UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT APRIL 28, 2008

Commission File Number: 1-14410

AXA

(Translation of Registrant's name into English)

25, avenue Matignon - 75008 Paris - France
(Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]         Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes [ ]         No [X]

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A

This Form 6-K, except for all non-GAAP financial measures as such term is defined in
Regulation G of the Securities Exchange Act of 1934, is incorporated by reference into
(i) the Registrant’s Registration Statements on Form F-3 (Nos. 333-12872 and 333-
12956) and Form S-8 (Nos. 333-145265, 333-136679, 333-128450, 333-118107,
333-118105, 333-118103, 333-109227, 333-104438, 333-99083, 333-91900, 333-
75600, 333-70516, 333-12088, 333-9212, 333-08910 and 333-12944) and any other
Registration Statement filed by the Registrant which shall by its terms automatically incorporate AXA's furnished Form 6-Ks; and (ii) any Annual Report on Form 20-F of the Registrant that specifically provides for incorporation by reference from this
Form 6-K but only to the extent and with respect to the specific portions and/or pages specified in such Annual Report on Form 20-F as being incorporated by reference.
For the avoidance of doubt, any disclosure containing non-GAAP financial measures contained in the annual report attached hereto as Exhibit 1 is not incorporated by reference into any registration statements, Annual Reports on Form 20-F or other documents filed or furnished by the Registrant with the SEC that allow for the incorporation by reference of Form 6-Ks.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/	AXA (REGISTRANT) DENIS DUVERNE
Name : Denis Duverne Title : Chief Financial Officer and Member of the Management Board

Date: April 28th, 2008

EXHIBIT INDEX

EXHIBITS	DESCRIPTION
1.

Free translation of AXA's French Document de Reference for the year ended
December 31, 2007 (the "home country annual report") filed with the AMF (the
French stock exchange regulatory authority) on March 28th, 2008 is furnished by the Registrant under this Form 6-K and, except for all non-GAAP financial measures as such term is defined in Regulation G of the Securities Exchange
Act of 1934, is incorporated by reference into (i) the Registrant's Registration
Statements on Form F-3 (Nos. 333-12872 and 333-12956) and Form S-8 (Nos.
333-145265, 333-136679, 333-128450, 333-118107, 333-118105, 333-118103,
333-109227, 333-104438, 333-99083, 333-91900, 333-75600, 333-70516, 333-
12088, 333-9212, 333-08910 and 333-12944) and any other Registration
Statement filed by the Registrant which shall by its terms automatically incorporate AXA's furnished Form 6-Ks; and (ii) any Annual Report on Form
20-F of the Registrant that specifically provides for incorporation by reference from this Form 6-K but only to the extent and with respect to the specific portions and/or pages of the home country annual report attached hereto as
Exhibit 1 as are specified in such Annual Report on Form 20-F as being incorporated by reference. For the avoidance of doubt, any disclosure containing non-GAAP financial measures contained in the home country annual report attached hereto as Exhibit 1 is not incorporated by reference into any registration statements, Annual Reports on Form 20-F or other documents filed or furnished by the Registrant with the SEC that allow for the incorporation by reference of Form 6-Ks.

DOCUMENT DE REFERENCE

ANNUAL REPORT 2007

FINANCIAL
PROTECTION

Table
of contents

PART I - CERTAIN PRELIMINARY INFORMATION ABOUT THIS ANNUAL REPORT	1
1.1 Presentation of Information	1
1.2 Exchange Rate Information	2
1.3 Cautionary statements concerning the use of non-GAAP measures and forward looking statements	2

PART II - THE AXA GROUP: OUR GLOBAL BUSINESS OPERATIONS, RECENT FINANCIAL PERFORMANCE AND FINANCIAL CONDITION	3
2.1 Selected Consolidated Financial Data	4
2.2 Information on the Company	9
2.3 Activity Report	44
2.4 Liquidity and Capital resources	110

PART III - CORPORATE GOVERNANCE, EXECUTIVE COMPENSATION, MAJOR SHAREHOLDERS AND RELATED MATTERS	115
3.1 Directors, Senior Management and Employees	116
3.2 Full disclosure on executive compensation and share ownership	132
3.3 Description of the Company's share repurchase program	154
3.4 Major Shareholders and Related Party Transactions	156
3.5 The Offer and Listing	162

PART IV - RISK FACTORS, CERTAIN DISCLOSURES ABOUT MARKET RISKS AND RELATED MATTERS	165
4.1 Risk Factors	166
4.2 Quantitative and Qualitative Disclosures About Market Risk and Risk Factors	176
4.3 Certain financial information	195

PART V - CONSOLIDATED FINANCIAL STATEMENTS	197

PART VI - CERTAIN ADDITIONAL INFORMATION	379

APPENDICES	389

Pursuant to the article 212-13 of the AMF General Regulations, this Annual Report has been filed with the AMF on March 28, 2008 and may, as a consequence, be used in connection with a financial transaction provided it is accompanied by a prospectus registered with the AMF.

This is a free translation into English of the French Annual Report filed with the Autorité des marchés financiers (AMF) and which is provided solely for the convenience of English readers.

PART I

CERTAIN PRELIMINARY INFORMATION
ABOUT THIS ANNUAL REPORT

This Annual Report serves as AXA's Document de Référence
within the meaning of article 212-13 of the Autorité des
marchés financiers (AMF) General Regulations.

It was filed with the AMF on March 28, 2008 and may, as
a consequence, be used in connection with a financing
transactions provided it is accompanied by a prospectus
registered with the AMF.

This Annual Report also includes (i) all the components of
the Annual Financial Report (Rapport Financier Annuel)
referred to in paragraph I of article L.451-1-2 of the French
Monetary and Financial Code as well as in article 222-3 of the

AMF General Regulations (the table to be found hereafter on
page 476 indicates the relevant sections of this Document de
Référence corresponding to the components required under
the terms of article 222-3 of the AMF General Regulations),
(ii) all the compulsory matters required to be covered in the
Management Board's Report to the Shareholders' Meeting of
April 22, 2008, established pursuant to the articles L.225-100 and L.225-100-2 of the French Commercial Code (the relevant
sections of this Document de Référence corresponding
to these compulsory matters have been approved by the
Management Board and are presented in the table to be
found hereafter on page 473) and (iii) all information required under article R.225-86 of the French Commercial Code.

1.1 PRESENTATION OF INFORMATION

In this Annual Report (referred to herein as the "annual
report" or "Annual Report") unless provided otherwise, the
"Company", "AXA" or "AXA SA" refers to AXA, a Société
Anonyme, organized under the laws of France which
is the publicly traded parent company of the AXA Group, and
"AXA Group", the "Group" or "we" refers to the Company
together with its direct and indirect consolidated subsidiaries.
The Company's ordinary shares are referred to in this annual report as "Shares", "ordinary shares", or "AXA ordinary shares".
The principal trading market for the Company's ordinary shares is the Compartment A of Euronext Paris, which we refer to
in this annual report as "Euronext Paris". The Company's
American Depositary Shares and American Depositary Receipts
are referred to in this annual report as "ADSs" and "ADRs",
respectively. The ADSs and ADRs are listed on the New York
Stock Exchange (referred to in this annual report as "NYSE").
One ADS represents one ordinary share.

This annual report includes AXA's consolidated financial
statements for the years ended December 31, 2007, 2006

and 2005. AXA's consolidated financial statements, including the notes thereto, are included in Part V - "Consolidated
Financial Statements" of this Annual Report and have been
prepared in accordance with International Financial Reporting
Standards (referred to in this Annual Report as "IFRS") and
interpretations from the International Financial Reporting
Interpretations Committee (referred to in this Annual Report as "IFRIC") that were definitive and effective as at December
31, 2007, as adopted by the European Commission before
the balance sheet date. However, the Group does not use
the "carve out" option to avoid applying all the hegde
accounting principles required by IAS 39. As a consequence,
the consolidated financial statements also comply with IFRS
as issued by the International Accounting Standards Board
("IASB").

Various amounts in this document are shown in millions for
presentation purposes. Such amounts have been rounded
and, accordingly, may not total. Rounding differences may
also exist for percentages.

1.2 EXCHANGE RATE INFORMATION

The Company publishes its consolidated financial
statements in Euro ("Euro", "euro" or "€"). Unless noted
otherwise, all amounts in this annual report are expressed
in Euro. The currency of the United States will be referred
to as "U.S. dollars" or "USD" or "U.S.$" or "$". For historical exchange rate information, refer to Part II "The AXA Group:
Our global business operations, recent financial performance and financial condition", Section "Exchange Rate Information"
of this Annual Report. For a discussion of the impact of
foreign currency fluctuations on AXA's financial condition
and results of operations, see Part II "The AXA Group: Our
global business operations, recent financial performance and financial condition", Section "Activity Report" of this Annual
Report.

1.3 CAUTIONARY STATEMENTS CONCERNING
THE USE OF NON-GAAP MEASURES
AND FORWARD-LOOKING STATEMENT

This Annual Report includes certain terms that are used by
AXA in analyzing its business operations and, therefore, may not be comparable with terms used by other companies. These
terms are defined in the glossary provided at the end
of Part II, Section 2.3. of this Annual Report.
Certain statements contained herein are forward-looking
statements including, but not limited to, statements that
are predictions of, or indicate, future events, trends, plans or objectives. Undue reliance should not be placed on such
statements because, by their nature, they are subject to
known and unknown risks and uncertainties and can be
affected by other factors that could cause actual results and

AXA's plans and objectives to differ materially from those
expressed or implied in the forward looking statements (or
from past results). These risks and uncertainties include,
without limitation, the risk of future catastrophic events
including possible future weather-related catastrophic events or terrorist related incidents. Please refer to Part IV of this
Annual Report for a description of certain important factors, risks and uncertainties that may affect AXA's business and/
or results of operations. AXA undertakes no obligation
to publicly update or revise any of these forward-looking
statements, whether to reflect new information, future events or circumstances or otherwise.

PART II

THE AXA GROUP: OUR GLOBAL
BUSINESS OPERATIONS,
RECENT FINANCIAL PERFORMANCE
AND FINANCIAL CONDITION

2.1 SELECTED CONSOLIDATED		2.3 ACTIVITY REPORT
FINANCIAL DATA		- Insurance and Asset Management markets	44
Exchange Rate Information	6	- Market conditions in 2007	48
Information on Euro Noon Buying Rates	7	- Operating highlights	49
Dividends	8	- Events subsequent to December 31, 2007	54
		- Consolidated operating results	55
2.2 INFORMATIONON THE COMPANY		- Life & Savings Segment	64
		- Property & Casualty Segment	83
		- International Insurance Segment	96
Introduction	9	- Asset Management Segment	99
History and development	10	- Banking	102
Recent developments	12	- Holdings and other companies	104
General information	13	- Outlook	106
Table of principal subsidiaries with ownership		- Glossary	107
and voting rights percentages	14
Ratings	17	2.4 LIQUIDITY AND CAPITAL RESOURCES
Business overview	18
Segment information	21
Property & Casualty and International Insurance claims reserves	35
Additional factors which may affect AXA's business	39	- AXA's Insurance operations	110
		- Sources of liquidity	110
		- Use of funds	112
		- Solvency margin	112
		- Subsequent events after December 31, 2007 impacting AXA's liquidity	113

2.1 Selected Consolidated
Financial Data

The selected historical consolidated financial data
presented below have been derived from AXA's consolidated
financial statements and related notes for the years ended
December 31, 2007, 2006, 2005 and 2004 in accordance
with IFRS. Note that certain entities within AXA have a
reporting year-end that does not coincide with December
31, in particular AXA Life Japan, which has a September 30
financial year end.

The historical data set out below is only a summary.
You should read it in conjunction with the consolidated
financial statements and related notes for the years ended
December 31, 2007, 2006 and 2005 included in Part V -
"Consolidated Financial Statements" of this Annual Report.

The Consolidated Financial Statements were prepared
in accordance with IFRS and IFRIC interpretations that
were definitive and effective as at December 31, 2007, as
adopted by the European Commission before the balance
sheet date. However, the Group does not use the "carve out"
option to avoid applying all the hegde accounting principles required by IAS 39. As a consequence, the consolidated
financial statements also comply with IFRS as issued by the
International Accounting Standards Board ("IASB").

Please note that the AXA Group's transition date to IFRS
was January 1, 2004. The Group prepared its opening IFRS
balance sheet at that date. The Group's IFRS adoption date
was January 1, 2005.

		(in Euro million, except per share data)
	2007	2006	2005	2004	2003
INCOME STATEMENT DATA:
In accordance with IFRS:
Total revenues(a)	93,633	77,966	70,865	66,053
Net investment result excluding financing expenses(a)(b)	25,891	32,555	32,693	27,699
Operating income before tax(a)	7,695	7,626	6,163	5,903
Income tax(a)	(1,783)	(1,991)	(1,454)	(1,802)
Net Consolidated Income(a)	6,391	5,758	4,806	4,266
Net income Group Share(a)	5,666	5,085	4,318	3,793
Earnings per share(c)
- basic (a)(d)	2.77	2.61	2.25	2.06
- diluted (a)(d)	2.75	2.56	2.22	1.98
Other data:
Number of outstanding shares	2,060.8	2,092.9	1,871.6	1,908.4	1,778.1
Dividend per share	1.20	1.06	0.88	0.61	0.38

		(in Euro million, except per share data)
	2007	2006	2005	2004	2003
BALANCE SHEET DATA:
In accordance with IFRS:
Total assets(a)	723,074	711,342	567,107	495,061
Shareholders' equity(a)	45,642	46,538	36,138	31,058
Shareholders' equity per share(a)(c)(e)	22.5	22.6	19.7	16.5

(a) As described in notes 1.10,1.11.2 and 1.12.2 of Part V - Consolidated Financial Statements of this Annual Report: (i) Following clarification of IFRIC agenda committee following IASB decision, AXA reclassified TSDI instruments (perpetual subordinated debts) into shareholders' equity in 2006 with retrospective application in 2005 and 2004 with impact on net income, (ii) in line with new accounting FRS27, the reclassification in the United Kingdom of some With-Profit technical reserves to allow for all future terminal bonuses payable to With-Profit policyholders within the allocated policyholder reserves, previously held in the unallocated policyholder bonus reserve, without any impact on earnings, and (iii) the restatement of The Netherlands' activities as discontinued businesses.

(b) Includes investment income net of investment management costs, impairment, net realized investment gains and losses and net unrealized investment gains and losses on assets with financial risk borne by the policyholders and on assets designated as at fair value through profit & loss, including assets backing the UK "With-Profit" business.

(c) (i) The calculation of net income per share is based on the weighted average number of outstanding shares for each period presented, and (ii) shareholders' equity per share is calculated based on the actual number of outstanding shares at each period-end presented. The calculations deduct shares held by AXA and its subsidiaries (that is, treasury shares) in the calculation of weighted average number of outstanding shares (for net income per share) and outstanding shares (for shareholders' equity per share). The calculation of basic and diluted net income per share for the three years ended December 31, 2007, 2006 and 2005 is presented in Note 26 "Net Income per Ordinary Share" to AXA's consolidated financial statements.

(d) The share capital increase with preferential subscription rights launched by AXA on June 14, 2006 to finance part of the acquisition of Winterthur resulted in the issue of 208,265,897 new shares at a price of €19.80 compared to a market price of €24.47. According to IAS 33, share issues carried out at a below-market price may give rise to an adjustment to the average number of shares during the period and in each period presented. As a consequence, the loss of value suffered by existing shares represents the value of the existing shareholders' theoretical subscription right, and the issue can be regarded as a bonus issue in the amount of the total value of the subscription rights. An adjustment factor (1.019456) equal to the pre-transaction share price divided by the theoretical post-transaction value of the shares is applied to the weighted average number of shares outstanding in each period.

(e) An annual dividend is generally paid each year in respect of the prior year after the annual general meeting of shareholders (customarily held in April or May) and before September of that year. Dividends are presented in this table in the year to which they relate and not in the year in which they are declared and paid. A dividend per share of €1.20 will be proposed at AXA's Annual Shareholders' Meeting that will be held on April 22, 2008. The dividend will be payable on April 29, 2008 with an ex-dividend date of April 24, 2008.

2.1 SELECTED CONSOLIDATED FINANCIAL DATA

Exchange Rate Information

The year-end and average exchange rates used in the preparation of the consolidated financial statements, to translate into Euro	the results of operations of the principal subsidiaries that are not denominated in Euro, are set out in the table below.

	Year-end exchange rate			Average exchange rate
	2007 (for €1)	2006 (for €1)	2005 (for €1)	2007 (for €1)	2006 (for €1)	2005 (for €1)
U.S. dollar	1.47	1.32	1.18	1.37	1.26	1.25
Japanese yen(a)(x100)	1.64	1.49	1.36	1.58	1.43	1.36
British Pound	0.73	0.67	0.69	0.68	0.68	0.68
Swiss Franc	1.66	1.61	1.56	1.64	1.57	1.55

(a) The exchange rates presented correspond to the year-end exchange rate and average exchange rate for a financial year ending September 30.

2.1 SELECTED CONSOLIDATED FINANCIAL DATA

Information
on Euro Noon Buying Rates

The following table sets forth, for the periods and dates
indicated, certain information concerning the Noon Buying
Rate of one Euro to U.S. dollars in New York City for cable
transfers as certified for customs purposes by the Federal
Reserve Bank of New York, which we refer to in this Annual

Report as the "Euro Noon Buying Rate". The Euro Noon
Buying Rates presented below are for your convenience and
were not used by AXA to prepare AXA's consolidated financial statements included in Part V of this Annual Report.

U.S. dollar per Euro				U.S. dollar per Euro
Calendar period	Average rate(a)	Month	High	Low
2003	1.1411	December 2007	1.4759	1.4344
2004	1.2478	January 2008	1.4877	1.4574
2005	1.2400	February 2008	1.5187	1.4495
2006	1.2661	The Euro Noon Buying Rate on December 31, 2007 was €1.00=USD 1.4603.
2007	1.3797
2008 (through February 29, 2008)	1.5014
(a) The average of the Euro Noon Buying Rates on the last business day of each full month during the relevant period.

> 2.1 SELECTED CONSOLIDATED FINANCIAL DATA

Dividends

The Company pays dividends in Euro. Future dividends will
depend on AXA's earnings, financial condition and other
factors. Proposals for dividend payments are made at
the discretion of the Management Board, subject to prior
approval by the Supervisory Board, and are submitted for
final approval to AXA's shareholders at their Annual General
Meeting.

AXA determines its dividend policy on the basis of its adjusted earnings minus interest charges on perpetual debt, and, in
each of the past several years, has paid aggregate dividends in a general range of 40% to 50% of this amount. While the
amount of dividends is subject to change based on a variety
of factors, management currently intends to maintain this
dividend policy.

The following table sets forth information on the dividends declared and paid in the most recent five years.

Fiscal year	Distribution (in Euro million)	Number of shares (as of December 31)	Net dividend per share in Euro	Tax credit per share in Euro	Dividend per share eligible for a tax relief in Euro	Gross dividend per share in Euro
2003	676	1,778,103,135	0.38	0.19	-	0.57
2004	1,164	1,908,444,170	0.61(b)	-	0.61(b)	0.61(b)
2005	1,647	1,871,605,004	0.88(c)	-	0.88(c)	0.88(c)
2006	2,218	2,092,888,314	1.06(d)	-	1.06(d)	1.06(d)
2007	2,472 (a)	2,060,753,492	1.20 (e)	-	1.20 (e)	1.20 (e

(a) Proposal to be submitted to the Shareholders' Meeting to be held on April 22, 2008.

(b) As of January 1, 2005 individual shareholders who were residents of France for tax purposes were eligible for a tax relief of 50% on the dividend, i.e. Euro 0.305 per share for fiscal year 2004.

(c) As of January 1, 2006 individual shareholders who were residents of France for tax purposes were eligible for a tax relief of 40% on the dividend, i.e. Euro 0.35 per share for fiscal year 2005.

(d) As of January 1, 2007 individual shareholders who were residents of France for tax purposes were eligible for a tax relief of 40% on the dividend, i.e. Euro 0.424 per share for fiscal year 2006.

(e) Proposal to be submitted to the Shareholders' Meeting to be held on April 22, 2008. As of January 1, 2008 individual shareholders who are residents of France for tax purposes are eligible for a tax relief of 40% on the dividend, i.e. Euro 0.48 per share for fiscal year 2007.

Dividends not claimed within five years of the date of payout become the property of the French Treasury Department.	For information on AXAs dividend policy, see Part V - "Consolidated Financial Statement" and Part VI - "Certain Additional Information - Dividends" of this Annual Report.

> 2.2 INFORMATION ON THE COMPANY

Introduction

AXA is a French "Société Anonyme à Directoire et Conseil
de Surveillance" (a form of limited liability company with
a Management Board and a Supervisory Board) existing
under the laws of France. The Company's registered office
is located at 25 avenue Matignon, 75008 Paris, France and
its telephone number is (33) 1 40 75 57 00. For information
on the principal trading markets for AXA's ordinary shares,
ADSs and ADRs, please see Part III - "Corporate governance,

executive compensation, major shareholders and related
matters", Section 3.5 "The Offer and Listing" included in this
Annual Report. AXA was incorporated in 1957 but the origin
of its activities goes back to 1852. The Company's corporate existence will continue, subject to dissolution or prolongation, until December 31,2059. The Company's number in the Paris
Trade Registry is 572 093 920 RCS Paris.

> 2.2 INFORMATION ON THE COMPANY

History and development

AXA originated from several French regional mutual insurance companies, known collectively as "les Mutuelles Unies".

In 1982, les Mutuelles Unies took control of Groupe Drouot
and following this transaction, the new Group began operating under the name of AXA.

In 1986, AXA acquired Groupe Présence.

In 1988, AXA transferred its insurance businesses
to Compagnie du Midi which operated under the name of
AXA Midi and subsequently changed its name to AXA.

In 1992, AXA acquired a controlling interest in The Equitable
Companies Incorporated following the demutualization of
Equitable Life. The Equitable Companies Incorporated,
based in the United States, changed its name in 1999 to AXA
Financial, Inc. ("AXA Financial").

In 1995, AXA acquired a majority interest in National Mutual
Holdings following its demutualization. National Mutual
Holdings, based in Australia, subsequently changed its name
to AXA Asia Pacific Holdings Ltd.

In 1997, AXA merged with its French competitor Compagnie
UAP. This transaction enabled AXA to significantly increase
its size and reinforce its strategic position in a number of important markets, particularly in Europe.

In 1998, AXA purchased the minority interests of its subsidiary
AXA Royale Belge and, in 1999, AXA acquired Guardian Royal
Exchange in Great Britain through its subsidiary Sun Life &
Provincial Holdings ("SLPH"). The Guardian Royal Exchange
acquisition allowed AXA to further establish its positions in both the United Kingdom and Germany.

In 2000, AXA: (i) acquired a majority ownership interest
in a Japanese life insurance company, "Nippon Dantaï Life
Insurance Company", through a new Japanese holding
company, "AXA Nichidan", (ii) increased its interest in SLPH from 56.3% to 100%, (iii) sold its interest in Donaldson Lufkin
& Jenrette ("DLJ") to Credit Suisse Group, (iv) acquired
Sanford C. Bernstein through its US based asset management
subsidiary Alliance Capital (which subsequently changed its
name to AllianceBernstein), and (v) acquired the remaining
minority interests in AXA Financial, which is now a 100%
owned subsidiary of AXA.

In 2001 and 2002, AXA acquired a banking platform in
France, Banque Directe. AXA also continued to streamline
its portfolio of businesses, selling its health business in
Australia and insurance operations in Austria and Hungary,
and reorganizing its reinsurance business.

In 2003, AXA sold all its activities in Argentina and Brazil.

In 2004, AXA acquired the American group MONY, which
allowed AXA to expand its life insurance distribution capacity in the United States by approximately 25%. In addition during
2004, AXA sold (i) its insurance activities in Uruguay (AXA
Seguros Uruguay) thereby finalizing its disengagement from
South America, (ii) its Dutch insurance broking operations
(Unirobe), (iii) its Dutch health insurance operations,
and (iv) its mortgage lending activities in Germany (AXA
Bausparkasse AG).

In December 2005, FINAXA, a listed holding company that
was AXA's principal shareholder, was merged into AXA. Prior
to the merger, FINAXA owned the "AXA" brand which, upon
consummation of the merger, became the property of AXA.
This merger resulted in a simplification of AXA's shareholding structure and an increase in the proportion of its publicly
traded shares.

In 2006, AXA acquired the Winterthur Group, which was then
active in 17 countries and served approximately 13 million
clients worldwide. This operation gave AXA the opportunity
to strengthen its leading position in several European
markets and to increase its presence in a number of high
growth markets including in Central and Eastern Europe and
Asia. During 2006, AXA also acquired (i) "Citadel" in Canada,
(ii) Thinc Destini (subsequently renamed Thinc Group) in the
United Kingdom, and (iii) MLC Hong Kong and Indonesia via
its subsidiary AXA Asia Pacific Holdings.

In December 2006, AXA completed the sale of AXA RE's
business to Paris Re Holdings and took a 3.4% stake in
Paris Re Holdings, a newly created company sponsored by
a consortium of international investors led by Stone Point
Capital.

During 2007, AXA (i) acquired a 75% stake in Kyobo
Auto (now called "Kyobo AXA Insurance Company") which
has a leading position in the South Korean direct motor
insurance market (May 2007) and subsequently increased
its shareholding to 90% (in September 2007) by subscribing
to a capital increase and through a buyout of minority
shareholders, (ii) acquired together with UkrSibbank, the
Ukrainian banking subsidiary of BNP Paribas, 99% of
the capital of Vesko, Ukraine's 6th largest P&C insurer (in
November 2007), in June 2007 AXA and UkrSibbank had
already announced the establishing of a joint-venture in the
Ukrainian P&C insurance market, (iii) completed the sale of
its principal Dutch operations, comprising 100% of AXA
Netherlands, Winterthur Netherlands and DBV Netherlands
(September 2007), (iv) reached an agreement with Bao
Minh Insurance Corporation ("Bao Minh") to establish a

strategic partnership in the Vietnamese insurance market
through AXA's acquisition of 16.6% stake of the share capital of Bao Minh (September 2007), (v) finalized a long-term
partnership agreement with the Italian bank BMPS for the
distribution of life, non-life and pension business in Italy (in
October 2007), and with AXA Investment Managers assuming

the management of the insurance companies' assets and
open pension funds' assets; and (vi) reached an agreement
to acquire a 36.7% interest in Reso Garantia's ("RESO")
which represents AXA's entry into the Russian market in
December 2007.

> 2.2 INFORMATION ON THE COMPANY

Recent developments

For a description of significant acquisitions and disposals undertaken by AXA please see Part 11-2.3 "Activity Report - operating highlights" and Note 5, "Goodwill", to the	consolidated financial statements included under Part V - "Consolidated financial statements" of this Annual Report.

> 2.2 INFORMATION ON THE COMPANY

General information

The Company is the holding company for the AXA Group, a
worldwide leader in financial protection. Based on available information at December 31, 2007, the AXA Group was one
of the world's largest insurance groups, with consolidated
gross revenues of €93.6 billion for the year ended December
31,2007. The AXA Group was also one of the world's largest
asset managers, with total assets under management as at
December 31,2007 of €1,281 billion, including assets managed on behalf of third party clients in an aggregate amount of
€659 billion. Based on available information at December 31,
2006 and taking into account banking companies engaged
in the asset management business, AXA was the world's 4th
largest asset manager[1].

For information concerning the ownership structure of the
Group, please see Part 3.4 - "Major Shareholders and Related
Party Transactions", in this Annual Report.

AXA operates primarily in Europe, North America, the
Asia Pacific region and, to a lesser extent, in other regions including the Middle East and Africa. AXA has five operating business segments: Life & Savings, Property & Casualty,
International Insurance, Asset Management and Banking. In
addition, various holding companies within the AXA Group
conduct certain non-operating activities.

The diversification of the AXA Group - both by geography
and by business - is designed to mutualize and hedge the
different types of risks to which the Group is exposed. For
example, mortality risks are partly offset by longevity risks, and insurance risks by financial risks. In addition, geographic diversification helps reduce the concentration of risk and
volatility of claims experience, which, in turn, helps limit the cost of economic capital needed to support the Group's
solvency position.

(1) Source: Pensions & Investments, Watson Wyatt Global 500 survey, 2006.

> 2.2 INFORMATION ON THE COMPANY

Table of principal subsidiaries
with ownership and voting
rights percentages

Set forth below is a simplified organization chart of AXA
as at December 31, 2007. For additional information,
please see Note 2 "Scope of consolidation" included in
Part V "Consolidated Financial Statements" of this Annual
Report.

Please note that the percentages noted in the second column
("Ownership interest percentage") represent the economic
interest and the percentages noted in the third column
("Voting rights percentage") represent the percentage of
the company's total voting power controlled by AXA.

PRINCIPAL SUBSIDIARIES AS AT DECEMBER 31, 2007

		Ownership interest percentage	Voting rights percentage
International Insurance
AXA Assistance SA		100%	100%
AXA Corporate Solutions Assurance		98.75%	98.75%
Asset Management
AXA Investment Managers		95.02%	95.04%
AXA Real Estate Investment Managers		95.02%	100%
AllianceBernstein(a)		63.18%	63.18%
AXA Rosenberg		95.02%	100%
NORTH AMERICA
	United States
Insurance	AXA Financial, Inc.(b)	100%	100%
	Canada
Insurance	AXA Canada lnc.(c)	100%	100%
AFRICA
	Morocco
Insurance	AXA Holding Maroc(d)	100%	100%
EUROPE
	Belgium
Insurance	AXA Holdings Belgium(e)	99.92%	100%
	Winterthur Europe Assurances	100%	100%
Financial Services	AXA Bank Belgium	99.92%	100%
	Czech Republic
	AXA životní pojišt'ovna a.s.	65.01%	65.01%
	AXA penzijni fond a.s.	79.97%	79.97%

(a) AXA also holds indirectly 100% of the general partner of AllianceBernstein.

(b) Holding company that owns AXA Equitable Life Insurance Company.

(c) Holding company that owns AXA Assurances Inc. and AXA Insurance (Canada).

(d) New corporate name (formerly AXA-ONA). Holding company that owns AXA Assurance Maroc.

(e) Holding company that owns AXA Belgium.

		Ownership interest percentage	Voting rights percentage
	France
Insurance	AXA France Assurance(f)	100%	100%
Financial Services	Compagnie Financière de Paris	100%	100%
	AXA Banque	99.89%	100%
	Greece
	AXA Insurance S.A. Greece(g)	99.57%	99.57%
	Hungary
	AXA Biztosìto Zrt.	65%	65%
	ELLA Bank Zrt.	99.92%	100%
	AXA Pénztárszolgáltató Zrt.	65%	65%
	ELLA Service Company Kft.	99.92%	100%
	Italy
Insurance	AXA Italia S.p.A(h)	100%	100%
	AXA Montepaschi Vita(i)	50%	50%
	AXA Montepaschi Danni(i)	50%	50%
	Ireland
Insurance	AXA Holdings Ireland Limited(j)	99.99%	100%
	Germany
Insurance	AXA Konzern AG(k)	100%	100%
	DBV-Winterthur Holding AG(l)	96.69%	96.69%
Financial Services	AXA Bank AG	100%	100%
	Luxembourg
Insurance	AXA Luxembourg SA(m)	99.92%	100%
	Poland
	AXA PTE S.A.	70%	70%
	AXA ZycieTU S.A.	65%	65%
	Portugal
Insurance	AXA Portugal Companhia de Seguros SA	99.37%	99.61%
	AXA Portugal Companhia de Seguros de Vida SA	94.89%	95.09%
	Seguro Directo Gere(n)	100%	100%
	Spain
Insurance	AXA Mediterranean Holding S.A. (o)	100%	100%
	Switzerland
Insurance	Winterthur Swiss Insurance Company(p)	100%	100%
	Winterthur Life	100%	100%
	Turkey
Insurance	AXA Oyak Holding A.S. (q)	50%	50%
	United Kingdom
Insurance	AXA UK plc(r)	99.99%	100%

(f) Holding company that owns AXA France Vie, AXA France IARD, AVANSSUR, AXA Corporate Solutions Assurance and Juridica.

(g) Company owned by AXA Mediterranean Holding, S.A. (Spain).

(h) Holding company that owns AXA Assicurazioni S.p.A.

(i) 50% of ownership interest and 50% (+ one voting right) of voting rights. Companies owned by AXA Mediterranean Holding, S.A. (Spain).

(j) Holding company that owns AXA Ireland Limited and AXA Insurance Limited.

(k) Holding company that owns AXA Versicherung AG, AXA Lebenversicherung AG and AXA ART Versicherung AG.

(I) Holding company that owns DBV-Winterthur Lebensversicherung AG, DBV-Winterthur Krankenversicherung AG and DBV-Winterthur Versicherung AG.

(m) Holding company that owns AXA Assurance Luxembourg and AXA Assurance Vie Luxembourg.

(n) Company owned by AXA Mediterranean Holding, S.A. (Spain).

(o) New corporate name (formerly AXA Aurora S.A.) - Holding company that owns AXA Aurora Iberica, S.A. de Seguros y Reaseguros, AXA Aurora Vida, S.A. de Seguros y Reaseguros, Hilo Direct S.A. de Seguros y Reaseguros, Winterthur Seguros, S.A. de Seguros y easeguros, Winterthur Vida, S.A. de Seguros y Reaseguros sobre la Vida and Winterthur Service, S.A.

(p) Holding company that owns 66.66% of Winterthur-ARAG.

(q) Holding company that owns 100% of AXA Oyak Hayat Sigorta A.S. and 70.96% of AXA Oyak Sigorta A.S. An agreement was signed on February 6, 2008 to buyout Oyak's 50% stake in AXA Oyak.

(r) Holding company that owns AXA Sun Life Plc, AXA Insurance Plc, AXA PPP Healthcare Limited, Winterthur UK Financial Services Group Limited and AXA Advisory Holdings Limited.

		Ownership interest percentage	Voting rights percentage
ASIA-PACIFIC
	Australia/New Zealand
Insurance	AXA Asia Pacific Holdings Limited(s)	53.86%	53.00%
	Hong Kong
Insurance	AXA China Region Limited(t)	53.86%	100%
	Japan
Insurance	AXA Japan Holding Co. Ltd (u)	98.11%	98.11%
	Singapore
Insurance	AXA Financial Services (Singapore) Cy(v)	53.86%	100%
	South Korea
Insurance	Kyobo AXA Auto Insurance Co. Ltd	90.08%	90.08%

(s) Holding company that owns The National Mutual Life Association of Australasia Limited, National Mutual Funds Management (Global) Limited and National Mutual International Pty Limited. AXA's ownership interest and voting power in AXA Asia Pacific Group is divided between a direct holding of 50.32% and an additional 3.54% owned by the AXA Sun Life PLC.

(t) Wholly owned by AXA Asia Pacific Holdings Limited.

(u) Holding company that owns AXA Life Insurance Co. Ltd , AXA Non-Life Insurance Co. Ltd and AXA Financial Life Insurance Co. Ltd (formerly Winterthur Swiss Life Insurance Co., Ltd).

(v) Holding company that owns AXA Life Insurance Singapore Pte Ltd. Wholly owned by AXA Asia Pacific Holdings Limited.

:

> 2.2 INFORMATION ON THE COMPANY

Ratings

PRINCIPAL RATINGS OF THE GROUP AS AT MARCH 26, 2008

The Company and certain of its insurance subsidiaries are rated by recognized rating agencies. The significance and the meaning of individual ratings vary from agency to agency.	At March 26,2008, the relevant ratings for the Company and its principal insurance subsidiaries are as follows:

	Agency	Rating	Outlook
Insurer Financial Strength Ratings
The Company's principal insurance subsidiaries	Standard & Poor's	AA	Stable
	Moody's	Aa3	Stable
	Fitch Ratings	AA	Stable
Ratings of the Company's Long Term and Short Term Debt
Counterparty credit rating / Senior Debt	Standard & Poor's	A+
	Moody's	A2
	Fitch Ratings	A+
Short Term Debt	Standard & Poor's	A-1
	Moody's	P-1
	Fitch Ratings	F-1 +

The ratings set forth above may be subject to revision or
withdrawal at any time by the assigning rating agency. None
of these ratings are an indication of the historic or potential performance of the ordinary shares, ADSs, ADRs or debt

securities and should not be relied upon for purpose of
making an investment decision with respect to any of these
securities. The Company accepts no responsibility for the
accuracy or reliability of the ratings.

> 2.2 INFORMATION ON THE COMPANY

Business overview

The table below summarizes certain key financial data by segment for the last three years.

AXA ACTIVITY INDICATORS AND EARNINGS				(in Euro million, except percentages)
	Years ended December 31
	2007		2006			2005
			Restated(b)	Published		Restated(a)	Published
Consolidated gross revenues
- Life & Savings	59,845	64%	49,952	50,479	64%	44,585	45,116	63%
- Property & Casualty	25,016	27%	19,510	19,793	25%	18,600	18,874	26%
- International Insurance	3,568	4%	3,716	3,716	5%	3,813	3,813	5%
- Asset management	4,863	5%	4,406	4,406	6%	3,440	3,440	5%
- Banking	339	-	377	381	-	424	428	1%
- Holdings and other companies	2	-	4	-	-	4	-	-
CONSOLIDATED GROSS REVENUES	93,633	100%	77,966	78,775	100%	70,865	71,671	100%
Annual Premium Equivalent(c)	7,694		6,186	6,234		5,431	5 476
New Business Value(d)	1,772		1,500	1,501		1,132	1,138
Underlying earnings(e)
- Life & Savings	2,670	54%	2,270	2,325	58%	1,887	1,931	59%
- Property & Casualty	1,863	38%	1,417	1,453	36%	1,327	1,346	41%
- International Insurance	218	4%	131	131	3%	68	68	2%
- Asset management	590	12%	508	508	13%	396	396	12%
- Banking	36	1%	18	51	1%	44	67	2%
- Holdings and other companies	(414)	-8%	(424)	(457)	-11%	(448)	(549)	-17%
Underlying earnings	4,963	100%	3,919	4,010	100%	3,274	3,258	100%
Net capital gains	1,175		1,107	1,130		910	850
Adjusted earnings(f)	6,138		5,026	5,140		4,184	4,108
Exceptional operations (including discontinued operations)	482		311	196		25	(72)
Goodwill and other related intangible impacts	(106)		(24)	(24)		(13)	(13)
Profit or loss on financial assets (under fair value option) & derivatives	(596)		(228)	(226)		121	149
Integration costs	(252)		-	-		-	-
NET INCOME	5,666		5,085	5,085		4,318	4,173

(a)  Restated in full year 2005 means: (i) transfer of the forex impact from adjusted earnings to net income, (ii) following clarification of IFRIC agenda committee following IASB decision, AXA reclassified TSDI instruments (perpetual subordinated debts) into shareholders' equity with impact on net income, (iii) in line with new accounting FRS27, the reclassification in the United Kingdom of some With-Profit technical reserves to allow for all future terminal bonuses payable to With-Profit policyholders within the allocated policyholder reserves, previously held in the unallocated policyholder bonus reserve, without any impact on earnings, and (iv) the restatement of The Netherlands' activities as discontinued businesses.

(b) Restated in full year 2006 means the restatement of The Netherlands' activities as discontinued businesses.

(c)  Annual Premium Equivalent (APE): Measure of new business volume. Represents 100% of regular premiums + 10% of single premiums, in line with EEV methodology. APE is Group share.

(d) New Business Value: (NBV) The value of new business issued during the current year consists of the Value In Force of new business at the end of the year plus the statutory profit result of the business during the year. NBV is Group share.

(e)  Underlying earnings correspond to adjusted earnings excluding net realized capital gains attributable to shareholders.

(f)  Adjusted earnings represent the net income (group share) before :

(i) The impact of exceptional operations (primarily change in scope, including restructuring costs related to a newly acquired company during the considered accounting period).

(ii) Goodwill and other related intangible impacts, and

(iii) Profit and loss on financial assets accounted for under fair value option (excluding assets backing contract liabilities for which the financial risk is borne by the policyholder) and derivatives related to invested assets (including all impacts of foreign exchange including the ones related to currency options in earnings hedging strategies but excluding derivatives related to insurance contracts evaluated according to the "selective unlocking" accounting policy).

The table below sets forth the total assets managed by AXA's entities, including assets managed on behalf of third parties:

AXA'S TOTAL ASSETS UNDER MANAGEMENT		in Euro million
	At December 31,
	2007	2006(a)	2005
AXA:
General account assets	439,604	449,099	353,346
Assets backing contracts with financial risk borne by policyholders (Unit-linked)	182,827	176,562	141,410
Subtotal	622,431	625,661	494,756
Managed on behalf of third parties(b)	658,921	652,413	543,174
TOTAL ASSETS UNDER MANAGEMENT	1,281,352	1,278,074	1,037,930

(a) Winterthur represented €104 billion of total assets under management at the end of 2006.

(b) Including Mutuelles AXA.

The table below sets forth AXA's consolidated gross revenues by segment for each of its major geographic markets for the years indicated:

BREAKDOWN OF AXA'S GROSS REVENUES
	Years ended December 31,
	2007		2006		2005
	Segment contribution (%)	Market contribution to total Segment (%)	Segment contribution (%)	Market contribution to total Segment (%)	Segment contribution (%)	Market contribution to total Segment (%)
TOTAL GROSS REVENUES (in Euro million)(b)	93,633		77,966		70,865
Life & Savings	64%		64%		63%
France		25%		30%		30%
United States		27%		31%		31%
United Kingdom		8%		9%		5%
Japan		9%		10%		11%
Germany		10%		7%		8%
Belgium		5%		5%		6%
Mediterranean Region		3%		3%		4%
Switzerland		7%		-		-
Other countries		6%		5%		5%
Property & Casualty	27%		25%		26%
France		21%		27%		27%
Germany		14%		14%		15%
United Kingdom (including Ireland)		20%		24%		24%
Belgium		8%		8%		8%
Mediterranean Region		21%		20%		19%
Switzerland		8%		-		-
Other countries		7%		7%		6%
International Insurance	4%		5%		5%
AXA RE(a)		-		-		38%
AXA Corporate Solutions Assurance		51%		45%		42%
AXA Cessions		2%		2%		2%
AXA Assistance		20%		17%		14%
Others(a)		28%		36%		4%
Asset Management	5%		6%		5%
AllianceBernstein		64%		67%		72%
AXA Investment Managers		36%		33%		28%
Banking	0%		0%		1%
AXA Bangue (French bank)		25%		15%		15%
AXA Bank Belgium		64%		78%		79%
Others		11%		7%		6%
Holdings and other companies	-		-		-

(a) In 2006, transfer of reinsurance activities formerly led by AXA RE to AXA Liabilities Managers (recorded in "Others"), following the sale of AXA RE activities to Stone Point Capital.

(b) As described in Note 1.10 of "Part V - Consolidated Financial Statements", the contribution of discontinued operations is stated in a separate line of the income statement.

For additional information on AXA's revenues by segments,
see Note 20 "Revenues by segments and net revenues
from banking activities" included in "Part V - Consolidated
Financial Statements" of this Annual Report.

For additional information on AXA's business segments, see
"Part 2.3 - Activity Report", section "Operating Results by
Segment" and Note 3 "Segmental Information" included in
"Part V - Consolidated Financial Statements" of this Annual
Report.

> 2.2 INFORMATION ON THE COMPANY

Segment information

LIFE & SAVINGS SEGMENT

AXA offers a broad range of Life & Savings products including individual and group savings products, as well as life and
health products for both individual and commercial clients.
The Life & Savings segment accounted for €59.8 billion or
64% of AXA's consolidated gross revenues for the year ended
December 31, 2007 (2006: €50.0 billion or 64%).

The table below summarizes AXA's Life & Savings consolidated gross revenues and gross insurance liabilities by geographic region for the periods and at the dates indicated:

LIFE & SAVINGS SEGMENT: GROSS REVENUES BY COUNTRY					In Euro million, except percentages
	Gross revenues Years ended De cember 31,						Gross insurance liabilities at December 31,
	2007		2006(b)		2005(b)		2007
France	15,045	25%	14,797	30%	13,228	29%	112,459
United States	16,243	27%	15,389	31%	13,940	31%	103,010
Japan	5,116	9%	5,027	10%	4,735	10%	27,547
United Kingdom	4,628	8%	4,292	9%	2,395	5%	95,584
Germany	6,200	10%	3,681	7%	3,585	8%	53,153
Belgium	3,072	5%	2,512	5%	2,734	6%	23 774
Mediterranean Region	1,918	3%	1,476	3%	1,562	3%	29,333
Switzerland	4,116	7%	141	-	116	0%	31,631
Others	3,507	6%	2,637	5%	2,289	6%	22,168
of which Australia and New-Zealand	1,384	2%	1,254	3%	1,225	3%	10,409
of which Hong Kong	1,257	2%	1,041	2%	831	2%	6,325
TOTAL	59,845	100%	49,952	100%	44,585	100%	498,659
Of which:
Gross written premiums	57,773		48,268		42,972
Fees and charges relating to investment contracts with no participating feature	740		608		509
Fees, commissions and other revenues(a)	1,332		1,076		1,104

(a) Includes revenues from other activities (mainly commissions and related fees on mutual funds sales).

(b) As described in Note 1.10 of "Part V - Consolidated Financial Statements", the contribution of discontinued operations is stated in a separate line of the income statement.

BREAKDOWN OF AXA'S LIFE & SAVINGS APE AND NBV					In Euro million
	Annualized Premium Equivalent (a)			New Business Value (b)
	2007	2006(c)	2005(c)	2007	2006(c)	2005(c)
France	1,360	1,231	1,075	230	202	157
United States	2,099	1,922	1,700	397	424	284
Japan	567	651	589	440	431	364
United Kingdom	1,588	1,134	817	140	100	72
Germany	457	287	270	166	90	29
Belgium	340	300	336	144	123	109
Mediterranean Region(d)	206	143	140	43	23	27
Switzerland	222	-	-	46	-	-
Others	855	519	504	166	106	91
of which Australia and New-Zealand	545	420	428	51	38	32
of which Hong Kong	139	100	75	77	68	59
TOTAL GROUP SHARE	7,694	6,186	5,431	1,772	1,500	1,132

(a) Annual Premium Equivalent (APE): Measure of new business volume. Represents 100% of regular premiums + 10% of single premiums, in line with EEV methodology. APE is Group share.

(b) New Business Value: (NBV) The value of new business issued during the current year consists of the Value In Force of new business at the end of the year plus the statutory profit result of the business during the year. NBV is Group share.

(c) As described in Note 1.10 of "Part V - Consolidated Financial Statements", the contribution of discontinued operations is stated in a separate line of the income statement.

(d) In 2005 and 2006, Mediterranean Region consisted of Spain, Italy and Portugal. In 2007, also included Morocco and Turkey.

MARKETS AND COMPETITION

In the Life & Savings segment, AXA operates primarily in
Western Europe (including France, the United Kingdom,
Germany, Belgium, Switzerland and the Mediterranean
Region), the United States and Japan. In addition, AXA offers investments and savings, and life and health products in
other countries such as Australia and New Zealand, but also
in Asia (notably Hong Kong, Singapore, China and Indonesia), in Central and Eastern Europe (Poland, Hungary) and in the
Middle East. The products in these markets are offered
through various distribution channels, including exclusive
agents, salaried salesforces, brokers, independent financial advisers, and bank networks. See the "Distribution channels"
section below.

The nature and level of competition vary among the countries in which AXA operates for all the types of individual and group
Life & Savings products sold by AXA. Many other insurance
companies offer similar products to those offered by AXA,
and, in some cases, also use similar marketing techniques.

The principal competitive factors affecting the Life & Savings business include:

- size, strength and quality of the distribution channels, in particular the quality of advisors,

-   range of product lines and product quality, feature
functionality and innovation,

-   price,

-   quality of service,

-   investment management performance,

-   historical levels of bonuses with respect to participating contracts,

-   crediting rates on general account products,

-   reputation, visibility and recognition of brand,

-   quality of management,

-   ratings for financial strength and claims-paying ability
(mainly for group and third party businesses), and

-   changes in regulations that may affect the policy charge
structure relating to commission and administrative
charges.

AXA competes with insurance companies and may compete
with banks, asset management companies, investment
advisers and other financial institutions for sales of savings-
related investment products and, to a lesser extent, life
insurance products.

The table below presents the main Life & Savings insurance markets in which AXA operates ranked by worldwide gross	revenues in 2006, along with AXA's estimated ranking (by market share):

INSURANCE MARKET - LIFE & SAVINGS

	Based on worldwide gross revenues in 2006
Countries	Country Statistics (a)		AXA (b)
	Ranking	% revenues	Ranking	Market share
United States	1	24%	3(c)	8%
Japan	2	16%	12	2%
United Kingdom	3	14%	7(d)	6%
France	4	8%	3	8%
Germany	5	4%	9	3%
Belgium	17	1%	4	13%
Mediterranean Region
- Italy	6	4%	13	1%
- Spain	16	1%	15	2%
- Portugal	25	1%	7	2%
- Turkey	42	0%	8	5%
- Morocco	51	0%	3	14%
Switzerland	18	1%	2	27%

(a) Source: Swiss Re, Sigma report 2007 "World Insurance in 2006".

(b) Sources AXA, mainly based on national insurance association data for each specific country in 2006. Excluding Winterthur in all countries except Switzerland.

(c) Relates to variable annuity products.

(d) Based on new business APE.

For additional information on markets, see section "Insurance and Asset Management Markets" included in "Part 2.3
Activity Report" of this Annual Report.

PRODUCTS AND SERVICES

AXA's Life & Savings products include a broad range of
investments and savings, and life and health products
marketed to individual and commercial clients. These
include both individual and group products. The Life &
Savings products offered by AXA include term life, whole
life, universal life, endowment, deferred annuities, immediate annuities, and other investment-based products. The health
products offered include critical illness and permanent
health insurance products. The types and specificities of the products offered by AXA vary from market to market.

Product types by nature of risk

Investment and savings products include:

-  Deferred annuities, which may be purchased with either a
single premium or regular premiums. A deferred annuity
has two distinct periods: an accumulation period and
an annuity payment period. Typlcally, more flexibility
is permitted in premium payments for longer deferred
periods. The premium can be invested in the general
account of the insurer, or in a choice of unit-linked funds.
Also known as variable annuities in the United States, these products often include optional guarantees (for a fee) such
as guaranteed minimum income - or annuity - benefit
(GMIB), guaranteed minimum death benefit (GMDB) and
guaranteed minimum withdrawal benefit (GMWB).

-  Pure savings, which provide investment return to
policyholders, while AXA bears the investment risk.

-  Universal savings, which is the same as universal life but has no significant death benefit component. See below for
a description of universal life products.

Life products include:

-  Term assurance, which provides a death benefit for a
limited period of time.

-  Whole life products, which provide a death benefit over a person's entire lifetime or up to a certain age, such as age
95 or 100, as long as the required premiums are paid.

-  Universal life products, which are all unbundled products that include a significant death benefit component. Funds
can be invested in unit-linked and / or general accounts.

-  Endowment products, which pay a level death benefit for a limited period of time or to age 65. An endowment benefit
is paid at the end of that period if the insured is still alive.

-  Disability products, which pay a benefit in case of disability.
The benefit can be a lump sum, or a percentage of the
income paid over a specified period of time.

-  Immediate annuity products, which are usually single
premium products with no previous accumulation period,
which promise regular payments for a fixed period of time
or over someone's lifetime.

Health products[1] generally offer reimbursement of medical
expenses or provide medical services.

Mutual funds offered by insurance companies are generally
open-ended funds operated by an investment management
company, in accordance with a stated set of objectives.

AXA's Life & Savings products may be distinguished
between:

-  participating contracts, in which the policyholders
participate in the excess assets over liabilities (the surplus)
of - and therefore in the investment return and/or in part

(1) Health products are classified in Life & Savings segment notably when providing savings features or rider options.

of the operating profits earned by - the insurance company
issuing the contract by way of the payment of an interest or bonus payment, and

- contracts with the financial risk borne by the
policyholders (unit-linked), in which the investment risk
(and reward) is generally transferred to the policyholder
while the issuing company earns fee income from managing
the underlying assets.

New product initiatives
To attract and retain clients, especially in the segments
identified as strategic, AXA has developed solutions designed to meet the needs of the targeted customer groups. In
addition, new products have been designed to support AXA's
cross-selling strategy and thus improve client retention and enhance value for the clients. AXA also aims to reuse across markets successful products and experiences developed for
individual country markets.

The table below presents consolidated gross revenues (after
inter-segment elimination) and gross insurance liabilities by major product for the periods and as of the dates indicated
for AXA's Life & Savings segment:

LIFE & SAVINGS SEGMENT				In Euro million, except percentages
	Gross revenues Years ended December 31,						Gross insurance liabilities at December 31,
	2007		2006(b)		2005(b)		2007
Investment & Savings	31,652	55%	29,024	60%	25,077	58%	245,131
Individual	28,264	49%	26,038	54%	22,468	52%	214,935
Group	3,388	6%	2,986	6%	2,609	6%	30,196
Life contracts (including endowment contracts)	18,095	31%	12,837	27%	11,567	27%	144,073
Health contracts	5,966	10%	4,468	9%	4,387	10%	13,989
Other	2,059	4%	1,938	4%	1,942	5%	13,688
Sub-Total	57,773	100%	48,268	100%	42,972	100%	416,881
Fees and charges relating to investment contracts with no particpating features	740		608		509		60,625
Fees, commissions and other revenues(c)	1,332		1,076		1,104
Liabilities arising from policyholder's participation							19,117
Unearned revenues and unearned fees reserves							2,232
Derivatives relating to insurance and investment contracts							(196)
TOTAL REVENUES AND LIABILITIES	59,845		49,952		44,585		498,659
Of which:
Contracts with financial risk borne by policyholders (Unit-Linked)	21,529	37%	18,512	38%	12,947	30%	183,241
UK "With-Profit"business(a)	976	2%	941	2%	953	2%	26,276

(a) UK "With-Profit" business: A participating contract, specific to the United Kingdom and known as the "With-Profit" contract, was offered by AXA Sun Life until 2002. Under "With-Profit" contracts, the policyholders are entitled to receive a share of the profits arising from the invested policyholders' premiums which includes regular bonuses and terminal bonuses. The regular bonuses are designed to provide a return to the policyholder through a periodic increase in benefits and are credited to the policyholder. Once credited, regular bonuses are guaranteed to be paid at maturity, death or as otherwise specified in the policy. Terminal bonuses, which are not guaranteed in advance of payment are designed to provide policyholders with their share of total investment performance and other experience of the fund (including expenses, mortality experience and income taxes) over several periods. Terminal bonuses can represent a significant portion of the total amount paid at maturity or upon surrender prior to maturity and are at the discretion of the Board of Directors. Following policyholder and court approvals, in 2001 AXA Equity & Law underwent a financial reorganization whereby the life insurance funds were transferred to AXA Sun Life and fundamentally restructured. A portion of the assets that accumulated over the years (which we refer to in this Annual Report as the "inherited estate") were attributed to AXA as the shareholder, less a portion allocated to the "With-Profit" policyholders in the form of a reorganization bonus, based on the number of eligible policyholders that elected in favor of this plan.

(b) As described in Note 1.10 of "Part V - Consolidated Financial Statements", the contribution of discontinued operations is stated in a separate line of the income statement.

(c) Includes revenues from other activities (mainly commissions and related fees on mutual funds sales).

DISTRIBUTION CHANNELS

AXA distributes its products through exclusive and non-
exclusive channels that vary from country to country.
Exclusive channels include exclusive agents, salaried
salesforces and direct sales. Non-exclusive channels include brokers, independent financial advisors, aligned distributors or wholesale distributors and partnerships.

Exclusive agents are individuals or firms commissioned by a
single insurance company to exclusively sell its products on its behalf. Tied agents are exclusive agents.

Salaried salesforces are salespeople employed by a single
insurance company (or an affiliated company) to exclusively
sell the company's products.

Direct sales relate to all sales made through mail, telephone, and internet.

Brokers are independent firms who negotiate with insurance
companies on behalf of customers. As opposed to exclusive
agents, they can work with different insurance companies.

Independent financial advisors are individuals or firms who
provide financial advice to customers and negotiate related
policies with insurance companies on behalf of customers.

Aligned distributors are independent individuals or firms
who have chosen AXA to provide them with a full range of
dealership services. They negotiate, on behalf of customers, policies of various insurance companies among a range of
products selected by AXA.

Partnerships are sales agreements between an insurance
company and another company from the financial services
industry, especially banks, or from another industry, such as car dealers. The insurance company and its partners might
be involved in a joint-venture.

AXA's distribution strategy focuses on strengthening
traditional channels and developing new ones, such as direct selling and partnerships. Staff hiring, retention of veteran staff, professionalism and commercial performance are the
main initiatives to strengthen traditional distribution channels.
To face more volatile and more demanding customers, AXA
believes that the diversification of distribution channels through the development of new channels improves opportunities for
increased contact with AXA's customer base.

The split of distribution channels used by AXA's principal
Life & Savings operations, based on consolidated gross
revenues for the years ended December 31,2007 and 2006,
is presented below:

BASED ON GROSS REVENUES IN 2007

	Agents, salaried salesforce and direct sales	Intermediaries / independent advisers / brokers	Other networks , including coporate partnerships and bank networks
France	52%	42%	6%
United States	52%	5%	43%
Japan	49%	37%	14%
United Kingdom	9%	91%	1%
Germany	56%	35%	9%
Belgium	-	100%	-
Mediterranean Region	65%	20%	15%
Switzerland	63%	32%	5%

BASED ON GROSS REVENUES IN 2006

	Agents, salaried salesforce and direct sales	Intermediaries / independent advisers / brokers	Other networks, including coporate partnerships and bank networks
France	51%	42%	7%
United States	56%	5%	39%
Japan	54%	40%	5%
United Kingdom	9%	90%	1%
Germany	54%	39%	6%
Belgium	-	100%	-
Mediterranean Region	72%	14%	14%

SURRENDERS AND LAPSES

For most Life & Savings products, fees and revenues are
accrued over time, while costs to the issuing company in
the first year are higher than costs in subsequent years
due to first year commissions and the costs of underwriting
and issuing a contract. Consequently, the rate of policies
remaining in-force and not lapsing, also known as the
"persistency rate", plays an important role in profitability.

The majority of individual Life & Savings products issued by
AXA may be surrendered for a cash surrender value. Most
of the individual Life & Savings products issued by AXA have front-end charges to the policyholder (or subscription fees), which are assessed at the inception date of the contract and/
or surrender charges (charges assessed in the case of early
surrender). Both front-end charges and surrender charges
are intended to offset a portion of the acquisition costs.

Total surrenders and lapses for 2007, and the ratio of surrenders and lapses to gross surrenderable insurance	reserves at the beginning of the periods indicated are presented below:

SURRENDERS AND LAPSES
	Years ended December, 31
	2007	2007	2006	2005
	Total surrenders & lapses	Surrenders & lapses ratio
	(in Euro million)%		%	%
France	6,695	7.1%	6.9%	6.6%
United States(a)
- Individual Life	1,208	4.4%	4.2%	4.2%
- Individual Annuities	7,083	11.1%	9.2%	8.6%
Japan(b)	2,237	8.4%	7.4%	8.0%
United Kingdom	8,842	10.6%	12.0%	8.9%
Germany	644	2.0%	2.2%	2.2%
Belgium	681	3.2%	4.0%	4.2%
Mediterranean Region(c)	1,073	11.6%	8.4%	6.7%
Switzerland	739	2.8%	-	-

(a) Amounts and percentages reported for the U.S. operations exclude lapses.

(b) Including conversions in Japan.

(c) In 2005 and 2006, Mediterranean Region consisted of Spain, Italy and Portugal. In 2007, also included Morocco and Turkey.

PROPERTY & CASUALTY SEGMENT

AXA's Property & Casualty Segment offers a broad
range of products including motor, household property
and general liability insurance for both personal and
commercial customers, targeting mainly small to medium
sized companies. In certain countries, health products are
classified as Property & Casualty products[1]. The Property
& Casualty segment accounted for €25.0 billion, or 27%

of AXA's consolidated gross revenues for the year ended
December 31, 2007 (2006: €19.5 billion or 25%).

The table below summarizes AXA's Property & Casualty
consolidated gross revenues (after inter-segment eliminations)
and gross insurance liabilities by geographic region for the periods and at the indicated dates.

PROPERTY & CASUALTY SEGMENT

			In Euro million, except percentages
	Gross revenues - Year ended December 31,						Gross insurance liabilities
	2007		2006		2005 (a)		at December 31, 2007
France Germany	5,330 3,506	21% 14%	5,187 2,745	27% 14%	5,070 2,785	27% 15%	11,493 6,270
United Kingdom & Ireland	5,076	20%	4,721	24%	4,393	24%	6,882
Belgium	2,112	8%	1,511	8%	1,451	8%	6,711
Mediterranean Region	5,276	21%	3,822	20%	3,604	19%	8,138
Switzerland	1,974	8%	94	-	89	-	5,112
Other Countries	1,743	7%	1,431	7%	1,206	6%	2,670
TOTAL	25,016	100%	19,510	100%	18,600	100%	47,277
Of which:
Gross written premiums	24,937		19,459		18,556
Other revenues	79		52		43

(a) As described in Note 1.10 of "Part V - Consolidated Financial Statements", the contribution of discontinued operations is stated in a separate line of the income statement.

MARKETS AND COMPETITION

In the Property & Casualty segment, AXA operates mainly
in the main Western European markets, including France,
Germany, the United Kingdom, Belgium, Switzerland and
the Mediterranean Region. AXA also offers personal and
commercial Property & Casualty insurance products in other
countries in Central and Eastern Europe as well as in Canada,
Asia (notably Japan, Singapore, Korea and Hong Kong), and
the Middle East.

The nature and level of competition vary among the countries in which AXA operates. AXA competes in each of its Property
& Casualty products and geographic markets with other
insurers. In Western European countries, a large portion of
customers holds one or more Property & Casualty products.

Overall, the Property & Casualty insurance industry tends
to be cyclical with surplus underwriting capacity leading to lower premium rates. Throughout 2007, the market cycle
continued to soften, which resulted in increased pressure on insurance pricing. In addition, customers seemed to become
very price-oriented when looking for a new insurer.

The principal competitive factors are as follows:

-   Price,

-   Quality of service,

-   Distribution network,

-   Brand recognition,

-   Ratings for financial strength and claims-paying ability
(mainly group business), and

-   Changes in regulations, which may affect premium rates
charged or claims settlement costs paid.

(1) Some countries classify health activity in the Property & Casualty segment, while other countries classify it in the Life & Savings segment. AXA chooses to follow local classification.

The table below presents the Property & Casualty markets in which AXA operates ranked by worldwide gross revenues in 2006, along with AXA's ranking (by market share).

PROPERTY AND CASUALTY MARKETS

	Based on worldwide gross revenues in 2006
	Country Statistics (a)		AXA (b)
	Ranking	% revenues	Ranking	Market share
Germany	2	7%	8	5%
United Kingdom(c)	3	7%	4	6%
France	5	5%	2	16%
Belgium	16	1%	1	17%
Mediterranean Region
- Italy	7	3%	8	4%
- Spain	9	2%	3	5%
- Portugal	28	0%	2	9%
- Turkey	27	0%	2	12%
- Morocco	51	0%	2	17%
Switzerland	14	1%	1	20%

(a) Source: Swiss Re, Sigma report 2007 "World insurance in 2006".

(b) Source AXA, mainly based on national insurance association data for each specific country in 2006. Excluding Winterthur in all countries except Switzerland.

(c) United Kingdom, including Health, but excluding Ireland.

For more details on market description, refer to "Part 2.3 -
Activity report", section "Insurance and Asset Management
Markets".

PRODUCTS AND SERVICES

AXA's Property & Casualty insurance operations offer
a broad range of products including motor, household,

property and general liability insurance for both personal
and commercial customers, targeting mainly small to medium
sized companies, and, in certain countries, health products.
In addition, AXA offers engineering services to support
prevention policies in companies.

The table below sets forth gross revenues and gross
insurance liabilities by major product for the periods and as at the dates indicated:

PROPERTY & CASUALTY SEGMENT:GROSS REVENUES BY PRODUCT

In Euro million, except percentages
	Gross revenues years ended December 31						Gross insurance liabilities at December 31,
	2007		2006(a)		2005(a)		2007
Personal line
- Motor	8,709	35%	6,560	34%	6,180	33%	15,446
- Homeowners/household	3,564	14%	3,016	15%	2,790	15%	3,219
-Other	2,908	12%	2,441	13%	2,465	13%	5,517
Commercial line
- Motor	1,618	6%	1,349	7%	1,295	7%	2,698
- Property damage	2,740	11%	2,204	11%	2,059	11%	3,075
- Liability	1,740	7%	1,390	7%	1,345	7%	6,950
-Other	3,313	13%	2,222	11%	2,086	11%	9,293
Other	345	1%	275	1%	336	2%	873
TOTAL	24,937	100%	19,459	100%	18,556	100%	47,072
Liabilities arising from policyholder's participation							205
TOTAL							47,277

(a) As described in Note 1.10 of "Part V - Consolidated Financial Statements", the contribution of discontinued operations is stated in a separate line of the income statement.

To attract and retain clients, new products are designed
to add value for the clients and support cross-selling thus
improving client retention.

DISTRIBUTION CHANNELS

AXA distributes its Property & Casualty insurance products
through a number of channels that vary from country
to country, including exclusive agents, brokers, salaried
salesforces, direct sales and banks and other partnerships,
including car dealers. In Europe, the same distribution

channels are used by both AXA's Life & Savings operations
and Property & Casualty operations. For a description of
these distribution channels, please refer to the "Distribution channels" section in the Life & Savings segment of this
Part 2.2.

Development of distribution channels is key to reach targeted customers and overall for the profitability of the activity.

The split of distribution channel used by AXA's Property &
Casualty operations, based on gross revenues for the year
ended December 31, 2007 and 2006, is presented below:

BASED ON GROSS REVENUES IN 2007

	General agents and salaried salesforce	Intermediaries, independent advisers & brokers	Direct Sales and marketing	Other networks, including coporate partnerships and bank networks
France	69%	26%	4%	1%
Germany	50%	45%	1%	5%
United Kingdom	3%	60%	25%	12%
Belgium	-	94%	2%	4%
Mediterranean Region	54%	33%	4%	9%
Switzerland	76%	21%	-	3%

BASED ON GROSS REVENUES IN 2006

	General agents and salaried salesforce	Intermediaries, independent advisers & brokers	Direct Sales and marketing	Other networks, including coporate partnerships and bank networks
France	69%	26%	4%	1%
Germany	48%	45%	2%	5%
United Kingdom	3%	62%	22%	13%
Belgium	1%	94%	3%	2%
Mediterranean Region	61%	26%	5%	8%

CEDED REINSURANCE

AXA's Property & Casualty operations use various types of
reinsurance, primarily to limit their maximum exposure to
catastrophic events, environmental pollution risks and certain other types of risks. A growing portion of AXA's Property &

Casualty insurance exposures are ceded internally to AXA
Cessions, which organizes external reinsurance programs.
Total gross premiums ceded by AXA's Property & Casualty
operations to third party reinsurers in 2007 amounted to
€1,232 million (2006: €1,004 million).

INTERNATIONAL INSURANCE SEGMENT

Operations in this segment are principally focused on large
risks, reinsurance, and assistance. The offered insurance
products, which specifically relate to AXA Corporate
Solutions Assurance, include coverage to large national
and international corporations mainly relating to property
damage, third party liability, marine, aviation and transport, construction risk, financial risk, and directors and officer liability. In addition, AXA Liabilities Managers is the Group's specialized unit in charge of managing the AXA Group's
Property & Casualty run-off portfolios including risks
underwritten by AXA RE for all periods prior to and including
2005. Reinsurance operations (AXA RE) principally focus on
property damage, third party liability, marine and aviation
property, and third-party liability reinsurance. The reserves corresponding to the ceded business are fully reinsured
by Paris Re, with AXA RE however keeping the risk of any
deviation (positive or negative) as compared to the reserves constituted as at January 1, 2006 in respect of occurrence
years 2005 and prior.

The businesses of the International Insurance activities
are described below. The International Insurance segment
accounted for €3.6 billion, or 4% of AXA's consolidated gross revenues for the year ended December 31, 2007 (2006:
€3.7 billion or 5%).

AXA Corporate Solutions Assurance is the AXA Group
subsidiary dedicated to large Property & Casualty risk
insurance for large European companies, and to aviation
and marine insurance companies worldwide.

AXA Cessions is an intra-group reinsurance company. Most
of the companies within the AXA Group cede internally some
of their major claims and catastrophic exposure to AXA
Cessions which analyses, structures and places reinsurance
programs for such risks with third-party reinsurers. It
also provides advice in risk management and purchase of
reinsurance cover to AXA Group subsidiaries.

AXA Assistance provides assistance services including
medical aid for travellers, automobile-related road assistance, home assistance and health-related services mainly to banking and insurance companies, tour operators, telecommunication
operators, gas, water and electricity utilities and automobile manufacturers. AXA Assistance has also developed its
expertise in the market of home services.

AXA Liabilities Managers is the Group's specialized unit in
charge of managing the AXA Group's Property & Casualty
run-off portfolios. This entity manages the internal run-off portfolios of AXA UK, AXA Germany and AXA Belgium, as
well as a number of stand-alone run-off companies of the
"Other International Activities" segment. In connection with the disposal of AXA's reinsurance activities, AXA Liabilities
Managers also manages the run-off of AXA RE as noted
above.

The table below summarizes AXA's consolidated gross
revenues and gross insurance liabilities (gross of reinsurance)
for the International Insurance segment for the periods and
at the dates indicated:

INTERNATIONAL INSURANCE				In Euro million, except percentages
	Gross revenues						Gross insurance liabilities
	Years ended December 31,						at December 31,
	2007		2006		2005		2007
AXA RE(a)	-	-	-	-	1,451	38%	-
AXA Corporate Solutions Assurance	1,805	51%	1,689	45%	1,605	42%	5,130
AXA Cessions	67	2%	56	2%	60	2%	239
AXA Assistance	699	20%	621	17%	549	14%	293
Other international activities(a)	996	28%	1,351	36%	147	4%	5,294
of which
AXA RE	896	25%	1,217	33%	-	-	2,937
AXA Liabilities Managers	18	1%	36	1%	36	1%	2,174
AXA RE Life	82	2%	98	3%	111	3%	182
TOTAL	3,568	100%	3,716	100%	3,813	100%	10,956
Gross written premiums	3,407		3,572		3,668		-
Other revenues	161		144		145		-

(a) In 2006, transfer of reinsurance activities formerly led by AXA RE to AXA Liabilities Managers (recorded in "Other International Activities"), following the sale of AXA RE activities to Stone Point Capital.

MARKET AND COMPETITION

AXA Corporate Solutions Assurance. The competitors
in the global risks market are acting at a worldwide level
with multinational clients placing their risks far beyond
their countries of origin via international programs or in key global marketplaces. After several years of rate increases
and program restructuring, the market has experienced
soft underwriting conditions from 2005 onwards, notably
on Property and Casualty insurance and Aviation, Marine
and Space insurance worlwide. 2007 confirmed this trend
on rates, which is to some extent due to low occurence of
major natural disasters in the recent years. AXA Corporate
Solutions Assurance is among the top five large corporate
risks insurers in Europe[1].

AXA Assistance is one of the three leading worldwide
assistance companies[2], in a market seeing the emergence
of some specialized niche players.

PRODUCTS AND SERVICES

AXA Corporate Solutions Assurance provides global
insurance programs to large international corporations
that require coverage for all their locations. AXA Corporate
Solutions Assurance underwrites large insurance risks such
as property damage, liability, construction risks, motor fleet, marine and aviation. AXA also offers loss-prevention and risk management services.

AXA Assistance provides both emergency and daily services,
and health management through a new range of products
and claims management. AXA Assistance has developed
its expertise in managing crisis situations, whether they
are of a political nature, health-related or linked to natural disasters.

The table below presents the International Insurance
segment's gross revenues and gross insurance liabilities by
major product for the periods and at the dates indicated:

INTERNATIONAL INSURANCE					in Euro million, except percentages
	Gross revenues						Gross insurance liabilities
	Years ended December 31						at December 31,
	2005		2006		2005		2007
Property damage	957	28%	1,132	32%	1,273	35%	1,943
Motor, Marine, Aviation	956	28%	977	27%	1,010	28%	3,144
Casualty / Civil Liability	467	14%	493	14%	488	13%	3,846
Other	1,027	30%	969	27%	897	24%	2,013
TOTAL	3,407	100%	3,572	100%	3,668	100%	10,946
Derivatives relating to insurance and investment contracts							9
TOTAL							10,956

DISTRIBUTION CHANNELS

AXA Corporate Solutions Assurance mainly distributes its
products through international brokers, but also domestic
brokers. Marine and aviation business is distributed through specialized brokers.

AXA Assistance mainly operates as a business to business
company although it also uses direct sales and marketing to
sell its products. In countries in which AXA offers Property
& Casualty insurance products such as France, Switzerland,
Spain, the United Kingdom and Germany, AXA distribution
networks offer assistance services in their insurance products.
AXA Assistance aims at integrating service providers and
developing capacities of distribution to final customers.

CEDED REINSURANCE
AND RETROCESSION

AXA Corporate Solutions Assurance reviews annually
its exposure to ensure that the risks underwritten are
diversified geographically and by lines of business in order to manage concentration risk. In 2007, AXA Corporate
Solutions Assurance ceded €714 million of premiums (2006:
€738 million) to third-party reinsurers.

Also, in 2007, approximately €757 million of premiums
were placed externally by AXA Cessions on behalf of AXA's
insurance subsidiaries (2006: €664 million).

(1) Sources: Lehman Brothers, Merrill Lynch, JP Morgan, KBW, Annual Reports.

(2) Source: SNSA (National Syndicate of Insurance Companies).

ASSET MANAGEMENT SEGMENT

ASSET MANAGEMENT SEGMENT

Asset Management is important to AXA, from both a
strategic and profitability perspective. The development of
Asset Management activities is a key part of AXA's financial services strategy, which seeks to capitalize on existing
strengths and expand its client base. This strategy is based on the belief that its asset management expertise will enable
AXA to benefit in the future from the expected growth in
savings-related products in the markets in which it operates.
The Asset Management segment accounted for €4.9 billion,
or 5% of AXA's consolidated gross revenues for the year-
ended December 31, 2007 (2006: €4.4 billion or 6%).

AXA's Asset Management companies are AllianceBernstein
and AXA Investment Managers. The Asset Management

companies manage assets on behalf of institutional clients,
retail investors and private clients, as well as on behalf of companies affiliated with AXA.

AXA has asset management specialists' teams in each of its
major markets: Western Europe, the United States and the
Asia / Pacific region.

The table below sets forth the total assets managed by
AllianceBernstein and AXA Investment Managers, including
assets managed on behalf of third parties, and the fees
earned by such companies on these assets for the indicated
dates and periods.

ASSET MANAGEMENT SEGMENT			In Euro million
	2007	2006	2005
Assets managed by AXA's Asset Managers at December 31,(a)
Managed on behalf of third parties(b)	657,957	651,184	542,925
Assets backing contracts with financial risk borne by policyholders	95,225	94,999	89,622
Other invested assets	338,672	282,573	290,145
TOTAL	1,091,853	1,028,756	922,692
Of which
AllianceBernstein	543,465	544,123	490,612
AXA Investment Managers	548,388	484,633	432,080
Commissions and fees earned for the years ended December 31,
AllianceBernstein	3,277	3,102	2,587
AXA Investment Managers	2,006	1,679	1,195
SUB-TOTAL	5,283	4,781	3,783
Intercompany eliminations	(420)	(375)	(343)
CONTRIBUTION TO AXA'S CONSOLIDATED GROSS REVENUES	4,863	4,406	3,440

(a) Based on estimated fair value at the dates indicated. Assets under management presented in this table are based on asset management companies only; AXA Group (including insurance companies) assets under management amounted to €1,281 billion, €1,278 billion (of which €104 billion linked to Winterthur) and €1,038 billion as of December 31, 2007, 2006 and 2005 respectively.

(b) Including Mutuelles AXA.

MARKET AND COMPETITION,
PRODUCTS AND SERVICES,
AND DISTRIBUTION CHANNELS

AllianceBernstein
AllianceBernstein, is a subsidiary of AXA Financial and is
a leading global investment management firm based in
the United States. AllianceBernstein provides diversified
investment management and related services to individual
investors, private clients and to a variety of institutional clients, including AXA Financial and its insurance subsidiaries
(which collectively are AllianceBernstein's largest client) as well as unaffiliated entities such as corporate and public
employee pension funds, endowment funds, and United States
and foreign institutions and governments. AllianceBernstein
Holding L.P. is listed on the New York Stock Exchange under
the ticker symbol "AB".

AllianceBernstein provides diversified Asset Management
and related services globally to a broad range of clients
including:

-  Diversified investment management services through
separately managed accounts, hedge funds, mutual
funds, and other investment vehicles to private clients
(such as high net worth individuals, trusts and estates,
and charitable foundations),

-  Management of mutual funds sponsored by
AllianceBernstein, its subsidiaries and affiliates, for
individual investors,

-  Management of investments on behalf of institutional
investors, and

-  Independent research and brokerage-related services for
institutional investors.

At December 31,2007, AllianceBernstein had €543 billion of
assets under management, including €461 billion of assets
managed on behalf of third party clients (2006: €544 billion and €454 billion, respectively).

AXA Investment Managers ("AXA IM")
AXA IM is a significant player in the international Asset
Management business, headquartered in France. AXA IM
provides its clients with a wide range of global products and expertise via mutual funds and dedicated portfolios. AXA
IM's clients include (i) institutional investors, (ii) individual investors to whom mutual funds are distributed through AXA
and external distribution networks, and (iii) AXA's insurance subsidiaries both for main fund and unit-linked fund backing insurance products.

AXA IM's worldwide growth is reflected in the set up of
new subsidiaries in 2007 in China (joint venture with SPDB)
and India (joint venture with Bharti and AXA Asia Pacific
Holdings). In addition, in 2007, AXA IM assumed management
responsibility for the majority of Winterthur's assets.

At December 31, 2007, AXA IM had €548 billion of assets
under management, including €197 billion of assets managed
on behalf of third party clients (2006: €485 billion and
€197 billion respectively).

BANKING SEGMENT

The operations in the Banking segment are conducted
primarily in Belgium, France and Germany. For the years
ended December 31, 2007 and 2006, the Banking segment
accounted for €0.3 billion and €0.4 billion, respectively, or less than 1%, of AXA's consolidated gross revenues.

This segment's operations principally include:

AXA BANK BELGIUM

AXA Bank Belgium, a subsidiary of AXA Belgium, offers a
comprehensive range of financial services to individuals and small businesses and has a network of approximately 950
exclusive independent bank agents, who also support the
sale of products offered by AXA Investment Managers and
of insurance products offered by AXA Belgium. AXA Bank
Belgium is the sixth bank in Belgium where the four largest
banks represent 90% of the market[1].

AXA BANQUE

Based in Paris, AXA Banque had more than 610,000
registered customers at the end of 2007, with development
focused on exclusive networks (exclusive agents and salaried salesforce) covering 75% of client scope. It offers a large
range of retail banking products including deposit and saving accounts and consumer loans.

GERMAN BANK

AXA Bank targets private customers in retail banking, and is an important element of pensions and asset management of
AXA Germany. The Bank had approximately 75,000 clients at
year-end 2007. The major activities of AXA Bank are mortgage loans and mutual funds (retail portfolio management and
custodian services only). These products are sold exclusively through the tied agent network of AXA Germany.

(1) AXA source.

> 2.2 INFORMATION ON THE COMPANY

Property & Casualty and
International Insurance
claims reserves

ESTABLISHMENT
OF CLAIMS RESERVES

AXA is required by applicable insurance laws and regulations, and generally accepted accounting principles to establish
reserves for outstanding claims (claims which have not yet
been settled) and associated claims expenses that arise
from its Property & Casualty and International Insurance
operations.

LOSS RESERVE DEVELOPMENT
TABLE

The loss reserve development table shows movements in
loss reserves between 1997 and 2007, based on previously
applied accounting standards, in accordance with IFRS 4.
All contracts concerned are insurance contracts as defined
by IFRS.

The first row entitled "Gross reserves for unpaid claims and claims expenses developed initially at the booking date"
represents the loss reserves developed in the balance
sheet on the reporting date for the year indicated in the
column heading. For example, the amount of €31,168 million
appearing in the first row of the table in the 2005 column
represents all loss reserves developed in all years of
occurrence prior to and including 2005, recognized on the
company's balance sheet at December 31, 2005.

The second row entitled "Gross reserves for unpaid claims
and claims expenses developed in 2007 adjusted for changes
in exchange rates and scope of consolidation" indicates the
amount that would have been developed initially at the
booking date had the exchange rates for the current year
been used (for reserves recognized by AXA Group entities
that do not use the Euro as their functional currency) and
assuming an identical scope of consolidation to that used for the last diagonal of the table.

Preparation of the last diagonal reflects the fact that,
following the merger of some newly-acquired portfolios
with the AXA Group's existing portfolios, it is not always

technically possible to distinguish, within payments made in a given year in respect of prior occurrence years, between
those relating to the historical portfolio and those relating to the recently-acquired portfolio. In these cases, the merged
scope is used to prepare the last diagonal of the table, even in the columns corresponding to years before the one in which
the most recent portfolio was acquired.

With effect from the development of loss reserves at end
of 2006, however, AXA uses the method which consists in
completing each column of the table using the same scope
as that used for "Gross reserves for unpaid claims and
claims expenses developed initially at the booking date". In practice, therefore, with effect from the 2006 column, the
differences between the first and second rows are mainly due to exchange rate impacts and only marginally to changes in
scope of consolidation.

Also with effect from year-end 2006, IBNR reserves related
to construction insurance in France ("PSNEM") and the
annuity reserves of the Property & Casualty segment have
been included in the loss reserve development table for
Property & Casualty and International Insurance (excluding
AXA RE).

The first section of the table entitled "Cumulative payments"
shows, for a given column N, the cumulative amount of
payments related to years of occurrence prior to and
including N, made since December 31 of year N.

The second part of the table entitled "Reserves re-estimated"
shows, for a given column N, an estimate of the final cost of liabilities carried at December 31 of year N in respect of all years of occurrence prior to and including N, at each future period end. The final cost estimate varies year on year as
information relating to losses still outstanding becomes more reliable.

The surplus (shortfall) of the initial reserves with respect to the re-estimated gross final cost for each year represents,
for a given year N, the difference between the amount shown
on the second row (gross reserves for unpaid claims and
claims expenses developed in 2007 adjusted for changes in
exchange rates and scope of consolidation) and the amount
shown in the final diagonal under "Reserves re-estimated".

LOSS RESERVE DEVELOPMENT TABLE: PROPERTY & CASUALTY
AND INTERNATIONAL INSURANCE (EXCLUDING AXA RE)

								(in Euro million except percentages)
	1997(b)	1998	1999(c)	2000	2001	2002	2003	2004(d)	2005	2006(e)	2007
Gross reserves for unpaid claims and claims expenses developed initially at the booking date(a)	20,371	20,941	26,656	26,916	28,636	28,465	27,825	29,128	31,168	41,301	44,020
Gross reserves for unpaid claims and claims expenses developed in 2007 adjusted for changes in exchange rates and scope consolidation(d)	21,132	21,633	23,809	24,592	26,072	26,724	27,556	28,409	29,884	42,627	44,020
Cumulative payments at:
One year later	4,737	4,745	7,727	6,807	6,715	6,371	6,075	6,180	6,084	7,652
Two years later	6,632	6,818	11,184	10,302	9,900	9,554	9,233	8,871	8,700
Three years later	8,087	9,361	13,474	12,378	12,440	11,846	11,332	10,580
Four years later	10,338	10,632	14,798	14,220	14,140	13,411	12,518
Five years later	11,218	11,384	16,239	15,297	15,410	14,159
Six years later	11,512	12,435	16,554	16,420	15,816
Seven years later	12,508	12,889	17,667	16,646
Eight years later	12,970	13,557	17,742
Nine years later	13,756	13,727
Ten years later	13,864
Reserves re-estimated at:
One year later	19,425	19,040	23,041	27,069	27,425	26,856	27,527	29,179	29,878	40,966
Two years later	17,510	19,407	26,294	25,919	25,718	26,219	26,791	27,833	27,084
Three years later	17,971	22,048	25,542	24,864	25,610	25,835	26,920	25,572
Four years later	20,162	21,485	24,409	24,665	25,542	25,783	24,994
Five years later	19,873	20,804	24,304	24,658	25,756	24,076
Six years later	19,052	20,820	24,174	25,093	24,112
Seven years later	19,293	20,671	24,720	23,585
Eight years later	19,267	21,049	23,387
Nine years later	19,864	20,120
Ten years later	18,986
Cumulative redundancy (deficiency) from the initial gross reserves in excess of re-estimated gross reserves:(a)
Amount	2,146	1,513	422	1,007	1,960	2,648	2,562	2,837	2,800	1,660
Percentages	10.2%	7.0%	1.8%	4.1%	7.5%	9.9%	9.3%	10.0%	9.4%	3.9%

(a) It is not appropriate to extrapolate future redundancies or future deficiences based on the loss reserve development presented in the table, as conditions and trends that have affected development of the liability in prior periods may not necessarily occur in the future periods. Redundancy/deficiency disclosed includes forex impact between this year and last year. This line also includes the impact of the unwind of discount rate on annuities (which are developed from 2006 on) for an amount of €100 million for 2006.

(b) AXA acquired Compagnie UAP("UAP") on January 1,1997. The operations of AXA and UAP were integrated in 1998. At the date of acquisition, UAP had net reserves of €13.7 billion. The outstanding claims reserves and claims expenses of UAP's Property & Casualty operations are included in the year end reserves as of December, 31,1997 and after. Cumulative payments and reserve development for 1998 and after include the development of integrated Property & Casualty liabilities of AXA, including UAP, as loss development data specific to UAP are not available and there is no reasonable basis of allocating cumulative payments and reserves re-estimated between AXA and UAP post-acquisition.

(c) AXA acquired GRE in May 1999. GRE's operations have been integrated within AXA. At the time of acquisition, GRE's gross reserves totaled €5.6 billion.

(d) In 2004, AXA Corporate Solutions Assurance US, AXA RE P&C Insurance Company and AXA RE P&C Reinsurance were transferred from AXA RE to "other international activities". The reserves of AXA Corporate Solutions Assurance US were presented on an occurring year basis and included in the Property & Casualty loss reserve development table. The reserves of AXA RE P&C Insurance Company and AXA RE Reinsurance Company were presented on an underwriting year basis and included in the AXA RE loss reserve development table.

(e) In 2006, Winterthur's operations were integrated within AXA. Total loss reserves developed amounted to €41.3 billion including €8.7 billion in respect of Winterthur (final figure after PGAAP re-opening).

LOSS RESERVE DEVELOPMENT
TABLE: AXA RE

On December 21,2006, the AXA Group finalized an agreement
to sell the AXA RE reinsurance business to Paris Re Holding.
Under the terms of the agreement, AXA retains exposure
to any changes in the final cost of claims occurring before
December 31, 2005. However, the proportional treaty set in

place as part of the agreement between AXA RE and Paris Re
protects AXA entirely from any claims occurring after
January 1, 2006. Consequently, the table below shows the
development of loss reserves recognized in AXA RE's balance
sheet at each year-end until December 31, 2005. Reserves
recognized after that date, which correspond to exposure
assumed fully by Paris Re, have not been developed.

				(in Euro million except percentages)
	1997	1998	1999	2000	2001(c)	2002	2003	2004(d)	2005
Gross reserves for unpaid claims and claims expenses developed initially at the booking date(a)	2,880	3,060	3,396	3,455	5,868	4,778	4,200	3,314	4,523
Gross reserves for unpaid claims and claims expenses developed in 2007(d)	2,880	3,060	3,396	3,453	5,868	4,778	3,742	3,314	4,253
nitial retroceded reserves	(285)	(416)	(430)	(393)	(1,652)	(1,020)	(853)	(410)	(1,048)
Retroceded reserves in 2007 (d)	(285)	(416)	(430)	(393)	(1,652)	(1,020)	(461)	(502)	(1,048)
Initial net claims reserves:	2,595	2,644	2,966	3,060	4,216	3,758	3,281	2,812	3,205
Cumulative payments at:
One year later	583	956	1,165	1,218	1,987	1,441	950	1,127	1,191
Two years later	1,094	1,594	1,893	1,860	3,198	2,113	1,543	1,574	1,688
Three years later	1,430	2,000	2,265	2,449	3,603	2,570	1,784	1,812
Four years later	1,685	2,232	2,779	2,549	3,978	2,768	1,953
Five years later	1,815	2,677	2,726	2,770	4,140	2,899
Six years later	2,101	2,566	2,894	2,874	4,242
Seven years later	1,971	2,697	2,966	2,939
Eight years later	2,060	2,755	3,011
Nine years later	2,114	2,794
Ten years later	2,150
Reserves re-estimated at:
One year later	2,945	3,743	3,969	4,199	5,922	5,012	3,438	3,797	4,061
Two years later	3,159	3,817	4,105	4,061	6,183	4,163	3,642	3,621	3,745
Three years later	3,168	3,772	3,955	4,034	5,314	4,374	3,514	3,399
Four years later	3,045	3,643	4,027	3,817	5,536	4,281	3,332
Five years later	2,941	3,722	3,755	3,944	5,466	4,107
Six years later	2,964	3,444	3,845	3,887	5,308
Seven years later	2,724	3,521	3,797	3,766
Eight years later	2,774	3,478	3,713
Nine years later	2,736	3,403
Ten years later	2,680
Cumulative redundancy (deficiency) from the initial gross claims reserves in excess of (less than) re-estimated gross claims reserves	200	(343)	(317)	(313)	560	671	410	(85)	508
Re-estimated retroceded reserves	353	533	476	443	1,200	838	476	751	1,167
Premium adjustment(b)	637	724	1,034	1,281	1,387	1,289	580	374	403
Re-estimated net claims reserves	1,690	2,146	2,203	2,042	2,721	1,980	2,276	2,274	2,175
Initial net claims reserves in excess of (less than) re-estimated net claims reserves as at December 31,2007
Amount(a)	905	498	763	1,018	1,495	1,778	1,005	538	1,030
Percentages of original net reserve(a)	34.9%	18.8%	25.7%	33.3%	35.5%	47.3%	30.6%	19.1%	32.1%

(a) The loss reserve development table is presented on an underwriting year basis for AXA RE business. Accordingly reserves re-estimated and the excess of re-estimated reserves of the initial reserves include reserves for losses occurring up to twelve months subsequent to the original year-end. It is not appropriate to extrapolate future redundancies or future deficiencies based on the loss reserve development presented in the table, as conditions and trends that have affected the development of the liability in prior periods may not necessarily occur in future periods.

(b) Represents premiums earned subsequent to the accounting year end and premium reinstatements /experience-rated premiums received and accrued from the ceding insurers as assumed losses were incurred.

(c) In 2001, AXA RE's claims reserves were adversely affected by the September 11 attacks.

(d) In 2004, AXA Corporate Solutions Assurance US, AXA RE P&C Insurance Company and AXA RE P&C Reinsurance were transferred from AXA RE to the "other international activities". The reserves of AXA Corporate Solutions Assurance US were presented on an occurring year basis and included in the Property & Casualty loss reserve development table. The reserves of AXA RE P&C Insurance Company and AXA RE Reinsurance Company were presented on an underwriting year basis and included in the AXA RE loss reserve development table.

RECONCILIATION BETWEEN DEVELOPED RESERVES AND TOTAL
RECOGNIZED CLAIM RESERVES

TOTAL GROSS CLAIM RESERVES		(in Euro million)
	2007	2006 Restated(c)	2005
Gross claims and other reserves developed
Property & Casualty and International Insurance (excluding AXA RE)(a)	44,020	41,301	31,168
- of which future policy benefits annuity reserves	3,321	-	-
- of which construction reserves (PSNEM)	1,418	1,258	-
Future policy benefits annuity reserves (separately developed in 2006)	-	2,492	-
AXA RE(a)	-	-	4,253
Total gross claims and other reserves developed	44,020	43,793	35,421
Construction reserves (PSNEM) non developed	-	-	1,126
Future policy benefits annuity reserves non developed	-	-	1,528
Other reserves non developed(b)	4,734	5,242	2,098
of which AXA RE liabilities	2,562	3,038	-
Total gross claims and other reserves excluding Life & Savings Segment	48,754	49,035	40,173

(a) Total gross claims and other reserves developed are presented on the basis of the loss reserve development table. The reserves of AXA Corporate Solutions Insurance US were included in Property & Casualty and International Insurance loss reserves. The reserves of AXA RE P&C Insurance Company and AXA RE Reinsurance Company (€203 million in 2007, €282 million in 2006 and €409 million in 2005) were included in AXA RE's loss reserve development table.

(b) Including reserves on acceptations (€699 million in 2007, €771 million in 2006 and €938 million in 2005).

(c) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group has adjusted certain items impacting the allocation of Winterthur purchase price.

ENVIRONMENTAL, ASBESTOS
AND OTHER EXPOSURES

AXA regularly reviews environmental, asbestos and other related exposures to ensure that loss provisions take into account recent developments and information. Further details	are provided in Note 14 "Liabilities arising from insurance and investment contracts" included in "Part V - Consolidated Financial Statements" of this Annual Report.

> 2.2 INFORMATION ON THE COMPANY

Additional factors which may
affect AXA's business

For information relating to certain additional matters that
may affect AXA's business, see the "Risk factors" Section
included in the Part IV, and the Part V "Consolidated Financial
Statements" included in this Annual Report.

REGULATION

AXA is engaged in regulated business activities on a global
basis through numerous operating subsidiaries and the
Group's principal business activities of insurance and asset management are subject to comprehensive regulation and
supervision in each of the various jurisdictions where the
Group operates. AXA SA, the ultimate parent holding company
of the AXA Group, is also subject to extensive regulation as a result of its listing on Euronext Paris and on the New York
Stock Exchange and its control shareholding interest in
numerous regulated insurance and asset management
subsidiaries. Given that the AXA Group is headquartered in
Paris, France, this supervision is based to a significant extent on European Union ("EU") directives, discussed more fully
below, and on the French regulatory system. The AXA Group's
principal regulators in France are the Autorité des marchés
financiers ("AMF"), which is the French financial market
regulator, and the Autorité de Contrôle des Assurances et des
Mutuelles("ACAM"), which is the principal French insurance
regulator.

INSURANCE RELATED REGULATION

While the extent and nature of regulation varies from country to country, most jurisdictions in which AXA's insurance
subsidiaries operate have laws and regulations governing
sales practices, standards of solvency, levels of reserves,
permitted types and concentrations of investments, business
conduct, agent licensing, approval of policy forms and, for
certain lines of insurance, approval or filing of rates. In
certain jurisdictions, regulations limit sales commissions and certain other marketing expenses that may be incurred by
the insurer. In general, insurers are required to file detailed annual financial statements with their supervisory agencies
in each of the jurisdictions in which they do business. Such agencies may conduct regular or targeted examinations of
the insurers' operations and accounts and make requests
for information from the insurer. Certain jurisdictions also require registration and periodic reporting by holding
companies that control a licensed insurer. This holding
company legislation typlcally requires periodic disclosure
concerning the corporation that controls the licensed insurer and other affiliated companies, including prior approval of
transactions between the insurer and other affiliates such as inter-Group transfers of assets and payment of dividends by
the controlled insurer. In general, these regulatory regimes are designed to protect the interests of policyholders rather than security holders.

EUROPE

In Europe, AXA operates in most major markets, including
France, Germany, the United Kingdom ("UK") and Belgium
through free-standing subsidiaries that are subject to a
comprehensive regulatory regime based on the European
Union ("EU") insurance directives on life insurance and
insurance other than life insurance. These directives have
been implemented in France, Germany, the UK and other
European jurisdictions and are founded on the "home country
control" principle, according to which the ongoing regulation of insurance companies, including their non-home country
insurance operations (whether direct or through branches),
is the responsibility of the home country insurance regulatory authority. The home country insurance regulator monitors
compliance with applicable regulations, including regulations governing solvency, actuarial reserves, investment of assets, statutory accounting principles, internal governance and
periodic reporting requirements. In France, ACAM monitors
compliance with applicable regulations, the insurer's capital base and actuarial reserves, as well as the assets of the insurer that support such reserves. Selling activities of non-home country insurance operations, however, are generally supervised by
the regulator in the country in which the sale of the insurance product takes place. As a result of the implementation of these directives, an insurance company that has been licensed to
conduct insurance business in one jurisdiction of the EU may do business directly or through branches in all other jurisdictions of the EU without being subject to additional licensing
requirements in the other jurisdictions.

The EU has also adopted various directives concerning solvency margin requirements for insurers and insurance groups.

- A1998 EU directive, implemented into French law in 2002,
requires insurance groups to calculate a consolidated
solvency margin. In accordance with this directive, AXA
must establish appropriate internal controls to ensure
solvency sufficient to cover all of the Group's insurance
liabilities, inform the French insurance regulatory
authorities annually of certain intra-group transactions,
and calculate on a consolidated basis the capital needed to
meet the respective solvency requirements of the Group's
insurance subsidiaries. Similar solvency requirements
must be fulfilled by intermediate holding companies that
own AXA Group insurance subsidiaries in different EU
jurisdictions.

-  A 2002 EU directive, implemented into French law
in 2005, concerns the regulation and supervision of
financial conglomerates and provides for the assessment
of a financial conglomerate's capital requirements at
the consolidated group level, the supervision of risk
concentration and intra-group transactions, and the
prevention of double-leveraging of the capital of a parent
holding company, i.e. once at the holding parent level and
a second time at the subsidiary level ("double gearing").
Although the AXA Group is not currently deemed a financial
conglomerate within the meaning of this legislation by the
French insurance regulator, there can be no assurance that
it will not become (or be deemed) a financial conglomerate
in the future. Due to the lack of uniform interpretation of
this legislation by local insurance regulators throughout
the various EU jurisdictions, AXA's Belgian subsidiary has
been deemed a financial conglomerate by the Belgian
insurance regulator and it is possible that other European
subsidiaries of the AXA Group may also be deemed financial
conglomerates by local regulators thereby subjecting them
to the requirements of this law.

-  The European Commission (the "Commission"), jointly with
Member States, is carrying out a fundamental review of
the regulatory capital regime of the insurance industry
(the "Solvency 2" project) that will update the existing
life, non-life, reinsurance and insurance groups directives.
Its principal objective is to establish a solvency system
that is better matched to the true risks of insurers,
enabling supervisors to protect policyholders' interests
as effectively as possible and in accordance with common
principles across the EU. Solvency 2 is expected to be
based on the concept of three pillars-minimum capital
requirements, supervisory review of firms' assessments
of risk and enhanced disclosure requirements. Its scope is
expected to cover, among other matters, valuations, the
treatment of insurance groups, the definition of capital
and the overall level of capital requirements. Under
Solvency 2, companies will be encouraged to improve their
risk management processes and will be permitted to make
use of internal economic capital models to enable a better
understanding of risks and appropriate adaptation of the
model to each insurer's specific business mix and risks.
In 2007, the Commission adopted a draft directive setting
forth various policy principles and guidelines that will act as a framework for the development of the Solvency 2 regime.
Implementing measures will be adopted by the Commission
and the Member States, supplementing this framework, and
Solvency 2 is expected to be implemented by 2010.

In addition to these directives governing solvency of
insurance companies and groups, in France, Germany, the
UK, and certain other European jurisdictions, Property &
Casualty insurers are required to maintain equalization
reserves to protect against the impact of large claims
and catastrophes. The basis on which these equalization
reserves are established is set out in the local country
regulations based on pre-established formulas applicable to
certain lines of business and may be capped at a maximum
level.

There have been a number of other initiatives in Europe with implications for AXA's European insurance subsidiaries, and
the European insurance sector more generally, including the
following:

-  In September, 2007 the European Commission completed
its investigation into certain practices relative to the

European "business insurance" sector. Several of AXA's
European subsidiaries received questionnaires from
the Commission in connection with this investigation,
which began in June 2005, and cooperated fully with
the Commission. While the Commission's final report did
not impose sanctions on any insurer or other party, it
did suggest certain areas for possible legislative and/or
regulatory action by European Member States including in
connection with compensation of insurance intermediaries,
certain pricing practices in insurance and reinsurance
pools and various other areas. Management cannot predict
with any certainty at this time the impact of these potential legislative or regulatory actions.

-  In various European and other jurisdictions, including
the UK, insurance and financial services regulators have
adopted or are generally moving towards a "principles
based" system of regulation founded on a set of general
and broadly worded principles rather than detailed
prescriptive rules. These principles, which provide
regulators with broad discretion in their application, cover a variety of matters and are designed to ensure, among
other matters, that insurers and other financial services
providers treat their customers fairly, conduct their
business with the requisite levels of integrity and ethics,
maintain appropriate corporate governance practices and
internal controls, and generally manage their businesses
in a prudent manner taking into account their fiduciary
duties and the interests of their customers.

-  Finally, there are numerous other legislative and regulatory initiatives within various European jurisdictions relating to a variety of matters, including such matters as distribution practices and changes to tax laws that may affect the
attractiveness of certain of our products, which currently
have favorable tax treatment. For example, in Italy, since
2007, insurance companies are no longer permitted to
enter into exclusive agency agreements with their agents
and in the UK, recently adopted modifications to the capital gains tax regime are expected to reduce the attractiveness
of certain products we sell including life insurance bonds
and adversely impact sales of these products and tax
matters.

UNITED STATES

In the United States, regulation of the insurance business
remains principally at the state level, with AXA's insurance operations being subject to regulation and supervision by
various states and territories. Within the U.S., the method
of regulation varies but generally has its source in statutes that delegate regulatory and supervisory powers to a state
insurance commissioner. While the extent of regulation varies by jurisdiction, most jurisdictions have laws and regulations governing approval of policy forms and rates, sales practices and business conduct, the standards of solvency that
must be met and maintained (including risk-based capital
measurements), the establishment and levels of reserves,
the licensing of insurers and their agents, sales practices
by agents, the nature of and limitations on permitted
investments, restrictions on the size of risks which may be
insured under a single policy, deposits of securities for the benefit of policyholders, methods of accounting, periodic
examinations of the affairs of insurance companies, and the
form and content of reports of financial condition and results of operations to be filed.

Certain of AXA's U.S. insurance, broker-dealer, investment
adviser and investment management subsidiaries, including
AXA Equitable Life Insurance Company ("AXA Equitable"),
and certain life insurance policies and annuity contracts
offered by them are subject to regulation under the Federal
securities laws administered by the SEC and under certain
state securities laws. The SEC conducts regular examinations of the operations of these companies, and from time to
time, makes requests for information from them. The SEC,
other governmental and regulatory authorities, including
state insurance and securities regulators, and the Financial
Institutions Regulatory Authority ("FINRA") may institute
administrative or judicial proceedings which may result in
censure, fines, the issuance of cease-and-desist orders, the suspension or expulsion of a broker-dealer or member, its
officers or employees or other similar sanctions. Over time,
AXA Financial's broker-dealer subsidiaries and its other
subsidiaries have provided and, in certain cases continue
to provide, information and documents to the SEC, FINRA,
state attorneys general and other regulators on a wide
range of issues, including, among other things, supervisory
issues, market timing, late trading, valuation, suitability,
e-mail policies and practices, replacements and exchanges
of variable life insurance and annuities, collusive bidding
and other inappropriate solicitation activities, "revenue
sharing" and directed brokerage arrangements, investment
company directed brokerage arrangements, fund portfolio
brokerage commissions, mutual fund sales and marketing
and "networking arrangements" as well as purchases and
sales of "non-traditional insurance products" including finite reinsurance. In addition, investigations by state attorneys
general and state insurance commissioners into collusive
bidding, contingent commissions, finite reinsurance and
revenue sharing practices as well as practices associated with replacements and exchanges of life insurance and annuities,
gave rise to a number of state legislative initiatives in this area. Certain of AXA's U.S. and other subsidiaries have been the subject of, or otherwise involved in these investigations from time to time. Ongoing or future regulatory investigations could result in fines, other sanctions and/or other costs for
AXA's subsidiaries and/or other legislative initiatives.

Several U.S. states, including the state of New York, regulate transactions between an insurer and its affiliates under
insurance holding company acts that establish certain
reporting requirements and place restrictions on provision of services and on intercompany transactions. State insurance
regulators also have the discretionary authority to limit or prohibit new issuances of business to policyholders within
their jurisdiction when, in their judgment, such regulators
determine that the issuing insurer is not maintaining adequate statutory surplus or capital. Life insurers in the United States are also subject to risk-based capital ("RBC") guidelines,
which provide a method of measuring the adjusted capital
(statutory capital and surplus plus asset valuation allowance and other adjustments) that a life insurance company should
have for regulatory purposes and that takes into account
the risk characteristics of the company's investments and
products. AXA Equitable and AXA's other U.S. life insurance
subsidiaries expect that the statutory surplus will continue to be in excess of the minimum RBC levels required to avoid
regulatory action.

Although the U.S. federal government generally does not
directly regulate the insurance business, many federal laws
affect the insurance business in a variety of ways, including the Federal Fair Credit Reporting Act related to the privacy of information and the USA PATRIOT Act of 2001 relating
to, among other things, the establishment of anti-money
laundering programs. Furthermore, many U.S. federal tax laws affect the business in a variety of ways. There are a number of existing, newly enacted or recently proposed U.S. federal legislative initiatives, including U.S. federal tax initiatives that may significantly affect AXA's U.S. life insurance subsidiaries.
For example, in June 2001, legislation was enacted which,
among other things, provides several years of lower rates for estate, gift and generation skipping taxes ("GST") as well as one year of estate and GST repeal (in 2010) before returning to 2001 law for the year 2011 and thereafter. Legislation has been proposed regarding extending or making permanent
the repeal of the estate and generation skipping taxes or
significantly increasing exemption amounts and lowering
rates. If enacted, this legislation would have an adverse
impact on sales and surrenders of life insurance in connection with estate planning. Other provisions of the 2001 legislation increased amounts which may be contributed to tax qualified
retirement plans and allowed increased funding levels for
tax qualified retirement products. These provisions, which
were to expire after 2010, have now been made permanent.
In 2003, reductions to income tax rates on long-term capital gains and qualifying corporate dividends were enacted which
adversely impacted the attractiveness of cash value life
insurance and annuity products relative to other investment
alternatives that may qualify for these lower rates. While set to expire after 2010, there are proposals to extend or make
such reduced rates permanent. Federal legislative proposals
relating to the creation of new tax-favored savings accounts have been made for several years. Recently finalized Treasury regulations modify the rules for non-qualified deferred
compensation and qualified plans (including tax sheltered
annuities). Proposed legislation, to the extent enacted or
adopted, and the complexity of recent Treasury regulations,
could adversely affect certain sales of life insurance as well as the attractiveness of certain qualified plan arrangements, and the use of cash value life insurance and annuities for such arrangements. The U.S. Congress may also consider proposals
for the comprehensive overhaul of the Federal tax law which, if enacted, could adversely impact the attractiveness of cash value life insurance, annuities and tax qualified retirement products. For example, in November 2005, The President's
Advisory Panel on Federal Tax Reform announced its tax
reform options that, if enacted by Congress, would make
sweeping changes to many longstanding tax rules. These
changes would include the creation of new tax-favored
savings accounts that would replace many existing qualified
plan arrangements and would eliminate certain tax benefits
currently available to cash value life insurance and deferred annuity products by annually taxing any withdrawable cash
value build-up in such products. Management believes that
the enactment of these options into law in their current
or similar form would adversely affect sales, funding and
persistency of cash value life insurance and deferred annuity products. Management cannot predict what, if any, legislation will actually be proposed or enacted based on these options or what other proposals or legislation, if any, may be introduced or enacted relating to AXA Financial's business or what the
effect of any such legislation might be.

On August 25,1998, AXA, Winterthur Group and certain other
European insurers signed a Memorandum of Understanding
with certain U.S. insurance regulators and non-governmental
Jewish organizations agreeing to the establishment of the

International Commission on Holocaust Era Insurance Claims
("ICHEIC"). ICHEIC conducted an investigatory process
to determine the status of life insurance policies issued
to Holocaust victims between 1920 and 1945 and settled
thousands of claims filed with the ICHEIC with respect
to policies issued by the European insurers participating
in ICHEIC. After having completed its archival research
and audit processes as well as the payment of all valid
claims submitted by Holocaust victims and their heirs, the
ICHEIC concluded its work in March 2007. As a result of its
participation in the ICHEIC process, AXA benefits from a
statement of interest issued by the U.S. federal government
which provides that ICHEIC should be recognized as the
exclusive remedy for all Holocaust era insurance claims. This statement of interest is intended to protect AXA against
future civil litigation in the U.S. by Holocaust claimants and to encourage judges handing this type of litigation to dismiss these claims. While this statement of interest provides AXA
with a certain level of protection against future lawsuits of this type in the U.S., it does not offer complete protection and, consequently, AXA could still be subject to litigation in the U.S. brought by Holocaust claimants.

New draft legislation has recently been introduced in the
U.S. Congress that would require insurers that issued
policies during the Holocaust era to furnish information
concerning policies in force during that period to a federal registry maintained by the United States and subject the
insurers to certain sanctions if they fail to do so. This
proposed legislation would also create a federal private
right of action permitting introduction of civil litigation in
U.S. federal courts in connection with these matters. This
legislation is currently pending and is under review and
discussion by a number of interested parties. Management
cannot predict with any certainty at this time whether this
proposed legislation (or similar legislation) will ultimately be adopted or the magnitude of the potential impact it may
have on the AXA Group if adopted.

ASIA-PACIFIC AND
OTHER JURISDICTIONS

The other jurisdictions in which AXA operates, including those in the Asia-Pacific region, also have comprehensive regulatory regimes with which AXA must comply. In general, insurance
laws and regulations grant supervisory authorities broad
administrative powers, including the power to limit or restrict the conduct of business for failure to comply with such laws and regulations or to revoke an insurer's license to operate.
Consequently, AXA's insurance subsidiaries operating in the
Asia-Pacific region could be subject to regulatory orders
limiting, restricting or terminating their regulated business activities in the event they fail to meet local regulatory
requirements. In addition to licensing requirements, AXA's
insurance operations in these jurisdictions are also generally regulated with respect to currency, policy terms and language, amount and types of security deposits, amount and type of
reserves, amount and type of local investment and the share
of profits to be paid to policyholders on participating policies.
In certain jurisdictions, regulations governing constitution of technical reserves and similar regulations may prevent
payment of dividends to shareholders and/or repatriation
of assets.

AXA's life-insurance products' advantageous tax treatment
may be eliminated or adversely impacted for certain products by changes in tax laws that are considered from time to
time in jurisdictions in which AXA operates. For example,
the Japanese legislature recently adopted a change in the
tax treatment of Increasing Term Products that eliminated
tax advantages of these products and adversely affected
sales of these products in the Japanese market. As in other
regions of the world, regulators in the Asia-Pacific region
have broad discretion in their application of regulation and to investigate licensed insurers, on an individual or sector basis, to examine specific issues. For example, in Japan, the
FSA ordered an extensive examination of claims payment
practices in the life insurance sector during 2007. As part
of this investigation, AXA Japan reviewed several hundred
thousand life insurance payments over the past 5 years to
determine whether benefits had been paid correctly.

ASSET MANAGEMENT RELATED
REGULATION

AllianceBernstein and AXA Investment Managers are subject
to extensive regulation in the various jurisdictions in which they operate. These regulations are generally designed to
safeguard client assets and to ensure adequacy of disclosure concerning investment returns, risk characteristics of
invested assets in various funds, suitability of investments for client investment objectives and risk tolerance, as well as the identity and qualifications of the investment manager.
These regulations also generally grant supervisory agencies
broad administrative powers, including the power to limit
or restrict the conduct of business for failure to comply
with such laws and regulations. In such event, the possible
sanctions that may be imposed include the suspension of
individual employees, limitations on engaging in business
for specific periods, the revocation of the registration as an investment adviser, censures and fines.

AllianceBernstein and certain of its subsidiaries as well
as certain U.S. subsidiaries of AXA Investment Managers
and AXA Financial, Inc. are investment advisers registered
under the United States Investment Advisers Act of 1940
(the "Investment Advisers Act"). Each of AllianceBernstein's
U.S. mutual funds is registered with the SEC under the U.S.
Investment Company Act of 1940 (the "Investment Company
Act") and the shares of most of these funds are qualified
for sale in all states in the United States and the District of
Columbia, except for U.S. funds offered only to residents of a particular state. Certain subsidiaries of AllianceBernstein and
AXA Financial, Inc. are also registered with the SEC as transfer agents and broker-dealers that are subject to minimum net
capital requirements. Transactions between AXA Equitable
and AllianceBernstein are subject to applicable provisions
of the New York Insurance Law and transactions between AXA
Investment Managers and its insurance company clients are
subject to various insurance law regulations of the various
jurisdictions where these clients are domiciled. These regulations generally require that the terms of transactions between the investment manager and its client be fair and equitable, that charges or fees for services performed be reasonable and that certain other standards be met. Fees must be determined either with reference to fees charged to unaffiliated clients for similar services or, in certain cases, which include ancillary service agreements, based on cost reimbursement.

FINANCIAL MARKET REGULATION
AND RELATED MATTERS

As a publicly-traded company with its securities listed on
both Euronext Paris and the New York Stock Exchange, the
Company must comply with the relevant rules for listing and
trading on each of these exchanges and with a number of
other laws and regulations including French and U.S. securities laws administered and enforced by, respectively, the AMF in
France and the SEC in the U.S. These listing rules, other laws and regulations govern a wide variety of matters including
(i) timely and accurate disclosure of information to investors,
(ii) presentation of financial information in accordance with
IFRS requirements (as well as in accordance with certain SEC requirements), (iii) restrictions on presentation of non-GAAP measures in the U.S., (iv) auditor independence requirements
(including prohibitions on auditors furnishing certain types of non-audit services), (v) numerous corporate governance
requirements (including independence requirements for
audit committee members), (vi) certification of certain public reports by AXA's Chief Executive Officer and Chief Financial
Officer, and (vii) requirements to evaluate, document, and
report on AXA's internal controls over financial reporting and disclosure controls and procedures. The scope and impact of
these requirements on the day-to-day operations of AXA has
increased significantly since the adoption of the Sarbanes-
Oxley Act in the U.S. in 2002 and the adoption of similar
legislation in other jurisdictions, including the Financial
Security Law (loi de sécurité financière) in France in 2003.
While the spirit of these laws is very similar, their technical requirements often vary and conflict with one another.
Management has devoted substantial resources to ensure
compliance with both the letter and spirit of these laws and anticipates that considerable resources will continue to be
devoted to this area in the future.

In addition to these requirements, a number of recent
legislative and regulatory initiatives in France, at the EU level or in other jurisdictions where AXA operates have potential

implications for AXA and its subsidiaries. Certain of these
initiatives may help create more uniform practices across
the EU and facilitate the development of a more open and
accessible European market for international companies
like AXA. For instance, the European takeover directive,
implemented into French law in 2006, provides a more
uniform takeover regime within the EU, and the European
directive relating to cross-border mergers, which is expected to be implemented into French law in early 2008, should
considerably simplify the regulatory framework applicable
to these mergers. However, others of these initiatives may
increase the compliance burden, associated expense and
regulatory risk for AXA and other market participants,
including the following:

-  Anti-money laundering and anti-terrorism legislations
have been enacted and continue to evolve in the many
jurisdictions in which AXA and its subsidiaries operate.
These laws and regulations impose increasingly complex
compliance requirements on international groups such
as AXA and prohibit the Group from doing business with
certain countries, individuals or organizations.

-  Certain European jurisdictions have enacted legislation that impacts investment of the Group's proprietary assets and
may also affect the Group's asset management activities
for third-party clients in those jurisdictions, including by restricting investment in financial instruments issued
by companies engaged in certain activities. These types
of legislation, which often vary from one jurisdiction to
another, increase compliance costs and risks for the Group
in the various European jurisdictions where it operates.

-  In France and at the EU level, there are continuing
discussions concerning implementation of a "class action"
litigation mechanism that would allow groups of plaintiffs
to bring collective actions. The scope and form of any
such mechanism, as well as the timing of introduction,
are currently under discussion.

> 2.3 ACTIVITY REPORT

Insurance and Asset Management
markets

LIFE & SAVINGS

France[1]. French Life Insurance market declined by 3% in 2007, especially on Individual lines business (-4%) whereas Group
Life business increased by 7%. This negative market evolution can be explained by the impact of new law on inheritance tax enacted in 2007 and by some positive regulatory impacts
(Fourgous, PEL...) which explained the exceptional growth in
2006 (+17%). In this context, AXA outperformed the market
on individual lines business (+1.5%), in particular with the successful launch of Capital Resources (APE: €23 million). AXA
France maintained its market position on Group business with a growth of 1.9% after an exceptional growth in 2006 (especially on retirement). On the total Life market, AXA ranked third.

United States[2]. In the annuity market, variable annuities
were the product of choice with industry sales up 15%
through the first nine months of the year, primarily driven
by the demand for guaranteed living benefit riders. Industry fixed annuity sales continued to decrease (-8%) over the
same period as a result of the continued low interest rate
and competition from products such as bank certificates of
deposit. In the Life insurance market, total Life industry sales were up 7% for the first nine months of 2007. Strong first
half equity market performance, higher universal Life prices, greater tax clarity on some Group Life policies and expansion into other distribution channels buoyed variable Life sales
(+8%) through the first three quarters of 2007. Life insurance products, such as universal Life, continued their strong sales in the first nine months of 2007, with industry universal Life sales up 10%. For the same period, fixed whole Life insurance sales increased by 1%, and term insurance sales increased by
7%. AXA gained market share, ranking second in the variable
annuity market and ninth in the variable Life market for the first nine months of 2007.

United Kingdom[3]. New annualized business (new regular
premiums plus 10% of single premiums) were 16% higher
than the same period in 2006. Despite mild stock market
instability, and concern over the proposed changes to
capital gains tax announced in the Pre Budget Report,
"Wealth Management" markets held up. Popularity of open
architecture investment vehicles (Wrap and Self-Invested
Personal Pensions) continued. Stock market falls commenced
at the end of the period. The positive effects from individuals and corporates reviewing existing pension arrangements
resulting from "A Day" Pension Simplification changes

continued throughout the period. This also influenced
increased activity in drawdown and annuity products. Large
numbers of final salary scheme reconstructions also drove
Corporate Personal Pensions growth, although the market
fell off at the end of the period. The Protection market
remained flat as mortgage sales were depressed by the
ongoing credit crunch. Within the UK, the traditional IFA
and multi-tie channels represented collectively 76% of total market new business. AXA's market share was 7.8% (as of
September 2007).

Japan[4]. The Life insurance industry faced two main
challenges during 2007: (i) the March 2007 announcement
of a substantial reduction in the tax deductibility of the
Increasing Term product (a key product for a number of
insurers) led to most insurers discontinuing the product,
and (ii) the regulator mandated retrospective review of all
medical claims paid in the past five years which, following
most insurers identifying claims which had been unpaid or
underpaid, generated significant negative sentiment in the
press for the industry. Whilst these conditions impacted
many insurers, individual annuity sales sourced from
bancassurance distribution channels continued to generate
growth for a number of insurers. Changes in deregulation
(notably bancassurance and the postal service privatisation), social infrastructure (including a population that is both
ageing & declining) and customer sophistication are expected to continue to influence market dynamics. Being one of the
most mature insurance markets, Japan continues to be a
highly competitive market. AXA is 10th in the market based on the number of inforce policies (3rd for Medical products).

Germany[5]. In 2007, German Life & Savings market was flat.
The trend away from traditional products in favour of unit-
linked annuity products (+20% in terms of regular premiums
and +75% in terms of single premiums) kept going on. 2007
was impacted by the increase in short-term and medium-
term investment products (increase by 26% in terms of
single premiums) which competed directly with banking
products. The core products of the Retirement Earnings Law
(" AIterseinkünftegesetz"), the "Rürup" pensions grew by 100%
in terms of regular premiums. "Riester" products decreased
by 25% in terms of regular premiums in 2007 due to one-off
effect last year as 2006 benefited from fiscal incentives. In the
Life market, AXA ranked sixth (2006 figures including DBV-
Winterthur in terms of gross revenues). German Private Health

(1) Source: FFSA.

(2) Please note that the numbers quoted for the market data (Life and annuity) are for the nine months ended September 30, 2007. Source: LIMRA and VARDS (Morning Star).

(3)  Please note that the numbers quoted for the market data are for the nine months ended September 30, 2007.

(4) Source: Insurance Research Institute. Statistics of Life Insurance Business in Japan. Fiscal Year 2006.

(5) Source: GDV. Please note that the full year figures are preliminary estimations.

insurance market grew by 2.9% impacted by two opposite
effects, on the one hand the increases of the premium rates
for Public Health insurance which favoured the switch from
Public to Private and on the other hand the more stringent
rules of the Health reform relating to the income threshold. In the Health market, AXA ranked fifth (2006 figures including
DBV-Winterthur in terms of gross revenues).

Switzerland[1]. The Life market was flat. Switzerland was
impacted by a low interest rate level with tighter margins
and highly competitive re-investment activities of banks and autonomous pension "foundations". Estimated Group Life
market growth in 2007 of +1.5% was mainly caused by intrinsic drivers such as salary increases and favourable economic
environment. Customers benefited from increased pricing
competition and enhanced customer retention services. The
estimated Individual Life market growth of +1.6% derived
from significantly increased unit-linked insurance product
sales (+12.9%) and good re-investment opportunities due to
large portfolio maturities in traditional insurance business.
After the AXA Lausanne integration, AXA Winterthur ranked
second both in Group Life and Individual Life.

Belgium[2]. The Life market returned to a normal trend in
2007 with a growth of approximately 9%, following a 2006
market downturn in Individual Investment and Savings, due
to several tax changes. The growth was mainly attributable
to non unit-linked market increase, estimated around +23%,
whereas the unit-linked market sharp decline was estimated
at around -31%. Corporate Life was expected to grow by
nearly 13%. AXA ranked 4th3.

Mediterranean Region. In Spain, the liquidity crisis and
the domestic debt levels, along with a new fiscal law which
removed tax advantages from insurance, led to growth of
2.1%[4]. In Italy, 2007 market forecast[5] for new business
showed a 7.0% decrease, especially on bankinsurance (-10%)
and agents networks (-19%) impacted by the strong drop in
corporate contracts (-43%). After the recession started in
2003, the Portuguese economy started to recover, though
the unemployment rate remained at high levels. The Life &
Savings market grew by 6.9%[6]. Greece experienced a rapid
growth, remaining as one of the European insurance markets
with a low penetration rate. In this context, the Life & Savings segment grew in 2007 by 6.6%[7]. The Turkish economy
maintained a fast growth. However, the competition of Private
Protection Plan's companies led to a decrease of the savings business. In Morocco, the penetration rate remained very low and the market experienced a boost in the Bankinsurance
business in the last years focused on capitalization and
traditional risk products. In Spain, AXA ranked 9th; in Italy, it ranked 13th in a highly concentrated market; in Portugal, AXA was the 7th player in a market dominated by Bankinsurance
channels; in Greece, AXA was ranked 10th; in Turkey, it ranked
4th; in Morocco, it ranked 3rd (combining both Property &
Casualty and Life & Savings segments).

Australia / New Zealand. Regulatory change and complexity,
the continuing shift of financial responsibility from
government to individuals and the poor savings behaviors
of most households drove demand for quality financial
advice and, in turn, the need for comprehensive support
services for advisers. Growth in the wealth management
product markets in Australia and New Zealand continued
to be driven by the ageing population, government support
for self funded retirement and strong investment markets.
Major regulatory changes in both countries in 2006 and 2007
aimed at encouraging retirement savings were expected to
maintain momentum with market growth rates forecast of
11% per year[8] for the next five years. Financial protection product markets were underpinned by rising incomes, asset
appreciation and widespread underinsurance, with expected
growth rates of 10% per annum[9]. Both Australia and New
Zealand have open, competitive and relatively concentrated
markets. The top 10 companies accounted for around 60%
of retail funds under management, 75% of net retail funds
flow and close to 90% of new and in-force annual premiums
in Australia[10]. AXA ranked 4th for retail wealth management and 5th in financial protection in Australia. AXA is unique
amongst major competitors in operating across the entire
wealth management and financial protection value chain -
asset management, products, platforms, adviser services and
financial advice. With open competition at each stage of the value chain, this end-to-end presence allows AXA to capture
more overall margin and be less sensitive to the shifting of margin between different parts of the value chain.

Hong Kong. The economy of Hong Kong continued to be
strong in 2007 with GDP growing by 6.2%[11] and the Hang
Seng index growing by 39.3% in 2007. Hong Kong remained
a very attractive Life insurance market, with high profit
margins, high savings ratios and moderate Life insurance
penetration. Individual Life market new business sales
increased by 30%[12] for the nine months to September 2007.
Life insurance premiums increased over the past few years
partly because of growing product options, strong growth
in unit-linked savings plan and the entry of banks and new
distribution channels in the market. Hong Kong Life insurance market is relatively concentrated, with 53% of individual Life new business sales stemming from the top 5 companies.
Following the acquisition of MLC Hong Kong in May 2006 and
Winterthur Life (Hong Kong) in April 2007, and strong organic growth, AXA is now number three for inforce premiums and
five for new business.

South East Asia & China. Strong economic growth
momentum was observed in South East Asia throughout
2007, as GDP of the four middle-income ASEAN countries[13]grew by 5.7% in the first and 6.2% in the second half of the year. Neighboring expanded its GDP at an even faster pace
(+11.5%) on the back of strong investment, solid consumption and resilient exports[14]. This strong macroeconomic
environment set the stage for continued growth in the South

(1)  Source: the Swiss Insurance Association statistics.

(2)  Source: Assuralia (Belgian Professional Union of Insurance companies). Derived from the nine months ended September 30, 2007 figures.

(3)  Source: Assuralia (Belgian Professional Union of Insurance companies) (data as of 2006).

(4)  ICEA source.

(5)  IAMA source as of November 2007.

(6)  Source: Portuguese Insurance Association.

(7)  Source: Hellenic Association of Insurance Companies as of September 2007.

(8)  Source: Plan for Life as of September 2007.

(9)  Source: DEXX&R.

(10)  Source: Plan for Life as of September 2007.

(11)  3rd quarter 2007 year-on-year % change in real terms.

(12)  Source: OCI statistics, 2006Q3YTD and 2007Q3YTD.

(13)  Middle-income countries of the Association of South east Asian Nations: Indonesia, Malaysia, Philippines and Thailand.

(14)  Asia Development Bank, Asia Economic Monitor, December 2007.

East Asian Life insurance markets where AXA is currently
present. In particular, Indonesia's Life insurance market
returned to strong growth of 48%, with total premium income
of €2.03 billion for the nine months ended September 30,
2007 (2006 - €1.37 billion)[1]. The Philippines remained a
similarly attractive market with over €0.75 billion in Life
insurance premiums and very low Life insurance penetration
of 1%. Thailand, a market with a relatively low Life insurance penetration of 2.7%[2] grew to €3.73 billion[3] in annual Life premiums, a 41% increase versus prior year. Last but not
least, Singapore - a market that can be characterized
by large bank deposits and an affluent but underinsured
population - recorded gross life premiums of €3.26 billion[4]for the nine months ended September 2007. Likewise, China kept its attractiveness, currently being the fourth largest
Asian Life insurance market (after Japan, South Korea and
Taiwan) with €36.66 billion[5] in annual Life premiums and a low Life insurance penetration rate of 2%.

Central and Eastern Europe. The Life market benefited from
a strong development (respectively +9% in Poland[6], +13% in
Hungary[7] and +14% in the Czech Republic8). AXA's market
share over the Region increased from 1.9% in 2006 to 2.5% in
2007. AXA ranked ninth in Hungary, tenth in Czech Republic
and twelfth in Poland. Pension Funds market followed the
same trend. AXA ranked second in Czech Republic and
Slovakia and fifth in Poland and Hungary with a market share of 7.4% over the region (as compared to 5.0% in 2006).

PROPERTY & CASUALTY

France[9]. In 2007, premiums grew by an estimated 2%.
Motor business was estimated to have decreased by 0.5%
in 2007 (-1% in 2006) due to a very competitive market
with a continuing pressure on prices. Household business is
estimated to have increased by 5% due to the high increase
of property index. Commercial business is estimated to have
increased by 3% mainly thanks to Liability and Construction
lines. In the Property and Casualty market, AXA was the
second player.

United Kingdom & Ireland[10]. Hardening of the United
Kingdom market commenced, led by Motor which had modest
upward trend throughout 2007. Household and Commercial
remained soft, but Property lines were expected to harden
following the summer floods. Liability lines were expected to be last to turn, with increases only offsetting claims inflation by 2009-2010. Within AXA, Personal Lines saw significant
growth within Motor following the acquisition of Swiftcover
and organic growth in household. Commercial lines revenues

were flat reflecting difficult market conditions. AXA was
up one position to 4th in the market. Overall growth in the
Healthcare market remained limited and competition was
intense but AXA growth of 12% was driven by new business
deals, strong growth in International and product innovation.
AXA continued to rank 2nd in the market, with a 1% growth
in market share to 25.5%. In Ireland, the Motor market
remained soft with intense competition and rates continued
to fall. AXA ranked 4th in the Irish market[11].

Germany[12]. In 2007, total business decreased by 0.4% (to
€55 billion). Personal and Commercial Motor lines fell by
1.8% in 2007 in the context of an intense price competition.
Personal and Commercial Liability grew by 0.5%. Personal
non-motor lines remained flat (property +0% and Accident
+1%) as penetration was already high. Industrial property
gross written premiums decreased by 5% due to pressure on
prices. In the P&C market, AXA ranked fourth (2006 figures
including DBV-Winterthur).

Switzerland[13]. The Swiss P&C market ranked first worldwide in both premiums per capita and premiums in % of GDP.
While the market grew by 2.6% in 2006, mainly due to tariff
increases in the Motor and Liability business lines, it started softening in 2007 at an expected 1% due to fierce competition.
Motor business (25% of the market) should grow by 1.5%.
Both Property and Workers Compensation lines of business
slowed growth to about 0.9%. AXA Winterthur ranked first
with a market share above 15%.

Belgium[14]. The Property & Casualty market 2007 growth
rate was still fuelled by the introduction of the natural peril coverage in mid-2006 and tariff increases in Health. The
Motor market, which represented 32% of total Property
& Casualty market was estimated to have grown by
approximately 1.5%, following significant market pressure,
while household premiums estimated growth was about
9% (natural peril). The Workers' compensation market
should confirm its growth pace in 2007 at around 4%. AXA
continued to rank first in the market.

Mediterranean Region. In Spain, the relative slowdown
of the economy had an impact on the car sales industry
- which showed a slight deceleration - and on the building
industry. Price competition continued in the Motor insurance market, which registered a 2.7%[15] growth. In Italy, 2007
market forecast in P&C16 showed a 1.9% gross written
premium increase. In Portugal, insurance activity faced an
unfavourable economic environment (+0.1% in P&C17). After
the recession started in 2003, the Portuguese economy
started to recover, but the unemployment rate remained at
high levels. New regulation allowed clients to cancel their

(1)  Indonesia Life Insurance Industry (AAJI).

(2) Thai Life Assurance Association (TLAA).

(3) Thai Life Assurance Association (TLAA).

(4) Singapore Life Insurance Association.

(5) CIRC publication, 2006 (www.circ.gov.cn).

(6) Polish Financial Supervision Authority site.

(7) Q3 2007 report of the Association of Hungarian Insurance Companies (Mabisz).

(8) Czech association of insurance companies.

(9)  Source: FFSA.

(10) The ranking figures are based on publicly available Interim Reported Results presentations, and are generally on an IFRS basis. They are reported on a different basis to statutory reporting through FSA Returns (which are UKGAAP).

(11)  Based on data from Irish Insurance Federation 2006 fact files.

(12) Please note that the full year figures are preliminary estimations. Source: GDV.

(13)  Based on a report by Swiss Re.

(14) Derived from the nine months ended September 30, 2007 figures (source: Assuralia Belgian Professional Union of Insurance companies).

(15)  ICEA source.

(16)  IAMA source.

(17) Portuguese Insurance Association source.

policies without mandatory notification, which increased
cancellations and new business. Greece remained as one
of the European insurance markets with a low penetration
rate, and its P&C segment grew in 2007 by 8.5%[1]. The
Turkish economy maintained a fast growth. Thus, Turkish
P&C segment increased by 17%[2]. In Morocco, the penetration rate was still very low. In Spain, AXA ranked 2nd in the non-life market; in Italy, it ranked 8th in the market; in Portugal, AXA ranked 2nd; in Greece, it ranked 10th; in Turkey, AXA ranked
2nd; in Morocco, AXA ranked 3rd (combining both Property &
Casualty and Life & Segment segments).

Asia (excluding Japan). Singapore. The insurance market
grew by 12% in gross written premiums in the first three
quarters of 2007 as compared to the same period last year.
Underwriting results remained profitable but declined due
to higher incurred loss ratios particularly in motor class of business. AXA ranked 4th with 7.2%[3] of market share (3rd
for motor and 2nd for Marine cargo). Hong Kong. The P&C
industry grew by 4.7% in Gross written premiums for the first three quarters of 2007). However, Motor business contracted
by 3.9% despite the increase in number of insured vehicles
due to the soft market. Underwriting results remained
profitable although lower than prior year, which was mainly
due to higher claims and management expenses. AXA ranked
8th with 3.1%[4] of market share. The company was the 1st for
Motor in 2006. Malaysia. The P&C industry grew by 3.9% in
gross written premiums for the first three quarters of 2007.
However, underwriting results showed a small loss in the
same period, attributable to higher claims ratio particularly in Motor. AXA Malaysia ranked 18th with 2.6%[5] of market
share.

South Korea[6]. The Property & Casualty market increased by
16.5% in 2007. Motor premiums increased by 13%, following
tariff rises after several years of continuing pressure on
prices. Premiums for Long-term products (which include all
contracts with a maturity above 3 years, in particular Health,
Medical and Accident) grew significantly by 21.4%. They are
now representing 54% of the total Property & Casualty
market. Kyobo AXA ranked 1st in the Direct Motor insurance
market, or 6th (up from 8th in 2006) in the total Motor market with a 4.4% market share. In the total P&C market, Kyobo
AXA ranked 12th.

INTERNATIONAL INSURANCE

AXA Corporate Solutions Assurance is the AXA Group
subsidiary dedicated to Property and Casualty insurance
of large multinational corporations, and to Aviation, Marine and Space insurance worldwide. After several years of
rate increases and programs restructuring, the market
experienced soft underwriting conditions on these lines of

business from 2005 onwards. 2007 confirmed this trend
on rates, which is to some extent due to low occurrence of
major natural disasters in the recent years. AXA corporate
Solutions Assurance is among the top five large corporate
risks insurers in Europe[7].

ASSET MANAGEMENT

Starting in mid-2007, increasing subprime mortgage
delinquencies led to recessionary fears in the US, resulting in a pronounced decline in residential construction and
consumer confidence. Reimbursment defaults notably in
structured products used to re-fund the loans hit the financial markets which faced significant outflows as the institutional investors needed cash to back losses or wanted to shift away from risky corporate debt. This liquidity crisis led numerous
European investors to sell "dynamic" monetary funds while
underlying assets were not liquid.

These developments generated concerns that global
economic growth would slow, which in turn, had caused
volatility in global equity markets as headlines about
subprime losses, credit tightening and reduced liquidity
persisted. In this context, the credit market registered a major spread widening due to assets illiquidity. Financial institutions became also increasingly cautious about extending credit,
as they sought to maintain sufficient collateral coverage and capital to absorb potential losses, causing global growth to decelerate. The coordinated response of the central banks
through rate cuts or increased liquidity were an important
factor in addressing this crisis. In this environment, global asset managers continued to face near-term challenges
such as deteriorated investment returns and heightened
volatility. However, offsetting this threat are positive long-
term demographic trends reflecting the continuing shift of
retirement assets from corporate and government programs
to defined contribution and individual plans. This social
transfer and the increasing number of global baby boomers
approaching retirement represent tremendous opportunities
for asset management firms. Global investors shifted
increasingly their focus, raising demand for outcome-oriented advice and services, such as lifecycle and lifestyle funds
designed to ensure the preservation of retirement assets. In
Europe, in particular the continuing shift to open architecture provided opportunities for asset managers to grasp some of
the current captive pools of assets. In addition, a dramatic widening of risk premiums provided the basis for enhanced
absolute and relative investment returns, benefiting investors worldwide. The rise in demand for more sophisticated global
investment solutions, including alternative investments
such as hedge funds and private equity, created expanded
opportunities and a distinct advantage for large, globally-
diversified asset managers.

(1) Hellenic Association of Insurance Companies as of September 2007.

(2) Association of the Insurance and Reinsurance Companies of Turkey source as of September 2007.

(3)  Source: Monetary Authority of Singapore.

(4) Source: Office of the Commissioner of Insurance.

(5) Source: Insurance Services Malaysia Bhd.

(6) Source: General Insurance Association of Korea.

(7) Sources: Lehman Brothers, Merrill Lynch, JP Morgan, KBW, Annual Reports.

> 2.3 ACTIVITY REPORT

Market conditions
in 2007

FINANCIAL MARKETS

2007 was a year of contrasts. Activity in the financial sphere was robust, fuelled by abundant sources of liquidity. Credit expansion was continuing apace, and mergers/acquisitions
were at record levels, with more than US$1.5 trillion
transacted in the first quarter alone. However, the US real
estate correction that began in 2006 gradually revealed
the fragility of the so-called subprime market. By summer,
it had already became evident to most observers that the
subprime loans granted (worth around US$1.5 trillion, nearly
15% of the total mortgage market) could be in real trouble.
Hence, a financial crisis was born. In the first half of August, the ECB (European Central Bank) had to step in and put a
halt to the liquidity crisis that was forming. The Fed injected
US$88 billion, and the ECB added €228 billion, between the
9th and the 16th of August. In addition, the central banks took steps intended to make it easier for banks to get cash, in
particular by broadening the spectrum of securities eligible to be used as collateral for repos. At the end of the year, it became necessary to take yet other steps, including massive
injections of liquidity, in order to prevent the substantial liquidity needs that emerged in late December from creating
further tensions. Stateside, the Fed lowered its key rates
three times, bringing the Fed Funds rate to 4.25%. The Bank
of England also lowered its rates, while the ECB and the Bank of Japan left theirs untouched.

Stock Markets
Looking at the major global stock market indices, the MSCI
global gained nearly 10%, including dividends. The MSCI
emerging gained close to 40%, after adding 33% in 2006.
The Dow Jones and the DJ Euro Stoxx appreciated by 8.9%
and 7.3% respectively, while in Japan, the Nikkei lost 11%
on the year.

Bond Markets
After a difficult start to the year for government bonds, the mounting worries and the change in monetary policy created

the conditions for a much more positive situation. In fact,
US government bonds were one of the year's big winners,
outperforming their European counterparts. The US 10-year
T-bond ended the year at 4%, a decline of nearly 70bps
compared with the beginning of the year, while the Bund yield rose by nearly 30bps to 4.33%. The yield curve underwent
a major steepening, with the spread between the yield on 2
and 10 year bonds surpassing 90bps in the United States. A
similar phenomenon was observed in the United Kingdom.
Credit spreads widened with the iTRAXX Main (Investment
Grade) moving from 23.4bps to 50.0bps in 2007 while the
iTRAXX Crossover (Below Investment Grade) increased from
219.5bps to 338.8bps.

Exchange rates
Compared to December 31, 2006, the Dollar lost nearly 11%
against the Euro (Closing exchange rate moved from 1.32$
at the end of 2006 to 1.47$ at the end of December 2007).
The same was true for the Yen at September 2007 but to a
lesser extent (Closing exchange rate moved from 149.3 yens
at the end of September 2006 used for Full Year accounts
to 163.6 yens at the end of September 2007). The Pound
Sterling lost nearly 9% against the Euro (Closing exchange
rate moved from 0.672£ at the end of 2006 to 0.733£ at the
end of December 2007). The Swiss Franc lost 3% against the
Euro (Closing exchange rate moved from 1.61CHF at the end
of 2006 to 1.66CHF at the end of December 2007).

On an average rate basis, the Dollar lost 9% against the Euro
(from 1.26$ over 2006 to 1.37$ over 2007), whereas the Yen
lost 11% against the Euro at September 2007 (from 142.9 yens for the twelve months to September 2006 used for Full Year
accounts to 158.3 yens for the twelve months to September
2007). The Pound Sterling lost 0.3% against the Euro (from
0.682E over 2006 to 0.684E at the end of December 2007).
The Swiss Franc lost 4% against the Euro (from 1.57CHF over
2006 to 1.64CHF at the end of December 2007).

> 2.3 ACTIVITY REPORT

Operating highlights

SIGNIFICANT ACQUISITIONS
AND DISPOSALS

Acquisitions
On January 12,2007 (closing date), AXA U.K. announced that
it had reached an agreement with insurance brokers Stuart
Alexander and Layton Blackham to acquire both businesses.
AXA U.K. acquired both firms through its subsidiary Venture
Preference Ltd, (VPL) which already owned 38.9% of Layton
Blackham. The two companies are to be combined and will
have considerable autonomy to develop the business and will
maintain independent broking status. Quality accounts with
current insurers will be maintained and grown. The total cash consideration paid for 61.1% of Layton Blackham and 100%
of Stuart Alexander amounted to £58.5 million.

On February 7, 2007, AXA U.K. announced that it was to
acquire the U.K.'s only 100% online insurer, Swiftcover,
jointly owned by international insurer Primary Group and
Swiftcover's management. The transaction was closed on
March 22,2007. Swiftcover is a business on the U.K. Personal direct market, with net inflows of 120,000 policies in 2006.
The upfront cash consideration for Swiftcover amounted to
£75 million, with an additional potential earn-out of £195
million maximum over the next 4 years, based on policy
volume and combined ratio level.

In connection with AllianceBernstein's acquisition of the
business of Sanford C. Bernstein, Inc. in 2000, AXA Financial
Inc. entered into a purchase agreement under which certain
former shareholders of Sanford C. Bernstein have the right to sell ("Put") to AXA Financial, subject to certain restrictions set forth in the agreement, limited partnership interests in
AllianceBernstein L.P. ("AllianceBernstein Units") issued at the time of the acquisition.
As of the end of 2006, AXA Financial, either directly or
indirectly through wholly owned subsidiaries, had acquired
a total of 24.5 million AllianceBernstein Units for an
aggregate price of approximately $885.4 million through
several purchases made pursuant to the Put. AXA Financial
completed the purchase of another tranche of 8.16 million
AllianceBernstein Units pursuant to the Put on February 23,
2007 for a total price of approximately $746 million. This
purchase increased the consolidated economic interest of
AXA Financial, Inc. and its subsidiaries in AllianceBernstein
L.P. by approximately 3% from 60.3% to 63.2%.

On March 17, 2007, AXA Holdings Belgium S.A. reached an
agreement with ELLA Holdings S.A. and its main shareholder
Royalton Capital Investors to acquire 100% of the Hungarian

retail bank ELLA and its affiliates. Originally specialized in on-
line banking and today the fastest growing bank in Hungary
in terms of volume and number of mortgage loans, ELLA
is the 6th largest supplier of mortgage loans in the country with total assets of €375 million at the end of 2006. The
combination of AXA Hungary's operations, the 5th largest
company in the pensions market, with those of ELLA Bank
is intended to emulate the successful business model of AXA
in Belgium. The transaction was closed on July 27,2007 and
the purchase price amounted to €123 million.

On March 23, 2007, AXA and Banca Monte dei Paschi di
Siena (BMPS) reached an agreement for the establishment
of a long-term strategic partnership in Life and non-Life
bancassurance as well as pensions business. AXA acquired
50% of MPS Vita (Life and savings) and MPS Danni (P&C),
as well as 50% of BMPS open pension funds business.
AXA will also manage the insurance companies' assets
(€11.9 billion as of year-end 2007) and open pension funds
assets (€0.3 billion as of year-end 2007). The partnership
is a platform for developing AXA's and BMPS's operations
in the Italian insurance market. Total cash consideration
paid by AXA in this transaction was €1,165 million and was
financed with internal resources. The transaction was closed on October 19, 2007.

On April 23, 2007 (closing date), AXA U.K. announced the
acquisition of a leading independent commercial broker,
Smart & Cook. The purchase of Smart & Cook completed
a trio of acquisitions in recent months by AXA as it realized a strategic intent to become a national force in commercial
broking.
AXA U.K. bought the entire share capital of Smart & Cook
through its subsidiary Venture Preference Ltd (VPL) which
also houses recently acquired Stuart Alexander and Layton
Blackham, purchased in January 2007. The three companies
will operate under the same structure, retaining independent broking status. The enlarged business will operate from 40
offices employing some 1,200 people.

On May 22, 2007, AXA acquired 75% of Kyobo Auto for
an amount of KRW 88 billion (€70 million). The company
has a leading position in the South Korean direct Motor
insurance market with annual revenues of KRW 476 billion
(€374 million) in 2007 and a market share above 30%. The
Group ownership reached 90% as of the end of December
2007 following the buyback of minority interests. Thanks to
this acquisition, the AXA Group will serve over 2 million clients through its direct distribution P&C operations worldwide.

On June 8,2007, AXA and BNP Paribas announced they had
reached an agreement for the establishment of a partnership
on the Ukrainian Property & Casualty insurance market. AXA
was to acquire from BNP Paribas' subsidiary UkrSibbank, a
50% stake in its insurance subsidiary: Ukrainian Insurance
Alliance (UIA). AXA will have management control of the joint company, which will benefit from an exclusive bancassurance
distribution agreement with UkrSibbank for an initial period of 10 years. The transaction was closed on November 23,
2007. The purchase price amounted to €12 million.

On July 5, 2007, AXA finalized definitive settlements with
all claimants in litigations seeking nullity and avoidance
(Nichtigkeits- und Anfechtungsklagen) of the squeeze-out
resolutions adopted by the general meetings of AXA Konzern
AG and Kolnische Verwaltungs-AG fur Versicherungswerte on
July 20 and July 21,2006, respectively. Following the completion of these settlements, the squeeze-out resolutions have been
registered in the commercial register of AXA Konzern AG and
Kolnische Verwaltungs-AG fur Versicherungswerte on July 5,
2007. Thus, these squeeze-out resolutions are now effective
and AXA holds 100% of the shares of these two subsidiaries.
Following registration of these squeeze-out, further litigation with minority shareholders on valuation issues is expected
in a compensation review procedure (Spruchverfahren)
under German law. The total investment to reach a 100%
ownership in AXA Konzern, KVAG, AXA Lebensversicherung
and Deutsche Arzteversicherung starting from the situation
as at January 1, 2006 amounted to €367 million.

On July 27,2007, AXA and UkrSibbank, the Ukrainian banking
subsidiary of BNP Paribas, announced that they reached an
agreement to acquire 99% of the share capital of Vesko,
Ukraine's 6th largest P&C insurer. Vesko's revenues for
2006 of $28 million were well balanced between individual
and Commercial lines and between proprietary and non-
proprietary distribution. The transaction was closed on
November 13,2007. The combination of Vesko with Ukrainian
Insurance Alliance will form the 3rd largest Property &
Casualty insurer in Ukraine. The purchase price amounted
to €17 million for AXA.

On September 12, 2007, AXA and Bao Minh Insurance
Corporation ("Bao Minh") announced that they reached
an agreement to establish a strategic partnership in the
Vietnamese insurance market. As part of this agreement, AXA
would acquire a 16.6% stake of the share capital of Bao Minh for a total amount of VND 1,194 billion (€54 million). Bao Minh is the 2nd largest player in the Vietnamese non-Life insurance market with a 21% market share. It is well positioned in all business lines and has a strong and diversified distribution network. As part of the partnership, and in order to fully
benefit from the growth prospects of the Vietnamese market,
Bao Minh would have access to the technical expertise of
AXA's global and regional platforms. The transaction was
closed on September 26, 2007.

On November 9, 2007, in the context of its strategic
partnership with BMPS, AXA announced that it held
a strategic interest equal to 2.052% of BMPS's total
outstanding share capital. The acquisition of this interest
was designed to reinforce the long-term relationship between the two companies and to demonstrate AXA's full support
for BMPS's proposed acquisition of Banca Antonveneta. AXA
would subscribe to its full allocation of BMPS shares as part of the rights issue contemplated by BMPS in connection with

this acquisition. In line with the agreement between AXA
and BMPS announced in March 2007, the bancassurance
agreement between BMPS and AXA-MPS should be extended
to Banca Antonveneta, significantly reinforcing AXA-MPS's
competitive position on the Italian insurance market. The
legal and financial conditions for this extension of the
bancassurance agreement are subject to the closing of the
acquisition of Banca Antonveneta by BMPS.

On December 21, 2007, AXA announced that it had
reached an agreement with Reso Garantia's ("RESO")
shareholders to acquire a 36.7% stake in the company for
a total cash consideration of around €810 million. As part
of this agreement, AXA will have the option to buy out the
remaining stake through calls exercisable in 2010 and 2011.
AXA and RESO's shareholders also agreed to form a joint
venture to develop an operation on Russia's emerging Life
& Savings market. Founded in 1991, RESO has built one of
the leading P&C insurance franchises in Russia (7% market
share), notably focused on retail Motor, and supported by a
network of 18,000 agents, the 2nd largest in Russia. Under
the terms of the agreement, RESO's current management
team will continue to run the company and roll-out its
successful strategy. AXA will have management control of
the Life joint venture. With this acquisition, AXA will further reinforce its growth profile and increase its exposure to
emerging insurance markets. This transaction is expected
to be completed during the first half of 2008. As part of the agreement, AXA granted a 6-year $1 billion credit facility to
RESO's main shareholder, fully secured by its shareholding
in the company.

In 2006
In March 2006, AXA Canada acquired Winterthur Canada
Financial Corporation, whose main asset was The Citadel
General Assurance Company ("Citadel"). The acquisition
was financed internally by the AXA Group. The purchase
price amounted to €221 million, and the related goodwill to
€99 million.

On May 8, 2006, AXA Asia Pacific Holdings announced it
had completed the acquisition of MLC Hong Kong and MLC
Indonesia. The purchase price amounted to €340 million.
Related intangibles amounted to €309 million, of which
€116 million of goodwill and €194 million Value of Business
in Force (net of tax).

On May 15, 2006, AXA announced the squeeze-out of the
minority shareholders of its German subsidiary AXA
Konzern AG, whereby it would acquire the 3.2% of AXA
Konzern shares it did not already own at a price of €134.54
per ordinary share and preference share. The resolution of
the squeeze-out was endorsed at the Annual General Meeting
of AXA Konzern on July 20, 2006.
As announced on December 21,2005, AXA made a voluntary
public offer between January 9,2006 and February 27,2006
to purchase the minority shares of its German subsidiary AXA
Konzern AG ("AXA Konzern") from minority shareholders at
a price of €129.30 per ordinary and preference share. AXA
reached a direct and indirect holding of 96.8% of the share
capital of AXA Konzern as of the end of the offer period,
thereby exceeding the 95% threshold that is a condition
to launching a minority squeeze-out. Under the terms of
the voluntary public offer, shareholders who tendered
their shares to AXA at €129.30 per share during the offer

period would also benefit from the higher squeeze-out price
of €134.54 per share. At the end of December 2006, the
corresponding ownership rate of the Group in the German
subsidiaries amounted to 96.84% generating an additional
goodwill of €92 million.
AXA proceeded with a squeeze-out of the 0.44% minority
shareholding in Kolnische Verwaltungs-Aktiengesellschaft
fur Versicherungswerte AG ("KVAG") at a price of €2,042.01
per ordinary share. The principal asset of KVAG was a 25.6%
stake in AXA Konzern's share capital. The resolution of the
squeeze-out was endorsed at the annual general meeting
of KVAG, held on July 21, 2006. The total investment to
reach a 100% ownership in both Axa Konzern and KVAG
starting from the situation as at January 1, 2006 amounted
to €309 million. A part of this amount remained to be paid
in 2007 as the registration of the squeeze-out is subject to various procedures according to German law.
In order to further streamline the organization in Germany,
AXA Konzern launched in parallel the squeeze-out of the
minority shareholders of its listed life insurance subsidiaries.
Upon the completion of these transactions, AXA would own
directly or indirectly 100% of all its German subsidiaries.

AXA announced on June 14,2006, that it had entered into a
definitive agreement with Credit Suisse Group under which
AXA would acquire 100% of Winterthur for CHF12.3 billion
(€7.9 billion) paid in cash.
In addition, AXA refinanced CHF1.1 billion (€0.7 billion) of internal loans redeemed to Credit Suisse as of the closing date.
AXA secured the total financing of the acquisition of
Winterthur through:

-  €4.1 billion capital increase resulting in the issue of
208,265,897 new shares,

-  €3.8 billion of perpetual deeply subordinated note issues,

-  €0.7 billion financed through internal resources.

On December 22, 2006, AXA received all necessary
regulatory approvals and consequently closed the acquisition of Winterthur.

On December 22,2006, AXA Asia Pacific Holdings (AXA APH)
reached an agreement with AXA SA to acquire Winterthur
Life Hong Kong Limited (WLHK). This followed the
announcement of the completion of AXA SA's acquisition of
the Winterthur Group from Credit Suisse.
AXA APH acquired WLHK for consideration in the range of
HK$1.7 billion to HK$2.4 billion ($AUD 278 million to $AUD
393 million). HK$1.9 billion ($AUD 311 million) were payable on completion. This amount was subject to an adjustment
based on the future performance of the business measured
in 2009. AXA APH obtained shareholder approval for this
acquisition at the Annual General Meeting in 2007 and the
transaction was completed in 02,2007. In addition, AXA APH
declined the opportunity to acquire Winterthur's Indonesian
life insurance operations and Japanese operations.

On October 16, 2006, AXA entered into an agreement
with Alpha Bank to acquire its insurance subsidiary Alpha
Insurance for €255 million. AXA and Alpha Bank signed a
long-term exclusive agreement to pursue and strengthen the
existing bancassurance partnership. Alpha Insurance is one of the top ten composite insurers on the Greek market with solid positions on profitable segments and a strong distribution
network. Alpha Insurance recorded revenues of €151 million
in 2005. It was integrated to AXA's Mediterranean Region
platform. The transaction was completed in Q1, 2007.

On October 23,2006, AXA UK announced that it had reached
an agreement with the Board and two main institutional
shareholders of Thinc Destini to acquire the entire share
capital of Thinc Destini. AXA UK acquired Thinc Destini
using a newly created company, Advisory Services Limited
("ASL"). Under the terms of the agreement with the two main
institutional shareholders and the Offer, the shareholders
of Thinc Destini shared up to £70 million based primarily
on the financial performance of the business during 2009.
The maximum amount was subject to certain deductions as
detailed in the terms of the Offer. AXA UK had also agreed to fund the repayment of Thinc Destini's existing indebtedness, which arose primarily due to Thinc Destini's acquisition of
a number of IFA businesses, and provide further working
capital to the Thinc Destini Group, up to an aggregate amount of £30 million. The transaction which was subject to the
satisfaction or waiver of certain conditions, including the
Offer being accepted by Thinc Destini ordinary shareholders
holding at least 90 per cent of the issued Thinc Destini
ordinary shares closed on November 10, 2006.

On December 14, 2006, ONA and AXA entered into an
agreement for the buy-out of ONA's 49% share in the capital
of AXA-ONA (the holding company of AXA Assurance Maroc).
The transaction valued AXA-ONA at MAD 6,382 billion
(€573 million with December 31, 2006 exchange rate) for
100% of its share capital and was financed locally. Closing
of this transaction was subject to regulatory approvals.
AXA Assurance Maroc is 100% controlled by AXA. The
transaction closed on March 19, 2007.

In 2005
On October 31, 2005, AXA Investment Managers (AXA IM)
completed the purchase of the Framlington Group Limited.
Framlington is an investment management boutique with an
emphasis on specialist, high-performance and high-value-
added equity investments, and has a significant market
position within the UK retail market segment. The purchase
price amounted to €303 million, with a related goodwill
of €142 million and an intangible asset of €132 million (net of tax).

On October 18, 2005, AXA acquired from the group Caixa
Geral de Depositos the insurance company Seguro Directo
which operates in the direct insurance market in Portugal
(by telephone and Internet). The purchase price amounted
to €42 million, and the related goodwill to €31 million.

Disposals
On January 4, 2007, AXA reached an agreement with QBE
Insurance Group for the sale of Winterthur's U.S. operations for US$1,156 million (€920 million taking into account hedges put in place by AXA for this transaction at 1 Euro = 1.26 US$), and successfully completed the sale on May 31, 2007.
In addition, Winterthur U.S. repaid US$636 million, of
which US$79 million had already been repaid in Q4 2006
(€506 million taking into account hedges put in place by AXA for this transaction at 1 Euro = 1.26 US$) of intercompany
loans to Winterthur Group. This transaction followed AXA's
decision to put Winterthur U.S. operations under strategic
review, as initially announced on June 14, 2006.

On June 4, 2007, AXA announced that it had entered into a
memorandum of understanding with SNS Reaal with a view
to finalizing discussions on the sale of its Dutch operations, comprising 100% of AXA Netherlands, Winterthur
Netherlands and DBV Netherlands, for a total cash
consideration of €1,750 million, after consultation with trade unions and workers' councils.
AXA contemplated exiting the Dutch insurance market given
the limited possibilities to reach a leading position through organic growth in the foreseeable future as this market is
highly competitive and dominated by large local players.
AXA's Dutch operations concerned by this proposed
transaction were treated as discontinued operations (held
for sale) in AXA's 2007 consolidated financial statements. As a consequence, their earnings until closing were accounted
for in net income for all reported years. Their contribution in 2007 amounted to €480 million (of which €406 million
gains on disposal and €74 million result up to the closing
date), which was accounted in net income. The transaction
was closed on September 5, 2007.

On July 25, 2007, AXA announced it had reached an
agreement with China Life Insurance Co Ltd., a Life insurance company incorporated in Taiwan, for the sale of Winterthur
Life Taiwan Branch (WLTB). In 2006, WLTB had a premium
volume of circa €100 million (US GAAP) and a 0.35% market
share. The transaction was closed on October 31, 2007.

In 2006
AXA initiated in 2006 a strategic review regarding the
future of its reinsurance activity, currently underwritten
by AXA RE and reported in the "International Insurance"
segment. Following the receipt of a binding offer on April 6,
2006 and consultation with the relevant workers' councils,
AXA announced on June 6, 2006 the signing of a definitive
agreement to cede the business of AXA RE to Paris Re
Holdings Limited.
On December 21,2006, AXA completed the sale of AXA RE's
business to Paris Re Holdings, in which AXA had taken a
3.4% stake. Under the terms of the agreement, the business
of AXA RE had been ceded to Paris Re Holdings, with the
risks and corresponding net income related to AXA RE's
2006 claims experience accruing to Paris Re Holdings. This
transaction generated a capital gain of €66 million net of
tax on the business ceded. AXA guaranteed the reserves
pertaining to losses incurred on or before December 31,
2005. Starting with the 2006 accounts, the accounting
results of AXA RE accruing to the AXA Group mainly
comprised the impact of the loss reserve developments on
the corresponding run-off portfolio and were reported in the
Other International Insurance segment.

In 2005
On December 2, 2005, AXA Financial Group sold Advest
to Merrill Lynch. Advest was a wholly owned subsidiary of
AXA Financial Group and part of its Financial Advisory/
Insurance segment. In accordance with the terms of the
agreement, Merrill Lynch purchased all of the issued and
outstanding capital stock of Advest for $400 million in cash.
This transaction reduced AXA Financial Group's goodwill by
an estimated €152 million. Total net income impact of the
transaction was €-71 million, post tax.

CAPITAL OPERATIONS

On January 11,2007, meetings of holders of AXA's 2014 and
2017 convertible bonds were held to vote on an amendment
of the final conversion dates of the bonds to January 26,
2007 in exchange for a cash payment in respect of the value
of the conversion option.
The meeting of holders of the 2014 convertible bonds
approved the amendment. Consequently, holders who did not
convert their bonds by January 26, 2007, received €16.23
per bond on January 31, 2007.
The meeting of holders of the 2017 convertible bonds did not approve the amendment. Consequently, to fully neutralize
the dilutive impact of the 2017 convertible bonds, AXA has
purchased from a banking counterparty, for a total cash
amount equivalent to the payment proposed to bondholders,
call options on the AXA share with an automatic exercise
feature. This feature is such that one option is automatically exercised upon each conversion of a convertible bond.
Consequently, each issuance of a new share resulting from
the conversion of the bond will be offset by the delivery by the bank to AXA (and subsequent cancellation) of an AXA share;
the issuance of a share in respect of the conversion of the
bond and the cancellation by AXA of the AXA share received
will offset each other.
As a result of this transaction, there will no longer be a
change to the outstanding number of AXA shares created
by the convertible bond conversion.
For AXA shareholders, these transactions resulted in the
elimination, from an economic point of view, of the potential dilutive impact of the 2014 and 2017 convertible bonds (i.e. a maximum of 65.8 million shares). The total cash consideration paid by AXA amounted to €245 million.

On July 1, 2007, 50 free shares were allocated to each
AXA employee worldwide. More than 100,000 AXA Group
employees in 54 countries, will become shareholders and
- depending on the country - will own the shares after
two years (with a two year holding period) or after four
years (without any holding period), providing they are still employed by AXA. Approved by AXA's shareholders during
the annual shareholders' meeting on May 14, 2007, the
resolution pertaining to the "AXA Miles" program allowed
the Management Board to distribute free AXA shares to all
AXA employees, representing up to 0.7% of AXA's share
capital. This allocation of 50 free shares constitutes the first step in the "AXA Miles" program which is one of several key
human resources initiatives of AXA's company-wide project
"Ambition 2012".

During 2007, AXA pursued its share repurchase program to
control the dilution arising from share-based compensation
and employee Shareplan program and to hedge the AXA Miles
granted to Group employees. Excluding shares repurchased
through the liquidity agreement, AXA purchased 70.4 million
of its own shares for a total amount of €2,126 million.

For several years, the AXA Group has been offering to its
employees in and outside of France, the opportunity to subscribe for shares issued by way of a capital increase reserved for
employees. In 2007, employees invested a total of €552 million leading to a total of 22.1 million newly issued shares. Employee
(including agents) shareholders represented 5.23% of the
outstanding share capital as of the end of 2007.

OTHER

On July 6, 2007, AXA announced the closing of the
€450 million securitization of its pan-European Motor
insurance portfolio. This transaction aimed at transferring
to the financial markets the deviation above a certain level of the cost of claims on the underlying liabilities: over
6 million individual Motor contracts underwritten through
multi-distribution channels and representing €2.6 billion
of premiums in 2006, spread across a diversified portfolio
covering 4 countries (Belgium, Germany, Italy and Spain).

On September 19, 2007, the AXA Group announced its
integration into the Dow Jones Sustainability Indexes,
which select the top 10% most advanced companies in terms
of sustainable development in the world. This evolution was
an independent confirmation of the relevance of the Group's
sustainable development strategy since 2005.

On October 10, 2007, AXA announced the creation of a
€100 million global AXA RESEARCH FUND to be launched
in early 2008. AXA believes that the private sector can, and should, play an important role in promoting meaningful

academic research consistent with its larger social
responsibilities. In this context, the AXA Group decided to
launch the AXA RESEARCH FUND managed by a Scientific
Board chaired by Ezra Suleiman, professor of political
science at Princeton University, and independent member
of the AXA Supervisory Board. AXA committed a total of
€100 million to the Fund over 5 years. The Fund will support academic research institutions and individuals involved in
post doctorate research programs and will support academic
research projects in different areas associated with AXA's
business of Financial Protection.

On December 3, 2007, AXA has decided to coordinate
its European retail banking operations through AXA
Bank Europe, in close cooperation with its local insurance
operations. The objective of these banking operations is
to complement the Financial Protection offering with a
range of retail banking products, while ensuring adequate
development, control and risk management throughout
Europe. AXA currently operates banking in Belgium, France,
Germany and Hungary.

> 2.3 ACTIVITY REPORT

Events subsequent
to December 31, 2007

In the United Kingdom, from January 31,2008, a temporary
deferral period of up to six months was introduced for
certain transactions involving the AXA Life Property
Fund (£1.2 billion or €1.7 billion at December 31, 2007) and
AXA Pension Property Fund (£0.9 billion or €1.3 billion
at December 31, 2007), which is allowed under the terms
of the customer's policy. The transactions affected by the
deferral are fund switches out, surrenders and transfers
out of the fund. The deferred transaction will take place at the unit prices at the time the transaction is processed. The deferral period runs from the date the request is received
by AXA. The imposition of this deferral period, consistent
with policy terms, comes at a time when the demand for
commercial property investment in the United Kingdom has
been declining in recent months and when AXA has seen a
significant increase in the level of withdrawals from these
two Funds which invest in the United Kingdom commercial
property. The contractual deferral period is designed to
provide the funds' managers with sufficient time to liquidate properties in an orderly fashion and at fair prices in order to protect the interests of all investors in the fund. Customers invested in the funds have been notified along with their
advisers. AXA is monitoring the liquidity situation of these funds closely. In the event that sufficient liquidity to honor all outstanding withdrawal requests by the end of the deferral
period cannot be generated through sale of properties held
by the funds and other sources of liquidity available to the funds, AXA U.K., as sponsor of the funds, will be required
to provide the funds with sufficient liquidity to honor these withdrawal requests.

On February 6, 2008, AXA announced it had entered into
an agreement to acquire OYAK's (50%) share in AXA OYAK
Holding A.S. ("AXA OYAK"), a company established by
AXA and OYAK in 1999. Under the terms of the agreement,
AXA will pay a purchase price of $525 million (approximately
€355 million) in cash for OYAK's 50% share in AXA OYAK (in
addition, according to the same agreement, AXA OYAK Holding
will be buying, for $15 million (approximately €10 million), the
1.5% share that Mais Motors, an OYAK joint venture company,
holds in AXA OYAK's non-Life subsidiary). AXA OYAK enjoys

a leading position (10% total market share1) on the fast-
growing Turkish insurance market. Mainly focused on non-
Life, especially motor and property, the company experienced strong top-line growth in the past years and is one of the
most profitable players in the market. The transaction, which was subject to local regulatory approval, is expected to close by early spring of 2008. Following closing, the parties have agreed that AXA OYAK and its subsidiaries will no longer use the OYAK name or trademark.

On February 12, 2008, AXA announced it had reached an
agreement with ING for the acquisition of 100% of the share
capital of its Mexican insurance subsidiary ING Seguros, for a consideration of US$1.5 billion (approximately €1.0 billion).
ING Seguros is the third largest Mexican insurer (12% total
market share, 5.5 million clients), with leading positions in key markets such as Motor (2nd largest player with a 17%
market share) and Health (2nd largest player with a 19%
market share). AXA intends to accelerate and complete the
initiated turnaround of ING Seguros by dedicating seasoned
management capabilities and leveraging the Group's global
platforms and expertise, notably in IT and reinsurance.
Upon completion of the transaction, ING Seguros will be
integrated to AXA's Mediterranean Region unit and benefit
from its know-how in underwriting, claims management, client segmentation, service and brand management. AXA will
finance the transaction with internal resources. Completion of the transaction was subject to customary regulatory approvals and is expected to take place in the course of 2008.

On March 4,2008, AXA UK announced that it made a formal
offer to purchase 100% of the share capital of SBJ Group.
The purchase, which was unanimously recommended by the
Board of SBJ, was successfully completed on March 19,2008.
The acquisition of SBJ will complement and enhance AXA's
UK advisory and broking capability, bringing a number of
strengths to the Group, including increased scale, a wider
national presence and access to new market areas.
SBJ, with its strong management team and high quality staff, will represent significant progress towards AXA's stated
strategic aim of building a leading presence in the advisory and broking markets. The businesses will continue to operate independently of AXA's insurance company interests.

(1) As of June 30, 2007 - Source: Association of the Insurance and Reinsurance Companies of Turkey.

> 2.3 ACTIVITY REPORT

Consolidated
operating results

CONSOLIDATED GROSS REVENUES

CONSOLIDATED GROSS REVENUES(a)					(in Euro million)
	2007	2006 Restated (c)	2006 Published	2005 Restated (c)	2005 Published	2007/2006
Life & Savings	59,845	49,952	50,479	44,585	45,116	19.8%
of which Gross written premiums	57,773	48,268	48,786	42,972	43,496	19.7%
of which Fees and revenues from investment contracts with no participating feature	740	608	608	509	509	21.8%
Property & Casualty	25,016	19,510	19,793	18,600	18,874	28.2%
International Insurance	3,568	3,716	3,716	3,813	3,813	- 4.0%
Asset Management	4,863	4,406	4,406	3,440	3,440	10.4%
Banking(b)	339	377	377	424	424	-10.1%
Holdings and other companies(d)	2	4	4	4	4	- 39.0%
TOTAL	93,633	77,966	78,775	70,865	71,671	20.1%

(a) Net of intercompany eliminations.

(b) Excluding net realized capital gains and change in fair value of assets under fair value option and derivatives, net banking revenues and total consolidated revenues would respectively amount to €320 million and €93,617 million for the period of December 31, 2007.

(c) Restated means the restatement of The Netherlands' activities as discontinued businesses.

(d) Includes notably CDOs and real estate companies.

On a comparable basis means that the data for the current
year period were restated using the prevailing foreign
currency exchange rates for the same period of prior year
(constant exchange rate basis). It also means that data in
one of the two periods being compared were restated for
the results of acquisitions, disposals and business transfers
(constant structural basis) and for changes in accounting
principles (constant methodological basis).
In particular, comparable basis for revenues and APE in
this document means including Winterthur and net of
intercompany transactions in both periods.

Consolidated gross revenues for full year 2007 reached
€93,633 million, up 20% compared to 2006.

Taking into account the restatements to comparable
basis, mainly the impact of restating 2006 for Winterthur
(€13,401 million or -18.1 points) and the appreciation of the Euro against other currencies (€2,830 million or +3.6 points, mainly from the Japanese Yen and US Dollar), gross consolidated
revenues were up 5% on a comparable basis.

Total Life & Savings New Business APE[1] reached
€7,694 million, up 24% compared to 2006. On a comparable
basis, New Business APE increased by 8%, mainly driven by

the United States and the United Kingdom, partly offset by
Japan and the Mediterranean Region.

The United States APE increased by 19% to €2,099 million
due to strong growth in sales of Variable Annuities (up 20%)
as well as in Life products. Variable Annuities growth was
primarily driven by the continued expansion in the third
party distribution networks, especially independent financial advisory firms. The addition of certain new product features also contributed to the increase in sales. The Universal Life product range was enhanced by the launch of an updated
product in 2007 (Athena).

France APE increased by 3% to €1,360 million driven by both
Individual lines and Group business despite a contracting
insurance market. In Individual lines, the Accumulator-type
product "Capital Ressources" launched in March 2007
recorded €23 million of APE. Group business growth was
largely driven by Life & Health while Group retirement
remained stable following a strong 2006 performance. Unit-
linked share of total APE was stable at 25%.

Japan APE decreased by 17% to €567 million as certain Term
products no longer benefit from a favorable tax environment.
The lower Term product sales were partly offset by strong

(1) Annual premium equivalent is New regular premiums, plus one tenth of Single premium, in line with Group EEV methodology. APE is Group Share.

performance from medical and cancer product sales as part
of the company's strategy to focus on these more profitable
products (€+76 million) and the sales of US Dollar and Yen
denominated variable annuity products (€+52 million)
resulting in AXA increasing its bancassurance market share
and becoming one of the top ten players. Unit-linked share
of total APE increased to 21%.

United Kingdom APE was up 6% to €1,588 million. Wealth
management was up 7% due to (i) individual pension
business (up 14%) reflecting the strength of the combined
AXA/Winterthur Individual pension offering as well as (ii)
strong performance in the Offshore Estate Planning Bond (up
68%), partly offset by (iii) a drop in Offshore Bonds cash sales
(-36%) resulting from a change in the tax environment for
these products in 1Q07 and affecting negatively AXA U.K.'s
APE growth momentum in 2H07. Protection business was
up 27% driven by new distribution contracts and improved
propositions to IFAs as well as effective direct marketing
campaigns. Group pension was up 2%.

Germany APE was stable at €457 million principally due to (i)
a strong growth in Investment & Savings (+12%), with notably the "TwinStar" Accumulator-type product (€84 million) (ii)
the non recurrence of 2006 large cases in Life Group business and (iii) the negative impact of traditional Riester products
(notably in Winterthur's portfolio) which had benefited in
2006 from strong inflows as a result of a fiscal incentive,
share of total APE was 38%.

Switzerland APE increased by 2% to €222 million with (i)
Individual Life & Savings up 16% reflecting the continuous
increase in sales of new Unit-linked products (+148%) which
were launched in October 2006 (WinLife Variant) and May
2007  (AXA Comfort), partly offset by (ii) Group Life down
3%. Unit-linked share of total APE increased to 8%.

Belgium APE was up 8% to €340 million due to (i) Individual
Life (+5% to €307 million) driven by both non unit-linked
(largely Crest 40) and unit-linked products (Twinstar launched in September 2007), and (ii) Group business (+60% to
€33 million including €6 million from a 2007 large contract).
Unit-linked share of total APE was 14%.

Mediterranean Region APE decreased by 5% to €206 million
as a result of a drop in Group business (down 28%) due to
the non recurrence of a 2006 outsourcing of pension fund
contract in Spain. This was partly offset by the increase in
Individual business (+2%) notably driven by the contribution of the Accumulator product (€13 million)[1]. Unit-linked share of total APE was 18%.

Central & Eastern Europe APE was up 59% to €107 million,
mainly driven by Life and Savings business (+128% to
€48 million), benefiting from strong unit-linked sales (+128%
to €44 million) and gains in market share in the Pension Fund business (+27% to €59 million). Main countries contributing
to the growth were Czech Republic (+82% to €37 million) and
Poland (+56% to €49 million).

Australia / New Zealand APE was up 25% to €545 million
mainly driven by continued strong inflows into Global Equity
Value fund and ipac wholesale products, in addition to strong
Personal superannuation flows into Summit & Generations
platforms.

Hong Kong APE was up 12% to €139 million, reflecting strong
growth in individual unit-linked regular premiums and group
retirement sales and encouraging results from the new
Citibank bancassurance agreement (signed in July 2007).

South East Asia & China APE was up 75% to €63 million.
Philippines was up 126% to €8 million due to strong unit-linked sales notably in the bancassurance channel, Indonesia was up
112% to €21 million as clients moved to unit-linked products due to reduced local bank deposit rates, Thailand was up
70% to €14 million due to successful agent recruitment and
improvements in bancassurance, Singapore was up 25% to
€14 million and China was up 93% to €5 million.

Property & Casualty gross revenues were up 28% to
€25,016 million, or +4% on a comparable basis mainly
driven by United Kingdom & Ireland (+8% to €5,076 million),
Mediterranean region (+5% to €5,276 million), France (+3% to
€5,330 million), and Germany (+2% to €3,506 million).

Personal lines (60% of P&C premiums) were up 5% on
a comparable basis, stemming from both Motor (+5%) and
Non-Motor (+5%).

Motor revenues grew by 5% mainly driven by (i) the
Mediterranean region up 8%, following new product launches
in 2006 and 2007 (mainly "Protezione al volante" in Italy
and "Dynamic 2" in Spain) and new segmented tariffs
notably in Turkey, (ii) the United Kingdom & Ireland up 21%, largely as a result of the new business written through its
Internet company, Swiftcover, which benefited from increased volumes through aggregator websites, (iii) Asia up 15%
which confirmed its strong momentum, and partly offset
by (iv) Germany (+1%), France (+0%) and Switzerland (-1%),
recording positive net new contracts in a context of softening markets.

Non-Motor revenues increased by 5% mainly driven by (i)
the United Kingdom & Ireland (+9%) as a result of strong
performance in both Health and Travel businesses, (ii)
Mediterranean Region (+6%) with positive contribution of all business lines and (iii) France and Germany, both up 2%.

Commercial lines (38% of P&C premiums) recorded a +2%
growth on a comparable basis driven by both Non-Motor
(+2%) and Motor (+2%).

Motor revenues were up 2%, with strong growth (i) in
Germany (+5%) due to a higher number of vehicles in the
existing fleets, (ii) in France (+2%) following increase in
tariffs and (iii) in the United Kingdom & Ireland (+5%), partly offset by (iv) Mediterranean region (-4%) due to a lower
contribution from former Winterthur fleet rental business
further to a strategic decision, and (v) Belgium (-2%).

Non-Motor revenues were up 2%, with France (+7%) mainly
driven by Construction and the United Kingdom & Ireland
(+3%) largely driven by Health, partly offset by Belgium (-4%)
due to the non-renewal of some less profitable contracts.

International Insurance revenues were down 4% or up 7%
on a comparable basis to €3,568 million attributable to both
AXA Corporate Solutions Assurance and AXA Assistance.

(1) AXA Spain and AXA Assicurazioni. AXA-MPS sales were not consolidated in Full Year 2007.

AXA Corporate Solutions Assurance revenues were up 7%
both on reported and comparable bases to €1,805 million,
driven by portfolio developments in Marine, Property, Motor
and Construction.

AXA Assistance revenues were up 13% both on reported
and comparable bases to €699 million mainly due to Home
Serve business in the United Kingdom, and increased
premiums in Travel business in Germany.

Asset Management revenues increased by 10% or +17%
on a comparable basis to €4,863 million driven by higher
average Assets under Management (+21% on a comparable
basis) and business mix improvement.

AllianceBernstein revenues were up 6% or 15% on a
comparable basis to €3,130 million largely due to higher base fees (+25%, with +28% in institutional clients, +20% in retail clients and +24% in private clients) driven by higher average assets under management (+21%) partly offset by lower
performance fees (-66%), especially on hedge funds. Other

revenues (mainly distribution fees, institutional research and other fees) were up 10%.
AllianceBernstein net inflows of €23 billion were strong
across all client categories (€13 billion from institutional,
€4 billion from retail and €6 billion from private clients).

AXA Investment Managers revenues increased by 20% or
+21% on a comparable basis to €1,732 million mainly due to
higher average assets under management. The favorable
client and product mix evolution was offset by a slight
decrease in performance fees.
AXA Investment Managers net inflows of €5 billion were
driven by Institutional clients (€5 billion) and Main Fund
(€1 billion) partly offset by retail segment (€-2 billion).

Net banking revenues in Banking segment were down
10% or -4% on a comparable basis to €339 million, mainly
attributable to AXA Bank Belgium (-15% on a comparable
basis to €216 million) in the context of an unfavourable yield curve and higher refinancing costs following higher short
term interest rates.

CONSOLIDATED UNDERLYING, ADJUSTED EARNINGS AND NET INCOME

				(in Euro million)
	2007	2006 Restated(c)	2006 Published	2005 Restated(b)	2005 Published
Gross written premiums	86,116	71,299	72,099	65,196	65,995
Fees and revenues from investment contracts with no participating feature	740	608	608	509	509
Revenues from insurance activities	86,857	71,907	72,707	65,705	66,504
Net revenues from banking activities	320	393	393	408	408
Revenues from other activities	6,441	5,684	5,693	4,725	4,733
TOTAL REVENUES	93,617	77,984	78,793	70,838	71,645
Change in unearned premium reserves net of unearned revenues and fees	(609)	(474)	(498)	(491)	(502)
Net investment result excluding financing expenses(a)	24,572	30,286	30,774	30,268	30,928
Technical charges relating to insurance activities(a)	(88,961)	(83,115)	(84,074)	(79,657)	(80,827)
Net result of reinsurance ceded	(1,050)	(1,450)	(1,455)	(125)	(141)
Bank operating expenses	(57)	(78)	(78)	(61)	(61)
Insurance acquisition expenses	(8,669)	(7,079)	(7,162)	(6,424)	(6,509)
Amortization of value of purchased life business in force	(357)	(232)	(241)	(528)	(529)
Administrative expenses	(10,089)	(8,668)	(8,751)	(8,475)	(8,570)
Valuation allowances on tangibles assets	4	18	18	(3)	(3)
Change in value of goodwill	(1)	-	-	-	-
Other	(419)	(448)	(451)	(194)	(197)
Other operating income and expenses	(109,597)	(101,052)	(102,193)	(95,467)	(96,838)
INCOME FROM OPERATING ACTIVITIES, GROSS OF TAX EXPENSE	7,983	6,745	6,876	5,149	5,233
Net income from investments in affiliates and associates	29	21	21	20	20
Financing expenses	(467)	(473)	(474)	(480)	(602)
OPERATING INCOME GROSS OF TAX EXPENSE	7,545	6,293	6,423	4,688	4,651
Income tax expenses	(1,941)	(1,754)	(1,793)	(922)	(900)
Minority interests in income or loss	(642)	(620)	(620)	(492)	(492)
UNDERLYING EARNINGS	4,963	3,919	4,010	3,274	3,258
Net realized capital gains or losses attributable to shareholders	1,175	1,107	1,130	910	850
ADJUSTED EARNINGS	6,138	5,026	5,140	4,184	4,108
Profit or loss on financial assets (under fair value option) & derivatives	(596)	(228)	(226)	121	149
Exceptional operations (including discontinued operations)	482	311	196	25	(72)
Goodwill and other related intangible impacts	(106)	(24)	(24)	(13)	(13)
Integration costs	(252)	-	-	-	-
NET INCOME	5,666	5,085	5,085	4,318	4,173
(a) For the periods ended December 31, 2007, December 31, 2006, and December 31, 2005, the change in fair value of assets backing contracts with financial risk borne by policyholders impacted the net investment result for respectively €7,476 million, €15,158 million and €13,589 million, and benefits and claims by the offsetting amounts respectively.

(b) Restated in full year 2005 means: (i) transfer of the forex impact from adjusted earnings to net income, (ii) following clarification of IFRIC agenda committee following IASB decision, AXA reclassified TSDI instruments (perpetual subordinated debts) into shareholders' equity with impact on net income, (iii) in line with new accounting FRS27, the reclassification in the United Kingdom of some With-Profit technical reserves to allow for all future terminal bonuses payable to With-Profit policyholders within the allocated policyholder reserves, previously held in the unallocated policyholder bonus reserve, without any impact on earnings, and (iv) the restatement of The Netherlands' activities as discontinued businesses.

(c) Restated in full year 2006 means the restatement of The Netherlands' activities as discontinued businesses.

NB: Line items of this income statement are on an underlying earnings basis, and not on a net income basis.

				(in Euro million)
	2005 Published	Transfer of foreign exchange impact from adjusted earnings to net income	TSDI reclassification impact	The Netherlands Restatement	2005 Restated(a)
UNDERLYING EARNINGS	3,258	-	79	(63)	3,274
Net realized capital gains or losses attributable to shareholders(b)	850	94	_	(34)	910
ADJUSTED EARNINGS	4,108	94	79	(97)	4,184
Profit or loss on financial assets (under fair value option) & derivatives	149	(94)	66	-	121
Exceptional operations (including discontinued operations)	(72)	-	-	97	25
Goodwill and related intangibles	(13)	-	-	-	(13)
NET INCOME	4,173	-	145	-	4,318

(a) Restated means: (i) transfer of the forex impact from adjusted earnings to net income, (ii) following clarification of IFRIC agenda committee following IASB decision, AXA reclassified TSDI instruments (perpetual subordinated debts) into shareholders' equity with impact on net income, and (iii) the restatement of The Netherlands' activities as discontinued businesses. Please note that FRS 27 impact on the statement of income (underlying basis) are not detailed as they are not significant.

(b) €-94 million includes €-66 million related to foreign exchange impact on TSDI.

			(in Euro million)
	2006 Published	The Netherlands Restatement	2006 Restated(a)
UNDERLYING EARNINGS	4,010	(91)	3,919
Net realized capital gains or losses attributable to shareholders	1,130	(23)	1,107
ADJUSTED EARNINGS	5,140	(114)	5,026
Profit or loss on financial assets (under fair value option) & derivatives	(226)	(1)	(228)
Exceptional operations (including discontinued operations)	196	115	311
Goodwill and related intangibles	(24)	-	(24)
NET INCOME	5,085	-	5,085

(a) Restated means the restatement of The Netherlands' activities as discontinued businesses.

UNDERLYING, ADJUSTED EARNINGS AND NET INCOME					(in Euro million)
	2007	2006 Restated (a)	2006 Published	2005 Restated(b)	2005 Published
Life & Savings	2,670	2,270	2,325	1,887	1,931
Property & Casualty	1,863	1,417	1,453	1,327	1,346
International Insurance	218	131	131	68	68
Asset Management	590	508	508	396	396
Banking	36	18	18	44	44
Holdings and other companies(c)	(414)	(424)	(424)	(448)	(527)
UNDERLYING EARNINGS	4,963	3,919	4,010	3,274	3,258
Net realized capital gains or losses attributable to shareholders	1,175	1,107	1,130	910	850
ADJUSTED EARNINGS	6,138	5,026	5,140	4,184	4,108
Profit or loss on financial assets (under fair value option) & derivatives	(596)	(228)	(226)	121	149
Exceptional operations (including discontinued operations)	482	311	196	25	(72)
Goodwill and related intangibles impacts	(106)	(24)	(24)	(13)	(13)
Integration costs	(252)	-	-	-	-
NET INCOME	5,666	5,085	5,085	4,318	4,173

(a) Restated in full year 2006 means the restatement of The Netherlands' activities as discontinued businesses.

(b) Restated in full year 2005 means: (i) transfer of the forex impact from adjusted earnings to net income, (ii) following clarification of IFRIC agenda committee following IASB decision, AXA reclassified TSDI instruments (perpetual subordinated debts) into shareholders' equity with impact on net income, and (iii) the restatement of The Netherlands' activities as discontinued businesses.

(c) Includes notably CDOs and real estate companies.

Group underlying earnings amounted to €4,963 million.
Excluding the contribution of Winterthur in 2007 (€623 million)
and on a constant exchange rate basis, underlying earnings
grew by €572 million (+15%), attributable mainly to Life &
Savings, Property & Casualty and Asset Management.

Life & Savings underlying earnings amounted to €2,670 million.
Excluding the contribution of Winterthur (€286 million) and
on a constant exchange rate basis, Life & Savings underlying earnings were up €230 million (+10%) mainly attributable to
the United Kingdom (€+78 million), France (€+69 million),
Germany (€+50 million), Belgium (€+22 million), partly offset by the United States (€-37 million).

Excluding the contribution of Winterthur and on a constant
exchange rate basis, underlying earnings increased by
€230 million mainly resulting from:

(i) An improved investment margin (€+84 million), primarily
in France (€+48 million broadly in line with asset base
evolution), the United Kingdom (€+46 million largely
driven by Shareholders' participation in higher With-Profit
bonuses as a result of high levels of With-Profit surrenders in 2007), Belgium (€+43 million mainly due to a decrease
of the credited rates driven by the increased share of lower guaranteed rate products while the average rate of return
of the assets increased slightly), partly compensated by
the United States (€-90 million primarily driven by lower
net investment income reflecting lower General Account
asset levels and lower prepayments from mortgages and
fixed maturity refinancing).

(ii) Higher Fees and Revenues (€+927 million) principally
due to the United States (€+322 million mainly due
to higher fees earned on separate account business
resulting from positive net cash flows, the impact of the
market appreciation on separate account balances and
higher fee structure), the United Kingdom (€+222 million
principally due to the Thinc Group fees and revenues,
an increase in Loadings on account balances, and an
increase in deferred loadings amortization related to
previously deferred income on short term offshore
cash deals business largely written in Q4 2006 and
Q1 2007, which is offset in the expense margin by
amortization of previously deferred commissions),
France (€+118 million mainly resulting from higher
revenues on unit-linked account balance and higher
sales on Life & Health products), Australia / New
Zealand (€+98 million reflecting higher inflows and
growth of funds under management and administration,
following strong domestic market performance fuelled
by changes in superannuation legislation), and Japan
(€+66 million mainly driven by loadings on higher
medical premiums).

(iii) Lower tax and minority interests (€+10 million) as
the €25 million reduction in income tax expense mainly
attributable to the United Kingdom (€+159 million due
primarily to the non recurring 2006 net negative impact
of €107 million due to reassessment of the likelihood of a
future distribution from the attributed Inherited Estate),
partly offset by France (€-67 million reflecting notably
the increase of taxable income) and the United States
(€-63 million principally due to the non recurrence of a
€92 million favorable tax settlement in 2006, partially
offset by a €36 million release of tax reserves in 2007),
was offset by the €15 million increase in minority interests
(€14 million attributable to Hong Kong following the
increase in earnings).

This was partly offset by:

(iv) Lower net technical margin (€-16 million) mainly driven by the United States (€-126 million mainly due to lower
GMDB/IB margins mainly due to residual interest rate
risk and higher volatility, as well as higher Fixed Life's no lapse guarantee reserves resulting from increased sales
of Universal Life to older clients), and the United Kingdom
(€-71 million mainly as 2006 included favorable non
recurring items including the reduction of possible
endowment misselling provision and favorable movements
in Unit-linked reserves following the finalization of
compensation amounts to policyholders), partly offset by
France (€+177 million mainly due to charges reclassified from technical margin to commission expenses in the context
of the renewal of some group Life contracts, and the non
recurrence of 2006 negative additional annuity reserves in
Savings following change in regulatory mortality tables and
additional reserves in individual disability business).

(v) Higher expenses including Deferred Acquisition Costs
(€-742 million impact), mainly in the United Kingdom
(€-241 million mainly driven by the inclusion of the Thinc
Group expenses, and amortization of previously deferred
expenses on short term offshore cash deals largely written
in Q4 2006 and Q1 2007 which is offset by an increase
in deferred loadings amortization in fees and revenues),
France (€-230 million notably from the impact of charges
that were reclassified from technical items to commissions
in the context of the renewal of some Group Life contracts,
and increased general expenses mainly due to IT Costs and
building lease), the United States (€-71 million mainly driven by DAC amortization increase reflecting lower DAC unlockings in 2007 and higher revenues from separate account fees),
Japan (€-57 million mainly due to higher commissions
as a result of variable annuity and medical sales growth,
and higher non-commission expenses), and Australia/
New Zealand (€-55 million reflecting higher commissions
associated with increased fees and revenues).

(vi) A higher level of VBI amortization (€-32 million) mainly attributable to the United Kingdom (€-38 million mainly
as a result of higher lapses on Pension business).

Property & Casualty underlying earnings amounted to
€1,863 million. Excluding the contribution of Winterthur
(€340 million) and on a constant exchange rate basis,
Property and Casualty underlying earnings increased by
€111 million (+8%) driven by almost all countries except the
United Kingdom (€-124 million):

(i) Higher net technical result (€+135 million), with an
all year loss ratio increasing by 1.0 point to 69.5% of
which 2.3 points related to major losses,

(ii) Higher investment result (€+159 million) mainly driven
by the United Kingdom (€+43 million), the Mediterranean
region (€+43 million), and France (€+32 million),

(iii) Lower income tax expense and minority interests
(€+124 million) mainly due to Germany (€+82 million mainly
reflecting the €42 million positive outcome of a tax audit
on the ex-Albingia portfolio, and the €31 million favourable impact of the new income tax rate on the deferred tax
liabilities), the United Kingdom (€+65 million notably
reflecting the deterioration in the pre-tax result, and a
benefit from a settlement on prior years), and Belgium
(€+61 million including the€10 million positive contribution resulting from the favorable court decision from insurance
companies on RDT ("Revenus Definitivement Taxes")),
partly offset by the Mediterranean region (€-44 million
in line with pre-tax earnings evolution).

Partly offset by:

(iv) Higher expenses (€-306 million) with a stable expense
ratio at 28.4% (offsetting impacts between the acquisition
ratio (+0.3 point) and the administrative expense ratio
(-0.3 point)) driven by Germany (-1 point), and the
Mediterranean region (-0.1 point), party offset by Belgium
(+0.9 point) and the United Kingdom (+0.3 point).
As a consequence, excluding Winterthur, the combined
ratio increased by 1.0 point to 97.9%.

International Insurance underlying earnings amounted
to €218 million. Excluding the contribution of Winterthur
(€19 million) and on a constant exchange rate basis,
International Insurance underlying earnings increased by
€70 million (+54%) mainly attributable to Other international activities (€+61 million), primarily due to the continuous
favourable loss reserve development on some run-off
portfolios in 2007.

Asset Management underlying earnings amounted to
€590 million. Excluding the contribution of Winterthur
(€14 million) and on a constant exchange rate basis, asset
management underlying earnings increased by €105 million
(+21%) attributable to both AllianceBernstein (€+41 million)
and AXA Investment Managers (€+64 million), following:

(i) higher average assets under management (+21% both
at AllianceBernstein and AXA Investment Managers),

(ii) improved business mix, and

(iii) better underlying cost income ratio by 0.5 point to 67.1%.

Banking' underlying earnings increased by €18 million
(+100%) to €36 million, mainly attributable to AXA Bank
Belgium (notably due to an increase in commercial margin).

Holdings and other companies' underlying earnings amounted
to €-414 million. Excluding the contribution of Winterthur
(€-36 million) and on a constant exchange rate basis, holdings underlying earnings increased by €36 million due to:

(i) The United Kingdom Holding (€+84 million) mainly due to
the non recurring release in 2007 of a €66 million deferred
tax provision held against un-remitted earnings.

Partly offset by,

(ii) German Holding (€-29 million) primarily as a result of the absence of positive one off impact related to the recognition of the corporate tax refund of €30 million in 2006.

(iii) AXA S.A. (€-11 million) as the €+77 million profit linked to foreign currency options hedging AXA Group underlying
earnings denominated in foreign currencies, and
€+59 million due to a lower financial charge mostly related
to a strengthening of the Euro, were more than offset
by €-36 million higher expenses including higher AXA
trademark support further to Winterthur acquisition, and
€-108 million due to the non recurrence of 2006 positive
items, mostly linked to Winterthur acquisition financing.

(iv) AXA France Assurance (€-10 million) as a result of
mainly due to higher tax expenses resulting from higher
dividends (eliminated in consolidation) received from
operational entities.

Group net capital gains attributable to shareholders
amounted to €1,175 million (of which €-400 million net
related to impairments, or €-927 million gross related to
impairments compared to €-192 million gross in 2006).
Excluding the contribution of Winterthur (€-48 million) and
on a constant exchange rate basis, group net capital gains

attributable to shareholders were up €124 million mainly due to the Mediterranean region (€+115 million to €177 million, of which €+104 million in Property & Casualty and €+11 million in
Life & Savings), France (€+88 million to €362 million, of which
€+65 million in Life & Savings and €+24 million in Property
& Casualty), partly offset by the United States (€-65 million to €-32 million in Life & Savings), and Belgium (€-59 million to €338 million, of which €-43 million in Life & Savings and
€-16 million in Property & Casualty).

Adjusted earnings amounted to €6,138 million. Excluding the
contribution of Winterthur (€575 million) and on a constant
exchange rate basis, adjusted earnings were up €695 million
(+14%) as a result of higher underlying earnings and higher
net capital gains.

Net Income amounted to €5,666 million. Excluding the

contribution of Winterthur (€392 million) and on a constant

exchange rate basis, net income increased by €335 million

(+7%). This growth was the result of:

(i) Higher adjusted earnings (€+695 million excluding
Winterthur and on a constant exchange rate basis).

(ii) Lower result on financial assets accounted for under
fair value option and derivatives including foreign
exchange impact: €-368 million to €-596 million.
These €-596 million can be analyzed as follows
(a) a change in Fair Value and realized gains on
mutual funds & other assets under fair value option
of €-205 million mainly driven by €-138 million in
Belgium Life & Savings and Property & Casualty,
€-75 million in France Life & Savings, and €-45 million
in Japan Life & Savings, partly offset by Switzerland Life
& Savings and Property & Casualty (€+28 million) and
Germany Property & Casualty (€+36 million), and (b)
a change in Fair Value on derivatives, Forex and Tax of
€-391 million, mainly driven by €-303 million in AXA SA,
€-51 million in Japan Life & Savings and €-48 million
in Switzerland Life & Savings and Property & Casualty.

(iii) Higher charges on goodwill and other related
intangible: €-82 million (or €-30 million excluding
Winterthur and on a constant exchange rate basis) to
€-106 million, of which €-54 million at Winterthur related
to amortization of customer intangible and €-52 million
at AXA mainly attributable to the United Kingdom of
customer intangible amortization related to brokers'
acquisition and the United States following impairment
of intangibles related to the wind down of USFL.

(iv) Higher exceptional operations result including
discontinued operations: €+171 million (or €+166 million
excluding Winterthur and on a constant exchange rate
basis) to €482 million:

- Following the June 4, 2007 announcement of the
Dutch activities' sale to SNS REAAL, the Group
has classified The Netherlands as a discontinued
operation, i.e. impacting net income only, with a
retroactive application. The contribution of The
Netherlands in 2007 amounted to €480 million (of
which €406 million gains on disposal and €74 million
result up to the closing date), compared to €123 million
in 2006.

-  Full year 2007 exceptional operations (€+2 million).

-  Full year 2006 exceptional operations (€+189 million)
mainly related to (i) €86 million dilution gains in
AllianceBernstein and €4 million related to sale of
Alliance Cash Management business, (ii) Tax refund
related to the sale of DLJ (€43 million), release of

contingency provision related to the sale of Advest (€3 million) and dilution gains (€9 million) in the US holdings, and (iii) €66 million related to the gain on the sale of AXA RE's business.	(v) Integration costs of €-252 million of which €-163 million at AXA (of which €-148 million related to Winterthur integration) and €-89 million at Winterthur.

CONSOLIDATED SHAREHOLDERS' EQUITY

As of December 31,2007, consolidated shareholders' equity
totaled €45.6 billion. The movements in shareholders' equity since December 31, 2006 are presented in the table below:

(in Euro million)
Shareholders' Equity
At December 31, 2006	47,226
- Share Capital	(74)
- Capital in excess of nominal value	(1,126)
- Equity-share based compensation	92
- Treasury shares sold or bought in open market	(195)
- Change in equity component of compound financial instruments	(109)
- Super subordinated debt and perpetual debts (including accrued interests)	238
- Fair value recorded in shareholders' equity	(2,983)
- Impact of currency fluctuations	(1,392)
- Cash dividend	(2,218)
- Other	(93)
- Net income for the period	5,666
- Actuarial gains and losses on pension benefits	612
At December 31, 2007	45,642

SHAREHOLDER VALUE

Earnings Per Share ("EPS")

								(in euro milion except ordinary shares in million)
	2007		2006 Restated(a)		2006 published		2005 restated(b)		2005 published		Var. 2007 versus 2006 restated
	Basic	Fully diluted	Basic	Fully diluted	Basic	Fully diluted	Basic	Fully diluted	Basic	Fully diluted	Basic	Fully diluted
Weighted average number of shares(c)	2,042.7	2,060.8	1,947.8	2,031.7	1,947.8	2,031.7	1,917.5	1,991.0	1,880.9	1,954.4
Net income	5,666	5,666	5,085	5,199	5,085	5,199	4,318	4,428	4,173	4,283
Net income (Euro per Share)	2.77	2.75	2.61	2.56	2.61	2.56	2.25	2.22	2.22	2.19	6.2%	7.4%
Adjusted earnings	6,138	6,138	5,026	5,140	5,140	5,254	4,184	4,294	4,108	4,218
Adjusted earnings (Euro per Share)	3.01	2.98	2.58	2.53	2.64	2.59	2.18	2.16	2.18	2.16	16.5%	17.7%
Underlying earnings	4,963	4,963	3,919	4,032	4,010	4,124	3,214	3,383	3,258	3,368
Underlying earnings (Euro per Share)	2.43	2.41	2.01	1.98	2.06	2.03	1.71	1.70	1.73	1.72	20.8%	21.3%

(a) Restated in full year 2006 means the restatement of The Netherlands' activities as discontinued businesses.

(b) Restated in full year 2005 means: (i) transfer of the forex impact from adjusted earnings to net income, (ii) following clarification of IFRIC agenda committee following IASB decision, AXA reclassified TSDI instruments (perpetual subordinated debts) into shareholders' equity with impact on net income, (iii) the restatement of The Netherlands' activities as discontinued businesses.

(c) Following the capital increase related to Winterthur acquisition, the weighted average number of shares has been restated (IAS 33 §26) in 2006 and 2005 by using an adjustment factor of 1,019.

Return On Equity ("ROE")
A new calculation has been implemented since the first half
year 2007 closing, with the following principles:

- For net income ROE: Calculation is based on consolidated
financial statements, i.e. shareholders' equity including
perpetual debt ("Super Subordinated Debts" TSS /"Perpetual
Subordinated Debts" TSDI) and Other Comprehensive
Income "OCI", and net income not reflecting any interest
charges on TSS / TSDI.

- For adjusted and underlying ROE:

•  All perpetual debts (TSS / TSDI) are treated as financing debt, thus excluded from shareholders' equity.

•  Interest charges on TSS / TSDI are deducted from
earnings.

•  OCI is excluded from the average shareholders' equity.

			(in Euro million)
	Period ended, December 31, 2007	Period ended, December 31, 2006	Change in % points
ROE	13.1%	13.2%	0.0%
Net income	5,666	5,085
Average shareholders' equity	43,096	38,644
Adjusted ROE	19.7%	19.2%	0.4%
Adjusted earnings(a)	5,848	4,866
Average shareholders' equity(b)	29,744	25,294
Underlying ROE	15.7%	14.9%	0.8%
Underlying earnings(a)	4,673	3,759
Average shareholders' equity(b)	29,744	25,294

(a) Including adjustement to reflect financial charges related to perpetual debt (recorded through shareholders' equity).

(b) Excluding change in fair value on invested assets and derivatives (recorded through shareholders equity), and excluding perpetual debt (recorded through shareholders' equity).

> 2.3 ACTIVITY REPORT

Life & Savings Segment

The following tables present the consolidated gross revenues, underlying earnings, adjusted earnings and net income attributable to AXA's Life & Savings segment for the periods indicated:

LIFE & SAVINGS SEGMENT(a)				(in Euro million)
	2007	2006 Restated(c)	2006 Published	2005 Restated(d)	2005 Published
Gross written premiums	57,807	48,275	48,793	42,978	43,502
Fees and revenues from investment contracts without participating feature	740	608	608	509	509
Revenues from insurance activities	58,548	48,883	49,401	43,487	44,011
Net revenues from banking activities	-	-	-	-	-
Revenues from other activities	1,332	1,076	1,084	1,107	1,115
TOTAL REVENUES	59,879	49,959	50,485	44,595	45,126
Change in unearned premium reserves net of unearned revenues and fees	(275)	(250)	(271)	(183)	(197)
Net investment result excluding financing expenses(b)	21,857	28,198	28,656	28,315	28,946
Technical charges relating to insurance activities(b)	(69,987)	(68,236)	(69,052)	(63,710)	(64,721)
Net result of reinsurance ceded	33	(27)	(28)	(6)	(7)
Bank operating expenses	-	-	-	-	-
Insurance acquisition expenses	(3,726)	(3,065)	(3,073)	(2,798)	(2,827)
Amortization of value of purchased life business in force	(357)	(232)	(241)	(528)	(529)
Administrative expenses	(3,382)	(2,814)	(2,863)	(2,967)	(3,017)
Valuation allowances on tangible assets	1	7	7	(4)	(4)
Change in value of goodwill	-	-	-	-	-
Other	(189)	(110)	(111)	(155)	(156)
Other operating income and expenses	(77,607)	(74,477)	(75,361)	(70,169)	(71,262)
INCOME FROM OPERATING ACTIVITIES, GROSS OF TAX EXPENSE	3,855	3,430	3,509	2,558	2,613
Net income from investments in affiliates and associates	22	12	12	10	10
Financing expenses	(69)	(76)	(76)	(119)	(119)
OPERATING INCOME GROSS OF TAX EXPENSE	3,808	3,366	3,445	2,449	2,504
Income tax expenses	(924)	(903)	(928)	(413)	(424)
Minority interests in income or loss	(213)	(193)	(193)	(149)	(149)
UNDERLYING EARNINGS	2,670	2,270	2,325	1,887	1,931
Net realized capital gains or losses attributable to shareholders	567	575	597	437	432
ADJUSTED EARNINGS	3,238	2,845	2,921	2,323	2,362
Profit or loss on financial assets (under fair value option) & derivatives	(237)	48	49	18	50
Exceptional operations (including discontinued operations)	(1)	74	(3)	71	-
Goodwill and other related intangible impacts	(39)	(10)	(10)	(8)	(8)
Integration costs	(63)	-	-	-	-
NET INCOME	2,899	2,957	2,957	2,404	2,404

(a) Before intercompany transactions.

(b) For the periods ended December 31, 2007, December 31, 2006, and December 31, 2005, the change in fair value of assets backing contracts with financial risk borne by policyholders impacted the net investment result for respectively €7,468 million, €15,158 million and €13,589 million, and benefits and claims by the offsetting amounts respectively.

(c) Restated in full year 2006 means the restatement of The Netherlands' activities as discontinued businesses.

(d) Restated in full year 2005 means: (i) transfer of the forex impact from adjusted earnings to net income, (ii) in line with new accounting FRS27, the reclassification in the United Kingdom of some With-Profit technical reserves to allow for all future terminal bonuses payable to With-Profit policyholders within the allocated policyholder reserves, previously held in the unallocated policyholder bonus reserve, without any impact on earnings, and (iii)the restatement of The Netherlands' activities as discontinued businesses.

CONSOLIDATED GROSS REVENUES			(in Euro million)
	2007	2006 Restated (a)	2006 Published	2005 Restated (a)	2005 Published
France	15,052	14,802	14,802	13,237	13,237
United States	16,244	15,390	15,390	13,940	13,940
United Kingdom	4,628	4,292	4,292	2,395	2,395
Japan	5,116	5,027	5,027	4,735	4,735
Germany	6,201	3,681	3,681	3,585	3,585
Switzerland	4,133	141	141	116	116
Belgium	3,075	2,512	2,512	2,734	2,734
Mediterranean Region(b)	1,924	1,476	1,476	1,562	1,562
Other countries	3,507	2,637	3,164	2,290	2,822
TOTAL	59,879	49,959	50,485	44,595	45,126
Intercompany transactions	(35)	(7)	(7)	(10)	(10)
Contribution to consolidated gross revenues	59,845	49,952	50,479	44,585	45,116

(a) Restated means the restatement of The Netherlands' activities as discontinued businesses.

(b) Mediterranean Region includes Italy, Spain, Portugal, Greece, Turkey and Morocco.

UNDERLYING, ADJUSTED EARNINGS AND NET INCOME				(in Euro million)
	2007	2006 Restated(a)	2006 Published	2005 Restated(b)	2005 Published
France	531	462	462	387	387
United States	883	1,000	1,000	866	866
United Kingdom	255	155	155	85	85
Japan	254	256	256	266	266
Germany	182	69	69	30	30
Switzerland	165	3	3	2	2
Belgium	90	65	65	56	56
Mediterranean Region(c)	73	57	57	50	50
Other countries	237	203	258	146	190
UNDERLYING EARNINGS	2,670	2,270	2,325	1,887	1,931
Net realized capital gains or losses attributable to shareholders	567	575	597	437	432
ADJUSTED EARNINGS	3,238	2,845	2,921	2,323	2,362
Profit or loss on financial assets (under fair value option) & derivatives	(237)	48	49	18	50
Exceptional operations (including discontinued operations)	(1)	74	(3)	71	-
Goodwill and related intangible impacts	(39)	(10)	(10)	(8)	(8)
Integration costs	(63)	-	-	-	-
NET INCOME	2,899	2,957	2,957	2,404	2,404

(a) Restated in full year 2006 means the restatement of The Netherlands' activities as discontinued businesses.

(b) Restated in full year 2005 means: (i) transfer of the forex impact from adjusted earnings to net income, and (ii) the restatement of The Netherlands' activities as discontinued businesses.

(c) Mediterranean Region includes Italy, Spain, Portugal, Greece, Turkey and Morocco.

LIFE & SAVINGS OPERATIONS - FRANCE

			(in Euro million)
	2007	2006 Published	2005 Restated(a)	2005 Published
Gross revenues	15,052	14,802	13,237	13,237
APE (group share)	1,360	1,231	1,075	1,075
Investment margin	937	890	938	938
Fees & revenues	1,463	1,345	1,196	1,196
Net technical margin	265	88	70	70
Expenses	(1,911)	(1,680)	(1,590)	(1,590)
Amortization of VBI	(43)	(68)	(48)	(48)
Underlying operating earnings before tax	711	575	565	565
Income tax expenses / benefits	(178)	(111)	(176)	(176)
Minority interests	(2)	(2)	(3)	(3)
Underlying earnings group share	531	462	387	387
Net capital gains or losses attributable to shareholders net of income tax	269	204	191	154
Adjusted earnings group share	800	666	578	540
Profit or loss on financial assets (under fair value option) & derivatives	(91)	110	52	90
Exceptional operations (including discontinued operations)	-	-	-	-
Goodwill and other related intangibles impacts	-	-	-	-
Integration costs	-	-	-
Net income group share	709	776	630	630

(a) Restated means : transfer of the forex impact from adjusted earnings to net income.

Gross revenues increased by €250 million (+2%) to
€15,052 million with positive contribution of both Individual and Group businesses.

APE increased by €129 million to €1,360 million or 3% on a
comparable basis driven by both Individual lines and Group
business despite a contracting insurance market. In Individual lines, the Accumulator-type product "Capital Resources"
launched in March 2007 recorded €23 million of APE. Group
business growth was largely driven by Life & Health while Group retirement remained stable following a strong 2006 performance.
Unit-linked share in total APE was stable at 25%.

Investment margin increased by €48 million (+5%) to
€937 million broadly in line with the increase in asset base.

Fees & revenues were up €118 million (+9%) to €1,463 million mainly resulting from higher revenues on unit-linked account balance (€+61 million) and higher sales of Life & Health
products (€+43 million).

Net technical margin rose by €177 million to €265 million due to (i) €97 million charges reclassified from technical margin to commission expenses in the context of the renewal of some group Life contracts, (ii) the positive impact resulting from higher discount rates used for Life and Health Group Annuity reserves (€+23 million), and (iii) the non recurrence of 2006 negative additional annuity reserves in Savings following change in regulatory mortality tables (€+21 million) and additional reserves in individual disability business (€+24 million).

Expenses increased by €230 million to €-1,911 million due to
(i) the €97 million impact of charges that were reclassified from technical items to commissions in the context of the
renewal of some Group Life contracts, (ii) higher commissions

(€+49 million to €-799 million) resulting from a volume effect,
(iii) a €52 million increased general expenses mainly due to IT
Costs and building lease, and (iv) higher amortization net of capitalization of deferred acquisition costs (€+32 million).

Amortization of VBI decreased by €25 million (-37%) to
€-43 million mainly due to a 2006 exceptional impact of UAP
portfolio segment amortization (acquired in 1999).

Underlying cost income ratio improved by 2.0 points to
73.3%.

Income tax expenses increased by €67 million to €-178 million reflecting the increase of taxable income and an exceptionally low tax rate (€+15 million) in 2006.

As a consequence, underlying earnings increased by
€69 million (+15%) to €531 million.

Adjusted earnings increased by €134 million (+20%)
to €800 million, resulting from the improvement in the
underlying earnings (€69 million) and a €65 million higher
increase in net realized gains to €269 million, mainly driven by important gains on real estate disposals.

Net income decreased by €67 million (-9%) to €709 million
mainly due to the adjusted earnings evolution and a €-201 million lower contribution of assets under fair value option and
derivatives (mainly due to (i) €-91 million on real estate funds designated at market value (lower market reevaluation coupled with a €-51 million impact on deferred tax liabilities linked to an increased taxation of such real estate investments), as well as (ii)
to the negative change in fair value in 2007 of some eguities and some mutual funds exposed to credit and asset backed securities
(versus positive change in fair value of such assets in 2006)).

LIFE & SAVINGS OPERATIONS - UNITED STATES

		(in Euro million)
	2007	2006	2005
Gross revenues	16,244	15,390	13,940
APE (group share)	2,099	1,922	1,700
Investment margin	704	858	807
Fees & revenues	1,792	1,632	1,404
Net technical margin	466	634	632
Expenses	(1,647)	(1,725)	(1,572)
Amortization of VBI	(69)	(65)	(51)
Underlying operating earnings before tax	1,247	1,333	1,220
Income tax expenses / benefits	(363)	(334)	(354)
Minority interests	-	-	(0)
Underlying earnings group share	883	1,000	866
Net capital gains or losses attributable to shareholders net of income tax	(32)	30	5
Adjusted earnings group share	851	1,029	871
Profit or loss on financial assets (under fair value option) & derivatives	40	-	9
Exceptional operations (including discontinued operations)	(7)	-	-
Goodwill and other related intangibles impacts	(21)	(10)	(8)
Integration costs	-	-	-
Net income group share	863	1,020	872
Average exchange rate: 1.00 € = $	1.3699	1.2563	1.2453

Gross revenues increased by €854 million (+6%) to
€16,244 million on a reported basis. On a comparable basis,
gross revenues increased by €2,323 million (+15%).

-   Variable Annuity premiums increased by 19%. First year
Variable Annuity premiums increased by 22%, with
Wholesale channel Variable Annuity sales up 27%.

-  Life premiums increased by 7%, including a 34% increase
in first year Life premiums driven by strong Wholesale
channel growth due to strong Fixed Universal Life sales.

-   Other revenues (mainly from mutual funds) were up 18%
due primarily to higher Asset Management fees.

APE increased by €177 million (+9%) to €2,099 million on a
reported basis, or +19% on a comparable basis due to strong
growth in sales of Variable Annuities (up 20%) as well as in
Life products. Variable Annuities growth was primarily driven by the continued expansion in the third party distribution
networks, especially independent financial advisory firms.
The addition of product features also contributed to the
increase in sales. Universal Life product range was enhanced by the launch of an updated product for 2007 (Athena).

Investment margin decreased by €154 million to
€704 million. On a constant exchange rate basis, investment
margin decreased by €90 million (-11%). Investment income
decreased by €68 million reflecting lower General Account
asset levels and lower prepayments from mortgages and
fixed maturity refinancing, partially offset by higher income from Alternative Investments. Interest and bonus credited
increased by €23 million as lower account asset levels were
more than offset by the non recurrence of a 2006 reserve
release on discontinued operations as well as higher interest credited on pre-demutualization participating annuity
business.

Fees & revenues increased by €160 million to €1,792 million.
On a constant exchange rate basis, fees & revenues increased by €322 million (+20%), mainly due to higher fees earned on
separate account business resulting from positive net cash
flows, the impact of the market appreciation on separate
account balances and higher fee structure.

Net technical margin decreased by €168 million to
€466 million. On a constant exchange rate basis, net technical margin decreased by €126 million (-20%) primarily due to
lower GMDB/IB margins mainly due to residual interest rate
risk and higher volatility, as well as €37 million higher Fixed
Life's no lapse guarantee reserves resulting from increased
sales of Universal Life to older clients.

Expenses (including commissions and DAC) decreased by
€78 million to €-1,647 million. On a constant exchange
rate basis, expenses increased by €71 million (+4%) due
to:

-  Expenses, net of capitalization (including commissions),
increased by €31 million on a constant exchange rate basis
principally due to higher commissions and a 3% increase
in general expenses partially offset by increased DAC
capitalization.

-  DAC amortization increased by €40 million on a constant
exchange rate basis reflecting lower DAC unlockings in
2007 and higher revenues from separate account fees.

VBI amortization increased by €3 million to €-69 million. On a constant exchange rate basis, VBI amortization increased
by €9 million (+14%).

Underlying cost income ratio increased to 57.9% versus
57.3% in 2006, notably due to a lower technical margin.

Income tax expense increased by €30 million to €-363 million.
On a constant exchange rate basis, income tax expense
increased by €63 million (+19%) principally due to the non
recurrence of a €92 million favorable tax settlement in 2006, partially offset by a €36 million release of tax reserves in
2007.

Underlying earnings decreased by €116 million to
€883 million. On a constant exchange rate basis, underlying
earnings decreased by €37 million (-4%).

Adjusted earnings decreased by €179 million to €851 million.
On a constant exchange rate basis, adjusted earnings
decreased by €102 million (-10%), primarily due to lower

underlying earnings, impairment charges on fixed maturities
(€82 million gross of which €31 million on Northern Rock)
and lower capital gains net of DAC/VBI reactivity.

Net income decreased by €157 million to €863 million. On
a constant exchange rate basis, net income decreased by
€79 million (-8%), primarily due to the decrease in adjusted earnings, a €13 million impairment of intangibles related
to the wind down of USFL and €8 million in restructuring
charges associated with the transfer of the Enterprise
retail mutual funds to Goldman Sachs, partially offset by a
€44 million increase in the mark to market impact mainly
on derivatives not eligible to hedge accounting due to lower interest rates in the U.S.

LIFE & SAVINGS OPERATIONS - UNITED KINGDOM

			(in Euro million)
	2007	2006 Published	2005 Restated (a)	2005 Published
Gross revenues	4,628	4,292	2,395	2,395
APE (group share)	1,588	1,134	817	817
Investment margin	258	198	181	181
Fees & revenues	889	591	457	457
Net technical margin	90	160	94	94
Expenses	(967)	(645)	(657)	(657)
Amortization of VBI	(46)	(7)	(22)	(22)
Underlying operating earnings before tax	224	297	54	54
Income tax expenses / benefits	31	(142)	31	31
Minority interests	-	-	-	-
Underlying earnings group share	255	155	85	85
Net capital gains or losses attributable to shareholders net of income tax	(26)	10	7	14
Adjusted earnings group share	229	165	92	98
Profit or loss on financial assets (under fair value option) & derivatives	21	(27)	(48)	(54)
Exceptional operations (including discontinued operations)	-	-	-	-
Goodwill and other related intangibles impacts	(11)	-	-	-
Integration costs	(23)	-	-	-
Net income group share	216	138	44	44
Average exchange rate: 1.00 € = £	0.6845	0.6817	0.6840	0.6840

(a) Restated means: transfer of the forex impact from adjusted earnings to net income.

Gross revenues increased by €336 million (+8%) to
€4,628 million on a reported basis, of which €73 million was due to the inclusion of Thinc Group (formerly Thinc Destini, a financial intermediary business). On a comparable basis,
including Winterthur in both periods and excluding Thinc
Group in 2007, gross revenues increased by €26 million
(+1%):

-   Investment & Savings (80% of gross revenues) were down
2% largely due to lower volumes of Onshore Bond business
and Offshore cash sales.

-   Life Insurance Premiums (20% of gross revenues)
increased by 13% due to increased volumes of Creditor
Insurance single premiums and higher AXA Protection
Account and direct business volumes.

APE increased by €454 million (+40%) to €1,588 million
on a reported basis or +6% on a comparable basis. Wealth
management was up 7% due to (i) individual pension
business (up 14%) reflecting the strength of the combined
AXA/Winterthur Individual pension offering as well as (ii)
strong performance in the Offshore Estate Planning Bond
(up 68%), partly offset by (iii) a drop in Offshore Bonds cash sales (-36%) resulting from a change in the tax environment
of these products in 1Q07. Protection business was up 27%
driven by new deals and improved propositions to IFAs as
well as effective direct marketing campaigns. Group pension
was up 2%.

Investment margin increased by €59 million on a reported
basis to €258 million. Excluding Winterthur and on a constant exchange rate basis, investment margin increased by €46 million
(+23%) largely driven by Shareholders' participation in higher

With-Profit bonuses (annual and Terminal bonuses) as a result of high levels of With-Profit surrenders in 2007.
Winterthur contribution amounted to €15 million.

Fees & revenues increased by €297 million on a reported
basis. Excluding Winterthur and on a constant exchange rate
basis, fees & revenues increased by €222 million (+38%)
driven by:

-   the Thinc Group fees & revenues of €73 million;

-   an increase of €82 million in Loadings on account balances, largely due to positive net new money into unit-linked
funds;

-   a decrease of €13 million in Loadings on premiums reflecting lower initial margins on unit-linked new business;

-   an increase of €91 million in deferred loadings amortization related to previously deferred income on short term
offshore cash deals business largely written in Q4 2006
and Q1 2007, which is offset in the expense margin by the
amortization of previously deferred commissions.
Winterthur contribution amounted to €78 million.

Net technical margin decreased by €69 million to €90 million on a reported basis. Excluding Winterthur and on constant
exchange rate basis, net technical margin decreased by
€71 million (-45%) as 2006 included favorable non recurring
items (€88 million which notably included the reduction of
possible endowment misselling provision and favorable
movements in Unit-linked reserves following the finalization of compensation amounts to policyholders), partly offset by
various reserves releases (€+29 million) including a further
2007 release of possible endowment misselling provision.
Winterthur contribution amounted to €2 million.

Expenses net of policyholder allocation[1] increased by
€322 million to €-967 million on a reported basis. Excluding
Winterthur and on a constant exchange rate basis, expenses
increased by €241 million (+37%) as a result of (i) the inclusion of the Thinc Group expenses (€92 million), (ii) amortization of €91 million of previously deferred expenses on short term offshore cash deals largely written in Q4 2006 and Q1 2007,
(iii) higher administrative expenses (€54 million) including costs of direct marketing campaigns and the development
of a new Wrap platform and (iv) higher commissions net of
DAC/DOC capitalization (€12 million) reflecting growth in
new business.
Winterthur contribution amounted to €-85 million.

VBI amortization increased by €39 million to €-46 million
on a reported basis. Excluding Winterthur and on a constant
exchange rate basis, VBI amortization increased by
€38 million mainly as a result of higher lapses on Pension
business.
Winterthur contribution amounted to €-2 million.

The underlying cost income ratio increased from 68.7% to
81.9%. Excluding Winterthur, underlying cost income ratio
increased by 12.5 points from 68.7% to 81.2% primarily due to the 2006 net technical margin positive one offs (7 points), the inclusion of Thinc Group (2 points), and the impact of the Wrap platform proposition (1.6 point).

Income tax expenses decreased by €173 million to a benefit
of €31 million on a reported basis. Excluding Winterthur and on a constant exchange rate basis, the reduction of €159 million was due primarily to a 2007 one off gain of €29 million due to a reduction in the rate of U.K. Corporation Tax applied to deferred tax balances, and the non recurring 2006 net negative impact of €107 million due to the reassessment of the likelihood of a future distribution from the attributed Inherited Estate.
Winterthur contribution amounted to €14 million.

Underlying earnings increased by€99 million to €255 million
on a reported basis. Excluding Winterthur and on a constant
exchange rate basis, underlying earnings improved by
€78 million (+50%).
Winterthur contribution amounted to €23 million.

Adjusted earnings increased by €64 million to €229 million
on a reported basis. Excluding Winterthur and on a constant
exchange rate basis, adjusted earnings increased by
€42 million (+26%) reflecting the increase in underlying
earnings reduced by impairments (€10 million) mainly
attributable to Northern Rock depreciation (€9 million)
and net realized losses on corporate bonds (€19 million) in
2007.
Winterthur contribution amounted to €23 million.

Net income increased by €78 million to €216 million on
a reported basis. Excluding Winterthur and on a constant
exchange rate basis, net income increased by €61 million
(+44%) including a €+51 million favorable impact due to
the decrease in undiscounted tax adjustment on unrealized
gains attributable to policyholders in Unit-linked Life funds[2]offset by €22 million of costs in respect of the integration of
Winterthur and Thinc Group, and €7 million of Thinc Group
customer intangible amortization.
Winterthur contribution amounted to €18 million.

(1) Part of these expenses are located in the With-Profit funds and therefore are borne by policyholders.

(2) The deferred policyholder tax on unrealized gains is undiscounted when provided on Life unit linked assets and discounted when provided on unit linked liabilities. The IFRS restatement between discounted deferred tax provision and undiscounted amount flows through net income.

LIFE & SAVINGS OPERATIONS - JAPAN

		(in Euro million)
	2007	2006	2005
Gross revenues	5,116	5,027	4,735
APE (group share)	567	651	589
Investment margin	3	-	-
Fees & revenues	992	931	889
Net technical margin	135	130	175
Expenses	(641)	(604)	(635)
Amortization of VBI	(76)	(31)	(351)
Underlying operating earnings before tax	413	426	78
Income tax expenses / benefits	(154)	(164)	195
Minority interests	(5)	(6)	(7)
Underlying earnings group share	254	256	266
Net capital gains or losses attributable to shareholders net of income tax	65	38	120
Adjusted earnings group share	319	293	385
Profit or loss on financial assets (under fair value option) & derivatives	(96)	(37)	6
Exceptional operations (including discontinued operations)	-	-	-
Goodwill and other related intangibles impacts	-	-	-
Integration costs	(4)	-	-
Net income group share	219	256	392
Average exchange rate: 1.00 € = Yen	158.255	142.949	136.286

Gross revenues increased by 2% to €5,116 million on a
reported basis. On a comparable basis, and excluding group
pension transfers (€51 million versus €299 million last year), revenues increased by €254 million (+5%) to €5,070 million,
driven by:

-  Life (42% of gross revenues): Revenues decreased by 4%
(€-88 million) to €2,140 million driven by lower Endowment,
Whole Life, Group Life and LTPA regular premiums
(€-120 million), partially offset by higher Increasing Term
revenue (€+35 million) reflecting the inforce block growth
following strong sales until its discontinuation in March
2007.

-  Health (26% of gross revenues): Revenues increased
by 18% (€+215 million) to €1,299 million due to higher
conversions following a one time 1Q07 program which
upgraded selected old Medical Whole Life policies to
more recent product generations (€+78 million), and the
move from lower margin Term products to more profitable
medical products (€+68 million). Winterthur's revenues
increased by €68 million mainly driven by Cancer sales.

-  Investment & Savings (32% of gross revenues excluding
group pension transfers): Revenues increased by 8%
(€+127 million) to €1,631 million with higher revenues from
the launch of the Accumulator type products (€+540 million)
and strong sales of other variable annuity products
(€+55 million) being partially offset by (i) €-316 million
lower SPA revenues (US dollar-denominated variable
annuity product) following strong "post-launch" salaried
salesforce sales in Q1-2006 and (ii) lower regular premium
individual fixed annuities (€-132 million), this product being no longer actively promoted as part of Bancassurance's
transition to higher margin variable annuity products.

APE declined by 13% to €567 million on a reported basis. On
a comparable basis, APE decreased by 17% (€-134 million)

mainly driven by individual business which decreased by 18%
(€-123 million), notably:

-  Life: APE decreased by 47% (€-213 million) to €220 million mainly due to (i) €-182 million lower Increasing Term &
LTPA sales following the announcement of tax regulation
changes in March 2007 and April 2006 respectively, (ii)
€-50 million Term Rider sales following the strategy to
rebalance the non-proprietary portfolio to more profitable
medical products, (iii) €-17 million lower Whole Life and
Endowment sales (products not actively sold), partially
offset by (iv) €+36 million higher LTTP sales and the newly
launched universal Life product.

-  Health: APE increased by 39% (€+76 million) to
€245 million driven by €+48 million higher sales of
Cancer product and €+27 million reflecting the successful
implementation of the strategy to rebalance the portfolio
towards more profitable medical products.

-   Investments & Savings: APE increased by 15% (€+13 million)
to €91 million due mainly to the €+52 million contribution
of Accumulator-type products and €+7 million other
variable annuity sales, partially offset by €-34 million
lower SPA sales and €-12 million lower Fixed Annuity
sales.

Unit-linked share in total APE was 21%.

Investment margin increased by €3 million on a reported
basis to €3 million. Excluding the contribution of Winterthur and on a constant exchange rate basis, investment margin
remained constant at €0 million, with higher investment
income (€+77 million) driven by higher income from fixed
maturities and stronger returns from alternative investments being fully allocated to policyholders' credited interests
(€-77 million).
Winterthur contribution amounted to €3 million.

Fees & revenues increased by €61 million (+7%) on a
reported basis to €992 million. Excluding the contribution
of Winterthur and on a constant exchange rate basis, fees
& revenues were up €66 million (+7%) mainly driven by
loadings on higher medical premiums.
Winterthur contribution amounted to €91 million.

Net technical margin increased by €5 million (+4%) on a
reported basis to €135 million. Excluding the contribution
of Winterthur and on a constant exchange rate basis, net
technical margin decreased by €2 million (-2%):

-  Mortality margin increased by €41 million to €121 million mainly due to the change in assumptions on the annuity portfolio
(€-14 million in 2006 compared to €+31 million in 2007).

-  Surrender margin decreased by €44 million to €-6 million
predominantly due to the combined impacts of the 1Q07
medical whole Life conversion program (€-20 million) and
normalized Safety-Plus surrenders from high 2006 levels
(€-22 million).

Winterthur contribution amounted to €20 million.

Expenses increased by €37 million (+6%) on a reported basis
to €-641 million. Excluding the contribution of Winterthur
and on a constant exchange rate basis, expenses increased
by €57 million (+9%) driven mainly by:

-  €26 million (+7%) higher commissions as a result of
variable annuity and medical sales growth combined with
the business mix shift towards more profitable and higher
commission-paying medical products.

-  €22 million (+6%) higher non-commission expenses
following increases in advertising spend, outsourcing
expenses and payroll costs (including increased overtime
& temp staff resulting from industry claim checking).

-  €8 million higher net DAC expenses.
Winterthur contribution amounted to €-44 million.

VBI amortization increased by €46 million on a reported
basis to €-76 million. Excluding the contribution of Winterthur and on a constant exchange rate basis, VBI amortization
increased by €15 million (+50%) driven by the combination
of the one time 1Q07 old Medical Whole Life policies upgrade program (€9 million), higher Term & Whole Life surrenders
and, to a lesser extent, differences between the positive
impact of actuarial assumption changes (€33 million in 2007
versus €36 million in 2006).
Winterthur contribution amounted to €-35 million.

The Underlying cost income ratio increased from 59.9%
to 63.4% on a reported basis. Excluding the contribution
of Winterthur, the underlying cost income ratio increased
from 59.9% to 62.9% as higher fees & revenues were more
than offset by higher expenses, lower technical margin, and
higher VBI amortization.

Income tax expenses declined by €10 million on a reported
basis to €-154 million. Excluding the contribution of
Winterthur and on a constant exchange rate basis, income
tax expenses declined by €9 million (-5%) following a decline in taxable income.
Winterthur contribution amounted to €-14 million reflecting
taxable income of €36 million.

Underlying earnings declined slightly by €2 million (-1%) on a reported basis to €254 million. Excluding the contribution of
Winterthur and on a constant exchange rate basis, underlying earnings remained flat.
Winterthur contribution amounted to €22 million.

Adjusted earnings increased by €25 million (+9%) on a
reported basis to €319 million. Excluding the contribution of
Winterthur and on a constant exchange rate basis, adjusted
earnings increased by €36 million or 12% mainly driven by
(i) higher net capital gains (€+18 million) mainly on Euro
governments bonds following the asset portfolio rebalancing
towards Japanese bonds and (ii) lower credited interests
funded with capital gains (€+37 million), partially offset by
(iii) the related tax & DAC/VBI reactivity (€-21 million).
Winterthur contribution amounted to €21 million.

Net income declined by €38 million (-15%) on a reported
basis to €219 million. Excluding the contribution of
Winterthur and on a constant exchange rate basis, net
income declined by €35 million (-13%) as the €+36 million
higher adjusted earnings were more than offset by
losses arising from derivatives notably following the
adverse yen to Euro/US dollar exchange rate movement
(€-38 million) and the change of fair value of assets
designated at fair value through P&L mostly invested in fixed income (€-32 million).
Winterthur contribution amounted to €18 million including
€-2 million integration costs.

LIFE & SAVINGS OPERATIONS - GERMANY

		(in Euro million)
	2007	2006	2005
Gross revenues	6,201	3,681	3,585
APE (group share)	457	287	270
Investment margin	139	96	66
Fees & revenues	229	127	88
Net technical margin	112	50	44
Expenses	(136)	(92)	(82)
Amortization of VBI	(23)	(9)	(11)
Underlying operating earnings before tax	321	171	105
Income tax expenses / benefits	(134)	(99)	(72)
Minority interests	(4)	(3)	(3)
Underlying earnings group share	182	69	30
Net capital gains or losses attributable to shareholders net of income tax	(1)	6	2
Adjusted earnings group share	182	75	32
Profit or loss on financial assets (under fair value option) & derivatives	3	6	4
Exceptional operations (including discontinued operations)	-	-	-
Goodwill and other related intangibles impacts	-	-	-
Integration costs	(6)	-	-
Net income group share	179	81	36

Gross revenues increased by €2,520 million (+68%) to
€6,201 million on a reported basis. On a comparable basis,
revenues decreased by €51 million (-1%) mainly due to
lower traditional endowment business and lower Group
business resulting from reduced share in medical councils
as well as high single premium business in 2006. The
decline was partly offset by Investment & Savings both unit-
linked (especially "Twinstar" products) and non unit-linked
premiums ("WinCash" product) as well as continuous growth
in Health.

APE increased by €170 million on a reported basis to
€457 million. On a comparable basis, APE was stable as the
strong growth in Investment & Savings (+12%), with notably
the "TwinStar" Accumulator-type product (€84 million)
was offset by (i) the non recurrence of 2006 large cases
in Life Group business as well as (ii) the negative impact
of traditional Riester products (notably in Winterthur's
portfolio) which had benefited last year from strong inflows as a result of a 2006 fiscal incentive. Unit-linked share in total APE was 38%.

Investment margin increased by €43 million to €139 million.
Excluding Winterthur, investment margin increased by
€17 million (+18%) mainly driven by higher investment income due to equity dividends and fixed income yields (increases in duration and spread) as well as higher asset base mainly due to portfolio growth in Health, supported by lower policyholder participation rate.
Winterthur contribution amounted to €26 million.

Fees & revenues increased strongly by €102 million
to €229 million. Excluding Winterthur, fees & revenues
increased by €31 million (+24%), driven by the growth in
Health business and lower policyholder participation in Life and Health.
Winterthur contribution amounted to €71 million.

Net technical margin increased by €62 million to
€112 million. Excluding Winterthur, net technical margin
was up €26 million (+53%) due to improved technical result
combined with lower policyholder participation in Life and
Health.
Winterthur contribution amounted to €36 million.

Expenses increased by €44 million to €-136 million.
Excluding Winterthur, expenses increased by €18 million
(+19%) mainly due to higher DAC amortization as well as
lower policyholders' participation rates on expenses.
Winterthur contribution amounted to €-26 million.

VBI amortization increased by €14 million to €-23 million.
Excluding Winterthur, VBI amortization increased by
€3 million (+34%).
Winterthur contribution amounted to €-11 million.

Underlying cost income ratio amounted to 33.1%. Excluding
Winterthur, the ratio improved to 35.2% from 37.2% due to
higher gross margin.

Income tax expenses increased by €35 million to €-134 million.
Excluding Winterthur, income tax expenses increased by
€3 million (+3%) as a €28 million favourable impact of the
new income tax rate (32% versus 40%, applicable on current
income from 2008) on deferred tax liabilities partly offset the higher taxable income.
Winterthur contribution amounted to €-31 million, benefiting from an additional €28 million positive impact of the new
income tax rate on the deferred tax liabilities.

Underlying earnings increased by €113 million to €182 million.
Excluding Winterthur, underlying earnings increased by
€50 million (+73%).
Winterthur contribution amounted to €63 million.

Adjusted earnings increased by €106 million to €182 million.
Excluding Winterthur, adjusted earnings increased by
€58 million (+77%) including €7 million higher net capital
gains (mainly on equities).
Winterthur contributed €48 million.

Net income increased by €97 million to €179 million.
Excluding Winterthur, net income increased by €47 million
(+58%) including integration costs (€-3 million) and the
change in fair value on financial assets and derivatives under fair value option (€-7 million).
Winterthur contribution amounted to €50 million including
integration costs (€-2 million).

LIFE & SAVINGS OPERATIONS - SWITZERLAND

		(in Euro million)
	2007	2006	2005
Gross revenues	4,133	141	116
APE (group share)(a)	222	-	-
Investment margin	61	3	2
Fees & revenues	212	11	10
Net technical margin	137	2	3
Expenses	(167)	(13)	(12)
Amortization of VBI	(29)	-	-
Underlying operating earnings before tax	214	3	3
Income tax expenses / benefits	(49)	-	-
Minority interests	-	-	-
Underlying earnings group share	165	3	2
Net capital gains and losses attributable to shareholders net of income tax	(15)	4	2
Adjusted earnings group share	149	7	4
Profit or loss on financial assets (under fair value option) & derivatives	(10)	-	-
Exceptional operations (including discontinued operations)	7	-	-
Goodwill and other related intangibles impacts	(5)	-	-
Integration costs	(7)	-	-
Net income group share	135	7	4

(a) AXA Switzerland was not in the scope of APE in 2006, nor in 2005. Starting 2007, and as a result of Winterthur acquisition AXA Switzerland is in the scope of APE.

Gross revenues reached €4,133 million. On a comparable
basis, gross revenues decreased by €40 million (-1%):

-   Group Life decreased by €37 million (-1%) to €3,423 million as 2006 recorded a non-recurring high level of premiums
related to the transfer of vested benefits on new contracts.

-   Individual Life increased by €22 million (+3%) to €693 million, due to strong growth in unit-linked business of €74 million
(+190%) to €108 million whereas traditional business
decreased by €52 million (-8%) to €585 million.

APE increased by €4 million (+2%) on a comparable basis to
€222 million with Individual Life & Savings up 16% reflecting the continuous increase in sales of new Unit-Linked products
(+148%) which were launched in October 2006 (WinLife
Variant) and May 2007 (AXA Comfort), partly offset by Group
Life down 3%. Unit-linked share of total APE increased to
8%.

2006 and 2005 numbers are related to AXA Switzerland
before the Winterthur acquisition. As this acquisition
increased dramatically the size of AXA in Switzerland,
the following comments focus only on overall Switzerland
numbers in 2007, without comparison to 2006.

Investment margin amounted to €61 million of which
€55 million in Group Life favoured by increasing yields on
bonds as well as equity dividends, partly offset by policyholders bonus distributed under the Swiss legal quote rule.

Fees & revenues (mainly loadings on premiums) amounted
to €212 million, including €100 million in Group Life and
€112 million in Individual Life (of which €11 million on Unit-
Linked products).

Net technical margin reached €137 million, showing a strong
contribution of mortality and disability technical result.
Individual Life technical margin amounted to €81 million
and Group Life technical margin amounted to €57 million
net of policyholder bonus distributed under the Swiss legal
quote rule.

Expenses amounted to €-167 million, of which €-107 million
in Group Life (mainly non-commissions expenses reflecting the predominance of direct distribution). Other expenses (mainly related to Individual Life) amounted to €-60 million.

As a result and taking into account a VBI amortization of
€-29 million (of which €-12 million in Group Life and
€-17 million in Individual Life), Underlying cost income ratio was 47.8%.

Underlying earnings reached €165 million, taking into
account Income tax expenses of €-49 million.

Adjusted earnings reached €149 million as the underlying
earnings contribution was partly offset by €-15 million net
capital losses on equities and bond securities.

Net income amounted to €135 million including adjusted
earnings of €149 million and realized gains resulting from the sale of Winplan (€+7 million), offset by a change in fair value of assets under fair value option and derivatives (€-10 million), amortization of Winterthur customer intangible (€-5 million), and Winterthur integration costs (€-7 million).

LIFE & SAVINGS OPERATIONS - BELGIUM

		(in Euro million)
	2007	2006	2005
Gross revenues	3,075	2,512	2,734
APE (group share)	340	300	336
Investment margin	143	86	74
Fees & revenues	162	146	143
Net technical margin	57	56	49
Expenses	(252)	(194)	(183)
Amortization of VBI	(3)	(7)	(2)
Underlying operating earnings before tax	107	87	81
Income tax expenses / benefits	(17)	(22)	(25)
Minority interests	-	-	-
Underlying earnings group share	90	65	56
Net capital gains or losses attributable to shareholders net of income tax	206	255	85
Adjusted earnings group share	297	320	141
Profit or loss on financial assets (under fair value option) & derivatives	(93)	(10)	(11)
Exceptional operations (including discontinued operations)	-	-	-
Goodwill and other related intangibles impacts	-	-	-
Integration costs	(13)	-	-
Net income group share	191	310	131

Gross revenues increased by €563 million (+22%) to
€3,075 million on a reported basis. On a comparable basis,
gross revenues increased by €315 million (+11%) due to
the increase in both Individual Life (+9%) and Group Life
(+22%).

-   Individual Life and Savings revenues increased by 9%
to €2,453 million driven by the growth of unit-linked
products (+48% to €432 million) with the reclassification
of AXA Life Invest products from investment to insurance
products and the launch of TwinStar in September 2007,
and non unit-linked products (mainly Crest 40) by 5% to
€1,707 million. Traditional Life products decreased by 4%
to €313 million.

-   Group Life and Savings revenues increased by 22% to
€619 million due to exceptional 2007 high production
(including a €63 million single premium contract).

APE increased by €40 million to €340 million on a reported
basis. On a comparable basis, APE was up 8% to €340 million
due to (i) individual life (+5% to €307 million) driven by both non unit-linked (largely Crest 40) and unit-linked products
(TwinStar launched in September 2007), and (ii) Group
business (+60% to €33 million including €6 million from a
2007 large case). Unit-linked share in total APE was 14%.

Investment margin increased by €57 million to €143 million
on a reported basis. Excluding Winterthur, investment margin increased by €43 million (+50%) mainly due to a decrease
of the credited rate driven by the increased share of lower
guaranteed rate products (Crest 30 and Crest 40) while the
average rate of return of the assets increased slightly.
Winterthur Investment margin amounted to €13 million.

Fees & revenues increased by €16 million to €162 million on
a reported basis. Excluding the contribution of Winterthur,
fees and revenues increased by €3 million (+2%).
Winterthur contribution amounted to €13 million.

Net technical margin increased by €1 million to €57 million
on a reported basis. Excluding the contribution of Winterthur, the net technical margin slightly decreased by €3 million
(-5%) mainly due to a less favorable mortality experience
in 2007.
Winterthur contribution amounted to €4 million.

Expenses increased by €58 million to €-252 million on a
reported basis. Excluding the contribution of Winterthur,
expenses increased by €32 million (+17%) mainly due to
override commissions (€+19 million or +20%), acquisition
costs (€+9 million or +17%), and administrative expenses
(€+5 million or+8%).
Winterthur contribution amounted to €-25 million.

VBI amortization decreased by €4 million to €-3 million.

Underlying cost income ratio increased from 69.8% to
70.5% on a reported basis. Excluding Winterthur contribution, underlying cost income ratio improved by 0.6 point to 69.2%
due to the strong increase of underlying investment margin.

Income tax expenses decreased by €5 million to €-17 million
on a reported basis. Excluding the contribution of Winterthur, income tax expenses decreased by €7 million (-32%) including the €26 million positive contribution resulting from the favorable court decision from insurance companies on RDT ("Revenus
Définitivement Taxés": tax exemption on 95% of dividends on
equities newly extended to insurance companies).
Winterthur contribution amounted to €-2 million.

Underlying earnings increased by €25 million to €90 million
on a reported basis. Excluding the contribution of Winterthur, underlying earnings increased by €22 million (+34%). This
increase reflected higher investment margin partly offset
by higher expenses.
Winterthur contribution amounted to €3 million.

Adjusted earnings decreased by €24 million (-7%) to
€297 million on a reported basis. Excluding the contribution of Winterthur, adjusted earnings decreased by €21 million
(-6%) due to lower net realized capital gains following a high level in 2006 (€255 million) partly offset by the increase in underlying earnings (€+22 million).
Winterthur contribution amounted to €-3 million.

Net income decreased by €120 million to €191 million on
a reported basis. Excluding the contribution of Winterthur,
net income decreased by €91 million (-29%), including
€-9 million integration costs and unfavourable change in fair value on fixed income mutual funds under fair value option
due to interest rate increase.
Winterthur contribution amounted to €-28 million including
€-4 million integration costs.

LIFE & SAVINGS OPERATIONS - MEDITERRANEAN REGION

		(in Euro million)
	2007	2006 Published	2005 Restated(a)	2005 Published
Gross revenues	1,924	1,476	1,562	1,562
APE (group share)	206	143	140	140
Investment margin	91	73	56	56
Fees & revenues	172	108	109	109
Net technical margin	52	42	45	45
Expenses	(205)	(129)	(123)	(123)
Amortization of VBI	(9)	(5)	(6)	(6)
Underlying operating earnings before tax	100	88	81	81
Income tax expenses / benefits	(21)	(24)	(25)	(25)
Minority interests	(6)	(7)	(6)	(6)
Underlying earnings group share	73	57	50	50
Net capital gains or losses attributable to shareholders net of income tax	19	7	10	10
Adjusted earnings group share	92	64	60	60
Profit or loss on financial assets (under fair value option) & derivatives	-	-	3	3
Exceptional operations (including discontinued operations)	-	-	-	-
Goodwill and other related intangibles impacts	-	-	-	-
Integration costs	(8)	-	-	-
Net income group share	84	63	63	63

(a) Restated means: transfer of the forex impact from adjusted earnings to net income.

The scope of the following analysis includes Italy (AXA alone),
Spain (Winterthur + AXA), Portugal, Greece (Alpha Insurance,
consolidated as of 01/01/2007), Turkey and Morocco. For
volume indicators the comparable basis reflects this scope,
for both 2006 and 2007. For earnings, Winterthur Spain is
excluded from the comparable basis.
MPS (Italy) P&L will be consolidated from 2008 on
(full consolidation with an opening balance sheet as of
31/12/2007).

Gross revenues increased by 30% on a reported basis to
€1,924 million. On a comparable basis (including Winterthur
in Spain and Alpha Insurance in Greece for both periods),
revenues were down 5% (€-87 million) mainly due to (i) a non recurring single premium in Spain, related to the outsourcing of pension funds, in 2006 (€-116 million), (ii) a lower amount of activity with institutional clients (€-43 million), as well as (iii) a decrease on other non unit-linked individual saving products (€-84 million) - such as Protezione Patrimonio
or Flexiplus - driven by the current market interest rate
trend, which reduced the commercial attractiveness of these
products, and due to a switch of new business towards a more profitable business. These were partially offset by the higher sales of individual unit-linked products - mainly driven by the new Accumulator product launched mid March in Spain and
early June in Italy, increasing by €+151 million.

APE increased by 44% to €206 million on a reported basis.
On a comparable basis, APE decreased by 5% as a result
of a drop in Group business (down 28%) due to the non
recurrence of a 2006 outsourcing of pension fund contract
in Winterthur. This was partly offset by the increase in
individual business (+2%) notably driven by the contribution of Accumulator product (€13 million). Unit-linked share in
total APE was 18%.

Investment margin increased by €18 million on reported
basis to €91 million. Excluding Winterthur and on a constant exchange rate basis, investment margin increased by
€3 million (+4%).
Winterthur contribution amounted to €15 million.

Fees & revenues increased by €64 million on a reported
basis to €172 million. Excluding Winterthur and on a
constant exchange rate basis, fees & revenues increased
by €38 million, or +35%. Excluding the contribution of
Alpha Insurance (€26 million), fees & revenues increased
by €13 million (+12%) due to new business mix with higher
loadings, especially index linked and unit-linked products.
Winterthur contribution amounted to €25 million.

Net technical margin rose by €10 million on a reported basis to
€52 million. Excluding Winterthur and on a constant exchange rate basis, net technical margin increased by €3 million, due to the €3 million contribution of Alpha Insurance.
Winterthur contribution amounted to €7 million.

Expenses increased by €76 million on a reported basis to
€-205 million. Excluding Winterthur and on a constant
exchange rate basis, expenses increased by €40 million
or 31%. Excluding the contribution of Alpha Insurance
(€27 million), expenses increased by €13 million (+10%) due to higher non-commission general expenses (€+6 million), mainly driven by the launch of Accumulator, and higher commissions
driven by a more profitable business mix (€+5 million).
Winterthur contribution amounted to €36 million.

VBI amortization increased by €4 million on a reported
basis to €-9 million. Excluding Winterthur and on a constant exchange rate basis, VBI amortization was down €-2 million.
Winterthur contribution amounted to €-5 million.

Underlying cost income ratio increased by 7.9 points on
a reported basis to 68.2%. Excluding Winterthur and on a
constant exchange rate basis, underlying cost income ratio
increased by 4.7 points to 64.9% of which +3.2 points impact of Alpha Insurance.

Income tax expenses decreased by €3 million on a reported
basis to €-21 million. Excluding Winterthur and on a constant exchange rate basis, income tax expenses decreased by
€3 million, despite the €5 million increase on pre-tax
earnings, following lower tax rate in the main countries.
Winterthur contribution amounted to zero.

Underlying earnings increased by €16 million (+29%) on a
reported basis to €73 million. Excluding Winterthur and on a constant exchange rate basis, underlying earnings increased
by €10 million. Excluding Alpha Insurance's contribution

(€+2 million) and the acquisition of the minority shares in
Morocco (€+4 million), underlying earnings increased by
€4 million.
Winterthur contribution amounted to €7 million.

Adjusted earnings increased by €29 million on a reported
basis to €92 million. Excluding Winterthur and on a
constant exchange rate basis, adjusted earnings increased
by €20 million (or +32%) including €10 million net capital
gains.
Winterthur contribution amounted to €8 million.

Net income increased by €21 million on a reported basis
to €84 million. Excluding Winterthur and on a constant
exchange rate basis, net income increased by €16 million
(+26%) with €-4 million integration costs.
Winterthur contribution amounted to €4 million including
€-4 million integration costs.

LIFE & SAVINGS OPERATIONS - OTHER COUNTRIES

The following tables present the operating results for the other Life & Savings operations of AXA.

CONSOLIDATED GROSS REVENUES				(in Euro million)
	2007	2006 Restated (a)	2006 Published	2005 Restated(a)	2005 Published
Australia / New Zealand	1,384	1,254	1,254	1,225	1,225
Hong Kong	1,257	1,041	1,041	832	832
The Netherlands	-	-	527	-	531
Central and Eastern Europe	423	-	-	-	-
Other countries	443	343	343	233	233
Canada	122	115	115	71	71
Luxembourg	64	48	48	38	38
South East Asia(b)	257	180	180	124	124
TOTAL	3,507	2,637	3,164	2,290	2,822
Intercompany transactions	-	-	-	(1)	(1)
Contribution to consolidated gross revenues	3,507	2,637	3,164	2,289	2,820

(a) Restated means the restatement of The Netherlands' activities as discontinued businesses.

(b) Includes Indonesia and Singapore.

UNDERLYING, ADJUSTED EARNINGS AND NET INCOME				(in Euro million)
	2007	2006 Restated (a)	2006 Published	2005 Restated (b)	2005 Published
Australia / New Zealand	99	83	83	64	64
Hong Kong	126	111	111	84	84
The Netherlands	-	-	55	-	44
Central and Eastern Europe	-	-	-	-	-
Other countries	12	9	9	(1)	(1)
Canada	2	4	4	(3)	(3)
Luxembourg	4	5	5	2	2
South East Asia(c)	6	-	-	-	-
China	(1)	-	-	-	-
UNDERLYING EARNINGS	237	203	258	146	190
Net realized capital gains or losses attributable to shareholders	83	22	43	13	40
ADJUSTED EARNINGS	319	225	301	159	230
Profit or loss on financial assets (under fair value option) & derivatives	(10)	6	7	2	3
Exceptional operations (including discontinued operations)	-	74	(3)	72	-
Goodwill and related intangibles impacts	(2)	-	-	-	-
Integration costs	(3)	-	-	-	-
NET INCOME	304	304	304	232	232

(a) Restated in full year 2006 means the restatement of The Netherlands' activities as discontinued businesses.

(b) Restated in full year 2005 means: (i) transfer of the forex impact from adjusted earnings to net income, and (ii) the restatement of The Netherlands' activities as discontinued businesses.

(c) Includes Indonesia, Thailand, Philippines and Singapore.

Australia and New Zealand[1]

Mutual fund retail net sales increased by €750 million
(+38% on a comparable basis) to €2,609 million. This is
a key area of growth in Australia and reflects continued
strong inflows into the mezzanine "global equity fund" as
well as into Personal superannuation sold through Summit
and Generations platforms. Furthermore, recent legislative
changes in Australia led to a one-time spike in superannuation contributions in Q2 and Q3' 2007 as clients took advantage
of transitional superannuation concessions.

Gross revenues were up €131 million to €1,384 million (+7%
on a comparable basis), given:

- Revenues from mutual fund and advice business increased
by €94 million (+23% on a comparable basis) to €367 million
due to continuing growth in funds under management.

(1) AXA interest in AXA Asia Pacific Holdings is 53.86% broken down into 53.00% direct interest holding and an additional 0.86% owned by the AAPH Executive plan trust.

-   Gross written premiums and fees increased by€37 million
to €1,018 million (+2% on a comparable basis), reflecting
the impact of a shift from old to new style superannuation
products that offset the growth in individual Life & Savings.
As a reminder, new superannuation products are now
predominantly sold through the Summit and Generations
platforms and are thus accounted for on a fee basis - in
contrast to old style superannuation products that were
treated as insurance contracts.

APE was up 25% to €545 million mainly driven by continued
strong inflows into Global Equity Value fund and ipac wholesale products, in addition to strong Personal superannuation flows into Summit & Generations platforms.

Underlying earnings were up €14 million (+17%) on a
constant exchange rate basis to €99 million. On a 100%
ownership basis, the evolution of underlying earnings was
as follows:

-  Investment margin was up €6 million to €29 million
mainly due to increasing bond yields and higher dividend
income on assets backing policy liabilities.

-   Fees & revenues were up €98 million to €732 million,
reflecting higher inflows and growth of funds under
management and administration, following strong domestic
market performance.

-   Net technical margin was down€17 million to €6 million,
due to less favourable claims termination experience in
individual Life as well as non-recurring refinements in the
group risk business.

-   Expenses (including amortization of VBI) were up
€51 million to €-561 million, reflecting higher commissions
associated with increased fees & revenues.

-   Tax expense was up €13 million to €-23 million mainly
due to the increase in underlying earnings.

Overall, the underlying cost to income ratio improved from
74.9% to 73.1% as a result of higher fees & revenues.

Adjusted earnings were up €63 million (+66%) on a constant
exchange rate basis to €162 million, reflecting the increase in underlying earnings and higher capital gains.

Net income was up €59 million (+59%) on a constant
exchange rate basis to €162 million, in line with the adjusted earnings increase.

Hong Kong[1]Gross revenues were up €216 million (+21%) to €1,257 million on a reported basis. This included €110 million from MLC
and €236 million from Winterthur. On a comparable basis -
excluding the impact of MLC but including Winterthur in both periods and at constant exchange rates - gross revenues
were up 4% reflecting the successful launch of a new unit-
linked investment & savings type product for which only fee
income rather than premium contributions are accounted
for in gross revenues.

APE was up 39% to €139 million on a reported basis, with
a contribution of the Winterthur business of €28 million
and a full year impact of former MLC agents (€+3 million;
company acquired in May and consolidated only 8 months in
2006). On a comparable basis, APE grew by 12%, reflecting

strong growth in individual unit-linked regular premiums and group retirement sales and encouraging results from the new
Citibank bancassurance agreement (signed in July 2007).
Unit-linked share increased to 53%.

Underlying earnings increased by €15 million (+13%) to
€126 million. Excluding Winterthur and on a constant exchange rate basis, underlying earnings increased by €22 million
(+20%) mainly due to an increase in the investment margin
driven by higher income, an increase in fees and revenues as a consequence of strong sales and in-force portfolio growth as well as a full year of earnings from former MLC business.
MLC and Winterthur contributions amounted to €14 million
and €5 million, respectively.

The underlying cost income ratio improved from 38.7% to
35.9%, or to 34.4% excluding Winterthur. This improvement
reflected higher underlying earnings and lower expenses
driven by a one-off recovery for a final settlement of a legal case as well as lower VBI amortization.

Adjusted earnings increased by €24 million (+20%) to
€143 million. Excluding Winterthur and on a constant exchange rate basis, adjusted earnings increased by €32 million (+27%), driven by the increase in underlying earnings and higher net capital gains as a result of strong equity markets.
MLC and Winterthur contributions amounted to €13 million
and €5 million, respectively.

Net income increased by €25 million (+22%) to €141 million.
Excluding Winterthur and on a constant exchange rate basis,
net income increased by €36 million (+31%) in line with
adjusted earnings.
MLC and Winterthur contributions amounted to €13 million
and €3 million (including €-2 million of integration costs), respectively.

Central and Eastern Europe
Gross revenues increased by 13% on a comparable basis to
€423 million driven by positive contribution of all countries.

APE was up 59% on a comparable basis to €107 million,
mainly driven by Life and Savings business (+128% to
€48 million), benefiting from strong unit-linked sales (+128%
to €44 million), and gains in market share in the Pension Fund business (+27% to €59 million). Main countries contributing
to the growth were Czech Republic (+82% to €37 million)
and Poland (+56% to €49 million).

Underlying earnings amounted to €0 million, as the positive
investment margin, fees & revenues, and net technical margins
(respectively €18 million, €80 million and €13 million, on a
100% basis), were offset by expenses (€-111 million on a 100%
basis including €-12 million VBI amortization and €-16 million investments to accelerate growth and to develop AXA brand)
and income tax (€-3 million).

Overall, the underlying cost income ratio was 98.5% in
2007.

Adjusted earnings amounted to €1 million, driven by
underlying earnings and €2 million capital gains attributable to shareholders.

(1) AXA interest in AXA Asia Pacific Holdings is 53.86% broken down into 53.00% direct interest holding and an additional 0.86% owned by the AAPH Executive plan trust.

Net income amounted to €-1 million, as the adjusted earnings were offset by €-1 million integration costs of Winterthur
(mainly rebranding costs) and €-2 million amortization of
customer intangible assets.

Canada
Gross revenues increased by €11 million to €122 million on
a constant exchange rate basis mainly due to the growth
in Group Health (€6 million) and Individual Life & Savings
(€4 million).

Underlying earnings, adjusted earnings and net income
decreased by €2 million to €2 million on a constant exchange rate basis mainly due to the negative impact of a change in
tax regulation.

South East Asia and China
APE of South East Asia entities[1] increased by 73% on a
comparable basis[2] to €58 million, reflecting the strong

relationships with bancassurance partners and an expanding
agency footprint. APE in China was up 93% on a comparable
basis to €5 million due to a buoyant investment market, the
launch of the new AXA Adviser channel and continued growth
in bancassurance.

Underlying earnings of South East Asia were up €6 million
to €6 million as a consequence of an increase in sales
volume and additional months of operation[3]. China[4] reported an underlying loss of €1 million due to business development expenses that included the opening of several
new branches.

Net income of South East Asia increased by €5 million to
€8 million in line with underlying earnings. China's net income was €-15 million given the impact of its entry in the scope of consolidation (one-time recognition of past losses).

(1) Indonesia, Singapore (both fully consolidated, except for AXA Mandiri JV), Thailand and Philippines (both equity consolidated).

(2) All SEA entities reported APE for the first time in 2007.

(3)  Indonesia, Thailand, Philippines and China only reported 9 months of earnings in 2006.

(4) China was consolidated for the first time in 2007 using the equity method.

> 2.3 ACTIVITY REPORT

Property & Casualty Segment

The following tables present the consolidated gross revenues, underlying earnings, adjusted earnings and net income attributable to AXA's Property & Casualty segment for the periods indicated.

PROPERTY AND CASUALTY SEGMENT(a)			(in Euro million)
	2007	2006 Restated(b)	2006 Published	2005 Restated(c)	2005 Published
Gross written premiums	25,101	19,548	19,830	18,638	18,913
Fees and revenues from investment contracts without participating feature	-	-	-	-	-
Revenues from insurance activities	25,101	19,548	19,830	18,638	18,913
Net revenues from banking activities	-	-	-	-	-
Revenues from other activities	79	52	52	43	43
TOTAL REVENUES	25,180	19,600	19,882	18,681	18,956
Change in unearned premium reserves net of unearned revenues and fees	(362)	(139)	(142)	(272)	(269)
Net investment result excluding financing expenses	2,057	1,564	1,594	1,433	1,461
Technical charges relating to insurance activities	(16,702)	(12,697)	(12,841)	(12,187)	(12,347)
Net result of reinsurance ceded	(599)	(629)	(632)	(565)	(581)
Bank operating expenses	-	-	-	-	-
Insurance acquisition expenses	(4,634)	(3,712)	(3,787)	(3,327)	(3,382)
Amortization of value of purchased life business in force	-	-	-	-	-
Administrative expenses	(2,274)	(1,817)	(1,851)	(1,915)	(1,960)
Valuation allowances on tangible assets	4	11	11	(1)	(1)
Change in value of goodwill	-	-	-	-	-
Other	(24)	(18)	(20)	14	12
Other operating income and expenses	(24,229)	(18,863)	(19,120)	(17,980)	(18,259)
INCOME FROM OPERATING ACTIVITIES, GROSS OF TAX EXPENSE	2,647	2,162	2,213	1,862	1,890
Net income from investments in affiliates and associates	5	9	9	3	3
Financing expenses	(13)	(8)	(8)	(11)	(11)
OPERATING INCOME GROSS OF TAX EXPENSE	2,639	2,163	2,214	1,854	1,882
Income tax expense	(726)	(704)	(719)	(483)	(493)
Minority interests in income or loss	(50)	(42)	(42)	(44)	(44)
UNDERLYING EARNINGS	1,863	1,417	1,453	1,327	1,346
Net realized capital gains or losses attributable to shareholders	562	440	441	335	307
ADJUSTED EARNINGS	2,425	1,857	1,895	1,662	1,653
Profit or loss on financial assets (under fair value option) & derivatives	4	70	71	51	85
Exceptional operations (including discontinued operations)	(2)	51	13	25	-
Goodwill and other related intangible impacts	(67)	(2)	(2)	(1)	(1)
Integration costs	(142)	-	-	-	-
NET INCOME	2,218	1,977	1,977	1,737	1,737

(a) Before intercompany transactions.

(b) Restated in full year 2006 means the restatement of The Netherlands' activities as discontinued businesses.

(c) Restated in full year 2005 means: (i) transfer of the forex impact from adjusted earnings to net income, and (ii) the restatement of The Netherlands' activities as discontinued businesses.

CONSOLIDATED GROSS REVENUES				(in Euro million)
	2007	2006 Restated (a)	2006 Published	2006 Restated (a)	2005 Published
France	5,377	5,219	5,219	5,096	5,096
United Kingdom & Ireland	5,111	4,742	4,742	4,413	4,413
Germany	3,531	2,759	2,759	2,798	2,798
Belgium	2,130	1,520	1,520	1,462	1,462
Mediterranean Region(b)	5,298	3,831	3,831	3,612	3,612
Switzerland	1,981	95	95	90	90
Other countries	1,752	1,435	1,717	1,210	1,485
TOTAL	25,180	19,600	19,882	18,681	18,956
Intercompany transactions	(164)	(89)	(89)	(81)	(81)
Contribution to consolidated gross revenues	25,016	19,510	19,793	18,600	18,874

(a) Restated means the restatement of The Netherlands' activities as discontinued businesses.

(b) Mediterranean Region includes Italy, Spain, Portugal, Greece, Turkey and Morocco.

UNDERLYING, ADJUSTED EARNINGS AND NET INCOME				(in Euro million)
	2007	2006 Restated (a)	2006 Published	2005 Restated (b)	2005 Published
France	426	382	382	363	363
United Kingdom & Ireland	262	386	386	399	399
Germany	325	181	181	178	178
Belgium	216	147	147	128	128
Mediterranean Region (c)	362	173	173	146	146
Switzerland	125	7	7	2	2
Other countries	147	140	176	111	130
UNDERLYING EARNINGS	1,863	1,417	1,453	1,327	1,346
Net realized capital gains or losses attributable to shareholders	562	440	441	335	307
ADJUSTED EARNINGS	2,425	1,857	1,895	1,662	1,653
Profit or loss on financial assets (under fair value option) & derivatives	4	70	71	51	85
Exceptional operations (including discontinued operations)	(2)	51	13	25	-
Goodwill and related intangibles impacts	(67)	(2)	(2)	(1)	(1)
Integration costs	(142)	-	-	-	-
NET INCOME	2,218	1,977	1,977	1,737	1,737

(a) Restated in full year 2006 means the restatement of The Netherlands' activities as discontinued businesses.

(b) Restated in full year 2005 means: (i) transfer of the forex impact from adjusted earnings to net income, and (ii) the restatement of The Netherlands' activities as discontinued businesses.

(c) Mediterranean Region includes Italy, Spain, Portugal, Greece, Turkey and Morocco.

PROPERTY & CASUALTY OPERATIONS - FRANCE

			(in Euro million)
	2007	2006 Published	2005 Restated(a)	2005 Published
Gross revenues	5,377	5,219	5,096	5,096
Current accident year loss ratio (net)	74.3%	74.6%	74.0%	74.0%
All accident year loss ratio (net)	72.7%	73.5%	73.5%	73.5%
Net technical result	1,467	1,390	1,345	1,345
Expense ratio	24.2%	24.1%	24.4%	24.4%
Net investment result	495	464	464	464
Underlying operating earnings before tax	657	592	569	569
Income tax expenses / benefits	(230)	(210)	(206)	(206)
Net income from investments in affiliates and associates	-	-	-	-
Minority interests	-	-	-	-
Underlying earnings group share	426	382	363	363
Net capital gains or losses attributable to shareholders net of income tax	93	70	85	57
Adjusted earnings group share	519	452	448	419
Profit or loss on financial assets (under fair value option) & derivatives	34	64	17	45
Exceptional operations (including discontinued operations)	-	-	-	-
Goodwill and other related intangibles impacts	-	-	-	-
Integration costs	-	-	-	-
Net income group share	553	515	464	464

(a) Restated means: transfer of the forex impact from adjusted earnings to net income.

Gross revenues amounted to €5,377 million. On a comparable
basis, gross revenues increased by 3%:

-   Personal lines (60% of gross revenues) increased by 1% to
€3,185 million, mainly reflecting (i) positive net inflows in
Household (+40K new contracts) combined with an increase
in the average premium and (ii) positive net inflows in Motor
(+99K new contracts) offset by lower average premium in
the context of a still very competitive market.

-   Commercial lines (40% of gross revenues) increased by
6% to €2,145 million driven by Construction following
positive portfolio development.

Net technical result improved by €77 million or 6% to
€1,467 million driven by 0.7 point improvement of the all
accident year net loss ratio to 72.7%

-   The current accident year loss ratio improved by 0.3 point to 74.3%, reflecting the favorable claims experience in
Property (both Personal and Commercial lines) and natural
events, partly offset by an increase on Personal Motor
current accident year net loss ratio (impact of 0.4 point
on total loss ratio).

-    Prior accident year net technical result increased by
€25 million to €85 million, mainly due to a higher level
of positive loss reserves development in Property.

Expense ratio increased slightly by 0.2 point to 24.2%
following higher tied agents commissions and a 0.1 point non commission ratio increase due to higher cost of buildings
lease, taxes and advertising costs.

As a consequence, the combined ratio improved by 0.5 point
to 97.0%.

Net investment result improved by €32 million to
€495 million driven by higher income from fixed maturities
resulting from a higher asset base.

Income tax expenses were up €20 million to €-230 million
in line with increased taxable income.

Underlying earnings increased by €44 million (+12%) to
€426 million reflecting an improved combined ratio and the
growth in net investment result.

Adjusted earnings improved by €68 million (+15%) to
€519 million resulting from the underlying earnings increase
(€+44 million) and from higher net realised capital gains
(€+24 million to €93 million) notably on equities.

Net income increased by €38 million (+7%) to €553 million
under the combined effect of (i) higher adjusted earnings
(€+68 million) partly offset by an unfavourable change in fair value of assets under fair value option (€-59 million), due
to negative impacts on fixed maturity mutual funds, and (ii)
change in fair value on derivatives (€+31 million) explained by positive impacts on equity swaps.

PROPERTY & CASUALTY OPERATIONS - UNITED KINGDOM & IRELAND

		(in Euro million)
	2007	2006 Published	2005 Restated (a)	2005 Published
Gross revenues	5,111	4,742	4,413	4,413
Current accident year loss ratio (net)	71.8%	63.6%	65.1%	65.1%
All accident year loss ratio (net)	66.4%	61.8%	63.1%	63.1%
Net technical result	1,663	1,790	1,610	1,610
Expense ratio	35.0%	34.7%	33.3%	33.3%
Net investment result	380	338	283	283
Underlying operating earnings before tax	311	501	442	442
Income tax expenses / benefits	(49)	(114)	(43)	(43)
Net income from investments in affiliates and associates	-	-	-	-
Minority interests	(1)	-	-	-
Underlying earnings group share	262	386	399	399
Net capital gains or losses attributable to shareholders net of income tax	71	75	62	64
Adjusted earnings group share	333	461	461	464
Profit or loss on financial assets (under fair value option) & derivatives	(5)	(9)	3	-
Exceptional operations (including discontinued operations)	-	-	-	-
Goodwill and other related intangibles impacts	(17)	-	-	-
Integration costs	(4)	-	-	-
Net income group share	307	451	464	464
Average exchange rate: 1.00 € = £	0.6845	0.6817	0.6840	0.6840

(a) Restated means: transfer of the forex impact from adjusted earnings to net income.

Gross revenues increased by 8% to €5,111 million on a
reported basis, and by 8% on a comparable basis reflecting
significant growth in:

-   Personal lines (52% of gross revenues) revenues were up
12% to €2,662 million, mainly due to Motor growth of 21% to
€747 million principally arising from new business written
through the Internet platform Swiftcover which benefited
from increased volumes through the aggregator websites,
10% growth across all classes in Health and 32% growth
in Travel as a result of increased volumes from delegated
authority business, partly offset by a decrease in the
creditor business (-23%) due to a market contraction.

-   Commercial (46% of gross revenues) revenues were up 3%
to €2,365 million predominantly reflecting strong growth
in AXA PPP Health business.

Net technical result decreased by €127 million to
€1,663 million on a reported basis, or €121 million (-7%) on a constant exchange rate basis:

-   The current accident year loss ratio increased by
8.1 points to 71.8%, mainly as a result of adverse weather
events, including Kyrill storm (€56 million, +1.1 point), the
June and July floods (€271 million, +5.5 points) and 0.9
point higher loss ratio on U.K. Commercial lines. While
Commercial lines remained profitable overall, market
pressure, including from new entrants, prevented rate
increases from keeping up with claims inflation.

-  The all accident year loss ratio increased by 4.6 points to
66.4%, as the adverse current accident year loss ratio was
partially offset by favorable development in prior years
reserves development (€268 million in 2007).

Expense ratio deteriorated by 0.3 point to 35.0%, with the
acquisition ratio down 0.2 point due to the favourable impact from lower profit commissions resulting from adverse weather events, more than offset by +0.5 point in administrative
expenses due to +0.3 point for the brokers and +0.2 point
to support volume growth in PPP Health business.

As a result, the combined ratio amounted to 101.4%, a
deterioration of 4.9 points from 96.5% in 2006.

Net investment result increased by €42 million to
€380 million on a reported basis, or €43 million (+13%)
on a constant exchange rate, as a result of higher average
investment returns.

Income tax expenses decreased by €65 million to €-49 million on both current and constant exchange rate bases, reflecting the deterioration in the pre-tax result, and a €32 million benefit from a settlement on prior years, partly offset by a negative
€18 million due to the decrease in deferred tax assets following the reduction in the Corporate tax rate (from 30% to 28%).

Underlying earnings decreased by €124 million to
€262 million on a reported basis, or €124 million (-32%)
on a constant exchange rate basis, primarily reflecting
the adverse weather events experienced during the year
including Kyrill storm and the June and July floods, partially offset by favorable prior year reserves development and a
reduction in income tax expenses.

Adjusted earnings decreased by €128 million to €333 million
on a reported basis, or €127 million (-28%) on a constant
exchange rate basis, primarily as a result of the decrease in underlying earnings and €32 million higher realized capital
gains offset by €36 million impairment charges including
€13 million on Northern Rock.

Net income decreased by €144 million to €307 million
on a reported basis, or €143 million (-32%) on a constant
exchange rate basis, in line with the adjusted earnings
evolution and €17 million of customer intangible amortization related to brokers' acquisition.

PROPERTY & CASUALTY OPERATIONS - GERMANY

			(in Euro million)
	2007	2006 Published	2005 Restated (a)	2005 Published
Gross revenues	3,531	2,759	2,798	2,798
Current accident year loss ratio (net)	78.7%	74.2%	72.2%	72.2%
All accident year loss ratio (net)	69.0%	67.8%	65.8%	65.8%
Net technical result	1,094	889	958	958
Expense ratio	29.3%	30.3%	32.5%	32.5%
Net investment result	339	239	218	218
Underlying operating earnings before tax	401	293	266	266
Income tax expenses / benefits	(74)	(108)	(76)	(76)
Net income from investments in affiliates and associates	5	4	3	3
Minority interests	(7)	(7)	(15)	(15)
Underlying earnings group share	325	181	178	178
Net capital gains or losses attributable to shareholders net of income tax	92	77	87	80
Adjusted earnings group share	416	259	265	258
Profit or loss on financial assets (under fair value option) & derivatives	29	26	30	37
Exceptional operations (including discontinued operations)	-	(3)	-	-
Goodwill and other related intangibles impacts	-	-	-	-
Integration costs	(36)	-	-	-
Net income group share	410	282	295	295

(a) Restated means: transfer of the forex impact from adjusted earnings to net income.

Gross revenues increased by 28% to €3,531 million on a
reported basis. On a comparable basis, revenues were up
2% despite the softening market:

-   Personal lines (64% of gross revenues) revenues were up
1% to €2,243 million. Motor was up 1% due to the strong
positive net inflows. Property and Liability increased by 2%
and +3% respectively, following the successful launch of
the new packaged product "Profischutz" for professionals
and trades people.

-   Commercial lines (30% of gross revenues) revenues were
up 2% to €1,061 million mainly due to Motor as a result
of higher average number of vehicles in existing fleets as
well as to new business in Liability (+3%).

-   Other lines (6% of the P&C premiums) grew by 6% to
€202 million triggered by improved premiums in AXA Art
(7%) and Assumed Business.

Net technical result increased by 23% to €1,094 million.
Excluding Winterthur, net technical result decreased by
€31 million (-3%).

-   The current accident year loss ratio increased by
4.5 points to 78.7%, mainly driven by natural events and
higher large claims impact. Excluding Winterthur, the
current accident year loss ratio increased by 3.0 points
to 77.2 % driven by the storm "Kyrill" with an impact
of 1.9 point in 2007 and higher large claims charge on
Commercial Property and Liability lines.
Winterthur current accident year loss ratio amounted to
84.4%, of which the Kyrill impact amounted to 1.4 point.

-  The all accident year loss ratio increased by 1.2 point to
69.0%. Excluding Winterthur, the all accident year loss ratio increased by 1.8 point to 69.5%, due to the higher current
accident year loss ratio, partly offset by a non recurring
increase in claim handling costs reserve in 2006.

Winterthur net technical result amounted to €236 million
with an all accident year loss ratio of 66.7%.

Expense ratio amounted to 29.3%. Excluding Winterthur, the
expense ratio improved by 1.0 point to 29.3% mainly due to a slight positive volume effect while overall expenses decreased by €11 million explained by the release of provisions on bad debts in reinsurance business and lower marketing expenses,
partly offset by the release of VAT provisions in 2006.
Winterthur expense ratio amounted to 29.3%.

As a result, combined ratio amounted to 98.2% including
the "Kyrill" impact of 1.8 point. Excluding Winterthur, the
combined ratio deteriorated by 0.7 point to 98.8%.
Winterthur combined ratio amounted to 95.9%.

Net investment result increased by €100 million to
€339 million. Excluding Winterthur, net investment result
increased by €23 million (+10%) mainly as a result of a shift in the asset-mix towards higher yielding bonds as well as
higher dividends from equities.
Winterthur contribution amounted to €77 million.

Income tax expenses decreased by €35 million to €-74 million.
Excluding Winterthur, income tax expense decreased by
€79 million (-73%) reflecting the €42 million positive outcome of a tax audit on the ex-Albingia portfolio, the €31 million favourable impact of the new income tax rate on the deferred tax liabilities (32% versus 40% applicable on current income from 2008), and a €12 million tax reserve release.
Winterthur contribution amounted to €-45 million.

Underlying earnings increased by €143 million to
€325 million. Excluding Winterthur, underlying earnings

increased by €84 million (+46%), primarily reflecting the
significantly lower underlying taxes due to the one-off effects in 2007 and the increase of the net investment result.
Winterthur contribution amounted to €59 million.

Adjusted earnings increased by €158 million to €416 million.
Excluding Winterthur, adjusted earnings increased by
€109 million (+42%) mainly driven by higher underlying
earnings and higher net capital gains notably on equities.
Winterthur contribution amounted to €48 million.

Net income increased by €128 million to €410 million.
Excluding Winterthur, net income increased by €89 million
(+32%) driven by the increase in adjusted earnings, partially offset by €-24 million integration costs.
Winterthur contribution amounted to €38 million including
€-12 million integration costs.

PROPERTY & CASUALTY OPERATIONS - BELGIUM

		(in Euro million)
	2007	2006	2005
Gross revenues	2,130	1,520	1,462
Current accident year loss ratio (net)	77.6%	78.1%	81.4%
All accident year loss ratio (net)	67.5%	66.0%	70.0%
Net technical result	693	512	439
Expense ratio	29.8%	29.3%	28.7%
Net investment result	235	178	167
Underlying operating earnings before tax	290	245	183
Income tax expenses / benefits	(73)	(98)	(55)
Net income from investments in affiliates and associates	-	-	-
Minority interests	-	-	-
Underlying earnings group share	216	147	128
Net capital gains or losses attributable to shareholders net of income tax	119	142	53
Adjusted earnings group share	335	290	181
Profit or loss on financial assets (under fair value option) & derivatives	(29)	(6)	1
Exceptional operations (including discontinued operations)	-	-	-
Goodwill and other related intangibles impacts	-	-	-
Integration costs	(34)	-	-
Net income group share	272	283	183

Gross revenues increased by 40% to €2,130 million on
a reported basis. On a comparable basis, gross revenues
increased by 1%.

-  Personal lines (60% of the P&C premiums) revenues were up
4% due to the implementation of the Natural Disaster guarantee in the household policies and Motor portfolio growth.

-   Commercial lines (40% of the P&C premiums) revenues
were down 3% reflecting losses in portfolio in the context
of strong pressure on prices.

Net technical result increased by €181 million to
€693 million. Excluding the contribution of Winterthur, net
technical result decreased by €27 million to €485 million.
Winterthur net technical result amounted to €207 million.

-  The current accident year loss ratio decreased by
0.4 point to 77.6%. Excluding the contribution of
Winterthur, the current accident year loss ratio increased
by 1.2 point to 79.2%, mainly due to the Kyrill storm (2.1
points impact).
Winterthur current accident loss ratio amounted to 73.4%
(0.8 point Kyrill impact).

-  The all accident year loss ratio increased by 1.4 point to
67.5%. Excluding the contribution of Winterthur, the all
accident year loss ratio increased by 2.5 points to 68.5%,
reflecting the unfavorable current accident year loss ratio
and a decrease in prior years' results (€-16 million).
Winterthur all accident year loss ratio amounted to 64.8%.

Expense ratio increased by 0.5 point to 29.8%. Excluding the contribution of Winterthur, the expense ratio deteriorated by
0.9 point to 30.3% driven by override commissions (0.6 point impact) and administrative expenses (0.3 point impact).
Winterthur expense ratio amounted to 28.6%.

As a result, the combined ratio deteriorated by 1.9 point to
97.3%. Excluding the contribution of Winterthur, the underlying combined ratio deteriorated by 3.4 points to 98.7%.

Winterthur combined ratio amounted to 93.4%.

Net investment result increased by €57 million to €235 million.
Excluding the contribution of Winterthur, net investment result increased by €5 million (+3%) to €183 million.
Winterthur contribution amounted to €52 million.

Income tax expenses decreased by €24 million to €-73 million.
Excluding the contribution of Winterthur, income tax expenses decreased by €61 million (-62.5%) including a €10 million
positive contribution resulting from the favorable court decision from insurance companies on RDT ("Revenus Définitivement
Taxés": tax exemption on 95% of dividends on equities newly
extended to insurance companies).
Winterthur contribution amounted to €-37 million.

Underlying earnings increased by €69 million to €216 million.
Excluding the contribution of Winterthur, underlying earnings increased by €16 million (+11%).
Winterthur contribution amounted to €54 million.

Adjusted earnings increased by €45 million to €335 million.
Excluding the contribution of Winterthur, adjusted earnings
slightly decreased by €-1 million, as the €16 million increase in underlying earnings was offset by a €16 million decrease
in realized capital gains after a very high level in the first half year 2006 (€130 million).
Winterthur contribution amounted to €46 million.

Net income decreased by €11 million to €272 million. Excluding the contribution of Winterthur, net income decreased by
€38 million (-13%) resulting from a €-22 million integration costs and a €-17 million unfavourable change in fair value
on fixed income mutual funds under fair value option due to
interest rate increase.

Winterthur contribution amounted to €26 million including
€-12 million integration costs.

PROPERTY & CASUALTY OPERATIONS - MEDITERRANEAN REGION

			(in Euro million)
	2007	2006 Published	2005 Restated (a)	2005 Published
Gross revenues	5,298	3,831	3,612	3,612
Current accident year loss ratio (net)	76.5%	77.2%	77.5%	77.5%
All accident year loss ratio (net)	72.1%	74.8%	76.2%	76.2%
Net technical result	1,453	941	827	827
Expense ratio	23.3%	23.3%	23.2%	23.2%
Net investment result	351	245	226	226
Underlying operating earnings before tax	591	314	246	246
Income tax expenses / benefits	(195)	(106)	(72)	(72)
Net income from investments in affiliates and associates	-	-	-	-
Minority interests	(34)	(34)	(28)	(28)
Underlying earnings group share	362	173	146	146
Net capital gains or losses attributable to shareholders net of income tax	172	57	29	29
Adjusted earnings group share	534	231	176	175
Profit or loss on financial assets (under fair value option) & derivatives	(16)	(1)	1	2
Exceptional operations (including discontinued operations)	(2)	-	-	-
Goodwill and other related intangibles impacts	(28)	-	-	-
Integration costs	(60)	-	-	-
Net income group share	428	230	177	177

(a) Restated means: transfer of the forex impact from adjusted earnings to net income.

The scope of the following analysis includes Italy (AXA
alone), Spain (Winterthur+AXA), Portugal, Greece (Alpha
Insurance consolidated as of 01/01/2007), Turkey and
Morocco. For volume indicators the comparable basis
reflects this scope, for both 2006 and 2007. For earnings,
Winterthur Spain is excluded from the comparable basis.
MPS (Italy) P&L will be consolidated from 2008 on
(full consolidation with an opening balance sheet as of
31/12/2007).

Gross revenues increased by 38% on reported basis to
€5,298 million. On a comparable basis (including Winterthur
in Spain and Alpha Insurance in Greece for both periods),
revenues increased by 5%:

-   Personal lines (71% of the P&C premiums) increased by
8% to €3,789 million. Motor business (+8%) benefited
from higher volumes (+419 K contracts) driven by the
strong success of the new products and tariffs. Average
premium remained stable as the higher weight of "full-
cover" policies (especially in Spain and Turkey) was offset
by the strong market competition and the higher weight
of motorbike policies. Non-motor lines (+6%) were driven
by Property lines (+7%) and Health (+6%).

-   Commercial lines (28% of the P&C premiums) were up
1% to €1,508 million driven by non motor lines (+2%),
especially Health and Workers' Compensation, partly
offset by Motor (-4%) due to a lower contribution from
former Winterthur fleet rental business, and low profitable
Mechanical guarantees (-76%).

Net technical result increased by €512 million on a reported basis to €1,453 million. Excluding Winterthur and on a
constant exchange rate basis, net technical result increased by €166 million (+18%). Excluding the newly acquired Greek

entity contribution (€+29 million), net technical result
increased by €137 million (+15%).

-   The current accident year loss ratio stood at 76.5%
(-0.7 point). Excluding Winterthur, it deteriorated by
0.8 point to 78.0%, mainly driven by an increase in
motor personal lines (+2.0 points) following the strong
new business impact and the stable average premium (as
compared to a 4% average weighed inflation rate).
Winterthur current accident year loss ratio stood at
71.1%.

-   The all accident year loss ratio stood at 72.1% (-2.8 points).
Excluding Winterthur, it improved by 1.8 point to 73.0%
thanks to the favourable development of claims reserves
from previous year (€+115 million) mainly focused on motor
lines (€+138 million).

The Winterthur all accident year loss ratio stood at
68.6%.
Winterthur contribution amounted to €346 million.

Expense ratio remained stable at 23.3% on a reported basis.
Excluding Winterthur, expense ratio decreased by 0.1 point to
23.1% as the increase in the commission ratio, mainly driven by an exceptional reimbursement of commissions in 2006
(€9 million) and a higher weight of the household portfolio in
2007, was offset by (i) the synergies arising in Spain from the merger with Winterthur (€8 million) and (ii) lower expenses
on staff reduction plan in Portugal (€6 million).
The Winterthur expense ratio stood at 23.8%.

As a result, the combined ratio improved by 2.7 points to
95.4%. Excluding Winterthur, the combined ratio improved
by 2.0 points to 96.1%, driven by the lower loss ratio.
The Winterthur combined ratio stood at 92.5%.

Net investment result increased by €106 million on a
reported basis to €351 million. Excluding Winterthur and
on a constant exchange rate basis, net investment result
increased by €43 million (+18%) driven by higher asset base, interest rates and dividends, and the implementation of a
more dynamic asset management strategy including the
switch to assets with a higher duration.
Winterthur contribution amounted to €63 million.

Income tax expenses increased by €89 million on a reported basis to €-195 million. Excluding Winterthur and on a constant exchange rate basis, income tax expenses increased by €45 million (+42%).
Tax rate remained stable as positive and negative exceptional elements compensated each other (positive litigation settlement in Italy (€+16 million), negative impact of decrease in tax rate in most countries due to a significant Deferred Tax Asset position
(€-11 million), and Deferred Tax Liability cancellation in Italy
(€-5 million) in 2006).
Winterthur contribution amounted to €43 million.

Underlying earnings increased by €188 million on a reported
basis to €362 million. Excluding Winterthur and on a constant exchange rate basis, underlying earnings increased by
€86 million (+49%). Excluding the acquisition of Greece and
Morocco minority shares, underlying earnings increased by
€68 million (+36%).
Winterthur contribution amounted to €103 million.

Adjusted earnings rose by €303 million on a reported
basis to €534 million. Excluding Winterthur and on a
constant exchange rate basis, adjusted earnings increased
by €190 million (+82%) including €+104 million higher net
capital gains mostly focused on equities (mainly in Morocco)
and real estate.
Winterthur contribution amounted to €114 million.

Net income increased by €198 million on a reported basis
to €428 million. Excluding Winterthur and on a constant
exchange rate basis, net income increased by €148 million
(+64%) including integration costs in AXA Spain (€-25 million)
and the decrease in fair value of invested assets under fair value option through P&L (€-19 million).
Winterthur contribution amounted to €51 million including
€-35 million integration costs.

PROPERTY & CASUALTY OPERATIONS - SWITZERLAND

		(in Euro million)
	2007	2006	2005
Gross revenues	1,981	95	90
Current accident year loss ratio (net)	77.6%	63.3%	66.4%
All accident year loss ratio (net)	75.2%	72.2%	75.6%
Net technical result	490	27	21
Expense ratio	24.0%	24.1%	26.9%
Net investment result	142	4	3
Underlying operating earnings before tax	159	8	1
Income tax expenses / benefits	(33)	(1)	1
Net income from investments in affiliates and associates	-	-	-
Minority interests	(1)	-	-
Underlying earnings group share	125	7	2
Net capital gains or losses attributable to shareholders net of income tax	(6)	2	1
Adjusted earnings group share	119	9	3
Profit or loss on financial assets (under fair value option) & derivatives	(10)	-	-
Exceptional operations (including discontinued operations)	-	-	-
Goodwill and other related intangibles impacts	(17)	-	-
Integration costs	(7)	-	-
Net income group share	84	9	3

Gross revenues amounted to €1,981 million. On a comparable
basis, gross revenues were stable both on Motor (the
acquisition of new clients offsetting the impact of tariff
reduction), and non-Motor (the impact of tariff increase in
Workers' compensation and Property offsetting a decrease
in Health and Transport reflecting fierce competition).

2006 and 2005 numbers are related to AXA Switzerland
before the Winterthur acquisition. As this acquisition
increased dramatically the size of AXA in Switzerland,
the following comments focus only on overall Switzerland
numbers in 2007 without comparison to 2006.

Net technical result reached €490 million:

-  The current accident year loss ratio stood at 77.6 % with a claim experience characterized by a very substantial level of large losses (notably flood and hail events impacting
both Motor and Property lines of business).

-    Prior years net technical result amounted to €47 million
mainly driven by positive reserve development in Health
and Liability.

Expense ratio stood at 24.0%.

As a result, the combined ratio stood at 99.2%.

Net investment result reached €142 million.

Income tax expenses amounted to €-33 million.

Underlying earnings reached €125 million.

Adjusted earnings amounted to €119 million stemming from
the underlying earnings contribution and €-6 million net
capital losses mainly on equities.

Net income reached €84 million including a change in
fair value of assets under fair value option and derivatives
(€-10 million), Winterthur integration costs (€-7 million),
and amortization of Winterthur customer intangible assets
(€-17 million).

PROPERTY & CASUALTY OPERATIONS - OTHER COUNTRIES

CONSOLIDATED GROSS REVENUES

CONSOLIDATED GROSS REVENUES				(in Euro million)
	2007	2006 Restated (a)	2006 Published	2005 Restated (a)	2005 Published
Canada	1,085	1,059	1,059	858	858
The Netherlands	-	-	282	-	275
Other countries	667	376	376	352	352
Japan	167	158	158	140	140
Asia (excluding Japan)(b)	205	149	149	144	144
Luxembourg	80	69	69	69	69
Central and Eastern Europe	12	-	-	-	-
South Korea	203	-	-	-	-
TOTAL	1,752	1,435	1,717	1,210	1,485
Intercompany transactions	(9)	(4)	(4)	(5)	(5)
Contribution to consolidated gross revenues	1,743	1,431	1,713	1,206	1,481

(a) Restated means the restatement of The Netherlands' activities as discontinued businesses.

(b) Includes Hong Kong, Singapore and Malaysia (Malaysia has been fully consolidated for the first time in 2007).

UNDERLYING, ADJUSTED EARNINGS AND NET INCOME			(in Euro million)
	2007	2006 Restated (b)	2006 Published	2005 Restated(a)	2005 Published
Canada	125	113	113	80	80
The Netherlands	-	-	36	-	19
Other countries	22	27	27	31	31
Japan	-	1	1	5	5
Asia (Excluding Japan)(c)	18	23	23	18	18
Luxembourg	12	9	9	8	8
Central and Eastern Europe	(10)	(6)	(6)	-	-
South Korea	3	-	-	-	-
UNDERLYING EARNINGS	147	140	176	111	130
Net realized capital gains or losses attributable to shareholders	22	16	18	18	23
ADJUSTED EARNINGS	169	157	194	129	153
Profit or loss on financial assets (under fair value option) & derivatives	1	(2)	(1)	(2)	-
Exceptional operations (including discontinued operations)	-	54	16	25	-
Goodwill and related intangibles impacts	(5)	(2)	(2)	(1)	(1)
Integration costs	(1)	-	-	-	-
NET INCOME	164	206	206	152	152

(a) Restated in full year 2005 means: (i) transfer of the forex impact from adjusted earnings to net income, and (ii) the restatement of The Netherlands' activities as discontinued businesses.

(b) Restated in full year 2006 means the restatement of The Netherlands' activities as discontinued businesses.

(c) Includes Malaysia, Hong Kong and Singapore.

Canada
Gross revenues amounted to €1,085 million. On a comparable
basis, gross revenues increased by €57 million (+5%) as a
result of a €+34 million impact of the 24 month policies first launched in 2005 and a €+23 million growth in premiums
mainly reflecting increased volume during the second half
of the year.

Underlying earnings amounted to €125 million. On a
constant exchange rate basis, underlying earnings increased
by €16 million mainly resulting from 1.2 point improvement

(excluding restructuring costs in 2006 related to Citadel) in the combined ratio to 89.0% and higher investment income
(€+5 million) driven by an increased investment base.

Adjusted earnings increased by €13 million on a constant
exchange rate basis to €135 million, driven by the
improvement in underlying earnings by €16 million partly
offset by lower net capital gains of €-2 million.

Net income increased by €19 million on a constant exchange
rate basis to €134 million, as a result of higher adjusted

earnings (€+13 million), the non-recurring impact of 2006
Citadel's restructuring costs (€+4 million), and the impact
of foreign exchange (€+2 million).

Japan
Gross written premiums increased by 17% on a constant
exchange rate basis to €167 million, mainly driven by Motor
business growth. Motor revenues accounted for 96% of the
total and rose by 18%.

Underlying earnings decreased by €1 million on both
current and constant exchange rate bases to €0 million. The
combined ratio reached 102.5%, slightly increasing compared
to 2006, due to the deterioration of the loss ratio (+2.2 points at 65.5%) following unfavourable reserve developments on
previous years. The expense ratio improved by 1.5 points
to 37%, despite the additional costs linked to the launch of new products.

Adjusted earnings and net income were in line with
underlying earnings.

Asia (excluding Japan)
Singapore
Gross written premiums increased by €8 million on a
constant exchange rate basis to €90 million, mainly driven
by Private Motor, Commercial Property and Marine, notably
thanks to a new rating structure and marketing campaigns.

Underlying earnings decreased by €1 million on a constant
exchange rate basis to €8 million, mainly attributable to the lower underwriting results (€2 million) due to worsening
Motor claims experience. The combined ratio increased from
90.2% to 93.7%.

Adjusted earnings and net income remained stable at
€10 million as higher realized capital gains offset the lower underwriting results.

Hong Kong
Gross written premiums decreased by €1 million on
a constant exchange rate basis to €57 million, mainly
attributable to the loss of a major account in Motor business
(€2 million) and the hard market condition.

Underlying earnings decreased by €3 million on a constant
exchange rate basis to €5 million, due to a worsening claims experience with several large claims, which led to an increase in the combined ratio from 95.2% to 99.6%.

Both adjusted earnings and net income increased by
€3 million on a constant exchange rate basis to €12 million, mainly due to an increase in capital gains (€5 million), which offset the lower underlying earnings.

Malaysia
Malaysia has been fully consolidated for the first time in 2007
(versus equity method consolidation in 2006).

Gross written premiums were €58 million. On a comparable
basis, premiums increased by €2 million, mainly attributable to a growth in private Motor and Health business.

Underlying earnings remained stable on a constant
exchange rate basis to €5 million, a slight increase of the
combined ratio (from 81.4% to 83.5%) being offset by a
higher investment income.

Adjusted earnings increased by €1 million to €7 million.

Net income decreased by €11 million to €7 million,
attributable to recognition of net asset value through P&L for the first time consolidation last year (€13 million). Excluding this impact, net income increased by €1 million following the trend of adjusted earnings.

Poland
Gross revenues increased to €12 million mainly reflecting
the positive development of the activity in Motor with 43 K
new contracts.

Underlying earnings decreased by €4 million to €-10 million
mainly due to expenses resulting from the launch of the
activity.

Net income decreased by €4 million to €-10 million resulting from the underlying earnings decrease.

South Korea
Kyobo Auto is a newly acquired entity that contributed 6
months to earnings in 2007.

Gross written premiums reached €203 million over
6 months. Motor accounted for 94% of total revenues, driven
by the strong growth of the portfolio as well as the recent
rate increase.
Motor net new inflows reached 39 K policies over 6 months,
bringing the total portfolio as of the end of December to
873 K contracts.

Underlying earnings reached €3 million over 6 months. The
combined ratio reached 99.8% with a loss ratio at 72.5% and
an expense ratio at 27.3%.

Adjusted earnings were in line with underlying earnings.

Net income was €0 million, including the impact of the
acquired portfolio amortization.

> 2.3 ACTIVITY REPORT

International Insurance Segment

The following tables present the consolidated gross revenues, underlying earnings, adjusted earnings and net income for the International Insurance Segment for the periods indicated.

CONSOLIDATED GROSS REVENUES		(in Euro million)
	2007	2006	2005
AXARE	-	-	1,460
AXA Corporate Solutions Assurance	1,823	1,697	1,614
AXA Cessions	69	57	60
AXA Assistance	809	702	621
Other(a)	1,002	1,355	147
TOTAL	3,703	3,811	3,903
Intercompany transactions	(135)	(95)	(90)
Contribution to consolidated gross revenues	3,568	3,716	3,813

(a) Including €896 million in 2007 (€1,217 million in full year 2006) of business fronted by AXA RE and fully reinsured by Paris RE (fronting arrangement set in place from January 1, 2006 to September 30, 2007 in the context of the sale of AXA RE's business to Paris RE).

UNDERLYING, ADJUSTED EARNINGS AND NET INCOME		(in Euro million)
	2007	2006 Published	2005 Restated(a)	2005 Published
AXARE	-	-	11	11
AXA Corporate Solutions Assurance	97	84	72	72
AXA Cessions	13	15	9	9
AXA Assistance	19	21	17	17
Other(b)	89	11	(41)	(41)
UNDERLYING EARNINGS	218	131	68	68
Net realized capital gains or losses attributable to shareholders	23	60	88	94
ADJUSTED EARNINGS	241	191	156	162
Profit or loss on financial assets (under fair value option) & derivatives	(1)	(1)	5	(1)
Exceptional operations (including discontinued operations)	3	66	23	23
Goodwill and related intangibles impacts	-	(12)	-	-
Integration costs	-	-	-	-
NET INCOME	243	244	184	184

(a) Restated means the transfer of the forex impact from adjusted earnings to net income.

(b) Including AXA RE, other non life run-off businesses managed by AXA Liabilities Managers and AXA RE Life.

AXA CORPORATE SOLUTIONS ASSURANCE

			(in Euro million)
	2007	2006 Published	2005 Restated (b)	2005 Published
Gross revenues	1,823	1,697	1,614	1,614
Current accident year loss ratio (net)(a)	94.1%	88.7%	88.9%	88.9%
All accident year loss ratio (net)	87.8%	87.3%	87.9%	87.9%
Net technical result	220	207	189	189
Expense ratio	12.3%	12.8%	12.9%	12.9%
Net investment result	163	144	123	123
Underlying operating earnings before tax	161	144	110	110
Income tax expenses / benefits	(63)	(59)	(37)	(37)
Net income from investments in affiliates and associates	-	-	-	-
Minority interests	(1)	(1)	(1)	(1)
Underlying earnings group share	97	84	72	72
Net capital gains or losses attributable to shareholders net of income tax 1	27	32	20	30
Adjusted earnings group share	124	116	92	102
Profit or loss on financial assets (under fair value option) & derivatives	1	1	5	(5)
Exceptional operations (including discontinued operations)	-	-	-	-
Goodwill and other related intangibles impacts	-	-	-	-
Integration costs	-	-	-	-
Net income group share	125	117	97	97

(a) Current accident year claim charges (including claims handling expenses) / Current accident year earned revenues (excluding premium adjustments on previous years).

(b) Restated means: transfer of the forex impact from adjusted earnings to net income.

Gross revenues increased by €125 million (or +7%) to
€1,823 million driven by portfolio developments in Marine,
Property, Motor and Construction.

The net technical result increased by €13 million to
€220 million:

-   The current accident year net technical result decreased
by €74 million to €105 million mainly due to higher large
losses (€+88 million to €274 million) and a decrease in
premium rates especially in Aviation and Property.

-   The prior accident year net technical result increased
by €87 million to €115 million due to positive reserve
developments in Marine, Property and Aviation.

As a consequence, the all accident year loss ratio increased by 0.5 point to 87.8%.

Expenses increased by €14 million to €220 million resulting
from a commission increase (€+17 million to €106 million)
following both (i) an activity growth and an exceptional
impact in 2006 (the non-renewal of a large motor contract
with high commission rate), and (ii) a slight general expenses decrease (€-3 million).

Expense ratio decreased by 0.5 point to 12.3%.

As a result, the combined ratio remained stable at 100.1%.

Net investment result increased by €18 million to
€163 million due to a higher asset base.

Income tax expenses increased by €4 million to €-63 million
with the effective tax rate decreasing by 1.9 point mainly due to the activation of past years tax deficits in Germany.

As a consequence, underlying earnings increased by
€13 million to €97 million.

Adjusted earnings increased by €8 million to €124 million
resulting from the underlying earnings increase and partly
offset by a decrease of €5 million to €27 million of realized gains.

Net income increased by €7 million to €125 million in line
with adjusted earnings evolution.

AXA CESSIONS

Underlying earnings decreased by €1 million to €13 million
mainly as a result of Kyrill storm (€-3 million impact).

AXA ASSISTANCE

Gross revenues increased by 15% to €809 million or +16%
on a comparable basis mainly due to Home Serve business
in the United Kingdom (€+27 million), increased premiums
in Travel business in Germany (€+15 million) and a good
commercial performance in France.

Underlying earnings decreased by €2 million to €19 million
mainly due to a provision for litigation.
Excluding this exceptional one-off expense, underlying
earnings amounted to €26 million.

Adjusted earnings and net income decreased by €3 million
to €19 million in line with underlying earnings evolution.

OTHER INTERNATIONAL ACTIVITIES

Underlying earnings increased by €78 million to €89 million.
Excluding the contribution of Winterthur and on a constant
exchange rate basis, underlying earnings increased by
€61 million mainly due to (i) the continuous favourable loss reserve development on some run-off portfolios in 2007
(€117 million pre-tax including AXA RE run-off), (ii) lower
reserve strengthening on Asbestos, and (iii) €19 million
improvement in Life run-off portfolio fully explained by the cost of fully hedging the remaining exposure of this portfolio in 2006.
Winterthur contribution amounted to €19 million, notably
due to the favourable run-off development.

Adjusted earnings increased by €45 million to €84 million.
Excluding Winterthur contribution and on a constant exchange rate basis, adjusted earnings increased by €28 million (+72%)
reflecting the underlying positive impact (€+61 million), partly offset by lower net realized gains (€-32 million). Winterthur contribution amounted to €19 million.

Net income decreased by €8 million to €84 million. Excluding
Winterthur contribution and on a constant exchange rate
basis, net income decreased by €25 million (-27%) mainly
as a result of the non recurring €66 million gain after tax
on the sale of AXA RE's business in 2006 partly offset by
the €+28 million improvement in adjusted earnings, and
the €12 million charge in 2006 related to the impairment of
the goodwill formerly allocated to the reinsurance business.
Winterthur contribution amounted to €19 million.

> 2.3 ACTIVITY REPORT

Asset Management Segment

The following tables present the consolidated gross revenues, underlying earnings, adjusted earnings and net income for the Asset Management Segment for the periods indicated.

CONSOLIDATED GROSS REVENUES			(in Euro million)
		2007	2006	2005
AllianceBernstein		3,277	3,102	2,581
AXA Investment Managers		2,006	1,679	1,195
TOTAL		5,283	4,781	3,776
Intercompany transactions		(420)	(375)	(343)
Contribution to consolidated gross revenues		4,863	4,406	3,433

			(in Euro million)
UNDERLYING, ADJUSTED EARNINGS AND NET INCOME	2007	2006 Published	2005 Restated(a)	2005 Published
AllianceBernstein	314	302	240	240
AXA Investment Managers	276	206	156	156
UNDERLYING EARNINGS	590	508	396	396
Net realized capital gains or losses attributable to shareholders	1	1	6	5
ADJUSTED EARNINGS	591	509	402	402
Profit or loss on financial assets (under fair value option) & derivatives	3	10	10	11
Exceptional operations (including discontinued operations)	(2)	91	3	3
Goodwill and related intangibles impacts	-	-	(4)	(4)
Integration costs	(5)	-	-	-
NET INCOME	588	610	411	411

(a) Restated means the transfer of the forex impact from adjusted earnings to net income.

ALLIANCEBERNSTEIN

		(in Euro million)
	2007	2006	2005
Gross revenues	3,277	3,102	2,581
Net investment result	2	23	(21)
Total revenues	3,279	3,125	2,560
General expenses	(2,306)	(2,204)	(1,852)
Underlying operating earnings before tax	973	921	707
Income tax expenses / benefits	(313)	(260)	(193)
Net income from investment in affiliates and associates	-	-	-
Minority interests	(346)	(359)	(274)
Underlying earnings group share	314	302	240
Net capital gains or losses attributable to shareholders net of income tax	1	1	6
Adjusted earnings group share	315	303	246
Profit or loss on financial assets (under fair value option) & derivatives	-	-	-
Exceptional operations (including discontinued operations)	(2)	91	8
Goodwill and other related intangibles impacts	-	-	-
Integration costs	-	-	-
Net income group share	313	394	254
Average exchange rate: 1,00 € = $	1.3699	1.2563	1.2453

Assets under management ("AUM") decreased by €0.7 billion
to €543 billion, as the strong global net inflows of €23 billion across all client categories (€13 billion from institutional clients,
€4 billion from retail clients and €6 billion from private clients)
and the €37 billion market appreciation were offset by a
negative €62 billion exchange rate impact.

Gross revenues increased by 15% on a comparable basis to
€3,277 million, largely due to higher base fees (+25%, with
+28% in institutional clients, +20% in retail clients and +24%
in private clients) driven by higher average assets under
management (+21%) partly offset by lower performance fees
(-66%), especially on hedge funds. Other revenues (mainly
distribution fees, institutional research and other fees) were up 10%.

General expenses increased by €102 million to €-2,306 million.
On a constant exchange rate basis, general expenses increased by €310 million (+14%), mainly due to higher compensation
expenses (€+228 million) from higher headcount, increased
occupancy from expansion of offices in New York and overseas
(€+25 million) and higher technology costs (€+29 million),
offset by lower professional fees (€-14 million).

The underlying cost income ratio improved by 0.4 point
to 66.8%.

Income tax expenses increased by €53 million to €-313 million.
On a constant exchange rate basis, income tax expenses
increased by €81 million (+31%) due to +15% higher pre tax-
earnings and a higher effective tax rate resulting from increased earnings from foreign subsidiaries.

As a result of the acquisition of 8.16 million private units in February 2007, AXA Financial's ownership interest in
AllianceBernstein increased 3 points from approximately 60.3%
at December 31,2006 to 63.2% at December 31, 2007.

Underlying earnings increased by €13 million (+4%), or
€41 million on a constant exchange rate basis to €314 million of which €+16 million due to the increased ownership interest.

Adjusted earnings increased by €13 million to €315 million.
On a constant exchange rate basis, adjusted earnings
increased by €41 million (+14%) in line with the underlying
earnings evolution.

Net income decreased by €80 million to €313 million. On
a constant exchange rate basis, net income decreased by
€52 million (-13%) as higher underlying earnings were
more than offset by the non-recurrence of 2006 one-time
items of €85 million, mainly dilution gain from the issuance of AllianceBernstein Holding units and related reversal of
deferred tax Liability from prior period (€81 million).

AXA INVESTMENT MANAGERS ("AXA IM")

			(in Euro million)
	2007	2006 Published	2005 Restated (a)	2005 Published
Gross revenues	2,006	1,679	1,195	1,195
Net investment result	38	30	27	27
Total revenues	2,043	1,709	1,222	1,222
General expenses	(1,577)	(1,330)	(956)	(956)
Underlying operating earnings before tax	466	379	267	267
Income tax expenses / benefits	(141)	(132)	(78)	(78)
Net income from investment in affiliates and associates	-	-	-	-
Minority interests	(49)	(41)	(32)	(32)
Underlying earnings group share	276	206	156	156
Net capital gains or losses attributable to shareholders net of income tax	-	-	-	(1)
Adjusted earnings group share	276	206	156	156
Profit or loss on financial assets (under fair value option) & derivatives	3	10	10	11
Exceptional operations (including discontinued operations)	-	-	(5)	(5)
Goodwill and other related intangibles impacts	-	-	(4)	(4)
Integration costs	(5)	-	-	-
Net income group share	274	216	156	156

(a) Restated means: transfer of the forex impact from adjusted earnings to net income.

Assets under management (AUM) increased by €64 billion
to €548 billion from year-end 2006 (+13% on a reported
basis). This variation was driven by €5 billion Net New Money
(including €5 billion from third-party institutional clients),
€7 billion market appreciation and €68 billion change in
scope (mainly from the integration of Winterthur), partly
offset by €-16 billion unfavorable exchange rate variation.

Gross revenues increased by €327 million (+19%) to
€2,006 million on a reported basis. On a comparable basis,
gross revenues increased by 21% mainly due to higher
average assets under management. The favorable client
and product mix evolution was offset by a slight decrease in performance fees.

General expenses increased by €247 million (+19%) to
€-1,577 million on a reported basis at a lower pace than

revenues. This evolution was mainly explained by more
commissions paid to third-party agents (directly correlated
with the increase in revenues), more staff to support the
business development, and higher staff incentive.

Underlying cost income ratio improved by 0.7 point from
68.3% to 67.6%.

Underlying and adjusted earnings increased by €70 million
to €276 million on a reported basis.

Net income increased by €58 million to €274 million on
a reported basis mainly driven by the underlying earnings
growth as the negative change in fair value of "AWF and FIIS
US" Libor plus funds[1] (€-45 million net of tax) was partly offset by positive impacts from carried interests, forex and real estate funds.

(1) On July 23, 2007, AXA Investment Managers (AXA IM) announced that, based on the assessment that the U.S. Mortgage-Backed and Structured Securities' markets were experiencing a liquidity crisis, AXA IM had taken exceptional and temporary steps in order to ensure that redemptions incurred by the U.S Libor Plus strategy would not induce further pressure, by ensuring liquidity in the funds. In particular, AXA IM agreed to match all redemptions that will be carried out by clients in these funds in subscribing a number of shares equal to the number redeemed at the prevailing NAV, and that up until market liquidity gets back to normal. At December 31, 2007, AXA IM marked-to-market investment in Libor Plus funds was €305 million.

> 2.3 ACTIVITY REPORT

Banking

The following tables present the consolidated gross revenues, underlying earnings, adjusted earnings and the net income attributable to AXA's Banking for the periods indicated.

CONSOLIDATED GROSS REVENUES		(in Euro million)
	2007	2006	2005
AXA Bank (Belgium)	246	306	339
AXA Banque (France)	85	59	70
Others(a)	43	32	28
TOTAL	374	397	437
Intercompany transactions	(35)	(19)	(13)
Contribution to consolidated gross revenues	339	377	424

(a) Includes notably German banks.

UNDERLYING, ADJUSTED EARNINGS AND NET INCOME		(in Euro million)
	2007	2006	2005
AXA Bank (Belgium)	40	21	50
AXA Banque (France)	-	-	(8)
Others(a)	(4)	(3)	3
UNDERLYING EARNINGS	36	18	44
Net realized capital gains or losses attributable to shareholders	(5)	8	6
ADJUSTED EARNINGS	31	26	50
Profit or loss on financial assets (under fair value option) & derivatives	-	(15)	8
Exceptional operations (including discontinued operations)	-	(1)	2
Goodwill and related intangibles impacts	-	-	-
Integration costs	(25)	-	-
NET INCOME	6	10	60

(a) Includes notably German banks.

AXA BANK (BELGIUM)
Net banking revenues were down €-60 million or 20% to
€246 million. On a comparable basis (since the first half year
2007, commissions paid on deposit accounts and current
accounts are included in commercial margin and not anymore
in Distribution commissions), net banking revenues were
down €-38 million or 15%, in the context of an unfavourable
yield curve and higher refinancing costs following higher
short term interest rates.

Underlying earnings increased by €19 million to €40 million
mainly due to an increase in commercial margin (€+18 million)
and a decrease in expenses (€+17 million) partly offset by
lower fixed income capital gains (€-16 million) and higher
credit losses (€-5 million).

Adjusted earnings increased by €6 million to €35 million notably driven by the increase in underlying earnings (€+19 million)
partly offset by a decrease in capital gains on equities
(€-6 million) and an impairment charge of €7 million.

Net income decreased by €18 million to €12 million driven by higher integration costs related to early retirement pension plan (€-25 million), lower change in fair value in mutual funds
(€-14 million) and the non-recurrence of 2006 trading equities activity (€-5 million) partly offset by the change in fair value of loans covered by fair value hedge and related derivatives
(€15 million) and the increase in adjusted earnings.

AXA BANQUE (FRANCE)
Underlying and adjusted earnings remained stable at
breakeven.

Net income increased by €14 million to €-4 million, reflecting a €14 million less negative impact of the change in fair value of macro-hedge derivatives instruments (from €-17 million
to €-4 million).

OTHER
AXA BANK (Germany)

Net banking revenues decreased by €3 million to €24 million
mainly due to increasing refinancing expenses for the credit business.

Underlying earnings, adjusted earnings and net income

decreased by €4 million to €-2 million due to lower revenues and higher expenses.

> 2.3 ACTIVITY REPORT

Holdings and other companies

The Holdings and other companies consist of AXA's non- operating companies, including mainly AXA parent company, AXA France Assurance, AXA Financial, AXA Asia Pacific	Holdings, AXA United Kingdom Holdings, AXA Germany Holdings, AXA Belgium Holdings, CDOs and real estate companies.

UNDERLYING, ADJUSTED EARNING AND NET INCOME				(in Euro million)
	2007	2006 Restated (a)	2006 Published	2005 Restated(b)	2005 Published
AXA	(224)	(219)	(219)	(203)	(282)
Other French holdings companies	(9)	1	1	(12)	(12)
Foreign holdings companies	(202)	(239)	(239)	(255)	(255)
Others (c)	20	33	33	23	23
UNDERLYING EARNINGS	(414)	(424)	(424)	(448)	(527)
Net realized capital gains or losses attributable to shareholders	27	23	23	39	6
ADJUSTED EARNINGS	(388)	(402)	(401)	(409)	(520)
Profit or loss on financial assets (under fair value option) & derivatives	(365)	(341)	(341)	30	(4)
Exceptional operations (including discontinued operations)	483	31	30	(99)	(99)
Goodwill and related intangibles impacts	-	-	-	-	-
Integration costs	(17)	-	-	-	-
NET INCOME	(287)	(712)	(712)	(478)	(623)

(a) Restated in full year 2006 means the restatement of The Netherlands' activities as discontinued businesses.

(b) Restated in full year 2005 means: (i) transfer of the forex impact from adjusted earnings to net income, (ii) following clarification of IFRIC agenda committee following IASB decision, AXA reclassified TSDI instruments (perpetual subordinated debts) into shareholders' equity with impact on net income, and (iii) the restatement of The Netherlands' activities as discontinued businesses.

(c) Includes notably CDOs and Real Estate entities.

AXA[1]Underlying earnings decreased by €4 million to €-224 million mainly due to:

-  €+77 million profit linked to foreign currency options hedging
AXA Group underlying earnings denominated in foreign
currencies (2007 dollar earnings hedged at 1.28$/€ compared
to 1.37 average rate),

-  €+59 million due to a lower financial charge mostly
related to a strengthening of the Euro (versus main other
currencies) which reduced the interest charge denominated
in foreign currencies and a positive carry (notably Yen/
Euro) on interest swaps backing debts,

-  €-36 million higher expenses including higher AXA
trademark support further to Winterthur acquisition,

-   and €-108 million due to the non-recurrence of 2006
positive items of which (i) €69 million financial income
on proceeds from Winterthur financing (capital increase

and Perpetual Deeply Subordinated Debts issues) and (ii)
€39 million tax benefit.

Adjusted earnings decreased by 22 million to €-212 million
including a €17 million decrease in realized capital gains.

The mark to market of derivatives non eligible to hedge
accounting is booked in net income which accounted for
€-218 million on interest rate derivatives and €-85 million
on foreign exchange instruments notably covering debt
instruments accounted for in shareholders' equity. Compared
to 2006, net income was up €52 million to €-532 million
of which:

-  €+91 million change in the mark to market of interest rate and foreign exchange derivatives instruments, and

-  €-17 million of Winterthur integration costs (wind down
costs related to the head office).

(1) All the figures are after tax.

OTHER FRENCH HOLDING
COMPANIES

AXA France Assurance
Underlying earnings decreased by €10 million to €-23 million mainly due to higher tax expenses (€+12 million) resulting
from higher dividends (eliminated in consolidation) received from operational entities.

Adjusted earnings decreased by €14 million to €-25 million
resulting from the underlying earnings decrease.

Net income decreased by €18 million to €-25 million
resulting from the adjusted earnings decrease and the non
recurring 2006 tax gain (€3 million).

Other French holdings
Underlying earnings remained stable to €14 million.

Adjusted earnings increased by €19 million to €34 million
due to realized capital gains on shares by €20 million.

Net income decreased by €25 million mainly due to the change in fair value of derivatives not eligible to hedge accounting (a
€30 million loss versus a €15 million profit in 2006).

FOREIGN HOLDING COMPANIES
AXA Financial Inc.
Underlying earnings increased by €30 million (+22%) to
€-105 million. On a constant exchange rate basis, underlying earnings increased by €21 million (+16%) due to a €23 million decrease in stock based compensation, partially offset by
higher interest expense on new intercompany borrowings
from AXA in 2007.

Adjusted earnings increased by €30 million (+22%) or
€+20 million (+15%) on a constant exchange rate basis to
€-105 million.

Net income decreased by €36 million (-47%) to €-112 million.
On a constant exchange rate basis, net income decreased
€46 million (-60%) reflecting the non-recurrence of an
after-tax gain related to the sale of Advest and an exceptional adjustment to taxes, both in 2006, and a negative impact from the mark to market on interest rate swaps, partially offset by an after-tax gain on the sale of Frontier Trust in 2007.

AXA Asia Pacific Holdings[1,2]Underlying earnings remained stable at €-24 million. A reduction in net interest expense was offset by the relative EUR/
AUD foreign exchange impact. Adjusted earnings and net income increased by €2 million and €5 million respectively mainly due to relative AUD/NZD and AUD/USD foreign exchange impacts.

AXA UK Holdings
Underlying earnings increased by €89 million to nil. Excluding
Winterthur and on a constant exchange rate basis, underlying earnings increased by €84 million principally resulting from the non recurring release in 2007 of a €66 million deferred
tax provision held against un-remitted earnings as well as
€8 million arising from a reduction in tax provision following the decrease in Corporation Tax rate.
Winterthur contribution amounted to €5 million.

Adjusted earnings increased by €89 million to nil in line
with the evolution of underlying earnings.

Net income increased by €59 million to €-27 million, or
€55 million excluding Winterthur and on a constant exchange
rate basis, as the growth in adjusted earnings was partly
offset by the negative foreign exchange rate impact on a
euro denominated intercompany loan.

German Holding companies
Underlying earnings decreased by €64 million to €-35 million.
Excluding Winterthur, underlying earnings decreased by
€29 million (-102%) primarily driven by the absence of positive one-off impact related to the recognition of the corporate tax refund of €30 million in 2006.
Winterthur contribution amounted to €-35 million.

Adjusted earnings and net income decreased by €57 million
to €-38 million. Excluding Winterthur, adjusted earnings and net income decreased by €20 million (-104%) in line with
the underlying earnings evolution, partly offset by the non-
recurrence of a €10 million impairment on a participation
in 2006.

Belgium Holding companies
Underlying earnings decreased by €6 million to €-16 million
due to €-9 million taxes on higher received dividends partly compensated by €+6 million related to the interest income
on a €1 billion loan granted to AXA SA following the sale of
AXA Netherlands.

Adjusted earnings decreased by €-8 million to €-16 million
in line with underlying earnings evolution.

Net income increased by €471 million to €462 million
following the sale of the Dutch activities end of August to
SNS REAAL. It was decided to present all their contributions
(result up to the closing date €74 million and gains on
disposal €406 million) in one Geographical and Activity
segment in view to isolate this 2007 non-recurring event.
Belgium was chosen since it is the main shareholder of the
former AXA Netherland subsidiary, but also because the
gain was only realized on the historical AXA activities; the other shareholders are Germany Holding (for the former DBV
activities) and Switzerland Life and Holding (for the former
Winterthur activities).

OTHER
CFP subgroup
Underlying earnings decreased by €16 million to €18 million
due to lower contribution of the run-off portfolios in 2007.

(1) All comparisons to prior year figures are on a constant exchange rate basis.

(2) AXA interest in AXA Asia Pacific Group is 53.86% broken down into 53.00% direct interest holding and an additional 0.86% owned by the AAPH Executive plan trust.

> 2.3 ACTIVITY REPORT

Outlook

2008 has started in a less favorable environment with very
volatile and bearish equity markets, a continuation of the
liquidity crisis, concerns about a slowdown of the world
economic qrowth, lower interest rates and high credit
spreads.

In this environment and assuming equity markets stabilize
at current levels, AXA should achieve positive revenue and
underlying earnings growth in 2008:

- In the Life & Savings segment (50% of earnings1), AXA
should continue to benefit from positive cash-flows as both
our general account products and unit linked products

with secondary guarantees are well-suited for customers
in the current environment.

-  Our Property & Casualty and International businesses (39%
of earnings1) should continue to benefit from our strong
and growing market positions as well as from a gradual
positive turn of the cycle in some of AXA's markets.

-  Asset Management (11% of earnings1) mix of assets, tiqht
expense management and long term track record should
partly offset the negative impact from equity markets.

Our Ambition 2012 program continues as planned.

(1) Underlying earnings excluding Banking and Holdings and other companies segments.

> 2.3 ACTIVITY REPORT

Glossary

Comparable basis for revenues and annualized
premiums equivalent
On a comparable basis means that the data for the current
year period were restated using the prevailing foreign
currency exchange rate for the same period of prior year
(constant exchange rate basis). It also means that data in
one of the two periods being compared were restated for
the results of acquisitions, disposals and business transfers
(constant structural basis) and for changes in accounting
principles (constant methodological basis).

Adjusted earnings represent the net income (group share)
before:

(i) The impact of exceptional operations (primarily change
in scope, including integration costs related to a newly
acquired company during the considered full year
accounting period).

(ii) Goodwill and other related intangible impacts, and

(iii) Profit and loss on financial assets accounted for under fair value option (excluding assets backing contract
liabilities for which the financial risk is borne by the
policyholder) and derivatives related to invested assets
(including all impacts of foreign exchange in particular
the ones related to currency options in earnings
hedging strategies, but excluding derivatives related to
insurance contracts evaluated according to the "selective
unlocking" accounting policy).

Underlying earnings correspond to adjusted earnings

excluding net realized capital gains attributable to

shareholders.

Net realized gains or losses attributable to shareholders

include:

-  realized gains and losses (on assets not designated
under fair value option or trading assets) and change in
impairment valuation allowance, net of tax,

-  related impact on policyholder participation net of tax (Life business),

-  DAC and VBI amortization or other reactivity to those
elements if any (Life business).

Earnings Per Share (EPS) represent AXA's consolidated
adjusted earnings, divided by the weighted average number
of outstanding ordinary shares.

Diluted earnings per share (diluted EPS) represent AXA's
consolidated earnings, divided by the weighted average
number of outstanding ordinary shares, on a diluted basis
(that is to say including the potential impact of all outstanding dilutive stock-options being exercised performance shares, and conversion of existing convertible debt into shares provided that their impact is not anti-dilutive).

Life & Savings Margin Analysis
Life & Savings Margin Analysis is presented on an underlying basis.

Even though the presentation of Margin Analysis is not the
same as the Statement of Income (underlying basis), it is
based on the same GAAP measures as used to prepare the
Statement of Income in accordance with IFRS. As a result, the operating income under the Margin Analysis is equal to that
reported in AXA's Statement of Income for the segment.

There are certain material differences between the detailed
line-by-line presentation in the Statement of Income and the components of Margin Analysis as set out below.
- For insurance contracts and investment contracts with
Discretionary Participation Features (DPF):

(i) Gross premiums (net of deposits), fees and other
revenues are allocated in the Margin Analysis based
on the nature of the revenue between "Fees and
Revenues" and "Net Technical Margin".

(ii) Policyholders' interest in participating contracts
is reflected as a change in insurance benefits in
the Statement of Income. In the Margin Analysis, it
is allocated to the related margin, that is primarily
the "Investment Margin" and the "Net Technical
Margin".

(iii) The "Investment Margin" represents the net
investment result in the Statement of Income
and is adjusted to take into account the related
policyholders' participation (see above) as well as
changes in specific reserves linked to invested assets'
returns and to exclude the fees on (or contractual
charges included in) contracts with the financial risk
borne by policyholders, which are included in "Fees
and Revenues".

(iv) Change in URR (Unearned Revenue Reserve -
capitalization net of amortization) is presented in the
line "Change in unearned premiums net of unearned
revenues and fees" in the underlying Statement
of Income, whereas it is located in the line "Fees &
Revenues" in the Margin Analysis.

- For investment contracts without DPF:

(i) Deposit accounting is applied. As a consequence, fees
and charges related to these contracts are presented
in the underlying Statement of Income within Gross
consolidated revenues on a separate line, and in
Margin Analysis in the lines "Fees & Revenues" and
"Net Technical Margin",

(ii) Change in UFR (Unearned Fees Reserve- capitalization
net of amortization) is presented in the line "Change in
unearned premiums net of unearned revenues & fees" in
the underlying Statement of Income, whereas it is located
in the line "Fees & Revenues" in the Margin Analysis.

Underlying investment margin includes the following

items:

(i) Net investment income.

(ii) Interests and bonuses credited to policyholders and
unallocated policyholder bonuses (and the change in
specific reserves purely linked to invested assets returns)
related to the net investment income.

Underlying fees & revenues include:

(i) Revenues derived from mutual fund sales (which are part
of consolidated revenues),

(ii) Loading charged to policyholders on premiums / deposits and fees on funds under management for separate
account (unit-linked) business,

(iii) Loading on (or contractual charges included in) premiums
/ deposits received on all non unit-linked product lines,

(iv) Deferral income such as capitalization net of amortization of URR (Unearned Revenue Reserve) and UFR (Unearned
Fee Reserve),

(v) Other fee revenues, e.g., fees received on financial
planning or sales of third-party products.

Underlying net technical result includes the following
components:

(i) Mortality/morbidity margin: The amount charged to the
policyholder in respect of mortality/morbidity for the
related period less benefits and claims. It is equal to the
difference between income for assuming risk and the
actual cost of benefits, including changes in valuation
assumptions and additional reserves for mortality risk.
This margin does not include the claims handling costs
and change in claims handling cost reserves.

(ii) Surrender margin: The difference between the benefit
reserve and the surrender value paid to the policyholder
in the event of early contract termination.

(iii) Policyholder bonuses if the policyholder participates in the risk margin.

(iv) Other changes in insurance reserves and economic
hedging strategy impacts related to insurance contracts
valuated according to the "selective unlocking" accounting
policy allowing Liability adjustment so as to better reflect the current interest rates for these contracts.

(v) Ceded reinsurance result.

Underlying expenses are:

(i) Acquisition expenses, including commissions and general
expenses allocated to new business, related to insurance
products as well as to other activities (e.g., mutual fund
sales).

(ii) Capitalization of acquisition expenses linked to new
business: Deferred Acquisition Costs (DAC) and net rights
to future management fees only for investment contracts
without DPF.

(iii) Amortization of acquisition expenses on current year and prior year new business, including the impact of interest
capitalized: amortization charge for Deferred Acquisition
Costs (DAC) and net rights to future management fees
only for investment contracts without DPF.

(iv) Administrative expenses.

(v) Claims handling costs.

(vi) Policyholder bonuses if the policyholder participates in the expenses of the company.

Underlying VBI amortization includes VBI (Value of
Purchased Life Business In-force) amortization related
to underlying margins, as well as amortization of other
intangibles related to the inforce business.

Life & Savings underlying cost income ratio: Underlying
expenses plus underlying VBI amortization divided by
"underlying" operating margin, where "Underlying" operating
margin is the sum of (i) Underlying investment margin;
(ii) Underlying fees and revenues, and (iii) Underlying net
technical margin (all items defined above).

Property & Casualty (including AXA Corporate
Solutions Assurance)
Underlying net investment result includes the net
investment income less the recurring interests credited to
insurance annuity reserves.

Underlying net technical result is the sum of the following
components:

(i) Earned premiums, gross of reinsurance.

(ii) Claims charges, gross of reinsurance.

(iii) Change in claims reserves, including claims handling
costs reserves, gross of reinsurance, less the recurring
interests credited to insurance annuity reserves.

(iv) Claims handling costs.

(v) Net result of ceded reinsurance.

Underlying expense ratio is the ratio of:

(i) Underlying expenses (excluding claims handling costs), to

(ii) Earned revenues, gross of reinsurance.

Underlying expenses include two components: expenses
(including commissions) related to acquisition of contracts
(with the related acquisition ratio) and all other expenses
(with the related administrative expense ratio). Underlying
expenses excludes customer intangible amortization and
integration costs related to newly acquired company.

Current accident year loss ratio net of reinsurance is the
ratio of:

(i) [current year claims charge gross of reinsurance +
claims-handling costs + result of reinsurance ceded on
current accident year excluding the recurring interests
credited to the insurance annuity reserves], to

(ii) Earned revenues, gross of reinsurance.

All accident year loss ratio net of reinsurance is the ratio of:

(i) [all accident years claims charge gross of reinsurance
+ claims-handling costs + result of reinsurance ceded
on all accident years excluding the recurring interests
credited to the insurance annuity reserves], to

(ii) Earned revenues, gross of reinsurance.

The underlying combined ratio is the sum of (i) the
underlying expense ratio and (ii) the loss ratio (all accident years).

Asset Management
Net New Money: Inflows of client money less outflows
of client money. Net New Money measures the impact of

sales efforts, product attractiveness (mainly dependent on
performance and innovation), and the general market trend
in investment allocation.

Underlying Cost Income Ratio: general expenses including
distribution revenues / gross revenues excluding distribution fees.

2.4 Liquidity
and capital resources

Information in this section should be read in conjunction with note 4 to the Consolidated Financial Statements included in
Part V of this Annual Report and is covered by the Statutory
Auditor's Report on the Consolidated Financial Statements.

Over the past several years, AXA has expanded its insurance
and asset management operations through a combination
of acquisitions, direct investments and organic growth. This expansion has been funded primarily through a combination
of (i) proceeds from the sale of non-core businesses and
assets, (ii) dividends received from operating subsidiaries,
(iii) proceeds from the issuance of subordinated convertible debt securities, other subordinated debt securities and
borrowings (including debt issued by subsidiaries), and (iv)
the issuance of ordinary shares.

The Company and each of its major operating subsidiaries
are responsible for financing their operations. The Company, as the holding company for the AXA Group, coordinates
these activities and, in this role, participates in financing the operations of certain subsidiaries. Certain of AXA's
subsidiaries, including AXA France Assurance, AXA Financial
Inc., AXA Asia Pacific Holdings and AXA UK Plc. are also holding companies and are dependent on dividends received from their own subsidiaries to meet their obligations. Operating entities have to meet multiple regulatory constraints, in particular, a minimum solvency ratio. The level of internal dividends paid by operating entities to the Company (or other Group companies)
must therefore take into account these constraints as well as potential future regulatory changes. However, based on the
information currently available, AXA does not believe that
such restrictions constitute a material limitation on its ability to meet its obligations or pay dividends.

AXA'S INSURANCE OPERATIONS
The principal sources of funds for AXA's insurance operations are premiums, investment income and proceeds from sales
of invested assets. These funds are mainly used to pay
policyholder benefits, claims and claims expenses, policy
surrenders and other operating expenses, and to purchase
invested assets. The liquidity of the Group's insurance
operations is affected by, among other things, the overall
quality of AXA's investments and the Group's ability to
liquidate its invested assets to meet policyholder benefits
and insurance claims as they fall due.

Life & Savings
Liquidity needs can also be affected by fluctuations in the level of surrenders, withdrawals and guarantees to policyholders

including guarantees in the form of minimum income benefits
or death benefits, particularly on variable annuity business
(see Part 2.2 - "Information on the Company" Segment
Information - Life & Savings - Surrenders and lapses).

The investment strategy of AXA's Life & Savings subsidiaries is designed to match the investment returns and estimated
maturity of their investments with expected payments on
insurance contracts. Entities regularly monitor the valuation and duration of their investments and the performance
of their financial assets. Financial market performance
may affect the level of surrenders and withdrawals on life
insurance policies, as well as projected immediate and long-
term cash needs. Entities adjust their investment portfolios to reflect such considerations.

Property & Casualty and International Insurance
Liquidity needs can be affected by actual claims experience
if significantly different from the estimated claims
experience (see Note 14.6 of Part V - Consolidated Financial
Statements).

Insurance cash flows are generally positive but can be
negative in the case of exceptional events. A portion of these cash flows is invested in liquid, short-term bonds and other listed securities in order to manage the liquidity risk that may arise from such events.

Asset Management and Banking activities
These subsidiaries' principal sources of liquidity are operating cash flows, proceeds from the issuance of ordinary shares
(where applicable), drawings on credit facilities, repository agreements, and other borrowings from credit institutions.

The financing needs of asset management subsidiaries
arise from their activities, which require working capital, in particular to finance prepaid commissions on some mutual
fund-type products.

SOURCES OF LIQUIDITY
At December 31, 2007, AXA's consolidated balance sheet
included cash and cash equivalents of €17.2 billion (2006:
€19.8 billion), net of bank overdrafts of €1.5 billion (2006:
€1.3 billion). At December 31, 2007, the Company's cash
and cash equivalents amounted to €2,533 million net of
bank overdrafts (€9 million in 2007) versus €187 million
at December 31, 2006 net of bank overdrafts (€130 million
in 2006), an increase of €2,346 million in anticipation of

the financing of a stake in Russia's second largest insurer
Reso Garantia, which was announced in December 2007, and
of the third largest Mexican insurer ING Seguros, which was
announced in February 2008.

As part of its risk control system, AXA has for a number of years paid close attention to contractual clauses, particularly those that may lead to early redemption of securities issued by it. A large portion of AXA's debts consists of subordinated bonds with no early redemption clauses, except in the event of liquidation.
Early redemption clauses for debts are in general avoided by
AXA. AXA is not currently exposed to early redemption clauses that could have a significant impact on its financial structure.
Furthermore, AXA has no ratings triggers in its bank facilities.

Subordinated debt
At December 31, 2007, the Company had outstanding
subordinated debt (excluding accrued interests) of
€6,778 million (€7,862 million in 2006).

On a consolidated basis, subordinated debt (including
derivative instruments) totaled €6,146 million after taking into account all intra-group eliminations and excluding perpetual debts (TSS / TSDI, which are included in shareholders' equity, as described in Note 1.11.2 of Part V - Consolidated Financial
Statements), compared to €5,563 million at December 31,
2006.

The increase of €583 million, or €739 million increase on
a constant exchange rate basis (€156 million exchange
rate impact, mainly stemming from dollar-denominated
subordinated debt), was mainly due to the decrease in market value of interest rate swaps following the rise in rates in
the Euro zone (€578 million), the consolidation of MPS
Vita and Danni (€134 million), and a new debt in AXA Bank
Belgium (€50 million), partially offset by the repayment of
a €57 million debt by AXA RE Finance.

Starting January 2007, only the AXA's 2017 bonds are still
convertible (6.6 millions bonds at December 31, 2007). To
neutralize the dilutive impact of the 2017 convertible bonds,
AXA has purchased from a banking counterparty, for a
total cash amount equivalent to the payment proposed to
"bondholders 2017", call options on the AXA share with an
automatic exercise feature. This feature is such that one
option is automatically exercised upon each conversion of a
convertible bond. Consequently, each issuance of a new share resulting from the conversion of the bond will be offset by the delivery by the bank to AXA (and subsequent cancellation) of an AXA share. This issuance of a new share in respect of the conversion of the bond and the cancellation by AXA of the
AXA share received will offset each other. As a result of this mechanism, conversion of AXA 2017 convertible bonds will not result in an increase of AXA's outstanding shares.

At December 31, 2007, the number of shares issuable as a
result of bond conversions was 27.5 million versus 65.7 million at the end of 2006.

Movements in these items are described in Note 16 of Part V
- "Consolidated Financial Statements".

The contractual maturities of financing debts are detailed in
Note 16.4 of Part V - "Consolidated Financial Statements".

Financing debt instruments issued
The Company's financing debt instruments issued (excluding
accrued interests) totaled €3,549 million at December 31,
2007, an increase of €981 million compared to 2006
principally related to commercial paper issues.

On a consolidated basis, AXA's total financing debt instruments issued amounted to €4,535 million at December 31,2007, an
increase of €847 million from €3,688 million at the end of
2006. On a constant exchange rate basis, the increase was
€1,001 million (exchange rate movements had an impact of
€155 million), mainly due to AXA SA issues of commercial
paper (€961 million).

Movements in this item are described in Note 16 of Part V
- "Consolidated Financial Statements".

Financing debt owed to credit institutions
At December 31,2007, the amount of debt owed by AXA and
its subsidiaries to credit institutions was €175 million versus
€95 million at the end of 2006. The increase of €82 million
on constant exchange rate basis was mainly due to a new
debt in Morocco to finance the minority interests' buyout of
AXA ONA (€127 million), and the consolidation of MPS Vita
and Danni (€50 million), partially offset by a decrease of
€85 million following the sale of the Netherlands, and the
repayment of a €10 million debt in Switzerland.

Other debt (other than financing debt)
Other debt instruments issued
At December 31, 2007, other debt instruments issued totaled
€1,560 million, down from €4,715 million at the end of 2006.
The decline of €3,155 million (or €3,090 million on a constant exchange rate basis) resulted mainly from a €2,796 million
decrease following the sale of the Netherlands (included
Holland Homes SPEs, which securitized mortgages in the
Dutch DBV Life business), and a €428 million decrease in
CDO's instruments.

Other debts owed to credit institutions (including bank
overdrafts)
At December 31, 2007, other debts owed to credit institutions totaled €4,700 million (including €1,493 million of bank
overdrafts), up €704 million compared to €3,996 million at
the end of 2006 (including €1,338 million of bank overdrafts).
The increase was €745 million on a constant exchange rate
basis, and was attributable primarily to the following items:

-  a €529 million increase in Hungary due to the consolidation of ELLA Bank,

-  a €193 million increase in bank overdrafts,

-  a €164 million increase in deposits under AXA SA's
collateral agreements,

-  a first-time consolidation of real estate companies
European Retail Income Venture II (€104 million),
Real Estate Opportunity Fund II (€124 million), European
Logistics Income Venture (€90 million) and Alternative
Property Income Venture (€55 million), and a €96 million
increase in European Retail Income Venture's debt,

Partly offset by:

-  a €324 million decrease in AXA Bank Belgium term
accounts in relation with the interbanking activity
slowdown,

-  a €126 million decrease of AXA Sun Life's other debt owed to credit institutions.

Movements in this item are described in Note 17 of Part V
- Consolidated Financial Statements.

Issuance and cancellation of ordinary shares
For several years, the AXA Group has been offering to its
employees, the opportunity to subscribe for shares issued
by way of a capital increase reserved to employees. In 2007, employees invested a total of €552 million leading to a total of 22.1 million newly issued shares. Employee (including
agents) shareholders represented 5.23% of the outstanding
share capital at the end of 2007.

During 2007, AXA pursued its share repurchase program to
control the dilution arising from share-based compensation
and employee Shareplan program and to hedge the AXA Miles
granted to Group employees, as discussed below. Excluding
shares repurchased through the liquidity agreement, AXA
purchased 70.4 million of its own shares for a total amount
of €2,126 million.

On July 1, 2007, 50 free shares were allocated to each AXA
employee worldwide under the "AXA Miles" program. More
than 100,000 AXA Group employees in 54 countries will
become shareholders and - depending on the country - will
own the shares after two years (with a two year holding
period) or after four years (without any holding period),
providing they are still employed by AXA. Approved by AXA's
shareholders during the Annual Shareholders' Meeting on
May 14, 2007, the resolution pertaining to the "AXA Miles"
program authorized the Management Board to distribute
free AXA shares to all AXA employees, representing up to
0.7% of AXA's share capital. This allocation of 50 free shares constitutes the first step in the "AXA Miles" program which
is one of several key human resources initiatives of AXA's
company-wide project "Ambition 2012".

Dividends received
Dividends paid to the Company totaled €2,177 million in
2007 (2006: €1,581 million, 2005: €1,420 million), of which
approximately €213 million were in currencies other than
the Euro (2006: €109 million, 2005: €74 million). The
€596 million increase in dividends in 2007 was mainly due
to:

(i) a €550 million increase in dividends received from
European companies to €1,830 million, including a
€741 million increase from AXA France Assurance as
a result of the high level of capital gains realized in
2006. The main contributors to the €1,830 million were
AXA France Assurance and AXA Holdings Belgium, which
generated a dividend of €1,415 million and €110 million,
respectively;

(ii) a €104 million increase in dividends received from
insurance companies outside Europe to €213 million,
principally due to AXA Canada with a dividend of
€80 million;

(iii) a €58 million decrease in dividends received from
financial subsidiaries to €134 million, including
€92 million decrease linked to Compagnie Financiere
de Paris, which paid out in 2006 an exceptional dividend
of €121 million. On the other hand, the dividend paid

by AXA Investment Managers reached €73 million,
compared to €26 million in 2006, reflecting its earnings'
increase.

The Company is not subject to restrictions on dividend
payments, provided that its accumulated profits are
sufficient to cover them. However, many Group's subsidiaries, particularly insurance companies, are subject to restrictions on the amount of dividends they can pay to shareholders.
For more information on these restrictions, see Note 28.3 of
Part V - Consolidated Financial Statements.

The Company anticipates that cash dividends received from
operating subsidiaries will continue to cover its operating
expenses including planned capital investment in existing
operations, interest payments on its outstanding debts and
borrowings, and dividend payments during each of the next
three years. AXA expects that anticipated investments in
subsidiaries and existing operations, future acquisitions and strategic investments will be funded from available cash
flow remaining after payments of dividends and operating
expenses, proceeds from the sale of non-strategic assets and businesses and future issues of debt and equity securities.

USES OF FUNDS
Interests paid by the Company in 2007 totaled €938 million
(2006: €530 million, 2005: €518 million) or €646 million
after the impact of hedging derivative instruments (2006:
€408 million, 2005: €267 million). On a consolidated basis,
total interests paid in cash in 2007 were €554 million (2006:
€539 million, 2005: €568 million).

Dividends paid to AXA shareholders in 2007 totaled
€2,218 million in respect of the 2006 financial year, or
€1.06 per share, versus €0.88 per share paid in respect of
the 2005 financial year (€1,647 million in total). All of these dividends were paid in cash.

SOLVENCY MARGIN
Each insurance company within AXA is required by local
regulations to maintain a minimum solvency margin. The
primary objective of the solvency margin requirements is
to protect policyholders. AXA's insurance subsidiaries are in compliance with the applicable solvency requirements.

The solvency margin calculation is based on a formula
that contains variables related to economic, financial and
technical parameters. It also takes into account the matching of specific categories of assets and liabilities.

A European Directive dated October 27, 1998 requires a
consolidated solvency margin calculation effective for periods ending on or after December 31, 2001. France transposed this directive under an ordinance dated August 29, 2001, decreed
on March 14, 2002 and applicable from 2002. Additional
supervision of credit institutions, investment companies and insurance companies belonging to "financial conglomerates"
was introduced by the European Parliament and Council
Directive 2002/87/EC of December 16, 2002. France transposed this directive through an ordinance dated December 12, 2004,

which introduced the notion of financial conglomerate into the
Insurance Code. According to article 20 of the Insurance Code, the provisions of this ordinance applied for the first time to periods starting on or after January 1, 2005.

The various components of what the Group considers as
available capital are determined in accordance with these
regulatory requirements under Solvency I. At December 31,
2007, available managed capital amounted to €31.0 billion
(€36.9 billion at December 31, 2006 and €34.8 billion at
December 31, 2005) of which:

(i) consolidated shareholders' equity after dividend
proposal: €33.8 billion (€32.5 billion at December 31,
2006 and €25.5 billion at December 31, 2005), including
minority interests, but excluding reserves relating to
changes in fair value through equity (available for sale
assets) and deeply subordinated debts,

(ii) unrealized capital gains: €13.0 billion (€17.3 billion at
December 31, 2006 and €18.2 billion at December 31,
2005),

(iii) admitted subordinated debt: €10.1 billion (€9.9 billion at December 31, 2006 and €8.1 billion at December 31,
2005),

(iv) locally admitted assets: €2.9 billion (€3.1 billion at
December 31, 2006 and €2.4 billion at December 31,
2005),

(v) less intangible assets (excluding goodwill on
AllianceBernstein as it is part of its net consolidated
book value): €24.5 billion (€23.3 billion at December 31,
2006 and €17.5 billion at December 31, 2005) and less
the net consolidated book value of its equity interests in
credit institutions, investment companies and financial
institutions: €4.9 billion (€3.7 billion at December 31,
2006 and €3.9 billion at December 31, 2005).

AXA is not considered as a financial conglomerate. However,
in accordance with the decree of September 19, 2005,

if a company is not subject to the additional supervision
applicable to a financial conglomerate, its solvency margin
is nevertheless reduced by the amount of its equity interests in credit institutions, investment companies or financial
institutions.

In accordance with the practical methods of calculation
implemented by AXA in line with existing regulations,
AXA's adjusted solvency ratio was estimated at 154% at
December 31, 2007 compared to 186% at the end of 2006
(216% at the end of 2005). The decline resulted mainly from
the decrease of the unrealized capital gains. The calculation methodology must be reviewed by the Autorité de Controle
des Assurances et des Mutuelles (ACAM), which governs, in
France, the application of these directives.

SUBSEQUENT EVENTS AFTER
DECEMBER 31, 2007 IMPACTING
AXA'S LIQUIDITY
A dividend per share of €1.20 will be proposed at AXA's Annual
Shareholders' Meeting that will be held on April 22, 2008. The dividend will be payable on April 29, 2008 with an ex-dividend date of April 24, 2008. For individuals whose fiscal residence is in France, this dividend gives rise to a 40% tax relief equal to €0.48 per share and the 11% social contributions will be
withheld when dividend is paid. In the case of the option for an income withholding tax ("Prélèvement Libératoire"), the
11% social contributions will be withheld with an additional income tax ("Prélèvement libératoire") at 18% and the 40%
tax allowance will be not applicable.

Please refer to note 29 of Part V - "Consolidated Financial
Statements for other subsequent events".

PART III

CORPORATE GOVERNANCE,
EXECUTIVE COMPENSATION,
MAJOR SHAREHOLDERS AND

RELATED MATTERS

3.1 DIRECTORS,		3.3 DESCRIPTION OF
SENIOR MANAGEMENT		THE COMPANY'S SHARE
AND EMPLOYEES		REPURCHASE PROGRAM	154
-Governance	116
-Supervisory Board	116	3.4 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
- Supervisory Board Committees	122
- Management Board	124
- Executive Committee	128
- Subsidiaries	129
- Employees	130	- Capital Ownership	156
		- AXA subordinated convertible bonds as of December 31, 2007	158
3.2 FULL DISCLOSURE ON EXECUTIVE COMPENSATION AND SHARE OWNERSHIP		- Related party transactions, Employee Shareholders and Cross-Shareholding Agreements	158
		- Special report of the Statutory Auditors on regulated agreements and commitments	160

- Executive compensation and
Supervisory Board members fees	132
- Commitments made to Management Board and Supervisory Board members	136	3.5 THE OFFER AND LISTING
- Stock options - Performance shares and	137		162
performance units	143
- Share ownership of Management Board and Supervisory Board members	148

3.1 Directors, Senior Management
and Employees

Implementing sound corporate governance principles has been
a priority at AXA for many years. AXA's ordinary shares are
publicly traded on Euronext Paris and its ADRs and ADSs are
publicly traded on the New York Stock Exchange. Consequently,
AXA is subject to prevailing corporate governance requirements and practices in both France and the United States including the Sarbanes-Oxley Act, the French Commercial Code and
the recommendations resulting from the consolidation of the
reports from the AFEP and the MEDEF dated 1995 ("Vienot"),
1999 ("Vienot II") and 2002 ("Bouton"), which describe certain standards and practices of corporate governance for French
listed companies (hereafter the "Report AFEP / MEDEF").

GOVERNANCE
Structure: Management Board and Supervisory
Board
Since 1997, AXA has had a dual corporate governance
structure consisting of a Management Board and a
Supervisory Board. This governance structure is designed
to clearly separate the powers and responsibilities of
management from those of supervision.

AXA's Supervisory Board has established four Committees to
review specific matters and report back to the Supervisory
Board. In addition, AXA has a 14 member Executive
Committee established to assist the Management Board in
the performance of its duties.

SUPERVISORY BOARD
Role and powers
The Supervisory Board supervises the Company's activities
and reports to the shareholders. The Supervisory Board
appoints and dismisses members of the Company's
Management Board and supervises the executive management
of AXA. Members of the Management Board may also be
dismissed directly by AXA's shareholders pursuant to a
resolution duly adopted at a shareholders' meeting.

Article 12 of the Company's Bylaws specifies that the following types of transactions or issues require the prior approval of the Supervisory Board:

-  the issuance of securities with a direct or indirect claim on the equity securities of the Company;

-  proposed share buyback programs submitted to
shareholders for approval;

-  financing operations that may have a material impact on
the Company's financial position;

-  any contemplated acquisition by the Company, whatever
its form;

-  agreements to form strategic partnerships;

-  the establishment of any stock option plan or the granting of restricted shares (actions gratuites) to employees of the
Company or to employees and officers of subsidiaries, as
well as the granting of stock options or restricted shares
to members of the Management Board;

-  proposals to amend the Company's Bylaws submitted to
shareholders for approval;

-  appropriations of earnings and dividends for the previous year submitted to shareholders for approval; and

-  interim and final dividend payment dates.

Operating procedures
The guidelines governing the operation, organization and
compensation of the Supervisory Board and its Committees
are set forth in the Board's Rules of Procedure, which notably describes the powers, the missions and the duties of the
Supervisory Board and its Committees.

The Supervisory Board meets at least five times a year.
Prior to each meeting, Supervisory Board members receive
documentation concerning matters to be reviewed, generally
eight days in advance.

The Company's Bylaws require members of the Supervisory
Board to own at least 100 AXA ordinary shares. In addition,
to ensure that their interests and those of the Company are
appropriately aligned, the Board's Rules of Procedure provide that Supervisory Board members must own AXA shares in
an amount at least equal to the amount of directors fees
received in the course of any given year.

Composition
On December 31,2007, the Supervisory Board was comprised
of 14 members elected by the shareholders. Currently,
4 members of the Supervisory Board are nationals of
countries other than France. In accordance with French law,
one member of the Supervisory Board is elected by the
Company's shareholders every four years from among a
list of candidates selected by the employee shareholders of
the AXA Group pursuant to an internal selection process. No
member of the Supervisory Board is elected directly by the
employees. The Supervisory Board does not have any non
voting members (censor).

The Supervisory Board has assessed the independence of
all of its members on the basis of the recommendations
contained in the Report AFEP / MEDEF and, for the
members of the Audit Committee, on the basis of

the criteria set forth in the Sarbanes-Oxley Act. As of

February 27, 2008, ten of the fourteen Supervisory Board

members are independent members in accordance with

the criteria established in the Report AFEP / MEDEF, as

appreciated by the Supervisory Board or the American

Sarbanes-Oxley Act: Dominique Reiniche, Leo Apotheker,

Jacques de Chateauvieux, Norbert Dentressanqle,

Jean-Martin Folz, Anthony Hamilton, Henri Lachmann,

Gerard Mestrallet, Giuseppe Mussari and Ezra Suleiman. In

addition, the Supervisory Board has determined that all the

members of the Audit Committee meet the independence criteria set forth in the Sarbanes-Oxley Act.

Composition of the Supervisory Board on December 31, 2007

Name (age) and office presently held at AXA	Principal occupation (as of December 31, 2007)	Principal business address	First appointment / term of office
Claude Bébéar	Chairman of the Supervisory	AXA	June 1988/2008
(72)	Board of AXA	25, avenue Matignon	Annual General
Chairman of the Supervisory Board		75008 Paris	Meeting
Jean-René Fourtou	Chairman of the Supervisory	Vivendi	April 1990/2011
(68)(c)	Board of Vivendi	42, avenue de Friedland	Annual General
Vice-Chairman of the Supervisory Board (d)		75008 Paris	Meeting
Leo Apotheker	Deputy CEO and President	SAP	February 2005/
(54)(a)(c)	Customer Solutions & Operations	141, bd Haussmann	2011 Annual General
Member of the Supervisory Board	of SAP AG	75008 Paris	Meeting
Jacques de Chateauvieux	Chairman and CEO of BOURBON	BOURBON	April 2005/2009
(57)(a)		33, rue du Louvre	Annual General
Member of the Supervisory Board(e)		75002 Paris	Meeting
Norbert Dentressangle	Chairman and CEO of Financière	Financière Norbert	May 2006/2010
(53)(a)	Norbert Dentressangle	Dentressangle- BP83	Annual General
Member of the Supervisory Board		Les Pierrelles Beausemblant 26241 Saint-Vallier-sur-Rhone Cedex	Meeting
Jean-Martin Folz	Chairman of the AFEP (Association Française des Entreprises Privées)	AFEP	May 2007/2011
(61)(a)(b)		11, avenue Delcasse	Annual General
Member of the Supervisory Board		75008 Paris	Meeting
Anthony Hamilton	Non-executive Chairman of AXA UK PLC (United Kingdom) and AXA Equity and Law (United Kingdom)	AXA UK PLC	January 1996/2009
(66)(a)		5 Old Broad Street	Annual General
Member of the Supervisory Board		London EC2N1AD	Meeting
UK
Henri Lachmann	Chairman of the Supervisory	Schneider Electric	May 1996/2009
(69) (a)	Board of Schneider Electric	43-45, bd Franklin Roosevelt	Annual General
Member of the Supervisory Board		92500 Rueil-Malmaison	Meeting
Gerard Mestrallet	Chairman and CEO of Suez	Suez	January 1997/2011
(59) (a)(c)		16, rue de la Ville I'Eveque	Annual General
Member of the Supervisory Board		75008 Paris	Meeting
Giuseppe Mussari	Chairman of the Board of Banca Monte dei Paschi di Siena S.p.A. (Italy)	Banca Monte dei Paschi	May 2007/2011
(45) (a)(b)		di Siena S.p.A.	Annual General
Member of the Supervisory Board		Piazza Salimbeni, 3 53100 Siena - Italy	Meeting
Michel Pébereau	Chairman of the Board of	BNP Paribas	January 1997/2009
(66)	Directors of BNP Paribas	3, rue dAntin	Annual General
Member of the Supervisory Board		75002 Paris	Meeting
Mrs. Dominique Reiniche	Chairman Europe of	The Coca-Cola Company	April 2005/2009
(52)(a)	The Coca-Cola Company	Groupe Europe	Annual General
Member of the Supervisory Board		27, rue Camille Desmoulins 92784 Issy-les-Moulineaux Cedex9	Meeting
Ezra Suleiman	Professor of Political Sciences at	EPS/PIIRS	April 2003/2011
(66)(a)(c)	the University of Princeton	Aaron Burr Hall Princeton	Annual General
Member of the Supervisory Board	(United States)	University Princeton, N.J. 08544-United States	Meeting
Jacques Tabourot	Member of the Supervisory	AXA	April 2004/2008
(62)	Board, representing the employee	25, avenue Matignon	Annual General
Member of the Supervisory Board,	shareholders	75008 Paris	Meeting
representing the employee shareholders

(a) Independent.

(b) Appointed by the shareholders on May 14, 2007.

(c) Reappointed by the shareholders on May 14, 2007.

(d) Mr. Jean-René Fourtou has resigned from his Vice-Chairman of the Supervisory Board function since February 27, 2008. He has been replaced by Mr. Jacques de Chateauvieux.

(e) Mr. Jacques de Chateauvieux has been appointed Vice-Chairman of the Supervisory Board since February 27, 2008. He has replaced Mr. Jean-René Fourtou.

At the Company's General Meeting of shareholders scheduled
for April 22, 2008:

-  Mr. François Martineau (56) is expected to be elected for a
4-year term, replacing Mr. Claude Bébéar as a member of the
Supervisory Board, whose term of office will expire at the
close of the Company's Annual Meeting of Shareholders on
April 22,2008. Mr. François Martineau is currently Attorney
at Law (Paris Bar).

-  A new "employee shareholders' representative" is expected to be elected for a 4-year term replacing Mr. Jacques Tabourot, whose term of office will expire at the close of this Meeting.

Supervisory Board activities in 2007
In 2007, the Supervisory Board met 9 times and the overall
attendance rate was 87.30%. Within the framework of its
principal missions such as described above the Supervisory
Board notably focused on the following issues:

-  review of the Group strategy;

-  examination of the financial statements for the 2006 fiscal year;

-  review of the reports of the Supervisory Board Committees;

-  authorization of the main projects of acquisitions and
disposals;

-  examination of agreements to form strategic partnerships
projects;

-  authorization of the share buyback program.

Information on current members of
the Supervisory Board

Claude BEBEAR,
Chairman of the AXA Supervisory Board
72, French nationality.
Business address
AXA - 25, avenue Matignon - 75008 Paris, France

Expertise and experience
Mr. Claude Bébéar is a graduate of the Ecole Polytechnique.
Since 1958, Mr. Bébéar has spent his entire career in the
insurance sector. From 1975 to 2000, he headed a group of
insurance companies which became AXA in 1985. Currently,
Mr. Bébéar is Chairman of the Supervisory Board of AXA.
Mr. Bébéar established and chairs the Institut du Mecenat de
Solidarity, a humanitarian and social welfare organization,
as well as the Institut Montaigne, an independent political
think tank.

Directorships currently held
AXA Assurances IARD Mutuelle, Director

AXA Assurances Vie Mutuelle, Director

BNPParibas, Director

Vivendi, Member of the Supervisory Board

Schneider Electric, Censor (non-voting member of the Board)

Previous directorships held during the last five years

FINAXA, Chairman and Chief Executive Officer

AXA Courtage Assurance Mutuelle, Director

AXA Conseil Vie Assurance Mutuelle, Director

Vivendi, Director

Schneider Electric, Director

Lor Patrimoine[1], Director

AXA Financial, Inc.[1] (United States), Director

(1) AXA Group company.

Jacques de CHATEAUVIEUX,

Vice-Chairman and Member of the AXA Supervisory Board

57, French nationality.

Business address

BOURBON - 33, rue du Louvre - 75002 Paris, France

Expertise and experience
Mr. Jacques de Chateauvieux is a graduate of the Institut
Superieur de Gestion and of Columbia University (New
York). In 1975, he joined I'Union des Transports Aeriens as a
Management auditor.
Since 1979 Mr. Jacques de Chateauvieux has been Chairman
and Chief Executive Officer of BOURBON. From 1989 to 2001,
he turned BOURBON into an international conglomerate and
then floated it an the Paris Stock Exchange in 1998. From
2001, he set about a refocusing strategy which would make
BOURBON a world leader in offshore oil and gas marine
services. Mr Jacques de Chateauvieux has been a member
of the AXA Supervisory Board since 2005.

Directorships currently held

BOURBON, Chairman and Chief Executive Officer
JACCAR, Chairman and Chief Executive Officer
SAPMER, Chairman of the Board of Directors
CBo Territoria, Chairman of the Board of Directors
Director or member of the Supervisory Board:

-  INNODIS

-  SINOPACIFIC Shipbuilding Group (China)

Previous directorships held during the last five years

Vindemia S.A.S., Chairman

Antenne Reunion Television, Chairman

Happy World Foods, Ltd, Director

Leo APOTHEKER,

Member of the AXA Supervisory Board

54, German nationality.

Business address

SAP -141, boulevard Haussmann - 75008 Paris, France

Expertise and experience
Mr. Leo Apotheker has a Bachelor's degree in Economics
& International Relations. He started his career in 1978 at
the Hebrew University as Senior Controller in the Finance
Department. In 1984, he joined Mc Cormack & Dodge as
European Operations Director. In 1988, he became Chairman
and Chief Executive Officer of SAP France & Belgium. In
1995 he was appointed Chairman (France) of SAP AG and
in 1997 he became Chief Executive Officer for South West
Europe region. In 2000, he was appointed Chairman EMEA
(Europe, Middle East and Africa) and he became member of
the Extended Management Board of SAP AG. In July 2002, he
became President Customer Solutions & Operations, Member
of the Executive Committee of SAP AG. Since March 2006,
Mr. Leo Apotheker has been President Customer Solutions &
Operations and Deputy Chief Executive Officer of SAP AG.

Directorships currently held

SAP AG, Deputy Chief Executive Officer & President Customer

Solutions & Operations

Director or member of the Supervisory Board:

-  SAP America, Inc. (United States)

-  SAP Global Marketing Inc. (United States)

-  SAP Asia Pte. Ltd (Singapore)

-  SAP JAPAN Co., Ltd (Japan)

-  SAP FRANCE S.A.

-  S.A.P. ITALIA Sistemi, applicazioni, prodotti in data
processing S.p.A. (Italy)

-  SAP Hellas "Systems Application and Data Processing S.A."
(Greece)

-  SAP (Beijing) Software System Co., Ltd (China)
Schneider Electric, Censor (non-voting member of the Board)

Previous directorships held during the last five years
SAP AG, Chairman Global Field Operations
Ginger S.A., Director

SAP Manage Ltd (Israel), Director

SAP Systems Integration AG (Germany), Director

SAP Finland Oy (Finland), Director

SAP Danmark A/S (Denmark), Director

Enigma Inc. (United States), Director

SAP Svenska Aktiebolag (Sweden), Director

Norbert DENTRESSANGLE,

Member of the AXA Supervisory Board

53, French nationality.

Business address

Financiere Norbert Dentressangle - BP 83 - Les Pierrelles -

Beausemblant - 26241 Saint-Vallier-sur-Rhone-Cedex, France

Expertise and experience
In 1979, Mr. Norbert Dentressangle founded the Norbert
Dentressangle Group, a transportation and logistics specialist, and served as its Chairman until 1998. He is currently Chairman of the Supervisory Board of Groupe Norbert Dentressangle.
Mr. Norbert Dentressangle is also, since its creation in 1988,
Chairman of the Board of Directors and Chief Executive Officer
of Financiere Norbert Dentressangle, the family-owned holding company which, in addition to a majority stake in Groupe
Norbert Dentressangle, has also held equity interests in real estate, industrial and business service firms.

Directorships currently held
Financiere Norbert Dentressangle, Chairman and Chief
Executive Officer

Groupe Norbert Dentressangle, Chairman of the Supervisory

Board

Financiere de Cuzieu (SAS), Chairman

ND Investissements (SAS), Chairman

SOFADE (SAS), Chief Executive Officer

Director or member of the Supervisory Board:

-  SEB

-  SOGEBAIL

Previous directorships held during the last five years
Director or member of the Supervisory Board:
-  FINAIXAM

-  Emin Leydier (SAS)

-  Siparex Croissance

-  Egnatia

-  Permanent Representative of Financiere Norbert
Dentressangle to the Board of'Via Location

-  Permanent Representative of Financiere Norbert
Dentressangle to the Boardo/Financiere Egnatia

Jean-Martin FOLZ,

Member of the AXA Supervisory Board

61, French nationality.

Business address

Association Frangaise des Entreprises Privees (AFEP) -

11, avenue Delcasse - 75008 Paris, France

Expertise and experience
Mr. Jean-Martin Folz is a graduate of the Ecole Polytechnique and ingenieur des Mines. Between 1975 and 1978 he held
various government cabinet positions; his last position held was head of cabinet of the Secretary of State for Industry. In
1978, he joined Rhone-Poulenc to run the Saint-Fons plant,
and then he was promoted to Senior Executive Vice-President
of Rhone-Poulenc Specialty Chemicals. In 1984, he became
Senior Executive Vice-President and then Chairman and
Chief Executive Officer of Jeumont-Schneider (a Schneider
subsidiary). In 1987, he was appointed Chief Executive Officer of Pechiney and Chairman of Carbone Lorraine (in 1988). In
1991, he became Group Chief Executive Officer of Eridania
Beghin-Say and Chairman of Beghin-Say. Jean-Martin Folz
joined PSA Peugeot Citroen in 1995 and became Chairman
in 1997. He left PSA in February 2007.

Directorships currently held
Director or member of the Supervisory Board:

-  Saint-Gobain

-  Société Generale

-  Alstom

-  Carrefour

-  Solvay (Belgium)

Previous directorships held during the last five years
Peugeot SA, Chairman of the Management Board
Automobiles Peugeot, Automobiles Citroen, Banque PSA
Finance, Peugeot Citroen Automobiles, Chairman
Faurecia, Director

Jean-René FOURTOU,

Member of the AXA Supervisory Board

68, French nationality.

Business address

Vivendi - 42, avenue de Friedland - 75008 Paris, France

Expertise and experience

Mr. Jean-René Fourtou is a graduate of the Ecole
Polytechnique. In 1963, he joined Bossard & Michel as a
consultant. In 1972, he became Chief Operating Officer of
Bossard Consultants and Chairman and Chief Executive
Officer of the Bossard Group in 1977. In 1986, he was
appointed Chairman and Chief Executive Officer of the Rhone-
Poulenc Group. From December 1999 to May 2002, he served
as Vice-Chairman and Chief Operating Officer of Aventis.
He is the Honorary Chairman of the International Chamber
of Commerce. Mr. Fourtou co-chairs the Franco-Moroccan
Economic Impetus Group created in September 2005, the
objective of which is to propose measures for the improvement of economic relations between the two countries.

Directorships currently held

Vivendi, Chairman of the Supervisory Board
Groupe Canal+, Chairman of the Supervisory Board

Director, member of the Supervisory Board or member of
the Management Committee:

-  CapGemini SA

-  Sanofi Aventis SA

-  AXA Millesimes (SAS)[1]

-  NBC Universal (United States)

-  Maroc Telecom (Morocco)

-  Nestle (Switzerland)

Previous directorships held during the last five years

Vivendi Universal, Chairman and Chief Executive Officer

Vivendi Environnement, Chairman of the Supervisory Board

AXA Assurances IARD Mutuelle, Vice-Chairman of the Board

of Directors

AXA Assurances Vie Mutuelle, Vice-Chairman of the Board

of Directors

AXA Courtage Assurance Mutuelle, Vice-Chairman of the

Board of Directors

USI Entertainment Inc (United States), Chief Executive Officer

EADS (Netherlands), Director

Aventis, Director

USA Interactive (United States), Director

Anthony HAMILTON,

Member of the AXA Supervisory Board

66, British nationality.

Business address

AXA UK PLC - 5 Old Broad Street - London EC2N 1AD - UK

Expertise and experience
Mr. Anthony Hamilton is a graduate of Oxford University.
His early career was spent in London and New York working
for the investment banks Schroders, Morgan Grenfell,
and Wainright. In 1978 he joined Fox-Pitt, Kelton and was
appointed Chief Executive Officer in 1994. In 1993, he became a non-executive Director of AXA Equity and Law (Chairman,
1995) and in 1997 a non-executive Director of AXA UK. Since
September 2000, Mr. Anthony Hamilton has been Chairman
of AXA UK.

Directorships currently held

AXA UK PLC[1] (United Kingdom), Non-executive Chairman

AXA Equity and Law[1] (United Kingdom), Non-executive

Chairman

Director or member of the Supervisory Board:

-  AXA Financial, Inc.[1] (United States)

-  Binley Limited (United Kingdom)

-  Tawa plc (United Kingdom)

-  Golf Club of Valderrama (Spain)

-  AXA Equitable Life Insurance Company[1] (United States)

-  MONY Life Insurance Company[1] (United States)

-  MONY Life Insurance Company of America[1] (United States)

Previous directorships held during the last five years

Chairman:

-  Fox-Pitt, Kelton Group Limited (United Kingdom)

-  Fox-Pitt, Kelton Nominees Limited (United Kingdom)
Director or member of the Supervisory Board:

-  Pinault-Printemps-Redoute

-  Fox-Pitt, Kelton Limited (United Kingdom)

-  Swiss Re Capital Markets Limited (United Kingdom)

-  CX Reinsurance (United Kingdom)

Henri LACHMANN,

Member of the AXA Supervisory Board

69, French nationality.

Business address

Schneider Electric - 43-45, bd Franklin Roosevelt,

92500 Rueil-Malmaison, France

Expertise and experience
Mr. Henri Lachmann is a graduate of the Ecole des Hautes
Etudes Commerciales (HEC) and holds an accounting degree.
In 1963, he joined Arthur Andersen, the international
auditing firm, where he served successively as Auditor,
then, as Manager of the Accounting Review Department.
In 1970, he joined the Strafor Facom Group where he held
various management positions until June 1981, when he was
appointed Group Chairman. Director of Schneider Electric
since 1996, Mr. Henri Lachmann became Chairman and Chief
Executive Officer of the Group in 1999. Since 2006, he has
been Chairman of the Supervisory Board of the Group.

Directorships currently held

Schneider Electric, Chairman of the Supervisory Board

Centre Chirurgical Marie-Lannelongue, Chairman of the

Board of Directors

Vivendi, Vice-Chairman and Member of the Supervisory Board

Director, member of the Supervisory Board or Management

Committee:

-  AXA Assurances IARD Mutuelle

-  Groupe Norbert Dentressangle

-  AXA Millesimes (SAS)[1]

Fimalac, Censor (non-voting member of the Board)
Tajan, Censor (non-voting member of the Board)
Institut Montaigne, Vice-Chairman and Treasurer

Previous directorships held during the last five years

Schneider Electric, Chairman and Chief Executive Officer
Vice-Chairman of the Board of Directors and Director:

-  AXA Assurances IARD Mutuelle

-  AXA Assurances Vie Mutuelle

-  AXA Courtage Assurance Mutuelle
FINAXA, Director

Vivendi Universal, Director

AXA Holding Maroc[1] (formerly AXA-ONA) (Morocco), Director

Gerard MESTRALLET,

Member of the AXA Supervisory Board

59, French nationality.

Business address

Suez -16, rue de la Ville I'Eveque - 75008 Paris, France

Expertise and experience
Mr. Gerard Mestrallet is a graduate of the Ecole Polytechnique and the Ecole Nationale d'Administration (ENA). He joined
the Compagnie de Suez in 1984 as Vice-President, Special
Projects. In 1986, he was appointed Executive Vice-President,
Industry and then in February 1991, Executive Director and
Chairman of the Management Committee of Société Générale
de Belgique. In 1995, he became Chairman and Chief Executive
Officer of Compagnie de Suez and in June 1997, Chairman
of the Management Board of the Suez Lyonnaise des Eaux.
On May 4, 2001, Gerard Mestrallet was appointed Chairman
and Chief Executive Officer of Suez.

(1) AXA Group Company

Directorships currently held

Suez, Chairman and Chief Executive Officer
Chairman of the Board of Directors:

-  Suez Energie Services

-  Suez Environnement

-  Suez-Tractebel (Belgium)

-  Electrabel (Belgium)

Vice-Chairman of the Board of Directors:

-  Hisusa (Spain)

-  Aguas de Barcelona (Spain)

Director or member of the Supervisory Board:

-  Saint-Gobain

-  Pargesa Holding S.A (Switzerland)

Previous directorships held during the last five years

Société Generale de Belgigue (Belgium), Chairman

Hisusa (Spain), Chairman

Sociedad General de Aguas de Barcelona (Spain),

Vice-Chairman

Director or member of the Supervisory Board:

-  Credit Agricole S.A.

-  Taittinger

Giuseppe MUSSARI,

Member of the AXA Supervisory Board

45, Italian nationality.

Business address

Banca Monte dei Paschi di Siena S.p.A. - Piazza Salimbeni,

3-53100 Siena - Italy

Expertise and experience
Mr. Giuseppe Mussari is a graduate in Law from the University of Siena (Barrister registered in the Rolls of the Court of
Siena since 1993). In 1998, he became Deputy Chairman of
the Criminal Section of the Court of Siena and then in 2000
Chairman of the Criminal Section of the Court of Siena. In
July 2001, he was appointed Chairman of the Monte dei Paschi di Siena Foundation. Since April 2006, Mr. Giuseppe Mussari
is Chairman of Banca Monte dei Paschi di Siena (BMPS).

Directorships currently held
Banca Monte dei Paschi di Siena S.p.A., Chairman of the Board

Cassa dei Depositi e Prestiti (Bank for Deposits and Loans),

Chairman of the Guidance Committee

Italian Bankers' Association, Director and member of the

Executive Committee

Director:

-  Sansedoni SpA (Italy)

-  Rosselli Foundation

-  Cotec Foundation

-  China Foundation

Member:

-  Guidance Committee of Toscana Life Sciences Foundation

-  Promoting Committee of Symbola Foundation

-  General Council of Clear Pacts Consortium

Previous directorships held during the last five years

Monte dei Paschi di Siena Foundation, Chairman

Chigiana Music Academy Foundation, Chairman

Mecenate 90 Association, Chairman

Siena Biotech, Chairman of the Ethical Monitoring Committee

ACRI, Vice-Chairman

Ravello Foundation, Director

Michel PEBEREAU,

Member of the AXA Supervisory Board

66, French nationality.

Business address

BNP Paribas - 3, rue d'Antin - 75002 Paris, France

Expertise and experience
Mr. Michel Pébereau is a graduate of the Ecole Polytechnique and the Ecole Nationale d'Administration (ENA). In 1967, he
started his career as auditor at the Treasury (inspecteur
des finances). In 1970, he became project leader and then
adviser to the Cabinet of the Finance Minister (Valery Giscard
d'Estaing). In 1978, he was appointed Head of the Finance
Minister's Cabinet (René Monory). In 1982, he became Chief
Executive Officer of Credit Commercial de France and then
in 1987 Chairman and Chief Executive Officer of Credit
Commercial de France. In 1993, he became Chairman and
Chief Executive Officer of Banque Nationale de Paris. Since
2004, Mr. Michel Pébereau has been Chairman of the Board
of Directors of BNP Paribas.

Directorships currently held
BNP Paribas, Chairman of the Board of Directors
Director or member of the Supervisory Board:

-  Saint-Gobain

-  Total

-  Lafarge

-  EADS N.V. (the Netherlands)

-  Banque Marocaine pour le Commerce et I'lndustrie (BMCI)
(Morocco)

-  Pargesa Holding S.A. (Switzerland)

Galeries Lafayette, Censor (non-voting member of the Board)

Previous directorships held during the last five years

BNP Paribas, Chairman and Chief Executive Officer
Director or member of the Supervisory Board:

-  Total Fina Elf

-  Dresdner Bank AG (Germany)

-  BNP Paribas UK (United Kingdom)

Dominique REINICHE,

Member of the AXA Supervisory Board

52, French nationality.

Business address

The Coca-Cola Company - Groupe Europe - 27, rue Camille

Desmoulins - 92784 Issy-les-Moulineaux Cedex 9, France

Expertise and experience
Mrs. Dominique Reiniche is a graduate of the Essec. In 1978, she joined Procter & Gamble and in 1983 became Associate
Advertising Manager. In 1986, she joined Kraft Jacobs Suchard and was apppointed Marketing & Strategy Manager. In 1992,
she joined Coca-Cola Entreprise as a Marketing & Responsible
"Compte-cle" Manager. In 1998, she was appointed Chairman
and Chief Executive Officer of Coca-Cola Entreprise and
Vice-Chairman of Coca Cola Enterprises - Europe Group in
2002. From January 2003 to May 2005, she was Chairman
of Coca-Cola Enterprises - Groupe Europe. Since May 2005,
Mrs. Dominique Reiniche is Chairman Europe of the Coca-
Cola Company.

Directorships currently held
The Coca-Cola Company, Chairman Europe
ING Direct, member of the Advisory Board

Previous directorships held during the last five years

Coca-Cola Enterprise - Groupe Europe, Chairman and Chief

Executive Officer

MEDEF, member of the Executive Committee

Ezra SULEIMAN,

Member of the AXA Supervisory Board

66, American nationality.

Business address

EPS/PIIRS - Aaron Burr Hall - Princeton University -

Princeton, N.J. 08544 - United States

Expertise and experience

Mr. Ezra Suleiman is a graduate of Harvard University
and of Columbia University. In 1973, he started his
career as a Professor at the University of California, Los
Angeles. In 1985, he became Chairman of the Commission
"Europe", Fullbright Commission. Since September 1979,
Mr. Ezra Suleiman has been a Professor of Political Sciences at Princeton University.

Directorships currently held

Political Sciences at the University of Princeton (United

States), Professor

European Studies Center at the University of Princeton

(United States), Manager

Director:

-  AXA Financial, Inc.[1] (United States)

-  AXA Equitable Life Insurance Company[1] (United States)

-  MONY Life Insurance Company[1] (United States)

-  MONY Life Insurance Company of America[1] (United States)

Institut Montaigne, Member of the Management Committee
Member of the Editorial Committee:

-  Comparative Politics

-  La Revue des Deux Mondes

-  Politique Internationale

-  Politique Americaine

Council on Foreign Relations (New York), Member
HEC International, member of Advisory Board

Previous directorships held during the last five years

Institut d'Etudes Politigues (Paris), Associate Professor
Centre Americain, Institut d'Etudes Politiques (Paris), member of the Management Committee

Jacques TABOUROT,

Member of the AXA Supervisory Board, representing the

employee shareholders

62, French nationality.

Business address

AXA - 25, avenue Matignon - 75008 Paris, France

Expertise and experience

Mr. Jacques Tabourot started his career in 1972 with Deloitte as an auditor. In 1978, he became deputy Chief Accounting
Officer and then Chief Accounting Officer of Secours. In
1986, he was appointed head of AXA's consolidation then
subsequently Chief Accounting Officer of the AXA Group.
From 1990 to 2005, he was lecturer for masters in banking
and finance at the University Pantheon-Assas Paris II.

Since April 2004, Mr. Jacques Tabourot is a member of
the Supervisory Board of AXA, representing the employee
shareholders.

Service contracts between the AXA Group and
members of the Supervisory Board
Mr. Jacques Tabourot, who is the employee shareholders
representative on the Supervisory Board, is currently
party to an employment contract with the GIE AXA, an
entity of the AXA Group as a "Cadre de reserve". As such,
he remains employee of the GIE AXA and he receives a
reduced compensation. He is exempted from activity but
may be recalled in order to carry out missions within the
GIE AXA or others companies of the AXA Group, during
periods which, in total, could not exceed 18 months. This
contract will expire on April 1st, 2008.

Family Relationship
To the knowledge of the Company, there are no family
relationships among the members of the Supervisory Board
or with members of the Management Board.

Self-review of the Supervisory Board activity
The Supervisory Board conducts each year an annual self-
review. This process involves individual interviews and a
detailed questionnaire designed to help the Board assess
its effectiveness and areas for potential improvement.

SUPERVISORY BOARD COMMITTEES
The Supervisory Board has four Committees: (1) the Audit
Committee, (2) the Finance Committee, (3) the Selection,
Ethics, Governance and Human Resources Committee, and
(4) the Compensation Committee.

The role, organization and operating procedures of each
Committee are set forth in the Supervisory Board's Rules of
Procedure and in a dedicated charter for the Audit Committee.
Each Committee issues opinions, proposals or recommendations to the Supervisory Board within the scope of its responsibilities and is empowered to undertake or commission studies that may be of interest for the Supervisory Board. Each Committee may invite outside participants to attend its meetings. Committee
Chairmen report on completed Committee work at the following scheduled Supervisory Board meeting.
Committees have no decision making authority.

Audit Committee
Composition
On December 31, 2007, the Audit Committee had
four members having either finance or accounting expertise,
all of whom were determined by the Supervisory Board
to be independent according to the criteria contained in
the Report AFEP / MEDEF as appreciated by the Supervisory
Board and in the Sarbanes-Oxley Act. They were Anthony
Hamilton (Chairman), Jean-Martin Folz, Henri Lachmann and
Ezra Suleiman.

(1) AXA Group company.

Missions and activities
The scope of the Audit Committee's responsibilities is set
forth in an Audit Committee Charter which defines the
Committee's principal missions, including the following:

-  to review the Company's interim and annual financial
statements and certain financial disclosures by the
Company;

-  to control the appointment, compensation and replacement
of the Company's auditors and to oversee the Company's
auditors and, where legally permissible, the auditors of
the Company's subsidiaries;

-  to review the external auditors' proposed audit scopes,
audit plans and coordination with the Company's internal
audit Department and to review the result of their
work, their recommendations and obtain timely reports
concerning the status of these matters;

-  to assess the independence of the Company's external
auditors by examining their relationships with the AXA
Group and, in particular, by examining all fees for audit
services, audit related services and any other services;

-  to review with the Management Board and the Head of
Group Audit department the structure and missions of the
Company's internal audit function; and

-  to review such other matters as the Committee deems
necessary or appropriate from time to time in order to
assess the Group's internal control environment, risk
management practices and risk exposures.

The Audit Committee met seven times in 2007. The overall
attendance rate was 92.86%. Within the framework of its
principal missions such as described above, the Committee
notably focused on the following issues:

-  annual and interim financial statements;

-  2007 Group Audit Plan;

-  SOX 404 update;

-  fraud report;

-  local internal audit plans summary;

-  IFRS to US GAAP reconciliation;

-  auditors action plan;

-  significant litigation and regulatory matters;

-  Form 20F;

-  update of the Audit Committee Charter.

The external auditors of the Group, the Group Chief Financial
Officer, the Deputy Group Chief Financial Officer, the
Group Chief Accounting Officer as well as the head of the
Group Internal Audit department attend the Committee's
meetings.

For the fulfilment of its missions, the Committee may request external consulting expertise.

Finance Committee
Composition
As of December 31, 2007, the Finance Committee had
five members, two of whom met the independence criteria
set forth in the Report AFEP / MEDEF as appreciated by the
Supervisory Board. Those members were: Claude Bébéar
(Chairman), Leo Apotheker, Henri Lachmann, Michel Pébereau
and Jacques Tabourot.

Missions and activities
The Finance Committee has the following principal
missions:

-  to review the Group's financial structure and the broad
outlines of AXA's asset management policy;

-  to examine plans to sell real-estate or equity interests with an appraised value exceeding the authorizations granted
to the Management Board by the Supervisory Board;

-  to review all material financial transactions involving AXA that are proposed by the Management Board; and

-  to examine all acquisition plans in excess of €500 million.

The Finance Committee met four times in 2007. The global
attendance rate was 89.47%. Within the framework of its
principal missions such as described above the Committee
notably focused on the following issues:

-  examination of AXA's financial structure;

-  examination of the financial resolutions proposed to the
AXA shareholders' assembly;

-  recommended dividend;

-  acquisitions and disposals;

-  share repurchase program;

-  subprime and market funds;

-  AXA Group exposure to ABS & CDO's/CLO's;

-  credit risk update.

Selection, Ethics, Governance
and Human Resources Committee
Composition
As of December 31, 2007, the Selection, Ethics, Governance
and Human Resources Committee was comprised of
four members, two of whom met the independence
criteria set forth in the Report AFEP / MEDEF as
appreciated by the Supervisory Board. Its members were:
Jean-René Fourtou (Chairman), Gerard Mestrallet,
Michel Pébereau and Ezra Suleiman.

Missions and activities
The Selection, Ethics, Governance and Human Resources
Committee has the following principal missions:

-  to formulate recommendations to the Supervisory Board
on proposed appointments to the Supervisory Board or the
Management Board, including their respective Chairmen
and Vice-Chairmen, as well as on all appointments to the
Supervisory Board's Committees, including their respective
Chairmen;

-  to make suggestions to the Supervisory Board regarding
succession plans for Management Board members, and to
be informed of the succession plans for the Group's other
principal executive officers;

-  to be notified of the appointments of AXA's principal
executive officers, in particular members of the Executive
Committee; and

-  to be notified of AXA's strategy in terms of Human
Resources management.

The Selection, Ethics, Governance and Human Resources
Committee met three times in 2007. The global attendance
rate was 83.33%. Within the framework of its principal

missions such as described above the Committee notably
focused on the following issues:

-  composition of the Supervisory Board and its
Committees;

-  AXA Miles program (allotment of free shares to all
employees of the Group);

-  Executive Committee and main Group CEOs: changes and
perspectives;

-  equity plans 2007-2008;

-  2012 and Beyond;

-  emerging countries staffing;

-  2007 Shareplan final results.

Early in 2007, the Committee reviewed the qualifications of
the Supervisory Board candidates (MM. Jean-Martin Folz and
Giuseppe Mussari) whose appointment was put to the vote
of shareholders on May 14, 2007.

The Committee also examined the impact of the changes in
the Supervisory Board members on the composition of its
four special-purpose Committees.

Compensation Committee
Composition
As of December 31,2007, the Compensation Committee had
four members who all qualify as independent pursuant to the
criteria set forth in the Report AFEP / MEDEF as appreciated by the Supervisory Board: Jacques de Chateauvieux
(Chairman), Norbert Dentressangle, Anthony Hamilton and
Gerard Mestrallet.

Missions and activities
The Compensation Committee has the following principal
missions:

-  to make recommendations to the Supervisory Board
on compensation levels for each Management Board
member, on the amount of directors' fees proposed to
the Company's shareholders for approval, and on stock
options, free share or other equity compensation grants
to members of the Management Board;

-  to examine the performance of the Management Board
members and to give an account of its conclusions to the
Supervisory Board;

-  to issue an opinion on the Management Board
recommendations related to the policies and procedures
governing executive pay and the Company's proposed
stock option, free share and other equity compensation
grants to AXA Group employees; and

-  to be informed by the Management Board of compensation
levels set by the boards of AXA Group subsidiaries for their principal executive officers.

The Compensation Committee met three times in 2007. The
global attendance rate was 91.67%. Within the framework of
its principal missions such as described above the Committee notably focused on the following issues:

-  compensation paid to members of the Management Board
and the Executive Committee;

-  stock-options: valuation principles;

-  Supervisory Board members'fees;

-  Equity plan 2007.

MANAGEMENT BOARD
The AXA Management Board is currently comprised of
six members, each of whom serves for a 3-year term expiring
on October 11, 2009.

The Management Board generally holds weekly meetings to
discuss Group strategy and operations.

The Management Board operates in accordance with the
Company's Bylaws and the Rules of Procedures of the
Supervisory Board and Management Board.

While the Management Board operates as a collective
decision-making body under French law, each Management
Board member has been assigned responsibility for a specific area of the Company's management.

Composition of the Management Board on December 31, 2007

Name (age)	Principal Office presently held in AXA (as of December 31, 2007)	Principal business address	First appointment / term of office
Henri de Castries (53)	Chairman of the Management Board	AXA 25, avenue Matignon 75008 Paris	January 19, 2000 / 0ctober 11,2009
Alfred Bouckaert (61)	Member of the Management Board, Chief Executive Officer for Northern, Central and Eastern Europe	AXA Belgium Boulevard du Souverain, 25 1170 Brussels - Belgium	October 11, 2006/ October 11, 2009
Claude Brunet (50)	Member of the Management Board, in charge of Transversal Operations and Projects, Human Resources, Brand and Communication	AXA 25, avenue Matignon 75008 Paris	February 26, 2003 / October 11, 2009
Christopher Condron (60)	Member of the Management Board, President and CEO of AXA Financial, Inc. (United States)	AXA Financial, Inc. 1290, avenue of the Americas 10104 New York NY-USA	July 4, 2001/ October 11, 2009
Denis Duverne (54)	Member of the Management Board, Group Chief Financial Officer	AXA 25, avenue Matignon 75008 Paris	February 26, 2003 / October 11, 2009
Francois Pierson (60)	Member of the Management Board, Chairman and CEO of AXA France, also responsible for Large Risks, Assistance and AXA Canada	AXA France Terrasse 1 - 313 Terrasses de I'Arche 92727 Nanterre Cedex	November 28,2001 / October 11, 2009

Members of the Management Board devote substantially all of their professional time to management of the Group and do not hold outside directorships or engage in professional activities outside the AXA Group that interfere with or impede in any material way their availability to focus on the Group and its business.

Expertise and experience
of the Management Board members

Henri de CASTRIES,
Chairman of the Management Board
53, French nationality.

Mr. Henri de Castries is a graduate of the Ecole des Hautes
Etudes Commerciales (HEC) and obtained a law degree
before completing preparatory studies for the Ecole
Nationale d'Administration (ENA). After graduating from ENA,
Henri de Castries began his career with the French Finance
Ministry Inspection Office. Mr. de Castries joined AXA's corporate finance department on September 1,1989. He was appointed
Corporate Secretary in 1991 and was appointed Senior Executive
Vice-President for the Group's asset management, financial
and real-estate businesses in 1993. In 1997, Mr. de Castries was appointed Chairman of The Equitable Companies Incorporated
(now AXA Financial). Mr. de Castries has been Chairman of the
AXA Management Board since May of 2000.

Positions currently held in the AXA Group
Chairman of the Management Board: AXA
Chairman of the Board of Directors:

-  AXA Assurances IARD Mutuelle

-  AXA Assurances Vie Mutuelle

-  AXA Financial, Inc. (United States)
Director:

-  AXA France IARD

-  AXA France Vie

-  AXA Belgium SA (Belgium)

-  AXA Holdings Belgium (Belgium)

-  AXA UK PLC (United Kingdom)

-  AllianceBernstein Corporation (United States)

-  AXA Equitable Life Insurance Company (United States)

-  AXA America Holdings, Inc. (United States)

-  MONY Life Insurance Company (United States)

-  MONY Life Insurance Company of America (United States)

Previous directorships held during the last five years

Chairman of the Board of Directors:

-  AXA Conseil Vie Assurance Mutuelle

-  AXA Courtage Assurance Mutuelle
Vice-Chairman of the Board of Directors:

-  FINAXA

Director or member of the Supervisory Board:

-  AXA France Assurance

-  AXA France Collectives

-  Lor Patrimoine

-  AXA Konzern AG (Germany)

Alfred BOUCKAERT,
Member of the Management Board
61, Belgian nationality.

In 1968, Mr. Alfred Bouckaert started working as a
stockbroker with JM Finn & Co in London. In 1972, he joined

Chase Manhattan Bank where he held various commercial
and credit posts before becoming Chase's Manager of
Commercial Banking for Belgium. In 1984, he was appointed
General Manager of Chase in Copenhagen (Denmark) and
General Manager and Country Manager of Chase in Belgium
in 1986. In 1989, Chase Manhattan Bank's Belgian operations
were sold to Credit Lyonnais France. Alfred Bouckaert was
in charge of merging Chase's and Credit Lyonnais's Belgian
Operations. In 1994, he was asked by Credit Lyonnais to head the bank's European Operations. In1999, he became Managing
Director of AXA Royale Belge and AXA also appointed him
Country Manager for the Benelux (Belgium, The Netherlands,
Luxembourg). In 2005, Mr. Bouckaert became General
Manager of the Group's Northern European Region (Belgium,
The Netherlands, Luxembourg, Germany, Switzerland). Since
October 2006, Alfred Bouckaert is a member of the AXA
Management Board, in charge of operations in the Northern,
Central & Eastern Europe Region (Belgium, The Netherlands,
Luxembourg, Germany, Switzerland, Poland (Life insurance),
Czech Republic, Solvak Republic, Hungary).

Positions currently held in the AXA Group
Member of the Management Board: AXA
Managing Director:

-  AXA Holdings Belgium (Belgium)
Chairman of the Board of Directors:

-  AXA Belgium SA (Belgium)

-  AXA Participations Belgium (Belgium)

-  AXA Bank Belgium (Belgium)

-  AXA Luxembourg (Luxembourg)

-  AXA Assurances Luxembourg SA (Luxembourg)

-  AXA Assurances Vie Luxembourg (Luxembourg)

-  AXA Konzern AG (Germany)

-  AXA Service AG (Germany)

-  AXA ART Versicherung AG (Germany)

-  "Winterthur" Société Suisse d'Assurances (Switzerland)

-  Winterthur Vie (Switzerland)

Director of member of the Supervisory Board:

-  L'Ardenne Prevoyante (Belgium)

-  Contere (Luxembourg)

-  AXA Lebensversicherung AG (Germany)

-  AXA Versicherung AG (Germany)

-  AXA Insurance SA (Greece)

Permanent representative of AXA to the Supervisory Board
of Ukrainian Insurance Alliance (Ukraine) and Insurance
Company Vesko (Ukraine)

Positions currently held outside the AXA Group
Consuco (Belgium), patrimonial family company
De Waere (Belgium), patrimonial family company

Previous directorships held during the last five years
Managing Director: AXA Belgium SA (Belgium)
Chairman of the Board of Directors:

-  L'Ardenne Prevoyante (Belgium)

-  Viaxis (Belgium)
Chairman Managing Director:

-  Royale Belge Investissements (Belgium)
Director:

-  Servis (Belgium)

-  Servis-Life (Belgium)

-  AXA Nederland BV (The Netherlands)

-  AXA Verzekeringen (The Netherlands)

-  AXA Bank AG (Germany)

Claude BRUNET,
Member of the Management Board
50, French nationality.

Mr. Claude Brunet is a graduate of the Ecole Superieure
des Travaux Publics (ESTP). In 1991, he became Corporate
Sales Division Head of Ford Switzerland and in 1992 became
Corporate Sales Division Head of Ford France. In 1993, he
was appointed Chairman and Chief Executive Officer of Ford
Belgium and in 1996 he became Chairman and Chief Executive
Officer of Ford France. In 2001, he joined the AXA Group as a member of the Executive Committee. Since February 2003,
Claude Brunet has been a member of the AXA Management
Board, in charge of Transversal Operations and Projects,
Human Resources, Brand and Communications.

Positions currently held in the AXA Group

Member of the Management Board: AXA

Chairman: AXA Technology Services (SAS)

Chairman of the Management Board: GIE AXA Universite

Director:

-  AXA Group Solutions

-  GIE AXA Group Solutions

-  AXA Aurora Iberica S.A. de Seguros y Reaseguros (Spain)

-  AXA Aurora Vida S.A. de Seguros y Reaseguros (Spain)

-  AXA Mediterranean Holding, S.A. (Spain) (formerly AXA
Aurora S.A.)

-  AXA Business Services (India)

-  AXA Japan Holding Co., Ltd (Japan)

Permanent representative of AXA to the board of AXA
Cessions

Previous directorships held during the last five years

Director or member of the Supervisory Board:

-  AXA RE

-  AXA Konzern AG (Germany)

Christopher CONDRON,

Member of the Management Board

60, American nationality.

Mr. Christopher Condron has a bachelor's degree in
Business Management from the University of Scranton. In
1989, he became head of the Private Client Group of The
Boston Company, now Mellon Private Asset Management.
In 1993, he was appointed Executive Vice-President of
Mellon and, in 1994, became Vice-Chairman of Mellon. In
1999, Mr. Condron became President & Chief Operating
Officer of Mellon Financial Corporation. Since May 2001,
Christopher Condron has been President and CEO of AXA
Financial, Inc. and Chairman of the Board, President (since
May 2002) and Chief Executive Officer of AXA Equitable Life
Insurance Company. Since July 2001, he has been a member
of the AXA Management Board.

Positions currently held in the AXA Group

Member of the Management Board: AXA
Director, President and Chief Executive Officer:

-  AXA Financial, Inc. (United States)

Director, Chairman of the Board, President and Chief
Executive Officer:

-  AXA Equitable Life Insurance Company (United States)

-  AXA Equitable Life Financial Services, LLC (United States)

-  MONY Life Insurance Company (United States)

-  MONY Life Insurance Company of America (United States)

-  MONY Financial Services, Inc. (United States)

-  AXA Life and Annuity Company (United States)

-  AXA Distribution Holding Corporation (United States)
Director and President: AXA America Holdings, Inc. (United
States)

Director, Chairman and President: ACMC, Inc. (United States)
Director:

-  AllianceBernstein Corporation (United States)

-  AXA Art Insurance Corporation (United States)

-  American Council of Life Insurers (ACLI) (United States)
Director, Vice-Chairman and Member: Financial Services
Roundtable (United States)

Positions currently held outside the AXA Group

Central Supply Corp (United States), Director

KBW, Inc. (United States), Director

The American Ireland Fund (United States), Director and

Treasurer

President's Business Council of the University of Scranton,

Chairman

Previous directorships held during the last five years

Chairman of the Board, "President" and Chief Executive
Officer:

-  MONY Holdings, LLC (United States)
Director and Chairman:

-  U.S. Financial Life Insurance Company (United States)

-  Financial Marketing, Inc. (United States)

Denis DUVERNE,

Member of the Management Board

54, French nationality.

Mr. Denis Duverne is a graduate of the Ecole des Hautes
Etudes Commerciales (HEC). After graduating from the Ecole
Nationale d'Administration (ENA), he started his career in 1984 as commercial counselor for the French Consulate General in
New York before becoming Director of the Corporate Taxes
Department for the French Ministry of Finance in 1986. In
1988, he became Deputy Assistant Secretary for Tax Policy for the French Ministry of Finance and, in 1991, he was appointed
Corporate Secretary of Compagnie Financiere IBI. In 1992, he
became a member of the Executive Committee of Banque
Colbert, in charge of operations. In 1995, Mr. Denis Duverne joined the AXA Group and assumed responsibility for
supervision of AXA's operations in the US and the UK and
managed the reorganization of AXA companies in Belgium and
the United Kingdom. Since February 2003, Mr. Denis Duverne
has been a member of the AXA Management Board, in charge
of Finance, Control and Strategy.

Positions currently held in the AXA Group

Member of the Management Board: AXA
Chairman and Chief Executive Officer:

-  AXA America Holdings, Inc. (United States)
Director:

-  AXA France IARD

-  AXA France Vie

-  AXA Belgium SA (Belgium)

-  AXA Holdings Belgium (Belgium)

-  AXA Assicurazioni S.p.A. (Italy)

-  AXA Italia S.p.A. (Italy)

-  AXA MPS Assicurazioni Vita S.p.A. (Italy)

-  AXA MPS Assicurazioni Danni S.p.A. (Italy)

-  AXA UK PLC (United Kingdom)

-  AXA Financial, Inc. (United States)

-  AXA Equitable Life Insurance Company (United States)

-  AllianceBernstein Corporation (United States)

-  MONY Life Insurance Company (United States)

-  MONY Life Insurance Company of America (United States)

Previous directorships held during the last five years

Director:

-  AXA France Assurance

-  AXA France Collectives

François PIERSON,

Member of the Management Board

60, French nationality.

After studies of Sciences and Management at the University
Paris Dauphine, Mr. François Pierson joined AGP in 1974 and
became Sales Director. In 1990, he became General Manager
of the South-East Region of AXA Assurances in France and
Director of Distribution. In 1995, he was appointed Deputy
Chief Executive of AXA Assurances and, in 1997, he became
Chief Executive Officer of UAP Vie and of Alpha Assurances. In
1999, he became Chief Executive Officer of AXA Assurances.
Since November 2001, Mr. François Pierson has been a member
of the AXA Management Board as well as Chief Executive
Officer of AXA France and responsible of the Group's Large
Risks activities, AXA Assistance and AXA Canada.

Positions currently held in the AXA Group

Member of the Management Board: AXA
Chairman and Chief Executive Officer:

-  AXA France IARD

-  AXA France Vie

Chairman: AXA France Assurance (SAS)

Chairman of the Boardof Directors: AXA Corporate Solutions

Assurance

Vice-Chairman of the Board of Directors: AXA Canada Inc.

(Canada)

Director:

-  AXA Assurances IARD Mutuelle

-  AXA Assurances Vie Mutuelle

-  AXA Assurances Inc. (Canada)

-  AXA Japan Holdings Ltd (Japan)

-  AXA Holding Maroc (Morocco) (formerly AXA-ONA)

-  AXA Assurance Maroc (Morocco)

Positions currently held outside the AXA Group

Permanent representative of AXA France IARD to the board of UCAR

Previous directorships held during the last five years

Chairman of the Board of Directors:

-  AXA France Collectives

-  AXA Conseil Vie

-  AXA Conseil IARD

-  AXA Courtage IARD
Chief Executive Officer:

-  AXA Conseil Vie Assurance Mutuelle
Chief Executive Officer - non Director:

-  AXA Assurances IARD Mutuelle

-  AXA Assurances Vie Mutuelle

-  AXA Courtage Assurance Mutuelle

Director or member of the Supervisory Board:

-  AXA ART

-  AXA Sante Mutuelle Assurance

-  AXA Banque

-  AXA France Finance

-  Natio Assurance

-  AXA Assistance France
Permanent Representative of:

-  AXA France IARD to the Board of AXA RE

-  AXA Courtage IARD to the Board of AXA Investment
Managers

Service contracts between the AXA Group
and members of the Management Board

The French members of the AXA Management Board
(Henri de Castries, Claude Brunet, Denis Duverne and
Francois Pierson) are employed by AXA under employment
contracts.

Christopher Condron and Alfred Bouckaert, also members
of the Management Board, have employment contracts,
respectively, with AXA Equitable in the United States and AXA
Holdings Belgium. For a description of termination provisions of those contracts, please refer to Section 3.2 "Full disclosure on executive compensation and share ownership" below.

Family Relationship

To the knowledge of the Company, there are no family
relationships among the members of the Management Board
or with members of the Supervisory Board.

Other information on members of the Management
Board and of the Supervisory Board

Conflicts of interests

The members of the Management Board do not hold any
directorships or other positions with companies outside
the AXA Group, except for a limited number of outside
directorships which do not interfere with or impede in any
material way their availability to focus on the Group and
its business. Certain members of the Supervisory Board,
however, are executive officers and/or directors of companies that may have dealings from time to time with the AXA
Group including extensions of credit, purchases of securities
(for their own account or for third parties), underwriting
of securities and/or furnishing of other types of services
or goods. These dealings are generally fully negotiated
and performed on arm's length terms and conditions.
Consequently, AXA does not believe these dealings give rise
to any potential conflicts of interests between the duties to
AXA of the Supervisory and Management Boards' members
and their private interests and/or other duties.

To the best of the Company's knowledge, there are no
arrangements or understandings that have been entered
into with major shareholders, customers, suppliers or
others pursuant to which a member of the Management
Board or the Supervisory Board was selected, except for
Mr. Giuseppe Mussari who was proposed for election to
AXA's Supervisory Board consistent with the terms of a
bancassurance partnership agreement entered into in
March 2007 between AXA and Banca Monte dei Paschi di
Siena (BMPS), an Italian bank. This agreement, among other

matters, provides that the AXA shareholders shall nominate
a representative of BMPS on AXA's Supervisory Board.
Mr. Giuseppe Mussari was nominated for election consistent
with the terms of this agreement and was elected to the AXA's
Supervisory Board at the Company's General Shareholders'
Meeting on May 14, 2007.

Absence of any conviction in relation to fraudulent
offences, any official public incrimination and/or
sanctions, or any responsibility in a bankruptcy for
the last 5 years
To the best of the Company's knowledge, none of the
members of its Management Board or Supervisory Board
has been, during the last 5 years (i) subject to any conviction in relation to fraudulent offences or to any official public incrimination and/or sanction by statutory or regulatory
authorities, (ii) disqualified by a court from acting as a
member of the administrative, management or supervisory
bodies of an issuer or from acting in the management or
conduct of the affairs of any issuer, or (iii) associated as a member of the administrative, management or supervisory
bodies with any company that has declared bankruptcy or
been put into receivership or liquidation, provided, however, that AXA has from time to time sold, discontinued and/or
restructured certain business operations and voluntarily
liquidated affiliated companies in connection with these
or similar transactions and certain members of AXA's
Management Board and/or Supervisory Board may have
been associated with other companies that have undertaken
similar solvent liquidations.

EXECUTIVE COMMITTEE
The Executive Committee's principal mission is to review AXA
Group's strategy.

AXA has an Executive Committee which is an internal
management committee mainly composed of members of
AXA's Management Board and CEOs of the Group's principal
subsidiaries and / or business units. The seven principal business units of the Group are: Mediterranean region; Northern, Central and Eastern Europe region; United States; Asia-Pacific region and
Japan; United Kingdom and Ireland; AXA Investment Managers;
France / Canada / AXA Corporate Solutions / AXA Assistance.

The Executive Committee conducts quarterly business
reviews (QBRs), during which performance of the AXA Group is reviewed. These reviews were introduced in 2000 to provide
a clear and consistent framework for:

-  reviewing operational performance and monitoring the
progress of key projects using quantifiable standards
of measurement defined in collaboration with the
Management Board;

-  assessing the status of Group transversal projects; and

-  exchanging ideas and information on key Group strategic
orientations.

As an internal management committee, the Executive
Committee has no formal decision making authority. Its
principal role is to assist the Management Board in effectively managing the Group's operating businesses, considering
strategic initiatives and such other areas as the Management
Board deems appropriate.

As of December 31, 2007, the Executive Committee was comprised of the following fourteen members, including eight non-French nationals:

Jean-Raymond Abat	Chief Executive Officer of the Mediterranean region business unit
Alfred Bouckaert	Member of the Management Board, Chief Executive Officer for the Northern, Central and Eastern Europe business unit
Claude Brunet	Member of the Management Board, in charge of Transversal Operations, Human Resources, Brand and Communications
Henri de Castries	Chairman of the Management Board
Christopher Condron	Member of the Management Board, President and Chief Executive Officer of AXA Financial, Inc. (United States)
John R. Dacey	Chief Executive Officer for the Japan Asia-Pacific business unit
Denis Duverne	Member of the Management Board, Group Chief Financial Officer
Philippe Egger	Chief Executive Officer of Insurance activities in Switzerland
Frank Keuper	Chief Executive Officer of AXA Konzern AG (Germany)
Gerald Lieberman	President and Chief Operating Officer of AllianceBernstein (United States)
Nicolas Moreau	Chief Executive Officer of AXA UK-Ireland and Chairman of the Board of Directors of AXA Investment Managers
Andrew Penn	Chief Executive Officer of AXA Asia-Pacific Holdings (Australia)
François Pierson	Member of the Management Board, Chairman and Chief Executive Officer of AXA France, responsible for Large Risks, Assistance and AXA Canada
Eugene Teysen	Chief Executive Officer of Insurance and Bank activities in Belgium

SUBSIDIARIES
AXA's principal subsidiaries, whether publicly traded or not, are governed by:

-  a board of directors whose membership includes
independent or non-executive directors; and

-  various board committees including a compensation
committee and an audit committee, whose membership
includes independent or non-executive directors.

Over the past years, AXA initiated a process designed to
harmonize corporate governance standards throughout
the Group. This effort is focused, among other matters, on
standardizing, to the extent practicable, principles relating to a number of corporate governance matters including board
composition and size, directors' independence criteria, Board
Committees' and their roles, and directors' fees.

The Group Governance Standards require the Boards of AXA's
principal subsidiaries to establish an Audit Committee and

a Compensation Committee in addition to any other Board
committees that they consider necessary or appropriate for
their specific businesses. The role, duties, and composition of these Committees (including the requirements for
participation of independent directors) are specified in
a detailed Audit Committee Standard and Compensation
Committee Standard. The Audit Committee Standard requires
the Company's Audit Committee to be composed entirely of
independent directors and the Audit Committee's of Group
subsidiaries to have a significant component of independent
directors in order to ensure that this Committee is strongly independent of management given its critical role in reviewing financial results and other financial information prepared
by management, financial reporting and control processes,
critical accounting policies, particular accounting issues, fraud and similar issues. In addition, the Group's Compensation
Committee Standard requires that the Compensation
Committee have a minimum of one independent director to
ensure a level of independent review and judgment on all
senior executive compensation matters.

EMPLOYEES

The table below sets forth the number of salaried employees of the AXA Group over the past three years broken down by line of business and geographic region:

SALARIED EMPLOYEES			(Full Time Equivalent)
	At December 31, 2005	At December 31, 2006 Published	At January 1, 2007(a)	At December 31, 2007
Insurance	68,684	69,528	87,472	90,130
- France(b)	15,503	15,310	15,310	15,580
- United States	6,104	6,090	6,090	6,011
- Japan	3,028	3,011	3,307	3,441
- United Kingdom(d)	14,055	14,017	16,867	18,472
- Germany	7,302	7,360	10,825	10,625
- Switzerland	194	201	5,220	5,237
- Belgium (including AXA Bank Belgium)(c)	4,787	4,606	5,981	5,762
- Mediterranean Region	4,565	4,430	7,731	7,544
- Other countries	6,950	8,556	10,130	10,580
Of which Australia/New Zealand	2,274	2,530	2,530	3,029
Of which Hong Kong	1,043	1,067	1,598	1,376
Of which Canada	1,884	2,182	2,182	2,207
Of which the Netherlands	639	657	-	-
Of which Turkey	606	573	-	-
Of which Morocco	504	504	-	-
Of which Luxembourg	-	170	170	181
Of which Singapore	-	347	347	423
Of which Indonesia	-	-	362	305
Of which South Korea	-	-	1,464	1,464
Of which Malaysia	-	-	338	338
Of which Poland	-	-	338	488
Of which Hungary	-	-	464	370
Of which Slovakia	-	-	108	115
Of which Czech Republic	-	-	229	284
Of which South East Asia	-	362	-	-
Of which Central and Eastern Europe	-	164	-	-
- International Insurance	5,716	5,947	6,011	6,878
AXA RE	463	-	-	-
AXA Corporate Solutions Assurance	1,159	1,171	1,171	1,198
AXA Cessions	130	122	122	130
AXA Assistance	3,639	4,239	4,239	5,084
Other transnational activities	325	415	479	466
Asset management	6,760	7,577	7,586	8,523
- AllianceBernstein	4,330	4,932	4,932	5,604
- AXA Investment Managers	2,430	2,645	2,654	2,919
Other Financial services (excluding AXA Bank Belgium)(c)	568	625	625	675
- France	488	547	547	596
- Germany	80	78	78	79
Services Group	625	646	646	681
AXA Technology, AXA Consulting and e-business	2,163	2,649	2,979	3,525
TOTAL (EXCLUDING WINTERTHUR AT THE END OF 2006)	78,800	81,025	99,308	103,534
TOTAL WINTERTHUR AT THE END OF 2006(e)		14,984
TOTAL	78,800	96,009	99,308	103,534

Employees of non-consolidated companies or companies accounted for using the equity method are not included in the above table. Employees of companies proportionally consolidated are included, pro-rata, in accordance with the percentage of consolidation.

(a) The employees at January 1, 2007 are included on a constant structural basis in relation to employees at December 31, 2007. The main restatements are:

- Acquisition of Thinc Group and Venture Preference Limited with 544 and 1,439 salaried employees, respectively.

- Uniov and Union disposals (-49 and -152 salaried employees, respectively).

- Acquisition of Alpha Insurance in Greece with 333 salaried employees; Montepaschi Vita and Montepaschi Danni in Italy with 140 and 53 salaried employees, respectively.

- Transfer of all salaried employees of Morocco and Turkey entities to the Mediterranean Region (504 and 573 salaried employees, respectively).

- Disposal of the Netherlands entities (-1,022 salaried employees).

- Acquisition of Kyobo (1,464 salaried employees).

- AXA Affin General Insurance Berhad minority interests' buyout in Malaysia (338 salaried employees).

- Acquisition of ELLA Bank in Hungary (229 salaried employees).

- Winplan disposal with -18 salaried employees.

- Transfer of some salaried employees of Winterthur Switzerland entities to AXA Technology (330 salaried employees).

(b) A portion of the employees of AXA' s French affiliates are included in GIEs. In addition, the employees included in insurance and financial services activities in France are included in the "cadre de convention" of 4 not consolidated "mutuelles".

(c) Employees of AXA Belgium provide services in common for both the insurance activities and the bank activities. Consequently, split is not available.

(d) Including Ireland since January 1, 2004 and AXA Business Services in India.

(e) Starting January 1, 2007, ex Winterthur employees are allocated by business and country in the table

3.2 Full disclosure on executive
compensation and share ownership

EXECUTIVE COMPENSATION AND
SUPERVISORY BOARD MEMBERS FEES

Compensation of the Management Board
and the Executive Committee members
The general principles of AXA's executive compensation
policy are regularly presented to the Remuneration
Committee of the AXA Supervisory Board. This policy applies
to all executive officers of the Group and is adapted to local regulations under the supervision of the Boards of Directors and compensation committees of the Company's subsidiaries.
The effective application of these principles is regularly
reviewed by the Remuneration Committee of AXA.

The executive compensation policy aims at:

-  attracting, retaining and motivating the best talents,

-  driving superior performance,

-  aligning compensation levels with business performance.

It follows 3 guiding principles:

-  compensation competitiveness on international markets,

-  internal equity, based on individual and collective
performance,

-  financial ability to pay.

Executive compensation is therefore structured so as to
foster and reward performance:

-  both at individual level and collective level (local business entity and AXA Group),

-  both with a short-term, medium-term and long-term focus.

Executive compensation includes a fixed and a variable
component. The fixed component is targeted to fall within
the lower quartile of the market. The variable component is
tied to AXA's global performance, local performance, and the attainment of the executive's individual objectives, weighted to reflect his or her level of responsibility. The variable
portion is designed to represent the principal component
of the executive's annual global compensation such that,
in the case of successful attainment of the objectives, the
compensation levels of AXA executives will be in the top two quartiles of the going market rate.

The compensation of Management Board members
is approved by the Supervisory Board, based on the
Compensation Committee's recommendation.

The fixed compensation of the Chairman of the Management
Board (€500,000) has not changed since he was appointed
in May 2000.

The variable component of his pay is calculated on the basis of a predefined target amount (€2,500,000 in 2007) and
includes three components:

-  Group performance, as measured by underlying
earnings, P&C revenues and new business value in Life
& Savings,

-  AXA stock performance, measured in comparison to that
of its competitors,

-  Individual performance, which is evaluated by the
Remuneration Committee on the basis of the specific
strategic objectives set at the beginning of the year.

The part linked to the Group results and the AXA share performance accounts for 63% and the part linked to the individual performance for 37% of the variable remuneration.	The amounts awarded to the Chairman of the Management Board as variable compensation demonstrate the genuine variability of this pay component:

	Real	Target
Variable compensation for the year 2000 paid in 2001	€1,381,373	€1,750,000
Variable compensation for the year 2001 paid in 2002	€719,967	€1,750,000
Variable compensation for the year 2002 paid in 2003	€1,419,277	€2,000,000
Variable compensation for the year 2003 paid in 2004	€1,824,728	€2,000,000
Variable compensation for the year 2004 paid in 2005	€2,304,277	€2,000,000
Variable compensation for the year 2005 paid in 2006	€2,671,626	€2,000,000
Variable compensation for the year 2006 paid in 2007	€3,045,987	€2,500,000
Variable compensation for the year 2007 paid in 2008	€2,644,366	€2,500,000

For other members of the Management Board, four factors
are taken into consideration:

-   Group performance, as measured by underlying earnings,
P&C revenues and new business value in Life & Savings,

-   AXA stock performance, measured in comparison to that
of its competitors,

-   performance of the business unit or functional area of
responsibility, measured against objectives set at the
beginning of the year,

-   their individual performance, evaluated on the basis of
predetermined strategic objectives.

For Management Board members who have an operational
role (A. Bouckaert, C. Condron and F. Pierson), the part of
their variable remuneration linked to the AXA Group results
and the AXA share performance accounts for 30%, the part
linked to their operational entity results for 40% and the part linked to their individual performance for 30%.

For Management Board members who have a functional
responsibility (C. Brunet and D. Duverne), the part of their variable remuneration linked to the AXA Group results and the
AXA share performance accounts for 40%, the part linked to the performance of their functional area of responsibility for 30%
and the part linked to their individual performance for 30%.

For the other members of the Executive Committee,
the variable component of pay also depends on Group
performance, the performance of their business unit and
their individual performance.

The part of their variable remuneration linked to the Group
results accounts for 20%, the part linked to their operational entity's results for 40% and the part linked to their individual performance for 40%.

The performance of operational entities is determined
on the basis of a grid made of the following performance
indicators:

-   underlying earnings,

-   adjusted earnings,

-   technical operating cash flow (Life net inflow),

-   P&C revenues,

-   Life New Business Value,

-   combined ratio,

-   expenses.

The table below provides the following information:

-   gross compensation paid by the Group in respect of 2007
(e), i.e. the fixed component paid in 2007 (a), the variable component earned in 2007 and paid in 2008 (including
expatriation allowances paid in 2007) (b), any directors'
fees paid by AXA Group companies in 2007 (c) and benefits
in kind for the year 2007 (d);

-   gross compensation paid by the Group in 2007 (g), i.e. the fixed component paid in 2007 (a), the variable component
earned in respect of 2006 and paid in 2007 (including
expatriation allowances paid in 2007) (f), any directors'
fees paid by AXA Group companies in 2007 (c) and benefits
in kind for the year 2007 (d);

-   and gross compensation paid by the Group in 2006, i.e.
fixed compensation paid in 2006, the variable component
earned in respect of 2005 and paid in 2006 (including
expatriation allowances paid in 2006), any directors' fees
paid by AXA Group companies in 2006 and benefits in kind
for the year 2006.

This table also enables comparisons between compensation earned in respect of 2007 and that paid in 2006 and 2007.

	Fixed component for 2007 (€) paid in 2007	Variable component for 2007 (€)	Director's fees paid in 2007 (€)	Benefits in kind 2007 (€)	Total compensation paid in respect of 2007 (€)	Variable component paid in 2007 (€)	Total compensation paid in 2007 (€)	Variable component paid in 2006 (€)	Total compensation paid in 2006 (€)
	(a)	(b)	(c)	(d)	(e) = (a)+(b)+(c)+(d)	(f)	(q) = (a)+(f)+(c)+(d)
Management Board members
H.de Castries (in France)	500,000	2,644,366	142,840	4,150	3,291,356	3,045,987	3,692,977	2,671,626	3,365,659
A. Bouckaert (in Belgium)(1)	600,000	980,000	178,517	2,074	1,760,591	777,293	1,557,884	667,823	1,402,696
C.Brunet (in France)	350,000	918,473	52,513	4,150	1,325,136	929,443	1,336,106	954,859	1,369,009
C.Condron (in the US)(2)	730,000	3,248,500	-	258,754	4,237,254	3,358,000	4,346,754	3,502,400	4,515,758
D. Duverne (in France)	430,000	1,400,415	35,524	4,150	1,870,089	1,427,388	1,897,062	1,219,548	1,670,958
F. Pierson (in France)	400,000	1,180,000	-	13,866	1,593,866	1,299,266	1,713,132	1,339,621	1,796,679
Other Executive Committee members
J.R. Abat (in Spain)(3)	300,000	612,253	51,454	36,007	999,714	523,334	910,795	518,717	854,079
J. Dacey (in France)(4)	365,532	1,093,723	-	9,420	1,468,675	684,348	1,059,300	-	-
P. Egger (in Switzerland)(5)	243,600	410,466	-	-	654,066	14,616	258,216	-	-
F. Keuper (in Germany)(6)	450,000	720,000	24,682	13,203	1,207,885	-	487,885	-	-
J. Lieberman (in the US)	146,000	8,336,600	-	145,120	8,627,720	8,336,600	8,627,720	8,055,520	8,337,360
N. Moreau (in the UK)(7)	438,300	1,022,700	-	240,291	1,701,291	1,719,157	2,397,748	1,375,151	1,927,175
A.Penn (in Australia)(8)	551,135	672,100	-	32,680	1,255,915	427,700	1,011,515	401,029	856,596
E.Teysen (in Belgium)(9)	400,000	560,000	-	3,071	963,071	467,551	870,622	179,156	597,381
TOTAL	5,904,567	23,799,596	485,530	766,936	30,956,629	23,010,683	30,167,716	20,885,450	26,693,350

In the table above, remuneration that is not paid in Euro have been converted on the basis of yearly average exchange rate i.e. for 2007: USD/EUR 0.730; GBP/EUR 1.461; AUD/EUR 0.611; CHF/EUR 0.609.

(1) A. Bouckaert did also receive in 2007 a cash amount of €646,294 in respect of the Performance Units granted in 2004 and 2005 (see section "Performance shares and performance units" hereafter).

(2) C. Condron did also receive in 2007 a cash amount equivalent to €4,096,420 in respect of the Performance Units granted in 2004 and 2005 (see section "Performance shares and performance units" hereafter).

(3)  Compensation and benefits in kind paid to J.R. Abat include benefits paid in respect of his expatriate status in Spain.

J.R. Abatdidalso receive in 2007 acashamount of €591,285 in respect of the Performance Units granted in 2004 and 2005 (see section "Performance shares and performance units" hereafter).

(4) J. Dacey was employed by Winterthur until January 1, 2007 and was appointed as member of the Executive Committee on April 11, 2007. Compensation and benefits in kind paid to J. Dacey include benefits paid in respect of his expatriate status in France since April 1, 2007. Of his €365,532 fixed component, €19,163 have been paid in 2008.

(5) P. Egger was employed by Winterthur until January 1, 2007 and was appointed as member of the Executive Committee on January 1, 2007.

(6) F. Keuper was employed by Winterthur until January 1, 2007 and was appointed as member of the Executive Committee on April 11, 2007.

(7) Compensation and benefits in kind paid to N. Moreau include benefits paid in respect of his expatriate status in the UK since July 1, 2006.

(8) A. Penn did also receive in 2007 a cash amount equivalent to €38,411 in respect of the Performance Units granted in 2004 and 2005 (see section "Performance shares and performance units" hereafter).

(9)  E. Teysen joined AXA on August 16, 2005 and has been appointed as member of the Executive Committee on January 1, 2007.

Substantial differences in the tax systems to which AXA's
executive officers are subject make meaningful comparisons
of the compensation and benefits they earn difficult. For
information, the relevant marginal tax rates are as follows:
Germany: 51.36%; Australia: 46.50%; Belgium: 53.50%;
the United States (New York): 43.27%; Spain: 43%; France:
51%, including an additional 11% for social taxes; the United
Kingdom: 40% and Switzerland (Zurich): 42.5%.

Supervisory Board members fees
Directors' fees paid to Supervisory Board members
The members of the Supervisory Board do not receive
compensation from the Company, with the exception of a
fee for attending meetings. The amount of directors' fees
paid to AXA's Supervisory Board members is indicated in
the table below.

		(gross amounts, in €)
	Directors' fees earned in 2008 for 2007	Directors' fees earned in 2007 for 2006
Current members of the Supervisory Board
Claude Bébéar - Chairman	132,462.00	123,456.79
Leo Apotheker	51,895.00	40,326.11
Jacques de Chateauvieux - Vice-Chairman(a)	55,031.00	47,957.26
Norbert Dentressangle	50,231.00	31,370.05
Jean-Martin Folz	43,652.67	-
Jean-René Fourtou(a)	100,558.00	110,136.74
Anthony Hamilton	112,631.00	66,446.15
Henri Lachmann	85,431.00	69,030.57
Gerard Mestrallet	56,679.00	50,021.64
Giuseppe Mussari	30,836.67	-
Michel Pébereau	61,463.00	66,446.15
Mrs Dominique Reiniche	47,047.00	42,008.35
Ezra Suleiman	101,431.00	93,728.39
Jacques Tabourot	66,231.00	65,283.95
Former members of the Supervisory Board
David Dautresme	65,810.33	127,601.71
Henri Hottinguer	38,610.33	66,186.13
TOTAL	1,100,000.00	1,000,000.00

(a) On February 27, 2008, J.-R. Fourtou resigned as Vice-Chairman of the Supervisory Board and was replaced by J. de Chateauvieux with immediate effect.

The overall amount of directors' fees to be paid is determined by the shareholders, in accordance with applicable laws, and apportioned by the Supervisory Board to its members for
their Board and Committee duties as follows:

-  half of the amount of directors' fees is distributed evenly among members of the Supervisory Board as a fixed
component, with the Chairman and Vice-Chairman each
receiving a double fee;

-  a portion of the remainder is distributed among members of the Supervisory Board in proportion to their actual attendance at the meetings of the Supervisory Board, with the Chairman
and Vice-Chairman each receiving a double fee;

-  the remainder is allocated by the Supervisory Board to
the various specialized Committees and distributed among
their members in proportion to their actual attendance at
Committee meetings, with the Chairmen of Committees
receiving a double fee.

Due to the importance of their role and the significant
demand on their time, members of the Audit Committee
receive a higher proportion of directors' fees.

Retirement and pre-retirement pension payments
The Chairman of the Supervisory Board (Claude Bébéar) has
received during the year 2007 a total amount of retirement
pension of €438,971.

The representative of the employee-shareholders at
the Supervisory Board (Jacques Tabourot) has received
during the year 2007 a total amount of €223,447 as a pre-
retirement compensation.

COMMITMENTS MADE
TO MANAGEMENT BOARD
AND SUPERVISORY BOARD
MEMBERS

Pension
The French members of the AXA Management Board (Henri de
Castries, Claude Brunet, Denis Duverne and François Pierson),
and the representative of the employee-shareholders at the
Supervisory Board (Jacques Tabourot) participate, as all
other executives (directeurs) of AXA Group entities in France, to a supplementary pension scheme pursuant to article 39
of the French Tax Code (Code Général des Impôts).

This scheme, which exists since January 1,1992, has been
modified with effect from January 1, 2005.

The new scheme has been approved by the Supervisory
Board on December 22, 2004, after having been presented
for advice to all work councils and central work councils in
France during the last quarter of 2004.

Under this scheme, a supplementary pension is paid to
executives who retire immediately upon leaving the AXA
Group, at 60 at the earliest, and who have a minimum length of service of 10 years, of which at least 5 years as an executive.

The amount of the supplementary pension is calculated at the time of retirement and is in addition to the total amount of retirement pensions paid under mandatory schemes (Social
Security, ARRCO, AGIRC) and under any other retirement
scheme to which the beneficiary may have participated during his/her career, both within or outside the AXA Group.

The amount of the supplementary pension aims, for a
minimum executive seniority of 20 years, at achieving a
global pension equivalent to:

-  40% of the average gross remuneration of the past 5 years preceding the retirement date, if this average is superior
to 12 annual Social Security ceilings;

-  50% of the average gross remuneration of the past 5 years preceding the retirement date, if this average is inferior to
8 annual Social Security ceilings;

-  2.4 Social Security ceilings +20% of the average gross
remuneration of the past 5 years preceding the retirement
date, if this average is between 8 and 12 annual Social
Security ceilings.

Reduced rates apply for an executive seniority of less
than 20 years. As an example, with 10 years of executive
seniority, the supplementary pension allows to reach a
global pension equivalent to 34% instead of 40%. This rate
is reduced to 20% for an executive seniority of 5 years, and no supplementary pension is paid for an executive seniority
of less than 5 years.

In case of departure from the Group before retirement, no
supplementary pension is paid.

Christopher Condron, member of the Management Board
and employee of AXA Equitable in the United States, benefits from a contractual supplementary pension arrangement
providing for a payment at the age of 65 of an annual pension equivalent to 2% of his annual gross remuneration per year
of service within the AXA Group.

The annual gross remuneration is defined as the average of
the 36 highest monthly remunerations received during the
past 60 months preceding retirement.

Alfred Bouckaert, member of the Management Board, benefits
from a contractual supplementary pension arrangement with
AXA Holdings Belgium providing for a capital at the age of
65 equivalent to N/40 x (25% T1 + 75% T2) x 12.2221, where:
N = number of years of service
T1 = annual Social Security ceiling (€44,995 in 2007)
T2 = part of the fixed salary exceeding T1.

In case of retirement between 60 and 65, the 25% and 75%
coefficients are reduced by 1.6% per year of anticipation.

The financing of this scheme is ensured by an employee
contribution of 4% of fixed salary, and a contribution by
AXA Holdings Belgium in order to guarantee the capital due
at the age of 65.

The total amount set aside or accrued by the Company
and its subsidiaries to provide pension or retirement to
the aforementioned executives was €34.8 million as at
December 31, 2007.

Termination provisions
The French members of the AXA Management Board
(Henri de Castries, Claude Brunet, Denis Duverne and

François Pierson) benefit, as all other executives of AXA
Group companies in France, from the regulations provided for under the Collective Agreement of March 3,1993 signed by
the Fédération Française des Sociétés d'Assurances (F.F.S.A), the Syndicat National des Cadres de Direction de l'Assurance
(CFE-CGC) and the Syndicat du Personnel de Direction des
Sociétés d'assurances et de Capitalisation (S.D.A.C).

Christopher Condron, member of the Management Board
and employee of AXA Equitable and AXA Financial (together
"AXA Equitable") in the United States, benefits from a
contractual clause stating that in case of termination of
its position within AXA Equitable by this company for any
other reason than gross misconduct, he would continue to
receive from AXA Equitable during a period of 2 years after
his departure a remuneration equivalent to his fixed salary
plus target annual bonus, i.e. currently $5.5 million. Payment of this remuneration would cease as soon as he would
resume a professional activity during the 2 year period.

Alfred Bouckaert, member of the Management Board,
benefits from a contractual clause with AXA Holdings
Belgium stating that in case of termination of its position
within AXA Holdings Belgium by this company for any other
reason than gross misconduct, he would be given a 24 month
notice period. If the notice period is not served, he would
receive from AXA Holdings Belgium an indemnity equivalent
to 24 month remuneration, calculated on the basis of his fixed salary and variable compensation received during the past
12 months preceding the termination of his contract.

STOCK OPTIONS
Since 1989, AXA has promoted a stock options program, for
its directors, officers and employees in France and abroad,
aimed at rewarding their performance and aligning their
interests with those of the Group by linking them to AXA's
stock performance over the long term.

Within the global cap authorized by the shareholders, the
Supervisory Board approves all stock options programs prior
to their implementation.

To date, AXA has opted to grant subscription options, with the exception of options granted until 2005 to certain employees of AXA Financial, which were purchase options on ADRs.

Stock options are valid for a period of 10 years. They are
granted at market value, with no discount, and become
exercisable upon vesting, generally in thirds between 2 and
4 years following the grant date.

Annual grants are generally made during the first quarter of the year. In 2007, grants were made 20 trading days after the date annual consolidated earnings were released, i.e. on May
10, 2007 and the strike price was equal to the average of the stock price during the 20 trading days before the grant date.

In the United States, options may be granted during the year to newly-hired or newly-promoted employees or when the
performance measures that give rise to option grants are
available after the first quarter of the year.

Each year, the Management Board proposes a global option
pool to the Supervisory Board's approval. The pool of
options allocated to beneficiaries of each business unit is
essentially determined on the basis of its contribution to
Group performance the previous year.

Individual option grants are determined on the basis of the
following criteria:

- importance of the job - importance of the individual in the job - importance of the individual in the future - quality of the individual contribution	=> role => retention => potential =>performance

Individual option grants are decided by the Management
Board, provided that grants to members of the Management
Board shall receive the prior approval of the Supervisory
Board (acting on the recommendation of its Compensation
Committee).

Since 2006, options granted to Management Board and
Executive Committee members, as well as since 2007 to
any beneficiary receiving a minimum of 5,000 options, are
associated with a performance condition: the last tranche,
i.e. 1/3 of the options granted, will be exercisable only if the
AXA share price has outperformed the Euro Stoxx Insurance
index over the period from the grant date to the date at which the last tranche becomes exercisable.

If this performance condition is not met at that date, a
new test will occur at each anniversary date and the last
tranche will be exercisable from one of these dates only if
the performance condition is met.

If the performance condition has not been met at the expiry
date of the options, the last tranche of options will be
automatically cancelled.

In 2007, AXA stock options were granted as follows:

-  9,745,234 subscription options at a weighted average
price of €34.01 granted to 4,933 employees, representing
0.47% of the share capital,

-  8,440 purchase options on ADRs granted by AXA Financial
at an average price of $43.50 to 10 beneficiaries in the
United States.

On December 31,2007,7,634 AXA employees own 77,152,941
outstanding subscription options, representing 3.74%[1] of the share capital on the same date, and 3,269 employees in the
United States[2] own 18,950,545 outstanding purchase options on ADRs, representing 0.90% of the share capital.

(1) This percentage has been calculated disregarding the dilution related to the exercise of stock options.

(2) In light of an AXA Financial all-employee stock options program in 2001.

Stock options plans summary AXA

Date of grant	Date of the Shareholders Meeting	Total options granted (adjusted numbers)(c)	Number of beneficiaries	Total options granted to Management Board	Number of beneficiaries Management Board (current form)	Total options granted to Executive Committee	Number of beneficiaries Executive Committee (current form)
20/04/1998	12/05/1997	9,540,732	348	728,866	3	978,690	8
20/04/1998	12/05/1997	274,880	9
07/05/1998(a)	28/05/1997	1,549,509	1
26/05/1999(a)	26/05/1999	479,243	1
26/05/1999(a)	28/05/1997	682,888	1
09/06/1999	05/05/1999	4,328,985	180	645,568	4	808,003	6
09/06/1999	12/05/1997	3,219,178	168			54,144	2
18/11/1999	05/05/1999	472,601	91
05/07/2000	05/05/1999	7,786,291	889	595,299	4	738,992	9
05/07/2000(a)	26/05/1999	794,123	5	290,535	1	290,535	1
12/07/2000	05/05/1999	282,637	113			25,520	1
13/11/2000	05/05/1999	299,702	98
09/05/2001	09/05/2001	10,066,038	1,419	1,436,926	5	1,669,708	10
30/05/2001(a)	26/05/1999	871,600	1
27/02/2002	09/05/2001	10,075,899	1,655	1,703,784	5	2,043,412	11
14/03/2003	03/05/2002	2,904,151	229	2,196,444	5	2,170,786	8
14/03/2003	09/05/2001	8,206,592	1,721			647,643	3

In the table above all dates that are indicated shall read day/month/year.

(a) Options that were initially granted by FINAXA that merged into AXA on December 16, 2005.

(b) Options exercised by the heirs of a deceased beneficiary.

(c) Adjustments made, pursuant to applicable regulation, as a result of operations on the AXA stock (such as share capital increases with preferential subscription rights granted to shareholders).

Starting date of the exercise of options	Expiry date	Vesting schedule	Exercise price in Euro (adjusted price)(c)	Discount	Number of options exercised as at 31/12/2007	Options cancelled, forfeited or not granted as at 31/12/2007	Balance as at 31/12/2007
20/04/2000	20/04/2008	25.00%-20/04/2000 50.00%-20/04/2001 75.00%-20/04/2002 100.00%-20/04/2003	23.04	5.00%	4,167,140	2,698,362	2,675,230
20/04/2000	20/04/2008	25.00%-20/04/2000 50.00%-20/04/2001 75.00%-20/04/2002 100.00%-20/04/2003	24.25	-	131,594	54,144	89,142
07/05/2000	07/05/2008	25.00% - 07/05/2000 50.00% - 07/05/2001 75.00% - 07/05/2002 100.00%-07/05/2003	21.46	5.00%	280,000		1,269,509
26/05/2001	26/05/2009	25.00%-26/05/2001 50.00%-26/05/2002 75.00%-26/05/2003 100.00%-26/05/2004	23.91	-			479,243
26/05/2001	26/05/2009	25.00%-26/05/2001 50.00%-26/05/2002 75.00%-26/05/2003 100.00%-26/05/2004	23.91	-			682,888
09/06/2001	09/06/2009	25.00% - 09/06/2001 50.00% - 09/06/2002 75.00% - 09/06/2003 100.00%-09/06/2004	27.52	-	315,570	1,220,298	2,793,117
09/06/2001	09/06/2009	25.00% - 09/06/2001 50.00% - 09/06/2002 75.00% - 09/06/2003 100.00%-09/06/2004	27.52	-	491,814	1,010,858	1,716,506
18/11/2001	18/11/2009	25.00%-18/11/2001 50.00%-18/11/2002 75.00%-18/11/2003 100.00%-18/11/2004	31.45	-	4,996	268,557	199,048
05/07/2002	05/07/2010	33.33% - 05/07/2002 66.67% - 05/07/2003 100.00%-05/07/2004	39.91	-		2,648,448	5,137,843
05/07/2002	05/07/2010	33.33% - 05/07/2002 66.67% - 05/07/2003 100.00%-05/07/2004	42.29	-		251,796	542,327
12/07/2002	12/07/2010	25.00%-12/07/2002 50.00%-12/07/2003 75.00%-12/07/2004 100.00%-12/07/2005	40.01	-		175,626	107,011
13/11/2002	13/11/2010	33.33%-13/11/2002 66.67%-13/11/2003 100.00%-13/11/2004	37.74	-		74,160	225,542
09/05/2003	09/05/2011	33.33% - 09/05/2003 66.67% - 09/05/2004 100.00%-09/05/2005	31.49	-	92,377	2,595,373	7,378,288
30/05/2003	30/05/2011	33.33%-30/05/2003 66.67%-30/05/2004 100.00%-30/05/2005	33.37	-			871,600
27/02/2004	27/02/2012	33.33%-27/02/2004 66.67%-27/02/2005 100.00%-27/02/2006	20.45	-	2,593,950	1,361,602	6,120,347
14/03/2005	14/03/2013	33.33%-14/03/2005 66.67%-14/03/2006 100.00%-14/03/2007	10.73	-	1,775,255	126,501	1,002,395
14/03/2005	14/03/2013	33.33%-14/03/2005 66.67%-14/03/2006 100.00%-14/03/2007	10.73	-	3,848,325	779,508	3,578,759

Date of grant	Date of the Shareholders Meeting	Total options granted (adjusted numbers)(c)	Number of beneficiaries	Total options granted to Management Board	Number of beneficiaries Management Board (current form)	Total options granted to Executive Committee	Number of beneficiaries Executive Committee (current form)
02/04/2003 (a)	30/05/2001	1,781,935	3
26/03/2004	03/05/2002	10,478,765	2,186	1,974,888	5	2,503,499	11
14/04/2004(a)	21/05/2002	484,222	1
29/03/2005	03/05/2002	8,644,096	2,132	1,757,867	5	2,288,179	11
29/03/2005	03/05/2002	3,608,908	774	485,356	1	485,356	1
06/06/2005	03/05/2002	16,575	5
27/06/2005	03/05/2002	235,108	238
01/07/2005	03/05/2002	24,442	1
28/07/2005(a)	11/05/2004	478,722	1
21/09/2005	20/04/2005	111,715	6
31/03/2006	20/04/2005	2,702,580	861	592,713	1	592,713	1
31/03/2006	20/04/2005	7,446,718	2,418	1,552,335	5	2,098,845	11
31/03/2006	20/04/2005	1,194,073	1,002	-	-	-	-
25/09/2006	20/04/2005	52,451	10
25/09/2006	20/04/2005	22,257	29	-	-	-	-
13/11/2006	20/04/2005	7,233	5	-	-	-	-
10/05/2007	20/04/2005	6,656,555	2,866	928,000	4	1,229,500	8
10/05/2007	20/04/2005	1,772,400	876	437,890	1	437,890	1
10/05/2007	20/04/2005	1,280,987	1,163	-	-	-	-
24/09/2007	20/04/2005	10,427	4
24/09/2007	20/04/2005	12,281	16	-	-	-	-
19/11/2007	20/04/2005	4,577	2
19/11/2007	20/04/2005	8,007	6	-	-	-	-

In the table above all dates that are indicated shall read day/month/year.

(a) Options that were initially granted by FINAXA that merged into AXA on December 16, 2005.

(b) Options exercised by the heirs of a deceased beneficiary.

(c) Adjustments made, pursuant to applicable regulation, as a result of operations on the AXA stock (such as share capital increases with preferential subscription rights granted to shareholders).

Starting date of the exercise of options	Expiry date	Vesting schedule	Exercise price in Euro (adjusted price)(c)	Discount	Number of options exercised as at 31/12/2007	Options cancelled, forfeited or not granted as at 31/12/2007	Balance as at 31/12/2007
02/04/2005	02/04/2013	33.33% - 02/04/2005 66.67% - 02/04/2006 100.00%-02/04/2007	12.11	-	547,589		1,234,346
26/03/2006	26/03/2014	33.33%-26/03/2006 66.67%-26/03/2007 100.00%-26/03/2008	17.31	-	1,075,006	856,082	8,547,677
14/04/2006	14/04/2014	33.33%-14/04/2006 66.67%-14/04/2007 100.00%-14/04/2008	15.37	-			484,222
29/03/2007	29/03/2015	33.33%-29/03/2007 66.67%-29/03/2008 100.00%-29/03/2009	20.18	-	278,098	588,103	7,777,895
29/03/2007	29/03/2015	33.33%-29/03/2007 66.67%-29/03/2008 100.00%-29/03/2009	20.44	-	76,290	274,309	3,258,309
06/06/2007	06/06/2015	33.33% - 06/06/2007 66.67% - 06/06/2008 100.00%-06/06/2009	19.48	-		3,218	13,357
27/06/2007	27/06/2015	33.33%-27/06/2007 66.67%-27/06/2008 100.00%-27/06/2009	19.79	-	1,634	8,054	225,420
01/07/2007	01/07/2015	33.33% - 01/07/2007 66.67% - 01/07/2008 100.00%-01/07/2009	20.40	-			24,442
28/07/2007	28/07/2015	33.33%-28/07/2007 66.67%-28/07/2008 100.00%-28/07/2009	21.04	-		478,722
21/09/2007	21/09/2015	33.33%-21/09/2007 66.67%-21/09/2008 100.00%-21/09/2009	21.48	-		49,213	62,502
31/03/2008	31/03/2016	33.33%-31/03/2008 66.67%-31/03/2009 100.00%-31/03/2010	28.61	-		46,405	2,656,175
31/03/2008	31/03/2016	33.33%-31/03/2008 66.67%-31/03/2009 100.00%-31/03/2010	28.43	-	2,809(b)	401,601	7,042,308
31/03/2010	31/03/2016	100.00%-31/03/2010	28.61	-	-	9,852	1,184,221
25/09/2008	25/09/2016	33.33%-25/09/2008 66.67%-25/09/2009 100.00%-25/09/2010	28.71	-			52,451
25/09/2010	25/09/2016	100.00%-25/09/2010	28.71	-	-	260	21,997
13/11/2010	13/11/2016	100.00%-13/11/2010	30.31	-	-	-	7,233
10/05/2009	10/05/2017	33.33%-10/05/2009 66.67%-10/05/2010 100.00%-10/05/2011	33.75	-		52,275	6,604,280
10/05/2009	10/05/2017	33.33%-10/05/2009 66.67%-10/05/2010 100.00%-10/05/2011	34.61	-		1,368	1,771,032
10/05/2011	10/05/2017	100.00%-10/05/2011	34.61	-	-	-	1,280,987
24/09/2009	24/09/2017	33.33%-24/09/2009 66.67%-24/09/2010 100.00%-24/09/2011	30.45	-			10,427
24/09/2011	24/09/2017	100.00%-24/09/2011	30.45	-	-	-	12,281
19/11/2009	19/11/2017	33.33%-19/11/2009 66.67%-19/11/2010 100.00%-19/11/2011	29.23	-			4,577
19/11/2011	19/11/2017	100.00%-19/11/2011	29.23	-	-	-	8,007

Stock options granted and/or exercised by management bodies' members in 2007

	AXA STOCK OPTIONS					AXA ADR STOCK OPTIONS
	0ptions granted			Options exercised		Options granted			Options exercised
Beneficiaries	Number	Expiry date	Price (€)	Number,al	Price (€)	Number	Expiry date	Price (USD)	Number	Price (USD)
Management Board members
H.de CASTRIES	-	-	-	4,969	10.73	-	-	-	111,180	35.100
(Chairman)(b)				350,000 84,000	10.73 10.73				18,734	16.014
A. BOUCKAERT	200,000	10/05/2017	33.75	-	-	-	-	-	-	-
(Belgium)
C. BRUNET	168,000	10/05/2017	33.75	17,000 31,000	10.73 10.73	-	-	-	-	-
C. CONDRON	437,890	10/05/2017	34.61	-	-	-	-	-	46,894	20.16
(USA)									165,000	20.16
D. DUVERNE	320,000	10/05/2017	33.75	11,000	11.00	-	-	-	81,198	35.100
				75,064 7,000 18,700 80,000 83,300 42,900	11.00 10.73 10.73 10.73 23.04 10.73				18,734	16.014
F. PIERSON	240,000	10/05/2017	33.75	100,000 50,000	10.73 10.73	-	-	-	-	-
Supervisory Board members
C. BEBEAR	n/a	n/a	n/a	280,000	21.46	n/a	n/a	n/a	-	-
(Chairman)				22,000 22,000	12.11 12.11
J.TABOUROT	n/a	n/a	n/a	10,823	23.04	n/a	n/a	n/a	-	-
				10,000	23.04

In the table above all dates that are indicated shall read day/month/year.

(a) Underligned numbers indicate exercises of options where the AXA shares have been retained by the beneficiaries or donated upon exercise.

(b) Mr. de Castries, at his own initiative, renounced to be granted options in 2007.

NB: At the date of grant, May 10, 2007, the fair value of these options for accounting purposes under IFRS was deemed to be €6.67 per share. This is an historic value at the date of grant calculated for accounting purposes pursuant to the methodology described in Note 25.3.1 to AXA's 2007 Consolidated Financial Statements included in Part V of this Annual Report and does not represent a current market or other current valuation of these options or the actual amounts that may be realized on exercise of these options if and when they become vested.

Stock options granted and/or exercised by the top 10 beneficiaries
(outside the Management Board) during 2007

Stock options granted or exercised by the top 10 beneficiaries (outside the Management Board) during 2007	Number of options granted or exercised	Weighted average price (Euro)
Stock options granted in 2007 by AXA to the 10 employees of the Company or of eligible AXA Group's subsidiaries who received the highest number of stock options	636,926	33.88
Stock options exercised in 2007 by the 10 employees of the Company or of eligible AXA Group's subsidiaries who exercised the highest number of stock options	1,406,927	16.89

Stock options held by management bodies' members and Executive Committee members
(options granted but not exercised as at December 31, 2007)

Beneficiaries	AXA	AXA ADR(a)
Management Board members
H. de Castries (Chairman)	5,704,351	162,394
A. Bouckaert (Belgium)	1,155,982	-
C. Brunet	1,241,723	-
C. Condron (United States)	1,515,959	1,363,457
D. Duverne	2,012,101	-
F. Pierson	2,194,676	-
Other Executive Committee members
J.R. Abat (in Spain)	623,219	-
J. Dacey (in France)	52,500	-
P. Egger (in Switzerland)	37,500	-
F. Keuper (in Germany)	52,500	-
J.Lieberman (in the US)(b)	-	-
N. Moreau (in theUK)(c)	480,943	-
A. Penn (in Australia)(d)	47,112	-
E. Teysen (in Belgium)	165,798	-
Supervisory Board members
C. Bébéar (Chairman)	4,615,062	292,310
J. Tabourot	80,743	-

(a) As part of AXA's buyout of minority interests in AXA Financial, the outstanding options on AXA Financial ordinary shares were converted into options on AXA American Depository Shares (ADR) on January 2, 2001.

(b) Also owns 80,000 stock options on AllianceBernstein.

(c) Also owns 7,562 stock options on AXA Investment Managers.

(d) Also owns 1,116,501 stock options on AXA Asia Pacific Holdings.

PERFORMANCE SHARES
AND PERFORMANCE UNITS

Since 2004, stock options have been partially replaced by
performance units.

From 2005 onwards, performance units have been replaced
in France by performance shares. Performance shares are
free shares subject to performance conditions.

Performance units/shares aim at:

-  Rewarding and retaining the best talents by associating
them to the intrinsic performance of the AXA Group
and of their operational business unit as well as to the
performance of the AXA stock price in the medium-term
(2 to 4 years);

-  Reducing shareholder dilution by granting less stock
options.

Grant criteria for performance units are similar to those used for stock options.

The principle of performance units/shares is as follows:

-  Each beneficiary receives an initial grant of performance units/shares which will be used to calculate the actual number of units/shares that will be definitely acquired at the end of a
2-year acquisition period (3 years for the 2004 performance
unit plan), under the condition that the beneficiary is still employed by the AXA Group at that date.

-  During each year of the acquisition period, half of the
performance units/shares initially granted (one third for
the 2004 performance unit plan) is subject to collective
performance conditions measuring both the AXA Group
performance and the beneficiary's operational business
unit performance, based on pre-determined targets.

-  The performance targets in 2004 and 2005 have been:

• for the business units: underlying earnings and adjusted
earnings;

• for the AXA Group: underlying earnings and adjusted
earnings per share.

-  The performance targets in 2006 have been for both the
AXA Group and the operational business unit:

• underlying earnings, P&C revenues and New Business
Value in Life & Savings.

-  The degree of achievement for each target determines
the number of units/shares definitively granted to the
beneficiary, which may vary between 0% and 130%.

-  At the end of the acquisition period, units/shares initially granted each year become definitely acquired depending
on the degree of performance targets, subject to the
beneficiary being still employed by the AXA Group.

As far as performance units are concerned:

-  Each unit is valued based on the average opening price
of the AXA stock during the past 20 trading days of the
acquisition period.

-  If the number of units definitely acquired is equal to or higher than 1,000 the beneficiary only receives 70% of the
value in cash to allow him/her to pay social contributions
and income taxes calculated on 100% of that value. 30%
of the value is reinvested into AXA shares which are
restricted from sale during a 2-year period, in order to
develop employees' share ownership and align employees
and shareholders' interests.

As far as performance shares are concerned:

-  Shares that are definitely acquired at the end of the acquisition period are restricted from sale during a 2-year period.

The amounts corresponding to performance units are
charged to expenses each year under the variable accounting
method, but do not create any dilution for shareholders since no new shares are issued.

Performance shares, even if shares ultimately delivered to
beneficiaries are newly issued shares (until now, AXA has
always delivered existing shares), represent less shareholder dilution than stock options, due to the smaller grant volume.

The first performance unit plan was launched on March 26,
2004  and 1,037,116 performance units have been initially
granted to 2,554 beneficiaries in and outside France.

The 3-year acquisition period of this plan ended on March
26, 2007 and at that date 645,604 performance units were
definitely acquired by 1,537 beneficiaries. The settlement
of these performance units was made both in cash
(€17.4 million) and in shares (91,997 shares) subject to a
2-year restriction period until March 26, 2009.

A second performance unit plan was launched on March 29,
2005  and 939,880 performance units have been initially
granted to 1,707 beneficiaries outside France.

The 2-year acquisition period of this plan ended on March
29, 2007 and at that date 960,520 performance units were
definitely acquired by 1,532 beneficiaries. The settlement
of these performance units was made both in cash
(€25.3 million) and in shares (152,379 shares) subject to a
2-year restriction period until March 29, 2009.

A third performance unit plan was launched on March 31,
2006 and 1,453,441 performance units were initially granted
to 2,072 beneficiaries outside France. The 2-year acquisition period will end on March 31, 2008.

A fourth performance unit plan was launched on May 10,
2007 and 1,361,869 performance units were initially granted
to 2,346 beneficiaries outside France. The 2-year acquisition period of this plan will end on May 10, 2009.

The first performance shares plan was launched on April 21,
2005.  after approval having been obtained at the Annual
General Meeting of April 20, 2005. A total of 743,310
performance shares were granted to 1,154 beneficiaries in
France.

Furthermore, 770 employees in France have elected to
renounce to their performance units granted in 2004 and
were granted on April 21,2005 an equivalent number of free
shares. As a total, they received 250,306 performance shares and 143,630 restricted shares (free shares the acquisition of which are not subject to the achievement of performance
targets).

The 2-year acquisition period of this plan ended on April 21,
2007 and at that date 1,202,986 performance shares were
definitely acquired by 1,341 beneficiaries. The shares are
subject to a 2-year restriction period until April 21, 2009.

A second performance shares plan was launched on March 31,
2006. A total of 893,326 performance shares were granted
to 1,186 beneficiaries in France. The 2-year acquisition period of this plan will end on March 31, 2008. The shares acquired will be subject to a 2-year restriction period until March 31,
2010.

A third performance shares plan was launched on May 10,
2007. A total of 782,432 performance shares were granted
to 1,433 beneficiaries in France. The 2-year acquisition period will end on May 10,2009. The shares acquired will be subject to a 2-year restriction period until May 10, 2011.

Performance Units/Shares Summary
Performance Units

Initial grant		Units	Units	Units	Units		Acquisition
Date	Units granted	actually granted	at stake at 31/12/2007	cancelled at 31/12/2007	acquired at 31/12/2007	Balance at 31/12/2007	Date	Units acquired
26/03/2004	1,037,116	-	-	484,934	-	-	26/03/2007	645,604
29/03/2005	938,880	-	-	81,334	-	-	29/03/2007	960,520
31/03/2006	1,453,441	757,539	679,438	84,437	11,724	1,416,731	31/03/2008	-
10/05/2007	1,361,869	-	1,336,319	8,070	17,480	1,336,319	10/05/2009	-

NB:

- In the table above all dates that are indicated shall read day/month/year.

- 28,076 Performance Units granted in 2006 and 2007 to AXA Netherlands employees have been definitely acquired in 2007 following the disposal of AXA business in the Netherlands.

-1,128 Performance Units granted in 2006 have been acquired further to the deaths of 3 beneficiaries in 2006 and 2007.

Performance/Restricted shares

Initialgrant		Shares	Shares	Shares	Shares		Acquisition
Date	Shares granted	actually granted	at stake at 31/12/2007	cancelled at 31/12/2007	acquired at 31/12/2007	31/12/2007	Date	Shares acquired
21/04/2005	743,310	-	-	19,621	-	-	21/04/2007	793,139
21/04/2005	250,306 (a)	-	-	4,741	-	-	21/04/2007	268,965
21/04/2005	143,630(b)	-	-	2,690	-	-	21/04/2007	140,882
31/03/2006	893,326	471,399	434,401	24,550	380	898,698	31/03/2008	-
10/05/2007	782,432	-	776,852	5,580	-	776,852	10/05/2009	-

In the table above all dates that are indicated shall read day/month/year.

(a) Performance shares granted as a replacement for 250,306 Performance Units 2004 cancelled.

(b) Restricted shares granted as a replacement for 143,630 Performance Units 2004 cancelled.

NB: 380 shares granted in 2006 have been acquired further to the death of a beneficiary in 2007.

Performance units/shares initially granted to the top 10 beneficiaries
(outside the Management Board) during 2007

Number initially granted
Performance units granted in 2007 to the 10 employees of the Company or of eligible AXA Group's subsidiairies who received the highest number of performance units	88,243
Performance shares granted in 2007 by AXA to the 10 employees of the Company or of eligible AXA Group's subsidiairies who received the highest number of performance shares	59,700

Performance units/shares grants for the Management Board members are1:

Performance Units Plan 2004

	Initial grant
	Date	Units granted	Units actually granted	Units at stake at 31/12/2007
H. de Castries	26/03/2004	61,276	23,489	-
A. Bouckaert	26/03/2004	9,804	11,523 (a)	-
C. Brunet	26/03/2004	16,851	6,460	-
C. Condron	26/03/2004	75,902	85,045(b)	-
D. Duverne	26/03/2004	23,898	9,161	-
F. Pierson	26/03/2004	27,574	10,887	-

In the table above all dates that are indicated shall read day/month/year.

(a) The settlement of 11,523 Performance Units acquired by A. Bouckaert has been made through a cash payment of €253,917.68 and 3,457 AXA shares subject to a minimum of 2-year restriction period, i.e. until March 26, 2009.

(b) The settlement of 85,045 Performance Units acquired by C. Condron has been made through a cash payment of 2,480,877.32 US dollars and 25,514 AXA ADRs subject to a minimum of 2-year restriction period, i.e. until March 26, 2009.

Performance Units/Shares Plan 2005

	Initial grant Date	Shares/Units granted	Shares/Units actually granted	Shares/Units at stake at 31/12/2007
H. de Castries	21/04/2005	102,127	111,677	-
	21/04/2005	40,851(a)	44,673	-
	21/04/2005	23,489(b)	23,489	-
A. Bouckaert(c)	29/03/2005	15,319	17,920(d)	-
C. Brunet	21/04/2005	28,085	30,712	-
	21/04/2005	11,234(a)	12,286	-
	21/04/2005	6,460(b)	6,460	-
C. Condron(c)	29/03/2005	97,071	107,469 (e)	-
D. Duverne	21/04/2005	42,894	46,905	-
	21/04/2005	15,932(a)	17,423	-
	21/04/2005	9,161(b)	9,161	-
F. Pierson	21/04/2005	45,957	50,198	-
	21/04/2005	18,383(a)	20,080	-
	21/04/2005	10,887(b)	10,887	-

In the table above all dates that are indicated shall read day/month/year.

(a) Performance shares granted as a replacement for Performance Units 2004 cancelled.

(b) Restricted shares granted as a replacement for Performance Units 2004 cancelled.

(c) The numbers indicated for A. Bouckaert and C. Condron correspond to Performance Units.

(d) The settlement of 17,920 Performance Units acquired by A. Bouckaert has been made through a cash payment of €392,376.32 and 5,376 AXA shares subject to a minimum of 2-year restriction period, i.e. until March 29, 2009.

(e) The settlement of 107,469 Performance Units acquired by C. Condron has been made through a cash payment equivalent to €2,353,131.84 and 32,241 AXA ADRs subject to a minimum of 2-year restriction period, i.e. until March 29, 2009.

NB: The shares acquired by H. de Castries, C. Brunet, D. Duverne and F. Pierson are subject to a minimum 2-year restriction period, i.e. until April 21, 2009.

(1) At the date of grant of the Performance Units/Shares plans described above, the price of the AXA share (as used for IFRS valuation purposes) was €17.7 for the 2004 plan, €19.5 for the 2005 plan, €29.0 for the 2006 plan and €33.8 for the 2007 plan. This is an historic value at the date of grant and does not represent a current market or other current valuation of these Performance Units/Shares or the actual proceeds if and when they become vested.

Units cancelled at 31/12/2007	Units acquired at 31/12/2007	Balance at 31/12/2007	Date	Acquisition	Units acquired
64,340	-	-	-		-
-	-	-	26/03/2007		11,523(a)
17,694	-	-	-		-
-	-	-	26/03/2007		85,045(b)
25,093	-	-	-		-
29,270	-	-	-		-

Shares/Units cancelled at 31/12/2007	Shares/Units acquired at 31/12/2007	Balance at 31/12/2007	Date	Acquisition	Shares/Units acquired
-	-	-	21/04/2007		111,677
-	-	-	21/04/2007		44,673
-	-	-	21/04/2007		23,489
-	-	-	29/03/2007		17,920(d)
-	-	-	21/04/2007		30,712
-	-	-	21/04/2007		12,286
-	-	-	21/04/2007		6,460
-	-	-	29/03/2007		107,469(e)
-	-	-	21/04/2007		46,905
-	-	-	21/04/2007		17,423
-	-	-	21/04/2007		9,161
-	-	-	21/04/2007		50,198
-	-	-	21/04/2007		20,080
-	-	-	21/04/2007		10,887

Performance Units/Shares Plan 2006

	Initial grant
	Date	Shares/Units granted	Shares/Units actually granted	Shares/Units at stake at 31/12/2007
H. de Castries	31/03/2006	57,191	30,512	28,595
A. Bouckaert(a)	31/03/2006	14,706	8,259	7,353
C. Brunet	31/03/2006	19,608	10,461	9,804
C.Condron(a)	31/03/2006	59,271	32,632	29,636
D. Duverne	31/03/2006	31,864	17,000	15,932
F. Pierson	31/03/2006	31,864	17,078	15,932

In the table above all dates that are indicated shall read day/month/year.

(a) The numbers indicated for A. Bouckaert and C. Condron correspond to Performance Units.

Performance Units/Shares Plan 2007

	Initial grant
	Date	Shares/Units granted	Shares/Units actually granted	Shares/Units at stake at 31/12/2007
H. de Castries	-	-	-	-
A. Bouckaert(a)	10/05/2007	20,000	-	20,000
C. Brunet	10/05/2007	16,800	-	16,800
C. Condron(a)	10/05/2007	43,789	-	43,789
D. Duverne	10/05/2007	32,000	-	32,000
F. Pierson	10/05/2007	24,000	-	24,000

In the table above all dates that are indicated shall read day/month/year.

(a) The numbers indicated for A. Bouckaert and C. Condron correspond to Performance Units.

SHARE OWNERSHIP OF MANAGEMENT BOARD AND SUPERVISORY BOARD
MEMBERS

Members of the Management Board

To the best knowledge of the Company, each of the Management Board member held, as of December 31,	2007, the number of AXA shares or ADR, and units of AXA Actionnariat mutual funds indicated in the table below.

	Number of shares and number of units of mutual funds owned as of December 31, 2007
	AXA Shares	AXA ADR	Units of AXA Actionnariat mutual funds
Henri de Castries (Chairman)	1,346,278	18,734	-
Alfred Bouckaert (Belgium)	8,833	-	100,461
Claude Brunet	212,988	-	31
Christopher Condron (United States)	-	198,087	39,170
Denis Duverne	705,871	18,734	627
Francois Pierson	112,609	-	16,191

As proposed by the Management Board, the Supervisory
Board has decided to implement as from January 1, 2007
a shareholding policy applicable to all members of the
Management Board and of the Executive Committee.

This policy requires that each member of the Management
Board and the Executive Committee holds, during the entire
duration of their functions, a minimum number of AXA

shares representing a multiple of their annual target total
cash remuneration (fixed salary plus target annual variable
remuneration).

-   The Chairman of the Management Board is required to hold
the equivalent of 3 years target total cash remuneration.

-   Other Management Board members are required to hold
the equivalent of 2 years target total cash remuneration.

Shares/Units	Shares/Units		Acquisition
cancelled at 31/12/2007	acquired at 31/12/2007	Balance at 31/12/2007	Date	Shares/Units acquired
-	-	59,107	31/03/2008	-
-	-	15,612	31/03/2008	-
-	-	20,265	31/03/2008	-
-	-	62,268	31/03/2008	-
-	-	32,932	31/03/2008	-
-	-	33,010	31/03/2008	-

Shares/Units	Shares/Units		Acquisition
cancelled at 31/12/2007	acquired at 31/12/2007	Balance at 31/12/2007	Date	Shares/Units acquired
-	-	-	-	-
-	-	20,000	10/05/2009	-
-	-	16,800	10/05/2009	-
-	-	43,789	10/05/2009	-
-	-	32,000	10/05/2009	-
-	-	24,000	10/05/2009	-

-   Executive Committee members are required to hold the
equivalent of 1.5 years target total cash remuneration.

The followinq count towards the shareholdinq requirements:

-   AXA shares or ADRs owned, whether they have been
acquired directly on the market, throuqh stock options
exercise or through performance shares/units or restricted
shares.

-   Units of AXA mutual funds invested at 100% in AXA shares
or ADRs.

-   Shares of listed companies of the AXA Group
(AllianceBernstein, AXA Asia Pacific Holdinqs).

The following are not considered:

-   AXA stock options or ADR stock options that have not yet
been exercised.

-   Performance shares, performance units or restricted
shares granted but not yet definitely acquired.

Each member of the Management Board and of the Executive
Committee should meet this requirement within a period of
5 years from the latter of (i) January 1, 2007 and (ii) their appointment date at the Management Board or Executive
Committee.

The Supervisory Board also decided that, as long as a
Management Board member has not met this shareholding
requirement, the stock options and performance shares
granted to him/her after January 1, 2007 will be subject to
the following obligations:

-   as far as stock options granted after January 1, 2007
are concerned, a Management Board member who does
not meet his/her shareholding requirement will, at every
stock option exercise, hold a minimum number of shares
equivalent to 25% of the pre-tax capital gain realised (i.e.
in France about 50% of the post-tax capital gain). These
shares will have to be held during the whole duration of
the Management Board mandate;

-   as far as free shares ("performance shares") granted
after January 1, 2007 are concerned, a Management
Board member who does not meet his/her shareholding
requirement will, at every share acquisition date, hold a
minimum of 25% of these shares during the whole duration
of the Management Board mandate.

When a Management Board member already meets the above
shareholding requirements, there will be no obligation when
he/she exercises stock options or acquires shares.

As at December 31, 2007, based on the AXA share value at that date (price of €27.39), every member of the Management Board met the shareholding requirement.

	AnnuaI Target Compensation (€)			Shareholding requirement
	Fixed salary	Target STIC	Total Target Cash	Number of years	Amount (€)	Target date
Henri de Castries	500,000	2,500,000	3,000,000	3	9,000,000	01/01/12
Denis Duverne	430,000	1,250,000	1,680,000	2	3,360,000	01/01/12
Claude Brunet	350,000	900,000	1,250,000	2	2,500,000	01/01/12
Francois Pierson	400,000	1,150,000	1,550,000	2	3,100,000	01/01/12
Alfred Bouckaert	600,000	900,000	1,500,000	2	3,000,000	01/01/12
Christopher Condron	679,000	3,055,500	3,734,500	2	7,469,000	01/01/12

Remunerations indicated in the table above are the ones for 2007.

Transactions involving Company stock completed
in 2007 by members of the Management Board
To the best of the Company's knowledge, the members of
the Management Board made the following disclosures in
the course of 2007 concerning their transactions involving
Company stock. Detailed information about all of these

transactions, as well as individual disclosures filed in accordance with Articles 223-22 and 223-25 of the AMF's (Autorité des
marchés financiers) General Regulations, are published on the
Company's website (www.axa.com) and on the the AMF website
(www.amf-france.org).

Members of the Management Board

			Freely allowed shares		Subscription options
	Sale of	Purchase of
Name	AXA Shares (Number)	AXA Shares (Number)	AXA Shares (Number)	AXA ADR (Number)	Subscription to AXA Shares (Number)	Subscription to AXA ADR (Number)
Henri de Castries	-	-	179,839	-	438,969	18,734
Alfred Bouckaert	-	-	8,833	-	-	-
Claude Brunet	-	-	49,458	-	31,000	-
Christopher Condron	-	-	-	57,755	-	-
Denis Duverne	-	-	73,489	-	317,964	18,734
Francois Pierson	-	-	81,165	-	100,000	-

Shareholding at 31/12/2007
Number of years	Amount (€)	AXA shares	AXA ADRs	AXA funds	AllianceBernstein shares
12.5	37,481,870	1,346,278	18,734	-	2,000
11.8	19,856,107	705,871	18,734	627	-
4.7	5,834,590	212,988	-	31	-
2.2	3,485,816	112,609	-	14,657	-
2.0	2,993,563	8,833	-	100,461	-
3.9	14,399,180	-	534,033		-

Subscription and sale			Equity issue reserved foir employees (Shareplan)
AXA Shares (Number)	AXA ADS (Number)	Sale of units of AXA Group mutual funds invested in ordinary shares of AXA Shares (Number)	Subscription to units of AXA Group mutual funds invested in AXA shares (Number)	Subscription to AXA ADR (Number)
-	111,180	33,850	33,850	-
-	-	-	15,587	-
17,000	-	12,570	12,596	-
-	211,894	-	-	4,797
-	81,198	17,397	17,397	-
50,000	-	-	-	-

Members of the Supervisory Board To the best knowledge of the Company, each of the Supervisory Board member held, as of December 31, 2007,	the number of AXA shares or ADR indicated in the table below.

	Number of shares owned as of December 31, 2007
	AXA Shares	AXA ADR
Claude Bébéar - Chairman	2,628,222	-
Leo Apotheker	1,150	-
Jacques de Chateauvieux - Vice-Chairman(a)	2,170	-
Norbert Dentressangle	2,861	-
Jean-Martin Folz	1,000	-
Jean-René Fourtou(a)	10,780	1,356
Anthony Hamilton	4,436	7,343
Henri Lachmann	1,714	-
Gerard Mestrallet	2,825	-
Giuseppe Mussari	100	-
Michel Pébereau	4,666	-
Mrs. Dominique Reiniche	1,000	-
Ezra Suleiman	3,225	-
Jacques Tabourot	90,188	-

(a) On February 27, 2008, J.-R. Fourtou resigned as Vice-Chairman of the Supervisory Board and was replaced by J. de Chateauvieux with immediate effect.

Transactions involving Company stock completed
in 2007 by members of the Supervisory Board
To the best of the Company's knowledge, several members
of the Supervisory Board made the following disclosures in
the course of 2007 concerning their transactions involving
Company stock. Detailed information about all of these

transactions, as well as individual disclosures filed in
accordance with Articles 223-22 and 223-25 of the AMF's
(Autorité des marchés financiers) General Regulations, are
published on the Company's website (www.axa.com) and on
the AMF website (www.amf-france.org).

			Freely allotted shares		Subscription options
Name	Sale of AXA Shares (Number)	Purchase of AXA Shares (Number)	AXA Shares (Number)	AXA ADR (Number)	Subscription to AXA Shares (Number)	Subscription to AXA ADR (Number)
Claude Bébéar	-	-	-	-	324,000	-
Leo Apotheker	-	900	-	-	-	-
Norbert Dentressangle	-	195	-	-	-	-
Jacques Tabourot	-	-	-	-	10,000	-

Subscriptionand sale			Equity issue reserved for employees (Shareplan)
AXA Shares (Number)	AXA ADS (Number)	Sale of units of AXA Group mutual funds invested in AXA shares (Number)	Subscription to units of AXA Group fund invested in ordinary shares of AXA stock (Number)	Subscription to AXA ADR (Number)
-	-	-	2,610	-
-	-	-	-	-
-	-	-	-	-
10,823	-	2,076	2,409	-

3.3 Description of the Company's share
repurchase program

Pursuant to article 241-2 of the AMF General Regulations,
this section constitutes the description of the Company's
share repurchase program that will be submitted to the
Shareholders' approval on April 22, 2008.

Treasury shares (held directly by the Company and
owned by subsidiaries) as of February 29, 2008
The table below illustrates the number of AXA shares and the percentage of shares directly (treasury shares) or indirectly
(shares hold by the subsidiaries) held by the Company.

Date of the Shareholders' meeting called to
authorize the program
April 22, 2008.

	Number of shares	% of share capital(a)	Par value (in Euro)
Treasury shares held directly by the Company	11,644,231	0.57%	26,665,289 €
Treasury shares owned by Company subsidiaries (directly and indirectly)	21,282,002	1.03%	48,735,785 €
TOTAL	32,926,233	1.60%	75,401,074 €

(a) Percentage calculated on the basis of the share capital of the Company as recorded by the Chairman of the Management Board on January 24, 2008.

Analysis of treasury shares in terms of objectives as of February 29, 2008

	Liquidity agreement	Hedging of free shares granted to employees	Cancellation
Number of treasury shares	4,000,000	7,644,231	-

Objectives of the Company's share repurchase
program
Pursuant to the provisions of the European Commission
Regulation n° 2273/2003 which came into force on
December 22,2003 and in accordance with market practices
allowed by the AMF, the objectives of the Company's
share repurchase program that will be submitted to
the Shareholders' approval on April 22, 2008 are the
following:

a)  optimizing the liquidity of AXA securities, notably to foster regular and liquid trading in the securities through a liquidity agreement that complies with the AFEI Code of conduct
approved by the AMF, entered into with an investment
services provider (liquidity provider) in compliance with
the market practice accepted by the AMF,

b)  (i) hedging stock options offered to some or all employees or eligible directors and officers of the Company and/or
affiliates as defined in Article L.225-180 of the French
Commercial Code,

(ii) granting free shares (actions gratuites) to employees
and former employees of the AXA Group enrolled in an

employee savings plan sponsored by the Company or the
AXA Group, and/or

(iii) granting free shares to some or all employees and eligible directors and officers of the Company and its affiliates as
defined in Article L.225-197-2 of the French Commercial
Code, in accordance with the provisions of Articles L.225-
197-1 et seq. of the French Commercial Code,

c)  holding or tendering such shares later in payment or in
exchange, especially in connection with acquisitions, in
compliance with the market practices accepted by the
AMF,

d)  delivering shares upon the exercise of rights attached to bonds with an immediate or future claim on shares of the
Company,

e)  cancelling some or all of these shares, subject to the
Shareholders' Meeting of April 22, 2008 approval of the
20th extraordinary resolution hereinafter, which authorizes
this cancellation, and/or, more generally,

f)  performing any other types of operations in compliance
with the laws and regulations in force.

Maximum percentage of share capital, maximum number and types of securities that may be repurchased by the Company and maximum purchase price

Share repurchase program submitted to Shareholders approval on April 22, 2008
Type of securities	Maximum % of share capital	Maximum number of shares(a)	Maximum purchase price (per share)
Shares	10%	206,075,349	€45

(a) This number corresponds to the theoretical maximum number of shares that may be purchased by the Company, calculated on the basis of the Share Capital as of February 29, 2008, i.e. 4,719,125,496.68 € divided into 2,060,753,492 securities. Based on the number of securities held by the Company on that date, AXA may purchase up to 194,431,118 of its own shares.

Duration of the repurchase program 18 months, subject to the approval of the program by the Shareholders' Meeting of April 22, 2008.

Table of transactions made during the current share repurchase program (until February 29, 2008)

Number of shares purchased since the beginning of the program	88,369,265
Number of shares sold since the beginning of the program	22,263,001
Number of shares transferred since the beginning of the program	2,305
Number of shares cancelled since the beginning of the program	63,103,647

The Company has not used derivatives in connection with
the previous share repurchase program. All of the share
repurchases have been made in cash.

TRANSACTIONS COMPLETED IN 2007
BY AXA IN ITS OWN SHARES
In connection with its share repurchase programs, which
were approved respectively by AXA's Shareholders at their
Annual Meeting held on May 4, 2006 (8th resolution) and at
their Annual Meeting held on May 14, 2007 (13th resolution),
AXA, in accordance with the provisions of article L.225-209
of the French Commercial Code, has continued the liquidity
agreement put in place on May 16, 2005 that complies with
the AFEI Code of Conduct approved by AMF with an initial
duration of one year tacitly renewable, and entrusted its
implementation to Credit Agricole Cheuvreux.

Between January 1, 2007 and May 13, 2007, 8,906,796
shares were purchased under this liquidity agreement for an
average weighted gross unit price of €32.08, and 9,581,677
shares were sold for an average weighted gross unit price
of €32.35. Related transaction fees incurred over the same
period amounted to €134,000.

Between May 14, 2007 and December 31, 2007,18,574,843
shares were purchased under this liquidity agreement for an
average weighted gross unit price of €29.59, and 16,704,843
shares were sold for an average weighted gross unit price
of €29.92. Related transaction fees incurred over the same
period amounted to €266,000.

In addition, and in connection with the two share repurchase programs mentioned above (liquidity agreements being
excluded), AXA repurchased 13,602,000 of its own shares
between January 1, 2007 and May 13, 2007 for an average
weighted gross unit price of €33.74 and between May 14,
2007 and December 31,2007 AXA repurchased 56,946,264
of its own shares for an average weighted gross unit price of
€29.28, i.e. a total of 70,548,264 repurchased shares for the year 2007 which corresponds to an amount of €1,470,654
as of the related transaction fees.

These 70,548,264 treasury shares were acquired to enable
the Company to reduce the dilution from the exercise of stock options and the issue of shares in connection with the capital increase reserved for the employees of November 2007
(Shareplan 2007). The purpose of these operations of
repurchase was also to cover the grant of free shares to
employees of the Group.

At its meeting on December 17, 2007, the AXA Management
Board decided to reduce AXA's share capital through the
cancellation of 63,103,647 treasury shares.

As a result, on December 31, 2007 the number of treasury
shares held under the liquidity agreement was 2,250,000,
and the number of treasury shares, allocated to the purpose
of hedging, was 7,646,268, i.e. a total of 9,896,268 shares
held directly by the Company, equal to 0.48% of AXA's
share capital at the year-end closing date, acquired for an
aggregate purchase price of €294,806,315 (with a par value
of €2.29 per share).

3.4 Major Shareholders
and Related Party Transactions

CAPITAL OWNERSHIP

As of December 31, 2007, AXA's fully paid up issued and
outstanding share capital totaled €4,719,125,496.68 divided
into 2,060,753,492 shares, each with a par value of €2.29
and eligible for dividends as of January 1, 2007.

To the best of the Company's knowledge, the table below summarizes the ownership of its issued outstanding ordinary shares and voting power as of December 31, 2007:

	Number of shares	Capital ownership	Voting power(a)
Mutuelles AXA(b)	298,481,986	14.48%	20.84%
Treasury shares held directly by the Company	9,896,268	0.48%	[0.42%](c)
Treasury shares held by Company subsidiaries (directly and indirectly)	20,859,062	1.01%	[0.88%](c)
Employees and agents	107,755,703	5.23%	6.01%
General public	1,623,760,473	78.80%	71.85%
TOTAL	2,060,753,492(d)	100%	100%

(a) In this table voting power is calculated on the basis of all the shares to which the votes are attached, notwithstanding the fact that they may be deprived of voting power by law or otherwise (for example, treasury shares are deprived of voting power under French law).

(b) AXA Assurances IARD Mutuelle and AXA Assurances Vie Mutuelle.

(c) Voting power will be valid again once the shares to which they are attached stop being treasury shares.

(d) Source: Euronext Notice as of January 11, 2008.

To the best of the Company's knowledge, no shareholder
held more than 5% of the Company's outstanding ordinary
shares as of December 31,2007, except (i) as indicated in the table above, and (ii) BNP Paribas which held 5.87% of AXA's
outstanding ordinary shares which represented 7.67% of the
total voting power at that date.

Certain of the Company's shares are entitled to double
voting rights as described in Part VI "Certain additional
information", "Voting rights" Section of this Annual Report.
Of the Company's 2,060,753,492 outstanding ordinary
shares as of December 31,2007,319,921,480 shares entitled
their holders to double voting rights as of that date.

To the best of the Company's knowledge, as of December 31,
2007, subsidiaries of the Company do not hold any AXA
ordinary shares that are pledged. Third parties who own
AXA ordinary shares may have pledged them for a variety
of reasons including as collateral for loans or in connection with other arrangements, however, as of December 31,2007,
the Company was not aware of any pledge material in any
respect to the Company.

Significant changes in capital ownership
Significant changes in ownership of the Company's share
capital between December 31,2005 and December 31,2007
are set forth in the table below.

	As of December 31, 2007(a)
	Number of shares	Capital ownership (%)	Number of votes	Voting power (%)
Mutuelles AXA(b)	298,481,986	14.48%	496,139,340	20.84%
Treasury shares held directly by the Company	9,896,268	0.48%	[9,896,268](c)	[0.42%](c)
Treasury shares held by Company subsidiaries (directly and indirectly)(e)	20,859,062	1.01%	[20,859,062](c)	[0.88%](c)
Employees and agents	107,755,703	5.23%	143,111,767	6.01%
General public	1,623,760,473	78.80%	1,710,668,535	71.85%
TOTAL	2,060,753,492 (d)	100%	2,380,674,972	100%

(a) In this table voting power is calculated on the basis of all the shares to which the votes are attached, notwithstanding the fact that they may be deprived of voting power by law or otherwise (for example, treasury shares are deprived of voting power under French law).

(b) AXA Assurances IARD Mutuelle and AXA Assurances Vie Mutuelle.

(c) Voting power will be valid again once the shares to which they are attached stop being treasury shares.

(d) Source: Euronext Notice as of January 11, 2008.

(e) Treasury shares as indicated in Note 13 to "Consolidated Financial Statements" included in Part V of this Annual Report

Fully diluted capital as of December 31, 2007 The following table indicates the Company's fully diluted share capital, assuming that the maximum number of new	shares is issued following the exercise of all outstanding stock options and warrants.

Fully diluted capital
Ordinary shares issued on December 31, 2007(a)	2,060,753,492
Stock options	77,152,941
Stock subscription warrants related to the Shareplan operation in Germany	3,981,073
Maximum total number of shares	2,141,887,506

(a) Source: Euronext Notice as of January 11, 2008.

As of December 31, 2006(a)				As of Decembef 31, 2005(a)
Number of shares	Capital ownership (%)	Number of votes	Voting power (%)	Number of shares	Capital ownership (%)	Number of votes	Voting power (%)
298,481,986	14.26%	485,761,485	20.65%	267,711,761	14.30%	498,858,517	22.85%
2,554,613	0.12%	[2,554,613](c)	[0.11%](c)	653,857	0.03%	[653,857](c)	[0.03](c)
26,991,283	1.29%	[26,991,283](c)	[1.15%](c)	35,347,654	1.89%	[35,347,654](c)	[1.62%](c)
105,004,498	5.02%	151,907,600	6.46%	105,672,937	5.65%	152,473,475	6.98%
1,659,855,934	79.31%	1,685,036,402	71.63%	1,462,218,795	78.13%	1,496,294,334	68.52%
2,092,888,314	100%	2,352,251,383	100%	1,871,605,004	100%	2,183,627,837	100%

AXA SUBORDINATED CONVERTIBLE BONDS AS OF DECEMBER 31, 2007

Subordinated convertible bonds from February 17, 2000
Number of bonds	6,646,524
Issue price	€165.50
Total principal amount	€1,099,999,722
Closing date	February 17, 2000
Maturity date	January 1, 2017
Coupon	3.75%
Conversion	Starting February 17, 2000: 4.15(a) shares for 1 bond
Maturity of the bonds	Total redemption on January 1, 2017 at 269.16 euros per bond, i.e. 162.63% of the nominal amount
Early redemption

- The Company may purchase the notes on any Stock Exchange
or otherwise in accordance with applicable law, including by way of tender for purchase or exchange,
- at the option of the issuer, in cash, from January 1, 2007 at a price with a gross 6.00% actuarial yield, if the Company's share average over 10 consecutive days is above 125% of the
anticipated repayment price,
- at any time, at the option of the issuer, at 269.16 euros if the number of bonds in circulation is below 10% of the number of bonds issued.

Number of bonds in circulation as of December 31, 2007	6,636,946

(a) Following the capital increase with preferential subscription rights made by AXA in June 2006 to finance part of the Winterthur acquisition, the conditions of conversion of AXA 3.75% 2017 convertible bond have been adjusted. The conversion ratio has been increased from 4.06 to 4.15 AXA shares with a par value of 2.29 euros for 1 convertible bond (see Euronext notice n° 2006-2063 published on July 18, 2006).

RELATED PARTY TRANSACTIONS,
EMPLOYEE SHAREHOLDERS
AND CROSS-SHAREHOLDING
AGREEMENTS

Related party transactions
For information concerning related party transactions, please see Part V "Consolidated Financial Statements" - Note 27
"Related Party Transactions" of this Annual Report.

Employee shareholders
Shareplan
Since 1993, the AXA Group has promoted employee
shareholding by offering each year to its employees an
opportunity to become shareholders through a special equity
issue reserved exclusively for them.

By virtue of the authorization granted by the shareholders at the Annual General Meeting of May 14,2007, the Management
Board increased share capital through the issue of shares to employees of the Group under the Shareplan 2007 program.
The shareholders waived their preferential subscription rights so that this offering could be made to employees.

In countries that met the legal and tax requirements,
two investment options were proposed in 2007:

-  the traditional plan, available in 35 countries,

-  the leveraged plan, offered in 35 countries.

The traditional plan allowed employees to subscribe through
a personal investment to AXA shares (either through mutual
funds (FCPE) or through direct share ownership) with a 20%
discount. The shares are held within the Group Company

Savings Plan and are restricted from sale during a period of
5 years (except specific early exit cases allowed by applicable laws). Employees are subject to the share price appreciation, up or down, as compared to the subscription price.

The leveraged plan allowed employees to subscribe, on the
basis of 10 times their personal investment, to AXA shares
(either through mutual funds (FCPE) or through direct share
ownership) with a 14.26% discount in 2007. The shares
are held within the Group Company Savings Plan and are
restricted from sale during a period of 5 years (except specific early exit cases allowed by applicable laws). Employees
benefit from a guarantee on their personal investment, as
well as 75% of the share appreciation, as compared to the
non-discounted reference price.

The leveraged plan is not accessible to Management Board
and Executive Committee members.

New mutual funds (FCPE) with direct voting rights have been
created since 2005 to allow beneficiaries, in most cases, to directly exercise their voting rights.

The Shareplan 2007 program was carried out through
a share issue that took place in November 2007 and was
open to almost all Group employees through voluntary
contributions:

-  43,877 employees took part in Shareplan 2007, up 49%
compared to Shareplan 2006 (29,389 participants).

-  The total amount invested was €552.3 million, up 47%
compared to Shareplan 2006 (€375.5 million), as follows:

• €74 million in the traditional plan (versus €51.8 million
in 2006);

• €478.3 in the leveraged plan (versus €323.7 million in
2006).

-  A total of 22 million new ordinary shares were issued, each with a par value of €2.29. These shares began earning
dividends on January 1, 2007.

As of December 31, 2007, AXA employees and agents held
5.23% of the Group's outstanding ordinary shares and 6.01%
of the voting rights. These shares are owned through mutual
funds or directly, in the form of shares or ADRs.

AXA Miles
In order to reward its employees for the results obtained
in 2005 and 2006 and to foster their engagement to the
success of its "Ambition 2012" project, AXA has implemented
a worldwide program of granting free shares to all its
employees, called "AXA Miles".

By virtue of the authorization granted by the shareholders at the Annual General Meeting of May 14,2007, the Management
Board has granted on July 1,2007 a number of 50 AXA shares
to each employee of the AXA Group, with the exception of
Management Board and Executive Committee members.

By granting the same number of shares to all employees
having at least 3 months of service at July 1,2007, whatever their position within the organisation, their hierarchical level, their country or their remuneration level, the AXA Group
wanted to demonstrate that everyone has a role to play in
attaining objectives of Ambition 2012 and should share its
success.

The AXA Miles program resulted in a grant of 5,586,900 AXA
shares to 111,738 employees in 54 countries.

The totality of these shares have been purchased by AXA and
the program will not entail any capital increase.

In 24 countries, including France, the shares granted will
be acquired after a 2-year acquisition period (i.e. on July 1,
2009), subject to a presence condition within the AXA Group, and will then be subject to a 2-year restriction period (i.e.
until July 1,2011).

In the other 30 countries, the shares granted will be acquired after a 4-year acquisition period (i.e. on July 1,2011), subject to a presence condition within the AXA Group, but will not
be subject to any restriction period.

A second grant of 50 shares to all employees will be made
on July 1, 2009, following the same rules, if the AXA Group
has met at end 2008 the two following objectives:

-  underlying earnings per share at least equal to €2.41,

-  customer satisfaction index at least equal to 82%.

Cross-Shareholding Agreements
AXA has entered into cross-shareholding agreements with
BNP Paribas and Schneider which are described hereafter.

Agreement with BNP Paribas
On December 15, 2005, and after authorization by the AXA
Supervisory Board on June 29,2005, the AXA Group and the
BNP Paribas Group entered into an agreement that replaces a
prior agreement between them dated September 12, 2001.

The new agreement maintains the provisions of the
prior agreement concerning minimal and stable cross-
shareholdings. Pursuant to the agreement, the AXA Group
undertakes to hold at least 43,412,598 shares of BNP Paribas stock and the BNP Paribas Group undertakes to hold at
least 61,587,465 shares of AXA stock. These amounts are
subject to adjustment to reflect the impact of certain capital transactions, including, but not limited to: capital increases, free allotments of stock, stock splits or similar transactions.
In addition, the parties have agreed to a reciprocal repurchase option in the event of a hostile takeover attempt on either
AXA or BNP Paribas.

In force for a period of five years from the date of signature, this agreement is renewable automatically for an initial
period of two years and for successive periods of one year
thereafter, unless one of the two parties decides to terminate beforehand, in which case the terminating party is required
to give three months notice prior to the next renewal date.

The agreement was made public by the AMF (Autorité des
marchés financiers) on December 21, 2005.

Agreement with Schneider
On May 15, 2006, and after authorization by the AXA
Supervisory Board on December 21, 2005, the AXA Group,
the Mutuelles AXA and the Schneider Group entered into
an agreement that provides for the maintenance of minimal
cross-shareholdings. Under the terms of this agreement, the
AXA Group undertakes to hold at least 2,583,300 shares
of Schneider stock and the Schneider Group undertakes to
hold at least 8,816,681 AXA ordinary shares. The number of
shares held under this cross-shareholding agreement will be
adjusted as needed to reflect the impact of certain capital
transactions, including, but not limited to: capital increases, free allotments of stock, stock splits or similar transactions. In addition, the parties have agreed to a reciprocal repurchase option in the event of a hostile takeover attempt on either
AXA or Schneider.

In force for a period of one year from the date of signature, this agreement is renewable automatically for successive
periods of one year thereafter, unless one of the parties
decides to terminate beforehand, in which case the
terminating party is required to give three months notice
prior to the next renewal date.

The agreement was made public by the AMF (Autorité des
marchés financiers) on May 31, 2006.

PricewaterhouseCoopers Audit 62, rue de Villiers 92208 Neuilly-sur-Seine Cedex	Mazars & Guerard 61, rue Henri Regnault 92400 Courbevoie

Special report of the Statutory Auditors on regulated agreements and commitments
(for the year ended December 31, 2007)

This is a free translation into English of the Statutory Auditors' report issued in French and which is provided solely for the convenience of English readers. This report should be read in conjunction with, and construed in accordance with,
French law and professional auditing standards applicable in France.

To the Shareholders of AXA
25, avenue Matignon
75008 Paris

In our capacity as Statutory Auditors of AXA, we hereby
submit our report on regulated agreements and commitments
which we have been informed of.

It does not fall within the scope of our assignment to
ascertain the potential existence of other agreements and
commitments but rather, on the basis of the information that was supplied to us, to inform you, the shareholders, of the
relevant features of those agreements of which we have been
informed. It is not our responsibility to express an opinion on the utility or merits of such agreements. Pursuant to Article
R-225-58 of the French Commercial Code, you are asked to
form an opinion on the relevance of such agreements for the
purpose of approving them.

We performed our work in accordance with the professional
standards applicable in France: those standards require
that we plan and perform the review to check whether the
evidence supporting the information in our possession is
consistent with that information.

Agreements and commitments authorized during the 2007
fiscal year:

In accordance with Article L.225-86 of the French Commercial
Code, no regulated commitment or agreement was submitted
to us.

Agreements and commitments approved in prior fiscal years
that remained in force in 2007:

Pursuant to Article R.225-57 of the French Commercial Code,
we have been informed that the following commitments
and regulated agreements, approved in prior fiscal years,
remained in force in 2007:

With France Telecom
AXA Technology Services (as the Principal), AXA (as the
Guarantor) and France Telecom entered into an agreement
on December 15,2003, after the Supervisory Board granted
its authorization on December 10, 2003. This agreement
entrusts the management of all AXA Group communications
networks worldwide to a single global provider, and contains a clause committing to expenditures totaling approximately

280 million euros over the term of the agreement (six and
a half years starting from July 1st, 2003). It also provides for a contract performance guarantee from AXA to France
Telecom on behalf of AXA Technology Services, the amount
of which is capped at 50 million euros, and the term of which is the term of the aforementioned agreement.

With the BNP Paribas Group
On December 15, 2005 and after authorization on June 29,
2005 by the AXA Supervisory Board, the AXA Group (AXA
and its subsidiaries) and the BNP Paribas Group entered into an agreement that replaces the one in force since September
12, 2001 (and amended on October 26, 2004).
The new agreement contains provisions in terms of minimal
and stable cross-shareholdings (the AXA Group undertakes
initially to hold at least 43,412,598 shares of BNP Paribas
stock; the BNP Paribas Group undertakes initially to hold
at least 61,587,465 shares of AXA stock; these amounts
will be adjusted thereafter to reflect the impact of capital transactions, including but not limited to free allotments of stock or share tenders involving the same company (stock
splits or regrouping, etc.), and capital increases involving either BNP Paribas or AXA), and also provides for a reciprocal repurchase option in the event of a hostile takeover on either
AXA or BNP Paribas.

In force for a period of five years as of the date of signature, this agreement is renewable automatically for an initial
period of two years and for successive periods of one year
thereafter, unless one of the two parties decides to terminate beforehand, in which case it is required to give three months notice prior to the next renewal date.

The agreement was made public by the AMF (Autorité des
marchés financiers) on December 21, 2005.

With Schneider
On May 15, 2006, and after authorization on December 21,
2005 by the AXA Supervisory Board, the AXA Group (the
AXA Mutuelles, AXA and its subsidiaries) and the Schneider
Group entered into an agreement that provides for the
maintenance of minimal cross-shareholdings. Under the
terms of this agreement, the AXA Group undertakes to
hold at least 2,583,300 shares of Schneider stock and the
Schneider Group undertakes to hold at least 8,816,681 shares of AXA stock. The number of shares held under this cross-
shareholding agreement will be adjusted as needed to reflect the impact of capital transactions, including but not limited to free allotments of stock or share tenders involving the same company (stock splits or regrouping, etc.). In addition, the parties have consented to a reciprocal repurchase option in
the event of a hostile takeover on either AXA or Schneider.
In force for a period of one year as of the date of signature,

this agreement is renewable automatically for successive
periods of one year thereafter, unless one of the parties
decides to terminate beforehand, in which case it is required to give three months notice prior to the next renewal date.

The agreement was made public by the AMF (Autorité des
marchés financiers) on May 31, 2006.

Courbevoie and Neuilly sur Seine, March 25, 2008

The Statutory Auditors

Pricewaterhouse Coopers Audit Yves Nicolas - Eric Dupont	Mazars & Guerard Patrick de Cambourg - Jean-Claude Pauly

3.5 The Offer and Listing

MARKETS

The principal trading market for the Company's ordinary
shares is the Compartment A of Euronext Paris. The AXA
ADSs, each representing one AXA ordinary share, are listed
on the New York Stock Exchange.

Trading on Euronext Paris
Official trading of listed securities on Euronext Paris,
including the Company's ordinary shares, is transacted
through French stockbrokers (sociétés de bourse) and takes
place continuously on each business day in Paris from 9:00
a.m. to 5:25 p.m. (Paris time), with a fixing of the closing price at 5:30 p.m.

In France, the Company's ordinary shares are included in the principal index published by Euronext Paris (the "CAC 40
Index"). The Company's ordinary shares are also included in
Euronext 100, the index representing Euronext's blue chip
companies based on market capitalization. The Company's
ordinary shares are also included in the Dow Jones STOXX 50
and Dow Jones Euro STOXX 50, blue chip indices comprised
of the 50 most highly capitalized and most actively traded
equities throughout Europe and within the Eurozone,
respectively. In addition, the Company's ordinary shares are also included in the Dow Jones Euro Stoxx Insurance, the
insurance related index for companies within the Eurozone.

The table below sets forth, for the periods indicated, the
reported high and low prices (closing and intraday) in Euro
for the Company's ordinary shares on Euronext Paris:

Calendar Period	Closing High (€) (a)	Closing Low (€)(a)	Intraday High (€)	Intraday Low (€)
2003	16.67	8.76	17.05	8.75
2004	18.76	15.47	18.99	15.30
2005
First quarter	20.96	17.72	21.03	17.56
Second quarter	20.73	18.55	20.79	18.39
Third quarter	22.62	20.21	22.68	19.50
Fourth quarter	27.43	21.93	27.54	21.83
Annual	27.43	17.72	27.54	17.56
2006
First quarter	29.48	25.59	30.05	25.15
Second quarter	29.92	23.41	30.08	23.00
Third quarter	29.52	24.28	29.62	23.92
Fourth quarter	31.13	28.07	31.26	28.06
Annual	31.13	23.41	31.26	23.00
2007
First quarter	34.42	29.53	34.48	29.50
Second quarter	34.61	31.00	34.88	30.55
Third quarter	32.72	27.78	32.95	27.56
Fourth quarter	32.28	25.33	32.49	25.12
Annual	34.61	25.33	34.88	25.12

(a) Following the issue of new shares with preferential subscription rights made by AXA in June 2006 (see Euronext notice n° 2006-1670 published on June 14, 2006), historical share prices have been adjusted on the basis of the theoretical value of the right (see Euronext notice n° 2006-1719 published on June 16, 2006).

Calendar Period	Closing High (€)(a)	Closing Low(€)(a)	Intraday High (€)	Intraday Low (€)
2007 and 2008
August 2007	30.07	27.78	30.28	27.56
September 2007	31.38	28.13	31.57	27.86
October 2007	32.28	29.71	32.49	29.27
November 2007	30.37	25.33	30.94	25.12
December 2007	28.66	26.45	28.99	26.19
January 2008	26.98	22.01	27.60	20.41
February 2008	23.88	20.99	24.42	20.06

(a) Following the issue of new shares with preferential subscription rights made by AXA in June 2006 (see Euronext notice n° 2006-1670 published on June 14, 2006), historical share prices have been adjusted on the basis of the theoretical value of the right (see Euronext notice n° 2006-1719 published on June 16, 2006).

Trading on the New York Stock Exchange The Bank of New York serves as depositary with respect to the Company's ADSs traded on the NYSE. Each ADS represents the right to receive one ordinary share.	The table below sets forth, for the periods indicated, the reported high and low prices (closing and intraday) in U.S. dollars for the Company's ADSs on the NYSE:

Calendar Period	Closing High ($)	Closing Low ($)	Intraday High ($)	Intraday Low ($)
2003	21.47	10.32	21.49	9.96
2004	24.82	19.18	24.94	19.00
2005
First quarter	28.32	23.40	28.48	23.35
Second quarter	26.86	24.17	27.02	24.04
Third quarter	28.75	24.83	28.77	24.51
Fourth quarter	33.33	26.96	33.35	26.70
Annual	33.33	23.40	33.35	23.35
2006
First quarter	35.86	31.47	35.96	31.40
Second quarter	38.62	30.13	38.76	29.81
Third quarter	37.80	30.73	37.80	30.36
Fourth quarter	40.55	36.92	40.70	36.72
Annual	40.55	30.13	40.70	29.81
2007
First quarter	45.33	39.82	45.39	38.94
Second quarter	47.01	41.19	47.10	41.17
Third quarter	44.96	37.51	45.25	36.57
Fourth quarter	45.55	37.72	45.85	37.68
Annual	47.01	37.51	47.10	36.57
2007 and 2008
August 2007	41.42	37.51	41.81	36.57
September 2007	44.61	39.17	44.80	38.67
October 2007	45.55	42.39	45.85	41.83
November 2007	43.85	37.72	44.04	37.68
December 2007	42.17	38.05	42.40	37.72
January 2008	39.69	33.52	40.17	31.35
February 2008	35.83	30.67	36.13	30.09
We cannot assure you of the market price of the Company's ordinary shares or ADSs, and past price is no indication of	future performance. We urge you to obtain current market quotations for these securities.

PART IV

RISK FACTORS, CERTAIN
DISCLOSURES ABOUT MARKET
RISKS AND RELATED MATTERS

4.1 RISK FACTORS		4.3 CERTAIN FINANCIAL
- Risks relating to the financial markets	166	INFORMATION
- Risks relating to the inflation	168	- Legal Proceedings	195
- Risks relating to the nature of our business		- Dividend Policy	195
and the environment in which we operate	168	- Significant changes	195
- Other risks relating to our operations	173
- Risks related to ownership of AXA ADSs
or ordinary shares	174

4.2 QUANTITATIVE AND
QUALITATIVE DISCLOSURES
ABOUT MARKET RISK
AND RISK FACTORS
- The Risk Management organization	176
- Market risk	178
- Controlling exposure and insurance risk	187
- Credit risk	190
- Operational risks	193

4.1 Risk Factors

You should carefully consider the following risks. These risks could materially affect our business, results of operations or financial condition, cause the trading price of our ordinary shares and/or ADSs to decline materially or cause our actual results to differ materially from those expected or those
expressed in any forward looking statements made by or
on behalf of the Company. The risks described below are
not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be
immaterial may also materially adversely affect our business, financial condition, results of operations or cash flows.

RISKS RELATING TO
THE FINANCIAL MARKETS

A decline or increased volatility in the securities
markets may adversely affect our business and
profitability
Fluctuations in the securities markets may affect sales
of our participating life insurance and pension products,
mutual funds, asset management services and products
with financial risk borne by the policyholders (unit-linked), including variable annuity products and variable life products.
In particular, protracted or steep declines in the stock or
bond markets typlcally reduce the popularity of unit-linked
products.

The level of volatility in the financial markets in which we invest and the overall investment returns earned in those markets
substantially affect our profitability. Our investment returns, and thus our profitability, may be adversely impacted from
time to time by conditions affecting our specific investments and, more generally, by securities market, real estate market and other market fluctuations. Our ability to make a profit
on insurance products and investment products, including
fixed and guaranteed products, depends in part on the
returns on investments supporting our obligations under
these products, and the value of specific investments may
fluctuate substantially depending on the foregoing conditions.
Certain types of insurance and investment products that we
offer may expose us to risks associated with fluctuations in financial markets, including certain types of interest sensitive or variable products such as guaranteed annuities or variable annuities, which have crediting or other guaranteed rates
or guaranteed minimum benefits not necessarily related to
prevailing market interest rates or investment returns on
underlying assets. AXA uses hedging techniques to manage
its exposure under certain of these guarantees. Increased
volatility in the financial markets may increase the cost of these hedges and/or negatively affect AXA's ability to hedge certain of these risks which may adversely affect our profitability.

The growth of our asset management business depends to a
significant extent on factors such as investment returns and risk management. Poor performance in the financial markets, in general, and/or specific events or conditions that significantly increase volatility, reduce the availability of credit, adversely affect liquidity or otherwise impair normal functioning of the financial markets, such as the "sub-prime" crisis that has been adversely affecting the global credit and equity markets since mid-2007, may adversely affect the value of the assets we
manage, as well as our ability to accumulate and retain those assets since clients may choose to withdraw assets under
management in these circumstances. These trends may, in turn, adversely impact the revenues and profits that we earn from
management of those assets and could have a material adverse effect on our financial condition and results of operations.

In addition, increased financial market volatility, the reduced availability of credit and other effects of the "sub-prime"
crisis since mid-2007 including slowing economic growth,
the risk of recession, and increasingly negative consumer
sentiment in certain of our major markets may adversely
affect our revenues, profitability, ability to pursue attractive acquisition opportunities and to achieve our growth targets
which may adversely affect the prices of our ordinary shares and other securities.

Losses due to defaults by third parties, impairment
of our investment assets and unrealized losses could
negatively affect the value of our investments and
reduce our profitability
Third parties that owe us money, securities or other assets
may not perform under their obligations. These parties
include issuers whose securities we hold in our investment
portfolios (including mortgage-backed, asset-backed and
other types of securities), borrowers under mortgages and
other loans that we extend, reinsurers to which we have
ceded insurance risks, customers, trading counterparties,
counterparties under swap and other derivative contracts,
clearing agents, exchanges, clearing houses and other
financial intermediaries. In addition, defaults by parties with which we have no direct contractual relation, such as a default by a credit insurer that has insured bonds, structured finance products or other securities we may hold in our investment
portfolios, may adversely impact the value of those securities and potentially adversely affect the financial markets more
generally. These parties may default on their obligations due to bankruptcy, lack of liquidity, downturns in the economy
or real estate market, operational failure or other reasons.
Negative trends and investment climates in our major markets may result in an increase in investment impairments on our
investment assets due to defaults, unrealized losses, credit downgrades or overall declines in securities markets.

The default of a major market participant (including, for
example, a default by a credit insurer) could disrupt the
securities markets or clearance and settlement systems
in our major markets, which could in turn cause market
declines or volatility. A failure of a major market participant could also cause some clearance and settlement systems to
assess members of that system or could lead to a chain of
defaults that could adversely affect us. For risks relating to defaults by reinsurers and retrocessionaires to which we have transferred part of our risks, see "Risks relating to the nature of our business and the environment in which we operate -
Reinsurance may not be adequate to protect us against
losses and we may incur losses due to the inability of our
reinsurers to meet their obligations".

Interest rate volatility may adversely affect
our profitability
During periods of declining interest rates, life insurance
and annuity products may be relatively more attractive
to consumers, resulting in increased premium payments
on products with flexible premium features, and a higher
percentage of insurance policies remaining in force from year-to-
year. During a low interest rate period, our investment earnings may be lower because the interest earnings on our fixed income investments will likely have declined in parallel with market interest rates which would also cause unrealized losses on our assets recorded at fair value under IFRS. In addition, mortgages and fixed maturity securities in our investment portfolios will be more likely to be prepaid or redeemed as borrowers seek
to borrow at lower interest rates. Consequently, we may be
required to reinvest the proceeds in securities bearing lower interest rates. Accordingly, during periods of declining interest rates, our profitability may suffer as the result of a decrease in the spread between interest rates charged to policyholders and returns on our investment portfolios.

Conversely, in periods of increasing interest rates, surrenders of life insurance policies and fixed annuity contracts may
increase as policyholders choose to forego insurance
protection and seek higher investment returns. Obtaining cash to satisfy these obligations may require us to liquidate fixed maturity investments at a time when market prices for those
assets are depressed because of increases in interest rates.
This may result in realized investment losses. Regardless of whether we realize an investment loss, these cash payments
would result in a decrease in total invested assets, and
may decrease our net income. Premature withdrawals may
also cause us to accelerate amortization of deferred policy
acquisition costs, which would also reduce our net income.

The profitability of our spread-based businesses depends in
large part upon our ability to manage interest rate spreads, and the credit and other risks inherent in our investment
portfolios. For example, in Japan, the movements in rates
over the last decade have had a significant impact on many
Japanese life insurers, including our Japanese life insurance subsidiaries, which issued long-term policies and contracts
with guaranteed fixed rates during periods of significantly
higher interest rates but that now operate (and invest their assets) in Japan's low interest rate deflationary environment which has resulted in "negative spread" on certain of these
guaranteed rate policies and contracts.

While we monitor and manage risks of this nature carefully,
we cannot guarantee that we will successfully manage our

interest rate spreads or the potential negative impact of
those risks.

Market conditions and other factors could adversely
affect our goodwill
Business and market conditions may impact the amount
of goodwill we carry in our consolidated balance sheet.
As the value of certain parts of our businesses, including
in particular our asset management businesses, is
significantly impacted by such factors as the state of
financial markets and ongoing operating performance,
significant declines in the financial markets or operating
performance could also result in impairment of other
goodwill carried by us and result in significant write-downs, which could be material.

Fluctuations in currency exchange rates may affect
our reported earnings
AXA publishes its consolidated financial statements in
Euro. For the year ended December 31, 2007, a significant
portion of AXA's insurance gross premiums and financial
services revenues, as well as AXA's benefits, claims and
other deductions, were denominated in currencies other than
the Euro, primarily U.S. dollars, pounds sterling, Japanese
yen, Swiss francs and Australian dollars. AXA's obligations
are denominated either in Euro or other currencies, the
value of which is subject to foreign currency exchange rate
fluctuations.

While AXA seeks to manage its exposure to foreign
currency fluctuations through hedging, fluctuations in
the exchange rates may have a significant impact on
AXA's results of operations and cash flows. For example,
continued strength of the Euro against the US dollar and
other major currencies in 2008 and future periods may
adversely affect AXA's results of operations and the price
of its securities.

Capital market conditions may adversely impact our
regulatory capital requirements
The Company's insurance subsidiaries are subject to the
regulatory capital requirements in the jurisdictions where they do business, which are designed to monitor capital adequacy
and to protect policyholders. The level of an insurer's
required capital is impacted by many factors including, but
not limited to, business mix, product design, sales volume,
invested assets, liabilities, reserves and movements in the
capital markets, including interest rates and equity markets.
Regulatory capital requirements may increase, possibly
significantly, during periods of declining equity markets
and/or lower interest rates. Management monitors capital
requirements on an ongoing basis and believes that the
Company's insurance subsidiaries have (or have the ability
to access) the necessary capital resources to support their
business. However, to the extent such capital requirements
are not met, our business and results of operations could
be adversely affected. Insurance laws provide insurance
regulators the authority to require various actions by, or take various actions against, insurers whose regulatory capital
levels fail to meet statutory minimums, including the authority to limit or prohibit the issuance of new business.

RISKS RELATING TO THE INFLATION

In certain of our principal markets, inflation, as measured by consumer price indices or other means, has increased, in some cases significantly, over recent periods. A sustained increase in the inflation rate in our principal markets would have multiple impacts on AXA and may negatively affect our business, solvency position and results of operations. For example, a sustained increase in the inflation rate may result in an increase in market interest rates which may (i) decrease the value of certain fixed income securities we hold in our investment portfolios resulting in reduced levels of unrealized capital gains available to us which could negatively impact our solvency margin position and net income, (ii) result in increased surrenders of certain Life & Savings products, particularly, those with fixed rates below market rates, and (iii) require us, as an issuer of securities, to pay higher interest rates on debt securities we issue in the financial markets from time to time to finance our operations which would increase
our interest expenses and reduce our results of operations. A significant and sustained increase in inflation has historically also been associated with decreased prices for equity securities and sluggish performance of equity markets generally. A sustained decline in equity markets may (i) result in impairment charges to equity securities that we hold in our investment portfolios and reduced levels of unrealized capital gains available to us which would reduce our net income and negatively impact our
solvency position, (ii) negatively impact performance, future sales and surrenders of our unit-linked products where underlying
investments are often allocated to equity funds, and (iii) negatively impact the ability of our asset management subsidiaries to retain and attract assets under management, as well as the value of assets they do manage, which may negatively impact their results of operations. In addition, in the context of certain Property &
Casualty risks underwritten by our insurance subsidiaries
(particularly "long-tail" risks), a sustained increase in inflation with a resulting increase in market interest rates may result in
(i) claims inflation (i.e. an increase the amount ultimately paid to settle claims several years after the policy coverage period or event giving rise to the claim), coupled with (ii) an underestimation of corresponding claims reserves at the time of establishment due to a failure to fully anticipate increased inflation and its effect on the amounts ultimately payable to policyholders, and, consequently, (iii) actual claims payments significantly exceeding associated insurance reserves which would negatively impact our results of operations. In addition, a failure to accurately anticipate higher inflation and factor it into our product pricing assumptions, may result in a systemic mis-pricing of our products resulting in underwriting losses which would negatively impact our results of operations. For additional information, please see Part IV, Section
4.2 "Quantitative and Qualitative Disclosures About Market Risk
and Risk Factors" in this Annual Report.

RISKS RELATING TO THE NATURE
OF OUR BUSINESS AND THE
ENVIRONMENT IN WHICH WE OPERATE

We have announced a multi-year "Ambition 2012"
program with aspirational earnings, revenue growth
and other targets. Our ability to realize our
Ambition 2012 objectives is subject to multiple risks
and uncertainties and there is no guarantee that
these objectives will be achieved

In 2004, management publicly disclosed its "Ambition 2012"
program pursuant to which AXA announced its intention

to become the "preferred company" for its customers,
shareholders and employees by 2012. Performance indicators
relating to this program include objectives such as doubling revenues and trebling earnings per share over the period
2004-2012. While AXA is actively pursuing its announced
objectives and has implemented multiple initiatives designed to help achieve them, there can be no assurance that these
goals will be reached. Failure to meet the targets set forth in its "Ambition 2012" program may have a significant impact
on AXA's stock price, its image, investors' and employees'
confidence in AXA's management as well as its results of
operations and cash flows.

We may not be able to sustain the growth of
our insurance and asset management businesses
The strong growth of our insurance and asset management
businesses in recent years, both organically and through
acquisitions, may not be sustainable in future years. Increased volatility in the financial markets and reduced availability of credit since mid-2007 coupled with slowing economic growth,
the risk of recession, and increasingly negative consumer
sentiment in certain of our major markets pose significant
risks to our ability to achieve the growth targets we have
established as part of the Company's Ambition 2012 plan
and to our ability to continue growing through acquisitions.
In addition, our ability to sustain growth consistent with
these targets may be adversely affected by regulatory
changes, including changes in the tax laws applicable to
our Life & Savings products and operations. The Group has
implemented global product "reuse" initiatives designed to
drive product innovation and reuse of successful products,
such as our "accumulator" line of annuity products, across
major markets where we operate around the world. Our
Life & Savings products often involve complex features and
guarantees that are not easily translated and transposed
into the legal, regulatory and tax regimes across multiple
jurisdictions. Our inability to successfully execute these
product reuse initiatives in a timely manner could adversely affect the growth of our Life & Savings business.

We use numerous assumptions to determine the appropriate level of insurance reserves and deferred acquisition costs (DAC) and to calculate certain widely used industry measures of value such as Life & Savings New Business Value (NBV) and European Embedded Value (EEV), which involve a significant degree of management judgement and predictions about the future that are inherently uncertain; if these assumptions are not correct, it may have adverse impact on our results of operations and/or performance indicators, such as NBV, that may adversely affect the price of our securities
The establishment of insurance reserves, including the impact of minimum guarantees which are contained within certain of
our variable annuity products, the adequacy test performed
on the reserves for life policies and the establishment of DAC,
NBV and EEV are inherently uncertain processes involving
assumptions about factors such as policyholder behavior (e.g.
lapses, persistency, etc.), court decisions, changes in laws and regulations, social, economic and demographic trends,
inflation, investment returns and other factors, and, in the life insurance business, assumptions concerning mortality
and morbidity trends. The use of different assumptions
about these factors could have a material effect on
insurance provisions and underwriting expenses. Changes in

assumptions may lead to changes in the insurance provisions
over time. Furthermore, some of these assumptions can be
volatile. For example, our NBV is sensitive to interest rate movements and, consequently, incorrect assumptions about
future interest rates may have a significant impact on our
NBV and a corresponding impact on the trading price of our
securities.

If our established loss reserves for our Property &
Casualty and International Insurance businesses are
insufficient, our earnings will be adversely affected
In accordance with industry practices and accounting and
regulatory requirements, we establish reserves for claims
and claims expenses related to our Property & Casualty and
International Insurance businesses. With the exception of
disability annuities and workers compensation liabilities that are deemed structured settlements, the claims reserves are
not discounted. Reserves do not represent an exact calculation of liability, but instead represent estimates, generally using actuarial projection techniques at a given accounting date.
These reserve estimates are expectations of what the ultimate settlement and administration of claims will cost based on our assessment of facts and circumstances then known, review of
historical settlement patterns, estimates of trends in claims severity, frequency, legal theories of liability and other factors.
The process of estimating the insurance claims reserves is
based on the most current information available at the time the reserves are originally established. However, claims reserves are subject to change due to the number of variables which
affect the ultimate cost of claims, such as:

-  development in claims (frequency, severity and pattern
of claims) between the amount estimated and actual
experience;

-  changes arising due to the time lag between the occurrence of the insured event, notification of the claim (from the
insured party, a third party or a ceding company) and the final settlement (payment) of the claim, primarily attributable to long tail casualty claims that may take several years to settle due to the size and nature of the claim, and the occurrence
of large natural catastrophes late in the financial year for which limited information may be available at year-end;

-  judicial trends;

-  expenses incurred in resolving claims;

-  regulatory and legislative changes;

-  changes in economic conditions, including inflation and
foreign currency fluctuations; and

-  changes in costs of repairs and medical costs.

Many of these items are not directly quantifiable, particularly on a prospective basis. As a result, actual losses may
significantly differ from the original gross reserves
established. Consequently, the reserves may need to be re-
estimated reflecting those changes resulting in loss reserve redundancies (in cases where the original gross claims
reserve was overstated) or deficiencies (in cases where the
original gross claims reserve was understated). Adjustments
to reserves are reflected in current results of operations.

We continually review the adequacy of the established claims reserves, including emerging claims development, and
actual claims compared to the original assumptions used to
estimate gross claims reserves. Based on current information available, we believe that our claims reserves are sufficient.
However, because the establishment of claims reserves is
an inherently uncertain process involving estimates, there

can be no assurance that ultimate losses will not materially exceed our claims reserves and have a material adverse
effect on our earnings. For example, there is a high degree
of uncertainty with respect to future exposure from asbestos claims because of significant issues surrounding the liabilities of insurers, diverging legal interpretations and judgments
in different jurisdictions and aggressive asbestos related
litigation, particularly in the U.S. and increasingly in the UK and other European countries. These uncertainties include
the extent of coverage under insurance policies, whether or
not particular claims are subject to an aggregate limit, the number of occurrences involved in particular claims and new
theories of insured and insurer liability. We have established reserves for insurance and reinsurance contracts related to
environmental pollution and asbestos at December 31,2007,
which represent our best estimate of ultimate claims exposure at December 31, 2007 based on our current knowledge of
facts and law. However, given uncertainties surrounding
the related claims, there can be no assurance that ultimate
losses will not materially exceed our claims reserves and
have a material adverse effect on our earnings. For additional information, see "Environmental Pollution and Asbestos" in
Note 14 to AXA's consolidated financial statements included
in the Part V of this Annual Report.

The claims experience in our Life & Savings
businesses could be inconsistent with
the assumptions we use to price our products
and establish our reserves and adversely affect
our earnings
In our Life & Savings businesses, our earnings depend
significantly upon the extent to which our actual claims
experience is consistent with the assumptions we use in setting the prices for our products and establishing the liabilities for obligations for technical provisions and claims. AXA uses both its own experience and industry data to develop estimates of future policy benefits, including information used in pricing the insurance products and establishing the related actuarial liabilities. However, there can be no assurance that actual
experience will match these estimates. To the extent that our actual benefits paid to policyholders are less favorable than the underlying assumptions used in initially establishing the future policy benefit reserves, or events or trends cause us to change the underlying assumptions, we may be required to increase
our liabilities, which may reduce our net income. For example, certain variable annuity products issued or reinsured by certain of our subsidiaries contain guaranteed minimum death benefit
("GMDB") and guaranteed minimum income benefit ("GMIB")
features. The determination of GMDB and GMIB liabilities is
based on models that involve numerous estimates and subjective judgments, including those regarding expected market rates of return and volatility, GMIB election rates, contract surrender rates and mortality experience. Determination of liabilities for our other lines of Life & Savings business, such as our
annuity business, as well as our disability income business, also involve numerous assumptions and subjective judgments
as to mortality and morbidity experience, investment returns, expenses, policy surrender rates, policy lapse rates, and other matters. There can be no assurance that the actual experience on these products will not differ, upwards or downwards, from management's estimates. In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force have been recorded as assets on our balance sheet and are being amortized into income over time. If the
assumptions relating to various factors, including the future profitability of these policies (such as future claims, investment income and expenses) and policy lapses and surrenders are not realized, the amortization of these costs could be accelerated and may even require write-offs due to unrecoverability. These factors could have a material adverse effect on our business, results of operations and financial condition.

Our operating results may be materially adversely
affected by the occurrence of natural or man-made
disasters and pandemic diseases
Unpredictable events, such as hurricanes, windstorms,
hailstorms, earthquakes, fires, explosions and floods, as
well as other natural or man-made disasters, including acts
of terrorism, have the potential to adversely affect our
operating results. Over the past several years, changing
weather patterns and climatic conditions, such as global
warming, have added to the unpredictability and frequency
of natural disasters in certain parts of the world and created additional uncertainty as to future trends and exposures.
We generally seek to reduce our exposure to these events
through individual risk selection, monitoring risk accumulation and purchase of reinsurance. We have experienced in the
past, and could experience in the future, material losses from such disasters and catastrophic events, which are inherently unpredictable and which could have a material adverse effect on our financial position and results of operations.

Other risks, such as an outbreak of a pandemic disease, such as the Avian Influenza A Virus (H5N1), could also adversely
affect our business and operating results. While outbreaks
of the Avian Flu have occurred among poultry or wild birds
in a number of countries in Asia, parts of Europe, and in
Africa, transmission to humans has been rare. If the virus
mutates to a form that can be transmitted from human to
human, it has the potential to spread rapidly worldwide and
result in mortality and morbidity rates that far exceed the
assumptions that we have used in pricing certain of our
products. Both the contagion and mortality rates regarding
any mutated H5N1 virus that can be transmitted from human
to human are highly speculative at this point in time and
we continue to monitor the developing facts. A significant
global outbreak could have a material adverse effect on our
life insurance business, operating results and liquidity due to increased mortality and morbidity rates.

A downgrade in the claims paying ability and
credit strength ratings of AXA could adversely
impact our business and results of operations
Claims paying and credit strength ratings have become an
increasingly important factor in establishing the competitive position of insurance companies. Rating agencies review
their ratings, and their rating methodologies, periodically
and our current ratings may not be maintained in the future.
A downgrade or the potential for a downgrade in these
ratings could adversely affect our business and results of
operations, including throuqh a reduction in the number of
new insurance policies that we underwrite and/or an increase in surrender or termination rates of our policies already
inforce, as well as the costs to us of obtaining reinsurance.
A downgrade in our ratings may also adversely affect our
cost of raising debt.

We face increased competition in all of our business
segments, including the global financial services
industry, as a result of continuing consolidation
We face strong and increasing competition in all our business lines. Our competitors include mutual fund companies,
asset management firms, private equity firms, hedge funds,
commercial banks and other insurance companies, many of
which are regulated differently than we are and offer alternative products or more competitive pricing than we do. The recent
consolidation in the global financial services industry has also enhanced the competitive position of some of our competitors by broadening the range of their products and services, and
increasing their distribution channels and their access to
capital. In addition, development of alternative distribution channels for certain types of insurance and securities products, including through the internet, may result in increasing
competition as well as pressure on margins for certain types of products. These competitive pressures could result in increased pricing pressures on a number of our products and services,
particularly as competitors seek to win market share, and may harm our ability to maintain or increase our profitability.

Reinsurance may not be adequate to protect us
against losses and we may incur losses due to the
inability of our reinsurers to meet their obligations
In the normal course of business, AXA seeks to reduce losses that may arise from catastrophes or other events that cause
unfavorable underwriting results through reinsurance. Under
the reinsurance arrangements, other insurers assume a portion of the losses and related expenses; however, we remain liable as the direct insurer on all risks reinsured. Consequently, ceded reinsurance arrangements do not eliminate our obligation to
pay claims and we are subject to our reinsurers' credit risk with respect to our ability to recover amounts due from them.
Although we evaluate periodically the financial condition of our reinsurers to minimize our exposure to significant losses from reinsurer insolvencies, our reinsurers may become financially unsound by the time their financial obligation becomes due.
The reinsurance market has become increasingly concentrated
following recent mergers and acquisitions, which have reduced the number of major reinsurance providers. The inability of any reinsurer to meet its financial obligations to us could negatively impact our results of operations. In addition, the availability, amount and cost of reinsurance depend on general market
conditions and may fluctuate siqnificantly. Reinsurance may
not be available to us in the future at commercially reasonable rates and any decrease in the amount of our reinsurance will increase our risk of loss.

Our Hedging programs may be inadequate to protect
us against the full extent of the exposure or losses
we seek to mitigate
We use derivatives, including exchange traded equity
futures contracts, interest rate swaps and floor contracts,
to help reduce the economic impact of, among other things,
unfavorable changes in GMDB, GMIB and WBL exposures
due to movements in the equity and fixed income markets.
The operation of our hedging program is based on models
involving numerous estimates and subjective judgments,
including among others, mortality, lapse rates, election rates, volatility and interest rates. There can be no assurance that ultimate actual experience will not differ materially from
our assumptions, which could adversely impact results of

operations and financial condition. For example, if there are extreme or unanticipated levels of volatility in the market and/
or if interest rates remain at significantly low levels, we could experience losses associated with product guarantee features.
Similarly, we could also experience losses to the extent that the separate account investment options under perform the
corresponding indices used in our hedging program.

Changes in tax laws and regulations, including
elimination of tax benefits for our products,
may adversely affect sales of our insurance and
investment advisory products, and also impact
our deferred tax assets
Changes to tax laws may affect the attractiveness of certain of our products, which currently have favorable tax treatment.
From time to time, governments in the jurisdictions in which we operate, have considered or implemented proposals for
changes in tax law that could adversely affect our products.
These proposals have included proposals to levy tax on the
undistributed increase in value of life insurance policies or annuities or similar proposals that affect the tax-favored
status of life insurance products and annuities in certain
jurisdictions as well as other changes that could adversely
affect the attractiveness of our products. For example, in the
UK, recently adopted modifications to the capital gains tax
regime are expected to reduce the attractiveness of certain
products we sell including life insurance bonds and adversely impact sales of these products. In addition legislation enacted in the United States in the spring of 2001 increased the size of estates exempt from the federal estate tax. This legislation is phasing in reductions in the estate tax rate between 2002 and
2009 and will repeal the estate tax entirely in 2010. Under the legislation, however, the estate tax will be reinstated, without the increased exemption or reduced rate, in 2011 and will be in effect thereafter. This legislation, and possible future changes to it such as extending or making permanent its repeal or reform to reduce the impact of estate taxes, could have a negative
impact on the sales of estate planning products by U.S. life insurance companies, including our U.S. subsidiaries. The
enactment of these or other similar types of legislation in the various countries where we operate, including proposals in the
U.S. to create or favor alternative tax-favored long-term savings vehicles, could result in a significant decrease in sales of our currently tax-favored products.

In addition, changes in tax laws or regulations or an operating performance below currently anticipated levels may lead to a significant impairment of deferred tax assets, in which case we could be obligated to write off certain tax assets. Tax assets may also need to be written down if certain assumptions
of profitability prove to be incorrect, as losses incurred for longer than expected will make it more unlikely that we would be able to use our tax assets. Any such development may have a material adverse impact on our results of operations.

The Property & Casualty insurance business is
cyclical, which may impact our results
The Property & Casualty insurance business is cyclical.
Although no two cycles are the same, these cycles have
typlcally lasted for periods ranging from two to six years.
Periods of intense price competition due to excessive
underwriting capacity, periods of shortages of underwriting
capacity permitting more favorable rates, consequent

fluctuations in underwriting results and the occurrence of
other losses characterize the conditions in these cycles.
Historically, Property & Casualty insurers have experienced
significant fluctuations in operating results due to volatile and sometimes unpredictable developments, many of
which are beyond the direct control of the insurer, including competition, frequency or severity of catastrophic events,
levels of capacity, general economic conditions and other
factors. This may cause a decline in revenues during certain cycles if we choose not to reduce our Property & Casualty
product prices in order to maintain our market position and
profitability. We may therefore experience the effects of such cyclically, changes in customer expectations of appropriate
premium levels, the frequency or severity of claims or other loss events, or other factors affecting the Property & Casualty insurance business, which could have an adverse effect on
our results of operations and financial condition.

Our business is subject to extensive laws and
regulation and to significant litigation risks in the
various countries where we operate; changes in
existing or new laws and government regulations in
these countries and/or an adverse outcome in any
significant pending or future litigation or regulatory
investigation may have an adverse effect on our
business, financial condition, results of operations,
reputation or image in the marketplace
We are subject to detailed and comprehensive regulation
and supervision in all the jurisdictions in which we operate.
Our insurance operations are subject to insurance laws
and regulations, which are generally intended to protect
policyholders, not our shareholders or creditors. Changes in existing insurance laws and regulations may materially affect the way in which we conduct our business and the products
we offer. In addition, changes in pension and employee benefit regulation, social security regulation, financial services
regulation, taxation and the regulation of securities products and transactions may also adversely affect our ability to sell new policies or our claims exposure on existing policies. Our asset management operations are also subject to extensive
regulation in their respective jurisdictions. These regulations are primarily intended to protect investors in the securities markets or investment advisory clients and generally grant supervisory authorities broad regulatory powers. Changes to these laws
and regulations may adversely affect our asset management
operations. We are also subject to increasing regulation under various laws and regulations governing the solvency of insurers and other financial institutions including with respect to such matters as capital adequacy, intra-group transactions, "double-
gearing" of capital at multiple levels within a consolidated group
(e.g. at the consolidated Group, holding company and operating company levels). As a large, multinational financial services provider we are also increasingly subject to detailed and
comprehensive regulations governing such matters as money
laundering, "know your customer," prohibited transactions with countries or counterparties subject to sanctions, and bribery and other anti-corruption measures.

We are faced with significant compliance challenges due to
the fact that our regulatory environment is evolving rapidly and supervisory authorities around the world are assuming
an increasingly active and aggressive role in interpreting
and enforcing regulations in the jurisdictions where we
do business. We have been and may become in the future
subject to regulatory investigations which, together with the civil actions often following these investigations, may affect our image, brand, relations with regulators and/or results
of operations. For a discussion of regulations which affect
our business, please see the "Additional Factors which may
affect AXA's Business" Section included in the Part II "The
AXA Group: Our global business operations, recent financial
performance and financial condition" of this Annual Report.
We cannot predict with any certainty the potential effects
that any change in applicable laws or regulations, their
interpretation or enforcement, or that any enactment of
new regulation or legislation in the future may have on the
business, financial condition or results of operations of our various businesses.

We have been named as defendants in numerous lawsuits
(both class actions and individual lawsuits) and involved
in various regulatory investigations and examinations and
may be involved in more in the future. These actions arise in various contexts including in connection with our activities as an insurer, securities issuer, employer, investment advisor, investor and taxpayer. Any one or a combination of this
lawsuits or regulatory investigations could have a material
adverse effect on our financial condition and results of
operations.

Certain of these lawsuits and investigations seek significant or unspecified amounts of damages, including punitive
damages, and certain of the regulatory authorities involved in these proceedings have substantial powers over the conduct
and operations of our business.
Due to the nature of certain of these lawsuits and
investigations, we cannot make an estimate of loss or predict with any certainty the potential impact of these suits or
investigations on our business, financial condition or results of operations. Please see Part V - Note 30 "Litigation" and
the "Additional Factors which may affect AXA's Business"
included in the Part II, Section 2.2 of this Annual Report for additional information on these matters.

Increased geopolitical risks following the terrorist
attacks in the United States and elsewhere and
any future terrorist attacks may have a continuing
negative impact on certain of our businesses
We cannot assess with any degree of certainty the future
effects on our businesses of terrorist attacks that have
occurred and may occur in the future throughout the world,
and other responsive actions, including war.

The terrorist attacks and responsive actions in recent years have significantly adversely affected general economic,
financial and political conditions, increasing many of the
risks in our businesses. Such attacks and actions may have
a continuing negative effect on our businesses and results
of operations over time. Our general account investment
portfolios include investments in industries that we believe may be adversely affected by the terrorist attacks and responsive actions, including airlines, lodging and entertainment
companies and non-life insurance companies. The effect of
these events on the valuation of these investments is uncertain and could lead to impairments due to lasting declines in the value of investments. The cost, and possibly, the availability, in the future, of reinsurance coverage against terrorist attacks for our various insurance operations is uncertain. In addition, the rating agencies could reexamine the ratings affecting the insurance industry generally, including our companies.

As a global business, we are exposed to various
local political, regulatory and economic conditions,
business risks and challenges which may affect the
demand for our products and services, the value of
our investment portfolios and the credit quality of
local counterparties
We offer our products and services in Europe, North America, the Asia/Pacific region, the Middle East and Africa through
wholly-owned and majority-owned subsidiaries, joint ventures, companies in which we hold non-controlling equity stakes,
agents and independent contractors. Our international
operations expose us to different local political, regulatory, business and financial risks and challenges which may affect the demand for our products and services, the value of our
investment portfolios, the required levels of capital and surplus, and the credit quality of local counterparties. These risks
include, for example, political, social or economic instability in countries in which we operate, fluctuations in foreign
currency exchange rates, credit risks of our local borrowers and counterparties, lack of local business experience in certain markets, risks associated with exposure to insurance industry insolvencies through policyholder guarantee funds or similar mechanisms set up in foreign markets and, in certain cases,
risks associated with the potential incompatibility with foreign partners, especially in countries in which we are conducting business through entities we do not control. Our expansion in emerging markets requires us to respond to rapid changes in
market conditions in these countries. Our overall success as a global business depends, in part, upon our ability to succeed in different economic, social and political conditions. We may not continue to succeed in developing and implementing policies
and strategies that are effective in certain locations where we do business.

Finally, our results of operations and financial condition may be materially affected, from time to time, by the general
economic conditions such as the levels of employment,
consumer lending or inflation, in the countries in which we
operate.

We increasingly operate in markets with less developed judiciary and dispute resolution systems; in the event of disputes in these markets, the quality and the effectiveness of such systems could have an adverse effect on our operations and results of operations
In the less developed markets in which we operate,
judiciary and dispute resolution systems may be less
developed. As a result in case of a breach of contract,
regulatory enforcement action or other dispute we may
have difficulties in making and enforcing claims against
contractual counterparties and, if claims are made against
us, we might encounter difficulties in defending such claims.
If we become party to legal or regulatory proceedings in a
market with an insufficiently developed judiciary system, it could have an adverse effect on our operations and results
of operations.

Inadequate or failed processes or systems, human
factors or external events may adversely affect our
profitability, reputation or operational effectiveness
Operational risk is inherent in our business and can manifest itself in various ways, including business interruption, poor vendor performance, information systems malfunctions

or failures, regulatory breaches, human errors, employee
misconduct, and external fraud. These events can potentially result in financial loss, harm to our reputation and/or hinder our operational effectiveness. Management attempts to
control these risks and keep operational risk at low levels
by maintaining a sound and well controlled environment
in light of the characteristics of our business, markets and regulatory environment in which we operate. Notwithstanding
these measures, operational risk is part of the business
environment in which we operate and we may incur losses
from time to time due to these types or risks.

OTHER RISKS RELATING
TO OUR OPERATIONS

As a holding company, we are dependent on our
subsidiaries to cover our operating expenses and
dividend payments
Our insurance and financial services operations are generally conducted through direct and indirect subsidiaries. As a
holding company, our principal sources of funds are dividends from subsidiaries and funds that may be raised from time
to time through the issuance of debt or equity securities or through bank or other borrowings.

We expect that dividends received from subsidiaries will
continue to cover our operating expenses, including (i) interest payments on our outstanding financing arrangements and (ii)
dividend payments with respect to our outstanding ordinary
shares. We expect that future acquisitions and strategic
investments will be funded from available cash flow remaining after the payment of dividends and operating expenses
(including interest expenses), cash on hand from previous
securities offerings, proceeds of future offerings of securities, and proceeds from the sale of non-core assets. Certain of our significant subsidiaries, including AXA France Assurance, AXA
Financial, AXA UK Holdings, AXA Japan, AXA Asia-Pacific
Holdings, and AXA Germany, are also holding companies and
are dependent on dividends from their respective subsidiaries for funds to meet their obligations. In addition, certain of our principal insurance subsidiaries are subject to restrictions on the amount of dividends and debt repayments that can
be paid to us and our affiliates. While we do not believe that these restrictions currently constitute a material limitation on our ability to meet our obligations or pay dividends on our shares, these restrictions may lead to a material limitation in the future. For further details, see the "liquidity and
capital ressources" Section included in Part II and the Part V
- Note 28.3 "Other items: Restrictions on Dividend Payments
to Shareholders" of this Annual Report.

Compliance with the Sarbanes-Oxley Act entails
significant expenditure and managerial attention,
and non-compliance with the Sarbanes-Oxley Act
may adversely affect us
The U.S. Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley
Act") and the related regulations subsequently implemented
by the SEC and the NYSE required changes to some of our
accounting and corporate governance practices, including
the requirement to issue a report on our internal controls
over financial reporting as required by Section 404 of the
Sarbanes-Oxley Act. We expect that compliance with these

rules and regulations will continue to require significant
management attention and will continue to require significant expenditures for accounting, legal and other services. In
addition, because Section 404 of the Sarbanes-Oxley Act
requires our auditors to audit and issue an attestation
report on our internal controls over financial reporting
each year, undertaking significant internal restructurings
(such as information technology restructurings), corporate
development activities or other initiatives that may affect our internal control environment, may become more difficult and
costly. This may have an adverse effect on our business and/
or our ability to compete with our competitors that are not
subject to the Sarbanes-Oxley Act. Our inability to achieve or maintain compliance with Section 404 and other provisions
of the Sarbanes-Oxley Act and related rules and regulations
may have a material adverse effect on us including on our
reputation and image in the global marketplace.

Our acquisitions may divert management attention
and other resources and involve risks of additional
liabilities
In recent years, we have completed a number of acquisitions
around the world, such as the acquisition of Winterthur Group from Credit Suisse completed on December 22,2006. We may
make further acquisitions in the future. Growth by acquisition involves risks that could adversely affect our operating
results, including the substantial amount of management
time that may be diverted from operations to pursue and
complete acquisitions. Our acquisitions could also result in the incurrence of additional indebtedness, costs, contingent liabilities, and impairment and amortization expenses related to goodwill and other intangible assets, all of which could
materially adversely affect our businesses, financial condition and results of operations. Future acquisitions may have a
dilutive effect on the ownership and voting percentages of
existing shareholders. We may also finance future acquisitions with debt issuances or by entering into credit facilities, each of which could adversely affect our businesses, financial
condition and results of operations. The businesses we have
recently acquired include Life & Savings, Property & Casualty,
Asset Management, distribution businesses and retail banking operations. There could be unforeseen liabilities that arise out of the businesses we have acquired and may acquire
in the future which may not be covered by, or exceed the
amounts of any indemnities provided to us by the sellers.

Our acquisitions may cause integration issues and
we may not achieve the level of synergies anticipated
We may face difficulties in managing and integrating the
operations and personnel we acquire. Significant delays
in completing the integration of acquired companies may
cause us to lose key employees and/or customers of these
companies. We may also experience difficulties in rationalizing and integrating the information technology ("IT") systems
of acquired companies, including accounting information
systems, with our existing IT systems. Delays and unforeseen costs in the integration process would require extensive
management attention and resources and could jeopardize
the timely production of the financial information required
for inclusion in the consolidated financial statements and the timely reporting to relevant regulatory authorities. These
integration issues may prevent us from achieving the level of synergies forecast.

For example, our ability to achieve the synergies announced
in connection with the Winterthur acquisition depends on
AXA's ability to execute the market-by-market integration of
Winterthur in an efficient and timely manner and on a number of other factors, including the ability to achieve projected synergies in IT, reinsurance, human resources and various
other areas.

We may have contingent liabilities from discontinued, divested and run-off businesses and may incur other off-balance sheet liabilities that may result in charges to the income statement
We may, from time to time, retain insurance or reinsurance
obligations and other contingent liabilities in connection with our divestiture, liquidation or run-off of various businesses.
For example, on December 21, 2006, we completed the
disposition of AXA RE's business, our reinsurance subsidiary, but retained the risk related to adverse deviation of claims reserves for all accident years prior to January 1, 2006.

Our reserves for these types of obligations and liabilities
may be inadequate which could cause us to take additional
charges that could be material to our results of operations.
We may also, from time to time and in the course of our
business provide guarantees and enter into derivative
and other types of off-balance sheet transactions that
could result in income statement charges. For additional
information, see Part V - Note 28 "Contingent assets and
liabilities and unrecognized contractual commitments" and
also Part V - Note 19 "Derivative Instruments" of this Annual
Report.

The failure to maintain and modernize our information systems could adversely affect our business
Our business depends significantly on effective information
systems, and we have many different information systems
for our various businesses. We must commit significant
resources to maintain and enhance our existing information
systems, and develop new ones in order to keep pace
with the evolving information technology, industry and
regulatory standards and customer preferences. If we do
not maintain adequate information systems, we may not be
able to gather and rely on adequate information to base our
pricing, underwriting and reserving decisions. We may also
have difficulties in attracting new customers and preserving our existing customer base. In addition, underperforming
information systems could cause us to become subject to a
higher number of customer, provider and agent disputes, may
increase our litigation and regulatory exposure and make us
incur higher administrative expenses, including remediation
costs.

Significant shareholders of AXA may have interests
conflicting with your interests
The Mutuelles AXA, two French mutual insurance companies,
acting as a Group, owned at December 31,2007, approximately
14.48% of the issued ordinary shares of AXA representing
approximately 20.84% of the voting power of AXA's shares.
Many of the shares owned by the Mutuelles AXA have double
voting rights pursuant to the provisions of AXA's articles of association, see the "Additional information" Section included in the Part VI of this Annual Report. The Mutuelles AXA have stated their intention to collectively vote their shares in AXA.
We cannot assure you that the interests of the Mutuelles
AXA will not, from time to time, conflict with your interests as a shareholder. For example, even though the Mutuelles
AXA do not hold a majority of the total voting power in AXA, efforts by the Mutuelles AXA to decline or deter a future
offer to acquire control of AXA, which other shareholders
may find attractive, may prevent other shareholders from
realizing a premium for their AXA ordinary shares or ADRs.
The Mutuelles AXA may decide to increase their interest in
AXA or to sell all or a portion of the ordinary shares they
own at some future date.

RISKS RELATED TO OWNERSHIP
OF AXA ADSs OR ORDINARY SHARES

The trading price of AXA ADSs and dividends paid
on AXA ADSs may be materially adversely affected
by fluctuations in the exchange rate for converting
Euro into U.S. dollars
Fluctuations in the exchange rate for converting Euro into
U.S. dollars may affect the value of AXA ADSs. Specifically, as the relative value of the Euro against the U.S. dollar declines, each of the following values will also decline:

-  the U.S. dollar equivalent of the Euro trading price of AXA ordinary shares on Euronext Paris which may consequently
cause the trading price of AXA ADSs in the United States
to also decline;

-  the U.S. dollar equivalent of the proceeds that a holder
of AXA ADSs would receive upon the sale in France of
any AXA ordinary shares withdrawn from the depositary;
and

-  the U.S. dollar equivalent of cash dividends paid in Euro on the AXA ordinary shares represented by the AXA ADSs.

The holders of AXA ADSs may not be able to
exercise their voting rights due to delays in
notification to and by the depositary
The depositary for the AXA ADSs may not receive voting
materials for AXA ordinary shares represented by AXA ADSs
in time to ensure that holders of AXA ADSs can instruct the
depositary to vote their shares. In addition, the depositary's liability to holders of AXA ADSs for failing to carry out
voting instructions or for the manner of carrying out voting instructions is limited by the Deposit Agreement governing
the AXA ADR facility. As a result, holders of AXA ADSs may
not be able to exercise their right to vote and have limited recourse against the depositary or AXA if their shares are
not voted according to their request.

Holders of AXA ADSs will have limited recourse if
AXA or the depositary fails to meet its obligations
under the Deposit Agreement and they wish to
involve AXA or the depositary in a legal proceeding
The Deposit Agreement expressly limits the obligations and
liability of AXA and the depositary. Neither AXA nor the
depositary will be liable if they:

-  are prevented from or delayed in performing any obligation by circumstances beyond their control;

-  exercise or fail to exercise discretion under the Deposit
Agreement; or

-  take any action based upon the advice of, or information
from, legal counsels, accountants, any person presenting
ordinary shares for deposit, any holder or owner of an
AXA ADR or any other person believed by AXA or the
depositary in good faith to be competent to give such advice or information. In addition, the depositary and AXA have
the obligation to participate in any action, suit or other
proceeding with respect to the AXA ADSs which may involve
them in expense or liability only if they are indemnified.

These provisions of the Deposit Agreement will limit the
ability of holders of AXA ADSs to obtain recourse if AXA
or the depositary fails to meet their obligations under the
Deposit Agreement or if they wish to involve AXA or the
depositary in a legal proceeding.

The holders of AXA ADSs in the United States may
not be able to participate in offerings of rights,
warrants or similar securities to holders of our
ordinary shares on the same terms and conditions
as holders of our ordinary shares
In the event that we offer rights, warrants or similar securities to the holders of our ordinary shares or distribute dividends payable, in whole or in part, in securities, the Deposit
Agreement provides that the depositary (after consultation
with AXA) shall have discretion as to the procedure to be
followed in making such rights or other securities available to ADR holders including disposing of such rights or other
securities and distributing the net proceeds in U.S. dollars to ADR holders. Given the significant number of AXA ADR
holders in the U.S., AXA generally would be required to
register with the SEC any public offering of rights, warrants or other securities made to its ADR holders unless an exemption from the registration requirements of the U.S. securities laws is available. Registering such an offering with the SEC can
be a lengthy process which may be inconsistent with the
timetable for a global capital raising operation. Consequently, we have in the past elected and may in the future elect not to make such an offer in the U.S., including to our ADR holders in the U.S. and rather only conduct such an offering in an
"offshore" transaction in accordance with "Regulation S"
under the U.S. Securities Act of 1933, as amended. Therefore, there can be no assurance that our ADR holders will be able
to participate in such an offering in the same manner as our ordinary shareholders.

Our ADSs and ordinary share price could be volatile
and could drop unexpectedly and you may not be
able to sell your ADRs or ordinary shares at or above
the price you paid
The price at which our ADSs and ordinary shares will trade
may be affected by a large number of factors, some of which
will be specific to us and our operations and some of which
will be related to the insurance industry and equity markets generally. As a result of these factors, you may not be able to resell your ADSs or ordinary shares at or above the price which you paid for them. In particular, the following factors, in addition to other risk factors described in this Section, may have a significant impact on the market price of our ADSs
or ordinary shares:

-  investor perception of our Company, including actual or
anticipated variations in our revenues, earnings or other
operating results;

-  announcement of intended acquisitions, disposals or
financings or speculations of such acquisitions, disposals
or financings;

-  changes in our dividend policy, which could result from
changes in our cash flow and capital position;

-  sales of blocks of our shares by significant shareholders;

-  hedging activities on our shares;

-  a downgrade of our credit or financial strength ratings,
including placement on credit watch, or rumors of such
downgrades;

-  actual or potential litigation involving us or the insurance or asset management industries generally;

-  changes in financial estimates and recommendations by
securities research analysts;

-  fluctuations in foreign exchange rates and interest rates;

-  the performance of other companies in the financial
services' sector;

-  regulatory developments in the principal markets in which we operate;

-  international or local political, economic and market
conditions; and

-  unforeseen events such as natural disasters or terrorist
attacks and other developments stemming from such events
and the uncertainty related to these developments.

As a "foreign private issuer" in the United States,
AXA is exempt from certain rules under the
U.S. securities laws and is permitted to file less
information with the SEC than U.S. companies

As a "foreign private issuer," AXA is exempt from certain
rules under the U.S. Securities Exchange Act of 1934,
as amended (the "Exchange Act"), that impose certain
disclosure obligations and procedural requirements for
proxy solicitations under Section 14 of the Exchange Act. In addition, AXA's officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit
recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of AXA ordinary shares and ADRs. Moreover, AXA is
not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies
whose securities are registered under the Exchange Act, and
for years ended December 31, 2007 and thereafter, AXA
will no longer be required to reconcile its IFRS financial
statements to US GAAP provided that AXA continues to
publish its primary IFRS financial statements in accordance
with IFRS as published by the IASB. In addition, AXA is not
required to comply with Regulation FD, which restricts the
selective disclosure of material information. Accordingly,
there may be less publicly available information concerning
AXA than there is for U.S. public companies.

Judgments of United States courts may not be
enforceable against us

Judgments of United States courts, including those predicated on the civil liability provisions of the Federal securities laws of the United States, may not be enforceable in French courts.
As a result, our shareholders who obtain a judgment against
us in the United States may not be able to require us to pay the amount of the judgment.

> 4.2 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK AND RISK FACTORS

The Risk Management organization

Information in this section should be read in conjunction
with note 4 to the Consolidated Financial Statements
included in Part V of this Annual Report and is covered by
the Statutory Auditor's Report on the Consolidated Financial
Statements.

Within the Finance Department, the aim of Risk Management
is to identify, quantify and manage the main risks to which
the Group is exposed. To achieve this, the Risk Management
Department develops and uses various methods and tools
to assess and monitor risk.

These systems and tools allow optimal management of risks
taken by the Group and, by facilitating a more accurate
assessment of risk exposure, help to reduce earnings
volatility and to optimize the Group's allocation of capital to its various businesses.

Within the AXA Group, Risk Management is coordinated by
a central team, supported by local Risk Management teams
within each operational entity.

RISK MANAGEMENT PRINCIPLES AND
PRIORITIES

In order to make a tangible and measurable contribution
to the Group's activities, Risk Management has three key
characteristics:

-  Pragmatic: focusing on clearly identified priorities.

-  Operational: working directly with the Group's
businesses.

-  Decentralized: based on the subsidiarity principle, in line with the Group's general organization.

Risk Management has five main priorities:

-  Co-ordinating and monitoring asset-liability management
(ALM) and carrying out Economic Capital calculation and
analyses.

-  Approving new products prior to launch and promoting
product innovation.

-  Managing insurance exposures, in particular reviewing
Property & Casualty reserves and optimizing reinsurance
strategies.

-  Identifying and assessing operational risk.

-  Managing information systems: projection, simulation, risk assessment, consolidation and reporting.

THE AXA GROUP'S RISK
MANAGEMENT : AXA CESSIONS
AND GROUP RISK MANAGEMENT

The Group's risk management structure is mainly based
around the Group Risk Management (GRM) department and
AXA Cessions.

GRM, under the authority of the Group Chief Risk Officer, is responsible for defining AXA's standards as regards main
risks. This includes developing and deploying tools for
assessing and managing risk.

GRM also coordinates risk detection and management at
the Group level, and indirectly at the subsidiaries' level. In particular, this includes all procedures for reporting risk and consolidating risk at Group level. GRM coordinates the local
Risk Management teams of the Group's various subsidiaries.
In line with Group governance principles, this coordination
focuses on minimum Group-wide requirements defined by
GRM in terms of organization, resources and results.

AXA Cessions advises and supports the Group's Property
& Casualty and Life & Savings companies with their
reinsurance strategy and centralizes the Group's purchasing
of reinsurance. Its role is defined more precisely in sections
"Pre-launch product approval and exposure monitoring"
and "Definition of reinsurance requirements and analysis of
underwriting" of this chapter.

LOCAL TEAMS

Local Risk Management teams are in particular in charge of
applying AXA risk management standards and implementing
the minimum requirements set by GRM.

The Risk Management departments of operational entities
are managed by local Chief Risk Officers, who report directly to local CFOs. The roles and responsibilities of local Risk
Management departments are formally approved by the
executive committees of Group entities. These roles and
responsibilities comply with the Group's Risk Management
priorities (see section "Risk Management principles and
priorities" above) and consist of:

- Leading efforts to determine the Economic Capital of
local entities and developing the necessary tools. The Risk

Management department performs these tasks using a
uniform set of techniques including stochastic models. These modelling techniques allow an assessment of AXA's risk
exposure based on the large number of scenarios examined
in this type of approach. These tools complement more
traditional deterministic forecasting tools, such as stress
scenarios. Besides the specific conclusions for each product line and each unit, these analyses measure the level of assets with respect to the economic capital required to cover a level of assumed risks consistent with a AA credit rating.

- Controlling the implementation of ALM policies, and in
particular monitoring the strategic asset allocation of local entities (see section "Management processes").

-  Implementing pre-launch product approval procedures,
and in particular reviewing risk-adjusted profitability
analyses (see section "Pre-launch product approval and
exposure monitoring").

-  Reviewing local technical reserves and optimizing entities'
reinsurance strategy (see section "Implementation of the
reinsurance strategy Role of AXA Cessions").

-  Identifying, quantifying and monitoring the main
operational risks (see section "General principles").

-  Carrying out risk reporting defined by GRM.

> 4.2 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK AND RISK FACTORS

Market Risk

Information in this section should be read in conjunction
with note 4 to the Consolidated Financial Statements
included in Part V of this Annual Report and is covered by
the Statutory Auditor's Report on the Consolidated Financial
Statements.

AXA is exposed to financial market risks through its financial protection business and through the financing of its activities as part of its equity and debt management. These two distinct sets of risks can be summarized as follows:

ASSET-LIABILITY MANAGEMENT
OF INSURANCE PORTFOLIOS

One of the basic functions of the insurance business is to invest premiums received from customers with a view to settling any claims that might occur. The way these premiums are invested must take into account the way in which any claims will be
settled. This is the role of asset-liability management. In an effort to protect and enhance shareholder value, AXA actively manages its exposure to market risks.

Primary responsibility for risk management, including market risk, rests with the Group's local subsidiaries, which have
the best knowledge of their products, policyholders and
risk profile. This approach allows subsidiaries to react in
an accurate and targeted manner to changes in financial
markets, insurance cycles and the political and economic
environment in which they operate.

A wide variety of risk management techniques are used
to control and mitigate the market risks to which the AXA
Group's operational entities and the Group itself are exposed.
These techniques include:

-  ALM, and in particular the definition of optimal strategic asset allocations.

-  Hedging of financial risks when they exceed the tolerance levels set by the Group. This includes Variable Annuities'
guaranteed benefit hedging. All products needed to set
up hedging programs involving derivative instruments
are executed with the assistance of the Group's specialist
asset management teams (AXA Investment Managers and
AllianceBernstein).

-  Reinsurance is also used in GMIB (Guaranteed Minimum
Income Benefit) products, to mitigate financial risks.

-  The overall balance of the product range leads to some
natural hedging effects between different products.

-  Exposure analyses are carried out to monitor certain
specifically identified risks.

AXA's exposure to market risk is reduced by its broad range of operations and geographical positions, which provides good
risk diversification. Furthermore, a large portion of AXA's Life
& Savings operations involve unit-linked products, in which
most of the financial risk is borne directly by policyholders

(the shareholder's value is however still sensitive to financial market evolution).

ALM figures and information on the AXA Group's main
implementation, co-ordination and control processes are
set out below.

Asset-liability and market risk management:
General quantitative information
There is a clear distinction between the issues involved in the
Life & Savings and Property & Casualty businesses:

Description of Life & Savings insurance reserves:
Risk profiles

The market risks to which Life & Savings subsidiaries are
exposed arise from a number of factors:

-  A decline in returns on assets (due in particular to a
sustained fall in yields on fixed-income investments or
in equity markets) could reduce the investment margin
if the return on new invested assets is not sufficient to
cover contractual interest rates payable to life insurance
policyholders.

-  A rise in yields on fixed-income investments reduces
the value of fixed-income portfolios and could have an
adverse impact on the solvency margin and surrender
levels on certain contracts, if competitive pressures lead
to higher rates of policyholder profit participation on new
contracts.

-  A decline in equity and real estate prices may reduce the level of unrealized capital gains and therefore solvency
margins, as well as available surpluses.

-  Exposure to foreign-exchange risk is generally limited for the Group's Life & Savings companies. Foreign-currency
commitments are matched to a large extent by assets in
the same currency.

The policies put in place to manage these risks are tailored to each product type and the risks relating to it.

The percentages provided below, relating to the breakdown
of life insurance reserves by product type and thus by
AXA's obligations to its policyholders, are derived from
management data:

-  30% at the end of 2007 (30% at the end of 2006 and 29%
at the end of 2005) of the Group's Life & Savings technical
reserves cover separate-account (unit-linked) products
that do not materially affect AXA's risk exposure. This
category includes products that provide a guarantee on
invested capital in the event of death. On these products,
the underlying financial market performance is passed
on to policyholders in full. In cases where these products
include interest-rate guarantees, they are usually covered
by a financial partner within the separate account. Overall, therefore, they present only a limited market risk for the
Group through reduction of shareholders' value.

-   8% at the end of 2007 (7% at the end of 2006 and
9% at the end of 2005) of the Group's Life & Savings
technical reserves cover separate-account products with
related interest-rate guarantees provided by the insurance
company. Suitable risk management policies have been
put in place:

•  Derivatives are used as part of the dynamic management
of risks related to guaranteed benefits on separate-
account savings products, in order to cover guaranteed
minimum death benefits, guaranteed minimum withdrawal
benefits and guaranteed minimum income benefits. In the
United States, derivatives are used to help reduce the
economic impact of, among other things, unfavorable
changes in GMDB, GMIB and WBL exposures due to
movements in the equity and fixed income markets.

•  When these separate account products show a material
risk of transfer to products that offer guaranteed-rate
annuities, hedging programs that use derivatives are also
put in place.

-  17% at the end of 2007 (18% at the end of 2006 and 20%
at the end of 2005) of the Group's Life & Savings technical
reserves cover products without guaranteed cash values
upon surrender.

•  The in-force "With-Profit" policies of AXA UK are managed with a significant surplus of free assets, used to adjust
performance over the duration of such policies while at
the same time reflecting financial market performance
in policyholders' revenues.

•  Annuities in the payout phase are usually backed by fixed-
income assets with maturities that match the underlying

payout schedules, thereby avoiding reinvestment and
liquidity risks.

•  In the UK, surrender options on guaranteed-rate annuities are monitored through specific analyses and partially
covered by interest-rate options.

-  14% at the end of 2007 (12% at the end of 2006 and
7% at the end of 2005) of the Group's Life & Savings
technical reserves are related to products offering one-
year guaranteed rates that are updated every year. The
risks arising from a sustained fall in interest rates in the financial markets are limited for these types of products,
which mainly concern policies in France and collective
policies in Japan. Hedging derivatives programs are often
implemented to cover long-term fixed maturities from the
risk of an increase of interest rates.

-   32% at the end of 2007 (33% at the end of 2006 and 35%
at the end of 2005) of the Group's Life & Savings technical
reserves cover other products. These reserves cover both
surrender guarantees and, in some cases, a guaranteed long-
term rate. Related risks are managed in the following ways:

•  Products that are not surrender-sensitive are usually
backed by fixed-income investments whose maturities
and interest rates are generally sufficient to cover
guaranteed benefits, so as to reduce the reinvestment
risk as far as possible.

•  Other products are managed with the surplus required
to cover guarantees.

•  Hedging programs that make use of derivatives may be
set up to hedge the risk of a fall (floor) or a rise (cap) in interest rates.

Description of Property & Casualty insurance reserves
Property & Casualty technical reserves break down as follows.

		(in Euro million)
		Technical liabilities
	December 31, 2007	December 31, 2006 restated(a)	December 31, 2005
Personal - Motor	15,446	14,835	11,330
Personal - Property	3,219	3,059	2,501
Personal - Other	5,517	5,762	4,855
Personal - Sub-total	24,182	23,656	18,686
Commercial - Motor	2,698	2,679	2,255
Commercial - Property	3,075	2,748	2,332
Commercial - Professional liability	6,950	7,244	5,523
Commercial - Other	9,293	9,011	5,802
Commercial - Sub-total	22,016	21,682	15,912
Other	874	872	1,400
TOTAL PROPERTY & CASUALTY INSURANCE EXCLUDING INTERNATIONAL INSURANCE	47,072	46,210	35,998
Property	1,943	2,288	3,172
Motor, marine, aviation	3,144	3,294	3,541
Professional liability	3,846	3,935	3,069
Other	2,013	2,786	2,089
TOTAL - INTERNATIONAL INSURANCE	10,946	12,304	11,870
TOTAL PROPERTY & CASUALTY INSURANCE INCLUDING INTERNATIONAL INSURANCE	58,018	58,514	47,868

(a) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group has adjusted certain items impacting the allocation of Winterthur purchase price.

The obligations of Property & Casualty insurance companies
are much less dependent on asset values than those of Life
& Savings companies. Consequently, market fluctuations are
fully reflected in their net asset value and fully borne by the shareholders. However, long-tail activities are more sensitive to movements in financial markets. The principal market risks are as follows:

-  A rise in fixed maturity yields reduces the value of fixed maturity portfolios and may lead to a liquidity risk in these portfolios or a real loss of value if the rise in yields is
related to a rise in inflation.

-  Lower yields on fixed-income investments increase the
value of fixed maturity portfolios, and therefore generally
do not present a material risk, with the exception of certain contracts (disability and worker's compensation income)
that provide guaranteed rates. On the other hand, a
prolonged period of low yields would have an impact on
the pricing of these products.

-  Foreign-exchange rate risk is relatively limited as
commitments in foreign currencies are largely backed by
assets in the same currencies.

-  Inflation is a risk, since it increases the compensation
payable to policyholders, with the effect that, if it is
not adequately taken into consideration, actual claims
payments may exceed the reserves set aside. This risk is
particularly significant for long-tail businesses.

The investments of Property & Casualty insurance companies
are therefore managed so as to optimize the return on assets while bearing in mind both the aforementioned risks and the
requirements in terms of regulatory solvency and covering
commitments. A large portion of investments is made in
liquid fixed maturities, to ensure the payment of exceptional benefits and claims that may arise.

Once these factors have been taken into consideration,
there is some capacity to make diversified investments (real estate or equity securities) that offer a natural hedge against inflation and optimize yields while minimizing volatility risk.

Management processes

Management processes involve three stages :

-  The first consists of defining general ALM organizational principles, allowing the most effective investment strategy.

-  The second involves implementing investment processes
and precise governance principles.

-  The third consists of asset management companies
applying the investment strategy.

ALM co-ordination
GENERAL ORGANIZATIONAL PRINCIPLES
The definition and co-ordination of ALM involves six major
stages:

-  Detailed analysis of the liability structure by insurance companies.

-  Definition and proposal of a strategic asset allocation
that factors in the long-term outlook as well as short-term
constraints (see below).

-  Validation of these strategic allocations by the entity's risk management unit and investment committee.

-  Implementation of these strategic allocations by insurance companies through the definition of management contracts
with asset management companies and not related to the
unit linked business of the entities.

-  Tactical allocation and stock selection by asset management companies as part of management contracts and not
related to the unit linked business of the entities.

-  Performance and reporting analysis.

These detailed analyses are performed on the non unit-
linked business of the insurance companies, the financial
risk of the unit linked business being directly borne by the policyholder.

LONG-TERM OUTLOOK:
MODELING AND PROJECTING FUTURE CASH FLOWS
Long-term analysis is carried out in order to model
commitments resulting from insurance policies and to define
asset allocation so that these commitments can be met with
a high degree of confidence while maximizing the expected
return.

This work is carried out by Risk Management departments
(local and central teams) and takes the form of detailed annual analyses that use consistent methods based on deterministic
and stochastic scenarios. The aim of these analyses is to
maximize the increase in economic value while complying
with risk constraints. They are carried out by all significant
Group entities, and provide the following information for the main product lines:

-  The amount of assets needed to meet commitments in a
specific proportion of cases depending on risk tolerance
(for example, in 99% of cases over 10 years).

-  The present value of future margins generated by insurance portfolios.

This information is aggregated across AXA's insurance
operations, which allows strategic asset allocation to be
monitored and adjusted if necessary.

SHORT-/MEDIUM-TERM OUTLOOK
These analyses are designed to validate AXA's ability to
satisfy capital adequacy requirements over the short
and medium terms. These requirements are included as
constraints in asset-liability analyses.

The process is based primarily on monitoring and analyzing
local and consolidated capital adequacy and solvency margin
requirements. It is intended to ensure that AXA complies
with its regulatory commitments and makes optimum use
of capital resources at all times.

In addition, AXA's insurance operations are subject to local regulatory requirements in most jurisdictions in which AXA
operates. These local regulations prescribe:

-  The category, nature and diversification (by issuer,
geographical zone and type) of investments.

-  The minimum proportion of assets invested in the local
currency taking into account technical commitments
denominated in this currency (congruence rule).

-  As part of an ongoing capital allocation process, subsidiaries perform twice-yearly simulations on the various regulatory
constraints applicable to them using extreme scenarios
for assets (in terms of both the market value of equity
securities and interest rate trends). The Group Central
Finance Department consolidates these models, enabling it
to assess the extent of each subsidiary's financial flexibility.
The results are presented to the Finance Committee of
AXA's Supervisory Board on a regular basis.

-  ALM constraints are also taken into account when new
products are being designed as part of the product
approval process (see section "Pre-launch product
approval and exposure monitoring").

Monitoring investment processes
AXA manages its financial market risk as part of disciplined and organized investment processes.

As stated in the previous section, insurance subsidiaries are responsible for monitoring risks through the use of liability structure analysis and asset-liability matching techniques.
They define the strategic asset allocation policy, which is
implemented by asset management companies appointed via
investment management agreements. Insurance subsidiaries
are responsible for monitoring and controlling the investment policy carried out on their behalf by these asset management companies.

Risks relating to investments are controlled through an
appropriate governance structure and through reliable
reporting procedures.

GOVERNANCE
An Investment Committee, made up of managers from the
financial and operational sides of the insurance company
and also, in certain cases, representatives of its board of
directors, approves investment strategy and assesses the
quality of the results obtained.

The investment committees of significant entities include
representatives of the AXA Group, and of GRM in particular.

These investment processes are part of a broader Group-
level framework, which includes:

-  defining standards for managing investments and assessing asset-liability mismatch risk (see section above),

-  consolidating market risks at Group level.

At Group level, an ALM Co-ordination Committee, supervised
by the Group Chief Financial Officer, determines general
asset-liability management policy guidelines and evaluates
the results, which are then submitted to the Management
Board and to the Finance Committee of AXA's Supervisory
Board.

REPORTING: QUARTERLY ASSET REPORTING
Operational entities produce an asset allocation statement
every quarter, to ensure that strategic allocations are being implemented. This allows regular monitoring of certain key
ALM indicators such as the duration and convexity of fixed
income portfolios.

This work is carried out by local teams and then consolidated by GRM to give an overview for the whole Group and to allow
any required action to be taken.

Tactical allocation duties of Group asset management
companies (AXA Investment Managers and
AllianceBernstein)
Asset management specialists, primarily AXA subsidiaries
(AXA Investment Managers (AXA IM) and AllianceBernstein),
are responsible for the day-to-day management of
investments. Processes have been put in place in these
companies to manage investments without exceeding agreed

risk tolerance thresholds stipulated by their client insurance companies in investment management agreements. This
organization makes the skills required in these activities
available for the benefit of all Group insurance companies.

All products that involve hedging programs using derivative
instruments are executed with the help of dedicated teams at
AXA IM and AllianceBernstein. This organization means that
all entities benefit from the best possible expertise and a high level of legal and operational security in these transactions, which are sometimes complex.

MARKET RISKS: FINANCIAL RISKS
RELATING TO THE MANAGEMENT
OF HOLDING COMPANIES' FOREIGN
EXCHANGE EXPOSURE AND DEBT

The main financial risks relating to the management of
foreign's exposure and debt are as follows:
-  Interest-rate risk.
-  Exchange-rate risk.
-  Liquidity risk.

For the purpose of optimizing the financial management
and control of financial risks, the Group Central Finance
Department has defined and introduced formal management
standards, as well as guidelines for monitoring and assessing financial risks, which enable it to measure the positions of each affiliate in a consistent manner. These standards have
been validated by the Management Board.

The Group Central Finance Department produces monthly
reporting data that consolidate interest rate, foreign
exchange and liquidity exposures, as well as the interest
expenses of holding companies. It bases its analyses on
reports submitted by subsidiaries, which are responsible for the quality of the data. This consolidated reporting includes medium-term forecasts.

Together with information about hedging strategies, reporting documents are sent regularly to and validated by the Finance
Committee of AXA's Supervisory Board.

In addition, the risk resulting from possible dividend
restrictions or limitations on the ability to reduce
shareholders' equity in the countries where AXA operates
is also monitored. The Group's operating subsidiaries must
comply with local regulations, particularly minimum solvency requirements. As a result, internal dividend pay-outs must
take into account these constraints and possible future
regulatory changes.

Interest-rate risk
DEFINITION: interest-rate risk may result from:

-  a mismatch between types of interest rates (fixed versus
floating),

-  a mismatch between floating rate benchmarks,

-  a mismatch between floating rate renewal dates.

POLICY: the policy is defined in order to monitor and limit
the potential medium-term variation in interest expenses and consequently to protect future levels of interest expenses,
regardless of movements in interest rates.

ASSESSMENT:

-  Variability analyses assess the change in interest expenses over the duration of the strategic plan resulting from a 1%
rise in interest rates.

-  Interest-rate sensitivity analyses assess changes in the
value of interest-rate positions by currency and by maturity following a 1% upward shift in the yield curve.

Exchange-rate risk
DEFINITION: exchange-rate risk results from a mismatch
between the currency of an asset (particularly net foreign
currency investments in subsidiaries) and the currency in
which it is financed.

POLICY: the objective is to limit variations in net foreign
currency-denominated assets resulting from movements in
exchange rates. The purpose of the policy is therefore to
protect the value of AXA's net foreign-currency investments
in its subsidiaries and thus Group consolidated shareholders'
equity against currency fluctuations. It is also designed to protect other key indicators such as adjusted net asset value,
European embedded value and solvency ratios against such
fluctuations.

ASSESSMENT: exchange rate sensitivity analyses measure
the annual change in interest expenses resulting from a 10%
appreciation in the Euro against all other currencies together with the impact on shareholders' equity, gearing ratio and
European solvency margin.

Liquidity risk
DEFINITION: liquidity risk results from a mismatch between
the date on which an asset matures and the date on which
a liability falls due.

POLICY: the policy establishes the amount of confirmed
credit lines required by AXA to weather a liquidity crisis and sets constraints on the debt maturity profile. In addition,
liquidity is secured by Group standards, particularly through a procedure for tendering eligible assets to the European
Central Bank's tender operations.

ASSESSMENT: maturity schedule of consolidated debt and
available credit lines.

MANAGEMENT: liquidity risk is managed carefully and
conservatively by keeping a long maturity on financial
resources (debts) - mostly subordinated - and by maintaining a large amount of confirmed credit facilities (around
€6.2 billion undrawn at December 31, 2007 and around
€6.0 billion undrawn at December 31, 2006).

Furthermore, the Group's liquidity profile is strengthened by the following factors:

-  The Group's financial strength gives it broad access to
various different markets via standardized debt programs:
for example, at the end of 2007, €5 billion (€3 billion at
the end of 2006) of commercial paper and a €12 billion
(€12 billion at the end of 2006) program under EMTN
documentation.

-  AXA remains constantly vigilant regarding contractual
documentation clauses that may be binding on the Group.
This helps AXA limit its exposure to default or early
repayment clauses that may have a material adverse effect
on its consolidated financial position.

-  AXA maintains significant liquidity, amounting to
€17.2 billion at December 31, 2007 (€19.8 billion at the
end of 2006). More than half of this liquidity is managed
within the AXA Trésorerie Europe economic interest
grouping (GIE), which was specifically set up to centralize
management of the liquidity held by units operating within
the Euro zone. This GIE reflects the solid liquidity position of the Group, since it had an average cash balance of around
€9.4 billion in 2007 (€13.4 billion in 2006), which was
invested in a liguid portfolio with a very short maturity.

-  In addition, to deal with any liquidity crises that may
arise, the Group has, under its liquidity contingency plan,
around €18 billion of assets eligible to European Central
Bank tenders (of which €8 billion immediately available),
creating a very large alternative source of refinancing.

EXCHANGE-RATE RISK RELATED
TO THE OPERATING ACTIVITIES
OF GROUP SUBSIDIARIES

In the insurance companies (including Winterthur subsidiaries)
that accounted for 90% of Group assets at December 31,
2007 (90% at the end of 2006), assets and liabilities with
foreign currency exposure were generally matched or
hedged.

-   Life& Savings business (79% of Group assets both at
the end of 2007 and 2006):

In France, AXA is exposed to exchange-rate risk through the
units it owns in certain investment funds partly invested in foreign currencies (particularly US dollar: €1,645 million
vs €1,607 million in 2006, pound sterling: €338 million
vs €343million in 2006 and Japanese yen : €335 million
vs €349 million in 2006). AXA France owns these units in
order to diversify its investments and enable policyholders
to benefit from the performance of international financial
markets. AXA France controls and limits its exposure to
exchange-rate risk by using foreign exchange derivatives
(forwards €2,915 million vs €2,698 million in 2006).

In the UK, the Life & Savings segment is exposed to
exchange-rate risk in both non-profit and With-Profit funds.
The exposure in the non-profit funds arises mainly through
foreign-currency investments in Group companies with a
market value of €868 million (€889 million in 2006),
of which €175 million of fixed maturity holding in AXA
Belgium (€177 million in 2006) is hedged. The majority
of other investments held in the non-profit funds in
currency, market value of €161 million (€135 million in
2006), is hedged through foreign exchange derivative
instruments.

The UK non-profit funds have Euro denominated Credit
Default Swaps in place with a nominal value of €199 million
(nil in 2006).

The exposure in With-Profits funds arises on assets with a
market value of €2,770 million (€2,996 million in 2006).
Its foreign currency liabilities in the fund are €136 million
(€188 million in 2006). The UK Life & Savings segment
holds some foreign exchange derivative instruments
(including swaptions held in connection with Guaranteed
Annuity Options).

In the past, AXA Japan's investment strategy led the
company to invest outside the Japanese market in order
to benefit from higher returns. As of the end of the year,
the total assets denominated in foreign currencies (mainly
US dollar) represented an amount of €6,083 million
(€10,025 million at the end of 2006). Excluding assets
backing unit-linked contracts, the corresponding exchange
rate risk was fully hedged through the use of derivatives.
In 2007, AXA Japan continued to decrease its investment
in foreign markets, mainly in Euro fixed maturities
(€-3,408 million compared to last year to €1,535 million
at the end of 2007).

Companies in the German Life & Savings segment hold
some investments denominated in foreign currencies for
€3,558 million (€3,577 million in 2006), both directly
and indirectly through investment funds, with the aim
of diversifying their investments and taking advantage
of foreign markets' performance. These investments
are mainly in US dollars €2,629 million (€2,092 million
in 2006), but also in pound sterling for €674 million
(€1,018 million in 2006) and Japanese yen for €178 million
(€151 million in 2006). Exchange-rate risk exposure
is hedged using forwards (notional €2,542 million vs
€2,241 million in 2006) and currency swap (notional
€430 million vs €423 million in 2006).

Swiss entities are exposed to exchange rate risk through
foreign-currency investments in Group companies (mainly in
Japan and CEE) and other investments in foreign currencies
(mainly Euro and US Dollar) due to limited investment
possibilities and traditional low interest rate environment in
Switzerland. As a result, they hold foreign exchange exposure on shares as well as on fixed maturities denominated in
currencies other than Swiss Francs. However foreign
exchange exposure on fixed maturities is hedged back into
Swiss Francs with mainly foreign exchange forwards and to
a minor degree foreign exchange options.
Switzerland Life & Savings foreign exchange exposure
amounted to €13,604 million (circa 47% of assets) at the
end of 2007, of which €10,729 million were hedged with
mainly foreign exchange forwards (€7,641 million) and
call/put strategy (€2,396 million).

In Belgium and the US, the Group's Life & Savings companies
do not have any significant exposure to exchange-rate risk.

These countries accounted for 90% at the end of 2007
(94% at the end of 2006) of the Group's Life & Savings
companies' assets.

- Property & Casualty business (9% of Group assets both
at the end of 2007 and 2006):

In France, AXA is exposed to exchange-rate risk through the
units it owns in certain investment funds partly invested
in foreign currencies mainly US dollar (€492 million vs.
€649 million in 2006) and to a lesser extent Pound Sterling
and Japanese Yen in order to diversify its investments. It
controls and limits its exposure to exchange-rate risk by
using foreign exchange derivatives (forwards €867 million
vs. €1,021 million in 2006).

In Belgium, AXA manages a US dollar run-off portfolio, which is fully hedged with investments in the same currency amounting to around €110 million (€130 million at the end of 2006).

German P&C segment is exposed to US dollar exchange-
rate risk on certain investment funds for €829 million
(€733 million in 2006). Remaining exchange-rate
risk exposure, mainly concerning the pound sterling
€211 million (€264 million in 2006) and the Japanese
yen for €62 million (€63 million in 2006), is incurred for
the purpose of diversifying investments. It controls and
limits its exchange-rate risk by using forwards (notional
€785 million vs €587 million in 2006) and currency swap
(notional €124 million vs none in 2006).

In the UK and Ireland, AXA is exposed to exchange-rate risk
through its AXA Insurance subsidiary, which operates in
pound sterling but has diversified its investment portfolio
in line with its ALM objectives. At December 31, 2007, AXA
Insurance managed around €86 million (€146 million in
2006) of directly owned foreign-currency investments.
The UK and Ireland P&C segment also has investments
totalling €184 million (€113 million in 2006) of CDO equity
and Currency funds which predominately invest in foreign-
currency investments, equal to around 3.1% (1.7% in 2006) of its investment portfolio. The UK has Euro denominated Credit
Default Swaps in place with a nominal value of €285 million
(nil in 2006). In addition, AXA UK's Irish subsidiary also
operates in Northern Ireland, and so manages a portfolio
of pound sterling policies in an amount of €140 million
(€134 million in 2006), hedged with investments in the same
currency of €150 million (€137 million in 2006).

In Switzerland P&C, foreign exchange exposure amounted
to €2,145 million (circa 36% of assets) at the end of
2007, of which €1,666 million were hedged with foreign
exchange forwards (€1,057 million) and call/put strategy
(€609 million).

These countries accounted for 77% at the end of 2007
(78% at the end of 2006) of the Group's Property &
Casualty companies' assets.

-   International lnsurance business (2% of Group assets at
the end of 2007 and 3% at the end of 2006): In the course
of its business, AXA Corporate Solutions Assurance carries
insurance liabilities, some of which are denominated in
foreign currencies, particularly in US dollar (€984 million at the end of 2007 versus €1,118 million at the end of 2006) and, to a lesser extent, pound sterling (€590 million at the end of
2007 versus €607 million at the end of 2006). The company
carries assets denominated in foreign currencies to ensure
the balance sheet congruence. The congruence between the
company's foreign-currency assets and liabilities is regularly adjusted, but is subject to unpredictable loss occurrence and the corresponding movements in reserves.

-   As regards holding companies (6% of Group assets at
the end of 2007 and 6% at the end of 2006), AXA SA has,
since 2001, adopted a hedging policy on net investments
denominated in foreign currencies, which aims at
protecting the group's consolidated shareholders' equity
against currency fluctuations, using cross-currency swaps
and foreign-currency debt.

At December 31, 2007, the main hedging positions were
as follows:

• USD11.3 billion or €7.7 billion (USD11.1 billion or €8.4 billion at the end of 2006) in respect of the US activities, including
USD7.7 billion or €5.2 billion (USD7 billion or €5.3 billion at the end of 2006) via cross-currency swaps,

• JPY599 billion or €3.6 billion (JPY456 billion or
€2.9 billion at the end of 2006) in respect of the activities in Japan, mainly in the form of cross-currency swaps,

•  £1.9 billion or €2.6 billion (£1.2 billion or €1.8 billion at the end of 2006) in respect of the UK business, mainly
in the form of debt,

•  C$1.7 billion or €1.2 billion (C$1 billion or €0.7 billion at the end of 2006) in respect of the Canadian business in
the form of cross-currency swaps,

•  CHF5 billion or €3 billion in respect of the Switzerland
business. As of January 1, 2007, AXA SA's activities in
Switzerland following the acquisition of the Winterthur
Group were hedged in an amount of CHF5 billion.

AXA SA's assets accounted for most of the assets of Group
holding companies at the end of 2007.

INTEREST RATES & EQUITY RISK
RELATED TO THE OPERATING
ACTIVITIES OF GROUP SUBSIDIARIES

AXA performs sensitivity analyses to estimate Group
exposure to movements in interest rates and equity risk.

These analyses quantify the potential impact on the Group
of positive and adverse changes in financial markets.

The AXA Group analyses sensitivity to movements in interest
rates and equity markets in three main ways:

-   It analyses the sensitivity of European Embedded Value
(EEV) in the Life & Savings business.

-   It analyses the sensitivity of the fair value of assets less liabilities for the Property & Casualty business.

-   It analyses the sensitivity of the fair value of Group debt to movements in interest rates.

These analyses cover AXA SA, which carries most of
the Group's debt, along with the largest subsidiaries in
France, the USA, the UK, Belgium, Switzerland, Germany,
Mediterranean Region (Spain, Portugal, Italy, Morocco,
Turkey and Greece), Australia, Hong-Kong and Japan. These
analyses also include the Winterthur Group. At December 31,
2007, these subsidiaries represented more than 95% of
AXA's consolidated invested assets within its insurance
operations.

						€ million
	2007			2006
	Life & Savings	Other than Life & Savings	Total	Life & Savings	Other than Life & Savings	Total
IFRS shareholders' equity at December 31	33,488	12,153	45,642	35,600	11,625	47,226
Net unrealized capital gains, not included in shareholders' equity	683	1,394	2,077	545	1,338	1,882
Excluded perpetual debt (TSS/TSDI)	-	(7,781)	(7,781)	-	(7,253)	(7,253)
Mark to market of debt	-	(77)	(77)	-	(616)	(616)
Excluded Intangibles	(17,833)	(9,339)	(27,172)	(18,075)	(7,852)	(25,928)
Unrealized capital gains projected in Life & Savings VIF & other stat-GAAP adjustments	(599)	-	(599)	(2,508)	-	(2,508)
Life & Savings Adjusted Net asset Value (ANAV) and Other Business Tangible Net Asset Value (TNAV)	15,738	(3,650)	12,088	15,562	(2,758)	12,803
Life & Savings VIF	22,752		22,752	22,828		22,828
Group EV = Life & Savings EEV + Other Business TNAV at December 31	38,490	(3,650)	34,840	38,390	(2,758)	35,632

"Embedded Value" (EV) is a valuation methodology often used
for long term insurance business. It attempts to measure the present value of cash available to shareholders now and in the future and accordingly is presented net of taxes and minority interests. "European Embedded Value" (EEV) is a refinement
of this methodology based on Principles issued by the CFO
Forum of European insurers, which AXA adopted during 2005.
AXA publishes EEV only for its Life & Savings business.

In addition to Life & Savings EEV, AXA calculates a "Group
EV" which adds to the Life & Savings EEV the Tangible Net
Asset Value (TNAV) for other-than-life businesses.

The Group EV is not an estimate of AXA's "fair value",
regardless of how one might define "fair value". It does not include the value of business to be sold in the future, nor does it include any value for future profits from existing business for other-than-life businesses i.e. Property & Casualty,
International Insurance, Asset Management and Banking.
However, the Life & Savings EEV is a key management
metric measuring the risk-adjusted value of the business and tracking its evolution over time, and the Group EV provides
a crucial link to processes that impact total Group value but can not be seen within the life and savings segment, such as hedging strategies executed at the Group level and also the
impact of leverage on the Group.

The schedule above shows the reconciliation of Group EV
to IFRS Shareholders' equity. The Life & Savings ANAV is
derived by aggregating the local regulatory (statutory)
balance sheets and reconciling with the Life & Savings IFRS
shareholders' equity on the following main adjustments:
- Addition of unrealized capital gains/losses not included in
Shareholders' equity.

-  Elimination of the value of intangibles.

-  Subtraction of unrealized capital gains included in the
projection of future cash-flows (VIF).

-  Adjustment for the differences between AXA's consolidated accounting basis and local regulatory bases.

Adding the Life & Savings VIF to the Life & Savings ANAV
completes the Life & Savings EEV.

The "TNAV" for other-than-life business is reflecting the
consolidated IFRS shareholders' equity adjusted for the
elimination of all intangible assets and all perpetual debt
(TSS/TSDI) that are treated as equity in IFRS. The TNAV for
other-than-life business is adjusted also for any unrealized capital gains or losses not already included in equity and the impact of the mark to market of debt.

The Group EV equals the Life & Savings EEV plus the Other
Business TNAV.

The Life & Savings VIF calculation by its nature involves
many assumptions about the future. For Life & Savings EEV,
AXA has adopted a "market-consistent" approach to setting
asset return assumptions. Each cash flow is discounted at an appropriate discount factor, so that starting with Euro 1 of fixed maturity or of equity, projecting expected cash flows, and discounting, will simply give Euro 1 of value. Mechanically, this can be described as assuming that all assets will earn
the risk-free rate defined by the current market in the
future. However, cash flows are projected not only in a single scenario, but rather a stochastic set of scenarios is created, with the set maintaining the market-consistent condition that
Euro 1 of any asset projected into the future gives a present value of Euro 1. Future earnings available to shareholders
are assessed across this range of stochastic scenarios, with the present value being the Life & Savings VIF. AXA's major
assumptions include:

-  Actuarial assumptions reflect best estimates based on
recent experience.

-  No productivity gains are assumed in future expenses, while future inflation averaging 2.2% was assumed in 2006 and
2007.

-  Expenses are adjusted for non-recurring expenses and
one-time strategic spending.

-  Some benefit from future mortality improvement on Life
business is included, while annuity business does have
an allowance for the costs of longevity increasing in all
markets.

-  Non-financial risks are provided for through the cost of
holding capital consistent with the level to obtain a AA
rating at each operation.

-  A weighted average tax rate of 33.4% in 2006 and 32.4%
in 2007.

As described above, the Life & Savings VIF valuation under
AXA's market-consistent framework does not depend on
assumed future asset returns, but rather on the actual risk-

free yield curves observable in the market on each valuation date (consistent with financial market practices for valuing assets, the swap curve is used as the basis for risk-free
yields). The Life & Savings VIF valuation also depends on
stochastic projections of multiple scenarios, rather than a
single scenario.

The sensitivity of the Life & Savings EEV and of the Other
Business Tangible Net Asset Value to changes in major
economic assumptions has been calculated as follows for
the 2007 and 2006 values:

-   Upward parallel shift of 100 basis points in reference
interest rates simulates a sudden shock to the initial
conditions. This means changes to: 1) the current market
values of fixed-interest assets, with related possible
changes to projected capital gains/losses and/or fee
revenues, 2) future reinvestment rates for all asset classes, and 3) risk-discount rates. Inflation rates are not changed.
Policyholder and management behavior is adjusted
following normal behavioral modeling.
As noted in the definitions, these calculations reflect
discount rate changes in Life & Savings as well as changes
to the value of fixed-income assets, but no changes in
value for asset classes such as equities or real estate
are assumed to accompany the reference interest rate
movements (although for Life & Savings future returns
are impacted as these equal the risk-free rate on average
across scenarios in the market consistent valuation). In
reality, changes in value of other asset classes would
probably lead to different results than shown here. It is also possible that a gradual movement in rates would produce
different results than a sudden shock.

-   Downward parallel shift of 100 basis points in reference
interest rates is the same as above but with a shift
downward. Where the shift of 100 basis points would drop
rates below 0%, they are floored at zero.

-   10% higher value of equity markets at the start of the
projection simulates a shock to the initial conditions just
for equities. This means changes to current market values
of equities, with related possible changes to projected
capital gains/losses and/or fee revenues. Policyholder
and management behavior is adjusted to be consistent
with these conditions.
As noted in the definitions, these calculations reflect a
shock to the initial conditions for equities, but no changes in value for asset classes such as fixed maturities or real
estate are assumed to accompany the equity change.
In reality, changes in value of other asset classes would
probably lead to different results than shown here. It is
also possible that a gradual movement in equity would
produce different results than a sudden shock.

-   10% lower value of equity markets at the start of the
projection same as above but a decrease.

	2007						2006
	Life & Savings		Other than Life & Savings		Group		Life & Savings		Other than Life & Savings		Group
	€ million	% Group EV	€ million	% Group EV	€ million	% Group EV	€ million	% Group EV	€ million	% Group EV	€ million	% Group EV
Estimated upward parallel shift of 100 bp in reference
interest rates	318	1%	(1,280)	-4%	(962)	-3%	156	-	(1,116)	-3%	(961)	-3%
Estimated downward parallel shift of 100 bp in reference interest rates	(1,416)	-4%	1,466	4%	50		(1,434)	-4%	1,284	4%	(149)
10% higher value of equity markets at start of projection	1,594	5%	997	3%	2,591	7%	1,929	5%	1,105	3%	3,034	9%
10% lower value of equity markets at start of projection	(1,639)	-5%	(997)	-3%	(2,636)	-8%	(1,959)	-5%	(1,104)	-3%	(3,063)	-9%

All sensitivities are presented net of tax and minority interests, and where applicable net of policyholder participation.

Interest rate sensitivities for Life & Savings business of 1% to upward 100bp and -4% to downward 100bp (2006: 0% and
-4%) reflect a close duration match of assets and liabilities across most of the business.
In most markets there is an asymmetry predominantly driven
by guaranteed interest rates having higher value when rates
decrease, while higher reinvestment rates would need to be
shared with policyholders limiting shareholder gains in a
higher rate environment. However this classical pattern is
not followed in the UK, where the business has significantly less interest rate guarantees and the EEV behaves more like
a portfolio of fixed income assets.
In addition higher interest rates affect the value both positvely through higher investment rate and negatively through lower
starting value of fixed income assets and higher discount
rates for future profits. For different product types these
interactions produce different results.

Interest rate sensitivities for Other-Than-Life business of
-4% to upward 100bp and 4% to downward 100bp (2006:

-3% and 4%) reflect mainly the net of tax impacts on fixed-
income assets (-5% to upward), offset somewhat by debt
and derivatives on the debt (+1% to upward). The majority
of other-than-life reserves are not sensitive to interest rate changes.

Equity market sensitivities for Life & Savings business of
5% to upward 10% or -5% to downward are more nearly
symmetrical, with no complicating effects from changes of
discount rates. The limited asymmetries reflect the impact of guarantees and profit-sharing rules, along with some hedging programs to limit potential losses. The impacts of equity
market value changes can come through general account
exposures or through changing asset balances impacting
future fee revenue on separate account business.

Equity market sensitivities for Other-Than-Life business of
3% to upward 10% or -3% to downward (2006:3% and -3%)
reflect the net-of-tax impacts on equity including derivatives on the equity.

> 4.2 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK AND RISK FACTORS

Controlling exposure and
insurance risk

Information in this section should be read in conjunction
with note 4 to the Consolidated Financial Statements
included in Part V of this Annual Report and is covered by
the Statutory Auditor's Report on the Consolidated Financial
Statements.

The Group's insurance activities expose it to various risks with a wide range of time horizons. Natural risks arising from climate change, particularly global warming, are long-term risks to
which AXA Group pays close attention. On a more short-term
view, insurance risks are covered mainly through procedures
governing pre-launch product approval, exposure analyses,
the use of reinsurance and the financial markets (catastrophe bonds, mortality bonds) and reviews of technical reserves.

NATURAL RISKS: CLIMATE CHANGE

The changing and growing risks caused by climate change
and, more specifically, by global warming, represent a major challenge for all human activities and particularly insurance operations.

Global warming is now proven beyond doubt, although
experts may disagree on its magnitude and projection.
Very broadly, global warming leads to higher maximum and
minimum temperatures, with more hot days (heatwaves)
as well as heavier and more frequent cyclonic precipitation
events. These phenomena have already been observed and
could become more prevalent, albeit to different extents,
across almost all land surfaces on the planet.

The latest publications by the IPCC (Intergovernmental Panel on Climate Change 4th assessment report 2007) point in the
same direction. Even if it remains very difficult to estimate the local effect of climate change due to the large number
of local geographical factors to be taken into account (sea
currents, reliefs etc.), some results are now available at a regional level and used in our catastrophe risk estimations.
However, it is still very difficult to estimate the consequences of extreme events (heatwaves, droughts and floods, high
winds and intense precipitation caused by cyclones), which
are of particular concern to insurance companies; this has
led the Group to launch the AXA Research Fund which will
support academic research projects in Climate.

Aside from the immediate destruction caused mainly by
flooding and to a lesser extent by drought, climate change
will have major implications for most human activities,
particularly agriculture, timber production, healthcare and
water activities, and therefore for the insurance used to
protect them.

These changes already affect and will affect in future a large number of insurance sectors (property, agricultural, business interruption, civil liability, marine and aviation, life, health, etc.). The insurance sector thus faces major challenges in the coming years in the form of potential increases in property
and casualty claims, the emergence of new liability claims and growing uncertainties about the size of maximum possible
losses, which have become harder to assess and to predict on the basis of past events. Furthermore, certain key economic
sectors, which work together with the insurance sector, are
set to undergo radical changes, due in particular to future
greenhouse gas emission constraints laid down in the Kyoto
protocol, which came into force on February 16, 2005.

Gradual premium rate adjustments will be required to widely
reflect these risk factors, but are not likely to be sufficient to cover risks underwritten in the most exposed areas to
flood or cyclone.

By seeking to develop new solutions and actively contributing to the overall debate about the issues involved - particularly as part of the Carbon Disclosure Project - AXA, along with
other major market players, intends to promote a better
understanding and better forecasting of the risks resulting
from global warming.

PANDEMIC/
EXTREME MORTALITY RISK

Recent developments relating to bird flu have attracted
increasing attention to risks associated with pandemics.
Although assessing pandemic risks involves a significant
amount of various assumptions, it generates increasing
interest and requires the development and implementation
of an appropriate risk management strategy.

As a result, and as part of its mortality risk management,
AXA issued in 2006 a bond on which the redemption amount
depends on general mortality thresholds. This instrument
was created by AXA Cessions and transformed where needed
by AXA Cessions into reinsurance capacity for AXA Group
subsidiaries.

PRE-LAUNCH PRODUCT APPROVAL
AND EXPOSURE MONITORING

Risks relating to new product launches, particularly
underwriting, pricing and ALM risks is managed on a gross
basis (before taking into account reinsurance), primarily by

AXA's operational entities. These have a set of actuarial tools for this purpose, enabling them to price products and then
monitor their profitability over time.

The principal Risk Management tools are as follows:

-  Pre-launch approval procedures for new products.

-  Exposure analyses.

-  Optimization of reinsurance strategies (see section
"Definition of reinsurance requirements and analysis of
underwriting").

Product approval
In its Individual Life & Savings activities, the AXA Group has set up pre-launch product approval procedures in each of
its principal subsidiaries. These procedures are defined and implemented locally, and are structured and harmonized
using the minimum requirements defined by GRM. The main
characteristics of these procedures are as follows:

-  Although the decision to launch a new product is taken
locally, it must be the result of a documented approval
process that complies with local governance practices.

-  All significant Individual Life & Savings products must go through this process.

-  Guarantees and options embedded in the product must
be quantified using stochastic methods defined by GRM in
order to ensure that they are correctly reflected in pricing.
This work also gives a better understanding of any asset-
liability mismatch risk and the actual economic capital
requirement at the product design stage.

-  Pricing reports are sent to GRM prior to launch.

These procedures are intended to ensure that new risks
underwritten by the Group have undergone a rigorous
prior approval process before the products are offered to
customers. This harmonized approach also facilitates the
sharing of product innovation within the Group. Similar
methods have been developed for the underwriting of
specific Property & Casualty risks, while maintaining the
principle of local decision-making based on a documented
approval procedure. The profitability analysis framework
has been adapted to the Property & Casualty business, and
special efforts have been made to formalize the quantitative requirements.

Exposure analysis
A uniform Group-wide framework for quantifying all risks
has been developed by GRM using stochastic modeling
tools factoring in asset and insurance risks. This framework includes pricing control systems used by insurance operations as part of their product development process, such as those
described in the previous section.

This type of analysis quantifies and demonstrates the
benefits of the diversification created by AXA's wide range
of businesses and regional operations.

In addition to these exposure analyses, additional studies
are undertaken to model Life & Savings risks (mortality,
longevity, long-term care etc.).

In the Life & Savings business, therefore, the aforementioned tools allow mortality/longevity risks to be analyzed on a
multi-country basis. The AXA Group regularly monitors

its exposure to these risks. It uses the results of its work to enhance the structure of its product ranges and its
reinsurance coverage.

Definition of reinsurance requirements and analysis
of underwriting
Reinsurance purchasing is an important part of the Group's
insurance activities and risk management. For the Property
& Casualty and Life & Savings operations, reinsurance
programs are set up as follows:

- Reinsurance placement is mainly handled centrally by
AXA Cessions. Prior to ceding risks, in-depth actuarial
analyses and modeling are conducted on each portfolio
by AXA Cessions and GRM to optimize the quality and
cost of reinsurance cover. These analyses are performed
in collaboration with the technical and reinsurance
departments of Group operational entities. They measure
frequency risks as well as specific severity risks (natural
catastrophe, storms, flooding, earthquakes). They
provide guidance for determining the most appropriate
reinsurance cover (retention levels and scope of cover)
for each portfolio and for each type of risk in accordance
with objectives and capital allocation constraints.

Estimates of catastrophic risks are carried out on the
basis of several pieces of modeling software available in
the market. Although these softwares are vital to allow
objective discussions with reinsurers, it is regularly assessed within GRM and adjusted to the specific features of AXA's
portfolio. Experience shows that these softwares give
imperfect estimates of real exposure, and can underestimate
some important factors such as inflation following a major
catastrophe or the effects of climate change. In addition,
it does not factor in risks relating to legal developments
requiring an insurer retrospectively to cover a risk that it believed it had excluded from its policies.

Since 2006, this work has been extended to the Life &
Savings business based on the same procedures as in the
Property & Casualty business. Certain entities now arrange
reinsurance partially through AXA Cessions, which has set
up a retention pool protected by Group covers placed on the
Reinsurance Market.

IMPLEMENTATION OF
THE REINSURANCE STRATEGY:
ROLE OF AXA CESSIONS

After analysis work, the Group's various operating subsidiaries place their reinsurance requirements with AXA Cessions.
However, only a small part of most treaties is placed directly in the reinsurance market. Most risk is combined at the AXA
Cessions level to form internal Group reinsurance pools by
line of business.

The retention rate and coverage applied to these pools
are designed to protect the Group effectively at low cost.
Coverage is arranged through the reinsurance market or
directly in the financial market through securitization (cat bonds).

In 2007, four pools were managed by AXA Cessions :

-  Property (Catastrophe and per risk + Personal Accident).

-  General Liability.

-  Marine.

-  Life.

For the motor liability segment, AXA Cessions has arranged
Group protection for all entities.

All local entities' ceding reinsurance are collectively protected by this Group coverage. The net financial results of this Group protection are then retroceded to these entities.

Finally, in addition to the analyses described above, AXA
regularly monitors its exposure to its main reinsurers, as
described in the section relating to credit risk management.

PROPERTY & CASUALTY RESERVES

In addition to controlling upstream risks through prior
product approval and analyzing the reinsurance strategy,
the Property & Casualty businesses specifically monitor
reserve risks. Reserves have to be booked for claims as
they are incurred or reported. These reserves are measured
individually for each file by the claims departments.

Additional reserves for incurred but not reported (IBNR)
claims, along with reserves not enough reserved (IBNER
-  incurred but not enough reported) are also booked.
Various statistical and actuarial methods are used in these
calculations. Calculations are initially carried out locally by the technical departments in charge, and are then reviewed
by local risk management teams.

GRM has an annual review program to ensure the validity and
coherence of the models used within the Group, in accordance with actuarial principles and accounting rules in force.

The Group's methods are based on applicable accounting
and actuarial standards as well as internal and industry best practice.

Actuaries in charge of assessing reserves for claims payable do not use a single method but a selection of approaches
such as:

-  Methods based on the development of claims (paid or
incurred) using triangulation methods (e.g. chain ladder
and link ratio) for which past experience is applied to
each loss occurrence or underwriting year, in order to
make reserves projections until their estimated final
development.

-  Methods based on claims ratios (such as the ultimate
claims ratio or the additional claims ratio).

-  Hybrid methods (such as Bornhuetter-Ferguson and Cape
Cod).

-  Methods based on frequency and severity estimates.

The analysis is segmented differently depending on
product type, geographical location, distribution channel,
local regulation and other factors, in order to obtain a
homogeneous claims base and ensure an appropriate analysis
of reserves.

Assumptions depend on available data relating to reported
losses at the time of the estimates, as well as local regulations, claims management procedures, pricing, underwriting
information and the type of activities and claims (coverage
type, attritional or major claims, recent or old occurrence).

They also depend on economic, social and environmental
factors, as well as on the legislative and political context, which are important variables in terms of reserves. Assumptions
are made following discussions with claims managers, pricing actuaries, underwriters and other specialised departments.
These discussions lead to the definition of reasonable
estimate ranges.

However, it must be kept in mind that estimates are based
mainly on assumptions that may prove different from
subsequent experience, particularly in the event of changes
in the economic environment (e.g. a rise in inflation), in the legal environment (case law) and in the social environment
(class action suits), and especially if they affect the Group's main portfolios simultaneously.

> 4.2 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK AND RISK FACTORS

Credit Risk

Information in this section (except the Credit Derivatives
pie chart) should be read in conjunction with note 4 to the
Consolidated Financial Statements included in Part V of this
Annual Report and is covered by the Statutory Auditor's
Report on the Consolidated Financial Statements.

Counterparty credit risk is defined as the risk that a third party in a transaction will default on its commitments. Given the nature of its core business activities, AXA monitors two major types of counterparties, using methods suitable to
each type:

-  Investment portfolios held by the Group's insurance
operations (excluding assets backing separate-account
products where the financial risk is borne by policyholders)
as well as by banks and holding companies. These portfolios
give rise to counterparty risk through the fixed maturities
and derivative products held within them.

-  Receivables from reinsurers resulting from reinsurance
ceded by AXA.

At December 31, 2007, the breakdown of the fixed maturity portfolio (€303.2 billion) by credit rating category was as follows:

INVESTED ASSETS

AXA has a database consolidating the Group's listed assets
and analyzing them by issuer, credit rating, sector and
geographic region, in order to assess the risk of concentration in its equity and fixed maturity portfolios. This database
allows AXA to monitor exposure to the default risk of a given issuer, particularly through holding its fixed maturities. It also allows the monitoring of equity exposure.

As regards fixed maturity issues, total issuer-specific
exposure limits are set at Group level and at the level of each subsidiary. These limits depend on the issuer's risk, assessed via its credit rating and type (corporate, government,
stateowned companies and agencies).

These tools allow GRM to ensure compliance with limits. The
ALM Supervisory Committee is regularly kept informed of
the work performed.

These tools also enable coordinated contingency measures
to be taken for the most sensitive counterparties.

At December 31, 2006, the breakdown of the fixed maturity
portfolio (€298.3 billion) by rating was: 40% in AAA, 26%
in AA, 22% in A, 9% in BBB, 1% in BB and lower, and 1% in
other.

At December 31, 2005, the breakdown of the fixed maturity
portfolio (€241.0 billion) by rating was: 41% in AAA, 23% in
AA, 22% in A, 10% in BBB, 1% in BB and lower, and 3% in
other.

Credit risk diversification and analysis policies, particularly using credit ratings, are implemented by investment
departments and monitored by Risk Management teams.

CREDIT DERIVATIVES

The AXA Group, as part of its investment and credit risk
management activities, may use strategies that involve credit derivatives (Credit Default Swaps or CDS), which are mainly
used as an alternative to corporate bond portfolios when
coupled with government bonds.

At December 31, 2007, the nominal amount of positions
taken through credit derivatives was €19.5 billion including
€4 billion of CDSs held though CDOs and €15.5 billion (or
€13.7 billion net of hedges) of CDSs.

For these €13.7 billion CDSs, the credit risk taken by the AXA
Group through these instruments is included in analyses of
bond portfolios as described in the previous section. Limits applied to issuers take into account these credit derivative positions.

The breakdown of these CDS's underlying bonds by rating
(resulting from management information) is as follows:

Credit risk relating to CDOs is monitored separately,
depending on the tranches held, and regardless of the type
of collateral (bonds or credit derivatives). Note that the CDOs are consolidated in AXA's balance sheet, in line with IFRS
rules, even though AXA's investments in these CDO's assets
are limited.

ASSET BACKED SECURITIES
BY UNDERLYING TYPE OF ASSET
(excluding Collateralized Mortgage
Obligations (CMOs))

At December 31 2007, the total amount of ABS (excluding
CMOs) was €16.2 billion and the economic breakdown was
as follows:

At December 31, 2007, AXA's invested assets included an
exposure to US subprime residential and Alt A mortgage
loans of approximately €1.6 billion (84% equaling or above
AA rating and 54% estimated policyholders' participation).

The analysis by rating of the ABS portfolio was as follows
and shows that 70% were AAA & AA.

The negative mark-to-market evolution of the ABS assets
over the year 2007 was evaluated at €-1.5 billion (of which
€-0.7 billion was in the income statement and €-0.8 billion was in shareholders' equity), or €-0.6 billion net of policyholders participation, tax and VBI/DAC reactivity, of which €-0.3 billion was in the income statement and €-0.3 billion was in
shareholders' equity.

MONOLINES

As at December 31, 2007, the direct general account
(excluding the UK With-Profits) exposure to Monolines was
insignificant and the indirect general account (excluding the
UK With-Profits) exposure (bonds enhanced by Monoline
reinsurers) was €379 million (of which €128 million Ambac
and €162 million MBIA).

Note that MBIA reinsures 100% of all credit insurance risks
(excluding cumulative losses between $0 and $13 million
(ca 0.12%) and between $110 and $200 million (ca 1.05%
and 1.9%) reinsured to other third party reinsurers) on
a diversified portfolio of wrapped US municipal bonds
underwritten by AXA RE (prior to its run-off).
The main characteristics of this portfolio are :

-  5,000+ different issues (83% AA & A, all investment grade)
with aggregate principal amount of approximatively €7
billion,

-  Portfolio underwritten between 1998 and 2004,

-  No default since inception.

RECEIVABLES FROM REINSURERS:
RATING PROCESSES AND FACTORS

To manage the risk of reinsurer insolvency, a Security
Committee is in charge of assessing reinsurer quality and
acceptable commitments. The committee is under GRM's
authority and is run by AXA Cessions. This risk is monitored to avoid any excessive exposure to a specific reinsurer. The security committee meets monthly - and more frequently
during renewal periods - and decides on any action to be
taken with the aim of limiting AXA's exposure to the risk of default by any of its reinsurers.

Furthermore, AXA summarizes and analyzes its exposure
to all reinsurers by factoring in all positions with reinsurers
(claims, premiums, reserves, deposits, pledges and security
deposits).

The Group's top 50 reinsurers accounted for 78% of
reinsurers' share of insurance and investment contract
liabilities in 2007.

The breakdown of all reserves ceded to reinsurers by
reinsurer rating at December 31, 2007 (€11.3 billion) is as
follows, taking into account only the ratings of these top 50 reinsurers:

At December 31, 2006, the breakdown of reserves ceded
to reinsurers (€12.0 billion) by reinsurer rating was: 11% in
AAA, 30% in AA, 15% in A, 2% in BBB/BB/B, 17% in Paris Ré
(reserves ceded to Paris Ré as part of the AXA RE disposal,
which were not split by ratings at the end of 2006), and 25%
in other.

The "other" caption relates to reserves ceded to reinsurance pools, reserves ceded to reinsurers with which the AXA Group does limited business (not in the top 50) and reinsurers not rated by the main rating agencies.

> 4.2 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK AND RISK FACTORS

Operational risks

GENERAL PRINCIPLES

Guided by the principles set forth by the Basel Committee
on banking supervision, AXA defines operational risk as the
risk of loss resulting from inadequate or failed processes,
people or systems. This inadequacy or failure may come from
internal or external causes.

Responsibility for managing day-to-day operational risks
lies mainly with subsidiaries, which are best positioned to
take the appropriate measures to mitigate the risks facing
their organizations. However, AXA has defined a Group
framework for identifying, guantifying and monitoring the
main operational risks involving the deployment of a common
system.

AXA has classified its operational risks as follows:

-  Internal fraud.

-  External fraud.

-  Employment practices & workplace safety.

-  Clients and business practices.

-  Damage to physical assets.

-  Business disruption and system failures.

-  Execution, products, delivery and process management.

On this basis, AXA develops quantification methods to
estimate the capital allocation needed to cover operational
risks based on models inspired by those proposed by the
Basel Committee for banking supervision.

PROFESSIONAL ETHICS

AXA adopted the AXA Group Compliance and Ethics Guide
("the Guide") in February 2004. The Guide was updated in
2006. It defines rules for day-to-day professional conduct.
The Guide covers a variety of matters including specific
rules concerning conflicts of interest, transactions involving
AXA securities and those of its listed subsidiaries, anti
money laundering, confidentiality and control of sensitive
information, and data protection and storage.

MONEY LAUNDERING AND
TERRORIST FINANCING RISK

AXA is firmly committed to combating money laundering
and terrorist financing. This commitment is enshrined in
a charter first drawn up in 2002, which was approved by
the Management and Supervisory Boards. In line with this
charter, each entity is required to introduce procedures

based on certain general principles, on top of applicable local regulations, and to appoint an anti-money laundering officer.
The "know your customer" principle is crucial in this respect, and is fundamental to all transactions. The Group Charter
is reviewed and adjusted on a regular basis by taking into
account international legal and regulatory developments.

REGULATORY RISKS

For the regulatory environment in which AXA operates
including regulatory risks, please see "Additional factors
which may affect AXA's business" in Part II (Section 2.2) of this Annual Report.

LEGAL AND ARBITRATION
PROCEEDINGS

Please see Part V - Note 30 "Litigation" of this Annual
Report.

SOCIAL AND ENVIRONMENTAL RISKS

With respect to its employment practices, AXA's key challenge is to retain employees and position itself as an employer that is able to attract top talent.

Environmental risks are limited because AXA's core business
activities are generally non-polluting.

INSURANCE COVER

The AXA Group's general policy concerning
the insurance of transferable risks
In general, AXA Group's purchasing of insurance is
decentralized as far as possible. However, internal Group
solutions are used wherever practical. Subsidiaries are
responsible for identifying risks and purchasing their own
insurance, such as property damage and public liability
insurance according to the local exposures and market
conditions.

As part of the general governance priniciples, subsidiaries
may arrange protection with external insurers or with an
internal AXA Group insurer. AXA Cessions maintains an
inventory of local insurance contracts.

AXA Cessions is mandated to buy certain types of group-wide
insurance coverage for risks shared by all entities. These
policies, covering directors and officers' liability, professional liability and fraud, are set out below.

Exposure to common risks and group-wide insurance
programs
Group-wide insurance programs cover all AXA Group entities
with the exception of AXA Asia Pacific Holdings and AXA
Financial and their subsidiaries, who traditionally arrange
cover within their local market.

AXA Group insurance programs are designed to meet the
specific requirements of a large financial institution in its main businesses of insurance, banking, assistance, investment, and asset management.

The Group Insurances are reviewed annually to ensure that
AXA has achieved the market's best terms, conditions, rates, limits and overall protection. The insurers used by the Group are acknowledged international leaders. The financial solidity of each insurer is checked and approved according to AXA
Group standards.

All AXA Group programs are arranged through AXA Cessions
in consultation with local entities and the approval of the
Management Board.

For the policy year 2007-2008, the total cost for Directors
and Officers Liability, Professional Indemnity and Fraud
Insurance equalled appoximately €9.2 million, excluding
taxes and commissions.

4.3 Certain Financial Information

Please see Part V "Consolidated Financial Statements" of
this Annual Report.

LEGAL PROCEEDINGS

Please see Part V - Note 30 "Litigation" of this Annual
Report.

DIVIDEND POLICY

The Company has paid dividends on its ordinary shares in
each of the past five years. The Company pays dividends
in Euro. Future dividends will depend on AXA's earnings,
financial condition and other factors. Proposals for dividend payments are made at the discretion of the Management
Board, subject to prior approval by the Supervisory Board,
and are submitted for final approval to AXA's shareholders
at their Annual General Meeting.

AXA determines its dividend policy on the basis of its
adjusted earnings minus interest charges on perpetual debt,
and currently intends to distribute 40 to 50% of that sum
on a recurrent basis.

For further information on the dividends declared and
paid in the most recent five years and on the Company's
dividend policy, see Part II "The AXA Group: Our global
business operations, recent financial performance and
financial condition", "Dividends" Section and Part VI "Certain additional information", "Dividends" Section of this Annual
Report.

SIGNIFICANT CHANGES

For a description of certain developments since the date
of the annual financial statements included in this Annual
Report, please see Part V - Note 29 "Subsequent events"
of this Annual Report.

PART V

CONSOLIDATED
FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET	198

CONSOLIDATED STATEMENT OF INCOME	201

CONSOLIDATED STATEMENT OF CASH FLOWS	202

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE FOR THE PERIOD	204

Note 1: Accounting principles

Note 2: Scope of consolidation

Note 3: Segmental information

Note 4: Financial and insurance risk management

Note 5: Goodwill

Note 6: Value of purchased life business inforce

Note 7: Deferred acquisition costs and equivalent

Note 8: Other intangible assets

Note 9: Investments

Note 10: Investments in associates consolidated by equity method

Note 11: Receivables

Note 12: Cash and cash equivalents

Note 13: Shareholders' equity, minority interests and other equity

Note 14: Liabilities arising from insurance and investment contracts

Note 15: Provisions for risks and charges

Note 16: Financing debt

Note 17: Payables

Note 18: Tax

Note 19: Derivative instruments

Note 20: Revenues by segment and net revenues from banking activities

Note 21: Net investment result excluding financing expenses

Note 22: Net result of reinsurance ceded

Note 23: Financing debt expenses

Note 24: Expenses by type

Note 25: Employees

Note 26: Net income per ordinary share

Note 27: Related-party transactions

Note 28: Contingents assets and liabilities and unrecognized contractual commitments

Note 29: Subsequent events

Note 30: Litigation

Report of Statutory Auditors on the consolidated financial statements

205 218 225 232 233 240 241 244 247 267 269 270 271 282 298 300 303 308 316 334 340 344 345 346 348 364 366 368 372 373 376

> CONSOLIDATED FINANCIAL STATEMENTS

Consolidated balance sheet

ASSETS

				(in Euro million)
Notes		December 31, 2007	December 31, 2006 Restated(i)	December 31, 2005 Restated (h)
5	Goodwill	16,308	16,101	13,559
6	Value of purchased business in force(a)	4,373	5,030	2,623
7	Deferred acquisition costs and equivalent(b)(h)	16,757	15,896	14,767
8	Other intangible assets	3,288	2,350	1,074
	Intangible assets	40,726	39,377	32,023
	Investments in real estate property	16,182	18,625	12,810
	Invested financial assets(c)	360,051	358,718	286,647
	Loans(d)	25,177	28,860	18,332
	Assets backinq contracts where the financial risk is borne by policyholders(e)	182,827	176,562	141,410
9	Investments from insurance activities	584,237	582,765	459,200
9	Investments from banking and other activities	13,703	16,295	10,084
10	Investments in associates - equity method	147	144	208
	Reinsurers' share in insurance and investment contracts liabilities	11,315	12,038	9,087
	Tanqible assets	1,470	1,727	1,247
	Other lonq-term assets(f)	564	456	281
	Deferred policyholders' participation asset	965	460	-
18	Deferred tax asset	3,151	3,198	3,757
	Other assets	6,150	5,840	5,285
	Receivables arising from direct insurance and inward reinsurance operations	12,140	11,873	9,713
	Receivables arising from outward reinsurance operations	913	805	888
	Receivables arising from banking activities	17,260	14,063	12,818
	Receivables - current tax	1,314	989	806
	Other receivables(g)	15,658	18,919	14,358
11	Receivables	47,285	46,648	38,585
	Assets held for sale including discontinued operations	680	3,333	102
12	Cash and cash equivalents	18,684	21,169	21,402
	TOTAL ASSETS	722,927	727,609	575,974

All financial amounts are shown net of derivatives impact (please refer to note 19).

(a) Amounts gross of tax.

(b) Amounts gross of unearned revenue reserves and unearned fee reserves.

(c) Financial assets excluding loans and assets backing contracts where the financial risk is borne by policyholders. Includes fixed maturities, equities, controlled and non controlled investment funds.

(d) Includes policy loans.

(e) Includes assets backing contracts where the financial risk is borne by policyholders with Guaranteed Minimum features.

(f) Includes long-term assets, i.e. when maturity is above 1 year.

(g) Includes short-term assets, i.e. when maturity is below 1 year.

(h) As described in note 1.12.2, the adoption in 2006 of FRS27 in the United Kingdom led to adjustments to 2005. The effect of these adjustments is set out in note 14.

(i) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group has adjusted certain items impacting the allocation of Winterthur purchase price.

LIABILITIES

				(in Euro million)
Notes		December 31, 2007	December 31, 2006 Restated(k)	December 31, 2005 Restated(h)
	Share capital and capital in excess of nominal value	21,080	22,670	18,120
	Reserves and translation reserve(j)	18,896	19,471	14,087
	Net income for the period(j)	5,666	5,085	4,318
	Shareholders' equity - Group share	45,642	47,225	36,525
	Minority interests	3,272	2,940	2,763
13	Total minority interests and shareholders' equity	48,913	50,166	39,288
	Liabilities arising from insurance contracts(h)	310,709	323,361	247,717
	Liabilities arising from insurance contracts where the financial risk is borne by policyholders(d)	113,654	108,984	92,888
	Total liabilities arising from insurance contracts(b)	424,363	432,345	340,605
	Liabilities arising from investment contracts with discretionary participating features(h)	40,121	32,606	33,267
	Liabilities arising from investment contracts with no discretionary participating features	1,452	1,121	926
	Liabilities arising from investment contracts where the financial risk is borne by policyholders(c)	69,587	67,673	48,549
	Total liabilities arising from investment contracts(b)	111,161	101,399	82,742
	Unearned revenue and unearned fee reserves(h)	2,232	2,080	1,726
	Liabilities arising from policyholders' participation(d)(h)	19,322	24,940	23,284
	Derivatives relating to insurance and investment contracts	(187)	(163)	(148)
14	Liabilities arising from insurance and investment contracts	556,892	560,602	448,208
15	Provisions for risks and charges	8,654	8,845	8,761
	Subordinated debt(j)	6,146	5,563	5,073
	Financing debt instruments issued	4,535	3,688	2,817
	Financing debt owed to credit institutions	175	95	17
16	Financing debt(e)	10,856	9,347	7,906
18	Deferred tax liability(h)	5,534	6,861	7,338
	Minority interests of controlled investment funds and puttable instruments held by minority interests holders(f)	7,751	7,224	5,115
	Other debt instruments issued and bank overdrafts(g)(i)	6,260	8,711	8,411
	Payables arising from direct insurance and inward reinsurance operations	7,033	7,947	4,680
	Payables arising from outward reinsurance operations	6,024	5,849	3,507
	Payables arising from banking activities(g)(i)	18,713	16,992	12,083
	Payables - current tax	2,394	2,055	1,382
	Derivatives relating to other financial liabilities	140	124	303
	Other payables	43,693	41,074	28,993
17	Payables	92,008	89,976	64,473
	Liabilities held for sale including discontinued operations	70	1,812	-
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	722,927	727,609	575,974

(a) Also includes liabilities arising from contracts with Guaranteed Minimum features.

(b) Amounts shown gross of reinsurers' share in liabilities arising from contracts.

(c) Liabilities arising from investment contracts with discretionary participating features and investment contracts with no discretionary participating features where the financial risk is borne by policyholders.

(d) Also includes liabilities arising from deferred policyholders' participation.

(e) Financing debt amounts are shown net of effect of derivative instruments (please refer to note 19).

(f) Mainly comprises minority interests of controlled mutual funds puttable at fair value - also includes put options granted to minority shareholders.

(g) Includes effect of derivative instruments (please refer to note 19).

(h) As described in note 1.12.2, the adoption in 2006 of FRS 27 in the United Kingdom led to adjustments to 2005. The effect of these adjustments is set out in note 14.

(i) From January 1, 2006 on, liabilities relating to securities sold under repurchase agreements in the Belgian banking business have been presented as payables resulting from banking operations instead of debt instruments issued (other than financing debts) and bank overdrafts. The amount at stake at December 31, 2005, was €3,242 million,

(j) As described in note 1.11.2, perpetual subordinated notes were reclassified under shareholders' equity in 2006 with retrospective application to 2005. Details are provided in note 13.

(k) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group has adjusted certain items impacting the allocation of Winterthur purchase price.

LIABILITIES

			(in Euro million)
	December 31, 2007	December 31, 2006 Restated(k)	December 31, 2005 Restated(h)
Liabilities arising from insurance contracts where the financial risk is borne by policyholders	113,654	108,984	92,888
Liabilities arising from investment contracts where the financial risk is borne by policyholders	69,587	67,673	48,549
Total Liabilities arising from contracts where the financial risk is borne by policyholders	183,241	176,657	141,437
Liabilities arising from insurance contracts(h)	310,709	323,361	247,717
Liabilities arising from investment contracts with discretionary participating features(h)	40,121	32,606	33,267
Liabilities arising from investment contracts with no discretionary participating features	1,452	1,121	926
Total Liabilities arising from insurance and investment contracts	352,283	357,088	281,910

(h) As described in note 1.12.2, the adoption in 2006 of FRS 27 in the United Kingdom led to adjustments to 2005. The effect of these adjustments is set out in note 14.

(k) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group has adjusted certain items impacting the allocation of Winterthur purchase price.

> CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement
of income

CONSOLIDATED STATEMENT OF INCOME

			(In Euro million except EPS in euros)
Notes		December 31, 2007	December 31, 2006(l)	December 31, 2005 Restated(k)(l)
	Gross written premiums	86,116	71,299	65,196
	Fees and charges relating to investment contracts with no participating features	740	608	509
	Revenues from insurance activities	86,857	71,907	65,705
	Net revenues from banking activities	336	376	428
	Revenues from other activities(a)	6,441	5,684	4,731
20	Total revenues	93,633	77,966	70,865
	Change in unearned premiums net of unearned revenues and fees(k)	(612)	(452)	(472)
	Net investment income(b)	17,470	14,184	13,681
	Net realized investment gains and losses(c)	5,264	4,225	3,506
	Change in fair value of financial instruments at fair value through profit and loss(j)	4,084	14,338	15,715
	Change in financial instruments impairment(d)	(927)	(192)	(208)
21	Net investment result excluding financing expenses	25,891	32,555	32,693
	Technical charges relating to insurance activities(e)(k)	(89,590)	(83,877)	(80,614)
22	Net result from outward reinsurance	(1,047)	(1,450)	(125)
	Bank operating expenses	(57)	(78)	(61)
24	Acquisition costs(f)(k)	(8,705)	(7,108)	(6,453)
	Amortization of the value of purchased business in force	(357)	(274)	(557)
24	Administrative expenses	(10,462)	(8,705)	(8,501)
	Change in tangible assets impairment	2	18	(3)
	Change in goodwill impairment and other intangible assets impairment(i)	(148)	(12)	(70)
	Other income and expenses(g)	(397)	(518)	(78)
	Other operating income and expenses	(110,760)	(102,004)	(96,462)
	Income from operating activities before tax	8,152	8,066	6,623
10	Income arising from investments in associates - Equity method	13	34	20
23	Financing debts expenses(h)(j)	(471)	(473)	(480)
	Operating income before tax	7,695	7,626	6,163
18	Income tax(j)(k)	(1,783)	(1,991)	(1,454)
	Net operating result	5,911	5,635	4,709
	Result from discontinued operations net of tax	480	123	97
	Net consolidated income	6,391	5,758	4,806
	Split between :
	Net income Group share	5,666	5,085	4,318
	Minority interests share in net consolidated result	725	673	488
26	Earnings per share	2.77	2.61	2.25
	Fully diluted earnings per share	2.75	2.56	2.22

(a) Excludes insurance and banking activities.

(b) Net of investment management costs.

(c) Includes impairment releases on invested assets sold.

(d) Excludes impairment releases on invested assets sold.

(e) Includes changes in liabilities arising from insurance contracts and investment contracts (with or without participating features) where the financial risk is borne by policyholders for an amount of €7,476 million euro as a balancing entry to the change in fair value of financial instruments at fair value through profit and loss (€15,158 million in 2006 and €13,589 million in 2005).

(f) Includes acquisition costs and change in deferred acquisition costs relating to insurance contracts and investment contracts with discretionary participating features as well as change in net rights to future management fees relating to investment contracts with no discretionary participating features.

(g) Notably includes financial charges in relation to other debt instruments issued and bank overdrafts.

(h) Includes net balance of income and expenses related to derivatives on financing debt (however excludes change in fair value of these derivatives).

(i) Includes change in goodwill impairment, negative goodwill, as well as amortization and impairment of intangible assets created during business combinations.

(j) As described in note 1.11.2, perpetual subordinated notes were reclassified under shareholders' equity in 2006 with retrospective application to 2005. Details are provided in note 13.

(k) As described in note 1.12.2, the adoption in 2006 of FRS 27 in the United Kingdom led to adjustments to 2005. The effect of these adjustments is set out in note 14.

(I) As described in note 1.10, the contribution of discontinued operations is stated on a separate line of the income statement.

> CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement
of cash flows

		(in Euro million)
	December 31, 2007	December 31, 2006(n)	December 31, 2005(n)
Operating income before tax(l)(m)	7,695	7,626	6,163
Net amortization expense(b)	855	508	816
Change in goodwill impairment	4	12	70
Net change in deferred acquisition costs and equivalent	(1,911)	(1,371)	(1,518)
Net increase / (write back) in impairment on investments, tangible and other intangible assets	963	174	212
Change in fair value of investments and financial instruments accounted for at fair value through profit and loss	(4,547)	(14,085)	(15,567)
Net change in liabilities arising from insurance and investment contracts(c)	22,940	28,567	30,892
Net increase / (write back) in other provisions(d)	26	59	(23)
Income arising from investments in associates - Equity method	(13)	(34)	(20)
Adjustment of non cash balances included in the operating income before tax	18,317	13,829	14,862
Net realized investment gains and losses	(6,257)	(4,733)	(3,872)
Financing debt expenses	471	473	480
Adjustment of balances included in operating income before tax for reclassification to investing or financing activities	(5,786)	(4,260)	(3,392)
Dividends recorded in profit and loss during the period	(2,543)	(2,014)	(1,765)
Interests paid & received recorded in profit and loss during the period	(16,237)	(13,210)	(12,702)
Adjustment of transactions from accrued to cash basis	(18,780)	(15,224)	(14,468)
Net cash impact of deposit accounting	1,474	199	1,201
Dividends and interim dividends collected	2,737	1,973	1,784
Interests collected	18,155	14,232	12,901
Change in operating receivables and payables(e)	(1,978)	2,823	(1,058)
Net cash provided by other assets and liabilities(f)	(1,528)	(1,711)	(676)
Tax expenses paid	(2,292)	(1,620)	(1,078)
Other operating cash impact and non cash adjustment(l)	1,401	1,294	165
Net cash impact of transactions with cash impact not included in the operating income before tax	17,967	17,188	13,239
NET CASH PROVIDED BY OPERATING ACTIVITIES	19,413	19,160	16,404

Purchase of subsidiaries and affiliated companies, net of cash acquired	(3,275)	(6,850)	(1,583)
Disposal of subsidiaries and affiliated companies, net of cash ceded(k)	2,735	117	930
Net cash related to changes in scope of consolidation	(540)	(6,732)	(653)
Sales of fixed maturities(f)	72,633	66,798	70,186
Sales of equities and non controlled investment funds(f)(g)	34,258	18,890	18,605
Sales of investment properties held directly or not(f)	2,802	2,104	948
Sales and/or repayment of loans and other assets(f)(h)	35,262	19,500	11,838
Net cash related to sales and repayments of financial assets(f)(g)(h)	144,955	107,292	101,578
Purchases of fixed maturities(f)	(88,785)	(83,789)	(79,293)
Purchases of equity securities and non consolidated investment funds(f)(g)	(33,114)	(19,829)	(18,650)
Purchases of investment properties held directly or not(f)	(1,292)	(1,575)	(991)
Purchases and/or issues of loans and other assets(f)(h)	(44,917)	(27,574)	(20,688)
Net cash related to purchases and issuance of financial assets(f)(g)(h)	(168,108)	(132,768)	(119,622)
Sales of tangible and intangible assets	174	130	225
Purchases of tangible and intangible assets	(486)	(294)	(214)

		(in Euro million)
	December 31, 2007	December 31, 2006(n)	December 31, 2005(n)
Net cash related to sales and purchases of tangible and intangible assets	(312)	(164)	11
Increase in collateral payable/ Decrease in collateral receivable	5,766	9,714	7,720
Decrease in collateral payable / Increase in collateral receivable	(289)	(3,355)	(1,666)
Net cash impact of assets lending / borrowing collateral receivables and payables	5,477	6,359	6,054
Other investing cash impact and non cash adjustment	(15)	(34)	(401)
NET CASH PROVIDED BY INVESTING ACTIVITIES	(18,543)	(26,047)	(13,033)

Issuance of equity instruments(i)	2,547	8,600	652
Repayments of equity instruments(i)(l)	(1,046)	(34)	(517)
Transactions on treasury shares	(1,913)	(305)	(512)
Dividends payout	(2,714)	(2,124)	(1,308)
Interests on perpetual debt paid (l)	(421)	(166)	(157)
Net cash related to transactions with shareholders	(3,547)	5,971	(1,842)
Cash provided by financial debt issuances	1,112	1,406	301
Cash used for financing debt repayments	(179)	(352)	(2,557)
Interests on financing debt paid(i)(l)	(554)	(539)	(568)
Net cash related to Group financing	379	515	(2,823)
Other financing cash impact and non cash adjustment	4	8	(32)
NET CASH PROVIDED BY FINANCING ACTIVITIES	(3,164)	6,494	(4,698)

NET CASH PROVIDED BY DISCONTINUED OPERATIONS	105	242	(72)

Cash and cash equivalents as at January 1(a)	19,831	20,640	21,830
Net cash provided by operating activities	19,413	19,160	16,404
Net cash provided by investing activities	(18,543)	(26,047)	(13,033)
Net cash provided by financing activities	(3,164)	6,494	(4,698)
Net cash provided by discontinued operations	105	242	(72)
Impact of change in scope on cash and cash equivalent	43	(7)	138
Net impact of foreign exchange fluctuations and reclassification on cash and cash equivalents	(494)	(649)	71
Cash and cash equivalents as at December 31(a)	17,192	19,831	20,640

(a)   The "Cash and cash equivalents" balances shown in the statement of consolidated cash flows do not include cash balances of consolidated investment funds from the Satellite Investment Portfolio (see note 1.7.2). As described in note 1.19, the "Cash and cash equivalents" item in the statement of consolidated cash flows excludes cash backing contracts where the financial risk is borne by policyholders (unit-linked contracts). The effect on the 2006 cash flow statement is as follows :

- a €1,008 million decrease of the "Purchase of subsidiaries and affiliated companies, net of cash acquired" item corresponding to the cash backing unit-linked contracts of Winterthur entities acquired during the period;

- a €238 million increase of the "Sales and/or repayment of loans and other assets" item;

- a €350 million decrease of the "Purchases and/or issues of loans and other assets" item;

As a consequence of the three impacts detailed above, the "Net cash provided by investing activities" shows a decrease of €1,120 million.

The "Net impact of foreign exchange fluctuations and reclassification on cash and cash equivalents" item has also been decreased by €6,839 million.

The impact on the closing position of "Cash and cash equivalents" as at December 31, 2006 is a decrease of €7,959 million.

(b)   Includes the capitalization of premiums/discounts and related amortization as well as amortization of investment and owner occupied properties (held directly).

(c)   Includes the impact of reinsurance. This item also includes the change in liabilities arising from contracts where the financial risk is borne by policyholders.

(d)   Mainly includes changes in provisions for risks and charges, provisions for bad debts/doubtful receivables and change in impairment of assets held for sale.

(e)   Also includes changes relating to repository transactions and equivalent for banking activities.

(f)    Includes corresponding derivatives.

(g)   Includes non controlled investments funds and equities held directly or by consolidated funds.

(h) Also includes purchases and sales of assets backing contracts where the financial risk is borne by policyholders,

(i) Also includes issuance and repayments of perpetual debts.

(j) Includes the net cash impact of interest margins relating to hedging derivatives on financing debts.

(k) At December 31, 2007, this item includes the disposal of Winterthur's US Property & Casualty subsidiary and the disposal of the Netherlands operations.

(I) As described in note 1.11.2, perpetual subordinated notes have been transferred in 2006 from the "subordinated debt" item to the "shareholders' equity" item of the balance sheet, and are treated similarly to deeply subordinated notes. The effect on the 2005 cash flow statement of this reclassification is as follows:

- a €102 million increase in "Operating income before tax";

- a €515 million reclassification of repayments of perpetual subordinated notes from the "Cash used for financing debt repayments" item to "Repayments of equity instruments" items;

- a €157 million reclassification of interests paid on perpetual subordinated notes and deeply subordinated notes from the "Interests on financing debt paid" item to "Interests on perpetual debt paid" item.

(m) As described in note 1.19, the statement of consolidated cash flows now starts from "Operating income before tax", whereas it used to start from "income from operating activities, gross of tax expenses",

(n) As described in note 1.10, the contribution of discontinued operations is stated on a separate line of the income statement.

			(in Euro million)
	December 31, 2007	December 31, 2006	December 31, 2005
Cash and cash equivalents as at December 31	18,684	21,169	21,402
Bank overdrafts(a)	(1,493)	(1,338)	(762)
Cash and cash equivalents as at December 31(b)	17,192	19,831	20,640

(a) Included in "Other debt instruments issued and bank overdrafts".

(b) The "Cash and cash equivalents" balances shown in the statement of consolidated cash flows do not include cash balances of consolidated investment funds from the Satellite Investment Portfolio (see note 1.7.2). As described in note 1.19, the "Cash and cash equivalents" item in the statement of consolidated cash flows excludes cash backing contracts where the financial risk is borne by policyholders (unit-linked contracts).

> CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement
of recognized income and expense
for the period

			(in Euro million)
	December 31, 2007	December 31, 2006	December 31, 2005
Reserves relating to changes in fair value through shareholders' equity	(3,016)	(291)	2,420
Translation reserves	(1,571)	(969)	1,592
Employee benefits actuarial gains and losses through OCI	628	260	(418)
Net gains and losses recognized directly through shareholders' equity	(3,959)	(1,000)	3,594
Net income of the period	6,391	5,758	4,806
Total recognized income and expense for the period (SORIE)	2,433	4,758	8,400
Split between :
Group share in the total recognized income and expense for the period (SORIE)	1,942	4,198	7,683
Minority interests' share in the total recognized income and expense for the period (SORIE)	490	560	717
The presentational amendments of the consolidated statement of shareholders' equity which is now replaced by the statement of recognized income and expense for the period are explained in note 1.19.	The consolidated statement of shareholders' equity is presented in note 13.

> CONSOLIDATED FINANCIAL STATEMENTS

Notes to the consolidated
financial statements

NOTE 1 > ACCOUNTING PRINCIPLES

1.1. GENERAL INFORMATION

AXA SA, a French "Société Anonyme" (the "Company" and,
together with its consolidated subsidiaries, "AXA" or the
"Group"), is the holding (parent) company for an international financial services group focused on financial protection.
AXA operates principally in Europe, North America and
Asia-Pacific. The list of the main entities included in the
scope of the AXA's consolidated financial statements is
provided in Note 2 of the notes to the consolidated financial statements.

AXA operates in the following primary business segments:

- Life & Savings,

- Property & Casualty,

-  International Insurance,

- Asset Management,

- Banking.

AXA has its primary listing on Euronext Paris and has
been listed since June 25, 1996 on the New York Stock
Exchange.

The consolidated financial statements were finalized by the
Management Board on March 17, 2008 and examined by the
Supervisory Board on March 19, 2008.

1.2. GENERAL ACCOUNTING
PRINCIPLES

1.2.1. Basis for preparation
AXA's consolidated financial statements are prepared as at
December 31. However, certain entities within AXA have a
reporting year end that does not coincide with December 31,
in particular AXA Life Japan, which has a September 30
financial year end.

The consolidated financial statements were prepared in
accordance with IFRS standards and IFRIC interpretations
that were definitive and effective as at December 31, 2007,
as adopted by the European Commission before the balance
sheet date. However, the Group does not use the "carve out"
option to avoid applying all the hedge accounting principles required by IAS 39. As a consequence, the consolidated

financial statements also comply with IFRS as issued by the
Internationl Accounting Standards Board ("IASB").

Standards and interpretations published and effective
at January 1, 2007
IFRS 7 - Financial lnstruments:Disclosures and the amendment to IAS 1 - Capital Disclosures, both published in August 2005 and applicable from January 1, 2007, relate to additional
information provided in the notes to the full-year consolidated financial statements on the Group's financial instruments,
insurance contracts and capital. These two standards have
no impact on the Group's income or financial position.

The application of the following interpretations, as of January
1,2007, has no significant impact on the Group's consolidated financial statements:

IFRIC 7 - Applying the Restatement Approach under IAS 29
Financial Reporting in Hyperinflationary Economies.

IFRIC 8 - Scope of IFRS 2.

FRIC 9 - Reassessment of Embedded Derivatives, clarifies
whether a reassessment should be made regarding whether
an embedded derivative needs to be separated from the host
contract after the initial hybrid contract has been recognized.
IFRIC 9 concludes that reassessment is prohibited unless
there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required
under the contract, in which case reassessment is required.

IFRIC 10 - Interim Financial Reporting and Impairment states that impairment cannot be released when a company, in its
interim financial statements, has recognised a loss of value on goodwill, an unlisted equity instrument or a financial asset recognised at cost. This interpretation is consistent with the accounting principles previously applied by the Group.

Standards and interpretations published but not yet
effective
IFRS 8 - Operating Segments, published in November
2006 and applicable from January 1, 2009, replaces IAS 14
- Segment Reporting. The new standard requires disclosed
operating segments to be based on the segmentation used
in the entity's internal reporting, on the basis of which
operational heads allocate capital and resources to the
various segments and assess the segments' performance.

The standard requires the entity to explain the basis on
which segments are determined, and provide a reconciliation
between consolidated balance sheet and income statement
amounts. The standard is not expected to have a significant
impact on the Group's financial statements.

The amendment to IAS 23 - Borrowing Costs, published
on March 29, 2007 and applicable from January 1, 2009,
makes it compulsory to capitalise borrowing costs and
removes the option to expense these costs. The amendment
excludes eligible assets measured at fair value from the
revised standard's scope of application. This amendment is
not expected to have a significant impact on the Group's
consolidated financial statements.

The Group has not elected for early adoption of IFRIC 11 -
Group and Treasury Share Transactions, published on
November 2, 2006 and applicable to full-year reporting
periods starting on or after March 1, 2007. This IFRIC
addresses the application of IFRS 2 to share-based payment
arrangements in three cases. When an entity chooses or is
required to buy its own equity instruments to settle the
share-based payment obligation, the arrangement should
be accounted for as equity-settled share-based payment
transactions. When a parent grants employees of a subsidiary rights to its equity instruments, assuming the transaction is recorded as an equity-settled transaction in the consolidated financial statements, the subsidiary would also record the
transaction as an equity-settled transaction in its financial statements. When a subsidiary grants its employees rights
to equity instruments of its parent, the subsidiary should
record the transaction as a cash-settled share-based payment transaction. IFRIC 11 is effective for annual periods beginning on or after March 1, 2007. The impact of this interpretation on the consolidated financial statements is estimated to be
immaterial.

Revised IAS 1 - Presentation of financial statements, published on September 6, 2007 and applicable from January 1, 2009,
represents the first step in the lASB's comprehensive project on reporting financial information. The new standard requires to present all non-owner changes in equity either in one statement of comprehensive income or in two statements, to present
a statement of financial position (balance sheet) as at the
beginning of the earliest comparative period in a complete set of financial statements when the entity applies an accounting policy retrospectively or makes a retrospective restatement. It also requires to disclose income tax relating to each component of other comprehensive income and reclassification adjustments relating to components of other comprehensive income.
Finally, revised IAS 1 changes the titles of financial statements.
The standard is expected to have a limited impact on the
presentation of the Group's financial statements.

The Group has not elected for early adoption of IFRIC 14 -
IAS 19 - The Limit on a Defined Benefit Asset, Minimum
Funding Requirements and their Interaction, published on July
4,2007 and applicable to full-year reporting periods starting on or after January 1,2008. The impact of this interpretation on the consolidated financial statements is estimated to be
immaterial.

There are no standards or interpretations published by the
IASB and effective as at January 1,2007 or not yet effective, but not yet endorsed by the European Commission, which are
applicable to the Group.

Preparation of financial statements
The preparation of financial statements in accordance with
IFRS requires the use of estimates and assumptions. It requires a degree of judgment in the application of Group accounting
principles described below. The main balance sheet captions
concerned are goodwill (in particular impairment tests
described in section 1.6.1), the value of acquired business
in force, deferred acquisition costs and equivalent, certain assets accounted at fair value, liabilities relating to the
insurance business, pension benefit obligations and balances related to share-based compensation. The principles set out
below specify the measurement methods used for these
items. These methods, along with key assumptions where
required, are discussed in greater depth in the notes relating to the asset and liability items concerned where meaningful
and useful.

As recommended by IAS 1, assets and liabilities are generally classified globally on the balance sheet in increasing order of liquidity, which is more relevant for financial institutions than a classification between current and non-current items.
As for most insurance companies, expenses are classified by
destination in the income statement.

All amounts on the consolidated balance sheet, consolidated
statement of income, consolidated statement of cash flows,
consolidated statement of recognized income and expense for
the period and in the notes are expressed in Euro million, and rounded up to the nearest whole unit, unless otherwise stated.

1.2.2. First time adoption of IFRS
The AXA Group's transition date is January 1, 2004. The
Group prepared its opening IFRS balance sheet at that date.
The Group's IFRS adoption date is January 1, 2005.

The major options elected in accordance with IFRS 1 were
the following:

Purchase Accounting, goodwill and other intangibles
related to past business combinations performed prior
to January 1, 2004
AXA chose to not restate past business combinations based
on the option available in IFRS 1. As a result, past business combinations prior to January 1, 2004 are accounted for on a previous GAAP basis in the IFRS financial statements, except:

-  goodwill has been denominated in the functional currency
of the acquired entity under IFRS since January 1, 2004
(transition to IFRS), and

-  any item recognized under previous GAAP that did not
qualify for recognition as an asset or liability under IFRS
was reclassified into goodwill.

Currency Translation Differences
AXA elected the option to reset to zero all past cumulative
currency translation differences for all foreign operations
as of January 1, 2004.

Pension accounting
All cumulative past actuarial gains and losses on all employee benefit plans were recognized in retained earnings as of
January 1,2004.

The AXA's accounting policies have been consistently applied to all the periods presented in its financial statements, including policies relating to the classification and measurement of
insurance contracts, investment contracts and other financial assets and liabilities including derivatives.

1.3. CONSOLIDATION

1.3.1. Scope and basis of consolidation
Companies in which AXA exercises control are known as
subsidiaries. Control is the power to govern the financial and operating policies of a company so as to obtain benefits from its activities. Subsidiaries are fully consolidated from the date on which control is transferred to AXA. Control is presumed
to exist when AXA directly or indirectly holds more than 50%
of the voting rights. The existence and effect of potential
voting rights that are currently exercisable or convertible
are also considered when assessing whether AXA controls
another entity.

Entities that are controlled in substance, even without any
ownership interest, are also consolidated, as well as entities that are controlled in substance because of a specific statute or an agreement, even without any ownership interest. In
particular this relates to special purpose entities, such as securitization vehicles.

Companies over which AXA exercises a joint controlling
influence alongside one or more third parties are consolidated proportionately.

Companies in which AXA exercises significant long-term
influence are accounted under the equity method. Significant influence is presumed when AXA directly or indirectly holds
20% or more of the voting rights or, for example, when
significant influence is exercised through an agreement
with other shareholders. AXA's share of equity associates'
post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in
reserves is stated under "Other reserves".

Investment funds and real estate companies are either fully
consolidated or proportionately consolidated or accounted for under the equity method, depending on which conditions listed above they satisfy. For fully consolidated investment funds, minority interests are recognized at fair value and shown as liabilities in the balance sheet if the companies' instruments can be redeemed at any time by the holder at fair value.
Investment funds accounted by equity method are shown
under the balance sheet caption "Invested financial assets".

1.3.2.  Business combinations: purchase accounting
and goodwill including minority interests buyout
In accordance with the option made available by IFRS 1 -
First-time adoption of IFRS, business combinations prior to
2004 were not restated with respect to French accounting
principles in force at the time. The principles described below apply to the business combinations that occurred after
January 1,2004.

Valuation of assets acquired and liabilities assumed of
newly acquired subsidiaries and continqent liabilities
Upon first consolidation, all assets, liabilities and contingent liabilities of the acquired company are estimated at their

fair value. However as permitted by IFRS 4, liabilities related to life insurance contracts or investment contracts with
discretionary participating features are maintained at the
carrying value prior to the acquisition date to the extent that this measurement basis is consistent with AXA's accounting
principles. The fair value of acquired business in force
relating to insurance contracts and investment contracts
with discretionary participating features is recognized as
an asset corresponding to the present value of estimated
future profits emerging on acquired business in force at the date of acquisition (also referred to as value of acquired
business in force or VBI). The present value of future profits takes into consideration the cost of capital and is estimated using actuarial assumptions based on projections made at
purchase date but also using a discount rate that includes
a risk premium.

Investment contracts with no discretionary participating
features do not benefit from this exemption permitted by
IFRS 4 in phase I of the lASB's insurance project, i.e. the fair value of acquired liabilities is booked through the recognition of an asset corresponding to the value of acquired business
in force. Liabilities relating to investment contracts with no discretionary participating features are measured directly at fair value. In accordance with IAS 39, the fair value of these contracts cannot be less than surrender value when they
contain a demand feature.

Other intangible assets such as the value of customer
relationships are recognized only if they can be measured
reliably. The value of customer relationships intangible in this case represents the value of future cash flows expected from renewals and the cross-selling of new products to customers
known and identified at the time of the acquisition. These
projections include assumptions regarding claims, expenses
and financial revenues, or they can be estimated on the basis of the new business value. In line with accounting practices in force before the adoption of IFRS, which may continue to be
applied under IFRS 4, future premiums relating to acquired
business may be recognized in the "Value of purchased
business in force" item.

To the extent that these other intangible assets can be
estimated separately and reliably, they can also be measured by looking at the purchased marketing resources that will
allow to generate these future cash flows.

The nature of the intangible assets recognized is consistent with the valuation methods used when purchasing the
acquired entity.

In the context of a business combination, only restructuring costs that can be measured reliably and which correspond
to an existing liability of the acquired company prior to the acquisition date are included in restructuring provisions
recognized in the acquired company's balance sheet at
acquisition date.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at completion date, plus external fees
directly attributable to the acquisition.

The adjustment to the cost of a business combination
contingent on future events is included in the cost of
the combination if the adjustment is probable and can

be measured reliably. In the estimate of the contingent
consideration, attention is paid to use assumptions that are consistent with the assumptions used for the valuation of
intangible assets such as VBI. If the future events do not occur or the estimate needs to be revised, the cost of the business combination is adjusted accordingly, taking account of the
impact in terms of additional goodwill and/or adjustement
of the valuation of acquired assets and liabilities.

If the transaction is denominated in a foreign currency,
the exchange rate used is that in force on the date of the
transaction or on the starting date of the transaction (if it occurs over a period).

Goodwill
The excess of the cost of acquisition over the net fair value of the assets, liabilities and contingent liabilities acquired represents goodwill. Goodwill arising from the acquisition of a foreign entity is recorded in the local currency of the acquired entity and is translated into Euro at the closing date.

If the cost of acquisition is less than the net fair value of the assets, liabilities and contingent liabilities acquired, the difference is directly recorded in the consolidated statement of income.

Adjustments can be made to goodwill within twelve months
of the acquisition date, if new information becomes available to complete the initial accounting. In this case, comparative information is presented as if the initial accounting had been completed from the acquisition date.

If, after the period of twelve months, a deferred tax asset, initially considered as not recoverable, finally meets the
recognition criteria, the corresponding tax benefit is recorded in the consolidated statement of income; however, the impact is offset by a reduction in goodwill through net income.

Goodwill is allocated across business segments (Life &
Savings, Property & Casualty, International Insurance,
Asset Management and Banking) to cash generating units
corresponding (i) to the companies acquired or portfolios of business acquired according to their expected profitability, and (ii) to the entities already within the AXA Group that
will benefit from the synergies of the combination with the
activities acquired. This allocation of goodwill is used both for segment reporting and for impairment testing.

Minority interests buyouts
In the event of a minority interests buyout of a subsidiary, the new goodwill is recognized as the difference between the price paid for the additional shares and the shareholders'
equity acquired (including changes in fair value posted
through equity).

Put over minority interests
When control over a subsidiary is acquired, a put option
may be granted to minority shareholders. However, the
recognition of the puttable instruments as a liability depends on the contractual obligations.

When the contract involves an unconditional commitment
exercizable by the option holder, it is recognized as a liability.
Since the balancing entry to this liability is not specified by current IFRS, and since IFRIC's Agenda Committee decided in

2006 not to take any position on the accounting treatment of these transactions, the Group's method is (i) to reclassify minority interests from equity to liability, (ii) to re-measure this liability at the present value of the option price and (iii) to recognize the difference as an addition to goodwill. Similarly, subsequent changes in the liability will be recorded against goodwill.

Intra-group transactions
Intra-group transactions, including internal dividends,
payables/receivables and gains/losses on intra-group
transactions are eliminated:

-  in full for controlled subsidiaries and;

-  to the extent of AXA's interest for entities consolidated by equity method or proportionate consolidation.

The effect on net income of transactions between consolidated entities is always eliminated, except for permanent losses,
which are maintained.

In the event of an internal sale of an asset that is not intended to be held on the long term by the Group, deferred tax is
recognized, as the current tax calculated on the realized
gain or loss is eliminated. The income statement impact of
the potential policyholders' participation resulting from this transaction is also eliminated, and a deferred policyholders'
participation asset or liability is posted to the balance sheet.

In addition, the transfer of consolidated shares, between two consolidated subsidiaries but held with different ownership
percentages, should not impact the Group net income. The
only exception would be any related tax and policyholders'
participation recorded in connection to the transaction, which are maintained in the consolidated financial statements.
These transfers also have an impact on Group shareholders'
equity (with a balancing entry recorded in minority interests).
This impact is identified in the "other" changes of the
consolidated statement of shareholders' equity.

1.4. FOREIGN CURRENCY
TRANSLATION OF FINANCIAL
STATEMENTS AND TRANSACTIONS

The consolidated financial statements are presented in
Euro million, the Euro being the Group's presentational
currency.

The results and financial position of all Group entities that have a functional currency (i.e. the currency of the primary economic environment in which the entity operates) different from the Group presentational currency are translated as
follows:

-  assets and liabilities of entities in a functional currency different from Euro are translated at the closing rate;

-  revenues and expenses are translated at the average
exchange rates over the period;

-  all resulting foreign exchange differences are recognized as a separate component of equity (translation differences).

At the local entity level, foreign currency transactions are translated in the entity functional currency using the exchange rates prevailing at the dates of the transactions. Foreign
exchange gains and losses resulting from the settlement of
such transactions and from the translation at closing rates

of monetary assets and liabilities denominated in foreign
currencies are recognized in the income statement, except
where hedge accounting is applied as explained in section 1.9.

As mentioned in section 1.3.2, goodwill arising on the
acquisition of a foreign entity is recorded in the local
currency of the acquired entity and is translated into Euro
at the closing date.

Foreign exchange differences arising from the translation
of a net investment in a foreign subsidiary, borrowings and
other currency instruments qualifying for hedge accounting
of such investment are recorded in shareholders' equity
under translation differences and are recycled in the income statement as part of the realized gain or loss on disposal of the hedged net investment.

Foreign exchange differences arising from monetary financial assets available for sale are recognized as income or expense for the period in respect of the portion corresponding to
amortized cost. The residual translation differences relating to fair value changes are recorded in shareholders' equity.

1.5. SEGMENT REPORTING

The segmental analysis provided in AXA's Annual Report and
Financial Statements reflects both business lines (primary
business segment) and geographical zones; it is based on five business lines: Life & Savings, Property & Casualty, International
Insurance, Asset Management and Banking. An additional
"Holdings" segment includes all non-operational activities.

1.6.  INTANGIBLE ASSETS

1.6.1. Goodwill and impairment of goodwill
Goodwill is considered to have an indefinite useful life and is therefore not amortized. Impairment tests are performed at
least annually. Impairment of goodwill is not reversible.

AXA performs an annual impairment test of goodwill based
on cash generating units, using a multi-criterion analysis with parameters such as the value of assets, future operating profits and market share, in order to determine any significant adverse changes. The analysis assumes a long-term holding, and
excludes parameters affected by short-term market volatility.
It also considers the interdependence of transactions within sub-groups. Within each cash generating unit, a comparison
is made between net book value and the recoverable value
(equal to the higher of market value and value in use).
Value in use consists of the net assets and expected future
earnings from existing and new business, taking into account the cash generating units' future cash flows. The value of
future expected earnings is estimated on the basis of the Life insurance and investment contracts embedded value figures
published by AXA or similar calculations for other activities.
Market values are based on various valuation multiples.

1.6.2. Value of purchased life insurance business
inforce (VBI)
The value of purchased insurance contracts and investment
contracts with discretionary participating features recognized in a business combination (see section 1.3.2) is amortized
as profits emerge over the life of the contracts' portfolio. In conjunction with the liability adeguacy test (see section 1.12.2),
VBI is subject to annual recoverability testing based on actual experience and expected changes in the main assumptions.

1.6.3. Other intangible assets
Other intangible assets include softwares developed for internal use for which direct costs are capitalized and amortized on a straight-line basis over the assets' estimated useful lives.

They also include customer relationships intangibles as well as distribution agreements recognized as a result of business combinations, provided that their fair value can be measured reliably and it is probable that future economic benefits
attributable to the assets will benefit to the Group. If these assets have a finite useful life, they are amortized over their estimated life. In all cases, they are subject to impairment tests, at each closing for assets with a finite useful life and at least annually for other assets. In the event of a significant decline in value, an impairment is booked corresponding to
the difference between the value on the balance sheet and
the higher of value in use and market value.

1.6.4.  Deferred acquisition costs (DAC) relating
to insurance contracts and investment contracts
with discretionary participating features - Deferred
origination costs (DOC) relating to investment
contracts with no discretionary participating features
The variable costs of writing insurance contracts and investment contracts with discretionary participating features, primarily related to the underwriting of new business, are deferred by recognizing an asset. This asset is amortized based on the estimated gross profits emerging over the life of the contracts. In conjunction to the liability adequacy test (see section 1.12.2) this asset is tested for recoverability: any amount above future estimated gross profits is not deemed recoverable and expensed.

For investment contracts with no discretionary participating features, a similar asset is recognized (DOC) but limited to costs directly attributable to the provision of investment
management services. This asset is amortized by taking
into account projections of fees collected over the life
of the contracts. The amortization of DOC is reviewed at
each closing date to reflect changes in assumptions and
experience. This asset is also tested for recoverability.

DAC and DOC are reported gross of unearned revenues and
fees reserves.

These unearned revenues and fees reserves are separately
recognized as liabilities and are amortized over the contract term using the same amortization approach used for DAC
and DOC.

1.7. INVESTMENTS FROM INSURANCE,
BANKING AND OTHER ACTIVITIES

Investments include investment in real estate properties and financial instruments including equities, fixed maturities and loans.

1.7.1.  Investment properties
Investment properties (excluding investment properties
totally or partially backing liabilities arising from contracts where the financial risk is borne by policyholders and
from "With-Profit" contracts) are recognized at cost. The
properties components are depreciated over their estimated
useful lives, also considering their residual value if it may be reliably estimated.

In case of unrealized loss over 15%, an impairment is
recognized for the difference between the net book value of
the investment property and the fair value of the asset based on an independent valuation. Furthermore, at the level of
each reporting entity, if the cumulated amount of unrealized losses under 15% (without offsetting with unrealized gains)
represents more than 10% of the cumulated net cost of real
estate assets, additional impairment are booked on a line-by line approach until the 10% threshold is reached.

If, in subsequent periods, the appraisal value rises to at least
15% more than the net carrying value, previously recorded
impairment is reversed to the extent of the difference between
a) the net carrying value and b) the lower of the appraisal
value and the depreciated cost (before impairment).

Investment properties that totally or partially back liabilities arising from:

-  contracts where the financial risk is borne by
policyholders,

-  "With-Profit" contracts where dividends are based on real estate assets,

are recognized at fair value with changes in fair value flowing in the statement of income.

1.7.2.  Financial instruments
Classification
Depending on the intention and ability to hold the invested
assets, financial instruments are classified in the following categories:

-  assets held to maturity, accounted for at amortized cost;

-  loans and receivables (including unquoted debt
instruments) accounted for at amortized cost;

-  trading assets and assets designated at fair value
with change in fair value recognized through income
statement;

-  available-for-sale assets accounted for at fair value with changes in fair value recognized through shareholders'
equity.

At inception, the option to designate financial assets and
liabilities at fair value with change in fair value recognized through income statement is mainly used by the Group in
the following circumstances:

-  financial assets when electing the fair value option
allows the Group to solve accounting mismatch, and in
particular:

• assets backing liabilities arising from contracts where
the financial risk is borne by policyholders;

• assets included in hedging strategies set out by the
Group for economical reasons but not eligible for hedge
accounting as defined by IAS 39;

• debts held by structured bond funds controlled and
consolidated by the Group and made up of CDOs
(Collateralized Debt Obligations).

-  portfolios of managed financial assets whose profitability is valued on a fair value basis: mainly securities held by
consolidated investment funds, managed according to
the Group risk management policy ("Satellite Investment
Portfolio", see definition below).

In practice, assets held through consolidated investment
funds are classified:

-  either as assets of the "Core Investment Portfolios" which include assets backing liabilities arising from insurance and investment contracts, managed according to AXA's ALM
strategy;

-  or as assets of the "Satellite Investment Portfolios",
reflecting the strategic asset allocation based on a dynamic asset management aimed at maximizing returns.

Underlying financial instruments held in the "Core Investment
Portfolios" are classified as available-for-sale unless involved in a qualifying hedge relationship or more broadly when
electing the fair value option reduces accounting mismatch.
As specified above, the financial instruments held in the
"Satellite Investment Portfolios" are accounted for at fair
value with changes in fair value recognized through income
statement.

Assets designated as available-for-sale, trading assets,
investments designated as at fair value through P&L and
all derivatives are measured at fair value, i.e. the amount for which an asset could be exchanged, between knowledgeable,
willing parties in an arm's length transaction. The Group
applies the IAS 39 fair value hierarchy as detailed in Note 9.

Loans which are not designated under the fair value option
are accounted at amortized cost, net of amortized premiums
and discounts and impairment.

Impairment of financial assets
AXA assesses at each balance sheet date whether a financial
asset or a group of financial assets at (amortized) cost or
designated as "available for sale" is impaired. A financial
asset or group of financial assets is impaired when there is objective evidence of impairment as a result of one or more
events and this event has an impact on the estimated future
cash flows of the asset(s) that can be reliably estimated.

For debt instruments classified as "held to maturity" or
"available for sale", an impairment based on fair value is
recorded through the income statement if future cash flows
may not be fully recoverable due to a credit event relating
to the instrument issuer. A downgrade of an entity's credit
rating is not, of itself, evidence of impairment. If the credit risk is eliminated or improves, the impairment may be released.
The amount of the reversal is also recognized in the income
statement.

For equities classified as available for sale, a significant or prolonged decline in the fair value below its carrying value is considered as indication for potential impairment, such as equities showing unrealized losses over a 6 months period
or more (prior to the closing date), or unrealized losses in excess of 20% of the net carrying value at the closing date.
If such evidence exists for an available for sale financial
asset, the cumulative loss - measured as the difference
between the acquisition cost and the current fair value,
less any impairment on that financial asset already booked
in the income statement - is removed from shareholders'

equity and an impairment is recognized through the income
statement. Equity securities impairment recognized in the
income statement can not be reversed through the income
statement until the asset is sold or derecognized.

Loans impairments are based on the present value of
expected future cash flows, discounted at the loan's effective interest rate (down to the loan's observable market price),
or on the fair value of the collateral.

For financial assets accounted for at amortized cost,
including loans and assets classified as "held to maturity", the impairment test is first performed at the asset level. A more global test is then performed on groups of assets with
similar risk profile.

Methods for calculating the net book value of assets sold
(average cost, first-in first-out, etc.) depend on local ALM strategies as these strategies have been set up to take
into account specific commitments to policyholders. These
methods may differ within the Group provided that they are
used consistently at each entity level.

1.8. ASSETS BACKING LIABILITIES
ARISING FROM CONTRACTS WHERE
THE FINANCIAL RISK IS BORNE BY
POLICYHOLDERS

Assets backing liabilities arising from insurance or investment contracts where the financial risk is borne by policyholders are presented in a separate aggregate of the balance sheet so that they are shown in a symmetrical manner to the corresponding
liabilities. This presentation is considered more relevant for the users and consistent with the liquidity order recommended by IAS 1 for financial institutions, since the risks are borne by policyholders, whatever the type of assets backing liabilities
(investment properties, fixed maturities or equities, etc).
Details of these assets are provided in the notes.

1.9.  DERIVATIVE INSTRUMENTS

Derivatives are initially recognized at fair value at purchase date and are subsequently re-measured at their fair value. Unrealized gains and losses are recognized in the statement of income
unless they relate to a qualifying hedge relationship as described below. The Group designates certain derivatives as either: (i)
hedging of the fair value of recognized assets or liabilities or of a firm commitment (fair value hedge); or (ii) hedging of highly probable expected future transactions (cash flow hedge); or (iii)
hedging of net investments in foreign operations.

The Group documents, at inception, the hedge relationship, as well as its risk management hedging objectives and strategy.
The Group also documents the hedge effectiveness, both at
inception and on an ongoing basis, indicating the actual or
expected efficiency level of the derivatives used in hedging transactions in offsetting changes in the fair values or cash flows of hedged underlying items.

Fair value hedge
Changes in the fair value of derivatives designated and
qualifying as fair value hedge are recorded in the income

statement, together with any changes in the fair value of the hedged asset or liability.

Cash flow hedge
The effective portion of changes in the fair value of derivatives designated and qualifying as cash flow hedge is recognized in shareholders' equity. The gain or loss relating to any ineffective portion is recognized in the income statement. Cumulative
gain or loss in shareholders' equity are recycled in the income statement when the hedged underlying item impacts the
profit or loss for the period (for example when the hedged
future transaction is recognized). When a hedging instrument reaches its maturity date or is sold, or when a hedge no longer qualifies for hedge accounting, the cumulative gains or losses in shareholders' equity are held until the initially hedged future transaction ultimately impacts the income statement.

Net investment hedge
The accounting of net investments in foreign operations
hedge is similar to the accounting of cash flow hedge.
Any gain or loss on the hedging instrument relating to the
effective portion of the hedge is recognized in shareholders'
equity; the gain or loss relating to the ineffective portion is recognized in the income statement. Cumulative gains and
losses in shareholders' equity impact the income statement
only on disposal of the foreign operations.

Derivatives not qualifying for hedge accounting
Changes in the fair value of all other derivative instruments that do not qualify for hedge accounting are recognized in
the income statement.

The Group holds financial assets that include embedded
derivatives. Such embedded derivatives are separately
recorded and measured at fair value through profit or loss
if the impact is deemed significant.

For balance sheet presentation, derivatives are presented
alongside with the underlying assets or liabilities for which they are used, regardless of whether these derivatives meet
the criteria for hedge accounting.

The purpose and conditions of the use of derivatives within
the Group is detailed in Note 19.

1.10. ASSETS / LIABILITIES HELD
FOR SALE AND ASSETS / LIABILITIES
INCLUDING DISCONTINUED OPERATIONS

These comprise assets, particularly buildings or operations, intended to be sold or discontinued within twelve months.
Subsidiaries held for sale remain within the scope of
consolidation until the date on which the Group loses effective control. The assets and activities (assets and liabilities)
concerned are measured at the lower of net carrying value
and fair value net of selling costs. They are presented in
separate asset and liability items on the balance sheet. The liabilities of subsidiaries (excluding shareholders' equity) held for sale are entered separately on the liability side of the consolidated balance sheet, with no netting against assets.

In the event of a discontinuation of operations representing either a business line, a main and distinct geographical

region or a subsidiary acquired solely with a view to reselling, their after-tax contribution is stated on a separate line of the income statement. For comparison purposes, the same
applies to the presentation of income statements relating to previous periods that are included in the financial statements.
This separate line also includes the post-tax gain / loss
recognized on the disposal of the discontinued operation at
the date of loss of control.

Details on information presented in the balance sheet
and income statement are provided in the notes to the
consolidated financial statements.

1.11. SHARE CAPITAL AND
SHAREHOLDERS' EQUITY

1.11.1. Share capital
Ordinary shares are classified in shareholders' equity when
there is no obligation to transfer cash or other assets to the holders.

Additional costs (net of tax) directly attributable to the issue of equity instruments are shown in shareholders' equity as
a deduction to the proceeds.

1.11.2.  Perpetual debts
Perpetual debts and any related interest charges are
classified either in shareholders' equity (in the "other
reserves" aggregate) or as liabilities depending on contract clauses.

Before December 31, 2006, the Group classified within
shareholders' equity only perpetual debts on which interest
payments could be cancelled on the condition that no
dividend is paid to shareholders nor any interest paid on
other securities of the same type. Perpetual instruments on
which interest payments could be deferred while remaining
due (cumulative interests) were recognized as liabilities
under financing debts. These consisted mainly of perpetual
subordinated notes issued by the Group.

Following the publication of the IFRIC Agenda Committee's
IFRIC Update in November 2006, based on the lASB's
intervention on the matter, the Group reconsidered its
accounting treatment of perpetual subordinated notes.
Although interests remain due at settlement date,
instruments classification must be performed on a going
concern basis. Only contractual obligations should be taken
into consideration and not the prospect of redemption
under economic constraints, (e.g. step up clauses or
pressure from shareholders to pay a dividend). Taking into
account the clarification, the Group has reclassified these
instruments in 2006, previously recognized as liabilities and interest charges recognized in the statement of income, in
shareholders' equity. This change in accounting treatment
has been applied retrospectively to all periods presented at the end of 2006.

1.11.3.  Compound financial instruments
Any financial instrument issued by the Group with an equity
component (for example an option granted to convert the

debt instrument into an equity instrument of the company)
and a liability component (a contractual obligation to deliver cash) is classified separately on the liability side of the
balance sheet with the equity component reported in Group
shareholders' equity (in the "other reserves" aggregate).
Gains and losses relating to redemptions or refinancing
of the equity component are recognized as changes to
shareholders' equity.

1.11.4. Treasury shares
Treasury shares and any directly related costs are recorded
as a deduction to consolidated shareholders' equity.
Where treasury shares are subsequently sold or reissued,
any consideration received is included in consolidated
shareholders' equity, net of any directly related costs and
tax effects.

However, treasury shares held by controlled investment
funds backing contracts where the financial risk is borne
by policyholders are not deducted as all risks and income
resulting from holding these shares are attributable to
policyholders.

1.12. LIABILITIES ARISING FROM
INSURANCE AND INVESTMENT
CONTRACTS

1.12.1. Contracts classification
The Group issues contracts that transfer an insurance risk
or a financial risk or both.

Insurance contracts, including assumed reinsurance
contracts, are contracts that carry significant insurance
risks. Such contracts may also transfer financial risk from
the policyholders to the insurer. Investment contracts
are contracts that carry financial risk with no significant
insurance risk.

A number of insurance and investment contracts contain
discretionary participating features. These features entitle the contract holder to receive additional benefits or bonuses on the top of these standard benefits :

-  they are likely to represent a significant portion of the overall contractual benefits;

-  their amount or timing is contractually at the discretion of the Group; and

-  they are contractually based on the performance of a
group of contracts, the investment returns of a financial
asset portfolio or the company profits, a fund or another
entity that issues the contract.

In some insurance or investment contracts, the financial risk is borne by policyholders. Such contracts are usually unit-
linked contracts.

The Group classifies its insurance and investment contracts
into six categories:

-  liabilities arising from insurance contracts,

-  liabilities arising from insurance contracts where the
financial risk is borne by policyholders,

-  liabilities arising from investment contracts with
discretionary participating features,

-  liabilities arising from investment contracts with no
discretionary participating features,

-  liabilities arising from investment contracts with
discretionary participating features where the financial
risk is borne by policyholders; these relate to unit-linked
contracts or multi-funds contracts containing a non-unit-
linked fund with discretionary participating features,

-  liabilities arising from investment contracts with no
discretionary participating features where the financial
risk is borne by policyholders.

The two last categories are presented on a single line
item in the balance sheet: "Liabilities arising from
investment contracts where the financial risk is borne by
policyholders".

1.12.2. Insurance contracts and investment
contracts with discretionary participating features
According to IFRS 4, recognition and derecognition are based on the AXA accounting policies existing prior to IFRS and are described below, except for the elimination of equalization
provisions and selective changes as permitted by IFRS 4 (see paragraph below on guaranteed benefits).

Unearned premium reserves represent the prorated portion
of written premiums that relates to unexpired risks at the
balance sheet date.

For traditional life insurance contracts (that is, contracts with significant mortality risk), the future policy benefits reserves are calculated on a prospective basis according
to each country regulation provided methods used are
consistent with the Group's policies and using assumptions
on investment yields, morbidity/mortality and expenses.

Additional reserves are booked if there are any adverse impacts on reserves level caused by a change in mortality table.

Future policy benefits reserves relating to investment
contracts with discretionary participation features (previously called "savings contracts" in AXA's accounting principles)
that carry low mortality and morbidity risk are calculated
using a prospective approach based on discount rates set at
inception (similar to the retrospective approach, i.e. "account balance" methodology).

The discount rates used by AXA are less or equal to the expected future investment yields (assessed on prudent basis).

Part of the policyholders participation reserve is included
in future policy benefits reserves, according to contractual clauses.

The "Liabilities arising from policyholders participation"
caption includes the entire "Fund for Future Appropriation"
(FFA) relating to UK with-profit contracts, which principally covers future terminal bonuses according to the terms of
these contracts. The combination of provisions on with-profit contracts and the FFA varies in line with the market value
of the assets supporting the participating with-profit funds.
Following the adoption of UK Financial Reporting standard
FRS27, reserves relating to with-profit contracts and the FFA were subject to a change in accounting policies in 2006,
that was applied retrospectively, consistently with what other
UK insurance companies applied. Reserves were adjusted

on a "realistic" basis, and related deferred acquisition costs and unearned revenues reserves were cancelled. These
adjustements had no impact on net income or shareholders'
equity. The presentational impact of applying this standard is detailed in note 14. This change in accounting principles only applied to the Group's UK with-profit contracts.

For insurance and investment contracts with discretionary
participating features, if the contracts include a minimum
guaranteed rate, any potential reserve deficiency caused by
insufficient future investment return is immediately booked.

Except when these guarantees are covered by a risk
management program using derivative instruments (see next
paragraph), guaranteed minimum benefits reserves relating
to contracts where the financial risk is borne by policyholders
(insurance contracts because they include such guarantees
or investment contracts with discretionary participating
features), are build over the life of the contract based on a prospective approach: the present value of future benefit
obligations to be paid to policyholders in relation to these guarantees is estimated on the basis of reasonable scenarios.
These scenarios are based on assumptions including
investment returns, volatility, surrender and mortality rates.
This present value of future benefit obligations is reserved as fees are collected over the life of the contracts.

Some guaranteed benefits such as Guaranteed Minimum Death
or Income Benefits (GMDB or GMIB), or certain guarantees
on return proposed by reinsurance treaties, are covered by
a risk management program using derivative instruments. In
order to minimize the accounting mismatch between liabilities and hedging derivatives, AXA has chosen to use the option
allowed under IFRS 4.24 to re-measure its provisions: this
revaluation is carried out at each accounts closing based on guarantee level projections and takes into account interest
rates and other market assumptions. The liabilities revaluation impact in the current period is recognized through income,
symmetrically with the impact of the change in value of
hedging derivatives. This change in accounting principles was adopted on the first time application of IFRS on January 1,
2004 for contracts portfolios covered by the risk management program at that date. Any additional contracts portfolios
covered by the risk management program after this date are
valued on the same terms as those that applied on the date
the program was first applied.

Claims reserves (non-life insurance)
The purpose of claims reserves is to cover the ultimate
cost of settling an insurance claim. Claims reserves are not discounted, except when relating to disability annuities.

Claims reserves include the claims incurred and reported,
claims incurred but not reported (IBNR) as well as claim
handling costs. Claims reserves are based on historical
claim data, current trends, actual payment patterns for
all insurance business lines as well as expected changes in
inflation, regulatory environment or anything else that could impact amounts to be paid.

Unearned revenues reserves
Revenues received at contract inception to cover future
services are deferred and recognized in the income statement using the same amortization pattern as the one used for
deferred acquisition costs (see section 1.6.4).

Shadow accounting and Deferred policyholders
Participation Asset (DPA) or Liability (DPL)
In compliance with IFRS 4 option, shadow accounting is applied to insurance and investment contracts with discretionary
participating features. Shadow accounting is applied to
technical liabilities, acquisition costs and value of business in force to take into account unrealized gains or losses on
insurance liabilities or assets in the same way as it is done for a realized gain or loss of invested assets. When unrealized gains or losses are recognized, a deferred participating
liability (DPL) or asset (DPA) is recorded. The DPL or DPA
corresponds to the discretionary participation available to
the policyholders and is determined by applying an estimated participation rate to unrealized gains and losses.

Deferred policyholders participation is fully classified as
liabilities (or assets). As a consequence, there is no component recognized as an equity component and AXA does not need
to ensure the liability recognized for the whole contract is not less than the amount that would result from applying IAS
39 to the guaranteed element.

When a net unrealized loss is accounted, a deferred
participating asset (DPA) should be recognized only to the
extent that its recoverability toward future policyholders
participation, by entity, is highly probable. That could be the case if the DPA can be offset against future participation
either directly through deduction of the DPL from future
capital gains or indirectly through deduction of future fees on premiums or margins.

Unrealized gains and losses on assets classified as trading or designated at fair value through profit or loss, along with any other entry impacting the income statement and generating
a timing difference, are accounted in the statement of income with a corresponding shadow entry adjustment in the
statement of income. The shadow accounting adjustments
relating to unrealized gains and losses on assets available-for-
sale (for which change in fair value is taken to shareholders'
equity) are also booked through shareholders' equity.

Liability adequacy test (LAT)
At each balance sheet date, liability adequacy tests are
performed in each consolidated entity in order to ensure
the adequacy of the contract liabilities net of related DAC and
VBI assets. To perform these tests, entities group contracts together according to how they have been acquired, are
serviced and have their profitability measured. Entities also use current best estimates of all future contractual cash flows as well as claims handling and administration expenses, and
they take into account embedded options and guarantees and
investment yields relating to assets backing these contracts.
Contract specific risks (insurance risk, asset return risk,
inflation risk, persistency, adverse selection etc.) directly related to the contracts that might make the net liabilities inadequate, are also considered.

Any identified deficiency is charged to the income
statement, initially by respectively writing off DAC or VBI, and subsequently by establishing a LAT provision for losses
arising from the liability adequacy test for any amount in
excess of DAC and VBI. For non-life insurance contracts,
an unexpired risk provision is accounted for contracts on
which the premiums are expected to be insufficient to cover
expected future claims and claims expenses.

Embedded derivatives in insurance and investment
contracts with discretionary participating features
Embedded derivatives that meet the definition of an insurance contract or correspond to options to surrender insurance contracts for a set amount (or based on a fixed amount and an interest rate)
are not separately measured. All other embedded derivatives are bifurcated and booked at fair value when material if they are not considered as closely related to the host insurance contract and/
or do not meet the definition of an insurance contract.

1.12.3. Investment contracts with no discretionary
participating features
In accordance with IAS 39, these contracts are accounted
for using "deposit accounting", which mainly results in not
recognizing the cash flows corresponding to premiums,
benefits and claims in the statement of income (see "Revenue recognition" section below). These cash flows shall rather be recognized as deposits and withdrawals.

This category includes mainly unit-linked contracts that do
not meet the definition of insurance or investment contracts with discretionary participating features. For these unit-linked contracts, the liabilities recognized under existing accounting policies are valued based on the fair value of the financial assets backing those contracts at the balance sheet date.

Unearned fees reserve
Fees received at inception of an investment contract with no discretionary participating features to cover future services are recognized as liabilities and accounted in the income
statement based on the same amortization pattern as the
one used for deferred origination costs (see section 1.6.4).

1.13.  REINSURANCE:
CEDED REINSURANCE

Transactions relating to reinsurance assumed and ceded are
accounted in the balance sheet and income statement in a
similar way to direct business transactions provided that
these contracts meet the insurance contracts classification
requirements and in agreement with contractual clauses.

1.14.  FINANCING DEBTS

Financing debts issued to finance the solvency requirements
of an operational entity or to acquire a portfolio of contracts are isolated in a specific balance sheet aggregate.

1.15. OTHER LIABILITIES

1.15.1. Income taxes
The current income tax expense (benefit) is recorded in the
income statement on the basis of net amounts estimated to be payable (or recoverable) in relation to taxable operations recorded during the year and based on the local tax regulation.

Deferred tax assets and liabilities emerge from temporary
differences between the accounting and fiscal values of

assets and liabilities, and when applicable from tax loss
carryforwards. Deferred tax assets are recognized to the
extent that it is probable that future taxable profit will be available to offset the temporary differences. Therefore,
deferred tax assets that are not expected to be recovered
are derecognized.

In particular, a deferred tax liability is recognized for any taxable temporary difference relating to the value of shares in a consolidated company held, unless the Group controls
at what date the temporary difference will reverse and it is probable that the temporary difference will not reverse in
the foreseeable future. If a group company decides to sell its stake in another consolidated entity, the difference between the carrying value and the tax value of these shares for
the company that holds them leads to the recognition of a
deferred tax (including as part of a business combination when the Group as the buyer intends to sell or carry out internal restructuring of the shares following the acquisition). The
same approach applies to dividend payments that have been
voted or deemed likely, to the extent that a tax on dividends will be due.

Deferred taxes for taxable temporary differences relating
to tax deductible goodwill are recognized to the extent they do not arise from the initial recognition of goodwill. These deferred taxes are only released if the goodwill is impaired or if the corresponding consolidated shares are sold.

The measurement of deferred tax liabilities and deferred
tax assets reflects the expected tax impact, at the balance
sheet date. That would follow the way the Group expects
to recover or settle the carrying amount of its assets and
liabilities. When income taxes are calculated at a different rate if dividends are paid, deferred taxes are measured at
the tax rate applicable to undistributed profits. The income tax consequences of dividends are only accounted when a
liability to pay the dividend is recognized.

1.15.2. Pensions and other post-retirement benefits
Pensions and other post-retirement benefits include the
benefits payable to AXA Group employees after they retire
(retirement compensation, additional pension benefit,
health insurance). In order to meet those obligations, some
regulatory framework have allowed or enforced the set up
of dedicated funds (plan assets).

Defined contribution plans: payments are made by the
employer to a third party (e.g. pension trusts). These
payments free the employer of any further commitment,
and the obligation to pay acquired benefits to the employees is transferred. The contributions paid by the employer are
recorded as an expense in the income statement and no
liability needs to be recorded once contributions are made.

Defined benefit plans: an actuarial assessment of the
commitments based on each plan's internal rules is
performed. The present value of the future benefits paid by
the employer, known as the DBO (Defined Benefit Obligation), is calculated annually on the basis of long-term projections of rate of salary increase, inflation rate, mortality, staff turnover, pension indexation and remaining service lifetime.
The amount recorded in the balance sheet for employee
benefits is the difference between the Defined Benefit

Obligation and the market value at the balance sheet date
of the corresponding invested plan assets after adjustment
at fair value. If the net result is negative, a provision is recorded in the balance sheet under the provision for risks
and charges heading. If the net result is positive, a prepaid asset is recorded in the balance sheet. Actuarial gains and
losses arising from experience adjustments and changes
in actuarial assumptions are recognized in shareholders'
equity (in the Statement of Recognised Income and Expense
- SORIE) in full in the period in which they occur. Similarly, any adjustment arising from the asset ceiling is recognized
in shareholders' equity. Past service costs are recognized
immediately in the income statement, unless the changes to
the pension plan are conditional on the employees remaining
in service for a specified period of time (the vesting period).
In this case, past service costs are amortized on a straight-
line basis over the vesting period.

1.15.3. Share-based compensation plans
Group's share-based compensation plans are predominantly
equity-settled plans.

All equity-settled share-based compensation plans
granted after November 7, 2002 and not fully vested as at
January 1, 2004 are accounted for at fair value at the date
they were granted and the fair value is expensed over the
vesting period.

Cash-settled share-based compensation plans are
recognized at fair value, which is remeasured at each balance sheet date with any change in fair value recognized in the
statement of income.

The AXA Shareplan issued under specific French regulatory
framework includes two options: traditional and leveraged
option.

The cost of the traditional option Shareplan is valued
according to the specific guidance issued in France by the
CNC (Conseil National de la Comptabilité). The cost of the
leveraged option plan is valued by taking into account the five-
year lock-up period for the employees (as in the traditional plan) but adding the value of the advantage granted to the
employees by enabling them to benefit from an institutional
derivatives-based pricing instead of a retail pricing.

1.16. PROVISIONS FOR RISKS,
CHARGES AND CONTINGENT
LIABILITIES

1.16.1.  Restructuring costs
Restructuring provisions other than those that may be
recognized on the balance sheet of an acquired company
on the acquisition date are recorded when the Group has a
present obligation evidenced by a binding sale agreement or
a detailed formal plan whose main features are announced
to those affected or to their representatives.

1.16.2.  Other provisions and contingencies
Provisions are recognized when the Group has a present
obligation (legal or implicit) as a result of past events, when it is more likely than not that an outflow of resources will be required to settle the obligation, and when the provision can be reliably estimated.

Provisions are not recognized for future operating losses.
The same applies to contingent liabilities, except if identified at the time of a business combination (see section 1.3.2).

Provisions are measured at management's best estimate,
at the balance sheet date, of the expenditure required to
settle the obligation, discounted at the market risk-free rate of return for long term provisions.

1.17. REVENUE RECOGNITION

1.17.1.  Gross written premiums
Gross written premiums correspond to the amount of
premiums written by insurance and reinsurance companies
on business incepted in the year with respect to both insurance contracts and investment contracts with discretionary
participating features, net of cancellations and gross of
reinsurance ceded. For reinsurance, premiums are recorded
on the basis of declarations made by the ceding company, and may include estimates of gross written premiums.

1.17.2.  Fees and revenues from investment contracts
with no discretionary participating features
Amounts collected as premiums from investment contracts
with no discretionary participating features are reported as deposits net of any loadings and policy fees. Revenues from
these contracts consist of loadings and policy fees relating to underwriting, investment management, administration
and surrender of the contracts during the period. Front-
end fees collected corresponding to fees for future services are recognized over the estimated life of the contract (see
"Unearned fees reserves" section 1.12.3).

1.17.3.  Deposit accounting
Investment contracts with no discretionary participating
features fall within the scope of IAS 39. Deposit accounting applies to these contracts, which involves the following:

-  the Group directly recognizes the consideration received
as a deposit financial liability rather than as revenues,

-  claims paid are recognized as withdrawals, with no posting in the income statement apart from potential fees.

1.17.4.  Unbundling
The Group unbundles the deposit component of contracts
when required by IFRS 4, i.e. when both the following
conditions are met:

-  the Group can measure separately the "deposit" component
(including any embedded surrender option, i.e. without
taking into account the "insurance" component);

-  the Group accounting methods do not otherwise require
to recognize all obligations and rights arising from the
"deposit" component.

No such situation currently exists within the Group. In
accordance with IFRS 4, the Group continues to use the
accounting principles previously applied by AXA to insurance contracts and investment contracts with discretionary
participating features. According to these principles, there are no situations in which all rights and obligations related to contracts are not recognized.

1.17.5. Change in unearned premiums reserves net of
unearned revenues and fees
Changes in unearned premiums reserves net of unearned
revenues and fees include both the change in the unearned
premium reserve reported as a liability (see "Unearned
premium reserves" in section 1.12.2) along with the change
in unearned revenues and fees. Unearned revenues and fees
correspond to upfront charges for future services recognized over the estimated life of insurance and investment contracts with discretionary participating features (see "Provisions
for unearned revenues" in section 1.12.2) and investment
contracts with no discretionary participating features (see
section 1.12.3 "Provisions for unearned fees").

1.17.6.  Net revenues from banking activities
Net revenues from banking activities include all revenues
and expenses from banking operating activities, including
interests and banking fees.

They exclude bank operating expenses and change in bad
debts provisions, doubtful receivables or loans, which are
recorded in the item "Bank operating expenses".

1.17.7.  Revenues from other activities
Revenues from other activities mainly include:

-  insurance companies revenues from non insurance
activities, notably commissions received on sales or
distribution of financial products,

-  commissions received and fees for services relating to
asset management activities, and,

-  rental income received by real estate management
companies.

1.17.8.  Net investment result excluding financing
expenses
The net investment result includes:

-  investment income from investments from non banking
activities, net of depreciation expense on real estate
investments (depreciation expense relating to owner
occupied properties is included in the "administrative
expenses" aggregate); this item includes interest
received calculated using the effective interest method
for debt instruments and dividends received on equity
instruments,

-  investment management expenses (excludes financing
debt expenses),

-  realized investment gains and losses net of releases of
impairment following sales,

-  the change in unrealized gains and losses on invested
assets measured at fair value through profit or loss,

-  the change in impairment of investments (excluding
releases of impairment following sales).

In respect of banking activities, interest income and expenses are included in the "Net revenue from banking activities"
item (see section 1.17.6).

Any gain or loss arising from a decrease in AXA's ownership
interest in a consolidated entity is recorded in the net
investment result, to the extent it does not result from an
internal restructuring within the Group. The gain or loss
corresponds to the change in AXA's share of the subsidiary's shareholders' equity before and after the subsidiary equity
transaction.

1.18. SUBSEQUENT EVENTS

Subsequent events relate to events that occur between
the balance sheet date and the date when the financial
statements are authorized for issue :

-  Such events lead to an adjustment of the consolidated
financial statements if they provide evidence of conditions
that existed at the balance sheet date,

-  Such events result in additional disclosures if indicative of conditions that arose after the balance sheet date, and if
relevant and material.

1.19.  PRESENTATION OF
THE FINANCIAL STATEMENTS

Consolidated Statement of Recognized Income and
Expense for the period
The Consolidated Statement of Recognized Income and
Expense for the period (SORIE) includes all gains and
losses over the period, that is, in addition to net income
for the period, any changes in unrealized gains and losses
on available for sale securities, the reserve of cash flow
hedging derivatives, reserves for currency translation and
employee benefits' actuarial gains and losses through OCI.
This statement shows only changes in reserves over the
period, in addition to net income. The reconciliation with the related reserves recognized through equity is shown in Note
13. This statement also shows transactions with shareholders and all changes in equity for the periods presented.

Consolidated statement of cash flows
Following the change in the consolidated income statement
format regarding the "Change in goodwill impairment" item,
and in order to make the presentation more consistent with
that adopted by its peers, the Group changed in 2006 the
starting point of the consolidated statement of cash flows.
The consolidated statement of cash flows now starts with
"Net operating result before tax", whereas it used to be with
"Income from operating activities, gross of tax expenses".
As a result, the following income statement items are now
included in the starting point of the consolidated statement of cash flows: "Change in goodwill impairment", "Income
arising from investments in associates - Equity method"
and "Financing debt expenses".

While cash and the cash equivalent balances backing
contracts where the financial risk is borne by policyholders are not held within legally segregated "separate accounts",
the use of these cash balances is nevertheless subject to
significant restrictions and these funds are not considered
readily available for use by the Group. Accordingly, the
Group has reconsidered the presentation of these amounts
and decided to discontinue the presentation of cash backing
unit-linked contracts in its consolidated statement of cash
flows, for all periods presented.

Segment reporting
From 2007 on, the "Holding companies" segment (that
includes all non-operational activities), also includes some financial vehicles including certain Special-Purpose Entities such as consolidated CDOs, formely disclosed as part of the
segment "Others Financial Services" which has been renamed
"Banking". This change has been applied retrospectively to
previous years presented.

NOTE 2 > SCOPE OF CONSOLIDATION

2.1. CONSOLIDATED COMPANIES

2.1.1. Main fully consolidated companies

		December 31, 2007		December 31, 2006
Parent and Holding Companies	Change in scope	Voting rights	Ownership interest	Voting rights	Ownership interest
France
AXA		Parent company		Parent company
AXA China		100.00	77.39	100.00	76.82
AXA France Assurance		100.00	100.00	100.00	100.00
Colisee Excellence		100.00	100.00	100.00	100.00
AXA Participations II		100.00	100.00	100.00	100.00
Mofipar	Merged with AXA	-	-	100.00	100.00
Oudinot Participation		100.00	100.00	100.00	100.00
Société Beaujon		99.99	99.99	99.99	99.99
AXA Technology Services		100.00	99.99	100.00	99.99
United States
AXA Financial, Inc.		100.00	100.00	100.00	100.00
AXA America Holding Inc.		100.00	100.00	100.00	100.00
United Kingdom
Guardian Royal Exchange Plc		100.00	99.99	100.00	99.99
AXA UK Plc		100.00	99.99	100.00	99.99
AXA Equity & Law Plc		99.96	99.96	99.96	99.96
Winterthur (UK) Holdings Ltd		100.00	99.99	100.00	100.00
Ireland
AXA Life Europe		100.00	100.00	100.00	100.00
Asia/Pacific (excluding Japan)
National Mutual International Pty Ltd		100.00	53.86	100.00	52.69
AXA Life Singapore Holding(a)		100.00	53.86	100.00	52.69
AXA Asia Pacific Holdings Ltd		53.00	53.86	53.71	52.69
Japan
AXA Japan Holding		98.11	98.11	97.69	97.69
Germany
Kölnische Verwaltungs AG für Versicherungswerte		100.00	100.00	99.56	98.76
AXA Konzern AG		100.00	100.00	96.84	96.52
DBV-Winterthur Holding AG		96.69	96.69	96.69	96.69
WinCom Versicherungs-Holding AG		100.00	100.00	100.00	100.00
Winterthur Beteiligungs-Gesellschaft mbH		100.00	100.00	100.00	100.00
Belgium
AXA Holdings Belgium		100.00	99.92	100.00	99.92
Royale Belge Investissement	Merged with AXA Luxembourg SA	-	-	100.00	99.92
Luxembourg
AXA Luxembourg SA		100.00	99.92	100.00	99.92
The Netherlands
AXA Verzekeringen	Disposed	-	-	100.00	99.92
AXA Nederland BV	Disposed	-	-	100.00	99.92
Vinci BV		100.00	100.00	100.00	100.00
DBV Holding N.V	Disposed	-	-	100.00	96.69
Winterthur Verzekeringen Holding B.V.	Disposed	-	-	100.00	100.00

(a) Wholly owned by AXA Asia Pacific Holdings Limited.

		December 31, 2007		December 31, 2006
Parent and Holding Companies	Change in scope	Voting rights	Ownership interest	Voting rights	Ownership interest
Spain
AXA Aurora S.A.	Merged with Hispanowin S.A.	-	-	100.00	100.00
Hispanowin S.A.		100.00	100.00	100.00	100.00
Italy
AXA Italia SpA		100.00	100.00	100.00	100.00
Switzerland
Finance Solutions SARL		100.00	100.00	100.00	100.00
Morocco
AXA Ona		100.00	100.00	51.00	51.00
Turkey
AXA Oyak Holding AS		50.00	50.00	50.00	50.00

		December 31, 2007		December 31, 2006
Life & Savings and Property & Casualty	Change in scope	Voting rights	Ownership interest	Voting rights	Ownership interest
France
AXA France lard		99.92	99.92	99.92	99.92
Avanssur (formerly Direct Assurances lard)		100.00	100.00	100.00	100.00
AXA France Vie		99.77	99.77	99.77	99.77
AXA Protection Juridigue		98.51	98.51	98.51	98.51
United States
AXA Financial (sub-group)		100.00	100.00	100.00	100.00
Canada
AXA Canada Inc. (sub group including Citadel)		100.00	100.00	100.00	100.00
United Kingdom
AXA Insurance Plc		100.00	99.99	100.00	99.99
AXA Sun Life Plc		100.00	99.99	100.00	99.99
AXA PPP Group Plc	Merged with PPP Healthcare Limited	-	-	100.00	99.99
AXA PPP Healthcare Limited		100.00	99.99	100.00	99.99
Thinc Group	Acquired	100.00	99.99	-	-
Venture Preference Limited	Acquired	95.40	95.40	-	-
Winterthur Life UK Limited		100.00	99.99	100.00	100.00
Whale CDO Equity Fund	Acquired	100.00	99.99	-	-
Ireland
AXA Insurance Limited		100.00	99.99	100.00	99.99
Asia/Pacific (excluding Japan)
AXA Life Insurance Singapore(a)		100.00	53.86	100.00	52.69
AXA Australia New Zealand		100.00	53.86	100.00	52.69
AXA China Region Limited (including MLC Hong-Kong)(a)		100.00	53.86	100.00	52.69
AXA General Insurance Hong Kong Ltd		100.00	100.00	100.00	100.00
AXA Insurance Singapore		100.00	100.00	100.00	100.00
PT AXA Life Indonesia		80.00	43.09	80.00	42.15
MLC Indonesia		100.00	53.86	100.00	52.69
Kyobo Automobile Insurance	Acquired	90.08	90.08	-	-
Winterthur Life (Hong Kong) Ltd.(a)	Decrease in ownership interest following sale to AXA Asia Pacific Holdings	100.00	53.86	100.00	100.00
AXA Affin General Insurance Berhad	Previously consolidated by equity method	50.48	50.48	-	-

(a) Wholly owned by AXA Asia Pacific Holdings Limited.

		December 31, 2007		December 31, 2006
Life & Savings and Property & Casualty	Change in scope	Voting rights	Ownership interest	Voting rights	Ownership interest
Japan
AXA Life Insurance		100.00	98.11	100.00	97.69
AXA Non Life Insurance Co Ltd		100.00	98.11	100.00	97.69
Winterthur Swiss Life Insurance Co., Ltd.		100.00	98.11	100.00	100.00
Germany
AXA Versicherung AG		100.00	100.00	100.00	96.52
AXA Art		100.00	100.00	100.00	96.52
AXA Leben Versicherung AG		100.00	100.00	100.00	96.52
Pro Bav Pensionskasse		100.00	100.00	100.00	96.52
Deutsche Aerzteversicherung		100.00	100.00	97.87	94.47
AXA Kranken Versicherung AG		100.00	100.00	99.69	96.23
DBV-Winterthur Krankenversicherung AG		100.00	96.69	100.00	96.69
DBV-Winterthur Lebensversicherung AG		99.74	96.44	99.74	96.44
Winsecura Pensionskasse AG		100.00	96.44	100.00	96.44
Rheinisch-Westfälische Sterbekasse Lebensversicherung AG		100.00	96.69	100.00	96.69
DBV Deutsche Beamten-Versicherung AG		100.00	96.69	100.00	96.69
DBV-Winterthur Versicherung AG (DWS)		100.00	96.69	100.00	96.69
DBV-WinSelect Versicherung AG		100.00	96.69	100.00	96.69
Belgium
Ardenne Prevoyante		100.00	99.92	100.00	99.92
AXA Belgium SA		100.00	99.92	100.00	99.92
Servis (formerly Assurance de la Poste)		100.00	99.92	100.00	99.92
Assurances de la Poste Vie		100.00	99.92	100.00	99.92
Winterthur Europe Assurances - Vie		100.00	100.00	99.81	99.81
Winterthur Europe Assurances - Non Vie		100.00	100.00	99.81	99.81
Les Assurés Réunis		99.93	99.93	99.93	99.74
Touring Assurances SA		100.00	100.00	100.00	99.81
Luxembourg
AXA Assurances Luxembourg		100.00	99.92	100.00	99.92
AXA Assurances Vie Luxembourg		100.00	99.92	100.00	99.92
The Netherlands
AXA Leven N.V.	Disposed	-	-	100.00	99.92
AXA SchadeN.V.	Disposed	-	-	100.00	99.92
Winterthur Leven NV	Disposed	-	-	100.00	100.00
DBV Leven N.V.	Disposed	-	-	100.00	96.69
DBV Schade	Disposed	-	-	100.00	96.69
DBV Finance BV	Disposed	-	-	100.00	96.69
Winterthur Schade N.V.	Disposed	-	-	100.00	100.00
Spain
Hilo Direct SA de Seguros y Reaseguros		100.00	100.00	100.00	100.00
AXA Aurora SA Iberica de Seguros y Reaseguros		99.70	99.70	99.70	99.70
AXA Aurora SA Vida de Seguros y Reaseguros		99.70	99.70	99.70	99.70
AXA Aurora SA Vida		99.96	99.67	99.96	99.67
Winterthur Vida y Pensiones		100.00	100.00	100.00	100.00
Winterthur Seguros Generales, S.A. de Seguros y Reaseguros		100.00	100.00	100.00	100.00
Winterthur Salud (SA de Seguros)		100.00	100.00	100.00	100.00

		December 31, 2007		December 31, 2006
Life & Savings and Property & Casualty	Change in scope	Voting rights	Ownership interest	Voting rights	Ownership interest
Italy
AXA Interlife		100.00	100.00	100.00	100.00
UAP Vita		100.00	100.00	100.00	100.00
AXA Assicurazioni e Investimenti		100.00	99.99	100.00	99.99
AXA-MPS Vita	Acquired	50.00 +1 voting right	50.00
AXA-MPS Danni	Acquired	50.00 +1 voting right	50.00
Portugal
AXA Portugal Companhia de Seguros SA		99.61	99.37	99.61	99.37
AXA Portugal Companhia de Seguros de Vida SA		95.09	94.89	95.09	94.89
Seguro Directo		100.00	100.00	100.00	100.00
Morocco
AXA Assurance Maroc	Minority interest acquisition	100.00	100.00	100.00	51.00
Turkey
AXA Oyak Hayat Sigorta AS		100.00	50.00	100.00	50.00
AXA Oyak Sigorta AS		70.96	35.48	70.96	35.48
Switzerland
AXA Compagnie d'Assurances sur la Vie	Merged with Winterthur Life	-	-	100.00	100.00
AXA Compagnie d'Assurances	Merged with Winterthur Swiss Insurance P&C	_	_	100.00	100.00
Winterthur Life		100.00	100.00	100.00	100.00
Winterthur-ARAG Legal Assistance		66.67	66.67	66.67	66.67
Winterthur Swiss Insurance Company Holding		100.00	100.00	100.00	100.00
Winterthur Swiss Insurance P&C		100.00	100.00	100.00	100.00
Greece
AXA Insurance Life	Acquired	99.57	99.57	-	-
AXA Insurance P&C	Acquired	99.57	99.57	-	-
Central and Eastern Europe
Winterthur Czech Republic Pension Funds		79.97	79.97	79.97	79.97
Winterthur Czech Republic Insurance		65.01	65.01	65.01	65.01
Winterthur Hungary		65.00	65.00	65.00	65.00
Winterthur Poland		65.00	65.00	65.00	65.00
Winterthur Poland Pension Funds		70.00	70.00	70.00	70.00
Winterthur Slovakia		100.00	100.00	88.21	88.21

		December 31, 2007		December 31,2006
International Insurance (entities having worldwide activities)	Change in scope	Voting rights	Ownership interest	Voting rights	Ownership interest
AXA Corporate Solutions Assurance (sub-group)		98.75	98.75	98.75	98.75
AXA Cessions		100.00	100.00	100.00	100.00
AXA Assistance SA (sub-group)		100.00	100.00	100.00	100.00
AXA Global Risks UK		100.00	100.00	100.00	100.00
Saint-Georges Ré		100.00	100.00	100.00	100.00
AXA LM Switzerland		100.00	100.00	100.00	100.00
Winplan	Disposed	-	-	100.00	100.00
Harrington	Deconsolidated	-	-	100.00	100.00

		December 31, 2007		December 31, 2006
Asset Management (entities having world- wide activities)	Change in scope	Voting rights	Ownership interest	Voting rights	Ownership interest
AXA Investment Managers (sub-group)(a)		95.04	95.02	94.82	94.58
AllianceBernstein (sub-group)		63.18	63.18	60.28	60.28
Winterthur Investment Management AG		100.00	95.02	100.00	100.00
(a) Including Framlington.

		December 31, 2007		December 31, 2006
Banking	Change in scope	Voting rights	Ownership interest	Voting rights	Ownership interest
France
AXA Banque		100.00	99.89	100.00	99.92
AXA Banque Financement		65.00	64.93	65.00	64.95
Germany
AXA Bank AG		100.00	100.00	100.00	96.52
Belgium
AXA Bank Belgium		100.00	99.92	100.00	99.92
Hungary
ELLA Bank	Acquired	100.00	99.92	-	-

		December 31, 2007		December 31, 2006
Other Financial Services	Change in scope	Voting rights	Ownership interest	Voting rights	Ownership interest
France
Compagnie Financière de Paris		100.00	100.00	100.00	100.00
Sofinad		100.00	99.99	100.00	99.99
The Netherlands
Holland Homes I	Disposed	-	-	100.00	100.00
Holland Homes II	Disposed	-	-	100.00	100.00
Holland Homes III	Disposed	-	-	100.00	100.00
Holland Homes IV	Disposed	-	-	100.00	100.00

The main changes to the Group scope of consolidation in
2007 are described below.

Main acquired entities in 2007 are :

-    Thinc Group(ex-Thinc Destini) in the United Kingdom,

-    Venture Preference Ltd (Smart and Cook, Stuart
Alexander and Layton Blackham) in the United Kingdom,

-    Alpha Insurance in Greece,

-    Ifyobo Automobile Insurance in South Korea,

-    AXA-MPS Vita and Danni in Italy,

-    ELLA Bank in Hungary.

The cumulative opening balance sheet for the main entities
acquired over the period is shown in Note 5.

Winterthur's U.S. Property and Casualty subsidiary,
which was acquired at the end of 2006 with the intention
to sale it within the following 12 months, was consolidated
at December 31, 2006 and classified under "Assets held for
sale". The sale was closed during the first half of 2007 and the subsidiary is no longer part of the scope of consolidation.

On October 31,2007, AXA closed the sale of Winterthur Life
Taiwan Branch (WLTB), to China Life Insurance Co Ltd., a
life insurance company incorporated in Taiwan.

On September 5, 2007, AXA completed the sale of its
Dutch operations, comprising 100% of AXA Netherlands,
Winterthur Netherlands and DBV Netherlands.

Consolidated investment and investment funds
Consolidated investment funds represented total invested
assets of €110,162 million at the end of 2007 (€98,124 million at the end of 2006 and €78,812 million at the end of 2005),
corresponding to 294 funds, mainly in France, the United
Kingdom, Switzerland, Germany, Japan, Australia and the
Mediterranean Region, and in majority relating to the Life
& Savings segment.

The 35 consolidated real estate companies corresponded to
total invested assets of €9,226 million at the end of 2007
(€9,425 million at the end of 2006 and €6,977 million at the end of 2005), mainly in France and Germany.

The 6 consolidated CDOs represented total investments
of €1,024 million at the end of 2007 (€1,410 million at the
end of 2006 and €1,806 million at the end of 2005). These
CDO's are consolidated in AXA's Balance Sheet in line with
IFRS rules even though AXA's investments in these CDO's
assets represented only approximately €212 million out of
the €1,024 million.

Given the nature of the Group activities (no securitization of
AXA's own invested assets) the current market conditions

did not lead to the consolidation of off balance sheet special purpose vehicles originated by the Group.

In most investment funds (particularly open-ended investment funds), minority interests do not meet the definition of
shareholders' equity. They are therefore presented as liabilities under "Minority interests of controlled investment funds and puttable instruments held by minority interest holders". At
December 31,2007, minority interests in controlled investment funds amounted to €7,116 million (€6,099 million at December 31,
2006 and €4,326 million at December 31,2005).

2.1.2. Proportionately consolidated companies

		December 31, 2007		December 31, 2006
Life & Savings and Property & Casualty	Change in scope	Voting rights	Ownership interest	Voting rights	Ownership interest
France
Natio Assurances		50.00	49.96	50.00	49.96
NSM Vie		39.98	39.98	39.98	39.98
Fonds Immobiliers Paris Office Funds		50.00	49.91	50.00	49.91

2.1.3. Investments in companies consolidated by equity method
Companies consolidated by equity method listed below exclude investment funds and real estate entities :

		December 31, 2007		December 31, 2006
	Change in scope	Voting rights	Ownership interest	Voting rights	Ownership interest
France
Argovie		95.23	95.01	95.23	95.01
Banque de Marchés et d'Arbitrages		27.71	27.70	27.71	27.70
Asia/Pacific
AXA Affin General Insurance Bernard	Fully consolidated	-	-	50.48	50.48
Philippines AXA Life Insurance Corporation		45.00	24.24	44.98	23.70
Krungthai AXA Life Insurance Company Ltd		50.00	26.93	50.00	26.34
AXA Mimmetals Assurance Co Ltd	Newly consolidated	51.00	39.47	-	-
PT AXA Mandiri Financial Services		51.00	27.47	51.00	26.87

AXA announced on December 21, 2007 that the Group
had reached an agreement with Reso Garantia's ("RESO")
shareholders to acquire a 36.7% stake in the company for
a total cash consideration of around €810 million. As part
of this agreement, AXA will have the option to buy out the
remaining stake through calls exercisable in 2010 and 2011.
This transaction is expected to be completed during the first half of 2008 and therefore is not recognized in the financial statements as at December 31, 2007.

Investment funds and real estate entities consolidated by equity method
At December 31, 2007, real estate companies consolidated
by equity method represented total assets of €538 million
(€693 million at the end of 2006, including €298 million
relating to real estate companies arising from the Winterthur acquisition and €234 million at the end of 2005) and
investment funds consolidated by equity method represented
total assets of €1,234 million, mainly in France and the United
States (€1,376 million at the end of 2006 and €1,346 million at the end of 2005).

2.2. CONSOLIDATED ENTITIES
RELATING TO SPECIFIC OPERATIONS

Securitization of mortgage loans in the life portfolio of
DBV in the Netherlands
The Holland Homes mortgage securitization structures
previously set up by Winterthur Group were consolidated
within DBV's operations in the Netherlands. Such structures
were no longer recognized following the sale of AXA's
operations in the Netherlands.

Acacia
The Acacia SPV is consolidated within the operations of AXA
France Vie. This structure was put in place for 5 years in
order to improve AXA France Vie assets/liabilities adeguacy
ratio by ceding receivables resulting from eligible insurance operations against cash. The main impact is a €250 million
increase in the AXA Group's other liabilities, and a parallel increase in receivables.

Securitization of motor insurance portfolios
On December 9, 2005, AXA announced the closing of the
€200 million securitization of its French motor insurance
portfolio. Since the threshold for transferring risk to the
financial markets was not reached, the recognition of this
operation in AXA's consolidated financial statements mainly
involves the consolidation of the vehicle carrying the portion subscribed by AXA, and the recognition on the balance sheet
under other liabilities of a €200 million deposit received from reinsurers.

On July 6,2007, AXA announced the closing of the €450 million securitization of its pan-European motor insurance portfolio
(diversified portfolio spread across 4 countries: Belgium,
Germany, Italy and Spain). AXA consolidated its €82 million
stake in the vehicle carrying the junior tranches.

Through securitization, AXA has transferred to the financial markets the potential deviation of the cost of claims on the securitized insurance portfolios above certain thresholds.

AXA Japan
In 2002, AXA Japan transferred 102 buildings with net book
value of JPY 40 billion to a fund owned by a third party and
AXA Japan for JPY 43 billion, with a view to sell the buildings to other parties.

Due to AXA Japan's continuing involvement in managing
these buildings, the Group is considered to retain almost all of the risks and benefits relating to ownership of the transferred assets, and so the assets have been kept on the balance
sheet. The remaining assets relating to this transaction kept on the balance sheet at the end of 2007 totaled JPY 7 billion
(€44 million).

Matignon Finances
AXA set up an intra-group financing and cash management
company. This company entered the scope of consolidation
in 2005.

NOTE 3 > SEGMENTAL INFORMATION

AXA has five operating business segments: Life & Savings,
Property & Casualty, International Insurance, Asset
Management and Banking. An additional "Holding companies"
segment includes all non-operational activities. The financial information relating to AXA's business segments and holding
company activities is consistent with the presentation
provided in the consolidated financial statements.

Life & Savings: AXA offers a broad range of Life & Savings
products including individual and group savings retirement
products, life and health products. They comprise traditional term and whole life insurance, immediate annuities and
investment products (including endowments, savings-
related products, such as variable life and variable annuity products).

Property & Casualty: This business segment includes a
broad range of products including mainly motor, household,
property and general liability insurance for both personal and commercial customers (commercial customers being mainly
small to medium-sized companies). In some countries, this
segment includes health products.

International Insurance: This segment's operations include
insurance products that specifically relate to AXA Corporate
Solutions Assurance. These products provide coverage to
large national and international corporations. The segment
also includes assistance activities and the group's run-

off management activities, managed by AXA Liabilities
Managers, including risks underwritten by AXA RE relating
to 2005 and prior underwriting years. Years after 2005 are
covered by a treaty ceding 100% of the reinsurance business
to Paris Re.

The Asset Management segment's include diversified asset
management (including investment fund management)
and related services, which are provided to a variety of
institutional investors and individuals, including AXA's
insurance companies.

The Banking Segment includes banking activities conducted
primarily in France and Belgium.

From 2007 on, the Holding companies segment (that includes
all non-operational activities), also includes some financial vehicles including certain Special-Purpose Entities such
as consolidated CDOs, formerly disclosed as part of the
segment "Other Financial Services" which has been renamed
"Banking". This change has been applied retrospectively to
previous years presented.

In this document, "Insurance" covers the three insurance
segments: Life & Savings, Property & Casualty and International
Insurance. The term "Financial Services" includes both the
Asset Management segment and the Banking segment.

3.1. SEGMENTAL BALANCE SHEET

3.1.1. Assets

							(In Euro million)
	December 31, 2007
	Life & Savings	Property & Casualty	International Insurance	Asset Management	Banking	Holdings companies(b)	Inter- segment eliminations	TOTAL
Intangible assets	27,987	7,538	65	4,522	170	444	-	40,726
Investments	527,406	56,973	9,238	1,130	5,180	14,414	(16,254)	598,087
Reinsurer's share in insurance and investment contracts liabilities	4,846	2,349	4,380	_	_	_	(261)	11315
Other assets & receivables(a)	14,568	809	4,668	2,529	17,818	43,009	(11,282)	72,119
Assets held for sale including discontinued operations	680	_	_	_	_	_	_	680
TOTAL ASSETS	575,488	67,669	18,351	8,180	23,168	57,866	(27,797)	722,927
Of which:
France	141,709	17,450	-	-	-	-	-	159,158
United States	113,521	-	-	-	-	-	-	113,521
United Kingdom	101,878	10,053	-	-	-	-	-	111,931
Japan	36,699	-	-	-	-	-	-	36,699
Germany	58,314	10,325	-	-	-	-	-	68,639
Belgium	26,648	10,687	-	-	-	-	-	37,335
Switzerland	41,006	3,826	-	-	-	-	-	44,833
Other countries and other transnational activities	55,714	15,328	18,351	8,180	23,168	57,866	(27,797)	150,811
TOTAL ASSETS	575,488	67,669	18,351	8,180	23,168	57,866	(27,797)	722,927

(a) Including cash and cash equivalents, deposits and guarantees, various debtors and assets covering employee benefit liabilities.

(b) Including SPEs and CDOs previously disclosed in the Other Financial services segment which has been renamed "Banking".

							(In Euro million)
	December 31, 2006 Restated(a)
	Life & Savings	Property & Casualty	International Insurance	Asset Management	Banking	Holding companies(c)	Inter- segment eliminations	TOTAL
Intangible assets	27,814	6,228	66	4,834	71	364	-	39,377
Investments	525,316	54,996	9,770	665	8,472	12,604	(12,621)	599,203
Reinsurers' share in insurance and investment contracts liabilities	5,055	2,269	4,985	-	-	-	(272)	12,038
Other assets & receivables(b)	18,028	708	4,916	4,469	15,295	41,115	(10,872)	73,658
Assets held for sale including discontinued operations	235	3,098	-	-	-	-	-	3,333
TOTAL ASSETS	576,449	67,299	19,737	9,967	23,838	54,083	(23,764)	727,609
Of which:
France	136,092	16,924	-	-	-	-	-	153,016
United States	120,215	-	-	-	-	-	-	120,215
United Kingdom	107,125	10,135	-	-	-	-	-	117,259
Japan	39,422	-	-	-	-	-	-	39,422
Germany	57,847	10,179	-	-	-	-	-	68,026
Belgium	24,991	10,669	-	-	-	-	-	35,660
Switzerland	41,342	5,168	-	-	-	-	-	46,510
Other countries and other transnational activities	49,415	14,224	19,737	9,967	23,838	54,083	(23,764)	147,500
TOTAL ASSETS	576,449	67,299	19,737	9,967	23,838	54,083	(23,764)	727,609

(a) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group has adjusted certain items impacting the allocation of Winterthur purchase price.

(b) Including cash and cash equivalents, deposits and guarantees, various debtors and assets covering employee benefit liabilities.

(c) Including SPEs and CDOs previously disclosed in the Other Financial services segment which has been renamed "Banking".

							(In Euro million)
	December 31, 2005 Restated(c)
	Life & Savings(b)	Property & Casualty	International Insurance	Asset Management	Banking	Holding companies(b)	Inter- segment eliminations	TOTAL
Intangible assets(c)	22,977	3,470	169	4,972	70	363	(10,874)	32,023
Investments	414,933	41,054	9,870	421	6,418	7,670		469,492
Reinsurer's share in insurance and investment contracts liabilities	4,356	2,014	3,015	-	-	-	(298)	9,087
Other assets & receivables(a)	15,157	5,125	3,119	3,842	12,460	31,914	(6,346)	65,271
Assets held for sale including discontinued operations	100	2	-	-	-	-	-	102
TOTAL ASSETS	457,523	51,665	16,173	9,235	18,949	39,947	(17,517)	575,974
Of which
France	124,756	15,758	-	-	-	-	-	140,514
United States	123,290	-	-	-	-	-	-	123,290
United Kingdom(c)	83,748	9,629	-	-	-	-	-	93,377
Japan	34,405	-	-	-	-	-	-	34,405
Germany	34,103	8,383	-	-	-	-	-	42,486
Belgium	19,454	7,493	-	-	-	-	-	26,947
Other countries and other transnational activities	37,767	10,403	16,173	9,235	18,949	39,947	(17,517)	114,956
TOTAL ASSETS	457,523	51,665	16,173	9,235	18,949	39,947	(17,517)	575,974
(a) Including cash and cash equivalents, deposits and guarantees, various debtors and assets covering employee benefit liabilities.

(b) Including SPEs and CDOs previously disclosed in the Other Finanacial Services segment which has been renamed "Banking".

(c) As described in note 1.12.2, the adoption in 2006 of FRS 27 in the UK led to adjustments to 2005. The effect of these adjustments is set out in note 14.

3.1.2. Liabilities

							(In Euro million)
	December 31, 2007
	Life & Savings	Property & Casualty	International Insurance	Asset Management	Banking	Holding companies(b)	Inter- segment eliminations	TOTAL
Liabilities arising from insurance contracts(a)	366,487	47,138	11,058	-	-	-	(320)	424,363
Liabilities arising from investment contracts(a)	111,161	-	-	-	-	-	-	111,161
Unearned revenues and unearned fees reserves	2,232	-	-	-	-	-	-	2,232
Liabilities arising from policyholder's participation	19,121	205	-	-	-	-	(4)	19,322
Derivatives relating to insurance and investment contracts	(196)	-	9	-	-	-	-	(187)
Provisions for risks and charges	4,988	2,376	277	207	168	638	-	8,654
Financing debt	3,218	220	503	550	540	15,923	(10,098)	10,856
Deferred tax liability	4,013	1,043	174	118	(5)	191	-	5,534
Payables	48,041	11,696	6,194	5,171	22,441	15,841	(17,375)	92,008
Liabilities from held for sale including discontinued operations	61	9	-	-	-	-	-	70
TOTAL LIABILITIES EXCLUDING CONSOLIDATED SHAREHOLDERS' EQUITY	559,125	62,687	18,216	6,046	23,144	32,593	(27,797)	674,014

(a) Also includes changes in liabilities arising from insurance contracts and investment contracts where the financial risk is borne by policyholders.

(b) Including SPEs and CDOs previously disclosed in the Other Financial Services segment which has been renamed "Banking".

							(In Euro million)
	December 31, 2006 Restated (a)
	Life & Savings	Property & Casualty	International Insurance	Asset Management	Banking	Holding companies(c)	Inter- segment eliminations	TOTAL
Liabilities arising from insurance contracts(b)	374,506	46,275	11,888	-	-	-	(323)	432,345
Liabilities arising from investment contracts(b)	100,856	-	543	-	-	-	-	101,399
Unearned revenues and unearned fees reserves	2,080	-	-	-	-	-	-	2,080
Liabilities arising from policyholder's participation	24,764	184	-	-	-	-	(8)	24,940
Derivatives relating to insurance and investment contracts	(130)	-	(33)	-	-	-	-	(163)
Provisions for risks and charges	4,788	2,844	307	166	159	580	-	8,845
Financing debt	2,512	36	454	644	531	13,514	(8,344)	9,347
Deferred tax liability	4,978	1,526	193	102	-	62	-	6,861
Payables	44,651	11,114	6,160	6,596	23,101	13,217	(14,861)	89,976
Liabilities from held for sale including discontinued operations	-	1,812	-	-	-	-	-	1,812
TOTAL LIABILITIES EXCLUDING CONSOLIDATED SHAREHOLDERS' EQUITY	559,005	63,789	19,513	7,508	23,792	27,373	(23,536)	677,443
OF WHICH WINTERTHUR TOTAL LIABILITIES EXCLUDING SHAREHOLDER'S EQUITY	93,669	14,787	1,612	4	2,885	2,018	(3,763)	111,212

(a) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group has adjusted certain items impacting the allocation of Winterthur purchase price.

(b) Also includes changes in liabilities arising from insurance contracts and investment contracts where the financial risk is borne by policyholders.

(c) Including SPEs and CDOs previously disclosed in the Other Financial Services segment which has been renamed "Banking".¨

							(In Euro million)
	December 31, 2005 Restated(d)
	Life & Savings	Property & Casualty	International Insurance	Asset Management	Banking	Holding companies(b)	Inter- segment eliminations	TOTAL
Liabilities arising from insurance contracts(a)(d)	292,796	36,151	12,014	-	-	-	(355)	340,605
Liabilities arising from investment contracts(a)(d)	82,742	-	-	-	-	-	-	82,742
Unearned revenues and unearned fees reserves(d)	1,726	-	-	-	-	-	-	1,726
Liabilities arising from policyholder's participation(d)	23,278	19	-	-	-	-	(13)	23,284
Derivatives relating to insurance and investment contracts	(147)	-	(1)	-	-	-	-	(148)
Provisions for risks and charges	5,221	2,699	93	99	168	481	-	8,761
Financing debt(c)	3,011	130	738	783	490	12,607	(9,853)	7,906
Deferred tax liability(d)	5,057	1,270	239	233	27	512	-	7,338
Payables	30,252	6,686	2,545	5,836	18,184	8,266	(7,296)	64,473
Liabilities from held for saleincluding discontinued operations	-	-	-	-	-	-	-	-
TOTAL LIABILITIES EXCLUDING CONSOLIDATED SHAREHOLDERS' EQUITY	443,936	46,954	15,628	6,951	18,869	21,866	(17,517)	536,686

(a) Also includes changes in liabilities arising from insurance contracts and investment contracts where the financial risk is borne by policyholders.

(b) Including SPEs and CDOs previously disclosed in the Other Financial Services segment which has been renamed "Banking".

(c) As described in note 1.11.2, perpetual subordinated notes have been reclassified under shareholders' equity in 2006 with retrospective application to 2005. Details are provided in note 13.

(d) As described in note 1.12.2, the adoption in 2006 of FRS 27 in the UK led to adjustments to 2005. The effect of these adjustments is set out in note 14.

3.2. SEGMENTAL CONSOLIDATED STATEMENT OF INCOME

							(in Euro million)
	December 31, 2007
	Life & Savings	Property & Casualty	International Insurance	Asset Management	Banking	Holding companies(a)	Inter- segment eliminations	TOTAL
Gross written premiums	57,807	25,101	3,497	-	-	-	(289)	86,116
Fees and charges relating to investment contracts with no participating features	740	-	-	-	-	-	-	740
Revenues from insurance activities	58,548	25,101	3,497	-	-	-	(289)	86,857
Net revenues from banking activities	-	-	-	-	369	6	(39)	336
Revenues from other activities	1,332	79	205	5,283	5	1	(465)	6,441
Total revenues	59,879	25,180	3,703	5,283	374	7	(793)	93,633
Change in unearned premiums net of unearned revenues and fees	(278)	(362)	28	-	-	-	-	(612)
Net investment income	14,898	2,059	353	78	4	675	(598)	17,470
Net realized investment gains and losses	4,196	953	(0)	8	-	107	-	5,264
Change in fair value of financial instruments at fair value through profit & loss	4,691	(75)	38	(22)	-	(550)	3	4,084
Change in financial instruments impairment	(655)	(251)	(6)	-	-	(14)	-	(927)
Net investment result excluding financing expenses	23,129	2,687	385	64	4	217	(595)	25,891
Technical charges relating to insurance activities	(70,595)	(16,723)	(2,525)	-	-	-	254	(89,590)
Net result from outward reinsurance	32	(599)	(555)	-	-	-	74	(1,047)
Bank operating expenses	-	-	-	-	(55)	(2)	-	(57)
Acquisition costs	(3,744)	(4,652)	(319)	-	-	-	10	(8,705)
Amortization of the value of purchased business in force	(357)	-	-	-	-	-	-	(357)
Administrative expenses	(3,514)	(2,452)	(351)	(3,647)	(322)	(529)	351	(10,462)
Change in tangible assets impairment	(0)	3	(0)	(0)	-	-	-	2
Change in goodwill impairment and other intangible assets impairment	(58)	(89)	-	-	(1)	-	-	(148)
Other income and expenses	(231)	(24)	31	(251)	33	(70)	114	(397)
Other operating income and expenses	(78,465)	(24,536)	(3,718)	(3,898)	(344)	(601)	803	(110,760)
Income from operating activities before tax	4,265	2,969	396	1,449	34	(377)	(584)	8,152
Income arising from investments in associates - Equity method	6	5	1	-	-	2	-	13
Financing debts expenses	(91)	(13)	(22)	(39)	(26)	(864)	583	(471)
Operating income before tax	4,180	2,961	375	1,411	8	(1,239)	(1)	7,695
Income tax	(994)	(693)	(129)	(424)	(1)	458	1	(1783)
Net operating result	3,186	2,267	245	987	7	(781)	-	5,911
Result from discontinued operations net of tax	-	-	-	-	-	480	-	480
Net consolidated income	3,186	2,267	245	987	7	(301)	-	6,391
Split between:
Net income Group share	2,899	2,218	243	588	6	(287)	-	5,666
Minority interests share in net consolidated result	287	49	3	399	1	(14)	-	725

(a) Including SPEs and CDOs previously in the Other Financial Services segment which has been renamed "Banking".

						(In Euro million)
	December 31, 2006(a)
	Life & Savings	Property & Casualty	International Insurance	Asset Management	Banking	Holding companies(b)	Inter- segment eliminations	TOTAL
Gross written premiums	48,275	19,548	3,625	-	-	-	(149)	71,299
Fees and charges relating to investment contracts with no participating features	608	-	-	-	-	-	-	608
Revenues from insurance activities	48,883	19,548	3,625	-	-	-	(149)	71,907
Net revenues from banking activities	-	-	-	-	394	4	(22)	376
Revenues from other activities	1,076	52	186	4,781	6	-	(417)	5,684
Total revenues	49,959	19,600	3,811	4,781	400	4	(588)	77,966
Change in unearned premiums net of unearned revenues and fees	(229)	(139)	(84)	-	-	-	-	(452)
Net investment income	12,125	1,562	300	85	-	540	(429)	14,184
Net realized investment gains and losses	3,443	594	132	50	-	6	-	4,225
Change in fair value of financial instruments at fair value through profit & loss	14,687	50	35	47	-	(482)	-	14,338
Change in financial instruments impairment	(134)	(47)	(2)	-	-	(9)	-	(192)
Net investment result excluding financing expenses	30,122	2,159	465	182	-	55	(429)	32,555
Technical charges relating to insurance activities	(68,999)	(12,697)	(2,272)	-	-	-	(90)	(83,877)
Net result from outward reinsurance	(27)	(629)	(893)	-	-	-	99	(1,450)
Bank operating expenses	-	-	-	-	(89)	11	-	(78)
Acquisition costs	(3,095)	(3,712)	(300)	-	-	-	(2)	(7,108)
Amortization of the value of purchased business in force	(274)	-	-	-	-	-	-	(274)
Administrative expenses	(2,822)	(1,826)	(345)	(3,288)	(305)	(409)	290	(8,705)
Change in tangible assets impairment	7	11	-	-	-	1	-	18
Change in goodwill impairment and other intangible assets impairment	-	-	(12)	-	-	-	-	(12)
Other income and expenses	(166)	(18)	4	(264)	16	(206)	116	(518)
Other operating income and expenses	(75,375)	(18,872)	(3,819)	(3,552)	(378)	(603)	594	(102,004)
Income from operating activities before tax	4,477	2,748	374	1,412	22	(544)	(423)	8,066
Income arising from investments in associates - Equity method	12	22	-	-	-	-	-	34
Financing debts expenses	(106)	(8)	(22)	(33)	(23)	(704)	423	(473)
Operating income before tax	4,383	2,762	352	1,379	(1)	(1,248)	-	7,626
Income tax	(1,285)	(769)	(105)	(362)	12	518	-	(1,991)
Net operating result	3,098	1,993	247	1,017	11	(730)	-	5,635
Result from discontinued operations net of tax	77	45	-	-	-	-	-	123
Net consolidated income	3,175	2,038	247	1,017	11	(730)	-	5,758
Split between:
Net income Group share	2,957	1,977	244	610	10	(712)	-	5,085
Minority interests share in net consolidated result	218	61	3	407	1	(17)	-	673

(a) As described in note 1.10, the contribution of discontinued operations is stated on a separate line of the income statement.

(b) Including SPEsand CDOs previously disclosed in the Other Financial Services segment which has been renamed "Banking".

							(In Euro million)
	December 31,2005 Restated (a)(b)
	Life & Savings(b)	Property & Casualty	International Insurance	Asset Management	Banking	Holding(d)	Inter- segment eliminations	TOTAL
Gross written premiums	42,978	18,638	3,725	-	-	-	(145)	65,196
Fees and charges relating to investment contracts with no participating features	509	-	-	-	-	-	-	509
Revenues from insurance activities	43,487	18,638	3,725	-	-	-	(145)	65,705
Net revenues from banking activities	-	-	-	-	437	4	(13)	428
Revenues from other activities	1,107	43	178	3,783	-	-	(380)	4,731
Total revenues	44,595	18,681	3,903	3,783	437	4	(538)	70,865
Change in unearned premiums net of unearned revenues and fees(b)	(165)	(272)	(33)	-	-	-	(3)	(473)
Net investment income	11,762	1,414	357	27	-	430	(311)	13,681
Net realized investment gains and losses	2,847	490	133	33	-	2	-	3,506
Change in fair value of financial instruments at fair value through profit & loss(c)	15,611	82	(6)	11	-	19	(3)	15,715
Change in financial instruments impairment	(105)	(84)	(3)	-	-	(16)	-	(208)
Net investment result excluding financing expenses	30,115	1,902	482	72	-	435	(314)	32,693
Technical charges relating to insurance activities(b)	(64,668)	(12,187)	(3,796)	-	-	-	36	(80,614)
Net result from outward reinsurance	(6)	(565)	317	-	-	-	130	(125)
Bank operating expenses	-	-	-	-	(64)	3	-	(61)
Acquisition costs(b)	(2,826)	(3,327)	(316)	-	-	-	16	(6,453)
Amortization of the value of purchased business in force	(557)	-	-	-	-	-	-	(557)
Administrative expenses	(2,967)	(1,915)	(322)	(2,807)	(289)	(407)	207	(8,501)
Change in tangible assets impairment	(4)	(1)	3	-	-	-	-	(3)
Change in goodwill impairment and other intangible assets impairment	(70)	-	-	-	-	-	-	(70)
Other income and expenses	(16)	14	18	(18)	17	(196)	103	(78)
Other operating income and expenses	(71,115)	(17,981)	(4,096)	(2,825)	(336)	(600)	492	(96,462)
Income from operating activities before tax	3,430	2,330	256	1,029	101	(161)	(363)	6,623
Income arising from investments in associates - Equity method	10	3	1	-	-	6	-	20
Financing debts expenses(c)	(119)	(11)	(30)	(21)	(20)	(643)	363	(480)
Operating income before tax	3,322	2,323	227	1,008	80	(798)	-	6,163
Income tax(b)(c)	(820)	(553)	(41)	(280)	(20)	261	-	(1,454)
Net operating result	2,502	1,770	186	727	61	(536)	-	4,709
Result from discontinued operations net of tax	72	25	-	-	-	-	-	97
Net consolidated income	2,573	1,795	186	727	61	(536)	-	4,806
Split between:
Net income Group share	2,404	1,737	184	411	60	(478)	-	4,318
Minority interests share in net consolidated result	169	58	2	317	1	(59)	-	488

(a) As described in note 1.10, the contribution of discontinued operations is stated on a separate line of the income statement.

(b) As described in note 1.12.2, the adoption in 2006 of FRS 27 in the UK led to adjustments to 2005. The effect of these adjustments is set out in note 14.

(c) As described in note 1.11.2, perpetual subordinated notes have been reclassified under shareholders' equity in 2006 with retrospective application to 2005. Details are provided in note 13.

(d) Including SPEs and CDOs previously disclosed in the Other Financial Services segment which has been renamed "Banking".

NOTE 4 > FINANCIAL AND INSURANCE RISK
MANAGEMENT

All of the following paragraphs form an integral part of the
Group financial statements. They appear in Section 4.2
"Quantitative and Qualitative Disclosures About Market
Risk and Risk Factors" and Section 2.4 "Liquidity and capital resources" sections of this Annual Report:

4.1.  RISK MANAGEMENT
ORGANIZATION

Please refer to pages 176 to 177 of the "Quantitative and
Qualitative Disclosures About Market Risk and Risk Factors"
section.

4.2.  MARKET RISKS (INCLUDING
SENSITIVITY ANALYSES)

Please refer to pages 178 to 186 of the "Quantitative and
Qualitative Disclosures About Market Risk and Risk Factors"
section.

4.3. CONTROLLING EXPOSURE AND
INSURANCE RISK

Please refer to pages 187 to 189 of the "Quantitative and
Qualitative Disclosures About Market Risk and Risk Factors"
section.

4.4. CREDIT RISK

Please refer to pages 190 to 192 of the "Quantitative and
Qualitative Disclosures About Market Risk and Risk Factors"
section, except for the breakdown of CDS by underlying bond
rating on page 191.

4.5.  LIQUIDITY AND CAPITAL
RESOURCES

Please refer to pages 110 to 113, "Liquidity and capital
resources" section.

NOTE 5 > GOODWILL

5.1. GOODWILL

An analysis of goodwill is presented in the table below:

									(in Euro million)
	Transaction year	Gross value December 31, 2007	Accumulated impairment December 31, 2007	Net value December 31, 2007	Gross value December 31, 2006 Restated(a)	Accumulated impairment December 31, 2006	Net value December 31, 2006 Restated(a)	Gross value December 31, 2005	Accumulated impairment December 31, 2005	Net value December 31, 2005
AXA-MPS Vita and Danni	2007	465	-	465	-	-	-	-	-	-
Alpha Insurance	2007	123	-	123	-	-	-	-	-	-
ELLA Bank (Hungary)	2007	53	-	53	-	-	-	-	-	-
United Kingdom Non life brokers(c)	2007	246	-	246	-	-	-	-	-	-
Swiftcover	2007	321	-	321	-	-	-	-	-	-
Thinc Group	2006	58	-	58	-	-	-	-	-	-
Winterthur	2006	2,574	-	2,574	2,793	-	2,793	-	-	-
MLC	2006	103	-	103	116	-	116	-	-	-
AXA Framlington	2005	87	-	87	87	-	87	142	-	142
Seguro Directo	2005	31	-	31	31	-	31	31	-	31
MONY	2004	182	-	182	220	-	220	246	-	246
IPAC	2002	210	-	210	191	-	191	109	-	109
AXA Equity & Law	2001	348	-	348	385	-	385	377	-	377
Sterling Grace	2001	128	-	128	130	-	130	142	-	142
AXA Financial, Inc. (minority buyout)	2000	2,571	-	2,571	2,885	-	2,885	3,223	-	3,223
Sanford C. Bernstein(d)	2000	3,219	-	3,219	3,574	-	3,574	3,675	-	3,675
SLPH (AXA UK Holdings) (minority buyout)	2000	1,388	-	1,388	1,541	-	1,541	1,525	-	1,525
Nippon Dantaï (AXA Nichidan)(b)	2000	1,119	59	1,060	1,225	64	1,161	1,343	70	1,273
AXA China Region (minority buyout)	2000	218	-	218	246	-	246	274	-	274
AXA Aurora (minority buyout)	2000	120	-	120	120	-	120	120	-	120
AXA Rosenberg	1999	93	-	93	112	-	112	117	-	117
Guardian Royal Exchange (Albingia)	1999	676	-	676	695	-	695	691	-	691
Royale Belge	1998	452	-	452	547	33	514	547	33	514
UAP	1997	705	-	705	631	-	631	534	-	534
Others		878	1	878	683	14	669	576	7	568
TOTAL		16,367	59	16,308	16,213	112	16,101	13,670	111	13,559
of which:					-	-	-	-	-	-
Life & Savings		7,576	59	7,517	7,980	64	7,916	6,736	70	6,666
Property & Casualty		4,352	1	4,352	3,619	35	3,584	2,090	35	2,055
International Insurance		7	-	7	15	12	3	20	5	15
Asset Management		4,199	-	4,199	4,505	-	4,505	4,733	-	4,733
Others		233	-	233	94	-	94	91	-	91

(a) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group has adjusted certain items impacting the allocation of Winterthur purchase price.

(b) Following a revaluation of deferred tax assets booked at the time of the Nippon Dantaï acquisition, goodwill was reduced by an equivalent amount (€70 million in 2005).

(c) Corresponding to Venture Preference Limited.

(d) Including the goodwill in connection with the put to re-purchase units of the former shareholders of Sanford C. Bernstein.

Cumulative amortization booked under French GAAP at
December 31, 2003 was deducted from the gross value.
Goodwill presented in the table above also includes the
balancing entry for the revaluation of minority interests
relating to buyout commitments recognized as liabilities under the "Minorities of controlled investments funds and puttable instruments held by minority interest holders" caption.
- The amounts relating to the puts owned by minority
shareholders in Sanford C. Bernstein and presented in

the Sanford C. Bernstein item of the table above totaled
€328 million at December 31, 2007 (€785 million at
December 31, 2006 and €559 million at December 31,
2005).
- Goodwill relating to puts owned by minority shareholders in former Winterthur subsidiaries in Central and Eastern Europe and disclosed in the Winterthur item of the above table was
recorded on the Group's balance sheet at December 31,
2007 for €81million (€71 million at December 31, 2006).

5.2. CHANGE IN GOODWILL

5.2.1. Goodwill - Change in gross value

					(in Euro million)
	Gross value January 1, 2007	Acquisitions during the period	Disposals during the period	Goodwill adjustments	Currency translation adjustment	Other changes(a)	Gross value December 31, 2007
AXA MPS Vita and Danni	-	465	-	-	-	-	465
Alpha Insurance	-	123	-	-	-	-	123
ELLA Bank (Hungary)	-	54	-	-	(1)	-	53
United Kingdom Non life brokers(c)	-	264	-	-	(17)	-	246
Swiftcover	-	344	-	-	(23)	-	321
Thinc Group	-	62	-	-	(4)	-	58
Winterthur(b)	2,793	-	(160)	4	(67)	4	2,574
MLC	116	-	-	-	(13)	-	103
AXA Framlington	87	-	-	-	-	-	87
Seguro Directo	31	-	-	-	-	-	31
Mony	220	-	-	(16)	(22)	-	182
IPAC	191	12	-	6	(1)	3	210
AXA Equity & Law(b)	385	-	(5)	-	(32)	-	348
Sterling Grace	130	-	-	-	(2)	-	128
AXA Financial, Inc. (minority buyout)	2,885	-	-	(11)	(303)	-	2,571
Sanford C. Bernstein	3,574	-	-	(14)	(378)	38	3,219
SLPH (AXA UK Holdings) (minority buyout)	1,541	-	-	(33)	(120)	-	1,388
Nippon Dantaï (AXA Nichidan)	1,225	-	-	-	(106)	-	1,119
AXA China Region (minority buyout)	246	-	-	-	(28)	-	218
AXA Aurora (minority buyout)	120	-	-	-	-	-	120
AXA Rosenberg	112	-	-	-	(19)	-	93
Guardian Royal Exchange	695	-	-	-	(18)	-	676
Royale Belge(b)	547	-	(96)	-	-	-	452
UAP(d)	631	96	-	-	(23)	-	705
Others	683	155	(1)	79	(32)	(6)	878
TOTAL	16,213	1,573	(261)	14	(1,209)	38	16,367
Of which:
Life & Savings	7,980	445	(179)	(49)	(624)	3	7,576
Property & Casualty	3,619	916	(83)	-	(109)	10	4,353
International Insurance	15	4	-	-	-	(12)	7
Asset Management	4,505	155	-	(26)	(473)	38	4,199
Others	94	54	-	88	(3)	-	233

(a) Including the impact of exercises and revaluations of minority interest buyout commitments.

(b) The decrease in 2007 corresponds to the disposal of the Netherlands operations.

(c) Corresponding to Venture Preference Limited.

(d) The increase is due to the minority buyout of AXA Konzern AG.

					(in Euro million)
	Gross value January 1, 2006	Acquisitions during the period Restated(a)	Disposals during the period	Goodwill adjustments	Currency translation adjustment	Other changes(b)	Gross value December 31, 2006 Restated(a)
Winterthur	-	2,793	-	-	-	-	2,793
MLC	-	121	-	-	(6)	-	116
Framlington	142	-	-	-	-	(54)	87
Seguro Directo	31	-	-	-	-	-	31
MONY	246	-	-	-	(26)	-	220
IPAC(c)	109	86	-	(1)	(3)	-	191
AXA Equity & Law	377	-	-	-	8	-	385
Sterling Grace	142	-	-	-	(12)	-	130
AXA Financial, Inc. (minority buyout)	3,223	-	-	-	(338)	-	2,885
Sanford C. Bernstein	3,675	-	-	-	(400)	298	3,574
SLPH (AXA UK Holdings) (minority buyout)	1,525	-	-	-	17	(1)	1,541
Nippon Dantaï (AXA Nichidan)	1,343	-	-	-	(118)	-	1,225
AXA China Region (minority buyout)	274	-	-	-	(28)	-	246
AXA Aurora (minority buyout)	120	-	-	-	-	-	120
AXA Rosenberg	117	5	-	-	(10)	-	112
Guardian Royal Exchange	691	-	-	-	4	-	695
Royale Belge	547	-	-	-	-	-	547
UAP	534	92	-	-	5	-	631
Others	576	122	(1)	3	(38)	20	683
TOTAL 2006	13,670	3,221	(1)	2	(943)	264	16,213
TOTAL 2005	12,244	189	(152)	9	1,153	225	13,670

TOTAL 2006	13,670	3,221	(1)	2	(943)	264	16,213
Of which:
Life & Savings	6,736	1,698	-	(1)	(457)	5	7,980
Property & Casualty	2,090	1,504	(1)	-	5	20	3,619
International Insurance	20	-	-	-	-	(5)	15
Asset Management	4,733	19	-	-	(490)	244	4,505
Others	91	-	-	3	(1)	-	94

(a) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group has adjusted certain items impacting the allocation of Winterthur purchase price.

(b) Including the impact of exercises and revaluations of minority interests buyout commitments.

(c) Including €83 million due to the acquisition of Tynan Mackenzie in 2006.

5.2.2. Goodwill - Change in impairment

						(in Euro million)
	Cumulative impairment January 1, 2007	Increase in impairment during the period	Increase in impairment relating to goodwill created on acquisitions during the period	Write back of impairment of goodwill sold during the period	Accumulated impairment losses transferred out relating to goodwill transferred in the "held for sale" category	Currency translation adjustment	Other changes	Cumulative impairment December 31, 2007
Nippon Dantaï (AXA Nichidan)	64	-	-	-	-	(6)	-	59
Royale Belge(a)	33	-	-	(33)	-	-	-	-
Others	14	-	-	-	-	-	(13)	1
TOTAL	112	-	-	(33)	-	(6)	(13)	59
Of which:
Life & Savings	64	-	-	-	-	(6)	-	59
Property & Casualty	35	-	-	(33)	-	-	(1)	1
International Insurance	12	-	-	-	-	-	(12)	-
Asset Management	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-

(a) The decrease in 2007 corresponds to the disposal of the Netherlands operations.

						(in Euro million)
	Cumulative impairment January 1, 2006	Increase in impairment during the period	Increase in impairment relating to goodwill created on acquisitions during the period	Write back of impairment of goodwill sold during the period	Accumulated impairment losses transferred out relating to goodwil l transferred in the "held for sale" category	Currency translation adjustment	Other changes	Cumulative impairment December 31, 2006
Nippon Dantaï (AXA Nichidan)	70	-	-	-	-	(6)	-	64
Royale Belge	33	-	-	-	-	-	-	33
Others	7	-	-	-	-	-	7	14
TOTAL 2006	111	-	-	-	-	(6)	7	112
TOTAL 2005	40	-	-	-	-	-	70	111

TOTAL 2006	111	-	-	-	-	(6)	7	112
Of which:
Life & Savings	70	-	-	-	-	(6)	-	64
Property & Casualty	35	_	_	_	_	_	_	35
International Insurance	5	-	-	-	-	-	7	12
Asset Management	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-

5.3. OTHER INFORMATION
RELATING TO GOODWILL
Goodwill is mainly attributable to the following business
combinations and entities:

5.3.1. Acquisitions during the period
The main acquisitions of the year 2007 were the following:

-  Acquisition of 100% of Alpha Insurance (a subsidiary
of Alpha Bank) for €255 million. AXA and Alpha Bank,
Greece's second largest bank, have signed a long-term
exclusive agreement to pursue and strengthen the existing
bancassurance partnership. The transaction closed on
March 28, 2007.

At December 31, 2007, the goodwill had a net value of
€123 million.

-  AXA UK completed the acquisition of Thinc Group (formerly
Thinc Destini), by increasing its stake in Thinc Destini to
100% for €51 million. This company's main business is
brokerage of Life & Savings products.

At December 31, 2007, the goodwill had a net value of
€58 million.

-  AXA UK acquired a 95.4% interest in insurance brokers
Stuart Alexander, Layton Blackham and Smart & Cook
for €282 million. These three companies will operate under
the same structure, Venture Preference Ltd, retaining their
status as independent Property & Casualty insurance
brokers.

At December 31, 2007, the goodwill had a net value of
€246 million.

-  On February 7, 2007, AXA U.K. announced that it was to
acquire the U.K.'s only 100% online insurer, Swiftcover,
jointly owned by international insurer Primary Group
and Swiftcover's management for €359 million. The
transaction was closed on March 22, 2007. Swiftcover is
a business targeting the U.K. Personal direct market, with
net inflows of 120,000 policies in 2006. The upfront cash
consideration for Swiftcover amounted to €112 million,
with an additional potential earn-out of €244 million
maximum over the next 4 years, based on policy volume
and combined ratio level.

At December 31, 2007, the goodwill had a net value of
€321 million.

-  On May 22 , 2007, AXA acquired 75% of Kyobo Auto for
an amount of KRW 88 billion (€70 million). The company
has a leading position in the South Korean direct Motor
insurance market with annual revenues of KRW 476 billion
(€374 million) in 2007 and a market share above 30%. As
of the end of the year, the group's ownership reached 90%
following the buyback of minority interests.

At December 31, 2007, the goodwill had a net value of
€53 million.

-  On March 17, 2007, AXA Holdings Belgium SA reached
an agreement with ELLA Holdings S.A. and its main
shareholder Royalton Capital Investors to acquire 100% of
the Hungarian retail bank ELLA and its affiliates. Originally specialized in on-line banking and today the fastest growing bank in terms of volume and number of mortgage loans in
Hungary, ELLA is the 6th largest supplier of mortgage loans
in the country with total assets of €375 million at the end
of 2006. The combination of AXA Hungary's operations,
the 5th largest company in the pensions market, with
those of ELLA Bank is intended to emulate the successful
business model of AXA in Belgium. The transaction was
closed on July 27,2007 and the purchase price amounted
to €123 million.

At December 31, 2007, the goodwill had a net value of
€53 million.

- AXA and BMPS finalized a long-term agreement (announced
in March 2007) in life and non-life bancassurance as well
as in pension business in Italy on October 19, 2007 after
having received all required regulatory approvals. As part
of this agreement, AXA acquired 50% of MPS Vita (Life
& Savings) and MPS Danni (Property & Casualty), 50% of
BMPS open pension funds business and will manage the
insurance companies' assets (€13 billion as of year-end
2006) and open pension funds' assets (€0.3 billion as of
year-end 2006).

AXA has management control of the partnership, including
the CEO appointment. AXA also holds the majority of
voting rights (50% +1 voting right) at the ordinary general
meetings. There is equal representation of AXA and BMPS
on the Board of the insurance companies, however AXA
benefits from a casting vote except on certain matters for
which BMPS holds veto rights given the use of its banking
network for the distribution of the products. As a result,
AXA fully consolidates the newly owned companies with
the recognition of minority interests in the net income and
shareholders' equity amounting to 50% of consolidated
amounts.

Total cash consideration paid by AXA in this transaction
was €1,165 million.

The transaction gave rise to :

• A value of the business in force (€71 million gross of
minority interests and net of tax) to be amortized over
the useful life of the underlying products.

• A value of the distribution agreement (€581 million gross
of minority interests and net of tax) in relation with the
future new business measured on the basis of the product
mix previously underwritten (as the partnership would
be exited at full appraisal value, and the value of the
distribution agreement was clearly identified and will still be at exit date, it was measured separately and considered
as having an indefinite useful life (not amortized and
tested at least annually for impairment)).

• A goodwill amounting to €465 million.

The closing date of the transaction was October 19, 2007
and the opening balance sheet was as of December 31,
2007. This option was taken in order to allow MPS Vita
and Danni to comply with AXA's reporting processes and
deadlines which are shorter than the one's MPS had in the
past while the 2 months' activity did no have any significant impact on the financial statements.

Assets and liabilities at the acquisition dates of Swiftcover, Thinc Destini, Alpha Insurance, ELLA bank, AXA-MPS Vita	and AXA-MPS Danni, Stuart Alexander, Layton Blackham and Smart & Cook totaled:

(in Euro million)
At acquisition date	Fair value of assets and liabilities
Deferred acquisition costs and equivalent	27
Intanqible assets	1,218
Investments	17,365
Other assets	1,325
Assets held for sale including discontinued operations	-
TOTAL ASSETS (EXCLUDING GOODWILL)	19,934
Liabilities arisinq from insurance and investment contracts	16,861
Provisions for risks and charqes	21
Other payables	1,439
Liabilities held for sale including discontinued operations	-
TOTAL LIABILITIES	18,321
Total Net Asset Value	1,613
Minority interests	703
Total Net Acquired Asset Value	910
ACQUISITION COST
Share purchase price	1,888
Deferred consideration	307
Cost attributable	28
Acquisition cost	2,222
Goodwill	1,312

5.3.2. Disposals during the period
Winterthur's U.S. Property & Casualty subsidiary, which was acquired at the end of 2006 with the intention to sell within the following 12 months, was consolidated at December
31,2006 and classified under "Assets held for sale". The sale closed on May 31,2007 for €920 million. The transaction did
not lead to the recognition of realized gains.

On July 25, 2007, AXA announced it had reached an
agreement with China Life Insurance Co Ltd., a life insurance company incorporated in Taiwan, for the sale of Winterthur
Life Taiwan Branch (WLTB). In 2006, WLTB had a 0.35%
market share. The transaction was closed on October 31,
2007. As the purchase opening balance sheet of Winterthur
was adjusted with the actual transaction price, the transaction did not lead to the recognition of realized gains.

A memorandum of understanding on the disposal of AXA
Netherlands, Winterthur Netherlands and DBV Netherlands
was signed during the first half of 2007. The assets and
liabilities of these companies, which were still consolidated at June 30, 2007, were included under "Assets/liabilities
held for sale and Assets/liabilities relating to discontinued
operations". The subsidiary Vinci BV was not part of this disposal agreement. AXA announced on September 5,2007 that it had
successfully completed the sale for a total cash consideration of €1,797 million, leading to a total amount of realized gain of
€406 million included in the line "Result from discontinued
operations net of tax" of group statement of net income, in
addition to the contribution of Dutch operations until the sale.

5.3.3. Winterthur acquisition (2006) and 2007
adjustments to the opening balance sheet
In accordance with IFRS 3, all assets, liabilities and contingent liabilities of Winterthur were provisionally estimated at fair value based on their position at December 31, 2006.

Winterthur was acquired shortly before the 2006 financial
year-end and additional information obtained since the time
of the acquisition has led to a review of certain items affecting the allocation of the purchase price during the year 2007,
i.e. within 12 months following the acquisition as specified by IFRS 3.

A provisional goodwill amounting to €2,762 million excluding the goodwill related to put options held by minority
shareholders of Winterthur's former subsidiaries in Central
and Eastern Europe (see note 5.1) was recognised at the time of the initial allocation of the purchase price. Based on new information obtained during the year 2007, goodwill was
increased by €32 million, to €2,793 million. This increase
in goodwill was due to adjustments to the Swiss pension
schemes, the sale of Winterthur Life Taiwan Branch to China
Life Insurance Company, Ltd. (Taiwan) and adjustments in
reserves mainly in Belgium and Germany. These adjustments
and the sale of the former Winterthur's subsidiaries in the
Netherlands led to a geographical goodwill reallocation
between the remaining held entities.

On December 22, 2006, AXA completed its acquisition of
Winterthur after having received all regulatory authorizations following the signature of an agreement on June 14, 2006
with the Credit Suisse Group whereby AXA would buy 100% of
Winterthur for a CHF12.3 billion (€7.9 billion) consideration in cash. In addition, AXA refinanced CHF1.1 billion (€0.7 billion)
of loans granted by the Credit Suisse Group to Winterthur.

The Group financed this transaction with a balanced mix
of equity and debt. AXA raised €4.1 billion cash through a
share capital increase in July 2006, and a further €3.8 billion through issues of deeply subordinated debts in July, October and December in Euro, Sterling, Australian and US dollars
(see note 13).

Intangible assets totaling €3,449 million gross were
identified. They included :

-  €2,307 million gross relating to the value of purchased
business in-force, consisting of the present value of future profits on contracts already in-force at the acquisition date.
The present value of future profits took into consideration
the cost of capital and was estimated using actuarial
assumptions based on projections made at purchase date but
also using a discount rate that includes a risk premium,

-  €1,141 million gross of Life & Savings and Property & Casualty customer relationships intangible. For both Life & Savings
and Property & Casualty activities, it represents the value
of future cash flows expected from renewals and the cross-
selling of new products to customers known and identified
at the time of the acquisition. In the Property & Casualty
business, these projections include assumptions regarding
claims, expenses and financial revenues. For Life & Savings, it was estimated on the basis of the new business value
when the portion relating to customers with inforce policies can be identified, measured and recognized separately.

These intangible assets are amortized over the residual life of the contracts.

The residual goodwill mainly represented expected synergies, especially cost cuttings and other customer-related items that could not be measured reliably or recognized separately.

5.3.4. Transactions of recent past periods
Acquisition of MLC Hong Kong and Indonesia (2006)
On May 8, 2006, AXA Asia Pacific Holdings (AXA APH)
announced that it had completed the acquisition of MLC Hong
Kong and MLC Indonesia. The purchase price was €340 million.
This led to the recognition of €116 million of goodwill and €194 million of intangible assets (Value of purchased Business In force), for a total of €309 million (net of tax).

At December 31, 2007, goodwill on this entity totaled
€103 million.

Acquisition of Citadel (2006)
On March 1, 2006, AXA Canada acquired Citadel for
€221 million, generating initial goodwill of €99 million.

At December 31, 2007, goodwill on this entity totaled
€98 million.

Buyout of minorities - AXA Konzern AG (2007 and 2006)
On July 5, 2007, AXA finalized definitive settlements with
all claimants in litigations seeking nullity and avoidance

(Nichtigkeits- und Anfechtungsklagen) of the squeeze-out
resolutions adopted by the general meetings of AXA Konzern
AG and Kölnische Verwaltungs-AG für Versicherungswerte
AG on July 20 and July 21 2006, respectively. In parallel,
AXA Konzern finalized in 2007 the squeeze-out of the
minority shareholders of its life insurance companies AXA
Lebensversicherung AG (0.86% of the share capital) and
Deutsche Ärzteversicherung AG (2.13% of the share capital).
These squeeze-out resolutions are now effective and AXA
holds 100% of the shares of these four subsidiaries.
Following registration of these squeeze-outs, further litigation with minority shareholders on valuation issues is expected in a compensation review procedure (Spruchverfahren) under
German law.

The total investment to reach a 100% ownership in AXA
Konzern, KVAG, AXA Lebensversicherung and Deutsche
Ärzteversicherung starting from the situation as at January 1,
2006 amounted to €367 million.

The additonal goodwill generated by these transactions
amounted to €96 million in 2007.

Buyout of minorities - Tynan Mackenzie (2006)
On September 27, 2006, AXA Asia Pacific Holdings (AXA
APH) acquired 66.7% of Tynan Mackenzie for €99 million.
AXA APH had acquired a 33.3% stake in Tynan Mackenzie
in January 2002 for €16 million, generating initial goodwill of €14 million.

At December 31, 2007, goodwill on this entity totaled
€12 million.

Acquisition of Framlington (2005)
On October 31, 2005, AXA Investment Managers acquired
the Framlington Group for £208 million (€303 million). This
transaction led to the recognition of £91 million intangibles net of tax and gross of minority interest (€133 million) and goodwill of £97 million (€142 million).

At December 31, 2007, this goodwill had a net value of
€87 million.

Acquisition of Seguro Directo (2005)
On October18, 2005, AXA acquired the insurance company
Seguro Directo. The total transaction consideration was
€42 million. This transaction gave rise to goodwill of
€31 million.

At December 31, 2007, the net value of this goodwill was
€31 million.

5.3.5. Assets/ Liabilities held for sale and Assets/
Liabilities relating to discontinued operations
No entities are presented as held for sale activities at
December 31, 2007. The related captions only include real
estate properties held for sale. All entities previously shown on these line items were sold within 12 months.

NOTE 6 > VALUE OF PURCHASED LIFE BUSINESS
INFORCE

The change in Value of Business Inforce ("VBI") in the Life & Savings segment was as follows:

	(in Euro million)
	2007	2006 Restated (a)(b)	2005(b)
Gross carrying value as at January 1	8,110	5,760	5,474
Accumulated amortization and impairment	(2,686)	(2,444)	(1,821)
Shadow accounting on VBI	(394)	(694)	(530)
Net carrying value as at January 1	5,030	2,623	3,123
Increase following Life portfolio acquisitions	-	-	-
Decrease following Life portfolio disposals	-	-	-
Increase following new subsidiaries' acquisitions	105	2,555	-
Decrease following subsidiaries' disposals	-	-	-
Decrease following the transfer of portfolios as "held for sale" category	-	-	-
Impacts on VBI of changes in scope and portfolios transfers	105	2,555	-
VBI capitalization	7	7	8
Capitalized interests	155	135	152
Amortization and impairment for the period	(519)	(416)	(717)
Changes in VBI amortization, capitalization and impairment	(357)	(274)	(557)
Change in shadow accounting on VBI	111	291	(161)
Currency translation	(278)	(123)	180
Other changes	(238)	(41)	36
Net carrying value as at December 31	4,373	5,030	2,623
Gross carrying value as at December 31	7,449	8,110	5,760
Accumulated amortization and impairment	(2,809)	(2,686)	(2,444)
Shadow accounting on VBI	(266)	(394)	(694)

(a) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group has adjusted certain items impacting the allocation of Winterthur purchase price.

(b) As described in note 1.10, the contribution of discontinued operations is stated on a separate line of the income statement.

In 2007, the €105 million increase in VBI following new
subsidiaries' acquisitions related to AXA-MPS Vita and Danni, and the impact of other changes was due to the Netherlands
operations disposal (€238 million).

In 2006, the €2,555 million increase in VBI following new
subsidiaries' acquisitions consisted of €2,307 million relating to Winterthur and €248 million relating to MLC Hong Kong.

In 2005, amortization included an exceptional charge of €219 million in Japan, reflecting a change in future financial assumptions.

NOTE 7 > DEFERRED ACQUISITION COSTS
AND EQUIVALENT

7.1. BREAKDOWN OF DEFERRED ACQUISITION COSTS (DAC) AND EQUIVALENT

		(in Euro million)
	December 31, 2007	December 31, 2006	December 31, 2005 Restated(c)
Net deferred acquisition costs relating to Life & Savings(a)(c)	14,045	13,653	13,249
Net rights to future managements fees(b)	1,236	1,152	960
Shadow accounting on DAC	(291)	(606)	(889)
Deferred acquisition costs and equivalent relating to Life & Savings	14,990	14,199	13,320
Deferred acquisition costs and equivalent relating to Property & Casualty and International Insurance	1,767	1,697	1,447
Net deferred acquisition costs and equivalent	16,757	15,896	14,767

(a) Applicable to Life & Savings insurance contracts and investment contracts with discretionary participation features according to IFRS 4. Amounts net of accumulated amortization.

(b) Applicable to investment contracts with no discretionary participation features.

(c) As described in note 1.12.2, in 2006 the adoption of FRS 27 in the United Kingdom has led to adjustments to 2005. The effects of these adjustments are set out in note 14.

In 2006, the increase in deferred acquisition costs and
equivalent in the Property & Casualty and International
Insurance businesses was mainly due to the Winterthur
acquisition (€284 million).

In accordance with practices used in past acquisitions,
and based on previous accountinq methods that are still

authorized under IFRS for insurance contracts, deferred
acquisition costs in the Winterthur's Property & Casualty
business have been maintained on the balance sheet. The
value of unearned premiums net of these costs represents
an estimate of the fair value of these Property & Casualty
liabilities.

7.2. ROLLFORWARD OF DEFERRED ACQUISITION COSTS AND EQUIVALENT -
LIFE & SAVINGS

Changes in deferred acquisition costs and equivalent for Life & Savings were as follows:

				(in Euro million)
	December 31, 2007		December 31, 2006(d)		December 31, 2005 Restated(d)
	Life & Savings Deferred Acquisition Costs(a)	Rights to future management fees(b)	Life & Savings Deferred Acquisition Costs (a)(c)	Rights to future management fees (b)	Life & Savings Deferred Acquisition Costs(a)(c)	Rights to future management fees(b)
Life & Savings deferred acquisition costs and equivalent net carrying value as at January 1	13,047	1,152	12,360	960	10,273	692
Amortization and impairment for the period(c)	(2,121)	(180)	(1,956)	(92)	(1,630)	(60)
Capitalized interests for the period	639	-	623	-	588	-
DAC and similar costs capitalization for the period	3,104	362	2,501	265	2,225	309
Changes in amortization, capitalization and impairment	1,622	183	1,168	173	1,185	249
Shadow accounting on DAC	306	-	262	-	(86)	-
Currency translation	(940)	(98)	(833)	19	915	19
Other changes(c)	(281)	-	89	-	74	(1)
Life & Savings deferred acquisition costs and equivalent net carrying value as at December 31	13,754	1,236	13,047	1,152	12,360	960
TOTAL	14,990		14,199		13,320

(a) Relating to contracts subject to IFRS 4, i.e. insurance contracts and investment contracts with discretionary participating features.

(b) Applicable to investment contracts with no discretionary participation features.

(c) As described in note 1.12.2, in 2006 the adoption of FRS 27 in the United Kingdom has led to adjustments to 2005. The effects of these adjustments are set out in note 14.

(d) As described in note 1.10, the contribution of discontinued operations is stated on a separate line of the income statement

In 2007, the €-281 million in other changes was mainly due to the Netherlands disposal (€-279 million).

7.3. DEFERRED ACQUISITION COSTS AND EQUIVALENT,
NET OF AMORTIZATION, UNEARNED REVENUE RESERVES
AND UNEARNED FEE RESERVES - LIFE & SAVINGS

The value of Life & Savings deferred acquisition costs and equivalent, net of amortization, unearned revenue reserves and unearned fee reserves, was as follows:

						(in Euro million)
	December 31, 2007		December 31, 2006		December 31, 2005 Restated(c)
	Life & Savings Deferred Acquisition Costs(a)	Rights to future management fees(b)	Life & Savings Deferred Acquisition Costs(a)	Rights to future management fees(b)	Life & Savings Deferred Acquisition Costs(a)	Rights to future management fees(b)
DAC and equivalent(c)	13,754	1,236	13,047	1,152	12,360	960
of which shadow DAC	(291)	-	(606)	-	(889)	-
Unearned revenues and unearned fees reserves(c)	1,823	409	1,741	339	1,532	194
of which shadow unearned revenues reserves	(138)	_	(291)	_	(431)	_
DAC net of unearned revenues and unearned fees reserves	11,931	827	11,306	813	10,828	766
TOTAL for all types of contracts	12,758		12,119		11,594

DAC = Deferred Acquisition Costs.

(a) Relating to contracts subject to IFRS 4, i.e. insurance contracts and investment contracts with discretionary participating features.

(b) Applicable to investment contracts with no discretionary participation features (IAS 39).

(c) As described in note 1.12.2, the adoption of FRS 27 in the United Kingdom has led to adjustments to 2005. The effects of these adjustments are set out in note 14.

NOTE 8 > OTHER INTANGIBLE ASSETS

8.1. BREAKDOWN OF OTHER INTANGIBLE ASSETS

Other intangible assets represented €3,288 million net value at December 31, 2007 and mainly included:

				(in Euro million)
	Gross value	Accumulated amortization	Impairment	Net Value December 31, 2007	Net Value December 31, 2006	Net Value December 31, 2005
Software capitalized	1,652	(1,186)	(1)	465	430	392
Intangible assets recognized in business combinations	2,896	(143)	(34)	2,718	1,817	599
Other intangible assets	188	(83)	-	105	103	83
TOTAL INTANGIBLE ASSETS	4,735	(1,412)	(35)	3,288	2,350	1,074

8.2. BREAKDOWN OF INTANGIBLE ASSETS RECOGNIZED
IN BUSINESS COMBINATIONS

			(in Euro million)
	December 31, 2007
	Gross value	Accumulated amortization	Impairment	Net value
AXA-MPS Vita and Danni	785	-	-	785
ELLA Bank (Hungary)	43	(1)	-	42
Alpha insurance	97	(3)	-	94
United Kingdom Non life brokers	88	(10)	-	77
Thinc Group	42	(6)	-	36
Winterthur	1,095	(76)	-	1,019
AXA Rosenberg	250	(7)	-	243
Citadel	21	(4)	-	17
MONY	73	(23)	(34)	16
Swiftcover	34	(3)	-	30
Other	368	(9)	-	359
TOTAL	2,896	(143)	(34)	2,718

			(in Euro million)
	December 31, 2006
	Gross value	Accumulated amortization	Impairment	Net value
Winterthur	1,142	_	_	1,142
AXA Rosenberg	273	(8)	-	265
Citadel	20	(2)	-	18
MONY	110	(22)	(8)	81
Others	313	(1)	-	312
TOTAL	1,857	(32)	(8)	1,817

8.3. CHANGE IN INTANGIBLE ASSETS RECOGNIZED
IN BUSINESS COMBINATIONS

								(in Euro million)
	Net value at January 1, 2007	Acquisition during the period	Purchase increases following adjustments	Amortization and impairment allowance	Disposal during the period	Purchase decreases following adjustments	Amortization and impairment write back following disposal	Currency impact	Net value at December 31, 2007
AXA-MPS Vita and Danni	-	785	-	-	-	-	-	-	785
ELLA Bank (Hungary)	-	44	-	(1)	-	-	-	-	42
Alpha insurance	-	97	-	(3)	-	-	-	-	94
United Kingdom Non life brokers	_	94	_	(11)	_	_	_	(5)	77
Thinc Group	-	45	-	(7)	-	-	-	(3)	36
Winterthur	1,142	(16)	-	(77)	-	(8)	-	(21)	1,019
AXA Rosenberg	265	-	-	-	-	-	-	(22)	243
Citadel	18	-	-	(2)	-	-	-	1	17
MONY	81	-	-	(33)	(27)	-	-	(4)	16
Swiftcover	-	36	-	(4)	-	-	-	(2)	30
Other	312	58	-	(7)	-	-	-	(3)	359
TOTAL	1,817	1,142	-	(145)	(27)	(8)	-	(60)	2,718

							(in Euro million)
	Net value at January 1, 2006	Acquisition during the period	Purchase increases following adjustments	Amortization and impairment allowance	Disposal during the period	Purchase decreases following adjustments	Amortization and impairment write back following disposal	Currency impact	Net value at December 31, 2006
Winterthur	-	1,142	-	-	-	-	-	-	1,142
AXA Rosenberg	182	-	78	-	-	-	-	5	265
Citadel	-	19	-	-	-	-	-	(1)	18
MONY	106	-	-	(15)	-	-	-	(10)	81
Others	311	2	-	-	-	-	-	-	312
TOTAL	599	1,163	78	(16)	-	-	-	(7)	1,817

NOTE 9 > INVESTMENTS

Certain real estate properties (see note 1), available-for-sale investments, trading assets, instruments designated as at fair value through P&L and all derivatives are measured at fair
value in the financial statements. In addition, this note also discloses the fair value of real estate properties and financial assets held at cost.

Real estate
Fair value is usually based on valuations conducted by
qualified property surveyors. They are based on a multi-
criteria approach and their frequency and terms are often
based on local regulations.

Financial instruments
The Group applies the IAS39 fair value hierarchy as described below. Fair values of financial assets traded on active markets are determined using quoted market prices when available.
A financial instrument is regarded as quoted in an active
market if quoted prices are readily and regularly available
from an exchange, dealer, broker, industry group, pricing
service or regulatory agency and those prices represent
actual and regularly occurring market transactions on an
arm's length basis.

The fair values of financial instruments that are not traded in an active market are estimated:

- using external and independent pricing services such as
brokers or arranging banks for example in the case of
CDOs, or

- determined using valuation techniques.

Valuation techniques are subjective in nature and significant judgement is involved in establishing fair values for financial assets. They involve various assumptions regarding the
underlying price, yield curve, correlations, volatility, default rates and other factors. Unlisted equity securities are
based on cross checks using different methodologies such
as discounted cash flows techniques, price earning ratios
multiples, adjusted net asset values, taking into account
recent transactions on similar assets if any. The use of
valuation techniques and assumptions could produce different estimates of fair value. However, valuations are determined
using generally accepted models (discounted cash flows,
Black & Scholes models...) based on quoted market prices
for similar instruments or underlyings (index, credit spread...)
whenever such directly observable data are available, and
valuations are adjusted for liquidity and credit risk.

Note 9.9 provides a detail of held assets measured at fair
value valued by reference to an active market and those
valued on the basis of valuation techniques.

9.1. BREAKDOWN OF INVESTMENTS Each investment item is presented net of the effect of hedging derivatives (IAS 39) and economic hedging derivatives that	do not form part of a hedge relationship as defined by IAS 39 (excluding macro hedging derivatives and other derivatives).

Details of the effect of derivatives are provided in section 19.3.

							(in Euro million)
	December 31,2007
	Insurance			Other activities			Total
	Fair value	Net book value	% (value balance sheet)	Fair value	Net book value	% (value balance sheet)	Fair value	Net book value	% (value balance sheet)
Investment properties at amortized cost	17,778	12,045	2.06%	1,867	1,776	12.96%	19,645	13,821	2.31%
Investment properties at fair value through profit & loss(c)	4,137	4,137	0.71%	-	-	-	4,137	4,137	0.69%
Macro hedge and other derivatives	-	-	-	-	-	-	-	-	-
Investment properties	21,915	16,182	2.77%	1,867	1,776	12.96%	23,782	17,958	3.00%
Fixed maturities held to maturity	-	-	-	-	-	0.00%	-	-	0.00%
Fixed maturities available for sale	241,766	241,766	41.38%	4,935	4,935	36.01%	246,701	246,701	41.26%
Fixed maturities at fair value through profit & loss(c)	55,152	55,152	9.44%	822	822	6.00%	55,974	55,974	9.36%
Fixed maturities held for trading	120	120	0.02%	1,019	1,019	7.44%	1,139	1,139	0.19%
Non quoted fixed maturities (amortized cost)	-	-	-	-	-	-	-	-	-
Fixed maturities	297,039	297,039	50.84%	6,775	6,775	49.44%	303,814	303,814	50.81%
Equities available for sale	33,350	33,350	5.71%	2,546	2,546	18.58%	35,896	35,896	6.00%
Equities at fair value through profit & loss(c)	19,322	19,322	3.31%	271	271	1.98%	19,593	19,593	3.28%
Equities held for trading	127	127	0.02%	325	325	2.37%	452	452	0.08%
Equities	52,799	52,799	9.04%	3,141	3,141	22.92%	55,940	55,940	9.36%
Non controlled investment funds available for sale	3,449	3,449	0.59%	142	142	1.03%	3,591	3,591	0.60%
Non controlled investment funds at fair value through profit & loss(c)	2,298	2,298	0.39%	134	134	0.98%	2,433	2,433	0.41%
Non controlled investment funds held for trading	135	135	0.02%	8	8	0.06%	143	143	0.02%
Non controlled investment funds	5,882	5,882	1.01%	284	284	2.07%	6,166	6,166	1.03%
Other assets held by consolidated investment funds designated at fair value through profit & loss	4,358	4,358	0.75%	166	166	1.21%	4,524	4,524	0.76%
Macro hedge and other derivatives	(27)	(27)	N/A	1,312	1,312	9.58%	1,285	1,285	0.21%
Financial investments	360,051	360,051	61.63%	11,679	11,679	85.23%	371,730	371,730	62.17%
Loans held to maturity	-	-	-	-	-	-	-	-	-
Loans available for sale	926	926	0.16%	41	41	0.30%	968	968	0.16%
Loans designated at fair value through profit & loss(c)	39	39	0.01%	1	1	0.01%	40	40	0.01%
Loans held for trading	-	-	-	77	77	0.56%	77	77	0.01%
Mortgage loans	12,738	12,817	2.19%	1	1	0.01%	12,740	12,818	2.14%
Other loans(a)	11,310	11,395	1.95%	121	121	0.88%	11,430	11,515	1.93%
Macro hedge and other derivatives	-	-	-	7	7	0.05%	7	7	-
Loans	25,013	25,177	4.31%	248	248	1.81%	25,261	25,425	4.25%
Assets backing contracts where the financial risk is borne by policyholders	182,827	182,827	31.29%				182,827	182,827	30.58%
FINANCIAL ASSETS	589,806	584,237	100.00%	13,793	13,703	100.00%	603,599	597,939	100.00%
Financial investments and loans(b)	385,064	385,228	65.94%	11,926	11,926	87.04%	396,991	397,154	66.42%
-of which quoted	298,670	298,685	51.12%	8,507	8,507	62.09%	307,177	307,193	51.38%
-of which unquoted	86,394	86,543	14.81%	3,419	3,419	24.95%	89,813	89,962	15.05%
Financial assets (excluding those backing contracts where the financial risk is borne by policyholders)	406,979	401,410	68.71%
Life & Savings	343,656	338,623	57.96%
Property & Casualty	54,650	54,115	9.26%
International Insurance	8,673	8,672	1.48%

(a) Mainly includes policy loans.

(b) Excluding investments backing contracts where the financial risk is borne by policyholders.

(c) Use of fair value option.

							(in Euro million)
	December 31, 2006 Restated(d)
	Insurance			Other activites			Total
	Fair value	Net book value	% (value Balance sheet)	Fair value	Net book value	% (value Balance sheet)	Fair value	Net book value	% (value Balance sheet)
Investment properties at amortized cost	18,235	13,260	2.28%	731	548	3.36%	18,966	13,808	2.30%
Investment properties at fair value through profit & loss(c)	5,364	5,364	0.92%	608	608	3.73%	5,972	5,972	1.00%
Macro hedge and speculative derivatives	-	-	-	-	-	-	-	-	-
Investment properties	23,599	18,625	3.20%	1,339	1,156	7.09%	24,938	19,780	3.30%
Fixed maturities held to maturity	-	-	-	-	-	-	-	-	-
Fixed maturities available for sale	241,258	241,258	41.40%	5,645	5,645	34.64%	246,903	246,903	41.22%
Fixed maturities at fair value through profit & loss(c)	49,591	49,591	8.51%	182	182	1.11%	49,772	49,772	8.31%
Fixed maturities held for trading	94	94	0.02%	1,203	1,203	7.38%	1,297	1,297	0.22%
Non quoted fixed maturities (amortized cost)	10	10	-	1	1	0.01%	11	11	-
Fixed maturities	290,953	290,953	49.93%	7,031	7,031	43.15%	297,984	297,984	49.74%
Equities available for sale	35,604	35,604	6.11%	2,733	2,733	16.77%	38,337	38,337	6.40%
Equities at fair value through profit & loss(c)	22,050	22,050	3.78%	123	123	0.75%	22,173	22,173	3.70%
Equities held for trading	142	142	0.02%	332	332	2.04%	474	474	0.08%
Equities	57,797	57,797	9.92%	3,187	3,187	19.56%	60,984	60,984	10.18%
Non controlled investment funds available for sale	4,599	4,599	0.79%	226	226	1.39%	4,825	4,825	0.81%
Non controlled investment funds at fair value through profits & loss(c)	2,319	2,319	0.40%	155	155	0.95%	2,474	2,474	0.41%
Non controlled investment funds held for trading	80	80	0.01%	33	33	0.20%	113	113	0.02%
Non controlled investment funds	6,998	6,998	1.20%	414	414	2.54%	7,412	7,412	1.24%
Other assets held by controlled investment funds designated at fair value through profit & loss	3,144	3,144	0.54%	_	_	_	3,144	3,144	0.52%
Macro hedge and speculative derivatives	(175)	(175)	N/A	875	875	5.37%	701	701	0.12%
Financial investments	358,718	358,718	61.55%	11,507	11,507	70.62%	370,225	370,225	61.80%
Loans held to maturity	-	-	-	-	-	-	-	-	-
Loans available for sale	824	824	0.14%	26	26	0.16%	850	850	0.14%
Loans designated at fair value through profit & loss(c)	378	378	0.06%	2,768	2,768	16.99%	3,146	3,146	0.53%
Loans held for trading	-	-	-	227	227	1.39%	227	227	0.04%
Mortgage loans	13,178	13,079	2.24%	13	13	0.08%	13,190	13,092	2.19%
Other loans(a)	14,632	14,578	2.50%	592	591	3.63%	15,224	15,170	2.53%
Macro hedge and speculative derivatives	-	-	-	8	8	0.05%	8	8	-
Loans	29,012	28,860	4.95%	3,632	3,632	22.29%	32,644	32,492	5.42%
Assets backing contracts where the financial risk is borne by policyholders	176,562	176,562	30.30%				176,562	176,562	29.47%
FINANCIAL ASSETS	587,891	582,765	100.00%	16,479	16,295	100.00%	604,370	599,059	100.00%
Financial investments and loans(b)	387,730	387,578	66.51%	15,139	15,139	92.91%	402,869	402,717	67.22%
- of which quoted	298,074	298,074	51.15%	9,681	9,681	59.41%	307,755	307,755	51.37%
- of which unquoted	89,656	89,504	15.36%	5,458	5,458	33.49%	95,114	94,962	15.85%
Financial assets (excluding those backing contrats where the financial risk is borne by policyholders)	411,329	406,202	69.70%
Life & Savings	348,979	344,382	59.09%
Property & Casualty	53,600	53,071	9.11%
International Insurance	8,749	8,749	1.50%

(a) Mainly Includes policy loans.

(b) Excluding investments backing contracts where the financial risk is borne by policyholders.

(c) Use of fair value option.

(d) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group has adjusted certain items impacting the allocation of Winterthur purchase price.

In 2006, the integration of Winterthur increased total investments by €101,342 million.

								(in Euro million)
	December 31, 2005
	Insurance			Other activities			Total
	Fair value	Net book value	% (value Balance sheet)	Fair value	Net book value	% (value Balance sheet)	Fair value	Net book value	% (value Balance sheet)
Investment properties at amortized cost	11,256	7,832	1.71%	357	314	3.12%	11,613	8,146	1.74%
Investment properties at fair value through profit & loss(c)	4,979	4,979	1.08%	-	-	-	4,979	4,979	1.06%
Macro hedge and speculative derivatives	-	-	-	-	-	-	-	-	-
Investment properties	16,235	12,810	2.79%	357	314	3.12%	16,592	13,124	2.80%
Fixed maturities held to maturity	-	-	-	-	-	-	-	-	-
Fixed maturities available for sale	189,451	189,451	41.26%	5,739	5,739	56.91%	195,190	195,190	41.59%
Fixed maturities at fair value through profit & loss(c)	43,413	43,413	9.45%	737	737	7.30%	44,150	44,150	9.41%
Fixed maturities held for trading	142	142	0.03%	1,547	1,547	15.34%	1,689	1,689	0.36%
Non quoted fixed maturities (amortized cost)	20	20	0.00%	2	2	0.02%	22	22	-
Fixed maturities	233,027	233,027	50.75%	8,025	8,025	79.58%	241,052	241,052	51.37%
Equities available for sale	27,680	27,680	6.03%	571	571	5.67%	28,251	28,252	6.02%
Equities at fair value through profit & loss(c)	18,804	18,804	4.09%	48	48	0.48%	18,852	18,852	4.02%
Equities held for trading	101	101	0.02%	308	308	3.06%	409	409	0.09%
Equities	46,585	46,585	10.14%	928	928	9.20%	47,512	47,513	10.12%
Non controlled investment funds available for sale	3,221	3,221	0.70%	201	201	1.99%	3,422	3,422	0.73%
Non controlled investment funds at fair value through profit & loss(c)	1,917	1,917	0.42%	73	73	0.73%	1,990	1,990	0.42%
Non controlled investment funds held for trading	195	195	0.04%	22	22	0.22%	217	217	0.05%
Non controlled investment funds	5,333	5,333	1.16%	296	296	2.94%	5,629	5,629	1.20%
Other assets held by controlled investment funds designated at fair value through profit & loss	1,912	1,912	0.42%	_	_	_	1,912	1,912	0.41%
Macro hedge and speculative derivatives	(209)	(209)	N/A	198	198	1.97%	(11)	(11)	N/A
Financial investments	286,647	286,647	62.42%	9,447	9,447	93.68%	296,093	296,094	63.09%
Loans held to maturity	-	-	-	1	1	0.01%	1	1	-
Loans available for sale	-	-	-	23	23	0.23%	23	23	-
Loans designated at fair value through profit & loss(c)	125	125	0.03%	-	-	-	125	125	0.03%
Loans held for trading	-	-	-	248	248	2.46%	248	248	0.05%
Mortgage loans	7,548	7,230	1.57%	(38)	(38)	N/A	7,510	7,192	1.53%
Other loans(a)	11,054	10,977	2.39%	74	74	0.74%	11,129	11,051	2.35%
Macro hedge and speculative derivatives	-	-	-	15	15	0.15%	15	15	-
Loans	18,728	18,332	3.99%	323	323	3.20%	19,051	18,655	3.98%
Assets backing contracts where the financial risk is borne by policyholders	141,410	141,410	30.79%				141,410	141,410	30.13%
FINANCIAL ASSETS	463,020	459,200	100.00%	10,127	10,084	100.00%	473,146	469,284	100.00%
Financial investments and loans(b)	305,375	304,980	66.42%	9,770	9,770	96.88%	315,144	314,749	67.07%
- of which quoted	244,342	244,342	53.21%	8,741	8,741	86.69%	253,083	253,083	53.93%
- of which unquoted	61,032	60,637	13.20%	1,028	1,028	10.20%	62,061	61,665	13.14%
Financial assets (excluding those backing contrats where the financial risk is borne by policyholders)	321,609	317,790	69.21%
Life & Savings	272,271	268,885	58.56%
Property & Casualty	39,892	39,458	8.59%
International Insurance	9,447	9,447	2.06%

(a) Mainly Includes policy loans.

(b) Excluding investments backing contracts where the financial risk is borne by policyholders.
(c) Use of fair value option.

9.2. INVESTMENT PROPERTIES

Investment properties include buildings owned directly and
through consolidated real estate companies. Investment
properties stated at fair value on the balance sheet mainly
consist of assets backing UK with-profit contracts. They also include the unallocated portion of real estate companies,

part of which is used to back unit-linked contracts in which the financial risk is borne by policyholders.

Breakdown of the carrying value and fair value of investment properties at amortized cost, excluding the impact of all
derivatives:

													(in Euro million)
	December 31,2007					December 31,2006 Restated(a)					December 31,2005
	Gross value	Impairment	Accu- mulated impairment	Carrying value	Fair value	Gross value	impairment	Accu- mulated impairment	Carrying value	Fair value	Gross value	Impairment	Accu- mulated impairment	Carrying value	Fair value
Investment properties at amortized cost
Insurance	13,548	(1,357)	(166)	12,045	17,778	14,930	(1,473)	(197)	13,260	18,235	9,650	(1,474)	(345)	7,832	11,256
Others	1,777	(1)	-	1,776	1,867	565	(17)	-	548	731	319	(5)	-	314	357
All activities	15,325	(1,358)	(166)	13,821	19,645	15,495	(1,490)	(197)	13,808	18,966	9,970	(1,479)	(345)	8,146	11,613

(a) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group has adjusted certain items impacting the allocation of Winterthur purchase price.

In 2006, the integration of Winterthur increased the amount of investment properties by €5,623 million on a fair value	basis. €5,506 million of this increase related to the insurance business, while €117 million related to other activities.

Change in impairment and amortization of investment properties at amortized cost (all activities):

					(in Euro million)
	Impairment - Investment properties			Amortization - Investment properties
	2007	2006	2005	2007	2006	2005
January 1	197	345	253	1,490	1,479	1,324
Increase for the period	55	19	88	246	219	222
Write back following sale or reimbursement	(50)	(83)	(88)	(208)	(158)	(91)
Write back following recovery in value	(17)	(57)	(68)
Others(a)	(20)	(28)	160	(171)	(50)	24
December 31	166	197	345	1,358	1,490	1,479

(a) Mainly includes change in scope of consolidation and the effect of changes in exchange rates.

9.3. UNREALIZED GAINS AND LOSSES ON FINANCIAL INVESTMENTS

Excluding the effect of all derivatives, the unrealized capital gains and losses on financial investments when not already reflected in the income statement is allocated as follows:

	December 31, 2007
INSURANCE	Amortized cost(a)	Fair value	Net book value(b)	Unrealized gains	Unrealized losses
Fixed maturities available for sale	242,608	241,220	241,220	4,762	6,150
Non quoted fixed maturities (amortized cost)	-	-	-	-	-
Equities available for sale	24,320	33,249	33,249	9,413	484
Non consolidated investment funds available for sale	3,109	3,446	3,446	368	31

(a) Net of impairment - including premiums/discounts and related accumulated amortization.

(b) Net of impairment (details in note 9.8).

	December 31, 2007
OTHER ACTIVITIES	Amortized cost(a)	Fair value	Net book value(b)	Unrealized gains	Unrealized losses
Fixed maturities available for sale	5,037	4,933	4,933	2	106
Non quoted fixed maturities (amortized cost)	-	-	-	-	-
Equities available for sale	2,575	2,550	2,550	133	158
Non consolidated investment funds available for sale	142	142	142	1	1

(a) Net of impairment - including premiums/discounts and related accumulated amortization.

(b) Net of impairment (details in note 9.8).

	December 31, 2007
TOTAL	Amortized cost(a)	Fair value	Net book value(b)	Unrealized gains	Unrealized losses
Fixed maturities available for sale	247,645	246,153	246,153	4,764	6,256
Non quoted fixed maturities (amortized cost)	-	-	-	-	-
Equities available for sale	26,896	35,799	35,799	9,545	642
Non consolidated investment funds available for sale	3,251	3,588	3,588	369	33

(a) Net of impairment - including premiums/discounts and related accumulated amortization.

(b) Net of impairment (details in note 9.8).

See also table 9.8.1 Breakdown of financial assets subject to impairment.

								(in Euro million)
December 31, 2006					December 31, 2005
Amortized cost(a)	Fair value	Net book value(b)	Unrealized gains	Unrealized losses	Amortized cost(a)	Fair value	Net book value(b)	Unrealized gains	Unrealized losses
234,964	241,652	241,652	8,158	1,470	175,729	189,382	189,382	14,554	901
10	10	10	-	-	20	20	20	-	-
25,354	35,761	35,761	10,551	144	19,715	27,857	27,858	8,229	86
4,188	4,593	4,593	428	24	2,702	3,132	3,132	438	8

								(in Euro million)
December 31, 2006					December 31, 2005
Amortized cost(a)	Fair value	Net book value(b)	Unrealized gains	Unrealized losses	Amortized cost(a)	Fair value	Net book value(b)	Unrealized gains	Unrealized losses
5,697	5,645	5,645	5	57	5,724	5,740	5,740	26	10
1	1	1	-	-	2	2	2	-	-
2,450	2,744	2,744	295	-	405	571	571	167	-
225	226	226	1	-	199	201	201	2	-

								(in Euro million)
December 31, 2006					December 31, 2005
Amortized cost(a)	Fair value	Net book value(b)	Unrealized gains	Unrealized losses	Amortized cost(a)	Fair value	Net book value(b)	Unrealized gains	Unrealized losses
240,661	247,297	247,297	8,163	1,527	181,453	195,123	195,123	14,580	910
11	11	11	-	-	22	22	22	-	-
27,804	38,505	38,505	10,846	144	20,120	28,428	28,429	8,396	87
4,414	4,819	4,819	429	24	2,901	3,333	3,333	440	8

9.4. FIXED MATURITIES BY TYPE OF ISSUER

The table below sets out the bond portfolio by issuer type, excluding macro hedging derivatives and other derivatives but including the effect of hedging derivatives (IAS 39)	and economic hedging derivatives that do not form part of a hedge relationship under IAS 39. Details of the effect of derivatives are provided in section 19.3.

			(in Euro million)
	December 31, 2007 Carrying value	December 31, 2006 Carrying value	December 31, 2005 Carrying value
Government fixed maturities	128,583	130,947	112,139
Fixed maturities issued by local authorities	6,182	6,493	2,319
Fixed maturities issued by government agencies and state-owned companies(b)	20,392	23,083	10,713
Corporate fixed maturities	132,800	123,971	102,236
Fixed maturities guaranteed by a mortgage	9,629	11,329	7,779
Fixed maturities issued by other issuers(a)	5,661	2,434	5,829
Hedging derivatives and other derivatives	569	(274)	36
FIXED MATURITIES	303,814	297,984	241,052

(a) Includes fixed maturity investment funds.

(b) Means that the state has a blocking minority interest.

In 2006, the integration of Winterthur increased the
total amount of fixed maturities on the balance sheet by
€55,315 million. The increase related mostly to government
fixed maturities (€12,594 million), fixed maturities of local authorities (€5,136 million), fixed maturities of government agencies and state-owned companies (€10,104 million),

corporate fixed maturities (€22,673 million) and fixed
maturities guaranted by a mortage (€4,130 million).

Additional information on the credit risk associated with fixed maturities is provided in Note 4 "Management of financial
and insurance risks".

9.5. CONTRACTUAL MATURITIES
AND EXPOSURE TO INTEREST RATE
RISK

The tables below set out the contractual maturities of debt
instruments held by the Group. Effective maturities may differ from those presented, mainly because some assets include
clauses allowing early redemption, with or without penalty.

Non-quoted fixed maturities, the effect of derivatives
(detailed in section 19.3) and loans and fixed maturities
backing contracts where the financial risk is borne by
policyholders are excluded from the table below. The effect
of derivatives modifies in certain cases the profile of the
assets below. Most of the fixed maturities and loans held by the group are fixed-rate debt instruments (i.e. exposed to
fair value interest rate risk).

				(in Euro million)
	December 31, 2007
	Net carrying amount by maturity
	12 months or less	More than 1 year up to 5 years	More than 5 years	Total net carrying value
Fixed maturities available for sale	13,160	56,197	163,514	232,871
Fixed maturities at fair value through profit and loss(a)	17,739	8,883	22,698	49,320
Sub-total fixed maturities	30,899	65,080	186,212	282,191
Loans at amortized cost	2,920	5,459	12,712	21,091
Loans available for sale	46	5	913	963
Loans at fair value through profit and loss(a)	5	39	(4)	40
Sub-total Loans	2,971	5,502	13,621	22,094
TOTAL - Invested financial assets exposed to fair value interest rate risk	33,870	70,583	199,833	304,286
Fixed maturities available for sale	430	2,783	10,069	13,282
Fixed maturities at fair value through profit and loss(a)	380	5,332	2,060	7,772
Sub-total fixed maturities	810	8,115	12,129	21,054
Loans at amortized cost	422	341	1,251	2,015
Loans available for sale	3	2	-	5
Loans designated at fair value through profit and loss(a)	-	17	59	77
Sub-total loans	425	360	1,311	2,096
TOTAL - Invested financial assets exposed to cash flow interest rate risk	1,235	8,475	13,440	23,150
Total invested financial assets exposed to interest rate risk	35,105	79,057	213,273	327,436

(a) Corresponds to financial assets held for trading purposes and financial assets recognized at fair value through profit and loss.

				(in Euro million)
	December 31, 2006 Restated(b)
	Net carrying amount by maturity
	12 months or less	More than 1 year up to 5 years	More than 5 years	Total net carrying value
Fixed maturities available for sale	11,970	58,182	168,619	238,771
Fixed maturities at fair value through profit and loss(a)	18,389	56,028	21,073	45,803
Sub-total fixed maturities	30,359	64,523	189,691	284,574
Loans at amortized cost	3,048	7,064	13,831	23,943
Loans available for sale	52	135	658	845
Loans at fair value through profit and loss(a)	21	19	43	84
Sub-total loans	3,121	7,218	14,532	24,871
TOTAL - Invested financial assets exposed to fair value interest rate risk	33,480	71,741	204,224	309,445
Fixed maturities available for sale	121	1,021	7,384	8,527
Fixed maturities at fair value through profit and loss(a)	342	3,964	839	5,146
Sub-total fixed maturities	463	4,986	8,224	13,673
Loans at amortized cost	855	526	2,110	3,491
Loans available for sale	-	-	-	-
Loans designated at fair value through profit and loss(a)	296	24	3,017	3,337
Sub-total loans	1,151	550	5,127	6,828
TOTAL - Invested financial assets exposed to cash flow interest rate risk	1,614	5,536	13,350	20,501
Total invested financial assets exposed to interest rate risk	35,095	77,277	217,574	329,946

(a) Corresponds to financial assets held for trading purposes and financial assets recognized at fair value through profit and loss.

(b) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group has adjusted certain items impacting the allocation of Winterthur purchase price.

				(in Euro million)
	December 31, 2005
	Net carrying amount by maturity
	12 months or less	More than 1 year up to 5 years	More than 5 years	Total net carrying value
Fixed maturities available for sale	10,697	41,974	132,598	185,270
Fixed maturities at fair value through profit and loss(a)	2,999	31,701	10,388	45,089
Sub-total fixed maturities	13,697	73,675	142,986	230,358
Loans at amortized cost	599	3,531	10,961	15,091
Loans available for sale	-	21	2	23
Loans at fair value through profit and loss(a)	17	33	76	125
Sub-total loans	616	3,585	11,038	15,239
TOTAL - Invested financial assets exposed to fair value interest rate risk	14,313	77,260	154,025	245,597
Fixed maturities available for sale	319	2,027	7,506	9,853
Fixed maturities at fair value through profit and loss(a)	54	35	693	782
Sub-total fixed maturities	373	2,063	8,199	10,635
Loans at amortized cost	358	476	1,748	2,583
Loans available for sale	-	-	-	-
Loans designated at fair value through profit and loss(a)	-	-	248	248
Sub-total loans	358	476	1,996	2,831
TOTAL - Invested financial assets exposed to cash flow interest rate risk	732	2,539	10,195	13,466
Total invested financial assets exposed to interest rate risk	15,044	79,800	164,219	259,063

(a) Corresponds to financial assets held for trading purposes and financial assets recognized at fair value through profit and loss.

9.6. EXPOSURE TO PRICE RISK After excluding the effect of derivatives (detailed in section 19.3) and equities of real estate companies, the	breakdown by industry of equities owned across the Group is as follows:

December 31, 2007	Finance	Services	Energy
Equities available for sale	12,819	2,765	5,056
Equities at fair value throuqh profit and loss	2,739	2,243	388
Sub-total: Equities held directly	15,558	5,008	5,443
Equities held by controlled investment funds(a)	5,519	433	218
Total Equities as at December 31, 2007	21,077	5,440	5,662

(a) Recognized at fair value through profit and loss.

December 31, 2006	Finance	Services	Energy
Equities available for sale	16,040	4,020	3,942
Equities at fair value throuqh profit and loss	4,224	2,735	282
Sub-total: Equities held directly	20,264	6,755	4,224
Equities held by controlled investment funds(a)	2,324	385	347
Total Equities as at December 31, 2006	22,588	7,140	4,571

(a) Recognized at fair value through profit and loss.

In 2006, the integration of Winterthur increased the total amount of equities by €7,801 million, including €5,813 million available for sale, €1,188 million at fair value through profit	and loss and €800 million held by controlled investment funds.

December 31, 2005	Finance	Services	Energy
Equities available for sale	10,034	3,055	3,214
Equities at fair value throuqh profit and loss	3,383	3,530	144
Sub-total: Equities held directly	13,417	6,585	3,359
Equities held by controlled investment funds (a)	3,871	691	352
Total Equities as at December 31, 2005	17,288	7,276	3,710

						(in Euro million)
Communications	Industrial	Consumer goods	Raw material	Technology	Other	TOTAL
1,808	4,663	2,910	1,885	1,819	2,074	35,799
730	1,503	1,314	1,074	324	636	10,952
2,538	6,165	4,224	2,959	2,144	2,711	46,750
139	396	51	168	82	2,087	9,093
2,677	6,561	4,275	3,127	2,226	4,797	55,843

						(in Euro million)
Communications	Industrial	Consumer goods	Raw material	Technology	Other	TOTAL
1,447	4,355	2,911	1,971	1,860	1,960	38,505
854	1,642	1,544	876	300	751	13,208
2,300	5,997	4,455	2,847	2,160	2,711	51,713
97	858	653	393	513	3,894	9,465
2,398	6,856	5,108	3,240	2,672	6,605	61,178

						(in Euro million)
Communications	Industrial	Consumer goods	Raw material	Technology	Other	TOTAL
1,117 51	3,853 511	1,892 460	1,553 606	1,316 226	2,394 1,986	28,429 10,897
1,168	4,364	2,352	2,159	1,542	4,380	39,326
181	376	53	399	315	2,126	8,364
1,349	4,740	2,405	2,559	1,857	6,506	47,690

9.7. NON-CONTROLLED INVESTMENT FUNDS

Non-controlled investment funds break down as follows:

	December 31, 2007
	Insurance		Other activities		Total
	Fair value(a)	Amortized Cost	Fair value(a)	Amortized Cost	Fair value(a)	Amortized Cost
Non controlled investment funds available for sale mainly holding equities	1,512	1,349	29	29	1,541	1,379
Non controlled investment funds at fair value through profit and loss mainly holding equities	660	-	108	-	768	-
Non controlled investment funds trading mainly holding equities	135	-	8	-	143	-
Non controlled investment funds mainly holding equities	2,307	-	145	-	2,451	-
Non controlled investment funds available for sale mainly holding fixed maturities	931	856	-	-	931	856
Non controlled investment funds mainly as at fair value through profit and loss mainly holding fixed maturities	51	_	_	_	51	_
Non controlled investment funds trading mainly holding fixed maturities	_	_	_	_	_	_
Non controlled investment funds mainly holding fixed maturities	982	-	-	-	982	-
Other non controlled investment funds available for sale	1,003	903	113	113	1,116	1,016
Other non controlled investment funds at fair value through profit and loss	389	_	26	_	415	_
Other non controlled investment funds held for trading	-	-	-	-	-	-
Other non controlled investment funds	1,392	-	139	-	1,531	-
Non controlled investment funds - Equity method(b)	1,160	-	-	-	1,160	-
Derivatives (hedge accounting) and other derivatives	42	40	-	-	42	40
TOTAL	5,882	-	284	-	6,166	-

(a) Amounts are presented excluding macro hedging and other derivatives but including the effect of hedging derivatives (IAS 39) and economic hedging derivatives that do not form part of a hedge relationship within the meaning of IAS 39.

(b) The carrying value of non controlled investment funds - Equity method is disclosed in the fair value column.

In 2006, Winterthur's contribution to the increase in non- controlled investment funds was €924 million for the ones	valued at fair value through profit and loss and €859 million for the ones valued at amortized cost.

										(in Euro million)
December 31, 2006						December 31, 2005
Insurance		Other activities		Total		Insurance		Other activities		Total
Fair value(a)	Amortized Cost	Fair value(a)	Amortized Cost	Fair value(a)	Amortized Cost	Fair value(a)	Amortized Cost	Fair value(a)	Amortized Cost	Fair value(a)	Amortized Cost
1,432	1,215	18	18	1,450	1,233	1,045	847	3	1	1,048	848
628	-	155	-	782	-	699	-	73	-	772	-
80	-	33	-	113	-	-	-	22	-	22	-
2,140	-	205	-	2,345	-	1,743	-	98	-	1,841	-
1,480	1,438	-	-	1,480	1,438	859	818	-	-	859	818
46	_	_	_	46	_	8	_	_	_	8	_
_	_	_	_	_	_	195	_	_	_	195	_
1,527	-	-	-	1,527	-	1,062	-	-	-	1,063	-
1,680	1,535	208	208	1,888	1,743	1,228	1,037	198	198	1,426	1,235
353	_	_	_	353	_	129	_	_	_	129	_
-	-	-	-	-	-	-	-	-	-	-	-
2,033	-	208	-	2,241	-	1,357	-	198	-	1,555	-
1,294	-	-	-	1,294	-	1,081	-	-	-	1,081	-
4	9	-	-	4	9	89	(2)	-	-	89	(2)
6,998	-	414	-	7,412	-	5,333	-	296	-	5,629	-

9.8. FINANCIAL ASSETS SUBJECT TO IMPAIRMENT
9.8.1. Breakdown of financial assets subject to impairment (excluding investment properties)

Each investment item is presented net of the effect of hedging derivatives (IAS 39) and economic hedging derivatives that do not form part of a hedge relationship under IAS 39 (excluding	macro hedging derivatives and other derivatives). Details of the effect of derivatives are provided in section 19.3.

	December 31, 2007
	Cost before impairment and revaluation to fair value(a)	Impairment	Cost after impairment but before revaluation to fair value(b)	Revaluation to fair value	Net book value (Carrying value)
Fixed maturities available for sale	248,507	(373)	248,133	(1,433)	246,701
Non quoted fixed maturities (amortized cost)	-	-	-	-	-
Fixed maturities	248,507	(373)	248,134	(1,433)	246,701
Equities available for sale	29,287	(2,307)	26,980	8,916	35,896
Non controlled investment funds available for sale	3,352	(97)	3,254	337	3,591
Loans held to maturity	-	-	-	-	-
Loans available for sale	1,014	(0)	1,014	(46)	968
Mortgage loans	12,831	(13)	12,818	-	12,818
Other loans(c)	11,546	(53)	11,493	23	11,515
Loans	25,391	(66)	25,325	(23)	25,301
TOTAL	306,536	(2,843)	303,693	7,796	311,489

(a) Asset value including impact of discounts/premiums and accrued interests, but before impairment and revaluation to fair value of assets available for sale.

(b) Asset value including impairment, discounts/premiums and accrued interests, but before revaluation to fair value of assets available for sale.

(c) Including policy loans.

(d) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group has adjusted certain items impacting the allocation of Winterthur purchase price.

								(in Euro million)
December 31, 2006 Restated(d)					December 31, 2005
Cost before impairment and revaluation to fair value(a)	Impairment	Cost after impairment but before revaluation to fair value(b)	Revaluation to fair value	Net book value (Carrying value)	Cost before impairment and revaluation to fair value(a)	Impairment	Cost after impairment but before revaluation to fair value(b)	Revaluation to fair value	Net book value (Carrying value)
240,998	(138)	240,860	6,043	246,903	181,085	(126)	180,959	14,231	195,190
11	-	11	-	11	23	-	22	-	22
241,009	(138)	240,871	6,043	246,915	181,108	(126)	180,982	14,231	195,213
30,393	(2,504)	27,890	10,447	38,337	23,357	(3,210)	20,147	8,105	28,252
4,497	(77)	4,420	405	4,825	3,017	(118)	2,899	522	3,422
-	-	-	-	-	1	-	1	-	1
845	-	845	5	850	23	-	23	-	23
13,115	(24)	13,092	-	13,092	7,260	(26)	7,235	(43)	7,192
15,248	(75)	15,173	(3)	15,170	11,126	(79)	11,047	4	11,051
29,208	(99)	29,109	2	29,111	18,411	(105)	18,306	(39)	18,267
305,107	(2,817)	302,290	16,898	319,188	225,892	(3,558)	222,334	22,819	245,153

9.8.2. Change in impairment on invested assets (excluding investment properties)

						(in Euro million)
	January 1, 2007	Increase for the period	Write back following sale or reimbursement	Write back following recovery in value	Other(a)	December 31, 2007
Impairment - fixed maturities	138	401	(181)	(4)	19	373
Impairment - equities	2,504	465	(511)		(151)	2,307
Impairment - non controlled investment funds	77	38	(24)		7	97
Impairment - loans	99	8	(39)	(15)	14	66
TOTAL	2,817	911	(755)	(19)	(112)	2,843

(a) Changes in the scope of consolidation and impact of changes in exchange rates.

						(in Euro million)
	January 1, 2006	Increase for the period(b)	Write back following sale or reimbursement(b)	Write back following recovery in value	Other(b)(a)	December 31, 2006
Impairment - fixed maturities	126	79	(39)	(1)	(28)	138
Impairment - equities	3,210	143	(699)	-	(150)	2,504
Impairment - non controlled investment funds	118	5	(42)	-	(3)	77
Impairment - loans	105	26	(11)	(21)	-	99
TOTAL	3,558	253	(791)	(22)	(180)	2,817

(a) Changes in the scope of consolidation and impact of changes in exchange rates.

(b) As described in note 1.10, the contribution of discontinued operations is stated on a separate line of the income statement.

						(in Euro million)
	January 1, 2005	Increase for the period(b)	Write back following sale or reimbursement(b))	Write back following recovery in value(b)	Other(b)(a)	December 31, 2005
Impairment - fixed maturities	363	26	(167)	(3)	(92)	126
Impairment - equities	3,939	135	(893)	-	28	3,210
Impairment - non controlled investment funds	166	10	(66)	-	8	118
Impairment - loans	332	37	(25)	(15)	(224)	105
TOTAL	4,800	207	(1,151)	(18)	(280)	3,558

(a) Changes in the scope of consolidation and impact of changes in exchange rates.

(b) As described in note 1.10, the contribution of discontinued operations is stated on a separate line of the income statement.

9.9. FINANCIAL ASSETS RECOGNIZED AT FAIR VALUE EXCLUDING DERIVATIVES

Amounts presented exclude the impact of all derivatives (set out in notes 19.3 and 19.5) and investment funds consolidated by equity method. Investment funds consolidated by equity
method represented assets of €1,160 million at December 31,

2007 (€1,294 million at December 31,2006 and €1,081 million at December 31, 2005). The breakdown by valuation method of financial assets recognized at fair value is as follows:

								(in Euro million)
	December 31, 2007			December 31, 2006			December 31, 2005
	Fair value determined directly by reference to an active market (1)	Fair value estimated using valuation techniques (2)	TOTAL	Fair value determined directly by reference to an active market (1)	Fair value estimated using valuation techniques (2)	TOTAL	Fair value determined directly by reference to an active market (1)	Fair value estimated using valuation techniques (2)	TOTAL
Fixed maturities	207,030	39,123	246,153	208,638	38,659	247,297	170,873	24,250	195,123
Equities	32,075	3,723	35,799	34,961	3,544	38,505	26,770	1,658	28,428
Non controlled
investment funds	2,182	1,406	3,588	3,662	1,157	4,819	3,065	267	3,333
Loans	5	963	968	792	53	845	-	23	23
Financial assets
available for sale	241,292	45,215	286,508	248,053	43,413	291,467	200,709	26,198	226,907
Investment properties	2,667	1,469	4,137	4,800	1,172	5,972	3,871	1,108	4,979
Fixed maturities	44,288	11,639	55,927	45,248	4,458	49,706	39,527	4,655	44,182
Equities	14,435	5,158	19,593	18,461	3,737	22,198	16,308	2,545	18,852
Non controlled
investment funds	436	798	1,234	315	866	1,182	288	621	909
Other assets held by
controlled investment
funds designated as
at fair value through
profit and loss	2,152	2,366	4,518	1,738	1,407	3,145	647	1,264	1,910
Loans	-	40	40	82	3,111	3,194	125	-	125
Financial assets at
fair value through
profit and loss	63,978	21,471	85,448	70,645	14,751	85,397	60,766	10,193	70,957
Fixed maturities	723	442	1,165	582	662	1,244	727	962	1,689
Equities	452	-	452	474	-	474	407	2	409
Non controlled
investment funds	118	25	143	109	4	113	217	-	217
Loans	77	-	77	227	-	227	248	-	248
Assets held for
trading	1,369	467	1,836	1,392	666	2,057	1,600	963	2,563
TOTAL FINANCIAL
ASSETS
ACCOUNTED FOR
AT FAIR VALUE	306,639	67,153	373,792	320,090	58,830	378,920	263,075	37,354	300,427

NB: This tables excludes assests backing contracts where the financial risk is borne by policyholders.

Methods applied to determine the fair value of held assets
measured at fair value in the financial statements are
described in the introduction to Note 9. The group applies
the IAS39 fair value hierarchy.

Fair values determined directly by reference to an active
market (1) relate to prices which are readily and regularly
available from an exchange, dealer, broker, industry qroup,
pricing service or regulatory agency and those prices
represent actual and regularly occurring market transactions on an arm's length basis, i.e. the market is still active.

Fair values estimated using valuation techniques (2) include:

-   values provided at the request of the Group by pricing
services and which are not readily publicly available or
values provided by external parties which are readily
available but relate to assets for which the market is not
always active, and

-   assets measured on the basis of internal models including
assumptions supported by observable data or mark to
model valuations.

The amount of assets measured at fair value using in whole
or in part a valuation technique based on assumptions that
are not supported by prices from current market transactions and not based on available observable market data is less
than 1.5% of financial invested assets held by the Group

excluding assets backing contracts where the financial risk is borne by policyholders. When running this analysis, external valuations are considered as observable data determined by market participants.

9.10. INVESTMENTS BACKING CONTRACTS WHERE THE FINANCIAL RISK IS
BORNE BY POLICYHOLDERS

		(in Euro million)
	Fair Value(a)
	December 31, 2007	December 31, 2006	December 31, 2005
Investment properties	3,733	3,957	3,127
Equities & non controlled investment funds	155,397	148,286	114,636
Fixed maturities	15,321	14,368	16,390
Others	8,377	9,951	7,257
Total Insurance activities	182,827	176,562	141,410

(a) Fair value equals carrying value.

These investments (including investment properties) are
measured at fair value through profit and loss. Financial
assets included in these investments are stated at fair value through profit and loss under the fair value option.

At the end of 2006, investments backing contracts where
the financial risk is borne by policyholders included
€18,293 million attributable to Winterthur.

As described in note 4 (Management of financial and
insurance risks), the financial risk associated with these
contracts is borne by policyholders, except for contracts
that offer some investment-related guarantees.

NOTE 10 > INVESTMENTS IN ASSOCIATES
CONSOLIDATED BY EQUITY METHOD

					(in Euro million)
	2007
	January 1	Acquisitions & disposals	Contribution to net income	Currency translation impact	Other changes(a)	December 31
AXA Affin General Insurance Berhad	29	-	-	-	(29)
AXA Mandiri Financial Services	6	-	4	(1)	(1)	8
Argovie	27	-	2	-	(2)	27
Banque de marchés et d'arbitrage	7	-	-	-	-	7
AXA Asia Pacific Holdings associates	14	2	9	-	(5)	20
Roland Rechtsschutz Versicherung AGB	25	-	5	-	(2)	27
Winterthur Life (Hong Kong) Ltd.(b)	1	-	-	-	-	-
Krungthai AXA Life Insurance Company Ltd	13	-	3	1	-	18
Philippines AXA Life Insurance Corporation	11	-	5	(1)	-	14
Other	11	3	(14)	-	27	27
TOTAL	144	5	13	(2)	(13)	147

(a) Includes dividend distributions and changes in consolidation method.

(b) Following its sale to AXA Asia Pacific Holdings, this entity is now fully consolidated.

In 2007, "other changes" notably included : - The change in consolidation method of AXA Affin General Insurance Berhad. This company is now fully consolidated (€-29 million).	- The entry in the scope of consolidation of AXA Minmetals as at December 31, 2007 (€16 million).

					(in Euro million)
	2006
	January 1	Acquisitions & disposals	Contribution to net income	Currency translation impact	Other changes(a)	December 31
AXA Affin General Insurance Berhad	-	-	18	-	11	29
AXA Mandiri Financial Services	-	-	2	-	3	6
Argovie	26	-	2	-	(1)	27
Banque de marchés et d'arbitrage	11	-	-	-	(4)	7
CFP-Credit	34	-	-	-	(34)	-
AXA Insurance Investment Holding	41	-	-	-	(41)	-
AXA Asia Pacific Holdings associates	26	(14)	8	-	(6)	14
Parfimmo	24	-	-	-	(24)	-
Roland Rechtsschutz Versicherung AG	24	-	4	-	(2)	25
Winterthur Life (Hong Kong) Ltd.	-	1	-	-	-	1
Krungthai AXA Life Insurance Company Ltd	-	-	(4)	1	16	13
Philippines AXA Life Insurance Corporation	-	-	3	(2)	10	11
Other	23	-	(1)	-	(11)	11
TOTAL	208	(14)	34	(1)	(83)	144

(a) Includes dividend distributions and changes in consolidation method.

In 2006, "other changes" notably included:

-  The merger of associate CFP-Credit with fully consolidated
CFP (€-34 million).

-   The sale of AXA RE (included in the Other items: €-2 million)
and Parfimmo in Belgium (€-24 million).

-   The liquidation of AXA Insurance Investment Holding in
Singapore (€-41 million).

-   The entries into the scope of consolidation of Krungthai
AXA Life Insurance Company Ltd (€16 million), Philippines
AXA Life Insurance Corporation (€10 million), AXA Mandiri
Financial Services (€3 million) and AXA Affin General
Insurance Berhad in Asia-Pacific (€11 million).

-  The merger of AXA Asia Pacific Holdings subsidiaries with
AXA Bharti and AXA Affin.

				(in Euro million)
	2006
	January 1	Acquisitions & disposals	Contribution to net income	Currency translation impact	Other changes(a)	December 31
AXA Insurance Hong Kong	13	-	-	-	(13)	-
AXA insurance Singapore	42	-	-	-	(42)	-
Argovie	26	-	2	-	(2)	26
Banque de marché et d'arbitrage	9	-	2	-	-	11
CFP-Credit	33	-	1	-	-	34
AXA General Insurance Hong Kong	55	-	-	-	(55)	-
AXA Insurance Investment Holding	5	-	-	3	32	41
Hilo Direct SA de Seguros y Reaseguros	-	-	-	-	-	-
AXA Oyak (3 Turkish entities)	71	-	-	-	(71)	-
AXA Asia Pacific Holdings associates	20	1	8	-	(2)	26
Parfimmo	-	9	1	-	14	24
Roland Rechtsschutz Versicherung AG	23	-	3	-	(2)	24
Other	33	-	5	-	(14)	23
TOTAL	330	10	21	3	(156)	208

(a) Includes dividend distributions and changes in consolidation method.

In 2005, "other changes" related mainly to changes in
consolidation method. The following companies are now
fully consolidated:

-  Turkish Life, Non life and holding companies (€-71 million).

-   Hong Kong Non life companies (€-68 million).

-  Singapore Non life companies (€-42 million).

In the years ended December 31,2007,2006 and 2005, AXA
received cash dividends from equity-accounted companies
respectively totaling €9 million, €4 million and €20 million.

This excludes investment funds and real estate companies
consolidated by equity method, which are presented under
financial investments.

NOTE 11 > RECEIVABLES

									(in Euro million)
	December 31, 2007				December 31, 2006 Restated(b)				December 31, 2005
	Gross value	Impairment	Carrying value	Fair value	Gross value	Impairment	Carrying value	Fair value	Carrying value	Fair value
Deposits and Guarantees	1,310	-	1,310	1,310	1,078	-	1,078	1,078	905	905
Current accounts receivable from other companies	996	(40)	956	956	845	(6)	839	840	760	760
Receivables from policyholders, brokers and general agents	3,607	(269)	3,338	3,338	3,586	(255)	3,331	3,330	2,903	2,903
Premiums earned but not written	1,812	-	1,812	1,812	1,895	-	1,895	1,895	1,883	1,883
Other receivables	4,747	(24)	4,724	4,724	4,752	(20)	4,732	4,732	3,262	3,262
Receivables arising from direct insurance and inward reinsurance operations	12,473	(333)	12,140	12,140	12,155	(282)	11,873	11,874	9,714	9,714
Deposits and Guarantees	63	-	63	63	15	-	15	15	8	8
Receivables from reinsurers	834	(71)	762	762	837	(97)	740	740	840	840
Other receivables	94	(7)	87	87	50	-	50	50	40	40
Receivables arising from outward reinsurance operations	991	(79)	913	913	902	(97)	805	805	888	888
Receivables arising from banking activities	17,651	(391)	17,260	17,176	14,456	(393)	14,063	14,026	12,818	13,072
Receivables - current tax	1,314	-	1,314	1,314	989	-	989	990	806	806
Receivables relating to investments under lending agreements and equivalent	4,462		4,462	4,462	4,732		4,732	4,732	1,667	1,667
Others(a)	11,406	(210)	11,196	11,196	14,220	(34)	14,187	14,190	12,691	12,707
Other receivables	34,833	(601)	34,232	34,148	34,397	(427)	33,971	33,937	27,983	28,252
TOTAL RECEIVABLES	48,297	(1,012)	47,285	47,201	47,454	(805)	46,648	46,615	38,585	38,854

(a) Includes separate assets related to employee benefits (see note 25.2).

(b) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group has adjusted certain items impacting the allocation of Winterthur purchase price.

The Winterthur group's receivables totaled €2,125 million at December 31, 2006.	Credit risk exposure, mainly relating to receivables from reinsurers, is covered in Note 4 "Financial and insurance risk management".

NOTE 12 > CASH AND CASH EQUIVALENTS

Cash and cash equivalents break down as follows:

			(in Euro million)
	December 31, 2007	December 31, 2006	December 31, 2005
	Carrying value(a)	Carrying value(a)(b)	Carrying value(a)(b)
Arising from insurance activities	14,211	17,742	19,458
Arising from banking activities	178	283	140
Arising from other activities(b)	4,295	3,144	1,804
Cash and cash equivalents	18,684	21,169	21,402

(a) Fair value is equal to net carrying value.

(b) Including SPEs and CDOs previously disclosed in the caption "Arising from banking activities".

As at December 31, 2006 the integration of Winterthur had an impact of €3,264 million on cash and cash equivalents.	This table excludes cash held by consolidated investment funds in the "Satellite Investment Portfolio", as defined in section 1.7.2.

NOTE 13 > SHAREHOLDERS' EQUITY, MINORITY
INTERESTS AND OTHER EQUITY

13.1. IMPACT OF TRANSACTIONS

WITH SHAREHOLDERS

13.1.1. Change in shareholders' equity group share
in 2007

a) Share capital and capital in excess of nominal value

In 2007, the following transactions had an impact on AXA's
share capital and capital in excess of nominal value:

-  Capital reduction of €-1,899 million by cancelling shares acquired under the share buyback program (including
€-145 million in nominal share capital);

-  Employee share offering (November 2007) for €552 million
(including €51 million in nominal share capital); and

-  Exercise of stock options and share subscription rights for a total of €152 million (including €20 million in nominal
share capital).

b) Treasury shares
At December 31, 2007, the Company and its subsidiaries
owned approximately 31 million AXA shares, an increase of
1 million shares or €99 million compared to December 31,
2006. This item also includes a €96 million premium paid
in 2007 for call options on AXA shares.

During the year, AXA pursued its share purchase program to
control dilution arising from share-based compensation and
employee Shareplan program, and purchased 70.4 million
shares for a total amount of €2,125 million (including "AXA
Miles"). Of these€2,125 million,€1,899 million were cancelled by a decrease in share capital.

In addition, AXA paid a €96 million premium for call options on AXA shares with an automatic exercise feature, to fully
neutralize the dilutive impact of the 2017 convertible bonds.

At December 31,2007, the carrying value of treasury shares
and related derivatives was €620 million, representing 1.49%
of the share capital. This figure included €18 million relating to AXA shares held by consolidated mutual funds (0.9 million shares) not used to back contracts where the financial risk
is borne by policyholders.

At December 31, 2007, 2.7 million treasury shares backing
contracts where the financial risk is borne by policyholders held in controlled funds were not deducted from
shareholders'equity. Their total estimated historical cost
was €74 million and their market value €75 million at the
end of December 2007.

c) Perpetual debt and related interest
Subordinated perpetual debt is classified in shareholders'
equity at its historical value as regards interest rates and its closing value as regards exchange rates. The corresponding
exchange differences are cancelled out through the
translation reserve.

In 2007, the change in other reserves was due to :

(i) a €1,749 million issue of perpetual deeply subordinated
note, a €-833 million repayment of deeply subordinated
debt, €-289 million in interest expense, and €-388 million
in exchange differences.
The perpetual deeply subordinated notes were issued
to finance the repayment of maturing borrowings, and
comprised the following:

- a €750 milllion perpetual deeply subordinated note
placed on October 5, 2007, and

- a £700 million perpetual deeply subordinated note
(approximately €1.0 billion) placed on October 16,
2007.

(ii) a €109 million decrease in equity component of financial instruments issued: following the decision taken during
the meeting of holders of the 2014 AXA convertible
bonds to have a final conversion date of the bonds on
January 26, 2007 in exchange for a cash payment in
respect of the value of the conversion option, the equity
component of the bond (i.e. the conversion option),
representing an amount of €109 million, has been
cancelled as a counterpart to the payment.

At December 31, 2007, 2006 and 2005, perpetual debt recognized in shareholders' equity broke down as follows:

	December 31, 2007		December 31, 2006		December 31, 2005
	Value of the perpetual debt in currency of issuance (in million)	Value of the perpetual debt in Euro million	Value of the perpetual debt in currency of issuance (in million)	Value of the perpetual debt in Euro million	Value of the perpetual debt in currency of issuance (in million)	Value of the perpetual debt in Euro million
October 29, 2004 - 375 M€ rate CMS 10 years - in euro	375	375	375	375	375	375
December 22, 2004 - 250 M€ rate CMS 10 years - in euro	250	250	250	250	250	250
January 25, 2005 - 250 M€ 6% in euro	250	250	250	250	250	250
July 6, 2006 -1000 M€ 5.777% in euro	1,000	994	1,000	995	-	-
July 6, 2006 - 500 M£ 6.666% in GBP	500	676	500	739	-	-
July 6, 2006 - 350 M£ 6.6862% in GBP	350	477	350	521	-	-
October 26, 2006 - 600 M$AUD 6.5% in AUD	600	355	600	356	-	-
November 7, 2006 -150 M$AUD rate 6.5% in AUD	150	89	150	89	-	-
December 11,2006,750m $ (TSS) non call 12 years, in USD	750	507	750	567	-	-
December 11,2006,750m $ (TSS) non call 30 years, in USD	750	507	750	567	-	-
750 M 0 (TSS) (October 5, 2007) 6.211 % not before 10 years EUR	750	746	-	-	-	-
700 M £ (TSS) (October 16, 2007) 6.772 % not before 12 years GBP	700	952	-	-	-	-
Sub-total Perpetual Deeply Subordinated notes ("TSS")	-	6,179	-	4,709	-	875
Perpetual notes - variable 3.55% to 5% in EUR	844	844	1,404	1,404	1,404	1,404
Perpetual notes - variable 3.55% to 5% in JPY	27,000	164	27,000	172	27,000	194
Perpetual notes - variable 3.55% to 5% in USD	875	594	1,275	968	1,275	1,081
Sub-total Deeply Subordinated notes ("TSDI")	-	1,602	-	2,544	-	2,679
Equity component of convertible debt	95	95	203	203	203	203
TOTAL	-	7,875	-	7,457	-	3,757

In addition to the nominal amounts shown above, the debt
component of shareholders' equity included related net
financial expenses of:

-  €-657 million at December 31, 2007, making a total of
€7,219 million,

-  €-367 million at December 31, 2006, making a total of
€7,090 million, and

-  €-207 million at December 31, 2005, making a total of
€3,550 million.

Some of these instruments contained the following features:

-   early redemption clauses (calls) at the Group's option,
giving AXA the ability to redeem the principal amount
before maturity without penalty on certain dates;

-   interest rate step-up clauses with effect from a given
date.

d) Dividends paid
At the May 14, 2007 shareholders' meeting, shareholders
approved a dividend distribution of €2,218 million with
respect to the 2006 financial year.

13.1.2. Change in shareholders' equity group share
in 2006
a) Share capital and capital in excess of nominal value
In 2006, the following transactions had an impact on AXA's
share capital and capital in excess of nominal value:

-   A rights issue with preferential subscription rights made on
July 11, 2006 to finance the acquisition of Winterthur for

a total amount of €4,091 million (including €477 million
in nominal share capital);

-   Employee share offering (November 2006) for €375 million
(including €35 million in nominal share capital);

-   Capital reduction of €-305 million by cancelling shares
acquired under the share buyback program (including
€-26 million in nominal share capital);

-   Exercise of stock options for a total of €131 million
(including €19 million in nominal share capital);

-   Conversion of share subscription rights for €8 million
(including €1 million in nominal share capital);

-   Other transactions (mainly bond conversions and capital
gains on treasury shares) for a total of €7 million.

b) Treasury shares
At December 31, 2006, the Company and its subsidiaries
owned approximately 30 million AXA shares, a decrease
of €137 million with respect to December 31, 2005. The
decrease was mainly due to the exercise of AXA stock options by employees of AXA Financial, which led to the sale of
6 million treasury shares during the period.
At December 31,2006, the carrying value of treasury shares
and related derivatives was €521 million, representing 1.41%
of the share capital. This figure included €43 million relating to AXA shares held by consolidated mutual funds (2.1 million shares) not used to back contracts where the financial risk
is borne by policyholders.

At December 31, 2006, 4.1 million treasury shares backing
contracts where the financial risk is borne by policyholders held in controlled funds were not deducted from shareholders'

equity. Their total estimated historical cost was €121 million and their market value €127 million at the end of December
2006.

c)  Perpetual debt and related interest
In 2006, the change in other reserves was due to a
€3,794 million issue of perpetual deeply subordinated notes,
€-160 million in interest expense, and €-95 million in foreign exchange differences.
The perpetual deeply subordinated notes were issued to
finance the acquisition of Winterthur, and comprised the
following:

-  a triple tranche perpetual deeply subordinated notes
placed on July 6,2006 for a total amount of approximately
€2.2 billion:

i) €1 billion for the Euro perpetual non call ten years
tranche (issued at a spread of 150 basis points over
Euribor),

ii) £500 million for the Sterling perpetual non call ten
years tranche (issued at a spread of 150 basis points
over Libor), and

iii) £350 million for the Sterling perpetual non call twenty years (issued at a spread of 175 basis points over
Libor);

-  AXA also placed in October 2006 a triple tranche Australian perpetual deeply subordinated note issue for a total
amount of AU$750 million (approximately €0.5 billion);

-  On December 11,2006 AXA priced a two-tranche perpetual
deeply subordinated note issue for a total amount of
US$1.5 billion (approximately €1.1 billion):

i) US$750 million for the US$ perpetual deeply
subordinated non call twelve years tranche, and

ii) US$750 million for the US$ perpetual deeply
subordinated non call thirty years tranche.

d)  Dividends paid
The shareholders' meeting of May 4, 2006, approved a
dividend payout of €1,647 million in respect of financial
year 2005.

13.1.3. Change in shareholders' equity group share
in 2005
a) Share capital and capital in excess of nominal value
In 2005, the following transactions had an impact on AXA's
nominal share capital and capital in excess of nominal value:

-   AXA-Finaxa merger, led to a net reduction of €-940 million
(including a €-88 million reduction in nominal share
capital).

-   The December 2005 capital increase reserved for
employees led to an increase of €303 million (including a
€37 million increase in nominal share capital).

-   The buyback of AXA shares led to a net reduction of
€-512 million (including a €-45 million reduction in
nominal share capital).

-   Exercise of stock options led to an increase of €53 million
(including a €11 million increase in nominal share capital).

-   Other transactions (mainly bond conversions and capital
gains on AXA shares) led to an increase of €46 million.

b) Treasury shares
At December 31, 2005, the Company and its subsidiaries
owned approximately 36 million AXA shares, an increase
of €272 million with respect to December 31, 2004. The
increase was mainly due to the purchase of €307 million of

AXA shares by AXA Financial following the exercise of call
options contracted during 2004 to cover AXA Financial's
employee stock option plans.

At December 31,2005, the carrying value of treasury shares
and related derivatives was €658 million, representing
1.92% of outstanding ordinary shares. This figure included
€37 million relating to AXA shares held by consolidated
mutual funds (2.2 million shares) not used to back contracts where the financial risk is borne by policyholders.
At December 31, 2005, 4.5 million treasury shares backing
contracts where the financial risk is borne by policyholders were not deducted from shareholders' equity (as they were held in controlled funds). Their total estimated historical value was
€80 million and their market value €124 million at end 2005.

c)  Perpetual debt and related interest
As described in paragraph 1.11.2 on accounting principles, the subordinated perpetual notes issued by the Group do not qualify as liabilities under IFRS. The corresponding financing debts were retrospectively restated as shareholders' equity for a total of
€2,679 million at December 31, 2005, and €3,048 million at
December 31, 2004. The fair value of subordinated debt was
reduced by €2,650 million at the end of 2005 and €3,002 million at the end of 2004. The restatement of subordinated perpetual debt had the following impact on the 2005 income statement:
change in fair value of financial instruments at fair value
through profit & loss (€102 million); financing debts expenses
(€121 million); income tax (€78 million).

The change in other reserves was mainly due to the following:

-   €250 million issue of deeply subordinated notes through
the Euro Medium Term Notes (EMTN) program;

-   €515 million redemption of perpetual deeply subordinated
notes;

-   €-112 million in interest expense on the perpetual deeply
subordinated and subordinated notes;

-   €-146 million foreign exchange impact.

d)  Dividends paid
Dividends paid by AXA totaled €1,164 million in 2005 in
respect of the 2004 financial year, as approved by the
shareholders meeting of April 20, 2005.

13.2. RECOGNIZED INCOME AND
EXPENSE FOR THE PERIOD

The statement of recognized income and expense for the
period (SORIE), which is a part of the consolidated statement of shareholders' equity, includes net income for the period, the reserve relating to the change in fair value of available for sale financial instruments, the translation reserve, and actuarial gains and losses on employee benefit obligations.

13.2.1. Recognized income and expense for 2007
a) Reserve related to changes in fair value of
available for sale financial instruments included in
shareholders' equity
The change in reserves for unrealized gains totaled
€-2,917 million, mainly relating to France (€-750 million),
Belgium (€-674 million), Germany (€-375 million), the United
Kingdom (€-182 million), the United States (€-174 million)

and the Company (€-240 million). The reduction in gross
unrealized gains of available for sale financial assets
totaled €-10,048 million, mainly due to fixed maturities
(€-8,128 million) following a rise in interest rates during the year, and equity securities (€-1,798 million).

The following table shows a reconciliation between gross unrealized gains and losses on available for sale financial assets and the corresponding reserve recognized in shareholders' equity:

			(in Euro million)
	December 31, 2007	December 31, 2006	December 31, 2005
Gross unrealized gains and losses(a)	7,702	17,751	22,424
Less unrealized gains and losses attributable to:
Shadow accounting on policyholders' participation(b)	(1,832)	(7,242)	(10,342)
Shadow accounting on Deferred Acquisition Costs(c)	(152)	(315)	(458)
Shadow accounting on Value of purchased Business In force	(266)	(394)	(694)
Unallocated unrealized gains and losses before tax	5,452	9,800	10,930
Deferred tax	(698)	(1,833)	(2,565)
Unrealized gains and losses (net of tax) - 100% - Total	4,753	7,966	8,365
Minority interests' share in unrealized gains and losses(d)	(48)	(275)	(220)
Translation reserves(e)	140	71	(34)
Unrealized gains and losses (Net Group share)	4,846	7,763	8,111

(a) Unrealized gains on total available for sale invested assets including loans, and including assets held by equity accounted companies.

(b) Including shadow accounting impact on premium deficiency liabilities, after revaluation of available for sale securities.

(c) Net of Shadow accounting on unearned revenues and fees reserves.

(d) Including currency impact attributable to minority interests.

(e) Group share.

The change in reserves relating to changes in fair value of assets in 2007, 2006 and 2005 broke down as follows:

			(in Euro million)
	December 31, 2007	December 31, 2006	December 31, 2005
Unrealized gains and losses (net of tax) 100%, as at January 1	7,966	8,365	5,832
Transfer in the income statement on the period(a)	(1,309)	(791)	(399)
Investments bought in the current accounting period and changes in value	(1,659)	206	2,638
Foreign exchange impact	(76)	(106)	150
Change in scope and other changes	(166)	292	143
Unrealized gains and losses (net of tax) 100%, as at December 31	4,753	7,966	8,365

(a) Transfer induced by disposal of financial assets, impairment write-back following revaluation, or tranfer of expenses following impairment charge during the period, and fixed maturities discount premium impacts.

b) Translation reserve
The impact of foreign exchange rate movements (€-1,392 million)
was mainly due to the United States (€-1,242 million, principally due to the difference between the 2006 and 2007 closing $/€
exchange rates: $1.32 for €1 at the end of 2006 compared
to $1.47 for €1 at the end of 2007), the United Kingdom
(€-470 million), and Japan (€-311 million), partially offset by the change in fair value of currency hedges set up by the Company to hedge net investments in foreign operations (€638 million).

c) Employee benefits actuarial gains and losses
The main contributors to the €612 million change in actuarial gains and losses on employee benefit obligations were the
United Kingdom (€+299 million), Germany (€+137 million),
the United States (€+53 million) and France (€51 million).
Pension liabilities often have longer duration that the assets held. In the 2007 context of rising interest rates and stability of equity markets, pension liabilities declined more that the corresponding assets, leading to a positive impact on Group
shareholders' equity.

Additional information on pension benefits is provided in
Note 25.2.

13.2.2.  Recognized income and expense for 2006
a)  Reserve related to changes in fair value of available
for sale financial instruments included in shareholders'
equity
The change in reserves for unrealized gains totaled €-349 million, mainly relating to the United Kingdom (€-164 million), the United
States (€-137 million) and Japan (€-88 million). The reduction in gross unrealized gains of available for sale financial assets totaled €-4,675 million, and was mainly due to fixed maturities
(€-7,029 million) following a rise in interest rates during the year, partially offset by an increase in unrealized gains on equity securities (€2,393 million).

b) Translation reserve
The impact of exchange rate movements (€-764 million)
was mainly attributable to the United States (€-1,218 million, principally due to the difference between the 2006 and
2005 closing $/€ exchange rates: $1.32 for €1 at the end of
2006 compared to $1.18 for €1 at the end of 2005), Japan
(€-291 million) and Canada (€-81 million), partially offset
by the change in fair value of currency hedges set up by the
Company to hedge net investments in foreign operations
(€841 million).

c)  Employee benefits actuarial gains and losses
The main contributors to the €252 million change in actuarial gains and losses on employee benefit obligations were the
United States (€146 million), Germany (€63 million) and the
Netherlands (€16 million).

13.2.3.  Recognized income and expense for 2005
a)  Reserve related to changes in fair value of
available for sale financial instruments included in
shareholders' equity
The impact of change in fair value of assets (€2,391 million)
mainly related to France (€1,060 million), Belgium
(€710 million) and Japan (€347 million), partially offset by an adverse impact in the United States (€-385 million).

b) Translation reserve
The impact of exchange rate movements (€1,361 million)
was mainly attributable to the United States (€1,671 million, principally due to the difference between the 2005 and 2004
closing $/€ exchange rates: $1.18 for €1 at the end of 2005
compared to $1.36 for €1 at the end of 2004), Australia
(€99 million) and Canada (€97 million), partially offset by
the change in fair value of currency hedges set up by the
Company to hedge net investments in foreign operations
(€-576 million).

c) Employee benefits actuarial gains and losses
The main contributors to the €-415 million change in actuarial gains and losses on the employee benefit liabilities were the
United Kingdom (€-131 million), Germany (€-128 million) and
the United States (€-95 million).

13.3. CHANGE IN MINORITY
INTERESTS

Under IFRS, minority interests in most investment funds in
which the Group invests consist of instruments that holders
can redeem at will at fair value, and qualify as a liability rather than shareholders' equity items. Please refer to note
17 - Debt (other than financing debt). The same is true for
puttable instruments held by minority interest holders.

13.3.1. Change in minority interests in 2007
The €-331 million decrease in minority interests to €3,272 million was mainly due to:

-  positive net income for the period (€+725 million);

-  changes in the scope of consolidation (€+449 million),
mainly due to the acquisition of 50% of MPS Vita and
Danni (€+700 million), partly offset by the buyout of
minority interests in Morocco (€-256 million);

-  change in translation reserves (€-182 million); and

-  other movements (€-608 million), mainly including
dividends paid to minority interests (€-544 million).

13.3.2. Change in minority interests in 2006
The €178 million increase in minority interests to €2,940 million was mainly due to:

-  consolidation of Winterthur (€70 million), mainly in
Germany (€56 million) and Switzerland (€12 million);

-  changes in the scope of consolidation in other group
entities (€-60 million), mainly due to the buyout of
minority interests in AXA Konzern (Germany);

-  change in translation reserves (€-205 million);

-  net income for the period (€673 million);

-  other movements (€394 million), mainly comprising
dividends paid to minority interests (€-440 million).

13.3.3. Change in minority interests in 2005
The €452 million increase in minority interests to €2,763 million was mainly due to:

-  net income for the period (€488 million);

-  dividends paid to minority interests (€-359 million);

-  change in translation reserves (€-230 million);

-  changes in the scope of consolidation (€23 million), notably from previously equity accounted Turkish entities;

-  other movements (€69 million), mainly including
movements in reserves related to changes in fair value of
available for sale assets.

13.4. CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share Capital
	Number of shares (in thousands)	Nominal value (euros)	Share Capital	Capital in excess of nominal value	Treasury shares
Shareholders' equity as at January 1, 2007	2,092,888	2.29	4,793	18,398	(521)
Capital	(32,135)	2.29	(74)	-	-
Capital in excess of nominal value	-	-	-	(1,126)	-
Equity - share based compensation	-	-	-	92	-
Change in scope of consolidation	-	-	-	-	-
Treasury shares	-	-	-	-	(195)
Equity component of compound financial instruments	-	-	-	-	-
Deeply subordinated debt	-	-	-	-	-
Accrued interests - Deeply subordinated debt	-	-	-	-	-
Other	-	-	-	-	-
Dividends paid	-	-	-	-	-
Impact of transactions with shareholders	(32,135)	2.29	(74)	(1,035)	(195)
Reserves relating to changes in fair value through shareholders' equity	-	-	-	-	-
Translation reserves	-	-	-	-	-
Employee benefits actuarial gains and losses through OCI(b)	-	-	-	-	-
Net income of the period	-	-	-	-	-
Total recognized income and expense for the period (SORIE)	-	-	-	-	-
Shareholders' equity as at December 31, 2007	2,060,753	2.29	4,719	17,363	(716)

NB : amounts are presented net of impacts of shadow accounting and of its effects on policyholders' benefit, deferred acquisition costs, and value of business in force.

(a) Mainly perpetual subordinated debts (TSS, TSDI), and equity components of compounded financial instruments (e.g convertible bonds).

(b) Actuarial gains and losses accrued since opening January 1, 2007.

				(In Euro million, except for number of shares and nominal value)
Attibutable to shareholders
		Other reserves
Reserves relating to the change in fair value of financial instruments available for sale	Reserves relating to the change in fair value of hedge accounting derivatives (cash flow hedge)	Reserves relating to revaluation of tangible assets	Other(a)	Translation reserve	Undistributed profits and other reserves	Shareholders' Equity Group share	Minority interests
7,763	55	4	7,090	(86)	9,730	47,226	2,940
-	-	-	-	-	-	(74)	-
-	-	-	-	-	-	(1,126)	-
-	-	-	-	-	-	92	-
(36)	-	-	-	(4)	-	(40)	449
-	-	-	-	-	-	(195)	-
-	-	-	(109)	-	-	(109)	-
-	-	-	528	-	-	528	-
-	-	-	(290)	-	-	(290)	-
-	-	-	-	-	(93)	(93)	(608)
-	-	-	-	-	(2,218)	(2,218)	-
(36)	-	-	129	(4)	(2,312)	(3,526)	(159)
(2,880)	(67)	-	-	-	-	(2,947)	(69)
-	-	-	-	(1,388)	-	(1,388)	(182)
-	-	-	-	-	612	612	16
-	-	-	-	-	5,666	5,666	725
(2,880)	(67)	-	-	(1,388)	6,278	1,942	490
4,846	(11)	4	7,219	(1,478)	13,697	45,642	3,272

	Share Capital
	Number of shares (in thousands)	Nominal value (euros)	Share Capital	Capital in excess of nominal value	Treasury shares
Shareholders' equity as at January 1, 2006	1,871,605	2.29	4,286	14,492	(658)
Capital	221,283	2.29	507	-	-
Capital in excess of nominal value	-	-	-	3,800	-
Equity - share based compensation	-	-	-	106	-
Change in scope of consolidation	-	-	-	-	-
Treasury shares	-	-	-	-	137
Equity component of compound financial instruments	-	-	-	-	-
Deeply subordinated debt	-	-	-	-	-
Accrued interests - Deeply subordinated debt	-	-	-	-	-
Other	-	-	-	-	-
Dividends paid	-	-	-	-	-
Impact of transactions with shareholders	221,283	2.29	507	3,906	137
Reserves relating to changes in fair value through shareholders' equity	-	-	-	-	-
Translation reserves	-	-	-	-	-
Employee benefits actuarial gains and losses through OCI(b)	-	-	-	-	-
Net income of the period	-	-	-	-	-
Total recognized income and expense for the period (SORIE)			-	-	-
Shareholders' equity as at December 31, 2006	2,092,888	2.29	4,793	18,398	(521)

NB: amounts are presented net of impacts of shadow accounting and of its effects on policyholders' benefit, deferred acquisition costs, and value of business in force.
The changes in minority interests over the period has been restated in accordance with the presentation principles described in note 1.18.

(a) Mainly perpetual subordinated debt (TSS, TSDI), and equity components of compounded financial instruments (e.g convertible bonds).

(b) Actuarial gains and losses accrued since opening January 1, 2006.

				(In Euro million, except for number of shares and nominal value)
Attibutable to shareholders
		Other reserves
Reserves relating to the change in fair value of financial instruments available for sale	Reserves relating to the change in fair value of hedge accounting derivatives (cash flow hedge)	Reserves relating to evaluation of of tangible assets	Other(a)	Translation reserve	Undistributed profits and other reserves	Shareholders' Equity Group share	Minority interests
8,111	75	3	3,550	681	5,985	36,525	2,763
-	-	-	-	-	-	507
-	-	-	-	-	-	3,800
-	-	-	-	-	-	106
7	-	-	-	-	-	7	11
-	-	-	-	-	-	137
-	-	-	-	-	-	-
-	-	-	3,699	-	-	3,699
-	-	-	(160)	-	-	(160)
-	-	-	-	(2)	55	53	(394)
-	-	-	-	-	(1,647)	(1,647)	-
7	-	-	3,539	(2)	(1,592)	6,502	(383)
(355)	(20)	-	-	-	-	(375)	84
-	-	-	-	(764)	-	(764)	(205)
-	-	-	-	-	252	252	8
-	-	-	-	-	5,085	5,085	673
(355)	(20)	-	-	(764)	5,337	4,198	560
7,763	55	4	7,090	(86)	9,730	47,226	2,940

			Share Capital
	Number of shares (in thousands)	Nominal value (euros)	Share Capital	Capital in excess of nominal value	Treasury shares
Shareholders' equity as at January 1, 2005	1,908,444	2.29	4,370	15,401	(386)
Capital	(36,839)	2.29	(84)	-	-
Capital in excess of nominal value	-	-	-	(966)	-
Equity - share based compensation	-	-	-	57	-
Change in scope of consolidation	-	-	-	-	-
Treasury shares	-	-	-	-	(272)
Equity component of compound financial instruments	-	-	-	-	-
Deeply subordinated debt	-	-	-	-	-
Accrued interests - Deeply subordinated debt	-	-	-	-	-
Other	-	-	-	-	-
Dividends paid	-	-	-	-	-
Impact of transactions with shareholders	(36,839)	2.29	(84)	(909)	(272)
Reserves relating to changes in fair value through shareholders' equity	-	-	-	-	-
Translation reserves	-	-	-	-	-
Employee benefits actuarial gains and losses through OCI(b)	-	-	-	-	-
Net income of the period	-	-	-	-	-
Total recognized income and expense for the period (SORIE)			-	-	-
Shareholders' equity as at December 31, 2005	1,871,605	2.29	4,286	14,492	(658)

NB : amounts are presented net of impacts of shadow accounting and of its effects on policyholders' benefit, deferred aquisition costs, and value of business in force.

(a) Mainly perpetual subordinated debts (TSS, TSDI), and equity components of compounded financial instruments (e.g convertible bonds).

(b) Actuarial gains and losses accrued since opening January 1, 2005.

				(In Euro million, except for number of shares and nominal value)
Attibutable to shareholders
		Other reserves
Reserves relating to the change in fair value of financial instruments available for sale	Reserves relating to the change in fair value of hedge accounting derivatives (cash flow hedge)	Reserves relating to revaluation of tangible assets	Other(a)	Translation reserve	Undistributed profits and other reserves	Shareholders' equity Group share	Minority interests
5,720	53	-	3,782	(686)	3,316	31,571	2,311
-	-	-	-	-	-	(84)
-	-	-	-	-	-	(966)
-	-	-	-	-	-	57
(2)	-	-	-	-	-	(2)	23
-	-	-	-	-	-	(272)
-	-	-	-	-	-	-
-	-	-	(119)	-	-	(119)
-	-	-	(112)	-	-	(112)
-	-	-	(1)	5	(70)	(65)	(289)
-	-	-	-	-	(1,164)	(1,164)	-
(2)	-	-	(232)	5	(1,234)	(2,728)	(265)
2,393	22	3	-	-	-	2,418	2
-	-	-	-	1,361	-	1,361	230
-	-	-	-	-	(415)	(415)	(3)
-	-	-	-	-	4,318	4,318	488
2,393	22	3	-	1,361	3,903	7,683	717
8,111	75	3	3,550	681	5,985	36,525	2,763

NOTE 14 > LIABILITIES ARISING FROM INSURANCE
AND INVESTMENT CONTRACTS

Following the adoption of the United Kingdom standard FRS
27, as described in note 1.12.2 "accounting principles", the impacts on December 31, 2005 balance sheet and 2005
income statement were as follows:

Impacts on December 31, 2005 balance sheet:

-   deferred acquisition costs were restated by €-708 million;

-   liabilities arising from insurance contracts were increased by €1,517 million, including €1,196 million in individual

14.1. LIABILITIES ARISING FROM INSURANCE CONTRACTS
(GROSS AND REINSURERS' SHARE)

Liabilities arising from insurance contracts, including those where the financial risk is borne by policyholders, were split by segment as follows:

	December 31,2007
	Life & Savings	Property & Casualty	International Insurance	Total
Future policy benefit reserves Life & Savings(d)	239,649	-	228	239,877
Unearned premium reserves	254	8,239	798	9,291
Claim reserves(a)	9,460	34,813	9,860	54,132
of which IBNR(e)	2,729	6,672	4,218	13,620
Liability adequacy test reserves	-	-	-	-
Other reserves(b)	3,329	4,020	61	7,410
Liabilities arising from insurance contracts	252,691	47,072	10,946	310,709
Of which measured at current market assumptions(c)	19	-	33	52
Future policy benefit reserves	113,559	-	-	113,559
Claim reserves(a)	76	-	-	76
of which IBNR(e)	-	-	-	-
Other reserves	18	-	-	18
Liabilities arising from insurance contracts where the financial risk is borne by policyholders	113,654		_	113,654
Of which measured at current market assumptions(c)	-	-	-	-

Reinsurers' share in future policy benefit reserves	3,994	-	6	4,000
Reinsurers' share in unearned premium reserves	6	317	472	795
Reinsurers' share in claim reserves(a)	455	1,964	3,861	6,280
of which IBNR(e)	174	279	1,345	1,798
Reinsurers' share in other reserves	158	16	-	174
Reinsurers' share in liabilities arising from insurance contracts	4,613	2,298	4,340	11,250
Of which measured at current market assumptions(c)	-	-	-	-
Reinsurers' share in future policy benefit reserves	18	-	-	18
Reinsurers' share in claim reserves(a)	-	-	-	-
of which IBNR(e)	-	-	-	-
Reinsurers' share in other reserves	-	-	-	-
Reinsurers share in liabilities arising from insurance contracts where the financial risk is borne by policyholders	18	_	_	18
Of which measured at current market assumptions(c)	11	-	-	11
TOTAL LIABILITIES ARISING FROM INSURANCE CONTRACTS, NET OF REINSURANCE CEDED	361,715	44,774	6,607	413,095

NB : Excludes derivatives related to insurance and investment contracts, which are detailed in section 19.4.

Liabilities relating to unearned revenues and fees, and to policyholders participation (gross and reinsurers' share), along with derivative instruments relating to insurance and investment contracts, are excluded from the table above. However, the provision for credit risk on reinsurers share in technical liabilities is included.

(a) Includes reserves for claim handling costs.

(b) Notably includes non-life annuities mathematical reserves.

(c) See note 1.12.2 - Reserves measured according to the option offered by IFRS 4.24 for selective re-measurement of reserves at current market assumptions.

(d) As described in note 1.12.2, the adoption of FRS27 in the United Kingdom has led to adjustments to 2005 (see the first paragraph of this note).

(e) For the detail of P&C and International Insurance IBNR, see note 20.2.4.

(f) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group has adjusted certain items impacting the allocation of Winterthur purchase price.

savings contracts, €6 million in group savings contracts
and €315 million in life contracts;

-   liabilities arising from investment contracts with discretionary participating features increased by €377 million, including
€317 million in individual savings contracts and €60 million in group savings contracts;

-   liabilities arising from policyholders' participation were reduced by €-2,382 million;

-   unearned revenues and unearned fee reserves were
reduced by €-109 million;

-   deferred tax liabilities were reduced by €-111 million.

Impacts on 2005 income statement:

-   the change in unearned premium reserves net of unearned
revenues and fees was increased by €0.6 million;

-   technical charges relating to insurance activities were
reduced by €0.4 million;

-   acquisition costs were restated by €0.8 million;

-   income tax was decreased by €1 million.

The overall impact on 2005 net income was therefore nil.

						(in Euro million)
December 31, 2006 Restated(f)				December 31, 2005
Life & Savings	Property & Casualty	International Insurance	Total	Life & Savings	Property & Casualty	International Insurance	Total
252,682	-	285	252,967	191,579	-	373	191,952
262	7,762	889	8,913	76	6,501	821	7,398
9,027	35,039	10,534	54,600	5,405	26,602	10,623	42,629
2,793	6,965	4,275	14,033	2,262	6,306	4,853	13,421
17	-	-	17	21	-	-	21
3,402	3,410	52	6,864	2,768	2,895	53	5,717
265,391	46,210	11,760	323,361	199,849	35,998	11,870	247,717
(263)	-	57	(205)	-	-	163	163
108,891	-	-	108,891	92,803	-	-	92,803
85	-	-	85	69	-	-	69
7	-	-	7	6	-	-	6
8	-	-	8	16	-	-	16
108,984	_	_	108,984	92,888	_	_	92,888
189	-	-	189	(141)	-	-	(141)

4,217	-	11	4,228	3,710	-	8	3,718
5	215	554	775	5	128	134	267
442	1,964	4,348	6,754	376	1,791	2,692	4,859
154	267	1,424	1,844	9	416	1,092	1,516
154	27	-	181	140	37	-	177
4,818	2,206	4,913	11,937	4,230	1,956	2,834	9,020
-	-	-	-	-	-	-	-
20	-	-	20	10	-	-	10
2	-	-	2	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
22	_	_	22	10	_	_	10
10	-	-	10	8	-	-	8
369,534	44,004	6,848	420,386	288,497	34,043	9,036	331,576

At the end of 2006, total liabilities arising from insurance contracts included €78,569 million gross of reinsurance
related to Winterthur. Net of reinsurance, the corresponding amount was €77,331 million.

At the end of 2007, insurance liabilities relating to UK with-
profit insurance contracts excluding the FFA (Fund for Future
Appropriation) were €17,761 million versus €20,358 million
at the end of 2006 (of which €2,006 million relating to
Winterthur) and €18,169 million at the end of 2005.

14.2. LIABILITIES ARISING FROM INVESTMENT CONTRACTS
(GROSS AND REINSURERS' SHARE)

The following table shows a segmental breakdown of liabilities arising from investment contracts, including those where the financial risk is borne by policyholders:

	December 31, 2007
	Life & Savings	International Insurance	Total investment contracts
Future policy benefit reserves(c)	39,906	-	39,906
Unearned premium reserves	-	-	-
Claim reserves(a)	208	-	208
Liability adequacy test reserves	-	-	-
Other reserves	7	-	7
Liabilities arising from investment contracts with discretionary participating features	40,121	_	40,121
Of which measured at current market assumptions(b)	-	-	-
Future policy benefit reserves	1,350	-	1,350
Claim reserves(a)	98	-	98
Other reserves	5	-	5
Liabilities arising from investment contracts with no discretionary participating features	1,452	_	1,452
Future policy benefit reserves	69,472	-	69,472
Claim reserves(a)	15	-	15
Other reserves	100	-	100
Liabilities arising from investment contracts where the financial risk is borne by policyholders	69,587	_	69,587

Reinsurers' share in future policy benefit reserves	13	-	13
Reinsurers' share in unearned premium reserves	-	-	-
Reinsurers' share in claim reserves(a)	-	-	-
Reinsurers' share in other reserves	-	-	-
Reinsurers' share in liabilities arising from investment contracts with discretionary participating features	13	_	13
Of which measured at current market assumptions(b)	-	-	-
Reinsurers' share in future policy benefit reserves	-	-	-
Reinsurers' share in claim reserves(a)	-	-	-
Reinsurers' share in other reserves	-	-	-
Reinsurers share in liabilities arising from investment contracts with no discretionary participating features	_	_	_
Reinsurers' share in future policy benefit reserves	9	-	9
Reinsurers' share in claim reserves(a)	-	-	-
Reinsurers' share in other reserves	-	-	-
Reinsurers share in liabilities arising from investment contracts where the financial risk is borne by policyholders	9	_	9
TOTAL LIABILITIES ARISING FROM INVESTMENT CONTRACTS - NET OF REINSURANCE CEDED	111,138	_	111,138

Liabilities relating to unearned revenues and fees, and to policyholder bonuses (gross and reinsurers' share), along with derivative instruments relating to insurance and investment contracts, are excluded from the table above.

(a) Includes reserves for claim handling costs.

(b) See note 1.12.2. - Reserves mesured according to the option opened by IFRS 4.24 for selective re-measurement of reserves at current market assumptions.

(c) as described in note 1.12.2, the adoption of FRS27 in the United Kingdom has led to adjustments to 2005 (see the first paragraph of this note).

(d) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group has adjusted certain items impacting the allocation of Winterthur purchase price.

		(in Euro million)
December 31, 2006 Restated(d)		December 31,2005
Life & Savings	Total investment contracts	Life & Savings	Total investment contracts
32,456	32,456	33,119	33,119
-	-	-	-
143	143	127	127
-	-	-	-
6	6	21	21
32,606	32,606	33,267	33,267
-	-	-	-
1,120	1,120	925	925
1	1	1	1
-	-	-	-
1,121	1,121	926	926
66,927	67,467	48,298	48,298
25	27	2	2
178	178	248	248
67,129	67,673	48,549	48,549

12	12	13	13
-	-	-	-
-	-	-	-
-	-	-	-
12	12	13	13
-	-	-	-
-	-	-	-
-	-	-	-
-	-	-	-
_	_	_	_
9	9	8	8
-	-	-	-
-	-	-	-
9	9	8	8
100,836	101,379	82,720	82,720

At the end of 2007, investment liabilities relating to UK with-profit insurance contracts excluding the FFA (Fund for Future Appropriation) amounted to €8,515 million, versus	€10,323 million at the end of 2006 (of which €223 million relating to Winterthur) and €10,363 million at the end of 2005.

14.3. CHANGE IN CLAIM RESERVES FOR PROPERTY & CASUALTY
AND INTERNATIONAL INSURANCE (INSURANCE CONTRACTS)

14.3.1. Change in gross claim reserves (including reinsurance)

							(In Euro million)
	2007			2006 Restated(c)(d))			2005(d)
	Property & Casualty	International Insurance	Total	Property & Casualty	International Insurance	Total	Property & Casualty	International Insurance	Total
Claim reserves as of January 1	33,733	10,275	44,007	25,614	10,366	35,980	23,708	8,890	32,599
Claim handling cost reserves as of January 1	1,306	259	1,566	988	257	1,245	891	257	1,148
Gross claim reserves as of January 1(a)	35,039	10,534	45,573	26,602	10,623	37,225	24,599	9,147	33,747
Current year change	16,823	2,203	19,027	12,573	2,018	14,590	11,909	3,208	15,117
Loss reserves development (prior years)	(1,531)	(157)	(1,687)	(827)	(132)	(959)	(620)	199	(421)
Total claim expenses(b)	15,293	2,047	17,339	11,746	1,886	13,631	11,288	3,407	14,696
Claim payments (current year)	(7,552)	(1,182)	(8,734)	(5,462)	(1,622)	(7,083)	(5,166)	(1,358)	(6,525)
Claim payments (prior years)	(6,614)	(1,035)	(7,649)	(5,106)	(1,062)	(6,169)	(5,110)	(1,231)	(6,341)
Claim payments(b)	(14,167)	(2,217)	(16,383)	(10,568)	(2,684)	(13,252)	(10,276)	(2,590)	(12,866)
Change in scope of consolidation and change in accounting method	(919)	(275)	(1,195)	7,359	1,239	8,598	666	35	701
Impact of foreign currency fluctuation	(432)	(529)	(961)	(99)	(530)	(629)	324	622	946
Claim reserves as at December 31	33,426	9,598	43,024	33,625	10,275	43,899	25,614	10,366	35,980
Claim handling cost reserves as of December 31	1,387	262	1,649	1,306	259	1,566	988	257	1,245
Gross claim reserves as of December 31(a)	34,813	9,860	44,673	34,931	10,534	45,465	26,602	10,623	37,225

(a) Excluding "other policy benefits liabilities" (mainly mathematical annuity reserves), which totaled €2.9 billion in 2005, €3.4 billion in 2006 including €0.5 billion for Winterthur and €3.3 billion in 2007.

(b) Excluding claim handling cost reserves.

(c) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group has adjusted certain items impacting the allocation of Winterthur purchase price.

(d) As described in note 1.10, the contribution of discontinued operations is stated on a separate line of the income statement.

For Property & Casualty, changes in the scope of consolidation in 2007 amounted to €-919 million, mainly due to:

-  The disposal of the Netherlands operations (€-657 million).

-   In Switzerland, the transfer of annuities reserve from claims reserve to other policy benefits reserve (€-681 million).

-   In France, the entry of NSA (Nationale Suisse Assurances)
in the scope of consolidation (€154 million).

-   In the Mediterranean Region, the entry of AXA-MPS
Danni and Alpha Insurance in the scope of consolidation
(€65 million and €71million respectively).

-   In South Korea, the entry of Kyobo Auto in the scope of
consolidation (€51 million).

-   The change in consolidation method (full consolidation
instead of equity-method) in Malaysia (€41 million).

For International Insurance, changes in the scope of consolidation in 2007 amounted to €-275 million mainly due to:

-  The disposal of AXA RE Asia Pacific (€-123 million).

-   The disposal of Compagnie Generale de Reassurance de
Monte Carlo (€-57 million).

-  The reclassification to the "Reinsurers share in insurance and investment contracts liabilities" aggregate of the
balance sheet assets of a risk provision for credit risk
on reinsurers' balances (€-39 million) and change of
consolidation scope (€-74 million) at AXA Cessions.

For Property & Casualty, changes in the scope of consolidation in 2006 amounted to €7,359 million, mainly due to:

-   The entry of Winterthur companies in the scope of
consolidation (€7,884 million).

-   In Germany, removals from scope of consolidation
(€-794 million), mainly due to transfer of the run-off
portfolio to AXA Liabilities Managers, which belongs to
the International Insurance segment (€-640 million), and
the disposal of DARAG (€-127 million).

-   In Canada, the entry of Citadel in the scope of consolidation
(€250 million).

For International Insurance, changes in the scope of
consolidation in 2006 amounted to €1,239 million, mainly
due to:

-   The entry of Winterthur companies in the scope of
consolidation (€612 million).

-  The transfer of the German run-off portfolio (€640 million).

For Property & Casualty, changes in the scope of consolidation in 2005 amounted to €697 million, mainly due to:

-   The change in consolidation method (full consolidation
method instead of equity-method) in Turkey (€82 million),
Hong Kong (€116 million) and Singapore (€63 million);

-   The transfer of the disability business from the Life &
Savings segment to the Property & Casualty segment in
the Netherlands (€116 million).

-   The entry of Daev Sach (Germany) in the scope of
consolidation (€57 million).

14.3.2. Change in reinsurers' share

							(In Euro million)
	2007			2006(a)			2005(a)
	Property & Casualty	International Insurance	Total	Property & Casualty	International Insurance	Total	Property & Casualty	International Insurance	Total
Reinsurers' share in claim reserves as of January 1	1,964	4,348	6,312	1,791	2,692	4,483	1,628	2,051	3,680
Reinsurers' share in total claim expenses	573	784	1,357	307	716	1,023	308	1,265	1,573
Reinsurers' share in claim payments	(576)	(1,151)	(1,727)	(356)	1,014	657	(321)	(832)	(1,154)
Change in scope of consolidation, portfolio transfers and change in accounting principles	22	(44)	(22)	240	144	384	153	58	211
Impact of foreign currency fluctuation	(19)	(323)	(341)	(18)	(218)	(236)	22	150	172
Reinsurers' share in claim reserves as of December 31	1,964	3,861	5,825	1,964	4,348	6,312	1,791	2,692	4,483

(a) As described in note 1.10, the contribution of discontinued operations is stated on a separate line of the income statement.

For Property & Casualty, changes in the scope of consolidation in 2007 amounted to €22 million, mainly due to:

-  The disposal of the Netherlands operations (€-120 million).

-   In France, the entry of NSA (Nationale Suisse Assurances)
in the scope of consolidation (€30 million).

-   In the Mediterranean Region, the entry of AXA-MPS
Danni and Alpha Insurance in the scope of consolidation
(€6 million and €25 million respectively).

-   In South Korea, the entry of Kyobo Auto in the scope of
consolidation (€25 million).

-   The change in consolidation method (full consolidation
instead of equity-method) in Malaysia (€20 million).

For International Insurance, changes in the scope of consolidation in 2007 amounted to €-44 million, mainly due to:

-   The disposal of Compagnie Generale de Reassurance de
Monte Carlo (€-20 million).

-  The change of consolidation scope (€-24 million) at AXA
transnational activities.

For Property & Casualty, changes in the scope of consolidation in 2006 amounted to €240 million, mainly due to:

-   The entry of Winterthur companies in the scope of
consolidation (€424 million).

-  €-169 million in Germany mainly due to transfer of the
run-off portfolio to AXA Liabilities Managers, International
Insurance segment (€-125 million) and the disposal of
DARAG (€-43 million).

-   In Canada, the entry of Citadel in the scope of consolidation
(€24 million).

For International Insurance, changes in the scope of consolidation in 2006 amounted to €144 million, mainly due to:

-   The entry of Winterthur companies in the scope of
consolidation (€6 million).

-  The transfer of the German run-off portfolio (€125 million).

For Property & Casualty, changes in the scope of consolidation in 2005 amounted to €153 million, mainly due to:

-   The change in consolidation method in Turkey (€17 million),
Hong Kong (€42 million) and Singapore (€20 million).

-   The transfer of the disability business from the Life &
Savings segment to the Property & Casualty segment in
the Netherlands (€60 million).

14.4. CHANGE IN FUTURE POLICY BENEFIT RESERVES (LIFE & SAVINGS)

14.4.1. Change in gross future policy benefit reserves (including reinsurance)

								(In Euro million)
	2007			2006 Restated (d)			2005 Restated (c)
	Insurance contracts	Investment contracts	Total	Insurance contracts	Investment contracts	Total	Insurance contracts	Investment contracts	Total
Gross future policy benefit reserves as of January 1	361,590	100,503	462,093	284,403	82,342	366,745	251,339	71,513	322,852
Net pure premiums	44,333	14,917	59,249	37,618	9,837	47,454	32,538	9,505	42,044
Claims paid	(38,116)	(15,502)	(53,618)	(30,678)	(10,040)	(40,718)	(27,132)	(8,158)	(35,290)
Change in future policy benefit reserves(a)(c)	12,147	2,944	15,091	17,611	2,438	20,049	12,642	5,790	18,431
Technical income and other	(81)	1,257	1,176	90	2,216	2,306	501	1,690	2,191
Transfers(b)	(69)	69	(0)	1,702	(1,699)	3	(231)	231	(0)
Change in scope of consolidation and change in accounting method(c)	(8,393)	12,173	3,780	64,944	14,785	79,729	(546)	(97)	(644)
Impact of foreign currency fluctuation(c)	(18,195)	(5,633)	(23,828)	(14,099)	624	(13,475)	15,293	1,868	17,162
Gross future policy benefit reserves as of December 31(c)	353,208	110,728	463,936	361,590	100,503	462,093	284,403	82,342	366,745

(a) Also includes interests credited, policyholders participation, adjustments on contracts where the financial risk is borne by policyholders.

(b) Internal AXA transfers.

(c) As described in note 1.12.2 on accounting principles, the adoption of FRS 27 in the United Kingdom led to restatements to 2005 (see the first paragraph of this note).

(d) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group has adjusted certain items impacting the allocation of Winterthur purchase price.

N.B.: This table summarizes future policy benefit reserves
arising from insurance and investment contracts for the
Life & Savings segment, whether or not the risk is borne by
policyholders (i.e. including unit-linked business).

In 2007, changes in the scope of consolidation totaled
€3,780 million, mainly due to:

-  The disposal of the Netherlands (€-9,890 million).

-  The transfer of €-2,495 million towards pension liabilities in Switzerland.

-  The entries in the scope of consolidation of AXA-MPS Vita
(€3,661 million insurance liabilities and €12,548 million
investment liabilities) and Alpha Insurance (€188 million).

-   In Germany, €-337 million corresponding to the continued
reduction in AXA Germany's co-insurance share of HAK-BAK
medical profession pools (€-305 million) and co-insurance
share of press employees business (€-29 million).

In 2006, changes in the scope of consolidation totaled
€79,729 million, mainly due to:

-  The entries in the scope of consolidation of:

• Winterthur: €79,218 million (including €64,564 million
related to insurance contracts and €14,654 million
related to investment contracts).

•  Citadel in Canada (€56 million).

•  MLC in Hong Kong: €391 million (including €304 million
related to insurance contracts and €87 million to
investment contracts).

•  In Malaysia: €95 million (insurance contracts).

-   Continued reduction in AXA Germany's co-insurance share
of HAK-BAK medical profession pools (€-304 million).

-   In the Mediterranean Region, reclassification of
policyholder participation reserves to the future policy
benefit reserves: €273 million (including €229 million
related to insurance contracts, and €44 million related
to investment contracts).

In 2005, changes in the scope of consolidation mainly
included the reduction in AXA Germany's co-insurance share
of HAK-BAK medical profession pools (€-354 million), the
sale of the Health business (€-142 million) and the transfer of the disability business from the Life & Savings segment
to the Property & Casualty segment in the Netherlands
(€-116 million).

14.4.2. Change in reinsurers' share

								(in Euro million)
	2007			2006			2005
	Insurance contracts	Investment contracts	Total	Insurance contracts	Investment contracts	Total	Insurance contracts	nvestment contracts	Total
Reinsurers' share in future policy benefit reserves as of January 1	4,237	20	4,258	3,720	21	3,741	3,391		3,391
Ceded net pure premiums	582	2	583	493	1	495	463	11	473
Ceded claims paid	(590)	(1)	(591)	(540)	(3)	(543)	(559)	(3)	(562)
Reinsurers' share of change in future policy benefit reserves(a)	25		25	91		91	47		47
Ceded technical income and other	77	1	78	69	1	70	91	1	92
Transfers(b)	-	-	-	(0)	-	(0)	(12)	12	(0)
Change in scope of consolidation and change in accounting method				694		694	(57)		(57)
Impact of foreign currency fluctuation	(308)	_	(308)	(289)	_	(289)	356	_	356
Reinsurers' share in future policy benefit reserves as of December 31	4,012	22	4,034	4,237	20	4,258	3,720	21	3,741

(a) Interests credited, policyholders bonus, adjustments on contracts where the financial risk is borne by policyholders,

(b) Internal AXA transfers.

In 2006, changes in the scope of consolidation (€694 million) mainly comprised the integration of Winterthur (€687 million).

14.5. LIABILITIES ARISING FROM INVESTMENT CONTRACTS
BY ACCOUNTING METHOD

		(in Euro million)
	Carrying value
	December 31, 2007	December 31, 2006 Restated(f)	December 31, 2005 Restated(e)
(Non Unit-Linked) - Liabilities arising from :
Investment contracts with Discretionnary Participation Features (DPF) measured according to existing accounting policies(a)(d)(e)	40,121	32,606	33,267
Investment contracts with Discretionnary Participation Features (DPF) measured with current assumptions(b)	_	_	_
Investment contract with no Discretionnary Participation Features (DPF) measured at amortized cost	911	510	219
Investment contract with no Discretionnary Participation Features (DPF) measured at fair value	541	611	707
(Unit-Linked) - Liabilities arising from contracts where financial risk is borne by policyholders :
Investment contract with Discretionnary Participation Features (DPF) measured according to existing accounting policies(a)(c)	10,414	11,007	9,712
Features in investment contracts with Discretionnary Participation Features (DPF) measured with current assumptions(b)	_	_	_
Investment contract with no Discretionnary Participation Features (DPF) measured at current unit value(d)	59,173	56,665	38,836
TOTAL LIABILITIES ARISING FROM INVESTMENT CONTRACTS	111,161	101,399	82,742

(a) In accordance with IFRS 4 standards which allow, under certain conditions, to continue to use a previous system of reference to liabilities arising from contracts with discretionary participating features.

(b) See note 1.12.2. - Reserves measured according to IFRS 4.24 option which allows to evaluate certain portfolios with current assumptions.

(c) & (d) As unit-linked contracts, they share the same reserves measurement determined on the basis of held assets units fair value ("current unit value"). Only the valuation of related assets is different:

- for unit-linked contracts with a discretionary participating feature (c), an asset representing the deferred acquisition costs is recognized in continuity with French GAAP;

- for unit-linked contracts with no discretionary participating feature (d), an asset representing the rights to future management fees is recognized in accordance with IAS 18 ("DOC")- see section 1.2.5.

N.B.: This information is presented net of the impact of derivatives, which is described in note 19.4.1.

(e) As described in note 1.12.2 on accounting principles, the adoption of FRS 27 in the United Kingdom led to restatements to 2005 (see the first paragraph of this note).

(f) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group has adjusted certain items impacting the allocation of Winterthur purchase price.

The recognition of investment contracts with a discretionary participating features is subject to IFRS 4, which allows under certain conditions the continued use of principles applied
before the adoption of IFRS.

However, these contracts must be treated in accordance with
IAS 32 with regards to the disclosures to be provided in the notes to Financial Statements. IAS 32 requires the reporting of fair value or value ranges for these contracts, unless the
Group cannot reliably measure the participating features.

In Phase 1, the IAS Board acknowledged the difficulties
involved in the recognition of discretionary participating
features. In addition, the IAS Board has numerous projects
underway that could influence the definition of fair value
of discretionary participating features. Discussions on
these issues are highly complex, and are not yet sufficiently advanced, particularly the Discussion Paper setting out
the possibility of adopting US standard FAS 157 "Fair Value
Measurement" in IFRSs. Phase II discussions concerning
insurance and investment contracts with a discretionary
participating features were only re-activated at IAS Board
level in December 2005 and have to date produced little
guidance regarding the fair value measurement of these
contracts. Even though the Phase II Discussion Paper was
published in May 2007, there are too many remaining
uncertainties and AXA cannot reliably disclose fair value or value ranges for investment contracts with a discretionary
participating features.

14.6. LOSS RESERVE DEVELOPMENT
TABLE

The loss reserve development table shows movements in
loss reserves between 1997 and 2007, based on previously
applied accounting standards, in accordance with IFRS 4.
All contracts concerned are insurance contracts as defined
by IFRS.

The first row entitled "Gross reserves for unpaid claims and claims expenses developed initially at the booking date"
represents the loss reserves developed in the balance
sheet on the reporting date for the year indicated in the
column heading. For example, the amount of €31,168 million
appearing in the first row of the table in the 2005 column
represents all loss reserves developed in all years of
occurrence prior to and including 2005, recognized on the
company's balance sheet at December 31, 2005.

The second row entitled "Gross reserves for unpaid claims
and claims expenses developed in 2007 adjusted for changes
in exchange rates and scope of consolidation" indicates the
amount that would have been developed initially at the

booking date had the exchange rates for the current year
been used (for reserves recognized by AXA Group entities
that do not use the Euro as their functional currency) and
assuming an identical scope of consolidation to that used for the last diagonal of the table.

Preparation of the last diagonal reflects the fact that,
following the merger of some newly-acquired portfolios
with the AXA Group's existing portfolios, it is not always
technically possible to distinguish, within payments made in a given year in respect of prior occurrence years, between
those relating to the historical portfolio and those relating to the recently-acquired portfolio. In these cases, the merged
scope is used to prepare the last diagonal of the table, even in the columns corresponding to years before the one in which
the most recent portfolio was acquired.

With effect from the development of loss reserves at end
of 2006, however, AXA uses the method which consists in
completing each column of the table using the same scope
as that used for "Gross reserves for unpaid claims and
claims expenses developed initially at the booking date". In practice, therefore, with effect from the 2006 column, the
differences between the first and second rows are mainly due to exchange rate impacts and only marginally to changes in
scope of consolidation.

Also with effect from year-end 2006, IBNR reserves related
to construction insurance in France ("PSNEM") and the
annuity reserves of the Property & Casualty segment have
been included in the loss reserve development table for
Property & Casualty and International Insurance (excluding
AXA RE).

The first section of the table entitled "Cumulative payments"
shows, for a given column N, the cumulative amount of
payments related to years of occurrence prior to and
including N, made since December 31 of year N.

The second part of the table entitled "Reserves re-estimated"
shows, for a given column N, an estimate of the final cost of liabilities carried at December 31 of year N in respect of all years of occurrence prior to and including N, at each future period end. The final cost estimate varies year on year as
information relating to losses still outstanding becomes more reliable.

The surplus (shortfall) of the initial reserves with respect to the re-estimated gross final cost for each year represents,
for a given year N, the difference between the amount shown
on the second row (gross reserves for unpaid claims and
claims expenses developed in 2007 adjusted for changes in
exchange rates and scope of consolidation) and the amount
shown in the final diagonal under "Reserves re-estimated".

a) Loss reserve development table: Property & Casualty and International Insurance (excluding AXA RE)

	(In Euro million except percentages)
	1997(b)	1998	1999(c)	2000	2001	2002	2003	2004(d)	2005	2006(e)	2007
Gross reserves for unpaid claims and claims expenses developed initially at the booking date(d)	20,371	20,941	26,656	26,916	28,636	28,465	27,825	29,128	31,168	41,301	44,020
Gross reserves for unpaid claims and claims expenses developed in 2007 adjusted for changes in exchange rates and scope of consolidation(d)	21,132	21,633	23,809	24,592	26,072	26,724	27,556	28,409	29,884	42,627	44,020
Cumulative payments at:
One year later	4,737	4,745	7,727	6,807	6,715	6,371	6,075	6,180	6,084	7,652
Two years later	6,632	6,818	11,184	10,302	9,900	9,554	9,233	8,871	8,700
Three years later	8,087	9,361	13,474	12,378	12,440	11,846	11,332	10,580
Four years later	10,338	10,632	14,798	14,220	14,140	13,411	12,518
Five years later	11,218	11,384	16,239	15,297	15,410	14,159
Six years later	11,512	12,435	16,554	16,420	15,816
Seven years later	12,508	12,889	17,667	16,646
Eight years later	12,970	13,557	17,742
Nine years later	13,756	13,727
Ten years later	13,864
Reserves re-estimated at:
One year later	19,425	19,040	23,041	27,069	27,425	26,856	27,527	29,179	29,878	40,966
Two years later	17,510	19,407	26,294	25,919	25,718	26,219	26,791	27,833	27,084
Three years later	17,971	22,048	25,542	24,864	25,610	25,835	26,920	25,572
Four years later	20,162	21,485	24,409	24,665	25,542	25,783	24,994
Five years later	19,873	20,804	24,304	24,658	25,756	24,076
Six years later	19,052	20,820	24,174	25,093	24,112
Seven years later	19,293	20,671	24,720	23,585
Eight years later	19,267	21,049	23,387
Nine years later	19,864	20,120
Ten years later	18,986
Cumulative redundancy (deficiency) from the initial gross reserves in excess of re-estimated gross reserves(a)
Amount	2,146	1,513	422	1,007	1,960	2,648	2,562	2,837	2,800	1,660
Percentages	10.2%	7.0%	1.8%	4.1%	7.5%	9.9%	9.3%	10.0%	9.4%	3.9%

(a) It is not appropriate to extrapolate future redundancies or future deficiences based on the loss reserve development presented in the table, as conditions and trends that have affected development of the liability in prior periods may not necessarily occur in the future periods. Redundancies/deficiencies disclosed above include forex impact between this year and last year. This line also includes the impact of the unwind of discount rate on annuities (which are developed from 2006 on) for an amount of €100 million for 2006.

(b) AXA acquired Compagnie UAP("UAP") on January 1,1997. The operations of AXA and UAP were integrated in 1998. At the date of acquisition, UAP had net reserves of €13.7 billion. The outstanding claims reserves and claims expenses of UAP's Property & Casualty operations are included in the year end reserves as of December, 31,1997 and after. Cumulative payments and reserve development for 1998 and after include the development of integrated Property & Casualty liabilities of AXA, including UAP, as loss development data specific to UAP are not available and there is no reasonable basis of allocating cumulative payments and reserves re-estimated between AXA and UAP post-acquisition.

(c) AXA acquired GRE in May 1999. GRE's operations have been integrated within AXA. At the time of acquisition, GRE's gross reserves totaled €5.6 billion.

(d) In 2004, AXA Corporate Solutions Assurance US, AXA RE P&C Insurance Company and AXA RE P&C Reinsurance were transferred from AXA RE to "other international activities". The reserves of AXA Corporate Solutions Assurance US were presented on an occurring year basis and included in the Property & Casualty loss reserve development table. The reserves of AXA RE P&C Insurance Company and AXA RE Reinsurance Company were presented on an underwriting year basis and included in the AXA RE loss reserve development table.

(e) In 2006, Winterthur's operations were integrated within AXA. Total loss reserves developed amounted to €41.3 billion including €8.7 billion in respect of Winterthur (final figure after PGAAP re-opening).

b) Loss reserves development table: AXA RE

On December 21,2006, the AXA Group finalized an agreement
to sell the AXA RE reinsurance business to Paris Re Holding.
Under the terms of the agreement, AXA retains exposure
to any changes in the final cost of claims occurring before
December 31, 2005. However, the proportional treaty set in
place as part of the agreement between AXA RE and Paris Re

protects AXA entirely from any claims occurring after
January 1, 2006. Consequently, the table below shows the
development of loss reserves recognized in AXA RE's balance
sheet at each year-end until December 31, 2005. Reserves
recognized after that date, which correspond to exposure
assumed fully by Paris Re, have not been developed.

	(In Euro million except percentages)
	1997	1998	1999	2000	2001 (c)	2002	2003	2004(d)	2005
Gross reserves for unpaid claims and claims expenses developed initially at the booking date(a)	2,880	3,060	3,396	3,455	5,868	4,778	4,200	3,314	4,523
Gross reserves for unpaid claims and claims expenses developed in 2007(d)	2,880	3,060	3,396	3,453	5,868	4,778	3,742	3,314	4,253
Initial retroceded reserves	(285)	(416)	(430)	(393)	(1,652)	(1,020)	(853)	(410)	(1,048)
Retroceded reserves in 2007(d)	(285)	(416)	(430)	(393)	(1,652)	(1,020)	(461)	(502)	(1,048)
Initial net claims reserves:	2,595	2,644	2,966	3,060	4,216	3,758	3,281	2,812	3,205
Cumulative payments at:
One year later	583	956	1,165	1,218	1,987	1,441	950	1,127	1,191
Two years later	1,094	1,594	1,893	1,860	3,198	2,113	1,543	1,574	1,688
Three years later	1,430	2,000	2,265	2,449	3,603	2,570	1,784	1,812
Four years later	1,685	2,232	2,779	2,549	3,978	2,768	1,953
Five years later	1,815	2,677	2,726	2,770	4,140	2,899
Six years later	2,101	2,566	2,894	2,874	4,242
Seven years later	1,971	2,697	2,966	2,939
Eight years later	2060	2,755	3,011
Nine years later	2,114	2,794
Ten years later	2,150
Reserves re-estimated at:
One year later	2,945	3,743	3,969	4,199	5,922	5,012	3,438	3,797	4,061
Two years later	3,159	3,817	4,105	4,061	6,183	4,163	3,642	3,621	3,745
Three years later	3,168	3,772	3,955	4,034	5,314	4,374	3,514	3,399
Four years later	3,045	3,643	4,027	3,817	5,536	4,281	3,332
Five years later	2,941	3,722	3,755	3,944	5,466	4,107
Six years later	2,964	3,444	3,845	3,887	5,308
Seven years later	2,724	3,521	3,797	3,766
Eight years later	2,774	3,478	3,713
Nine years later	2,736	3,403
Ten years later	2,680
Cumulative redundancy (deficiency) from the initial gross claims reserves in excess of (less than) re-estimated gross claims reserves	200	(343)	(317)	(313)	560	671	410	(85)	508
Re-estimated retroceded reserves	353	533	476	443	1,200	838	476	751	1,167
Premium adjustment(b)	637	724	1,034	1,281	1,387	1,289	580	374	403
Re-estimated net claims reserves	1,690	2,146	2,203	2,042	2,721	1,980	2,276	2,274	2,175
Initial net claims reserves in excess of (less than) re-estimated net claims reserves as at December 31,2007
Amount(a)	905	498	763	1,018	1,495	1,778	1,005	538	1,030
Percentages of original net reserve(a)	34.9%	18.8%	25.7%	33.3%	35.5%	47.3%	30.6%	19.1%	32.1%

(a) The loss reserve development table is presented on an underwriting year basis for AXA RE business. Accordingly reserves re-estimated and the excess of re-estimated reserves of the initial reserves include reserves for losses occurring up to twelve months subsequent to the original year-end. It is not appropriate to extrapolate future redundancies or future deficiencies based on the loss reserve development presented in the table, as conditions and trends that have affected the development of the liability in prior periods may not necessarily occur in future periods.

(b) Represents premiums earned subsequent to the accounting year end and premium reinstatements / experience-rated premiums received and accrued from the ceding insurers as assumed losses were incurred.

(c) In 2001, AXA RE's claims reserves were adversely affected by the September 11 attacks.

(d) In 2004, AXA Corporate Solutions Assurance US, AXA RE P&C Insurance Company and AXA RE P&C Reinsurance were transferred from AXA RE to the "other international activities". The reserves of AXA Corporate Solutions Assurance US were presented on an occurring year basis and included in the Property & Casualty loss reserve development table. The reserves of AXA RE P&C Insurance Company and AXA RE Reinsurance Company were presented on an underwriting year basis and included in the AXA RE loss reserve development table.

c) Reconciliation between developed reserves and total recognized claim reserves

		(in Euro million)
	2007	2006 Restated (c)	2005
Gross claims and other reserves developed
Property & Casualty and International Insurance (excluding AXA RE)(a)	44,020	41,301	31,168
- of which future policy benefits annuity reserves	3,321	-	-
- of which construction reserves (PSNEM)	1,418	1,258	-
Future policy benefits annuity reserves (separately developed in 2006)	-	2,492	-
AXA RE(a)	-	-	4,253
Total gross claims and other reserves developed	44,020	43,793	35,421
Construction reserves (PSNEM) non developed	-	-	1,126
Future policy benefits annuity reserves non developed	-	-	1,528
Other reserves non developed(b)	4,734	5,242	2,098
of which AXA RE liabilities	2,562	3,038	-
Total gross claims and other reserves excluding Life & Savings Segment	48,754	49,035	40,173

(a) Total gross claims and other reserves developed are presented on the basis of the loss reserve development table. The reserves of AXA Corporate Solutions Insurance US were included in Property & Casualty and International Insurance loss reserves. The reserves of AXA RE P&C Insurance Company and AXA RE Reinsurance Company (€203 million in 2007, €282 million in 2006 and €409 million in 2005) were included in AXA RE's loss reserve development table.

(b) Including reserves on acceptations (€699 million in 2007, €771 million in 2006 and €938 million in 2005).

(c) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group has adjusted certain items impacting the allocation of Winterthur purchase price.

14.7. ENVIRONMENTAL POLLUTION
AND ASBESTOS

AXA continues to receive claims from policies written in
prior years asserting damages from asbestos-related and
environmental-related exposures. These asbestos claims
relate primarily to bodily injuries suffered by those who came in contact with asbestos, while environmental claims relate
primarily to pollution related clean-up costs.

AXA's exposure to asbestos and environmental ("A&E")
claims originates primarily from the following contracts :

-  Insurance or reinsurance of US-originated risks: this
exposure arises primarily from the reinsurance of US
cedants or from direct policies written in the London
Market (excess of primary covers). The underlying exposure
is made-up of both asbestos and pollution claims.

-  Employers Liability insurance in Europe: this created
exposure to asbestos-related claims, in particular on the
UK market.

There is considerable uncertainty as to the future cost of A&E claims. The ultimate cost of claims is very much dependent
on legal factors that are difficult to predict with any certainty.
There have been in the past, and continue to be, frequent
occurrences of inconsistent court decisions and judicial
interpretations regarding the extent of liability and the level of damages awarded.

It is common to have issues of allocation of responsibility
among potentially responsible parties, as well as involvement of multiple insurers and multiple policy periods. Such issues raise considerable coverage issues.

Asbestos-related claims typlcally have very long latency
periods. For instance, mesothelioma can take in excess of
40 years to develop after inhalation of asbestos fibres. This latency period makes it difficult to estimate accurately the future number of asbestos-related claims, the future potential liability associated with such claims and creates unusual
sensitivity to future legal and economic developments.

AXA actively manages its exposure to A&E claims. Most
of the Group's A&E claims are managed by AXA Liabilities
Managers, a specialized unit in charge of managing the
Group's non-life run-offs.

AXA Liabilities Managers manages these risks in a
proactive manner, with a view to reducing AXA's exposure
to the uncertainties in these claims. All A&E claims are thus managed by dedicated teams of experts who use a variety
of claims-resolution techniques including settlements, policy buy-backs and, in certain cases, litigation. In addition, AXA
Liabilities Managers focuses specifically on final resolutions of exposures, either through commutations or other solutions.

The calculation of reserves for A&E risks raises specific
difficulties as conventional reserving techniques cannot
be used for evaluating IBNR. As a result, AXA evaluates
the future cost of those claims using a range of specific
methods based either on exposure analysis, frequency /
cost projections or reserving benchmarks. A&E reserves are
reviewed on a yearly basis to ensure that they adequately
reflect the latest claims experience, as well as legal and
economic developments. Consistent with AXA's reserving
practices, and despite the particularly long-tail nature of
those risks, reserves for A&E are undiscounted.

Due to the uncertainty surrounding A&E claims, it is not
possible to determine their future cost with the same degree of certainty as for other types of claims. Although AXA
considers its reserves for A&E claims to be adequate, it is
possible that, under some adverse scenarios, they may turn
out to be insufficient to cover future losses.

At year-end 2007, key data relating to A&E claims were as follows:

KEY RESERVES DATA FOR ASBESTOS	Data in Euro million, unless otherwise stated
	2007		2006
	Gross	Net	Gross	Net
EVOLUTION OF RESERVES
Claims reserves at beginning of year(a)	1,176	1,123	1,046	966
Change in scope(b)	(37)	(27)	85	77
Impact of change in exchange rates	(86)	(90)	(48)	(45)
Claims incurred(a)	157	146	206	223
Claims paid(a)	(38)	(28)	(113)	(98)
Claims reserves at end of year(a)	1,172	1,124	1,176	1,123
of which reported claims	251	216	268	227
of which IBNR claims	921	908	908	896
RESERVES ADEQUACY RATIOS
3 - Year survival ratio excluding commutations(c)	36 years	38 years	32 years	34 years
IBNR /Case Reserves	367%	421%	338%	394%
Cumulative Payments to date / Projected Ultimate Cost	31%	29%	35%	33%

(a) includes claims expense reserves.

(b) includes sale of the Netherlands operations in 2007 and integration of Winterthur in 2006.

(c) Average yearly payments over the last 3 years (excluding in respect of commutations) / Reserves at year end.

KEY RESERVES DATA FOR ENVIRONMENTAL POLLUTION		Data in Euro million unless otherwise stated
	2007		2006
	Gross	Net	Gross	Net
EVOLUTION OF RESERVES
Claims reserves at beginning of year(a)	102	92	151	134
Change in scope(b)	(4)	(4)	9	9
Impact of change in exchange rates	(4)	(7)	(10)	(10)
Claims incurred(a)	(8)	(10)	(17)	(13)
Claims paid(a)	(4)	(3)	(31)	(28)
Claims reserves at end of year(a)	82	68	102	92
of which reported claims	40	34	46	39
of which IBNR claims	42	34	56	53
RESERVES ADEQUACY RATIOS
3 - Year survival ratio excluding commutations(c)	20 years	21 years	16 years	22 years
IBNR/Case Reserves	103%	100%	122%	134%
Cumulative Payments to date / Projected Ultimate Cost	61%	61%	66%	61%

(a) includes claims expense reserves.

(b) includes sale of the Netherlands operations in 2007 and integration of Winterthur in 2006.

(c) Average yearly payments over the last 3 years (excluding in respect of commutations) / Reserves at year end.

As a result of the sale of the Netherlands operations and
Compagnie Générale de Réassurance de Monte Carlo,
AXA's reserves for A&E claims decreased by €31 million on
a net of reinsurance basis (of which €27 million in respect
of environmental asbestos and €4 million in respect of
pollution).

In 2007, AXA paid claims and legal costs of €31 million
(including €28 million in respect of asbestos and €3 million in respect of environmental pollution). This was significantly lower than last year (€126 million) as last year was impacted by an exceptionally high level of liabilities commuted.

In 2007, AXA incurred losses and loss expenses of €136 million net of reinsurance (respectively €146 million in respect
of asbestos and €-10 million in respect of environmental
pollution). This was primarily due to a higher-than-anticipated number of losses reported in respect of asbestos-related
exposures in the United Kingdom.

As a result of those various changes and after allowing for
movements in exchange rates, AXA held total reserves for
A&E (net of reinsurance) of €1,192 million at year-end 2007.
The main reserves adequacy ratios (especially those for
asbestos claims) improved compared to their 2006 levels,
due to the combined impact of low yearly payments and
increase in IBNR.

14.8. LIABILITIES ARISING FROM POLICYHOLDERS' PARTICIPATION

LIABILITIES ARISING FROM POLICYHOLDERS' PARTICIPATION		(in Euro million)
	December 31, 2007	December 31, 2006 restated (b)	December 31, 2005
Policyholders' participation reserves	11,450	11,453	7,478
Fund for Future Appropriation (FFA) - UK With-Profits contracts (a)	3,629	4,668	4,529
Policyholders' deferred participation liabilities	4,244	8,819	11,276
TOTAL	19,322	24,940	23,284

(a) As described in note 1.12.2 on accounting principles, the adoption of FRS 27 in the United Kingdom led to restatements in 2005 (see the first paragraph of this note 14 for details).

(b) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group has adjusted certain items impacting the allocation of Winterthur purchase price.

The deferred policyholders' participation liability also includes the impact of shadow accounting (see definition in 1.12.2)
mainly in relation to unrealized gains and losses on invested financial assets available for sale as described in 13.2.1.

14.9. PAYMENT AND SURRENDER PROJECTIONS AND COMPONENTS
OF INSURANCE CONTRACT LIABILITIES

In the tables presented in section 14.9.1 and 14.9.2, liabilities arising from Life & Savings and Property & Casualty insurance and investment contracts exclude contracts where the
financial risk is borne by policyholders. These liabilities are not exposed to interest-rate or duration risk, except unit-
linked contracts with performance guarantees. Subsidiaries
hold unit-linked assets backing the corresponding liabilities arising from these contracts. Occasional mismatches
result solely from administrative timing differences in the
processing of day-to-day operations.

14.9.1. Payment and surrender projections
The tables below show the breakdown of projected payments
and surrenders related to Life & Savings and Property &

Casualty insurance and investment contracts excluding
contracts where the financial risk is borne by policyholders.
Actual maturities may differ significantly from the estimates set out below, mainly because some of the contracts contain
a surrender option controlled by the policyholder that may
reduce their duration.

The projections shown below cannot be compared with the
reserves carried on the balance sheet and are higher than
the published balance sheet figures because they represent
expected cash flows without any discounting element. They
are also shown net of inflows of periodical premiums payable by policyholders.

EXPECTED PAYMENTS BY PERIODS			(in Euro million)
	12 months or less	More than 1 year up to 5 years	More than 5 years	TOTAL
Liabilities arising from insurance and investment contracts	23,461	70,482	308,239	402,182
of which Life and Savings liabilities relating to contracts including a surrender option with some surrender benefit before maturity	11,663	49,030	207,362	268,054

The figures shown in the first line represent estimated cash outflows in connection to death, incapacity and disability claims, surrenders, annuities, minimum guaranteed benefits for unit-linked contracts, Property & Casualty and Health claims, net of premiums due from policyholders under contracts in-force. These cash flows are based on assumptions regarding mortality, incapacity and disability, surrender and settlement frequency for Property & Casualty, which are consistent with past experience in the Group's business. They are gross of reinsurance. Given the strong use of estimates, it is likely that actual payments will differ.

EXPECTED PAYMENTS BY PERIODS			(in Euro million)
	12 months or less	2006 More than 1 year up to 5 years	More than 5 years	TOTAL
Liabilities arising from insurance and investment contracts	19,845	76,988	409,458	506,291
of which Life and Savings liabilities relating to contracts including a surrender option with some surrender benefit before maturity	5,061	42,870	220,690	268,621

The figures shown in the first line represent estimated cash outflows in connection to death, incapacity and disability claims, surrenders, annuities, minimum guaranteed benefits for unit-linked contracts, Property & Casualty and Health claims, net of premiums due from policyholders under contracts in-force. These cash flows are based on assumptions regarding mortality, incapacity and disability, surrender and settlement frequency for Property & Casualty, which are consistent with past experience in the Group's business. They are gross of reinsurance. Given the strong use of estimates, it is likely that actual payments will differ.

14.9.2. Components of insurance contract liabilities
The table hereafter and related comments exclude contracts
where the financial risk is borne by policyholders (unit-linked contracts).

The general principles for establishing insurance liabilities are set out in note 1 of this report. Liabilities are based on estimates, and one of the key assumptions used in these
estimates is the discount rate.

As shown in the table below, as at December 31,2007: (i) 90%
of Life & Savings reserves (excluding unit-linked contracts) are discounted, (ii) 13% are subject to a revision of the discount rate and (iii) 77% retain the rate set at subscription, subject to the liability adequacy test described in note 1.

By convention, contracts with zero guaranteed rates are
deemed not-discounted, except for products offering
guaranteed rates updated annually and for one year: these
contracts are presented in discounted reserves.

Reserves for savings contracts with non-zero guaranteed
rates are discounted at the technical interest rate.

Contracts for which the assumptions are revised in the
financial statements at closing mainly consist of certain
UK With-Profit contracts and reserves for guarantees
(Guaranteed Minimum Death Benefits etc.).

In Property & Casualty business, most reserves (94%) are
not discounted, except for disability contracts and annuity
motor mathematical reserves, where the discount rate is
revised regularly.

The rates presented in the table below are weighted average
rates for all the portfolios under consideration. They should be analyzed with care. For contracts with guaranteed rates
that are revised annually, rates are crystallized at the closing date. The risk factors associated with the contracts are set out in note 4.

COMPONENTS OF INSURANCE CONTRACT LIABILITIES					(in Euro million)
	December 31, 2007		December 31, 2006 Restated (b)		December 31, 2005
	Carrying value	Average discount rate %	Carrying value	Average discount rate %	Carrying value	Average discount rate %
Life & Savings - locked-in discount rate(a)	225,765	2.82%	235,220	3.00%	193,557	3.40%
Life & Savings - unlocked discount rate (b)	39,094	3.19%	43,438	3.31%	30,615	3.17%
Life & Savings - undiscounted reserves	29,406		20,459		7,976
Sub-total Life & Savings	294,264		299,117		232,148
Non Life - locked-in discount rate(a)	2,090	4.25%	2,172	4.16%	2,082	3.57%
Non Life - unlocked discount rate	1,490	2.64%	753	2.13%	844	2.17%
Non Life - undiscounted reserves(b)	54,438		55,046		44,942
Sub-total - Non Life	58,018		57,971		47,868
Total insurance and investment contracts	352,283		357,088		280,017

(a) Subject to liability adequacy tests.

Amounts are presented excluding the impact of derivatives on insurance and investment contracts (presented in section 19.4) and excluding liabilities related to unearned revenues and fees, and to policyholders participations. Liabilities relating to contracts where the financial risk is borne by policyholders are also excluded.

(b) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group has adjusted certain items impacting the allocation of Winterthur purchase price.

The impact of the unlocking of discount rates relating to Life
& Savings unlocked discounted reserves was €142 million
for 2007 (for 2006, €150 million) gross of policyholders
participation and tax impacts and was included in the income statement of the period.

14.9.3. Major business areas The tables in note 20 set out the Group's major insurance business areas, and reflect the Group's high level of diversification.

14.10. EMBEDDED DERIVATIVES
MEETING THE DEFINITION OF
AN INSURANCE CONTRACT

AXA sells insurance contracts that contain a variety of
options and guarantees for contract-holders. These features
are described in Note 4. They are not embedded derivatives
which AXA reports separately at fair value because:

-  many of the features would be considered clearly and
closely related to the host contract, and

-  many of the features themselves would qualify as insurance contracts under phase I.

This note describes the features that are embedded
derivatives and meet the definition of an insurance contract on a stand-alone basis. The primary features can be divided
into two main categories: guaranteed minimum death benefits
(GMDBs) or guaranteed minimum income benefits (GMIBs)
offered on unit-linked contracts and guaranteed annuity
purchase rates.

GMDB features provide a guaranteed death benefit which
may be higher than the contract account balances of the
unit-linked contract, depending on performance of the unit-
linked assets. GMIB features provide a guaranteed lifetime
annuity which may be elected by the contract-holder after
a stipulated waiting period, and which may larger than what
the contract account balance could purchase at then-current
annuity purchase rates.

The risk of GMDB and GMIB features to AXA is that protracted under-performance of the financial markets could result in
benefits being higher than the accumulated policyholder
account balances could support. Reserves are established
for these features on the basis of actuarial assumptions

related to projected benefits and related contract charges.
The determination of estimated GMDB and GMIB liabilities
is based on models which involve numerous estimates and
subjective judgments, including those regarding expected
market rates of return and volatility, contract surrender
rates and GMIB election rates. There can be no assurance
that ultimate experience will not differ from management's
estimates. In addition to providing for risk through
establishing reserves, AXA also manages the risk through a
combination of reinsurance programs and active financial risk management programs including investment in exchange-
traded futures contracts and other instruments.

Guaranteed annuity purchase rates provide contract-holders
with a guarantee that at a future date the accumulated
balance on their contract will be sufficient to purchase a
lifetime annuity at currently defined rates. The risk to
AXA in these features is either that longevity will improve
significantly so that contract-holders electing to exercise
this benefit will live longer than assumed in the guaranteed purchase rates, or that investment returns during the
payout period will be lower than assumed in the guaranteed
purchase rates. Reserves are established for these features
on the basis of actuarial assumptions related to projected
benefits and related contract charges. The determination
of this estimated liability is based on models which involved numerous estimates and subjective judgments, including
those regarding expected rates of return and volatility,
contract surrender rate, mortality, and benefit election rates.
There can be no assurance that ultimate experience will not
differ from management's estimates. In addition to providing for risk through establishing reserves, AXA also manages
these risks through asset-liability management programs
including interest rate floors to protect against a decline in interest rates.

NOTE 15 > PROVISIONS FOR RISKS AND CHARGES

15.1. BREAKDOWN OF PROVISIONS FOR RISKS AND CHARGES

Provisions for risks and charges include the following items:

			(in Euro million)
	December 31, 2007	December 31, 2006 Restated (a)	December 31, 2005
Employee benefits	6,954	7,476	7,755
Share-based compensation	184	167	91
Restructuring provisions	166	104	163
Lawsuits contingency provisions	319	217	217
Liability warranty provisions	19	39	1
Contingent liabilities relating to business combinations	-	-	-
Other provisions for risks and charges	1,012	842	534
TOTAL PROVISIONS FOR RISKS AND CHARGES	8,654	8,845	8,761

(a) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group has adjusted certain items impacting the allocation of Winterthur purchase price.

Provisions for risks and charges carried by Winterthur subsidiaries amounted to €986 million at the end of 2006.	Comments on provisions relating to employee benefits can be found in Note 25 "Employees".

15.2. CHANGE IN PROVISIONS FOR RISKS AND CHARGES
(EXCLUDING EMPLOYEE BENEFITS AND SHARE-BASED COMPENSATION)

Changes in provisions for risks and charges are set out below:

					(in Euro million)
	2007
	Restructuring provisions	Lawsuits contingency provisions	Liability warranty provisions	Contingent liabilities relating to business combinations	Other provisions for risks and charges	TOTAL
Carrying value - January, 1	104	217	39	-	842	1,201
Impact of change in scope of consolidation and changes in accounting method	(4)	120			227	342
Increase in provisions	114	72	1	-	178	365
Write back after use	(36)	(62)	(21)	-	(143)	(262)
Write back after final cost review	(5)	(23)	-	-	(48)	(76)
Impact of foreign exchange fluctuations	(7)	(6)	1	-	(43)	(56)
Carrying value - December, 31	166	319	19	-	1,012	1,516

					(in Euro million)
	2006 Restated (a)						2005
	Restructuring provisions	Lawsuits contingency provisions	Liability warranty provisions	Contingent liabilities relating to business combinations	Other provisions for risks and charges	TOTAL	TOTAL
Carrying value - January, 1	163	217	1	-	534	914	1,048
Impact of change in scope of consolidation and changes in accounting method	15	54	39		330	439	(131)
Increase in provisions	8	12	(1)	-	263	283	305
Write back after use	(68)	(50)	-	-	(209)	(327)	(277)
Write back after final cost review	(5)	(16)	-	-	(72)	(93)	(73)
Impact of foreign exchange fluctuations	(9)	_	_	_	(5)	(14)	39
Carrying value - December, 31	104	217	39	-	842	1,201	914

(a) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group has adjusted certain items impacting the allocation of Winterthur purchase price.

NOTE 16 > FINANCING DEBT

16.1. FINANCING DEBT BY ISSUANCE

		(in Euro million)
	December 31, 2007	December 31, 2006	December 31, 2005 Restated(b)
	Carrying value	Carrying value	Carrying value
AXA(b)	5,381	4,908	4,432
Debt component of subordinated convertible notes due 2014 (euro)	1,714	1,660	1,608
Debt component of subordinated convertible notes, 3.75% due 2017 (euro)	1,212	1,168	1,127
Subordinated convertible notes due 2020 (euro)	180	180	180
U.S. registered redeemable subordinated debt, 8.60% 2030 (USD)	797	960	1,118
U.S. registered redeemable subordinated debt, 7.125% 2020 (GBP)	443	484	474
U.S. registered redeemable subordinated debt, 6.75% 2020 (euro)	1,062	1,062	1,062
Derivatives on debts instruments issued(a)	(27)	(605)	(1,137)
AXA Financial	137	153	171
Surplus Notes, 7.70%, due 2015	136	152	169
MONY Life 11.25% Surplus Notes due 2024	1	1	2
AXA Bank Belgium	466	416	378
Subordinated notes, 2.80% to 6.90%, due 2016	466	416	378
AXA-MPS Vita and Danni	134	-	-
Subordinated Notes, euribor 6 months + 81bp	134	-	-
Other subordinated debt (under €100 million)	28	86	92
SUBORDINATED DEBT	6,146	5,563	5,073
AXA	3,163	2,198	842
Euro Medium Term Notes, 6.0% due through 2013, and BMTN	955	971	1,041
Commercial paper	2,311	1,350	-
Derivatives on financing debt instruments issued(a)	(103)	(124)	(199)
AXA Financial	949	1,077	1,187
Senior notes , 7.75%, due 2010	325	363	405
Senior notes , 7%, due 2028	236	264	295
Senior notes , 6.5%, due 2008	170	190	212
Senior notes MONY, 8.35%, due 2010	218	250	285
Derivatives on financing debt instruments issued(a)	-	10	(11)
AXA UK Holdings	210	229	225
GRE : Loan Notes, 6.625%, due 2023	210	229	225
AXA Equitable	238	266	566
Mortgage notes, floating rate	238	266	297
Closed-Block MONY, 6.44%, due 2017	-	-	254
Derivatives on financing debt instruments issued(a)	-	-	15
Other financing debt instruments issued (less than €100 million)	(25)	(81)	(2)
Other financing debt instruments issued under €100 million	36	11	11
Derivatives relating to other debt instruments issued(a)	(60)	(92)	(14)
FINANCING DEBT INSTRUMENTS ISSUED	4,535	3,688	2,817
Netherlands Holdings	-	10	17
AXA Investment Managers	-	-	-
Morocco	124	-	-
Other financing debts owed to credit institutions (under €100 million)	51	85	-
FINANCING DEBT OWED TO CREDIT INSTITUTIONS	175	95	17
TOTAL FINANCING DEBT	10,856	9,347	7,906

(a) Hedging instruments according to IAS 39 and economic hedge derivatives which are not acting as hedge under IAS 39.

(b) As described in note 1.11.2, perpetual subordinated notes were reclassified under shareholders' equity in 2006 with retrospective application to 2005. Details are provided in Note 13.

Total financing debt increased by €1,509 million between
December 31, 2006 and December 31, 2007, or by
€1,822 million at constant exchange rates, to €10,856 million.
Movements in exchange rates decreased financing debt by
€313 million, mainly on AXA SA redeemable subordinated
notes denominated in foreign currencies and AXA Financial
senior bonds. The increase at constant exchange rates was
mainly due to:

i. a €739 million increase in subordinated debt (including
derivative instruments) arising mainly from the decrease
in market value of interest rate swaps following the rise
in rates in the Euro zone (€578 million), the consolidation
of AXA-MPS Vita and Danni (€134 million) and a new debt
in AXA Bank Belgium (€50 million), partially offset by the
repayment of €57 million debt by AXA RE Finance;

ii. a €1,001 million increase in financing debt instruments
issued arising mainly from AXA SA issues of commercial
paper (€961 million);

iii. a €82 million increase in financing debt owed to credit institutions mainly arising from a new debt in Morocco
to finance the minority interests' buyout of AXA ONA
(€127 million) and the consolidation of AXA-MPS Vita
and Danni (€50 million), partially offset by a €85 million
decrease following the sale of the Netherlands and
repayment of a €10 million debt in Switzerland.

Derivative instruments hedging financing debts are
commented in Note 19.

16.2. FAIR VALUE MEASUREMENT METHODOLOGY - FINANCING DEBT

					(in Euro million)
	December 31, 2007		December 31, 2006		December 31, 2005
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Subordinated debt at cost(b)	6,173	6,698	6,168	7,228	6,210	7,473
Derivatives on subordinated debt(a)	(27)	(27)	(605)	(605)	(1,137)	(1,137)
Subordinated debt	6,146	6,671	5,563	6,623	5,073	6,337
Financing debt instruments issued at cost	4,698	4,722	3,894	3,962	3,025	3,091
Derivatives on financing debt instruments issued(a)	(163)	(163)	(206)	(206)	(208)	(208)
Financing debt instruments issued	4,535	4,559	3,688	3,756	2,817	2,883
Financing debts owed to credit institutions at cost	175	175	95	95	17	17
Financing debt owed to credit institutions	175	175	95	95	17	17
FINANCING DEBT	10,856	11,405	9,347	10,475	7,906	9,236

(a) Hedging instruments according to IAS 39 and economic hedge derivatives which are not acting as hedge under IAS 39.

(b) As described in note 1.11.2, perpetual subordinated notes were reclassified under shareholders' equity in 2006 with retrospective application to 2005. Details are provided in Note 13.

The Group does not hold any financing debt designated at
fair value through profit & loss (fair value option or trading instruments).

16.3. FAIR VALUE MEASUREMENT
OF FINANCING DEBT

Information on the fair value figures presented in this note is provided in addition to information on carrying values
and should be used with caution. On the one hand, these
estimates are based on snapshots taking into account closing dates of parameters such as interest rates and spreads, which in fact fluctuate over time, and resulting in instantaneous
values, and on the other hand because there are many
possible methods of making these estimates.

Data used when calculating the fair value of financing debt
(financing debt instruments issued or financing debt owed to credit institutions) are period-end market data that reflect (i)
market interest rates by currency, (ii) AXA's average spread by maturity and currency, distinguishing subordinated and
senior debt and (iii) options included in issue contracts, such as issuer redemption options.

The fair value of subordinated convertible bonds is equal
to the quoted price for these instruments at the end of the
period. Therefore, reported fair value includes the value of the conversion option, which is included as a component of
equity.

The fair value of financing debt at December 31, 2007,
excluding accrued interests, was €11,405 million, including
related hedging derivative instruments.

16.4. EXPOSURE TO INTEREST-RATE RISK AND CONTRACTUAL MATURITIES

The tables below set out the contractual maturities of financing debt (excluding the impact of derivatives). Effective maturities may differ from those presented, mainly because	some instruments include clauses allowing early redemption, with or without penalty.

			(in Euro million)
	Carrying value of financing debt by contractual maturity as at December 31,
	12 months or less	More than 1 year up to 5 years	More than 5 years(a)	Total carrying value(a)
2007	2,829	1,654	6,563	11,046
2006	1,854	1,011	7,293	10,158
2005	311	385	8,555	9,251

Excludes the impact of derivatives (detailed in section 19.4.).

(a) As described in note 1.11.2, perpetual subordinated notes were reclassified under shareholders' equity in 2006 with retrospective application to 2005. Details are provided in Note 13.

NOTE 17 > PAYABLES

17.1. BREAKDOWN OF PAYABLES

		(in Euro million)
	December 31, 2007	December 31, 2006 Restated (b)	December 31, 2005
	Carrying value	Carrying value	Carrying value
Minority interests of controlled investment funds and other puttable instruments held by minority interest holders	7,751	7,224	5,115
Other debt instrument issued and bank overdrafts	6,260	8,711	8,411
Payables arising from direct insurance and inward reinsurance operations	7,033	7,947	4,680
Payables arising from outward reinsurance operations	6,024	5,849	3,507
Payables arising from banking operations	18,713	16,992	12,083
Payables - current tax position	2,394	2,055	1,382
Derivatives relating to other financial liabilities(a)	140	124	303
Debts relating to investments under lending agreements and equivalent	29,068	24,098	14,771
Other payables	14,626	16,976	14,222
Payables	92,008	89,976	64,473

(a) Also includes speculative derivatives relating to other financial liabilities

(b) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group has adjusted certain items impacting the allocation of Winterthur purchase price

Movements in the "Minority interests in controlled
investment funds and other puttable instruments held
by minority interest holders" caption depend on:

- Changes in minority interests in controlled investment
funds and changes in their fair value. An identical change
in invested assets held by these funds is also recorded.

- Buyouts of minority interests for which the Group holds an unconditional commitment and changes in value of related
puttable instruments. Entries balancing these movements
are recorded in goodwill.

Minority interests in funds under this caption, totaled
€7,192 million at December 31, 2007 (€6,100 million at
December 31, 2006 and €4,326 million at December 31,
2005).

Other puttable instruments held by minority interest holders totaled €559 million at December 31, 2007 (€1,124 million

at December 31, 2006 and €789 million December 31,

2005). They represented the put option granted to minority

shareholders of Sanford C. Bernstein (€425 million) and

put options held by the minority shareholders of former

Winterthur subsidiaries in Central and Eastern Europe

(€134 million).

"Debts relating to investments under lending agreements

and equivalent" totaled €29,068 million at December 31,

2007, an increase of €4,970 million (€5,825 million at

constant exchange rates) mainly attributable to France

(€3,205 million), Switzerland (€1,246 million), AXA China

Region (€652 million) and Japan (€467 million).

At December 31, 2006, Winterthur's contribution to

€89,976 million total payables amounted to €9,262 million.

17.2. OTHER DEBT INSTRUMENTS ISSUED, NOTES AND BANK OVERDRAFTS
(OTHER THAN FINANCING DEBT) BY ISSUANCE

		(in Euro million)
	December 31, 2007	December 31, 2006	December 31, 2005
	Carrying value	Carrying value	Carrying value
AllianceBernstein	362	254	345
"Senior" notes, 5.625%, expiration date 2006	-	-	345
Short term commercial paper, 4.3%	362	254	-
French bank	-	-	5
AXA Banque	-	-	5
AXA SA debts subscribed on behalf of French, English and German subsidiaries	86	150	186
CDO (Collateralized Debt Obligations) and Real Estate Vehicles	827	1,275	1,507
CD0 ARIA2 tranche A-23E7	-	-	48
CDO ARIA2 tranche A-23U7	-	-	93
CDO ARIA2 tranche U-21E7	31	34	-
Aria A-1E5	176	195	194
Aria B-1E5	-	-	55
Aria C-1E5	42	55	53
Aria P-2G7	226	310	288
Concerto 2	124	382	476
Jazz 1	227	300	299
Australia / New Zealand	184	174	141
Sterling Grace	184	174	141
Other financial services in France	-	-	35
Other	-	-	35
Derivatives on other debt instruments issued (other than financing debt) - Other financial services	_	-	-
DBV	-	2,796	-
H0H0 1: class A Senior Class A Mortgage-backed notes, maturity 2030, 3 months Euribor + 0.31%, Floating	_	190	-
H0H0 1: class B Mezzanine Class B Subordinated Mortgage-backed notes, maturity 2030,7%, Fixed rated	_	13	-
H0H0 1: class C Junior Class C Subordinated Mortgage-backed notes, maturity 2030, 8%, Fixed rated	_	5	-
HOHO 2: class A1 Senior Class A1 Mortgage-backed notes, maturity 2080, 3 months Euribor + 0.26%, Floating	_	263	-
HOHO 2: class A2 Senior Class A2 Mortgage-backed notes, maturity 2080, 4.73%, Fixed rated	_	54	-
HOHO 2: class B Mezzanine Class B Mortgage-backed notes, maturity 2080, 5.04%, Fixed rated	_	18	-
HOHO 2: class C Junior Class C Mortgage-backed notes, maturity 2080, 5.64%, Fixed rated	_	7	-
HOHO 2: class D Subordinated Class D Notes, maturity 2080,3 months Euribor + 3.75%, Floating	_	4	-
HOHO 3: class A Senior Class A Mortgage-backed notes, maturity 2083, 3 months Euribor + 0.13%, Floating	_	707	-
HOHO 3: class B Mezzanine Class B Subordinated Mortgage-backed notes, maturity 2083,3 months Euribor + 0.19%, Floating	_	19	_
HOHO 3: class C Junior Class C Subordinated Mortgage-backed notes, maturity 2083,3 months Euribor + 0.29%, Floating	_	9	_
HOHO 3: class D Subordinated Class D Notes, maturity 2083,3 months Euribor + 1.40%, Floating	_	7	_
HOHO 4: class A Senior Class A Mortgage-backed Floating rate notes, maturity 2083,3 months Euribor + 0.03%, Floating	_	1,492	_
HOHO 4: class B Subordinated Class B Floating rate notes, maturity 2083, 3 months Euribor + 0.35%, Floating	_	10	-
Other	101	66	13
OTHER DEBT INSTRUMENTS ISSUED (OTHER THAN FINANCING DEBT)	1,560	4,715	2,233

		(in Euro million)
	December 31, 2007	December 31, 2006	December 31, 2005
	Carrying value	Carrying value	Carrying value
CDO (Collateralized Debt Obligations)	94	161	284
Jazz 1	94	161	284
Banks in France	10	38	50
AXA Banque	10	38	50
Banks in Germany	64	125	215
AXA Vorsorgebank	64	125	215
Banks in Belgium	702	1,026	4,563
AXA Bank Belgium	702	1,026	4,563
Banks in Hungary	525	-	-
ELLA Bank	525	-	-
Real estate investment funds	1,356	895	177
ERIV: AFET Amortizing mortgage loan based on EURIBOR 3 month +1.45 point, maturity date: 2011	203	214	-
ERIV: CORTEFIEL Mortgage loan based on Euribor 3 month + 0.85 point, maturity date: 2013+ 2x1 year	100	165	-
Vendome Commerce: AFET Amortizing mortgage loan based on EURIBOR 3 month + 1.45 point, maturity date: 2011	203	214	-
RE0F2: HSHNordBank - Mortgage loan based on Euribor 3 month + 0.65, maturity date: 2012	124	-	-
ERIV2: RBS_Mortgage loan based on Euribor + 0.85 point, maturity date: 2014	104	-	-
Other debts (a)	623	301	177
Other	454	416	126
Derivatives on other issued debt (other than financing debt) - Other	2	(3)	-
OTHER DEBT (OTHER THAN FINANCING DEBT) - OWED TO CREDIT INSTITUTIONS	3,207	2,658	5,415
Bank overdrafts	1,493	1,338	762
OTHER DEBT INSTRUMENTS ISSUED, NOTES (OTHER THAN FINANCING DEBT) AND BANK OVERDRAFTS	6,260	8,711	8,411

(a) Including European Office Income Venture debt which was presented in 2005 in caption "Other debt instruments issued (other than financing debt)" and totaling €177 million at end 2005.

At December 31, 2007, other debt instruments issued
(other than financing debt) and bank overdrafts totaled
€6,260 million, a decrease of €2,451 million compared to
December 31,2006, or €2,344 million at constant exchange
rates mainly due to:

-   a €2,796 million decrease following the sale of the
Netherlands (included Holland Homes SPEs, which
securitized mortgages in the Dutch DBV Life business),

-   a €428 million decrease of CDO's other debts instruments
issued,

-   a €324 million decrease in AXA Bank Belgium term
accounts in relation with the interbanking activity
slowdown,

-   a €126 million decrease of AXA Sun Life's other debt owed
to credit institutions.

These movements were partly offset by:

-   a €193 million increase in bank overdrafts,

-   a €164 million increase in deposits under AXA SA's
collateral agreements,

-  first-time consolidation of real estate companies European
Retail Income Venture II (€104 million), Real Estate
Opportunity Fund II (€124 million), European Logistics
Income Venture (€90 million) and Alternative Property
Income Venture (€55 million) and a €96 million increase
in European Retail Income Venture's debt,

-   a €529 million increase in Hungary due to the consolidation of ELLA Bank.

17.3. FAIR VALUE MEASUREMENT OF OTHER DEBT INSTRUMENTS ISSUED
AND BANK OVERDRAFTS (OTHER THAN FINANCING DEBT)

The fair value of other debt instruments issued and bank

overdrafts (other than financing debt) was €6,259 million

at December 31, 2007. Among the elements included in the

preceeding table, fair value is only calculated for other debt instruments issued. Other items mainly comprise repository

agreements balances or short-term interbank liabilities

carried by Group banks. By nature, their fair value is very

similar to their nominal value.

17.3.1. Other debt instruments issued and bank overdrafts (other than financing debt) by accounting method

		(in Euro million)
	December 31, 2007 Carrying value	December 31, 2006 Carrying value	December 31, 2005 Carrying value
Debt instruments issued at cost	666	586	902
Debt instruments issued held as trading	-	-	-
Debt instruments issued designated as at fair value through profit & loss	895	4,129	1,508
Debt instruments issued	1,560	4,715	2,410
Debt owed to credit institutions held at cost	3,205	2,535	5,112
Debt owed to credit institutions held as trading	-	-	-
Debt owed to credit institutions designated as at fair value through profit & loss	-	126	127
Debt owed to credit institutions	3,205	2,661	5,239
Bank overdrafts	1,493	1,338	762
DEBT INSTRUMENTS ISSUED AND BANK OVERDRAFTS (OTHER THAN FINANCING DEBT)(a)	6,258	8,714	8,411
Including debt at fair value through profit & loss	895	4,255	1,637

(a) Excludes the impact of derivatives.

17.3.2. Other debt instruments issued, notes and bank overdrafts measured at fair value

								(in Euro million)
	December 31, 2007			December 31, 2006			December 31, 2005
	Fair value determined directly by reference to an active market	Fair value estimated using valuation technique	Total	Fair value determined directly by reference to an active market	Fair value estimated using valuation technique	Total	Fair value determined directly by reference to an active market	Fair value estimated using valuation technigue	Total
Debt instruments issued held as trading	_	_	_	_	_	_	_	_	_
Debt instruments issued designated as at fair value through profit & loss	202	693	895	594	3,536	4,129	726	782	1,508
Debt instruments issued (other than financing debt) (a)	202	693	895	594	3,536	4,129	726	782	1,508
Debt owed to credit institutions held as trading	_	_	_	_	_	_	_	_	_
Debt owed to credit institutions designated as at fair value through profit & loss				126		126	129		129
Debt owed to credit institutions (other than financing debt) (a)	-	-	-	126	-	126	129	-	129

(a) Excludes the impact of derivatives.

The fair value option is used to measure debt other than financing debt designated at fair value through profit and loss included in the table above. The decrease in debt measured	at fair value through profit and loss is mainly due to the sale of the Netherlands operations.

17.4. PAYABLES ARISING FROM DIRECT INSURANCE, INWARD REINSURANCE
OPERATIONS AND DIRECT OUTWARD REINSURANCE OPERATIONS

					(in Euro million)
	December 31, 2007		December 31, 2006		December 31, 2005
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Deposit and guarantees	183	183	275	275	45	45
Current accounts payable to other companies	1,842	1,842	1,223	1,223	771	771
Payables to policyholders, brokers and general agent	4,116	4,116	6,248	6,248	3,494	3,494
Other payables	891	891	201	201	371	371
Payables arising from direct insurance and inward reinsurance operations	7,033	7,033	7,947	7,947	4,680	4,680
Deposit and guarantees	1,805	1,805	1,850	1,850	1,508	1,508
Current account payable to other companies(a)	4,128	4,128	3,941	3,941	1,927	1,927
Other payables	90	90	58	58	72	72
Payables arising from direct outward reinsurance operations	6,024	6,024	5,849	5,849	3,507	3,507

(a) Includes a quota share reinsurance treaty between AXA RE and Paris Re (€2,431 million in 2007 and €2,214 million in 2006) as part of the Group's sale of AXA RE's business in 2006.

At December 31, 2007, payables arising from direct insurance and inward reinsurance operations totaled €7,033 million, a decrease of €914 million compared to December 31,2006 (€7,947 million including Winterthur's contribution of €3,451 million).

At December 31, 2007, payables arising from direct outward
reinsurance operations totaled €6,024 million, an increase of
€175 million compared to December 31, 2006 (€5,849 million
including Winterthur's contribution of €372 million).

17.5. EXPOSURE TO INTEREST-RATE RISK AND CONTRACTUAL MATURITIES

The tables below set out the contractual maturities of other debt instruments issued, notes and bank overdrafts (excluding the impact of derivatives). Effective maturities	may differ from those presented, mainly because some instruments include clauses allowing early redemption, with or without penalty.

				(in Euro million)
	Carrying value of other debt instruments issued, notes and bank overdrafts
	by contractual maturity as at December 31,
	12 months or less	More than 1 year up to 5 years	More than 5 years	Total carrying value
2007	3,373	973	1,912	6,258
2006	3,526	795	4,394	8,714
2005	6,158	168	2,085	8,411

Excludes the impact of derivatives (detailed in section 19.4.).

NOTE 18 > TAX

18.1. TAX EXPENSE

18.1.1. Breakdown of tax expense between current and deferred tax
The income tax charge was split as follows:

		(in Euro million)
	December 31, 2007	December 31, 2006(b)	December 31, 2005(b) Restated (a)
Income tax - France(a)	396	175	284
Current	598	1,043	191
Deferred	(202)	(867)	93
Income tax - Foreign countries(a)	1,387	1,816	1,170
Current	1,732	991	1,059
Deferred	(344)	825	111
TOTAL INCOME TAX FROM CONTINUED OPERATIONS	1,783	1,991	1,454
Income tax on discontinued activities (current)	23	46	42
Income tax on discontinued activities (deferred)	4	6	(6)
TOTAL INCOME TAX FROM DISCONTINUED OPERATIONS	28	52	36
TOTAL INCOME TAX	1,811	2,043	1,490

(a) As described in notes 1.12.2 and 1.11.2 on accounting principles, in 2006, the adoption of FRS 27 in the United Kingdom and the reclassification of Perpetual Deeply Subordinated notes to shareholders' equity led to adjustements to 2005 (see notes 13 and 14 respectively for details).

(b) As described in note 1.10, the contribution of discontinued operations is stated on a separate line of the income statement.

The current tax amount due on foreign income amounted
to €1,732 million in 2007 (€991 million and €1,059 million
respectively in 2006 and 2005), including €283 million
policyholders tax (€243 million and €163 million
respectively in 2006 and 2005). A deferred tax write back
of €-344 million in 2007 (€825 million and €111 million
respectively in 2006 and 2005) corresponding to tax due

on foreign income is disclosed in the table above, including
€-189 million policyholders tax (€169 million and €395 million respectively in 2006 and 2005).

Policyholders tax is a specific tax levied on the life business of UK and Australian insurance companies charged to
policyholders.

18.1.2. Tax proof The reconciliation between the theoretical tax charge (pre- tax profit multiplied by the applicable tax rate in France for	the period concerned) and the effective tax charge was as follows:

	(in Euro million)
	December 31, 2007	December 31, 2006(b)	December 31, 2005(b)
Income from operating activities, gross of tax expenses (excluding discontinued activities and result from investments consolidated using equity method)	7,681	7,593	6,142
Notional tax rate	34.43%	34.43%	34.93%
Notional tax charge	2,645	2,614	2,150
Impact of rate differences on notional tax charge	(118)	(68)	(117)
Impact of the change in tax rates	(25)	(82)	(24)
Impact of differences in tax rate and impact of taxes not linked to pre-tax income	(45)	77	318
Impact of differences in tax rates and tax basis	(188)	(73)	178
Tax losses of prior years used in the current year without DTA recognized previously	(45)	(51)	(32)
Deferred tax assets recognized on tax losses of prior years	(9)	(82)	(16)
Deferred tax assets not recognized on tax losses of the year	13	18	11
Derecognition of deferred tax assets on tax losses of prior years(a)	1	19	(387)
Tax losses impact	(39)	(95)	(423)
Permanent differences on financial incomes and expenses	(555)	(385)	(664)
Permanent differences on other incomes and expenses	135	30	44
Impact of permanent differences	(420)	(355)	(621)
Corrections of tax relating to prior years	(170)	(204)	(177)
Derecognition of other deferred tax assets(a)	(32)	(4)	(34)
Other	(12)	108	382
Impact of correction, decrease in value and other elements	(214)	(100)	170
Effective tax charge	1,784	1,991	1,454
Effective tax rate (%)	23.22%	26.22%	23.68%

(a) Derecognition of DTA (Deferred Tax Assets) arising on tax losses is shown in "Tax losses impact".

(b) As described in note 1.10, the contribution of discontinued operations is stated on a separate line of the income statement.

The applicable tax rate broke down as follows:

				(in Euro million)
	December 31, 2007		December 31, 2006 (c)		December 31, 2005(c)
	Income from operating activities, gross of tax expenses(a)	Notional tax rate	Income from operating activities, gross of tax expenses(a)	Notional tax rate	Income from operating activities, gross of tax expenses(a)	Notional tax rate
France	1,243	34.43%	856	34.43%	1,209	34.93%
United States	2,027	35.00%	2,152	35.00%	1,815	35.00%
United Kingdom	409	30.00%	879	30.00%	930	30.00%
Japan	353	36.21%	427	36.21%	25	36.21%
Germany	687	40.00%	573	40.00%	505	40.00%
Belgium	409	33.99%	681	33.99%	420	33.99%
Switzerland(b)	280	22.00%	-	-	-	-
Other Countries	2,273	-	2,025	-	1,238	-
TOTAL	7,681	-	7,593	-	6,142	-

(a) Excluding discontinued activities and contribution from equity-accounted companies.

(b) In 2006 and 2005, before the integration of Winthertur, Switzerland was presented in "Other Countries".

(c) As described in note 1.10, the contribution of discontinued operations is stated on a separate line of the income statement.

18.2. DEFERRED TAX

Net deferred tax balances broke down as follows:

				(in Euro million)
	December 31, 2007			December 31, 2006 Restated(b)	December 31, 2005
	Deferred tax assets	Deferred tax liabilities	Net deferred tax position	Net deferred tax position	Net deferred tax position
Deferred tax Assets/ (Liabilities) concerning:
- Deferred tax through profit & loss	7,517	8,242	(725)	(897)	(380)
- Deferred tax through reserves relating to the fair value adjustment of available for sale investments	678	1,378	(701)	(1,833)	(2,557)
- Deferred tax through reserves relating to the fair value adjustment of cash flow hedge derivatives	13	16	(3)	(28)	(65)
- Deferred tax through reserves relating to the revaluation of tangible assets	-	1	(1)	(1)	(1)
- Deferred tax through reserves relating to gains and losses on defined benefits pension plans	32	99	(67)	224	369
- Deferred tax through reserves in relation to stock options	98	1	97	142	87
Net deferred tax excluding policyholders' tax	8,338	9,739	(1,401)	(2,395)	(2,547)
Policyholder tax - Net deferred tax assets / (liabilities)(a)	207	1,190	(982)	(1,268)	(1,033)
Total net deferred tax	8,545	10,928	(2,383)	(3,663)	(3,580)

(a) As described in note 1.12.2 on accounting principles, in 2006, the adoption of FRS 27 in the United Kingdom led to adjustements to 2005 (see note 14 for details).

(b) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group has adjusted certain items impacting the allocation of Winterthur purchase price.

In the table above, the "net deferred tax position" column corresponds to the net between deferred tax assets and deferred tax liabilities carried on the Group's consolidated	balance sheet. However, the breakdown of DTA/DTL disclosed in the table corresponds to the deferred tax before any netting occurs for the balance sheet presentation purpose.

					(in Euro million)
	2007
	Opening	Movements through profit & loss	Movements through OCI	Forex impact	Change in scope and other variations	Closing
Deferred tax through profit & loss	(897)	363	-	53	(244)	(725)
Deferred tax through reserves relating to the fair value adjustment of available for sale assets	(1,833)	-	1,048	31	53	(701)
Deferred tax through reserves relating to the fair value adjustment of cash flow hedge derivatives	(28)	-	26	-	(1)	(3)
Deferred tax through reserves relating to the revaluation of tangible assets	(1)	-	-	-	-	(1)
Deferred tax through reserves relating to gains and losses on defined benefits pension plans	224	-	(283)	(1)	(7)	(67)
Deferred tax through reserves in relation to stock options	142	-	1	(13)	(34)	97
Net deferred tax assets / (liabilities) excluding policyholder tax	(2,395)	363	792	70	(232)	(1,401)
Policyholder tax - Deferred tax through profit & loss	(1,268)	183	-	94	7	(984)
Policyholder tax - Deferred tax through reserves relating to the fair value adjustment of available for sale assets	-	-	3	-	-	2
Policyholder tax - Deferred tax through reserves relating to the fair value adjustment of cash flow hedge derivatives	-	-	-	-	-	-
Policyholder tax - Net deferred tax assets/ (liabilities)	(1,268)	183	3	94	7	(982)
Total net deferred tax assets/ (liabilities)	(3,663)	547	795	164	(226)	(2,383)

	(in Euro million)
	2006 Restated(a)
	Opening	Movements through profit & loss	Movements through OCI	Forex impact	Change in scope and other variations	Closing
Deferred tax through profit & loss	(380)	194	-	56	(767)	(897)
Deferred tax through reserves relating to the fair value adjustment of available for sale investments	(2,557)	-	697	41	(14)	(1,833)
Deferred tax through reserves relating to the fair value adjustment of cash flow hedge derivatives	(65)	_	16	_	21	(28)
Deferred tax through reserves relating to the revaluation of tangible assets	(1)	_	_	(0)	_	(1)
Deferred tax through reserves relating to gains and losses on defined benefits pension plans	369	-	(129)	(5)	(12)	224
Deferred tax through reserves in relation to stock options	87	-	67	(12)	-	142
Net deferred tax assets / (liabilities) excluding policyholder tax	(2,547)	194	652	79	(772)	(2,395)
Policyholder tax - Deferred tax through profit & loss	(1,026)	(157)	-	(23)	(61)	(1,268)
Policyholder tax - Deferred tax through reserves relating to the fair value adjustment of available for sale investments	(7)	_	7	_	_	_
Policyholder tax - Deferred tax through reserves relating to the fair value adjustment of cash flow hedge derivatives	-	-	2	-	(2)	-
Policyholder tax - Net deferred tax assets / (liabilities)	(1,033)	(157)	8	(24)	(63)	(1,268)
Total net deferred tax assets / liabilities	(3,580)	37	660	55	(834)	(3,663)

(a) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group has adjusted certain items impacting the allocation of Winterthur purchase price.

					(in Euro million)
	2005
	Opening	Movements through profit & loss	Movements through OCI	Forex impact	Change in scope and other variations	Closing
Deferred tax through profit & loss	(316)	198	-	(75)	(187)	(380)
Deferred tax through reserves relating to the fair value adjustment of available for sale investments	(2,243)	-	(296)	(61)	42	(2,557)
Deferred tax through reserves relating to the fair value adjustment of cash flow hedge derivatives	(55)	(1)	(10)	-	-	(65)
Deferred tax through reserves relating to the revaluation of tangible assets	-	-	(1)	-	-	(1)
Deferred tax through reserves relating to gains and losses on defined benefits pension plans	140	-	216	12	1	369
Deferred tax through reserves in relation to stock options	-	-	63	5	20	87
Net deferred tax assets / (liabilities) excluding policyholder tax	(2,474)	197	(29)	(119)	(124)	(2,547)
Policyholder tax - Deferred tax through profit & loss (a)	(579)	(396)	-	(19)	(144)	(1,026)
Policyholder tax - Deferred tax through reserves relating to the fair value adjustment of avalaible for sale investments	(5)	-	(2)	-	-	(7)
Policyholder tax - Deferred tax through reserves relating to the fair value adjustment of cash flow hedge derivatives	2	-	(2)	2	(3)	-
Policyholder tax - Net deferred tax assets / (liabilities)	(582)	(396)	(3)	(18)	(146)	(1,033)
Total net deferred tax assets / liabilities	(3,056)	(198)	(32)	(136)	(270)	(3,580)

(a) As described in notes 1.12.2 and 1.11.2 on accounting principles, the adoption of FRS27 in the United Kingdom and the reclassification of Perpetual Deeply Subordinated notes to sheraholders'equity led to adjustements to 2005 (see notes 13 and 14 respectively for details).

Recognized Deferred Tax Assets (DTA) by maturity and expiration date: The tables below break down: (i) in the first part the maturity by which the Group expects to use the Deferred Tax Assets	(DTA) accounted at the year end; (ii) in the second part, the "expiry date" of the Deferred Tax Assets (DTA), i.e. the latest date the Group can use them.

	DTA maturity date 1 year	DTA maturity date 2 years	DTA maturity date 3 years
DTA recognized on tax loss carryforward	175	171	19
Other recognized deferred tax	1,745	368	326
TOTAL RECOGNIZED DTA BY EXPECTED DATE OF DTA POSSIBLE USE	1,921	539	345
Corresponding carryforward losses	681	621	89

DTA recognized on tax loss carryforward	5	39	12
Other recognized deferred tax	397	55	67
TOTAL RECOGNIZED DTA BY LATEST DATE OF DTA POSSIBLE USE	402	94	79
Corresponding carryforward losses	17	173	49

	DTA maturity date 1 year	DTA maturity date 2 years	DTA maturity date 3 years
DTA recognized on tax loss carryforward	261	57	48
Other recognized deferred tax	1,703	378	346
TOTAL RECOGNIZED DTA BY EXPECTED DATE OF DTA POSSIBLE USE	1,963	436	394
Corresponding carryforward losses	876	188	171

DTA recognized on tax loss carryforward	5	2	46
Other recognized deferred tax	351	54	57
TOTAL RECOGNIZED DTA BY LATEST DATE OF DTA POSSIBLE USE	356	57	103
Corresponding carryforward losses	18	7	128

(a) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group has adjusted certain items impacting the allocation of Winterthur purchase price.

						(in Euro million)
2007
DTA maturity date 4 years	DTA maturity date 5 years	DTA maturity date 6 years	DTA maturity date between 7 and 11 years	DTA maturity date > 11 years	No maturity date	TOTAL
21	24	18	32	10	-	469
354	446	127	624	3,879	-	7,868
374	470	144	656	3,888	-	8,338
100	116	73	167	22	-	1,869

20	9	8	5	4	369	470
89	149	16	218	1,025	5,854	7,868
108	158	24	223	1,028	6,223	8,338
66	38	32	11	5	1,479	1,869

						(in Euro million)
2006 Restated (a)
DTA maturity date 4 years	DTA maturity date 5 years	DTA maturity date 6 years	DTA maturity date between 7 and 11 years	DTA maturity date > 11 years	No maturity date	TOTAL
25	30	16	11	10	-	457
366	574	157	1,780	2,228	-	7,534
391	604	174	1,791	2,238	_	7,991
114	128	82	77	45	-	1,682

32	19	7	9	10	327	457
80	151	13	239	986	5,606	7,538
112	170	21	248	995	5,933	7,995
89	52	20	25	45	1,298	1,682

Unrecognized Deferred Tax Assets (DTA) by expiration date:

The tables below break down the potential Deferred Tax Assets (DTA) which have not been recorded in the accounts	at the year end as consider unrecoverable and the "expiry date", i.e the latest date the Group could use them.

	DTA maturity date 1 year	DTA maturity date 2 years	DTA maturity date 3 years
Unrecognized DTA on tax loss carryforward	6	6	1
Other unrecognized deferred tax	-	-	-
TOTAL UNRECOGNIZED DTA BY EXPIRATION DATE OF DTA POSSIBLE USE	6	6	1
Corresponding carryforward losses	19	15	3

	DTA maturity date 1 year	DTA maturity date 2 years	DTA maturity date 3 years
Unrecognized DTA on tax loss carryforward	-	2	82
Other unrecognized deferred tax	4	-	-
TOTAL UNRECOGNIZED DTA BY EXPIRATION DATE OF DTA POSSIBLE USE	4	2	82
Corresponding carryforward losses	-	7	363

(a) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group has adjusted certain items impacting the allocation of Winterthur purchase price.

						(in Euro million)
			2007
DTA maturity date 4 years	DTA maturity date 5 years	DTA maturity date 6 years	DTA maturity date between 7 and 11 years	DTA maturity date > 11 years	No maturity date	TOTAL
11	6	14	2	6	108	159
-	-	-	5	-	-	5
11	6	14	7	6	108	164
29	14	38	6	35	209	370

						(in Euro million)
2006 Restated(a)
DTA maturity date 4 years	DTA maturity date 5 years	DTA maturity date 6 years	DTA maturity date between 7 and 11 years	DTA maturity date > 11 years	No maturity date	TOTAL
20	14	12	(14)	-	114	229
-	-	-	-	1	305	310
20	14	12	(14)	1	419	539
71	36	30	11	-	415	933

NOTE 19 > DERIVATIVE INSTRUMENTS

This note includes all type of derivatives excluding derivative instruments that meet the definition of equity instruments (see Note 13 for details) or derivative instruments held by	consolidated investment funds in the "satellite investment portfolio" (see Note 1.7.2.) which are recognized at fair value in accordance with IAS 39.

19.1. DERIVATIVE INSTRUMENTS: MATURITIES, NOTIONAL VALUES
AND FAIR VALUES

	Maturity of notional amount as at December 31, 2007(a)							Notional amount
	< 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	> 5 years	December 31, 2007	December 31, 2006	December 31, 2005
Interest rate swaps	10,311	7,380	8,463	4,692	3,481	36,154	70,480	68,749	78,392
Currency swaps	11,507	4,431	4,143	2,386	2,768	10,446	35,681	34,462	26,237
Basic swaps	-	-	119	-	68	32	220	314	792
Equity swaps	2,189	52	20	15	-	55	2,331	1,337	1,124
Total return swaps	4,648	-	-	2	22	2,923	7,595	6,976	1,770
SWAPS	28,655	11,863	12,745	7,095	6,338	49,611	116,307	111,837	108,315
Caps	-	7,162	7,000	1,051	405	8,511	24,128	25,382	42,326
Floors	-	8,148	4,094	4,074	-	2,037	18,353	24,308	20,626
Collars	1,000	-	-	-	-	-	1,000	-	-
Swaptions	1,759	753	308	366	317	4,773	8,275	11,203	2,526
Calls bought	1,023	6	16	9	-	2,318	3,371	4,760	1,338
Calls sold	3,032	-	-	-	-	-	3,032	11	108
Puts bought	3,107	2,285	76	85	77	739	6,369	1,463	796
Puts sold	133	4	-	-	-	-	137	2,309	143
OPTIONS	10,053	18,358	11,494	5,584	799	18,378	64,665	69,436	67,862
Forwards / Futures bought	8,731	101	1	-	82	-	8,916	12,024	1,712
Forwards / Futures sold	26,019	4,416	4	-	84	209	30,732	34,101	19,499
FORWARDS/ FUTURES	34,751	4,518	5	-	166	209	39,649	46,124	21,211
CREDIT DERIVATIVES	16	1,362	5,665	1,053	2,141	1,032	11,269	9,854	9,771
Other derivatives	3	9	-	400	6	1,269	1,687	638	13
TOTAL	73,478	36,109	29,909	14,131	9,450	70,499	233,576	237,890	207,172

NB:

This table includes all derivatives (assets and liabilities), i.e. hedge, macrohedge and other, asset and liability positions.
(a) By convention, notional amounts are displayed in absolute value, and exclude potential netting out.

							(in Euro million)
Positive fair value			Negative fair value			Net fair value			Change
December 31 2007	December 31, 2006	December 31, 2005	December 31, 2007	IDecember 31, 2006	December 31, 2005	December 31, 2007	December 31, 2006	December 31, 2005	in fair value 2007/2006
956	1,307	2,113	1,344	1,099	777	(388)	208	1,336	(596)
2,311	1,854	958	688	693	909	1,622	1,161	49	462
2	17	54	2	5	3	-	11	50	(11)
86	171	50	54	246	95	32	(75)	(46)	107
510	365	273	347	225	8	163	140	265	23
3,865	3,713	3,447	2,435	2,268	1,792	1,429	1,445	1,656	(16)
20	17	18	118	207	255	(98)	(190)	(237)	93
109	7	10	-	-	-	109	7	10	103
-	-	-	-	-	-	-	-	-	-
128	253	115	-	-	-	128	253	115	(125)
93	174	14	-	-	2	93	174	13	(81)
-	-	1	18	-	1	(18)	(0)	-	(18)
124	68	-	-	12	19	124	56	(19)	68
-	-	-	-	8	-	-	(8)	-	8
475	518	160	136	227	277	339	292	(117)	48
60	241	13	84	31	5	(24)	211	8	(235)
303	153	42	54	1,291	597	249	(1,138)	(556)	1,387
363	395	55	138	1,322	602	225	(927)	(548)	1,152
83	54	21	68	9	33	15	45	(12)	(29)
110	86	8	11	7	-	99	79	8	20
4,896	4,766	3,691	2,788	3,833	2,704	2,107	933	987	1,174

19.2. HEDGE ACCOUNTING DERIVATIVES

Hedging derivative instruments broke down as follows:

								(in Euro million)
	December 31, 2007
	Derivative instruments used in fair value hedging relationship		Derivative instruments used in a cash flow hedging relationship		Derivative instruments used in hedge of net investment in a foreign operation		Macro-hedges and other derivative instruments not qualifying under IAS 39 but generaly used as economic hedges		Total
	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
Interest rate swaps	4,115	(16)	1,151	8	-	1	65,215	(381)	70,480	(388)
Currency swaps	133	-	427	26	14,163	1,510	20,958	86	35,681	1,622
Basic swaps	-	-	-	-	-	-	220	-	220	-
Equity swaps	1,754	(1)	-	-	-	-	577	32	2,331	32
Total return swaps	-	-	-	-	-	-	7,595	163	7,595	163
SWAPS	6,002	(17)	1,578	34	14,163	1,511	94,564	(99)	116,307	1,429
Caps	-	-	-	-	290	3	23,838	(101)	24,128	(98)
Floors	-	-	-	-	-	-	18,353	109	18,353	109
Collars	-	-	-	-	-	-	1,000	-	1,000	-
Swaptions	-	-	1,767	27	-	-	6,509	101	8,275	128
Calls bought	-	-	-	-	-	-	3,371	93	3,371	93
Calls sold	-	-	-	-	-	-	3,032	(18)	3,032	(18)
Puts bought	-	-	-	-	-	-	6,369	124	6,369	124
Puts sold	-	-	-	-	-	-	137	-	137	-
OPTIONS	-	-	1,767	27	290	3	62,609	309	64,665	339
Forwards/ Futures bought	1,021	(38)	_	_	_	_	7,895	14	8,916	(24)
Forwards/ Futures sold	3,276	79	-	-	209	(3)	27,247	173	30,732	249
FORWARDS/ FUTURES	4,297	41	-	-	209	(3)	35,143	187	39,649	225
CREDIT DERIVATIVES	-	-	-	-	-	-	11,269	15	11,269	15
Other derivatives	-	-	-	-	-	-	1,687	99	1,687	99
TOTAL	10,298	24	3,345	61	14,662	1,511	205,271	511	233,576	2,107
NB: This table includes all derivatives (assets and liabilities), i.e. hedging, macrohedging and other, asset and liability positions.

								(in Euro million)
	December 31, 2006
	Derivative instruments used in fair value hedging relationship		Derivative instruments used in a cash flow hedging relationship		Derivative instruments used in hedge of net investment in a foreign operation		Macro-hedges and other derivative instruments not qualifying under IAS 39 but generally used as economic hedges		Total
	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
Interest rate swaps	3,728	(97)	996	59	-	-	64,025	246	68,749	208
Currency swaps	164	6	234	15	9,554	1,093	24,509	46	34,462	1,161
Basic swaps	-	-	-	-	-	-	314	11	314	11
Equity swaps	1,224	(153)	-	-	-	-	112	78	1,337	(75)
Total return swaps	-	-	-	-	-	-	6,976	140	6,976	140
SWAPS	5,117	(245)	1,230	75	9,554	1,093	95,937	522	111,837	1,445
Caps	-	-	-	-	290	3	25,092	(193)	25,382	(190)
Floors	-	-	-	-	-	-	24,308	7	24,308	7
Collars	-	-	-	-	-	-	-	-	-	-
Swaptions	-	-	2,539	94	-	-	8,665	159	11,203	253
Calls bought	-	-	-	-	1,554	46	3,206	128	4,760	174
Calls sold	-	-	-	-	-	-	11	-	11	-
Puts bought	-	-	-	-	-	-	1,463	56	1,463	56
Puts sold	-	-	-	-	1,566	(4)	743	(4)	2,309	(8)
OPTIONS	-	-	2,539	94	3,410	45	63,488	153	69,436	292
Forwards/ Futures bought	872	6	-	-	208	4	10,943	201	12,024	211
Forwards/ Futures sold	3,215	(35)	-	-	2,392	26	28,493	(1,129)	34,101	(1,138)
FORWARDS/ FUTURES	4,088	(29)	-	-	2,600	30	39,437	(928)	46,124	(927)
CREDIT DERIVATIVES	-	-	-	-	-	-	9,854	45	9,854	45
Other derivatives	-	-	-	-	-	21	638	58	638	79
TOTAL	9,204	(274)	3,769	169	15,564	1,189	209,353	(150)	237,890	933

NB: This table includes all derivatives (assets and liabilities), i.e. hedging, macrohedging and other, asset and liability positions.

									(in Euro million)
	December 31, 2005
	Derivative instruments used in fair value hedging relationship		Derivative instruments used in a cash flow hedging relationship		Derivative instruments used in hedge of net investment in a foreign operation		Macro-hedges and other derivative instruments not qualifying under IAS 39 but generally used as economic hedges		Total
	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
Interest rate swaps	6,395	204	1,030	78	240	(2)	70,727	1,056	78,392	1,336
Currency swaps	2,554	(151)	20	(1)	9,484	228	14,179	(26)	26,237	49
Basic swaps	-	-	-	-	-	-	792	50	792	50
Equity swaps	378	(104)	-	-	-	-	746	59	1,124	(46)
Total return swaps	-	-	-	-	-	-	1,770	265	1,770	265
SWAPS	9,327	(51)	1,050	77	9,724	226	88,213	1,404	108,315	1,656
Caps	-	-	-	-	-	-	42,326	(237)	42,326	(237)
Floors	-	-	-	-	-	-	20,626	10	20,626	10
Collars	-	-	-	-	-	-	-	-	-	-
Swaptions	-	-	-	-	-	-	2,526	115	2,526	115
Calls bought	-	-	-	-	-	-	1,338	13	1,338	13
Calls sold	-	-	-	-	-	-	108	-	108	-
Puts bought	-	-	-	-	-	-	796	(19)	796	(19)
Puts sold	-	-	-	-	-	-	143	-	143	-
OPTIONS	-	-	-	-	-	-	67,862	(117)	67,862	(117)
Forwards/ Futures bought	-	-	-	-	-	-	1,712	8	1,712	8
Forwards/ Futures sold	795	(50)	-	-	-	-	18,704	(506)	19,499	(556)
FORWARDS/ FUTURES	795	(50)	-	-	-	-	20,416	(498)	21,211	(548)
CREDIT DERIVATIVES	-	-	-	-	-	-	9,771	(12)	9,771	(12)
Other derivatives	-	-	-	-	-	6	13	2	13	8
TOTAL	10,122	(101)	1,050	77	9,724	232	186,275	779	207,172	987

NB: This table includes all derivatives (assets and liabilities), i.e. hedging, macrohedging and other, asset and liability positions.

Note 4 to the financial statements refers to Risk Management within the Group, and describes its main principles and
guidelines. In general, derivatives are used by the various
entities and by the Company for economic hedging purposes,
with the exception of certain credit derivatives. However, the notion of hedge accounting within the meaning of IAS 39 only applies to a small portion of derivatives used by the Group. The overall objectives of the economic hedging implemented by
AXA are described briefly below, along with details of any items that qualify for hedge accounting in the meaning of IAS 39.

In the tables above, the fourth column includes derivatives
that do not qualify for hedge accounting under IAS 39, but
whose objective is nevertheless to provide economic hedging
of a risk, with the exception of certain credit derivatives. They include "macro-hedging" derivatives as defined by the IASB
in its amendment to IAS 39.

AXA uses derivative instruments to manage various types of
risks, including interest rate risk, exchange rate risk, credit risk and hedging of some equity and real estate exposures.

As at December 31, 2007, the notional amount of all derivative instruments, for trading and non-trading purposes, totaled
€233 billion (€238 billion and €207 billion respectively
at the end of 2006 and 2005). Their net fair value as at
December 31, 2007 totaled €2,107 million (€933 million and
€987 million respectively at the end of 2006 and 2005).

While notional amount is the most commonly used measure
of volume in the derivatives market, it is not used as a
measure of risk because the notional amount greatly exceeds
the possible credit and market loss that could arise from
such transactions. The AXA Group is exposed to credit risk in respect of its counterparties to the derivative instruments, but is not exposed to credit risk on the entire notional amounts.
The notional amounts do not represent the amounts actually
exchanged by the parties and thus are not a measure of the
AXA Group's exposure to derivative instruments. The AXA
Group's exposure is represented by the market value of a
derivative contract at a given point in time.

The Risk Management and associated economic hedging
strategies are defined and managed by AXA's local operations in line with accounting regulations. Such economic hedging
strategies include (i) managing interest-rate exposures on fixed maturity investments, long-term debt and guaranteed interest rates on insurance contracts, (ii) managing foreign-currency exposures on foreign-currency denominated investments and
liabilities, and (iii) managing liquidity positions (including the ability to pay benefits and claims when due) in connection with asset-liability management and local regulatory requirements for insurance and banking operations.

As at December 31, 2007 and based on notional amounts, (i)
50% of the derivative instruments used consisted in swap
contracts (47% and 52% respectively at the end of 2006
and 2005), (ii) 28% were option products (mainly caps,
floors and collars) (29% and 33% respectively at the end
of December 2006 and 2005), (iii) 17% were futures and
forwards (mainly other than foreign currency products)
versus 19% and 10% respectively at the end of 2006 and
2005, and (iv) 5% were credit derivatives, compared to 4%
and 5% respectively at the end of 2006 and 2005. Credit
derivatives are an alternative option to investing in fixed
maturities issued by private sector companies.

As at December 31, 2007, the notional amount of hedging
derivative instruments as defined by IAS 39 (fair value, cash flow and net investment hedges) of the AXA Group totaled
€28,305 million (€28,537 million at the end of 2006 and
€20,897 million at the end of 2005). Their net fair value
was €1,596 million (€1,083 million at the end of 2006 and
€208 million at the end of 2005).

a) Swaps
Swap contracts are agreements between two parties to
exchange one set of cash flows for another. Payments are
made on the basis of the swap's notional value. AXA primarily uses (i) interest-rate swap contracts to manage cash flows
arising from interest received or paid, and (ii) currency swap contracts to manage foreign-currency denominated cash
flows or investments.

On a consolidated basis, the notional amount of such
instruments at December 31, 2007 was €116,307 million
(€111,837 million at the end of 2006 and €108,315 million
at the end of 2005). Their market value was €1,429 million
(€1,445 million at the end of 2006 and €1,656 million at the end of 2005).

At December 31, 2007, interest-rate swaps accounted
for 61% of all swaps used by AXA (versus 61% and 72%
respectively at the end of 2006 and 2005). They are
used mainly by (i) the Company to limit its interest-rate
exposure on debt issued or amounts borrowed (notional
value of €46,481 million compared to €39,602 million and
€31,612 million respectively at the end of 2006 and 2005),
(ii) AXA Bank Belgium to hedge interest-rate risk exposures
arising in the context of its ordinary banking activities, in order to achieve an appropriate interest-rate spread between its interest-earning assets and interest-bearing liabilities
(notional value of €10,799 million versus €11,864 million
and €28,283 million respectively at the end of 2006
and 2005, the decrease being due to a diversification in
asset allocation as part of an active treasury portfolio
management policy) and (iii) AXA Japan (notional amount
of €3,226 million versus €4,202 million and €7,402 million
respectively at the end of 2006 and 2005) to limit its risk
exposure to interest-rate on its invested assets (fixed
maturities held directly and through consolidated mutual
funds). The decrease in notional value in 2007 at AXA Japan
was mainly due to the sale of bonds denominated in dollar
within the consolidated mutual funds, the proceeds of which
were reinvested in Japanese bonds.

Currency swaps constitute another part of AXA's
hedging strategies to manage foreign currency cash flow
exposures, and are primarily used by AXA parent company
(€28,698 million at end 2007 versus €21,968 million and
€17,156 million respectively at the end of 2006 and 2005),
and by AXA Japan mainly to hedge the foreign currency
exposure related to internal debts and loans (€1,259 million versus €3,071 million and €5,057 million respectively at the end of 2006 and 2005).

At December 31, 2007, 81% of the total notional amount of
swaps did not qualify for hedge accounting under IAS 39
(86% at the end of 2006 and 81% at the end of 2005), and
included €61,291 million for the Company (€51,203 million
at the end of 2006 and €38,566 million at the end of
2005) and €13,901 million for AXA Bank Belgium (versus
€16,728 million at the end of 2006 and €27,826 million at

the end of 2005) mainly composed of interest-rate swaps
and total return swaps that generate short-term profits.

The notional amounts of swaps used in fair value hedge
relationships totaled €6,002 million as at December 31, 2007
(€5,117 million at the end of 2006 and €9,327 million at the end of 2005), including €850 million for the Company to
hedge a part of its financing debts, €1,632 million for AXA
Japan (mainly including €927 million of interest rate swaps
on proper euro bonds and €705 million of equity swaps), and
€2,180 million for AXA Bank Belgium to hedge a portfolio
interest risk.

The notional amounts of swaps used in cash flow hedge
relationships totaled €1,578 million (€1,230 million at the
end of 2006 and €1,050 million at the end of 2005), including
€521 million of interest-rate swaps in Belgium (Life & Savings business), €598 million in Germany in CDO investments, and
€289 million of interest-rate swaps at the Australian holding company.

The notional amounts of swaps used in net foreign investment hedge relationships totaled €14,163 million (€9,554 million
at the end of 2006 and €9,724 million at the end of 2005),
including €13,084 million of currency swaps used by the
Company.

b) Options
The option portfolio consists mainly of caps and floors.
Interest rate caps and floors are option-like agreements
where the seller agrees to pay the counterparty an amount
equal to the difference, based on a notional amount, between the interest rate of the specified index and the interest rate cap or floor. These products are used to hedge against
interest rate increases (caps) or decreases (floor). The
notional amount of these instruments at December 31, 2007
was €42,481 million (€49,690 million and €62,952 million
respectively at the end of 2006 and 2005), the decrease
being mainly attributable to the United States and France,
where some hedges matured at the end of 2007 and were
not replaced immediately. They represented 66% of the total
notional amount of all options (72% and 93% respectively at
the end of 2006 and 2005). Their fair value was €11 million
(€-184 million at the end of 2006 and €-226 million at the
end of 2005).

Caps and floors are used predominantly by the United States
and French Life & Savings operations to hedge interest rates on contracts with guaranteed rates of return.

Swaptions represented 13% of the total notional amount of
options as at December 31, 2007, mainly (i) in Switzerland for
€2,767 million (€4,191 million at the end of 2006) including
€ 1,767 million (€2,089 million at the end of 2006) used to
hedge the risk of reinvestment by the Swiss Individual Life
& Savings business, (ii) in Belgium life for €2,366 million
to hedge against a fall in rates in the traditional life fund and in a specific corporate life fund (€1,148 million and
€627 million respectively) and against the risk of customer
loss following an increase in rates in segregated funds (Crest for €591 million), and in Germany (€1,500 million).

c)  Futures and Forwards
Futures are contracts that obligate settlement at a
specified price and on a specified future date and can

be traded on the market. Forwards are over-the-counter
contracts.

On a consolidated basis, the notional amount of futures
and forwards at December 31, 2007 was €39,649 million
(€46,124 million at the end of 2006 and €21,211 million
at the end of 2005). Their market value was €225 million
(€-927 million at the end of 2006 and €-548 million at the
end of 2005).

Currency futures and forward contracts accounted for
76% of these instruments (based on notional amounts at
December 31, 2007), compared to 81% at the end of 2006
and 80% at the end of 2005. Swiss entities held futures
and forwards for a total notional amount of €16,780 million
(€19,642 million at the end of 2006), including €4,297 million
(€3,653 million at the end of 2006) designated as fair value hedges and €12,483 million (€13,775 million at the end
of 2006) that did not qualify for hedge accounting under
IAS 39.

AXA Japan also uses futures and forward foreign currency
contracts (for a total notional amount of €5,518 million) to hedge exchange-rate risk arising from its investments in US
and European fixed-maturity bonds, mainly held in controlled funds. In accordance with IAS 21 and IAS 39, some or all of the translation difference relating to these bonds is recognized in profit & loss and offsets most of the change in market value of associated derivative instruments, which is also recognized in profit & loss. In substance, therefore, these contracts act as hedges without the need to use hedge accounting within
the meaning of IAS 39.

Additionally, AXA's United States insurance operations use
forwards and futures for the dynamic risks management
program associated with the guaranteed minimum benefits
on unit-linked products.

Other futures were predominantly used by insurance
operations to hedge future operating margins.

As a result, 89% of the notional value of futures and forwards at the end of 2007 were used in hedging relationships that
do not qualify for hedge accounting under IAS 39 (86% and
96% respectively at the end of 2006 and 2005).

d) Credit derivatives
AXA mainly uses credit derivatives to manage the exposures
of its assets and liabilities to interest-rate risks, but may also use them to enhance returns on invested assets.

At December 31, 2007, the notional amount of credit
derivatives carried by the Group was €19,523 million, of
which:

- €8,254 million relating to exposures held within investment funds of the "satellite investment portfolio" (see Note
1.7.2.) not detailed in this note. Such credit default swaps were used mainly in France (€6,998 million) and Belgium
(€895 million) as an alternative to corporate bond
portfolios.

- €11,269 million held directly or within "core investment
portfolio" or CDOs with a fair value of €15 million detailed in the present note.

Such credit derivatives were mainly used in CDOs to build
their collateral portfolio (for a total notional amount of

€4,003 million at the end of 2007 versus €4,272 million at
the end of 2006 and €4,612 million at the end of 2005). AXA
Japan invested also in credit default swaps (€4,253 million
at the end of 2007 versus €4,676 million at the end of 2006
and €4,623 million at the end of 2005) and used them on
highly rated bonds to enhance the returns on its portfolio, a simple alternative to investing directly in corporate bonds.

e) Mortality derivatives
On November 13, 2006, AXA announced a €1 billion pluri-
annual shelf program to transfer mortality risk to the capital markets, of which approximately €345 million (converted at
the transaction date) was invested in 2006. This risk transfer resulted in a derivative contract between AXA and a special
purpose vehicle called Osiris Capital plc, indexed to the
mortality levels observed in various countries in which AXA
operates (France, Japan, Australia and the United States for the 2006 investment). It is shown under the line item "Other derivatives".

19.3. EFFECT OF HEDGING ON FINANCIAL INVESTMENTS

The impact of derivative instruments is presented in the balance sheet within their related underlying financial assets (and liabilities, see section 19.4.). The table below sets out the	impact of derivative instruments on the related underlying assets.

	Insurance
	Net value excluding effect of hedging value(a)	Impact of derivative instruments subject to hedge accounting(b)	Impact of other derivative instruments(c)	Net value including effect of derivatives(d)
Investment property at amortized cost	12,025	-	20	12,045
Investment property at fair value through profit & loss	4,137	-	-	4,137
Macro hedge and speculative derivatives	-	-	-	-
Investment property	16,161	-	20	16,182
Fixed maturities held to maturity	-	-	-	-
Fixed maturities available for sale	241,220	(9)	556	241,766
Fixed maturities at fair value through profit & loss	55,095	-	58	55,152
Fixed maturities held for trading	123	-	(3)	120
Non quoted fixed maturities (amortized cost)	-	-	-	-
Fixed maturities	296,438	(9)	610	297,039
Equities available for sale	33,249	37	64	33,350
Equities at fair value through profit & loss	19,322	-	-	19,322
Equities held for trading	127	-	-	127
Equities	52,697	37	64	52,799
Non controlled investment funds available for sale	3,446	3	-	3,449
Non controlled investment funds at fair value through profit & loss	2,260	-	38	2,298
Non controlled investment funds held for trading	135	-	-	135
Non controlled investment funds	5,841	3	38	5,882
Other investments(f)	4,352	-	6	4,358
Macro hedge and speculative derivatives	(27)	-	-	(27)
TOTAL FINANCIAL INVESTMENTS	359,301	32	719	360,051
Loans held to maturity	-	-	-	-
Loans available for sale	926	-	-	926
Loans at fair value through profit & loss	39	-	-	39
Loans held for trading	-	-	-	-
Mortgage loans	12,817	-	-	12,817
Others(e)	11,370	-	24	11,395
Macro hedge and speculative derivatives	-	-	-	-
Loans	25,152	-	24	25,177
Financial investments backing contracts where financial risks is borne by policyholders	182,726	_	101	182,827
TOTAL FINANCIAL ASSETS	583,340	32	865	584,237
Derivative instruments hedging net investment in a foriegn operation (assets)(g)	-	-	-	-

(a) Net book value, i.e net of impairment, discount premiums and related amortization, including accrued interest, but excluding any impact of derivatives.

(b) Excluding macro hedge and other derivatives.

(c) Macro hedge and other derivatives.

(d) Net book value (see (a)), but including effect of hedging instruments (IAS 39), economic hedging instruments not acting as hedging under IAS 39, macrohedge and other derivatives.

(e) Notably includes policy loans, lease receivables and other loans.

(f) Other investments held through consolidated investment funds at fair value through profit and loss.

(g) Derivatives instruments used in hedge of net investment in a foreign operation, and not attached to a debt on the face of the balance sheet.

						(in Euro million)
December 31, 2007
Banking and other activities				Total
Net value excluding effect of hedging , value(a)	Impact of derivative instruments subject to hedge accounting(b)	Impact of other derivative instruments(c)	Net value including effect of derivatives(d)	Net value excluding effect of hedging value(a)	Impact of derivative instruments ubject to hedge accounting(b)	Impact of other derivative instruments(c)	Net value including effect of derivatives (d)
1,776	-	-	1,776	13,801	-	20	13,821
-	-	-	-	4,137	-	-	4,137
-	-	-	-	-	-	-	-
1,776	-	-	1,776	17,937	-	20	17,958
-	-	-	-	-	-	-	-
4,933	1	-	4,935	246,153	(8)	556	246,701
832	-	(11)	822	55,927	-	47	55,974
1,042	-	(23)	1,019	1,165	-	(26)	1,139
-	-	-	-	-	-	-	-
6,808	1	(34)	6,775	303,246	(8)	577	303,814
2,550	-	(5)	2,546	35,799	37	59	35,896
271	-	-	271	19,593	-	-	19,593
325	-	-	325	452	-	-	452
3,146	-	(5)	3,141	55,843	37	59	55,940
142	-	-	142	3,588	3	-	3,591
134	-	-	134	2,394	-	38	2,433
8	-	-	8	143	-	-	143
284	-	-	284	6,124	3	38	6,166
166	-	-	166	4,518	-	6	4,524
1,312	-	-	1,312	1,285	-	-	1,285
11,716	1	(38)	11,679	371,016	33	681	371,730
-	-	-	-	-	-	-	-
41	-	-	41	968	-	-	968
1	-	-	1	40	-	-	40
77	-	-	77	77	-	-	77
1	-	-	1	12,818	-	-	12,818
121	-	-	121	11,491	-	24	11,515
7	-	-	7	7	-	-	7
248	-	-	248	25,400	-	24	25,425
_	_	_	_	182,726	_	101	182,827
13,740	1	(38)	13,703	597,080	33	827	597,939
-	-	-	-	-	-	-	-

	Insurance
	Net value excluding effect of hedging value(a)	Impact of derivative instruments subject to hedge accounting(b)	Impact of other derivative instruments(c)	Net value including effect of derivatives(d)
Investment property at amortized cost	13,260	-	-	13,260
Investment property at fair value through profit & loss	5,364	-	-	5,364
Macro hedge and speculative derivatives	-	-	-	-
Investment property	18,625	-	-	18,625
Fixed maturities held to maturity	-	-	-	-
Fixed maturities available for sale	241,652	(83)	(311)	241,258
Fixed maturities at fair value through profit & loss	49,520	-	71	49,591
Fixed maturities held for trading	71	-	23	94
Non quoted fixed maturities (amortized cost)	10	-	-	10
Fixed maturities	291,253	(83)	(217)	290,953
Equities available for sale	35,761	(149)	(8)	35,604
Equities at fair value through profit & loss	22,076	(25)	-	22,050
Equities held for trading	142	-	-	142
Equities	57,979	(175)	(8)	57,797
Non controlled investment funds available for sale	4,593	6	-	4,599
Non controlled investment funds at fair value through profit & loss	2,321	13	(15)	2,319
Non controlled investment funds held for trading	80	-	-	80
Non controlled investment funds	6,994	19	(15)	6,998
Other investments(f)	3,145	-	(1)	3,144
Macro hedge and speculative derivatives	(175)	-	-	(175)
TOTAL FINANCIAL INVESTMENTS	359,197	(238)	(241)	358,718
Loans held to maturity	-	-	-	-
Loans available for sale	819	-	5	824
Loans at fair value through profit & loss	378	-	-	378
Loans held for trading	-	-	-	-
Mortgage loans	13,077	-	2	13,079
Others(e)	14,589	-	(11)	14,578
Macro hedge and speculative derivatives	-	-	-	-
Loans	28,864	-	(4)	28,860
Financial investments backing contracts where financial risks is borne by policyholders	176,479	-	83	176,562
TOTAL FINANCIAL ASSETS	583,164	(238)	(162)	582,765
Derivative instruments hedging net investment in a foriegn operation (assets)(g)	-	-	-	-

(a) Net book value, i.e net of impairment, discount premiums and related amortization, including accrued interest, but excluding any impact of derivatives.

(b) Excluding macro hedge and other derivatives, i.e. excluding economic hedges that do not qualify for hedge accounting under IAS 39, macro-hedging and other derivatives.

(c) Macro hedge and other derivatives.

(d) Net book value (see (a)), but including effect of hedging instruments (IAS 39), economic hedging instruments not acting as hedging under IAS 39, macrohedge and other derivatives.

(e) Notably includes policy loans, lease receivables and other loans.

(f) Other investments held through consolidated investment funds at fair value through profit and loss.

(g) Derivatives instruments used in hedge of net investment in a foreign operation, and not attached to a debt on the face of the balance sheet.

(h) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group has adjusted certain items affecting the allocation of Winterthur purchase price.

						(in Euro million)
December 31, 2006 Restated(h)
Banking and other activities				Total
Net value excluding effect of hedging , value(a)	Impact of derivative instruments subject to hedge accounting(b)	Impact of other derivative instruments(c)	Net value including effect of derivatives(d)	Net value excluding effect of hedging value(a)	Impact of derivative instruments subject to hedge accounting(b)	Impact of other derivative instruments(c)	Net value including effect of derivatives (d)
548	-	-	548	13,808	-	-	13,808
608	-	-	608	5,972	-	-	5,972
-	-	-	-	-	-	-	-
1,156	-	-	1,156	19,780	-	-	19,780
-	-	-	-	-	-	-	-
5,645	-	-	5,645	247,297	(83)	(311)	246,903
186	-	(4)	182	49,706	-	67	49,772
1,172	-	31	1,203	1,244	-	54	1,297
1	-	-	1	11	-	-	11
7,005	-	26	7,031	298,258	(83)	(191)	297,984
2,744	-	(11)	2,733	38,505	(149)	(19)	38,337
123	-	-	123	22,198	(25)	-	22,173
332	-	-	332	474	-	(0)	474
3,199	-	(11)	3,187	61,178	(175)	(19)	60,984
226	-	-	226	4,819	6	(0)	4,825
155	-	-	155	2,476	13	(15)	2,474
33	-	-	33	113	-	-	113
414	-	-	414	7,407	19	(15)	7,412
-	-	-	-	3,145	-	(1)	3,144
875	-	-	875	701	-	-	701
11,492	-	15	11,507	370,689	(238)	(226)	370,225
-	-	-	-	-	-	-	-
26	-	-	26	845	-	5	850
2,815	-	(48)	2,768	3,194	-	(47)	3,146
227	-	-	227	227	-	-	227
13	-	-	13	13,090	-	2	13,092
591	-	-	591	15,181	-	(11)	15,170
8	-	-	8	8	-	-	8
3,680	-	(48)	3,632	32,544	-	(52)	32,492
-	-	-	-	176,479	-	83	176,562
16,328	-	(33)	16,295	599,492	(238)	(195)	599,059
-	-	-	-	-	-	-	-

	Insurance
	Net value excluding effect of hedging value(a)	Impact of derivative instruments subject to hedge accounting(b)	Impact of other derivative instruments(c)	Net value including effect of derivatives (d)
Investment property at amortized cost	7,832	-	-	7,832
Investment property at fair value through profit & loss	4,979	-	-	4,979
Macro hedge and speculative derivatives	-	-	-	-
Investment property	12,810	-	-	12,810
Fixed maturities held to maturity	-	-	-	-
Fixed maturities available for sale	189,382	(166)	235	189,451
Fixed maturities at fair value through profit & loss	43,403	-	10	43,413
Fixed maturities held for trading	142	-	-	142
Non quoted fixed maturities (amortized cost)	20	-	-	20
Fixed maturities	232,948	(166)	246	233,027
Equities available for sale	27,858	(104)	(73)	27,680
Equities at fair value through profit & loss	18,804	-	-	18,804
Equities held for trading	101	-	-	101
Equities	46,762	(104)	(73)	46,585
Non controlled investment funds available for sale	3,132	-	89	3,221
Non controlled investment funds at fair value through profit & loss	1,916	-	-	1,917
Non controlled investment funds held for trading	195	-	-	195
Non controlled investment funds	5,243	-	89	5,333
Other investments(f)	1,911	-	1	1,912
Macro hedge and speculative derivatives	(209)	-	-	(209)
TOTAL FINANCIAL INVESTMENTS	286,655	(271)	263	286,647
Loans held to maturity	-	-	-	-
Loans available for sale	-	-	-	-
Loans at fair value through profit & loss	125	-	-	125
Loans held for trading	-	-	-	-
Mortgage loans	7,230	-	-	7,230
Others(e)	10,976	-	1	10,977
Macro hedge and speculative derivatives	-	-	-	-
Loans	18,332	-	1	18,332
Financial investments backing contracts where financial risks is borne by policyholders	141,397	-	13	141,410
TOTAL FINANCIAL ASSETS	459,194	(271)	277	459,200
Derivative instruments hedging net investment in a foriegn operation (assets)(g)	-	-	-	-

(a) Net book value, i.e net of impairment, discount premiums and related amortization, including interest accrued but not yet due, but excluding any impact of derivatives.

(b) Excluding macrohedge and other derivatives, i.e. excluding economic hedges that do not qualify for hedge accounting under IAS 39, macro-hedging and other derivatives.

(c) Macrohedge and other derivatives.

(d) Net book value (see (a)), but including effect of hedging instruments (IAS 39), economic hedging instruments not acting as hedging under IAS 39, macrohedge and other derivatives.

(e) Notably includes policy loans, lease receivables and other loans.

(f) Other investments held through consolidated investment funds at fair value through profit and loss.

(g) Derivatives instruments used in hedge of net investment in a foreign operation, and not attached to a debt on the face of the balance sheet.

							(in Euro million)
Deceember 31, 2005
Banking and other activities				Total
Net value excluding effect of hedging value(a)	Impact of derivative instruments subject to hedge accounting(b)	Impact of other derivative instruments(c)	Net value including effect of derivatives(d)	Net value excluding effect of hedging value(a)	Impact of derivative instruments subject to hedge accounting(b)	Impact of other derivative instruments(c)	Net value including effect of derivatives (d)
314	-	-	314	8,146	-	-	8,146
-	-	-	-	4,979	-	-	4,979
-	-	-	-	-	-	-	-
314	-	-	314	13,124	-	-	13,124
-	-	-	-	-	-	-	-
5,740	-	(1)	5,739	195,123	(166)	234	195,190
779	-	(42)	737	44,182	-	(32)	44,150
1,547	-	-	1,547	1,689	-	-	1,689
2	-	-	2	22	-	-	22
8,068	-	(44)	8,025	241,016	(166)	202	241,052
571	-	-	571	28,429	(104)	(73)	28,252
48	-	-	48	18,852	-	-	18,852
308	-	-	308	409	-	-	409
928	-	-	928	47,690	(104)	(73)	47,513
201	-	-	201	3,333	-	89	3,422
73	-	-	73	1,990	-	-	1,990
22	-	-	22	217	-	-	217
296	-	-	296	5,540	-	89	5,629
-	-	-	-	1,911	-	1	1,912
198	-	-	198	(11)	-	-	(11)
9,491	-	(44)	9,447	296,146	(271)	219	296,094
1	-	-	1	1	-	-	1
23	-	-	23	23	-	-	23
-	-	-	-	125	-	-	125
248	-	-	248	248	-	-	248
20	(58)	-	(38)	7,250	(58)	-	7,192
74	-	-	74	11,051	-	1	11,051
15	-	-	15	15	-	-	15
381	(58)	-	323	18,712	(58)	1	18,655
-	-	-	-	141,397	-	13	141,410
10,186	(58)	(44)	10,084	469,379	(329)	233	469,284
-	-	-	-	-	-	-	-

19.4. EFFECT OF HEDGING ON LIABILITIES

The impact of derivative instruments is presented in the balance sheet within their related underlying financial liabilities (and assets, see section 19.3). The tables below	set out the impact of derivative instruments on the related underlying liabilities.

19.4.1. Liabilities arising from insurance and investment contracts

	December 31, 2007
	Net carrying value excluding effect of hedging value	Impact of derivative instruments subject to hedge accounting	Impact of other derivative instruments	Value incluying effects of derivatives
Liabilities arising from insurance contracts(a)	310,709	-	(98)	310,611
Liabilities arising from insurance contracts where the financial risk is borne by policyholders	113,654	_	_	113,654
Total liabilities arising from insurance contracts	424,363	-	(98)	424,265
Liabilities arising from investment contracts with discretionary participating features(a)	40,121	_	(102)	40,019
Liabilities arising from investment contracts with no discretionary participating features	1,452	_	_	1,452
Liabilities arising from investment contracts where the financial risk is borne by policyholders	69,587	_	_	69,587
Total liabilities arising from investment contracts	111,161	-	(102)	111,059
Macro hedge derivative instruments on insurance and investment contracts (liabilities)	-	-	13	-

(a) As described in note 1.12.2 on accounting principles, the adoption of FRS 27 in the United Kingdom led to adjustments to 2005 figures (see note 14 for details).

(b) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group has adjusted certain items impacting the allocation of Winterthur purchase price.

19.4.2. Other financial liabilities

	December 31, 2007
	Value before effect of derivative instruments	Impact of derivative instruments subject to hedge accounting	Impact of other derivative instruments	Value including effects of derivatives
Subordinated debt(a)	6,173	(531)	504	6,146
Financing debt instruments issued	4,698	(106)	(57)	4,535
Financing debt owed to credit institutions	175	-	-	175
Financing debt(b)	11,046	(637)	447	10,856
Minority interest of controlled investment funds and puttable instruments held by minority interests holders	7,751	_	_	7,751
Other debt instruments issued, notes and bank overdrafts	6,258	2	-	6,260
Payables arising from direct insurance and inward reinsurance operations	7,033	(14)	-	7,018
Payables arising from outward reinsurance operations	6,024	-	-	6,024
Payables arising from banking activities(b)	18,443	-	271	18,713
Payables — current tax position	2,394	-	-	2,394
Other payables	43,693	8	26	43,727
Derivatives relating to other financial liabilities			120	120
Other debts(c)	91,595	(4)	417	92,008
Derivative instruments hedging net investment in a foreign operation (liabilities)(d)	-	-	-	-

(a) As described in note 1.11.2, perpetual subordinated notes were reclassified under shareholders' equity in 2006 with retrospective application to 2005. Details are provided in Note 13.

(b) Financing debt, other debt instruments issued, notes and bank overdrafts, and Payables arising from banking activities issued are disclosed in the balance sheet net of the impact of derivatives. As a result, the amount showing in the column "value including effect of derivatives" is their net book value.

(c) Other debts are presented excluding the effect of derivatives on the face of the balance sheet.

(d) Derivative instruments used to hedge the net investment in a foreign operation, and not attached to a debt on the face of the balance sheet.

(e) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group has adjusted certain items impacting the allocation of Winterthur purchase price.

						(in Euro million)
December 31, 2006 Restated(b)				December 31, 2005
Net carrying value excluding effect of hedging value	Impact of derivative instruments subject to hedge accounting	Impact of other derivative instruments	Value incluying effects of derivatives	Net carrying value excluding effect of hedging value	Impact of derivative instruments subject to hedge accounting	Impact of other derivative instruments	Value incluying effects of derivatives
323,361	(21)	(67)	323,274	247,717	(6)	(94)	247,617
108,984	-	-	108,984	92,888	-	-	92,888
432,345	(21)	(67)	432,258	340,605	(6)	(94)	340,505
32,606	-	-	32,606	33,267	-	-	33,267
1,121	-	(62)	1,059	926	-	(52)	873
67,673	-	-	67,673	48,549	-	-	48,549
101,399	-	(62)	101,338	82,742	-	(52)	82,689
-	-	(13)	-	-	-	5	-

						(in Euro million)
December 31, 2006 Restated(b)				December 31, 2005
Value before effect of derivative instruments	Impact of derivative instruments subject to hedge accounting	Impact of other derivative instruments	Value including effects of derivatives	Value before effect of derivative instruments	Impact of derivative instruments subject to hedge accounting	Impact of other derivative instruments	Value including effects of derivatives
6,168	(648)	43	5,563	6,210	(617)	(519)	5,073
3,894	(127)	(79)	3,688	3,025	(199)	(9)	2,817
95	-	-	95	17	-	-	17
10,158	(775)	(36)	9,347	9,251	(817)	(528)	7,906
7,224	-	-	7,224	5,115	18	-	5,133
8,714	(3)	-	8,711	8,413	(3)	-	8,411
7,947	-	-	7,947	4,680	-	-	4,680
5,849	-	-	5,849	3,507	-	-	3,507
16,817	-	175	16,992	11,970	-	113	12,083
2,055	-	-	2,055	1,382	-	-	1,382
41,074	(2)	121	41,194	28,993	14	-	29,007
		5	5			4	4
89,680	(5)	301	89,976	64,059	30	117	64,206
-	-	-	-	-	-	267	-

19.5. BREAKDOWN OF DERIVATIVE INSTRUMENTS BY VALUATION METHOD

	December 31, 2007
	Fair value determined directly by reference to an active market	Fair value estimated using valuation technique	Total
Derivative instruments on financial assets subject to hedge accounting	54	(22)	33
Other derivative instruments on financial assets(a)	293	533	827
Macro hedge and speculative derivatives on financial assets	956	335	1,292
Total - derivative instruments relating to financial assets	1,304	847	2,151
Derivatives (hedge accounting) - Reinsurance	-	-	-
Other derivatives - Reinsurance(a)	-	-	-
Macro hedge - Reinsurance	-	-	-
Total - derivative instruments relating to insurance and investment contracts	-	-	-
Derivatives on other receivables (hedge accounting)	-	(9)	(9)
Other derivatives on other receivables	-	1	1
Total derivative instruments relating to other receivables	-	(8)	(8)
Total net value of derivative instruments - assets (1)			2,143
Derivatives on insurance & investment contracts (hedge accounting)	-	-	-
Other derivatives on insurance & investment contracts(a)	(27)	(174)	(201)
Macro hedge derivatives on insurance and investment contracts	-	13	13
Total derivative instruments relating to insurance and investment contracts	(27)	(160)	(187)
Derivative instruments relating to financing debt and other financial liabilities subject to hedge accounting	(626)	(15)	(642)
Other derivative instruments relating to financing debt and other financial liabilities(b)	510	83	593
Derivative instruments relating to financing debt, operating debt and other financial liabilities	(116)	68	(48)
Macro hedge banking activities and other derivatives (including speculative derivatives)	-	271	271
Total net value of derivative instruments - liabilities (2)			35
Net fair value (1) -(2)			2,108

(a) Other derivatives instruments that do not qualify for hedge accounting according to IAS 39.

(b) Including speculative derivatives, if any, relating to financing debt and other financial liabilities.

					(in Euro million)
December 31, 2006			December 31, 2005
Fair value determined directly by reference to an active market	Fair value estimated using valuation technique	Total	Fair value determinec directly by reference to an active market	Fair value estimated using valuation technique	Total
67	(305)	(238)	(2)	(326)	(329)
64	(258)	(195)	19	214	233
7	701	708	11	(8)	3
138	138	276	28	(120)	(92)
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
-	(19)	(19)	-	-	-
-	-	-	-	-	-
-	(19)	(19)	-	-	-
		257			(92)
(21)	-	(21)	(6)	-	(6)
1	(130)	(129)	-	(147)	(147)
-	(13)	(13)	5	-	5
(19)	(143)	(163)	(1)	(146)	(148)
2	(781)	(780)	-	(784)	(784)
16	75	90	7	(267)	(260)
17	(707)	(689)	7	(1,051)	(1,044)
-	175	175	-	113	113
		(677)			(1,079)
		933			987

NOTE 20 > REVENUES BY SEGMENT AND NET

REVENUES FROM BANKING ACTIVITIES

20.1. TOTAL REVENUES

TOTAL REVENUES(a)	(in Euro million)
	December 31, 2007	December 31, 2006(c)	December 31, 2005(c)
LIFE & SAVINGS	59,845	49,952	44,585
of which direct premiums	55,330	45,998	40,539
of which reinsurance assumed	2,442	2,270	2,433
of which fees and charges on investment contracts with no participation features	740	608	509
of which revenues from other activities	1,332	1,076	1,104
France	15,045	14,797	13,228
United States	16,243	15,389	13,940
United Kingdom	4,628	4,292	2,395
Japan	5,116	5,027	4,735
Germany	6,200	3,681	3,585
Switzerland	4,116	-	-
Belgium	3,072	2,512	2,734
Mediterranean Region	1,918	-	-
Other countries	3,507	4,255	3,966
PROPERTY & CASUALTY	25,016	19,510	18,600
of which direct premiums	24,727	19,280	18,308
of which reinsurance assumed	210	179	248
of which revenues from other activities	79	52	43
France	5,330	5,187	5,070
Germany	3,506	2,745	2,785
United Kingdom and Ireland	5,076	4,721	4,393
Switzerland	1,974	-	-
Belgium	2,112	1,511	1,451
Mediterranean Region	5,276	-	-
Other countries	1,743	5,347	4,899
INTERNATIONAL INSURANCE	3,568	3,716	3,813
of which direct premiums	1,915	1,792	1,711
of which reinsurance assumed	1,492	1,780	1,957
of which revenues from other activities	161	144	145
AXARE	-	-	1,451
AXA Corporate Solutions Assurance	1,805	1,689	1,605
AXA Cessions	67	56	60
AXA Assistance	699	621	549
Other	996	1,351	147
ASSET MANAGEMENT	4,863	4,406	3,440
AllianceBernstein	3,130	2,961	2,472
AXA Investment Managers	1,732	1,445	968
BANKING	339	377	424
French banks	85	57	64
AXA Bank Belgium	216	21	24
German banks	19	293	336
Other Banks	20	6	-
Holdings(b)	2	4	4
TOTAL	93,633	77,966	70,865

(a) Net of intercompany elimination

(b) Including SPEs and CDOs previously disclosed in the Other Financial services segment which has been renamed "Banking".

(c) As described in note 1.10, the contribution of discontinued operations is stated on a separate line of the income statement.

Given the Group's scale and diversity, none of its clients accounts for more than 10% of its business.

20.2. SEGMENT INFORMATION

20.2.1. Life & Savings

								(in Euro million)
	December 31,2007			December 31,2006 Restated(e)(f)			December 31,2005(f)
	Gross written premiums	Liabilities arising from insurance contracts(b)	Liabilities arising from investment contracts(b)	Gross written premiums	Liabilities arising from insurance contracts(b)	Liabilities arising from investment contracts(b)	Gross written premiums	Liabilities arising from insurance contracts (b)	Liabilities arising from investment contracts(b)
Retirement/annuity/investment contracts (individual)(d)	28,264	172,219	42,716	26,038	172,276	34,705	22,468	157,061	34,580
Retirement/annuity/investment contracts (group)(d)	3,388	23,287	6,909	2,986	22,880	7,445	2,609	16,904	8,119
Life contracts (including endowment contracts)(d)	18,095	143,163	910	12,837	152,432	1,464	11,567	97,532	280
Health contracts	5,966	13,989	-	4,468	12,772	-	4,387	7,794	-
Other	2,059	13,688	-	1,938	14,014	-	1,942	13,445	-
SUB-TOTAL	57,773	366,345	50,536	48,268	374,374	43,613	42,972	292,737	42,979
Fees and charges relating to investment contracts with no participating features(c)	740	-	60,625	608	-	57,243	509	-	39,762
Fees, commissions and other revenues	1,332	-	-	1,076	-	-	1,104	-	-
TOTAL	59,845	366,345	111,161	49,952	374,374	100,856	44,585	292,737	82,742
Asset backing contracts with financial risk borne by policyholders (unit-linked)(a)	21,529	113,654	69,587	18,512	108,984	67,129	12,947	92,888	48,549
UK "With-Profit" business	976	17,761	8,515	941	20,358	10,323	953	16,652	9,986

(a) Relates to contracts where the financial risk is borne by policyholders.

(b) Excludes liabilities relating to unearned revenues and fees, and policyholder bonuses, along with derivatives relating to insurance and investment contracts.

(c) Relates to liabilities arising from investment contracts without discretionary participation features and investment contracts without discretionary participation features where the financial risk is borne by policyholders.

(d) As described in note 1.12.2 on accounting principles, the adoption of FRS 27 in the United Kingdom led to adjustements to 2005 (see note 14 for details).

(e) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group has adjusted certain items impacting the allocation of Winterthur purchase price.

(f) As described in note 1.10, the contribution of discontinued operations is stated on a seperate line of the income statement.

At December 31,2006, Winterthur contributed €68,483 million and €14,675 million to Life & Savings liabilities arising from	insurance contracts and liabilities arising from investment contracts, respectively.

20.2.2. Property & Casualty

				(in Euro million)
	Gross written premiums (b)			Liabilities arising from insurance contracts
	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2007	December 31, 2006 Restated(a)	December 31, 2005
Personal lines	15,181	12,018	11,435	24,182	23,656	18,686
Motor	8,709	6,560	6,180	15,446	14,835	11,330
Property damage	3,564	3,016	2,790	3,219	3,059	2,501
Health	1,107	937	887	1,442	1,488	1,305
Other	1,801	1,505	1,578	4,075	4,274	3,550
Commercial lines	9,411	7,166	6,785	22,016	21,466	15,912
Motor	1,618	1,349	1,295	2,698	2,679	2,255
Property damage	2,740	2,204	2,059	3,075	2,748	2,332
Liability	1,740	1,390	1,345	6,950	7,028	5,523
Health	1,558	852	787	2,799	2,757	848
Other	1,755	1,370	1,300	6,494	6,254	4,954
Other	345	275	336	873	872	1,400
SUB-TOTAL	24,937	19,459	18,556	47,072	45,994	35,998
Fees, commissions and other revenues	79	52	43
TOTAL	25,016	19,510	18,600	47,072	45,994	35,998

(a) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group has adjusted certain items impacting the allocation of Winterthur purchase price.

(b) As described in note 1.10, the contribution of discontinued operations is stated on a seperate line of the income statement

At December 31, 2006, Winterthur contributed €9,467 million to Property & Casualty liabilities arising from insurance contracts.

20.2.3. International Insurance

					(in Euro million)
	Gross written premiums			Liabilities arising from insurance contracts
	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2007	December 31, 2006	December 31, 2005
Property	957	1,132	1,273	1,943	2,288	3,172
Motor, Marine, Aviation	956	977	1,010	3,144	3,294	3,541
Casualty/Liability	467	493	488	3,846	3,935	3,069
Other	1,027	969	897	2,013	2,786	2,089
SUB-TOTAL	3,407	3,572	3,668	10,946	12,304	11,870
Fees, commissions and other revenues	161	144	145
TOTAL	3,568	3,716	3,813	10,946	12,304	11,870

At December 31, 2006, Winterthur contributed €1,163 million to International Insurance liabilities arising from insurance contracts.

20.2.4. Liabilities arising from insurance contracts in the Property & Casualty and International Insurance
segments

				(in Euro million)
	December 31, 2007
	Claims reserves	IBNR	Claim expense reserves	TOTAL Claim reserves including IBNR and expenses	Unearned premium reserves & others	TOTAL Technical Liabilities
Personal lines
Motor	9,751	1,569	447	11,793	3,653	15,446
Physical damage	1,199	466	80	1,754	1,466	3,219
Other	2,368	975	143	3,506	2,011	5,517
Sub-total Personal lines	13,318	3,011	671	17,053	7,129	24,182
Commercial lines
Motor	1,741	423	68	2,238	460	2,698
Physical damage	1,695	315	57	2,075	1,000	3,075
Professional liability	4,675	1,482	191	6,425	524	6,950
Other	5,036	1,034	188	6,282	3,010	9,293
Sub-total Commercial lines	13,146	3,253	504	17,020	4,995	22,016
Other	467	231	35	740	134	874
Total - Property & Casualty excluding International Insurance	26,931	6,495	1,209	34,813	12,259	47,072

Physical damage	948	693	38	1,694	249	1,943
Motor, Marine, Aviation	1,852	1,069	47	2,985	159	3,144
Professional liability	1,747	1,871	68	3,716	130	3,846
Other	902	516	38	1,464	550	2,013
Total - International Insurance	5,450	4,148	191	9,860	1,087	10,946
Total - Property & Casualty including International Insurance	32,381	10,643	1,401	44,673	13,345	58,018

						(in Euro million)
	December 31, 2006 restated(a)						December 31, 2005
	Claims reserves	IBNR	Claim expense reserves	TOTAL Claim reserves including IBNR and expenses	Unearned premium reserves & others	TOTAL Technical Liabilities	TOTAL Technical Liabilities
Personal lines
Motor	9,382	1,720	442	11,544	3,291	14,835	11,330
Physical damage	1,147	428	87	1,661	1,398	3,059	2,501
Other	2,446	1,072	166	3,684	2,079	5,762	4,855
Sub-total Personal lines	12,975	3,220	694	16,889	6,767	23,656	18,686
Commercial lines
Motor	1,688	499	72	2,259	420	2,679	2,255
Physical damage	1,435	327	63	1,825	923	2,748	2,332
Professional liability(a)	4,864	1,570	260	6,694	550	7,244	5,523
Other	5,408	1,025	188	6,620	2,390	9,011	5,802
Sub-total Commercial lines	13,395	3,421	582	17,398	4,284	21,682	15,912
Other	550	171	30	752	120	872	1,400
Total - Property & Casualty excluding International Insurance	26,920	6,813	1,306	35,039	11,171	46,210	35,998

Physical damage	1,193	742	59	1,994	294	2,288	3,172
Motor, Marine, Aviation	1,829	1,217	61	3,107	187	3,294	3,541
Professional liability	1,987	1,702	99	3,788	147	3,935	3,069
Other	1,090	513	41	1,644	1,142	2,786	2,089
Total - International Insurance	6,099	4,175	259	10,534	1,770	12,304	11,870
Total - Property & Casualty including International Insurance	33,019	10,988	1,566	45,573	12,941	58,514	47,868

(a) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group has adjusted certain items impacting the allocation of Winterthur.

20.3. NET REVENUES FROM BANKING ACTIVITIES

	(in Euro million)
	December 31, 2007	December 31, 2006	December 31, 2005
Interest received and equivalent	696	579	552
Interest paid and equivalent	(612)	(429)	(386)
Net interest and equivalent	84	150	166
Commissions received	74	66	57
Commissions paid	(27)	(23)	(23)
Net commissions	47	43	34
Investment income	196	183	169
Realized investment qains and losses	23	36	55
Change in fair value of financial instruments at fair value throuqh profit & loss	(7)	(31)	7
Change in financial instruments impairment	(9)	-	(1)
Net investment result	202	188	230
Net other bank operating income	3	1	(2)
Net revenues from banking activities	336	381	428

NOTE 21 > NET INVESTMENT RESULT EXCLUDING
FINANCING EXPENSES

Net investment result (excluding financing expenses) from the financial assets of insurance companies and companies in other business segments (excluding revenues from the	financial assets of banks included in net revenues from banking activities) was as follows:

				(in Euro million)
	December 31, 2007
	Net investment income	Net realized investment gains and losses	Change in fair value of financial instruments at fair value through profit & loss	Change in financial instruments impairment	Net investment result
Investment properties at amortized cost	524	633	-	(38)	1,119
Investment properties at fair value through profit & loss	263	527	(541)	-	250
Investment properties	787	1,160	(541)	(38)	1,369
Fixed maturities held to maturity	-	-	-	-	-
Fixed maturities available for sale	10,367	(351)	-	(390)	9,625
Fixed maturities at fair value through profit & loss(a)	2,256	106	(1,481)	-	881
Fixed maturities held for trading	55	1	(2)	-	54
Non quoted fixed maturities (amortized cost)	-	-	-	-	-
Fixed maturities	12,678	(245)	(1,483)	(390)	10,560
Equities available for sale	1,219	2,470	(285)	(463)	2,942
Equities at fair value through profit & loss(b)	785	2,585	(1,632)	-	1,738
Equities held for trading	25	-	3	-	27
Equities	2,028	5,056	(1,914)	(463)	4,708
Non controlled investment funds available for sale	89	157	-	(38)	208
Non controlled investment funds at fair value through profit & loss	222	14	14	-	250
Non controlled investment funds held for trading	-	3	(1)	-	2
Non controlled investment funds	311	174	13	(38)	460
Other assets held by consolidated investment funds designated at fair value through profit & loss	206	20	66		292
Loans held to maturity	-	-	-	-	-
Loans available for sale	74	-	-	-	73
Loans at fair value through profit & loss	-	-	51	-	51
Loans held for trading	9	-	(3)	-	6
Mortgage loans	674	1	-	-	675
Other loans	494	11	-	1	507
Loans	1,252	12	47	1	1,312
Assets backing contracts where the financial risk is borne by policyholders	801		7,476		8,277
Hedge accounting derivatives			(179)		(179)
Other derivatives	(82)	16	978		911
Investment management expenses	(914)				(914)
Other	403	(930)	(379)	1	(905)
NET INVESTMENT RESULT	17,470	5,264	4,084	(927)	25,891

(a) Including fixed maturities held by consolidated investment funds, designated at fair value through profit & loss.

(b) Including equity securities held by consolidated investment funds, designated at fair value through profit & loss.

	(in Euro million)
	December 31, 2006(c)
	Net investment income	Net realized investment gains and losses	Change in fair value of financial instruments at fair value through profit & loss	Change in financial instruments impairment	Net investment result
Investment properties at amortized cost	511	361	-	38	910
Investment properties at fair value through profit & loss	278	336	384	-	998
Investment properties	789	698	384	38	1,909
Fixed maturities held to maturity	-	-	-	-	-
Fixed maturities available for sale	8,418	(58)	-	(78)	8,282
Fixed maturities at fair value through profit & loss(a)	2,068	195	(1,322)	-	941
Fixed maturities held for trading	71	(10)	(9)	-	52
Non quoted fixed maturities (amortized cost)	-	-	-	-	-
Fixed maturities	10,558	127	(1,331)	(78)	9,274
Equities available for sale	846	2,198	127	(143)	3,028
Equities at fair value through profit & loss(b)	639	1,071	869	-	2,579
Equities held for trading	49	-	35	-	84
Equities	1,534	3,269	1,031	(143)	5,691
Non controlled investment funds available for sale	82	213	-	(5)	291
Non controlled investment funds at fair value through profit & loss	192	42	(13)	-	221
Non controlled investment funds held for trading	-	3	-	-	3
Non controlled investment funds	274	258	(13)	(5)	515
Other assets held by consolidated investment funds designated at fair value through profit & loss	208	(7)	16		217
Loans held to maturity	-	-	-	-	-
Loans available for sale	33	1	-	-	34
Loans at fair value through profit & loss	-	-	(166)	-	(166)
Loans held for trading	16	-	-	-	16
Mortgage loans	452	(3)	-	(2)	447
Other loans	384	-	-	-	385
Loans	885	(2)	(166)	(2)	716
Assets backing contracts where the financial risk is borne by policyholders	527		15,158		15,685
Hedge accounting derivatives			(460)		(460)
Other derivatives	(163)	140	(490)		(514)
Investment management expenses	(898)				(898)
Other	471	(258)	208	(2)	419
NET INVESTMENT RESULT	14,184	4,225	14,338	(192)	32,555

(a) Including fixed maturities held by consolidated investment funds, designated at fair value through profit & loss.

(b) Including equity securities held by consolidated investment funds, designated at fair value through profit & loss.

(c) As described in note 1.10, the contribution of discontinued operations is stated on a separate line of the income statement.

	December 31, 2005(c)
	Net investment income	Net realized investment gains and losses	Change in fair value of financial instruments at fair value through profit & loss	Change in financial instruments impairment	Net investment result
Investment properties at amortized cost	513	183	-	(19)	677
Investment properties at fair value through profit & loss	283	99	375	-	757
Investment properties	796	282	375	(20)	1,433
Fixed maturities held to maturity	-	-	-	-	-
Fixed maturities available for sale	7,986	436	-	(23)	8,399
Fixed maturities at fair value through profit & loss(a)	2,037	297	175	-	2,510
Fixed maturities held for trading	90	120	27	-	236
Non quoted fixed maturities (amortized cost)	-	-	-	-	-
Fixed maturities	10,113	854	202	(23)	11,146
Equities available for sale	738	1,451	-	(134)	2,054
Equities at fair value through profit & loss(b)	690	1,119	1,321	-	3,129
Equities held for trading	(7)	15	172	-	180
Equities	1,420	2,584	1,493	(134)	5,363
Non controlled investment funds available for sale	35	147	-	(10)	173
Non controlled investment funds at fair value through profit & loss	160	34	47	-	241
Non controlled investment funds held for trading	-	3	1	-	5
Non controlled investment funds	194	185	48	(10)	418
Other assets held by consolidated investment funds designated at fair value through profit & loss	141	(1)	93	-	234
Loans held to maturity	-	-	-	-	-
Loans available for sale	1	-	-	-	1
Loans at fair value through profit & loss	(3)	-	75	-	72
Loans held for trading	-	(122)	(12)	-	(134)
Mortgage loans	478	(4)	-	(12)	462
Other loans	439	11	-	(7)	443
Loans	915	(115)	63	(19)	844
Assets backing contracts where the financial risk is borne by policyholders	590		13,589		14,179
Hedge accounting derivatives	-	-	(195)		(195)
Other derivatives	(331)	(94)	(108)		(534)
Investment management expenses	(577)				(577)
Other(d)	419	(190)	155	(3)	381
NET INVESTMENT RESULT	13,681	3,506	15,715	(208)	32,693

(a) Including fixed maturities held by consolidated investment funds, designated at fair value through profit & loss.

(b) Including equity securities held by consolidated investment funds, designated at fair value through profit & loss.

(c) As described in note 1.10, the contribution of discontinued operations is stated on a separate line of the income statement.

(d) As described in note 1.11.2, perpetual subordinated notes were reclassified under shareholders' equity in 2006 with retrospective application to 2005. Details are provided in note 13.

Net investment income is presented net of impairment
charges on directly-owned investment properties, and net
of amortization of fixed maturities' premiums/discounts.
All investment management fees are also included in the
aggregate figure.

Realized investment gains and losses include write-backs
of impairments following investment sales.

The change in fair value of investments at fair value
through profit & loss consists mainly of adjustments relating to investments backing contracts where the financial risk is borne by policyholders.

The change in financial instruments impairment includes
impairment charges on investments, and releases of
impairment reserves only following a recovery in value. Write-
backs of impairments following investment sales are included in the net realized capital gains or losses on investments
aggregate.

Changes in the fair value of financial instruments designated at fair value through profit & loss, relating to available-for-
sale equities and fixed maturities, correspond to the change in fair value of underlying items in fair value hedges (as
defined by IAS 39) notably in Japan.

NOTE 22 > NET RESULT OF REINSURANCE CEDED

				(in Euro million)
	December 31, 2007
	Life & Savings	Property & Casualty	International Insurance	Inter-segment eliminations	TOTAL
Premiums ceded and unearned premium ceded	(1,050)	(1,309)	(1,810)	292	(3,878)
Claims ceded (including change in claim reserves)	959	573	994	(209)	2,316
Commissions received from reinsurers	124	137	262	(8)	515
Net result of reinsurance ceded	32	(599)	(555)	74	(1,047)

				(in Euro million)
	December 31, 2006(a)
	Life & Savings	Property & Casualty	International Insurance	Inter-segment eliminations	TOTAL
Premiums ceded and unearned premium ceded	(926)	(1,032)	(1,965)	158	(3,764)
Claims ceded (including change in claim reserves)	859	308	777	(63)	1,882
Commissions received from reinsurers	40	94	294	3	432
Net result of reinsurance ceded	(27)	(629)	(893)	99	(1,450)

(a) As described in note 1.10, the contribution of discontinued operations is stated on a separate line of the income statement.

				(in Euro million)
	December 31,2005(a)
	Life & Savings	Property & Casualty	International Insurance	Inter-segment eliminations	TOTAL
Premiums ceded and unearned premium ceded	(941)	(974)	(1,122)	146	(2,891)
Claims ceded (including change in claim reserves)	862	316	1,273	(13)	2,438
Commissions received from reinsurers	73	93	166	(3)	329
Net result of reinsurance ceded	(6)	(565)	317	130	(125)

(a) As described in note 1.10, the contribution of discontinued operations is stated on a separate line of the income statement.

In 2007, the €+403 million improvement in the net result of
reinsurance ceded compared to 2006 was mainly attributable
to the International Insurance operations for which net result of reinsurance improved by €338 million due to :

- AXA Liabilities Managers up €+153 million fuelled by (i) the transfer to Paris Ré of AXA RE's gross technical result for

the year together with (ii) an improved ceded result driven
by lower premiums ceded in 2007.

- AXA Corporate Solutions Assurance (up €+170 million)
due to higher loss recovery following higher occurrence
of large claims gross of reinsurance in 2007.

NOTE 23 > FINANCING DEBT EXPENSES

Financing debt expenses of €471 million in 2007 included
incomes and expenses relating to hedging derivative
instruments on financing debt, mainly for AXA SA (€211 million in 2007).

As described in note 1.10, the contribution of discontinued
operations is stated on a separate line of the income

statement and as a consequence the financing debt expenses
in 2006 and 2005 were restated and were respectively
€473 million and €480 million. They included incomes and
expenses relating to hedging derivatives instruments on
financing debt, mainly for AXA SA (€142 million in 2006
and €176 million in 2005).

NOTE 24 > EXPENSES BY TYPE

24.1. ACQUISITION COSTS

	Life & Savings	Property & Casualty	International Insurance	Total Insurance
Acquisition costs - gross(a)	5,548	4,761	316	10,625
Change in deferred acquisition costs and equivalents""	(1,804)	(109)	2	(1,911)
Net acquisition costs	3,744	4,652	319	8,715

(a) Includes all acquisition expenses relating to insurance and investment contracts before capitalization/amortization of deferred acquisition costs and equivalents.

(b) Change (capitalization and amortization) in deferred acquisition costs relating to insurance and investment contracts with discretionary participation features and changes in net rights to future management fees relating to investment contracts with no discretionary participation features.

(c) As described in note 1.10, the contribution of discontinued operations is stated on a separate line of the income statement.

24.2. EXPENSES BY TYPE

	Life & Savings	Property & Casualty	International Insurance	Total Insurance
Acquisition costs - gross(a)	5,548	4,761	316	10,625
Claims handling expenses(b)	465	1,170	366	2,001
Investment management expenses(c)	488	78	4	570
Administrative expenses	3,514	2,452	351	6,316
Banking expenses	-	-	-	-
Write back of depreciation for tangible assets	-	(3)	0	(2)
Other income/expenses	108	13	(33)	88
TOTAL EXPENSES BY DESTINATION	10,122	8,471	1,005	19,599
Breakdown of expenses by type
Staff costs(d)	2,750	2,447	336	5,533
Outsourcing and professional services	318	161	30	509
IT costs	393	355	43	791
Increase / (write back) of provisions for risk and charges	47	(58)	12	0
Charges relating to owner occupied properties	283	256	53	591
Commissions paid	4,381	4,114	458	8,953
Other expenses	1,949	1,197	73	3,220

(a) Includes all acquisition expenses relating to insurance and investment contracts before capitalization/amortization of deferred acquisition costs and equivalents.

(b) Claims handling expenses are included in the "Technical charges relating to insurance activities" profit & loss caption.

(c) Investment management expenses are included in the "Net investment income" profit & loss caption.

(d) Amount detailed in Note 25.

(e) As described in note 1.10, the contribution of discontinued operations is stated on a separate line of the income statement.

						(in Euro million)
December 31, 2007					December 31, 2006(c)	December 31, 2005(c)
Asset management	Banking	Holdings	Inter-segment eliminations	TOTAL	TOTAL	TOTAL
-	-	-	(10)	10,615	8,479	7,972
-	-	-	-	(1,911)	(1,371)	(1,518)
-	-	-	(10)	8,705	7,108	6,454

						(in Euro million)
December 31, 2007					December 31, 2006 (e)	December 31, 2005 (e)
Asset management	Banking	Holdings	Inter-segment eliminations	TOTAL	TOTAL	TOTAL
-	-	-	(10)	10,615	8,479	7,972
-	-	-	(2)	1,999	1,627	1,558
-	-	0	(182)	388	363	126
3,647	322	529	(351)	10,462	8,705	8,501
-	55	2	-	57	78	61
0	-	0	-	(2)	(18)	3
234	(26)	(75)	49	271	292	(32)
3,881	351	456	(496)	23,790	19,526	18,188

1,904	177	437	-	8,051	6,473	5,985
165	21	68	(9)	754	628	517
118	7	189	-	1,105	886	843
57	(9)	(19)	-	30	22	(196)
238	10	17	(2)	854	709	643
918	39	-	(327)	9,582	7,927	7,474
481	107	(235)	(158)	3,415	2,881	2,921

NOTE 25 > EMPLOYEES

25.1. BREAKDOWN OF STAFF COSTS

BREAKDOWN OF STAFF COSTS		(in Euro million)
	December 31, 2007	December 31, 2006(b)	December 31, 2005(b)
Wages and benefits	6,196	5,012	4,651
Social contributions	755	686	623
Employee benefits costs	397	258	267
Share based compensation	195	185	115
Other staff costs and employees' profit sharing(a)	508	332	329
TOTAL STAFF COSTS	8,051	6,473	5,985

(a) Including redundancies and early retirement costs (triggering event = set up of the plan), and employees' profit sharing in France.

(b) As described in note 1.10, the contribution of discontinued operations is stated on a separate line of the income statement.

25.2. EMPLOYEE BENEFITS

25.2.1. Defined contribution plans
The cost of the contributions paid was recognized as
an expense in the income statement, and amounted
to €75 million for the year ended December 31, 2007
(€88 million in 2006 and €72 million in 2005).

25.2.2. Defined benefit plans
The assumptions for each plan are consistent with the
economic features of the countries in which the liabilities lie.
The weighted-average assumptions used by AXA for pension
plans in the principal regions in which AXA operates were
as follows:

DECEMBER 2007 ASSUMPTIONS

	Europe	North America	Japan	Other
Pension benefit obligation - assumptions at end of 2007
Discount rate	5.2%	6.2%	2.1%	6.7%
Salary increase for future years	3.7%	5.7%	0.0%	4.5%
Inflation	2.4%	2.5%	0.0%	2.5%
Net periodic benefit cost - assumptions at beginning of 2007
Discount rate	4.3%	5.7%	2.0%	6.3%
Expected return on plan assets	6.6%	8.5%	1.1%	7.6%
Salary increase for future years	3.8%	5.8%	0.0%	4.5%

The assumptions used for 2006 and 2005 were as follows:

DECEMBER 2006 ASSUMPTIONS

	Europe	North America	Japan	Other
Pension benefit obligation - assumptions at end of 2006
Discount rate	4.3%	5.7%	2.0%	6.3%
Salary increase for future years	3.8%	5.8%	0.0%	4.5%
Inflation	2.5%	2.5%	0.0%	2.5%
Net periodic benefit cost - assumptions at beginning of 2006
Discount rate	4.3%	5.6%	1.9%	5.4%
Expected return on plan assets	6.2%	7.3%	1.1%	6.9%
Salary increase for future years	2.7%	5.2%	0.0%	5.0%

DECEMBER 2005 ASSUMPTIONS

	Europe	North America	Japan	Other
Pension benefit obligation - assumptions at end of 2005
Discount rate	4.3%	5.6%	1.9%	5.4%
Salary increase for future years	2.7%	5.2%	0.0%	5.0%
Net periodic benefit cost - assumptions at beginning of 2005
Discount rate	5.1%	5.8%	1.9%	6.6%
Expected return on plan assets	6.5%	5.2%	1.3%	6.6%
Salary increase for future years	3.5%	5.6%	0.0%	3.6%

Some plans do not have benefits linked to inflation or to
salary increase.

The acquisition of Winterthur at the end of 2006 had a
significant impact on the assumptions used by introducing a
significant Swiss weighting into the European economic mix.

25.2.3. Annual change in pension benefit obligation

The annual change in the Defined Benefit Obligation (DBO)
is calculated on the basis of:

-  Service cost for the period (representing the increase in the DBO attributable to one year of additional service).

-  Interest cost (cost of one year less discounting).

-  Benefits paid.

-  Actuarial gains and losses (change in long term
assumptions, change in staff, etc.).

-  Change in plans.

25.2.4.  Balance sheet information
The balance sheet information for employee benefits captures the difference between the Defined Benefit Obligation (DBO), the fair value of the corresponding invested plan assets, and any unrecognized past service cost. When this difference is
positive, a contingency and loss reserve is recognized in the balance sheet as a liability. When it is negative, a prepaid asset is recognized in the balance sheet.
In addition, in accordance with IAS 19, a category of assets referred to as "separate assets" is also recorded in the balance sheet. As defined by IFRS, separate assets are assets that may not be used to offset the DBO. Separate assets are insurance contracts issued by AXA to back its defined benefit pension

plans. The accounting consequence of these separate assets
is a potential increase in the accrued liability or decrease in the prepaid asset. These assets are shown separately in the
following table. These funds are dedicated to specific insurance contracts and are not available to general creditors, so their economic nature is no different from plan assets. However, as the separate account assets are available to the pension plan through an insurance contract, IFRS requires their categorization as separate assets despite their economic nature.
During 2007, AXA reviewed the treatment of separate assets
and insurance contracts backing the pension obligation in the
United States and in Switzerland in light of prevailing practice that has developed in the industry. In the United States, the insurance contract was amended to add a transferability clause, and so its treatment is changing to being plan assets rather than separate assets as shown in prior years. In Switzerland, where the issue arose after the acquisition of Winterthur, AXA has amended its practice to eliminate the insurance contract rather than treat it as a plan asset as was originally presented.
AXA Group has decided to use the Statement of Recognized
Income and Expense (SoRIE) option available under IAS 19. Under the SoRIE option, actuarial gains and losses are recognized in full in the period in which they occurred, but outside of profit or loss, and are presented on a separate line of the SoRIE in shareholders'
equity (see Statement of consolidated shareholders' equity).
Actuarial gains and losses result from experience adjustments
(the effects of differences between the previous actuarial
assumptions and what has actually occurred) and changes in
actuarial assumptions. They also include differences between the expected and actual returns on plan assets.
Unrecognized past service cost represents non-vested
benefits on the date of a change in the amount of benefits
following an amendment to the plan. It is amortized on a
straight-line basis over the average vesting period.

The table below presents the change in benefit obligation
and the change in plan assets associated with pension plans
and other benefit plans sponsored by AXA, together with an
analysis of separate assets as of December 31, 2007.

The sale of the Netherlands took place in 2007. The Netherlands is included in the 2005 and 2006 data but excluded from the 2007 data.

					(in Euro million)
	Pension benefits			Other benefits
	2007	2006	2005	2007	2006	2005
Change in benefit obligation
Benefit obligation at the beginning of the year	14,734	11,421	9,573	604	716	581
Service cost	295	229	206	7	13	14
Interest cost	649	501	517	31	31	36
Amendments (including acquisitions and disposals(a)	(261)	3,625	46	18	(7)	18
Actuarial (gains) and losses	(1,055)	(227)	1,083	(56)	(35)	4
Benefits paid	(443)	(419)	(402)	-	(49)	(50)
Benefits directly paid by the employer	(227)	(128)	(115)	(45)	-	-
Impact of foreign currency fluctuations	(737)	(268)	513	(54)	(66)	113
Benefit obligation at the end of the year (A)	12,955	14,734	11,421	506	604	716
Change in plan assets
Fair value of plan assets at the beginning of the year	8,216	4,693	3,869	9	14	9
Actual return on plan assets	477	395	689	(3)	(4)	3
Employer contributions	62	114	136	-	4	5
Employee contributions	42	11	11	-	-	2
Net transfer In (out) (including acquisitions and disposals),(a)(b)(c)	(811)	3,220	88	(3)	-	1
Benefits paid	(383)	(246)	(234)	-	(4)	(6)
Impact of foreign currency fluctuations	(546)	28	135	-	-	-
Fair value of plan assets at the end of the year (B)	7,057	8,216	4,693	3	9	14
Change in separate assets
Fair value of separate assets at the beginning of the year	2,480	2,697	2,265	-	-	-
Actual return on separate assets	12	221	206	-	-	-
Employer contributions	88	39	197	-	-	-
Employee contributions	12	4	4	-	-	-
Net transfer In (out) (including acquisitions and disposals)(a)(b)	(1,724)	(85)	(82)	-	-	-
Benefits paid	(60)	(168)	(168)	-	-	-
Impact of foreign currency fluctuations	(69)	(227)	274	-	-	-
Fair value of separate assets at the end of the year	739	2,480	2,697	-	-	-
Funded Status
Underfunded status (plan by plan)	(6,098)	(6,530)	(6,729)	(502)	(595)	(703)
Overfunded status (plan by plan)	200	12	1	-	-	-
Funded statuts (B) - (A)	(5,898)	(6,519)	(6,728)	(502)	(595)	(703)
Unrecognized past service cost	80	89	74	1	-	-
Liability and asset recognized in the balance sheet (excluding separate assets)
Plans with a positive net position (Asset)	199	11	1	-	-	-
Plans with a negative net position (Liability)	(6,017)	(6,440)	(6,655)	(501)	(595)	(703)
Net position (excluding separate assets)	(5,818)	(6,430)	(6,654)	(501)	(595)	(703)
Net economic funding position (including separate assets)
Net position (excluding separate assets)	(5,818)	(6,430)	(6,654)	(501)	(595)	(703)
Fair value of separate assets at the end of the year	739	2,480	2,697	-	-	-
Net economic funding position (including separate assets)	(5,079)	(3,950)	(3,957)	(501)	(595)	(703)

(a)This amount includes the sale of the Netherlands in 2007 and the acquisition of Winterthur in 2006.

(b) This amount includes the effect of the requalification of assets in the United States as plan assets rather than separate assets.

(c) This amount includes the effect of the elimination of the insurance contract in Switzerland.

For pension plans where the fair value of plan assets exceeds the benefit obligation, the aggregate fair value of plan assets and aggregate benefit obligation were €2,364 million and
€2,164 million, respectively, as at December 31, 2007.
For pension plans where the benefit obligation exceeds the
fair value of plan assets, the aggregate benefit obligation
and fair value of plan assets were €10,791 million and
€4,693 million, respectively, as at December 31, 2007.

25.2.5. Pension and other benefits expense
The annual expense for employee pension and other benefits
recorded in the income statement, for the years ended
December 31, 2007, 2006 and 2005 is presented below:

					(in Euro million)
	Pension benefits			Other benefits
	2007	2007	2005	2006	2006	2005
Pension and other benefits expense
Service cost	295	229	206	7	13	14
Interest cost	649	501	517	31	31	36
Expected return on plan assets	(489)	(314)	(269)	-	-	-
Expected return on separate assets	(33)	(172)	(189)	-	-	-
Amortization of unrecognized amounts	9	6	(12)	2	-	-
Settlements, curtailments and employee contributions	(60)	(24)	4	-	(20)	16
Pension and other benefits expense	371	225	257	40	23	66

The increase in expense from 2006 to 2007 is largely due
to the inclusion of former Winterthur employees (their
benefits are included in year end 2006 balances but appear
in expenses for the first time in 2007).

25.2.6. Net economic funding position
The evolution in the net economic funding position from
January 1,2007 to December 31,2007 captures both the change
in the liability recorded in the Group's balance sheet and the change in separate assets, as presented in the table below:

					(in Euro million)
	Pension benefits			Other benefits
	2007	2006	2005	2007	2006	2005
Net economic funding position evolution
Opening position	(3,950)	(3,957)	(3,401)	(595)	(703)	(572)
Pension and other benefits expense	(371)	(225)	(257)	(40)	(23)	(66)
Employer contributions and benefits directly paid	378	242	328	45	49	49
Net transfer In (out) (including acquisitions and disposals)(a)(b)	(2,280)	(485)	121	(20)	(8)	(23)
SoRIE impact	1,022	392	(667)	54	24	(28)
Exchange rate impact	123	83	(81)	54	66	(64)
Closing position	(5,079)	(3,950)	(3,957)	(501)	(595)	(703)

(a) This amount includes the sale of the Netherlands.

(b) This amount includes the effect of the elimination of the insurance contract in Switzerland.

The evolution during 2007 which appears to show a
deterioration of the net economic funding position for
pension benefits is due to the elimination of the Swiss
insurance contract from plan assets; without this elimination the evolution would be positive which corresponds to the overall economic reality due primarily to the increase in discount rates.

25.2.7. Change in the liability recognized in
the balance sheet (excluding separate assets)
The rollforward of the balance sheet liability from January 1,
2007 to December 31, 2007 captures only the evolution of

the liability recorded in the Group's balance sheet and not the separate assets. Therefore it is not a full economic plcture. The table below shows the detailed rollforward of the balance sheet liability, with the separate assets added at each year end.

					(in Euro million)
	Pension benefits			Other benefits
	2007	2006	2005	2007	2006	2005
Change in the liability recognized in the balance sheet
Balance sheet liability at the beginning of the year	(6,430)	(6,654)	(5,666)	(595)	(703)	(572)
Pension and other benefits expense	(371)	(225)	(257)	(40)	(23)	(66)
Adjustment due to separate assets	(23)	(232)	(210)	-	-	-
Employer contributions	62	114	136	-	4	5
Benefits directly paid by the employer	227	128	115	45	45	44
Benefits paid through separate assets	60	168	168	-	-	-
Net transfer In (out) (including acquisitions and disposals)(a)(b)	(2,253)	(548)	-	(20)	(8)	(23)
Net transfer of separate assets to plan assets(c)	1,695	155	82	-	-	-
Actuarial gains and losses recognized in the SORIE component	1,022	392	(667)	54	24	(28)
Exchange rate impact	191	272	(355)	54	66	(64)
Balance sheet liability at the end of the year	(5,818)	(6,430)	(6,654)	(501)	(595)	(703)
Fair value of separate assets at the end of the year	739	2,480	2,697	-	-	-
Net economic funding position at the end of the year	(5,079)	(3,950)	(3,957)	(501)	(595)	(703)

(a)This amount includes the sale of the Netherlands.

(b) This amount includes the effect of the elimination of the insurance contract in Switzerland.

(c) This amount includes the effect of the requalification of assets in the United States as plan assets rather than separate assets.

25.2.8. Change in actuarial gains and losses
recognized in the balance sheet in the SORIE
component of shareholders' equity
The Statement of Recognized Income and Expense (SORIE) is
an integral part of the statement of changes in shareholders'

equity. It includes actuarial gains and losses as well as net income for the period (see Note 13).

The table shows the change in the SoRIE component between

January 1,2005 and December 31,2007 due to adjustments

arising on plan liabilities and adjustments arising on plan

assets.

					(in Euro million)
	Pension benefits			Other Benefits
	2007	2006	2005	2007	2006	2005
Opening actuarial gains and losses recognized in shareholders' equity	(720)	(1,112)	(445)	(4)	(28)	-
Experience and assumptions adjustments on plan liabilities	1,055	226	(1,053)	57	28	(30)
Experience adjustments on plan assets	(33)	141	426	(3)	(5)	3
Adjustment due to the sale of the Netherlands	(4)	-	-	(1)	-	-
Exchange rate impact	10	24	(40)	(5)	-	(1)
Closing actuarial gains and losses recognized in shareholders' equity	308	(720)	(1,112)	45	(4)	(28)

During 2007, the change in the SORIE component of
shareholders' equity after deduction of deferred tax and
policyholder benefits was €612 million (€252 million in 2006 and €-415 million in 2005). The main driver of the change is the increase in discount rates. As at December 31, 2007, the cumulative impact amounted to €101 million (€-478 million at the end of 2006).

25.2.9. Near-term cash flows (benefits paid and employer contributions)

a) Benefits paid

	(in Euro million)
	Pension benefits	Other benefits
Estimated future benefits paid
2008	762	40
2009	731	40
2010	760	39
2011	769	38
2012	785	37
Five years thereafter	4,175	169

b) Employer contributions to plan and separate assets
The estimated amount of 2008 employer contributions for
pension benefits is €184 million (€280 million estimated in
2006 for 2007). The estimated amount for other benefits is

nil (€24 million estimated in 2006 for 2007). These amounts are subject to uncertainty as they will be driven by 2008 economics.

25.2.10. Asset mix at the end of 2007
The table below shows the plan asset mix at the end of 2007:

	Total Group	Europe	North America	Other
Plan asset mix
Equity securities	58%	52%	72%	56%
Fixed maturities	29%	34%	19%	25%
Real estate	6%	4%	9%	9%
Other	7%	10%	0%	10%
TOTAL	100%	100%	100%	100%
TOTAL in Euro million	7,060	4,686	2,120	255

The table below shows the total asset mix i.e, for plan assets and separate assets:

	Total Group	Europe	North America	Other
Total asset mix
Equity securities	55%	48%	72%	56%
Fixed maturities	32%	38%	19%	25%
Real estate	6%	4%	9%	9%
Other	7%	10%	0%	10%
TOTAL	100%	100%	100%	100%
TOTAL in Euro million	7,799	5,425	2,120	255

As pension liabilities have a long-term nature, a mix of bond, equity, and real estate investments is used in the plan assets.
The percentage of equities is higher in the Anglo-Saxon
countries, where investment strategy is often determined
by Plan trustees. This asset mix generates some degree of
volatility in returns, but, over the long-term, is expected to provide a higher return than pure bond investments. Higher
return is consistent with past experience, but may not be the case in the future.

The asset mix is maintained close to the target level, with
minor fluctuations over time due to shifting fair values of
assets.

Various methods are used to determine the expected long-
term return on the Group's asset depending on geographic
area. Globally, it is based on historic returns adjusted for future expectations in each asset class. In addition, external consultants review or determine these assumptions to
guarantee their appropriateness for each country.

The elimination of the insurance contract in Switzerland
and the requalification of assets in the United States as plan assets rather than separate assets have an impact on the
evolution of asset mix between 2006 and 2007.

25.2.11. Other employee benefits funded
on a pay-as-you-go basis
In the United States, AXA Financial provides certain medical and life insurance benefits (collectively, "postretirement
benefits") for qualifying employees, managers and agents
retiring from AXA Financial based on years of service and
age. The life insurance benefits are related to age and salary at retirement for certain grandfathered retirees, and a flat dollar amount for others. AXA Financial continues to fund
the postretirement benefits costs for these plans on a pay-
as-you-go basis.

For 2007, postretirement benefits payments were made
in the amounts of €37 million (€42 million in 2006 and
€39 million in 2005).

25.2.12. Balance sheet reconciliation

			(in Euro million)
	2007	2006	2005
Balance sheet reconciliation
Net position (excluding separate assets)(a)
Employee benefit liabilities	(6,319)	(7,025)	(7,357)
Other liabilities	(290)	(290)	(375)
TOTAL	(6,609)	(7,315)	(7,732)

(a) The net position corresponds to a liability of €6,954 million (as at December 31, 2007) included in the provision for risks and charges and an asset for €345 million (as at December 31, 2007) included in the balance sheet under the item "Other long term assets".

25.3. SHARE-BASED COMPENSATION

	All figures 100%, gross of tax (in Euro million)
	2007	2006(b)	2005
Cost by plan
AXA SA stock options(a)	40.3	33.2	27.1
2003 grants	2.1	3.0	6.3
2004 grants	5.5	8.2	12.6
2005 grants	8.5	10.9	8.2
2006 grants	14.7	11.1	-
2007 grants	9.6
AXA stock options for AXA Financial	19.5	24.0	16.0
2005 AXA SA grants	2.5	4.3	3.3
2006 AXA SA grants	3.4	11.2	-
2007 AXA SA grants	9.9
AXA ADR grants	3.6	8.5	12.7
AXA Group shareplan	24.7	16.3	10.5
Classic Plan	6.0	4.3	1.7
Leverage Plan	18.7	12.0	8.8
AXA performances shares	23.6	13.6	5.9
2005 grants	4.7	8.4	5.2
2006 grants	14.6	4.1	-
2007 grants	3.7
Restricted shares 2005	0.6	1.1	0.7
AXA performances units plans	40.4	48.8	14.8
2004 equity grants	(0.0)	0.6	0.7
2005 equity grants	0.1	1.7	1.1
2006 equity grants	4.5	1.3	-
2007 equity grants	0.9
2004 cash grants	1.2	11.8	5.7
2005 cash grants	1.7	22.0	7.3
2006 cash grants	22.1	11.5	-
2007 cash grants	10.0
AXA Miles	23.8
Plan 2007 (2+2)	15.1
Plan 2007 (4+0)	8.7
AXA Financial share-based compensation instruments	4.9	13.0	39.4
AXA Financial TSAR	0.3	8.3	29.0
AXA Financial Restricted Shares and PARS	4.6	4.7	10.4
AXA APH stock option plan	7.8	5.5	4.0
AllianceBernstein share-based compensation instruments	10.6
TOTAL	195.6	155.3	117.6

(a) The total 2007 cost of the AXA SA stock option plans shown above excludes the cost of the stock options granted to the employees of AXA Netherlands, which was sold in 2007. The expense corresponding to the amortization period before the transaction has been included in the results arising from discontinued operations. The remaining cost (including the cost triggered by accelerated vesting given to the employees) has been deducted from the capital gain of the transaction. 2006 and 2005 profit and loss have not been restated from the €0.2 million expense related to AXA SA stock options for AXA Netherlands.

(b) For 2006, the total cost of €155.3 million does not include the cost generated by the liquidity guarantee granted by AXA SA to old AXA IM stock option plans, which amounted to a non-recurring cost of €30 million in 2006.

In accordance with IFRS 2, the total employee share based
compensation cost of €195.6 million shown above includes
expenses from share-based compensation instruments for
grants made after November 7, 2002 which had not yet
vested at December 31, 2003.

The cost includes the expenses from share-based compensation instruments issued by the Group as well as by AXA subsidiaries.

25.3.1. Share-based compensation instruments
issued by the Group
AXASA STOCK OPTION
Executive officers and other key employees may be granted
options to purchase ordinary AXA shares under employee
stock option plans. While the precise terms and conditions
of each option grant may vary, options are currently (i)
granted at a price not less than the average closing price
of the ordinary share on the Paris Stock Exchange during
the 20 trading days preceding the date of grant, (ii) valid for a maximum term of ten years, and (iii) vest in installments
of 33.33% per year on each of the second, third and fourth
anniversaries of the grant date.

For members of the Executive Committee (2006 Grants) and
employees who are granted more than 5,000 options (2007
Grants), the first two installments vest unconditionally at the end of the vesting period. However, the final installment will only vest if AXA shares outperform the DowJones Europe
Stoxx Insurance index sometime after 4 years and before the
maturity of the options.

The following table shows AXA SA stock options granted
under all plans, and not only the ones granted after
November 7, 2002.

AXA SA STOCK OPTION PLANS

	Options (in million)			Weighted price (in Euro)
	2007	2006	2005	2007	2006	2005
Options AXA
Outstanding on January 1	70.6	67.2	59.8	23.71	22.42	22.06
Granted	9.7	11.4	12.4	34.01	29.09	16.24
Capital increase	-	1.2	-	-	-	-
Exercised	(7.4)	(8.2)	(3.9)	18.23	15.95	11.50
Cancelled and expired	(1.4)	(1.0)	(1.1)	25.47	24.34	22.22
Outstanding at December 31	71.6	70.6	67.2	26.13	23.71	22.42
Options ex-FINAXA
Outstanding on January 1	6.4	6.4	-	22.23	21.85	-
Conversion from FINAXA	-	-	6.4	-	-	21.85
Capital increase	-	0.1	-	-	-	-
Exercised	(0.8)	(0.2)	-	15.27	9.24	-
Cancelled and expired	-	-	-	-	-	-
Outstanding at December 31	5.6	6.4	6.4	23.26	22.23	21.85
TOTAL AXA AND EX-FINAXA	77.2	77.0	73.6	25.92	23.58	22.37

The number of outstanding options and the number of exercisable options as at December 31,2007 are shown below by maturity date:

EXERCISABLE UNTIL					In million
	Outstanding options			Exercisable options
	2007	2006	2005	2007	2006	2005
Options AXA
July 9, 2006	0.0	0.0	0.6	0.0	0.0	0.6
January 21,2007	0.0	0.0	1.9	0.0	0.0	1.9
September 9, 2007	0.0	0.1	0.2	0.0	0.1	0.2
September 29, 2007	0.0	0.0	0.1	0.0	0.0	0.1
April 19, 2008	2.8	5.0	6.1	2.8	5.0	6.1
June 8,2009	4.5	5.0	5.2	4.5	5.0	5.2
November 17, 2009	0.2	0.2	0.2	0.2	0.2	0.2
July 11,2010	0.1	0.1	0.1	0.1	0.1	0.1
July 4, 2010	5.1	5.3	5.3	5.1	5.3	5.3
November 12, 2010	0.2	0.2	0.2	0.2	0.2	0.2
May 8, 2011	7.4	7.6	7.6	7.4	7.6	7.6
February 26,2012	6.1	6.8	8.5	6.1	6.8	5.2
March 13, 2013	4.6	7.4	9.1	4.6	5.0	1.9
March 25,2014	8.5	9.3	9.9	5.7	3.1	-
March 28,2015	7.8	8.3	8.4	2.6	-	-
March 28,2015	3.3	3.5	3.5	1.1	-	-
June 5,2015	0.0	0.0	0.0	0.0	-	-
June 26, 2015	0.2	0.2	0.2	0.1	-	-
June 30, 2015	0.0	0.0	0.0	0.0	-	-
September 20, 2015	0.1	0.1	0.1	0.0	-	-
March 30, 2016	7.0	7.3	-	-	-	-
March 30, 2016	3.8	3.9	-	-	-	-
September 24, 2016	0.1	0.1	-	-	-	-
November 12, 2016	0.0	0.0	-	-	-	-
May 9, 2017	3.1	-	-	-	-	-
May 9, 2017	6.6	-	-	-	-	-
September 23, 2017	0.0	-	-	-	-	-
November 18, 2007	0.0	-	-	-	-	-
Total AXA	71.6	70.6	67.2	40.5	38.4	34.5
Options ex-FINAXA
July 9, 2006	0.0	0.0	0.2	0.0	0.0	0.2
May 6, 2008	1.3	1.5	1.5	1.3	1.5	1.5
May 25, 2009	1.2	1.2	1.1	1.2	1.2	1.1
July 4, 2010	0.5	0.5	0.5	0.5	0.5	0.5
May 29, 2011	0.9	0.9	0.9	0.9	0.9	0.6
April 2,2013	1.2	1.8	1.7	1.2	1.2	0.6
April 13, 2014	0.5	0.5	0.5	0.3	0.2	0.0
Total ex-FINAXA	5.6	6.4	6.4	5.4	5.5	4.6
Total AXA and ex-FINAXA	77.2	77.0	73.6	45.9	43.9	39.1

OPTIONS AXA AND EX-FINAXA
	Outstanding options		Exercisabile options
	Number (in million)	Exercise price (in Euro)	Number (in million)	Exercise price (in Euro)
Price range
€6.48 - €12.96	5.8	11.2	5.8	11.2
€12.96- €19.44	9.0	17.6	6.0	17.6
€19.44 - €25.92	22.7	21.3	15.1	21.6
€25.92 - €32.40	23.1	29.9	12.1	30.6
€32.40- €38.87	10.8	34.1	1.1	34.4
€38.87 - €45.35	5.8	40.9	5.8	40.9
€6.48 - €45.35	77.2	25.92	45.9	24.87

Information on options granted after November 7, 2002 is shown in the table below:

POST NOVEMBER 7, 2002 AXA SASTOCK OPTION PLANS
	Options (in million)			Weighted price (in Euro)
	2007	2006	2005	2007	2006	2005
Options
Outstanding on January 1	40.2	31.2	20.5	20.14	16.89	14.26
Granted	9.7	11.4	12.4	34.01	29.09	20.69
Capital increase	-	0.5	-	-	-	-
Exercised	(3.7)	(2.3)	(1.0)	12.85	12.60	10.96
Cancelled and expired	(1.1)	(0.6)	(0.6)	23.00	19.96	8.91
Outstanding at December 31	45.1	40.2	31.2	24.03	20.14	16.89
Options ex-FINAXA
Outstanding on January 1	2.3	2.2		12.81	12.81
Conversion from FINAXA	-	-	2.2	-	-	12.81
Capital increase	-	0.0	-	-	-	-
Exercised	(0.5)	-	-	12.11	-	-
Cancelled and expired	-	-	-	-	-	-
Outstanding at December 31	1.7	2.3	2.2	13.03	12.81	12.81
Total AXA and ex-FINAXA	46.9	42.5	33.4	23.63	19.74	16.62

The number of outstanding options and the number of exercisable options at December 31, 2007 are shown below	by maturity date for AXA SA plans granted after November 7, 2002:

EXERCISABLE UNTIL						In million
	0utstanding options			Exercisable options
	2007	2006	2005	2007	2006	2005
Options AXA
March 13, 2013	4.6	7.4	9.1	4.6	5.0	1.9
March 25,2014	8.5	9.3	9.9	5.7	3.1	-
March 28,2015	7.8	8.3	8.4	2.6	-	-
March 28,2015	3.3	3.5	3.5	1.1	-	-
June 5,2015	0.0	0.0	0.0	0.0	-	-
June 26, 2015	0.2	0.2	0.2	0.1	-	-
June 30, 2015	0.0	0.0	0.0	0.0	-	-
September 20, 2015	0.1	0.1	0.1	0.0	-	-
March 30, 2016	7.0	7.3	-	-	-	-
March 30, 2016	3.8	3.9	-	-	-	-
September 24, 2016	0.1	0.1	-	-	-	-
November 12, 2016	0.0	0.0	-	-	-	-
May 9, 2017	3.1	-	-	-	-	-
May 9, 2017	6.6	-	-	-	-	-
September 23,2017	0.0	-	-	-	-	-
November 18, 2007	0.0	-	-	-	-	-
Total AXA	45.1	40.2	31.2	14.1	8.0	1.9
Options ex-FINAXA
April 2,2013	1.2	1.8	1.7	1.2	1.2	0.6
April 13, 2014	0.5	0.5	0.5	0.3	0.2	0.0
Total ex-FINAXA	1.7	2.3	2.2	1.6	1.3	0.6
Total AXA and ex-FINAXA	46.9	42.5	33.4	15.6	9.4	2.5

	Outstanding options		Exercisable options
	Number (in million)	Exercise price (in Euro)	Number (in million)	Exercise price (in Euro)
Price range
€6.48- €12.96	5.8	11.20	5.8	11.20
€12.96- €19.44	9.0	17.56	6.0	17.56
€19.44 - €25.92	11.4	20.68	3.8	20.68
€25.92 - €32.40	11.0	29.10	-	-
€32.40- €38.87	9.7	34.02	-	-
€38.87 - €45.35	-	-	-	-
€6.48 - €45.35	46.9	23.63	15.6	15.95

The fair value of AXA SA stock options is calculated using
the Black and Scholes option pricing model. The effect of
expected early exercise is taken into account through the
use of an expected life assumption based on historical data,
AXA SA share price volatility is estimated on the basis of

 implied volatility, which is checked against an analysis of historical volatility to ensure consistency. The expected AXA
SA dividend yield is based on the market consensus. The
risk-free interest rate is based on the Euro Swap Rate curve for the appropriate term.

The option pricing assumptions and fair value for plans issued in 2007, 2006 and 2005 are as follows:

	2007	2006	2005
Assumptions
Dividend yield	4.22%	3.5%	3.15%
Volatility	27.50%	28.00%	25.00%
Risk-free interest rate	4.40%	3.90%	3.31%
Expected life (in years)	6.0	6.0	6.0
Weighted average fair value per option at grant date in Euro	6.80 (a)	6.48	4.15

(a) For employees who have been granted more than 5,000 options, the final instalment will only vest if AXA share price outperforms the Dow Jones Euro Stoxx Insurance Index. The options with performance criteria have been valued at €6.67 per option based on a Monte Carlo model. The options without performance criteria have been valued at €7.02 per option based an Black&Scholes model.

The total cost of the AXA SA plans is amortized over the
vesting period and an estimated 5% pre-vesting lapse rate is applied. On that basis, the expense recognized in profit and loss for the year ended December 31, 2007 was €56.2 million
(€2.1 million for the 2003 grants, €5.5 million for the 2004 grants, €11.0 million for the 2005 grants, €18.1 million for the 2006 grants, €19.5 million for the 2007 grants). Among
the 2005, 2006 and 2007 grants, the expense relating to
AXA SA share options granted to AXA Financial employees
was €15.9 million.

AXA ADR STOCK OPTIONS
AXA Financial may grant options to purchase AXA ADRs.
These options are issued at the market value of AXA ADRs on

the date of grant. Options granted prior to 2004 vest over a three-year period, with one third vesting on each anniversary date. However, starting in 2004, new grants generally vest
over a four-year period with one third vesting on each of
the second, third and fourth anniversary dates (generally
in March). Options currently issued and outstanding have a
10-year contractual term from their date of grant.

The following tables show a summary of AXA Financial's AXA
ADR stock option plans:

AXA ADR STOCK OPTION PLANS
	Options (in million)			Weighted price (inUS$)
	2007	2006	2005	2007	2006	2005
Options
Outstanding on January 1	26.8	38.6	44.0	$23.40	$24.06	$23.03
Granted	-	0.7	1.8	-	$23.26	$26.77
Capital increase	0	0	-	-	-	-
Exercised	(7.4)	(9.1)	(5.7)	$24.12	$22.08	$15.68
Cancelled and expired	(0.4)	(3.4)	(1.5)	$22.54	$33.57	$29.22
Outstanding at December 31	19.0	26.8	38.6	$22.64	$23.40	$24.06

The 0.7 million options shown for 2006 in the "granted" line in the table above is largely the adjustment made to offset the dilution due to the capital increase done to finance the	acquisition of Winterthur, as employees and associates now receive AXA SA shares rather than ADR options.

	Outstanding options		Exercisable options
	Number (in million)	Exercise price (in US $)	Number (in million)	Exercise price (in US $)
$9.93 - $12.72	3.2	$12.30	3.2	$12.30
$13.10 - $16.35	0.2	$15.93	0.2	$15.93
$17.54 - $22.24	7.2	$19.46	5.6	$19.27
$25.41 - $32.18	7.2	$28.89	5.6	$29.63
$35.10	1.1	$35.10	1.1	$35.10
$9.93 - $ 35.10	19.0	$22.64	15.7	$22.53

The following table shows information for grants after November 7, 2002:

POST NOVEMBER 7, 2002 AXA ADR STOCK OPTION PLANS
	Options (in million)			Weighted price (inUS$)
	2007	2006	2005	2007	2006	2005
Options
Outstanding on January 1	11.3	14.0	14.5	$18.70	$18.18	$16.36
Granted	-	0.1	1.8	-	$34.23	$26.77
Capital increase	-	-	(1.9)	-	-	-
Exercised	(1.9)	(2.5)	(0.4)	$17.41	$13.85	$12.82
Cancelled and expired	(0.3)	(0.3)	(0.4)	$21.75	$21.29	$18.59
Outstanding at December 31	9.1	11.3	14.0	$18.85	$18.70	$18.18

	Outstanding options		Exercisable options
	Number (in million)	Exercise price (in US $)	Number (in million)	Exercise price (in US $)
Price range
$9.93 - $15.12	2.8	$12.26	2.8	$12.26
$19.50 - $27.45	6.2	$21.85	3	$20.48
$9.93 - $27.45	9.1	$18.85	5.8	$16.52

The fair value of AXA ADR stock options is calculated using
the Black and Scholes option pricing model. The effect of
expected early exercise is taken into account through the use of an expected life assumption based on historical data. AXA
ADR volatility is based on AXA SA ordinary shares volatility, adjusted for the US$/€ exchange rate volatility.

The expected dividend yield on AXA SA shares is based on
the market consensus. The risk-free interest rate is based on the U.S. Treasury bond curve for the appropriate maturity.

The option pricing assumptions and fair value for plans issued in 2005 are as follows:

2005
Assumptions
Dividend yield	3.01%
Volatility	25.00%
Risk-free interest rate	4.27%
Expected life (in years)	5
Weighted average fair value per option at grant date in Euro	5.65

From 2005 on, there are no more AXA ADR grants to
employees, and only a limited number of AXA Equitable Life
sales associates continue to receive AXA ADR grants.

AXA GROUP SHAREPLAN
AXA offers its employees the opportunity to become
shareholders through special employee share offerings. In
countries that meet the legal and fiscal requirements, two
investments options are available: the traditional plan and
the leveraged plan.

In the traditional plan, employees invest in AXA shares at
a discount to the market price for unrestricted shares. In
the leveraged plan, an independent bank supplements the
employees' investment so that the total investment is a
multiple of the contribution made by the employees. This
total sum is invested in AXA shares at a discount to market
price for unrestricted shares. After a period of five years, employees receive a percentage of any gains made on the
investment, with a guaranteed minimum equal to the amount

of their initial investment.

The cost of this plan is valued taking into account the five-
year lock-up period, as recommended by the CNC (Conseil
National de la Comptabilite). The CNC approach values the
restricted shares through a replication strategy whereby
the employee would sell the restricted shares forward at
the end of the lock-up period, borrow enough money to buy
unrestricted shares immediately, and uses the proceeds of
the forward sale together with dividends paid during the lock-
up period to finance the loan. For the leveraged plan, the cost also includes the opportunity gain implicitly provided by AXA by enabling its employees to benefit from an institutional
price for derivatives as opposed to a retail price.

On September 24, 2007, the AXA Group made an employee
share offering at €23.22 per share for the traditional
plan (discount of 20% to the reference price of €29.03
representing the average over the twenty trading days
preceding the date of announcement) and €24.89 per share

for the leveraged plan. Subscriptions amounted to 22.1 million shares, increasing the share capital by €552.3 million. This offering represented a total cost of €24.7 million taking into account the five-year lock-up period.

In 2007, the cost of the lock-up period was measured at

13.45% for the traditional plan and 13.15% for the leveraged plan (different discounts). In addition to the lock-up cost,

the opportunity gain offered to the employees under the

leveraged plan was measured at 2.24%.

The table below shows the main features of the plan, the

amounts subscribed, valuation assumptions, and the cost

of the plan for 2007, 2006 and 2005.

PLAN MAIN FEATURES
		2007		2006		2005
		Traditional	Leveraged	Traditional	Leveraged	Traditional	Leveraged
	Plan maturity (in years)	5	5	5	5	5	5
[a]	Discount to face value	20.00%	14.25%	20.00%	15.21%	20.00%	17.50%
	Reference price (in Euro)	29.03		28.60		22.15
	Subscription price (in Euro)	23.22	24.89	22.88	24.25	18.06	18.63
	Amount subscribed by employee (in Euro million)	74.0	47.0	51.8	32.0	33.7	26.8
	Total amount subscribed (in Euro million)	74.0	478.3	51.8	323.7	33.7	270.6
	Total number of shares subscribed (in million shares)	3.2	18.9	2.3	13.2	1.9	14.4
	Interest rate on employee loan	7.54%	7.47%	7.01%	7.34%	7.16%	7.62%
	5-year risk-free rate (euro zone)	3.89%		3.66%		3.09%
	Dividend yield	5.30%		3.96%		2.24%
	Early exit rate	4.61%		3.34%		3.20%
	Interest rate for borrowing securities (repo)	0.25%		0.20%		0.00%
	Retail / institutional volatility spread	N/A	4.60%	N/A	4.20%	N/A	4.40%
[b]	Cost of the lock-up for the employee	13.45%	13.15%	13.41%	14.32%		16.07% > 17.50%
[c]	Opportunity gain	N/A	2.24%	N/A	2.26%	N/A	2.68%
	Total cost for AXA = [a] - [b] + [c] (equivalent to a discount)	6.55%	3.35%	6.59%	3.15%	3.93%	2.68%
	Total cost for AXA (in Euro million)	6.0	18.7	4.3	12.0	1.7	8.8

AXA MILES On July 1,2007, AXA granted 50 free shares per employee to all employees of the Group. In total, 2.3 million shares were granted to 46,900 employees in 24 countries on the 2+2 plan (i.e. two-year vesting period with a subsequent two-year restriction period), and 3.2 million shares were granted to
64,838 employees in 30 countries on the 4+0 plan (i.e. four-
year vesting period with no subsequent restriction period).

	Number of employees	Number of AXA Miles
Plan 2+2	46,900	2,345,000
Plan 4+0	64,838	3,241,900
Total	111,738	5,586,900

The free shares are valued using the CNC approach described
in the AXA Group Shareplan section using assumptions
adapted to the structure of the plan (2+2 or 4+0 plan), based on a market price of €32 per share on July 1, 2007.

The total cost of the AXA Miles is amortised over the vesting period and an estimated 5% pre-vesting lapse rate is applied.
On that basis, the expense recognized in the profit & loss for the year ended December 31, 2007 was €23.8 million.

OTHER SHARE-BASED COMPENSATION
To a lesser extent, AXA issued Performance Units in 2004,
2005, 2006 and 2007. During the vesting period, the
Performance Units initially granted are subject to non-market performance criteria. The value of each Performance Unit is
equal to the average AXA share price before the settlement
(which is cash rather than equity-settled in most cases).
The total cost of the Performance Units recorded in earnings in 2007 was €40.1 million (€5.4 million for the equity-settled portion and €34.7 million for the cash-settled portion).

In 2005, 2006 and 2007, Performance Shares were issued
in France only.

Performance Shares are similar to Performance Units, but
the payment is equity-settled rather than cash-settled. In
France, most of the Performance Units granted to employees
have been converted into Performance Shares. The total cost
of Performance Shares was €23.6 million in 2007.

25.3.2. Share-based compensation instruments
issued by local entities
Only those plans that are material at Group level are
described below.

AXA ASIA PACIFIC HOLDING STOCK OPTION PLAN
AXA APH grants stock options based on AXA APH shares,
with both market and non-market performance conditions.
These plans are valued according to the IFRS applicable
in Australia. The total cost for this plan in 2007 was
€7.8 million.

AXA FINANCIAL SHARE-BASED COMPENSATION PLANS
The total cost of AXA Financial's share-based compensation
plans in 2007 included €0.3 million in respect of AXA
Financial Stock Appreciation Rights (as they are subject to
variations in the basis of recognition due to changes in the market value of AXA ADRs) and €4.6 million in respect of
AXA ADR Restricted Shares and Performance Accelerated
Restricted Shares granted to senior executives and non-
employee directors.

ALLIANCEBERNSTEIN SHARE-BASED COMPENSATION
PLANS
AllianceBernstein grants Restricted Units and options to
acquire AllianceBernstein Units, which are valued and booked according to IFRS principles. These plans have not been
disclosed in prior years in the AXA Group annual report for
materiality reasons.

In 2007, AllianceBernstein granted to certain key employees
the right to receive part of their deferred compensation in the form of options to acquire AllianceBernstein units. Because
of this new plan, the total cost of share-based compensation plans granted by AllianceBernstein became material at Group
level. The 2007 total cost (including old and new plans)
amounted to €10.6 million.

Options to acquire AllianceBernstein Units were granted as
follows: 3,708,939 options were granted during 2007; 9,712
were granted during 2006; and 17,604 options were granted
during 2005.

25.4. COMPENSATION
OF MANAGEMENT AND OFFICERS

In 2007:

- Short-term benefits: compensation paid to members
of the Management Board in respect of 2007 totaled
€14.1 million, including fixed salary, bonuses, directors'
fees and benefits in kind.

-  Long-term benefits: amounts provisioned or recognized
by AXA SA and its subsidiaries for the payment of
pensions or retirement benefits to its corporate officers
(members of the Management Board, Chairman of the
Supervisory Board and the employees' representative on
the Supervisory Board) totaled €34.8 million.

-  Share-based compensation: the expense recognized in
2007 in respect of share-based compensation granted to
Management Board members was €16 million.

In 2006:

-  Short-term benefits: compensation paid to members
of the Management Board in respect of 2006 totaled
€14.9 million, including fixed salary, bonuses, directors'
fees and benefits in kind.

-  Long-term benefits: amounts provisioned or recognized
by AXA SA and its subsidiaries for the payment of
pensions or retirement benefits to its corporate officers
(members of the Management Board, Chairman of the
Supervisory Board and the employees' representative on
the Supervisory Board) totaled €33.8 million.

-  Share-based compensation: the expense recognized in
2006 in respect of share-based compensation granted to
Management Board members was €13 million.

25.5. SALARIED WORKFORCE

At December 31, 2007, the Group employed 103,534 salaried
people on a full-time equivalent basis (96,009 in 2006, including
14,984 Winterthur employees, and 78,800 in 2005).

The increase in 2007 compared to 2006 was mainly due
to:

-  in the United Kingdom: the acquisition of Thinc Group and
Venture Preference Limited with 544 and 1,439 employees,
respectively, and growth in PPP Healthcare (449 employees);

-  the acquisition of Alpha Insurance in Greece with
333 employees, and of AXA-MPS Vita and Danni in Italy
with 140 and 53 employees, respectively;

-  the acquisition of Kyobo Auto in South Korea
(1,464 employees);

-  the acguistion of ELLA Bank in Hungary (229 employees);

-  an increase at AllianceBernstein (672 employees) mainly in the teams which manage institutional investments, private
clients, mutual funds and corporates, due to the growth of
the activity;

-  an increase in the Assistance business (845 employees)
mainly in France, Spain, Benelux, the UK and the US;

-  an increase in Australia/New Zealand with 499 employees
due to a growing activity.

NOTE 26 > NET INCOME PER ORDINARY SHARE

The Group calculates a basic net income per ordinary share
and a diluted net income per ordinary share:

-  The calculation of the basic net income per ordinary
share assumes no dilution and is based on the weighted
average number of outstanding ordinary shares during
the period.

-  The calculation of diluted net income per ordinary share
takes into account shares that may be issued as a result of
stock option plans. The effect of stock option plans on the
number of fully diluted shares is taken into account only if options are considered to be exercisable on the basis of the average stock price of the AXA share over the period.

As of January 1, 2007, the effect of convertible bonds is no longer integrated in the calculation of diluted net income
per ordinary share.

On January 11, 2007, the meetings of holders of AXA's
2014 and 2017 convertible bonds were held to vote on an
amendment of the final conversion dates of the bonds to
January 26,2007 in exchange for a cash payment in respect
of the value of the conversion option. The meeting of holders of the 2014 convertible bonds approved the amendment.
Consequently, holders who did not convert their bonds by
January 26, 2007, received €16.23 per bond on January 31,
2007. The meeting of holders of the 2017 convertible bonds
did not approve the amendment. Consequently, to fully
neutralize the dilutive impact of the 2017 convertible bonds,
AXA purchased from a banking counterparty, for a total cash
amount equivalent to the payment proposed to bondholders,
call options on AXA shares with an automatic exercise feature.
This feature is such that one option is automatically exercised upon each conversion of a convertible bond. Consequently,
each issuance of a new share resulting from the conversion
of the bond will be offset by the delivery by the bank to AXA
(and subsequent cancellation) of an AXA share. The issuance
of a share in respect of the conversion of the bond and the
cancellation by AXA of the AXA share received will offset
each other. As a result of this transaction, there will no longer be a change to the outstanding number of AXA outstanding
shares created by the convertible bond conversion.

As a result, the fully diluted number of shares at December 31,
2007 was 2,061 million.

				(in Euro million)(c)
		December 31, 2007	December 31, 2006	December 31, 2005 Restated(d)(f)
NET INCOME GROUP SHARE	A	5,666	5,085	4,318
Weighted average number of ordinary shares (net of treasury shares) - opening		2,063	1,855	1,921
Increase in capital (excluding stock option exercised)(a)		2	97	-
Stock options exercised(a)		4	3	2
Treasury shares(a)		0	3	(1)
Impact of merger AXA-FINAXA(a)		0	0	(2)
Share purchase program(a)		(27)	(11)	(3)
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES	B	2,043	1,948	1,917
NET INCOME PER ORDINARY SHARE(e)	C=A/B	2.77	2.61	2.25
Potentially dilutive instruments :
- Stock options		16	16	8
- Subordinated convertible Notes - February 8, 2000 due 2017		_	28	27
- Subordinated convertible Notes - February 8,1999 due 2014		-	38	37
- Other		2	2	1
FULLY DILUTED - WEIGHTED AVERAGE NUMBER OF SHARES	D	2,061	2,032	1,991
NET INCOME(b)	E	5,666	5,199	4,428
FULLY DILUTED NET INCOME PER ORDINARY SHARE(e)	F = E/D	2.75	2.56	2.22

(a) Weighted average.

(b) Taking into account the impact of potentially dilutive instruments.

(c) Except for number of shares (million of units) and earnings per share (Euro).

(d) Following any significant capital increase with a stock price lower than the market price, average number of shares and consequently net income per share over each period shall be restated to take into account this event (application of an adjustment factor of 1.019456).

(e) Basic and diluted net income per share from discontinued operations represented €0.05 for full year 2005, €0.06 for full year 2006 and €0.23 for full year 2007.

(f) As described in note 1.11.2, perpetual subordinated notes were reclassified under shareholders' equity in 2006 with retrospective application to 2005. Details are provided in note 13.

NOTE 27 > RELATED-PARTY TRANSACTIONS

In 2007, the Company was party to the following transactions with related parties which may be deemed to have been
material to AXA or the related party in question or unusual
in their nature or conditions.

Relationships with the Mutuelles AXA
The Mutuelles AXA (AXA Assurances IARD Mutuelle and AXA
Assurances Vie Mutuelle) are two mutual insurance companies
engaged in the Property & Casualty insurance business and
Life & Savings insurance business in France. The Mutuelles
AXA have no shares outstanding and the business of each
Mutuelle is supervised by a board of directors elected by
delegates representing policyholders. The Company and the
Mutuelles have in common certain members of management
and certain members of the Company's Supervisory Board
and Management Board serve as directors or executive
officers of the Mutuelles AXA.

The insurance businesses of the Mutuelles AXA and the
insurance businesses of the Company's French insurance
subsidiaries use similar distribution channels and are
managed as a single business, subject to legal and
management arrangements established to maintain the legal
distinctions between their respective businesses. Certain
of the costs and expenses of operating these businesses
(other than commissions) are shared by these subsidiaries
and the Mutuelles AXA and allocated among them through
a Groupement d'lntérêt Economique or "GIE" which is a type
of French inter-company partnership more fully described
below. There are no agreements between the Mutuelles AXA
and the Group's insurance subsidiaries that restrict in any
way their ability to compete with one another.

The Property & Casualty insurance business generated
in France by insurance brokers is underwritten through
a coinsurance arrangement between AXA France IARD, a
Property & Casualty insurance subsidiary of the Company,
and AXA Assurances IARD Mutuelle. Technical results are
shared between entities in proportion with their written
premiums. Aggregate written premiums recorded in the
agreement amounted to €1,531 million in 2007 (of which
€1,363 million was attributed to AXA France IARD).

Groupement d'lnteret Economique (GIE)
From time to time the Company enters into GlEs with certain
of its subsidiaries. GlEs are French intercompany partnerships, governed by French law, created to perform various common
services for their members and to allocate associated costs
and expenses among their members. The allocation of costs
and expenses invoiced to GIE members may be based on
various agreed criteria including particular activity drivers.
These GlEs cover a variety of common services including
services performed by the AXA Group's central functions
for the benefit of AXA Group companies (such as finance,
accounting and reporting, tax, legal, marketing and brand,
internal audit, human resources, procurement, information
systems, risk management, cash management, etc.) as well

as certain other services. Expenses invoiced by these GlEs
to the Company and its subsidiaries are generally invoiced at cost and are included in the consolidated expenses reflected on Company's audited consolidated financial statements.

Loans/Guarantees/Capital Contributions, etc.
AXA has given numerous commitments and guarantees,
including financing commitments, guarantees given to
financial institutions and customers, pledged assets,
collateralized commitments and letters of credit. For a detailed description of these commitments and guarantees, see
Note 28 "Contingent assets and liabilities and unrecognized
contractual commitments". Certain of these guarantees are
given by the Company for the benefit of its subsidiaries and affiliates for various business purposes including to promote development of their business (e.g. to facilitate acquisitions, integration of acquired businesses, internal restructurings, sales or other disposals of assets or businesses or similar
transactions), to support their credit ratings, and/or to
promote efficient use of the Group's capital resources. In
this context, the Company may guarantee repayment of loans
extended from one of its subsidiaries to another guarantee
obligations of its subsidiaries to third parties or provide other types of guarantee for the benefit of its subsidiaries. The
beneficiaries of these guarantees are generally required
to compensate the Company at a negotiated rate based on
prevailing market rates and conditions for guarantees of a
similar nature. In addition, from time to time, the Company
may provide comfort or similar letters to rating agencies
and/or regulators for the benefit of its subsidiaries and
affiliates for various business purposes, including facilitating specific transactions, achieving target ratings levels and,
more generally, helping develop the business of these
subsidiaries.

The Company, from time to time, makes capital contributions
loans, other extensions of credit, or otherwise provides
liquidity to its subsidiaries and affiliates to finance their business operations (e.g. to facilitate acquisitions, integration of acquired businesses, internal restructurings, or similar
transactions) or for other business purposes. These
transactions may involve the Company acquiring different
types of securities (e.g. ordinary shares, preferred shares, senior debt securities, subordinated debt securities, etc.) or assets from its subsidiaries and affiliates from time to time.
Loans or other extensions of credit bear interest at varying rates that generally reflect prevailing market rates at the
respective dates such loans were originated.

In addition, the Company may enter into various other
types of transactions with its subsidiaries and affiliates
from time to time in connection with liquidity, solvency
and capital management initiatives designed to promote
efficient use of the Group's capital resources which may
involve loans or other extensions of credit, acquisitions or sales of securities or other assets, swaps or other types of derivatives, securitization transactions or other similar types of arrangements or transactions.

Key Management and Directors

To the best of the Company's knowledge, based on

information reported to it, at December 31, 2007, there

were no loans outstanding from the Group to any member

of AXA's Management Board or Supervisory Board other

than: (i) one loan to a member of AXA's Management Board

(loan originated in 2002 in the original principal amount of

€200,000, bearing interest at a rate of 4.58% annually and

with a 10-year term); (ii) two loans to another member of

AXA's Management Board (a loan originated in 1999 in the

original principal amount of €152,449 bearing interest at a

rate of 4.50% annually and with a 10 year term and a second

loan originated in 2000 in the original principal amount of

€76,225 bearing interest at a rate of 5.80% annually and

with a 10 year term); and (iii) one loan to a member of AXA's

Supervisory Board (loan originated in 2007 in the original

principal amount of €5,275,955 bearing interest at a rate

of 4.70% annually and with a 7-year term). In addition, the

Management Board member with the two loans outstanding

at December 31, 2007 referred to in (ii) above had the

following other recent loans or loan commitments from a

banking subsidiary of the Company: (i) a short-term loan

originated and fully repaid in October 2007 (loan in the

original principal amount of €536,500 bearing interest at

annual rate of 1 month Euribor + 115 basis points); and (ii)

a commitment for a secured short-term loan entered into

during the first quarter of 2008 for a loan in the principal amount of €1,073,000 at annual rate of 1 month Euribor

+ 115 basis points). These loans and loan commitments were

made in the ordinary course of business of the Group's

banking subsidiary at prevailing market terms and conditions at the time of origination.

Various executive officers and directors of the Group may,

from time to time, purchase insurance, wealth management

or other products or services offered by AXA in the

ordinary course of its business. The terms and conditions

of these transactions are substantially similar to the terms and conditions generally available to the public or to AXA

employees generally.

NOTE 28 > CONTINGENTS ASSETS AND LIABILITIES
AND UNRECOGNIZED CONTRACTUAL
COMMITMENTS

28.1. BREAKDOWN OF COMMITMENTS RECEIVED

		(in Euro million)
	December 31, 2007	December 31, 2006	December 31, 2005
Financing commitments	8.156	8.308	8.280
Credit institutions	8.127	8.308	8.280
Customers	28	-	-
Guarantee commitments	4.844	4.088	3.985
Credit institutions	478	287	252
Customers	4.366	3.801	3.733
Other	26.475	25.304	18.174
Pledged securities and collaterized commitments	24.004	21.665	14.241
Letters of credit	1.431	1.233	1.075
Other commitments	1.040	2.407	2.858
TOTAL	39.474	37.700	30.440

Off-balance sheet commitments received by AXA totaled
€39,474 million at the end of 2007, an increase of
€1,774 million compared to the end of 2006.

At the end of 2006, the integration of Winterthur contributed
€2,959 million to off balance sheet commitments received,
mainly including €2,934 million of collateral for mortgage
loans.

Off-balance sheet commitments received were up
€1,774 million at the end of 2007, mainly due to pledged
securities and collaterized commitments (€+2,339 million)
and guarantee commitments received from customers
(€+566 million), partly offset by a decrease in other
commitments (€-1,367 million). These commitments broke
down as follows:

Financing commitments received totaled €8,156 million at
the end of 2007 and mainly consisted of:

-  AXA SA credit lines (€6,268 million),

-  AllianceBernstein credit lines (€928 million) mainly comprising credit facilities (€475 million) and revolving credit facilities
(€316 million) from various banks and other lenders,

-  bank credit lines granted to AXA Life Japan as part of its
Life & Savings operations (€330 million),

-  The United States holding company's share in a Group cash facility since July 9, 2004 (€340 million),

-  credit facilities received by AXA RE (€253 million).

Guarantee commitments received amounted to €4,844 million,
and mainly consisted of:

-  guarantees received from customers of AXA Bank Belgium
and Belgium Life & Savings (€3,196 million), and from AXA
Banque (French bank) (€1,033 million) principally in the
form of mortgages and,

-  guarantees received from credit institutions by Italy
Property & Casualty (€103 million) in the case of the failure of general agents, and from AXA Banque (€219 million).

At the end of 2007, guarantee commitments received
increased by €756 million compared to the end of 2006,
mainly due to (i) an increase in guarantees received from
credit institutions by AXA Banque (€+207 million) following
the strong growth of credit in 2007 (and thus in outstanding property loans), and (ii) an increase in AXA Bank Belgium
(€+228 million) on guarantees received by customers on
house loans and credits to small businesses.

Pledged securities and collaterized commitments received
totaled €24,004 million at the end of 2007, and mainly
consisted of:

-  Mortgage security interests taken by AXA Bank Belgium for home loans and other business loans (€15,087 million).

-  €5,030 million in Japan, including securities received as guarantees for cash deposits given in security lending
transactions (€4,413 million) and for short-term security
borrowings (€617 million). Commitments were also given
on these products.

-  Collaterized commitments in Switzerland Life & Savings
(€2,249 million), mainly relating to mortgage loans.

-  Pledged securities representing technical commitments
made by reinsurers, mainly for France Life & Savings
(€230 million) and AXA Corporate Solutions Assurance
(€298 million).

The €2,339 million increase in pledged securities and
collaterized commitments received in 2007 resulted mainly
from new guarantees received by AXA Bank Belgium
(€+2,510 million), mainly in mortgage commitments relating
to residential contracts.

Letters of credit received amounted to €1,431 million at the end of 2007, mainly in the United States (€1,283 million), a
€198 million increase compared to the end of 2006.

Other commitments received totaled €1,040 million at the
end of 2007, broken down as follows:

-  €777 million received by France Life & Savings,

-  €107 million commitments received by AXA Bank Belgium
related to Forex and Money Market activities,

-  €100 million commitments on real estate properties in the
United Kingdom, and

- €34 million received by AXA RE, to purchase real estate
funds from AXA REIM.

The €-1,367 million decrease in other commitments received
mainly included (i) a €601 million decrease in commitments
received by France Life & Savings, (ii) a €767 million decrease in International Insurance, and (iii) the termination of the commitments received last year from external shareholders
of an AXA real estate entity (€-150 million).

28.2. BREAKDOWN OF COMMITMENTS GIVEN

					(In Euro million)
	December 31, 2007					December 31, 2006	December 31, 2005
	Due in one year or less	Due after one year through three years	Due after three years through five years	Due after five years	TOTAL	TOTAL	TOTAL
Financing commitments	2,247	332	246	326	3,151	3,974	2,077
Credit institutions	244	332	224	134	934	1,376	85
Customers	2,003	-	22	192	2,217	2,598	1,991
Guarantee commitments	1,091	2,349	672	1,241	5,353	5,677	6,506
Credit institutions	697	857	668	1,162	3,384	3,020	2,317
Customers	395	1,492	3	79	1,969	2,657	4,189
Other	14,133	3,768	1,322	6,011	25,233	22,795	17,110
Pledged securities and collaterized commitments	12,639	56	20	1,887	14,601	15,821	10,428
Letters of credit	96	1	1	477	576	673	926
Other commitments	1,397	3,711	1,301	3,647	10,056	6,301	5,757
TOTAL	17,471	6,449	2,240	7,578	33,737	32,446	25,693

Commitments given totaled €33,737 million at the end of
2007, an increase of €1,291 million as compared to the end
of 2006.
At the end of 2006, the integration of Winterthur contributed
€2,217 million to commitments given.

Financing commitments given totaled €3,151 million at the
end of 2007, and consisted of:

-   Financing commitments to customers (€2,217 million),
mainly comprising commitments given by AXA Bank
Belgium in the context of its retail activities (€933 million), and credit lines and overdraft authorizations granted
by AXA Banque (French bank) to its customers
(€1,084 million). These commitments were almost stable
compared to 2006.

-   Financing commitments to credit institutions (€934 million), including notably €676 million given by Switzerland Life
& Savings to private equity funds (in line with 2006
commitment).

Financing commitments given decreased by €823 million,
including €-392 million attributable to the sale of the
Netherlands, and €-530 million in the United States (where
commitments given to Limited Partnership are shown as
other commitments from 2007 on).

Guarantee commitments given totaled €5,353 million at
the end of 2007, and consisted of:

-   Guarantee commitments given to credit institutions
(€3,384 million) including mainly guarantees given by
AXA SA mainly to credit institutions (€3,053 million).

-   Guarantees commitments given to customers
(€1,969 million) mainly including (i) gap guarantees on
structured products granted by AXA Banque to funds
managed by AXA Investment Managers (€1,601 million),
and (ii) a guarantee provided by Australia Life & Savings as part of its mutual fund distribution business, guaranteeing
that customers will recoup their initial investment in the
funds (€290 million).

Guarantee commitments given decreased by €325 million
overall, mainly due to (i) the decrease in gap guarantees on structured products given by AXA Banque on 3 mutual funds
which were terminated in 2007 (€-318 million), and (ii) the
decrease of guarantee commitments given to customers by
Australia Life & Savings (€-218 million), partly offset by (iii)
an increase in guarantees given by AXA SA mainly related to
credit lines granted to the Group's entities (€+348 million).

Pledged securities and collaterized commitments given
totaled €14,601 million at the end of 2007, and mainly
consisted of:

-  €8,407 million in Japan Life & Savings, including securities given as guarantees for cash deposits received in securities lending transactions (€7,478 million), securities pledged
as part of derivative transactions (€198 million), securities given as guarantees for short-term security borrowings by
Japanese entities (€711 million) - commitments were also
received on these products.

-  Securities pledged by AXA Bank Belgium to financial
institutions in respect of security repurchase agreement
(€4,104 million) and security interests given to the
National Bank of Belgium for clearing-house activities
(€1,273 million).

Overall, pledged assets and collaterized commitments
given decreased by €1,219 million in 2007 mainly due to a
decrease in securities pledged under Japanese stock lending
transactions (€-1,238 million).

Letters of credit given totaled €576 million at the end of
2007, and were mainly related to the run-off activities of
reinsurance operations.

Other commitments given totaled €10,056 million at the
end of 2007 and consisted mainly of:

-  €2,193 million commitments given by the German
entities relating mainly to (i) future acquisitions in private equity funds (€557 million) and a multi-tranche loan
(€965 million), and (ii) a commitment given to "Protektor",
the German insurance guarantee fund (€449 million) in
the case of a bankruptcy of the insurance companies.

-  €2,968 million commitments given by France Life &
Savings, €621 million given by France Property & Casualty,
and €123 million given by AXA Corporate Solutions, notably
including €2,045 million on Private Equity Funds.

-  €1,065 million in the United Kingdom, mainly in
commitments due to the Parallel Ventures (€136 million)
and AXA Private Equity funds (€696 million). These funds
are vehicles (partnerships and similar vehicles) that allow
exposure to private equity investments in the United
Kingdom, United States and European markets.

-  €587 million of commitments given by the United States
mainly to Limited Partnerships, that were previously
classified as financing commitments.

-  €250 million of commitments given by AXA France
Assurance (French holding company) for the consolidated
SPV Acacia.

-  AXA issued the following subordinated debt instruments
(i) €1,524 million at 2.5% issued in February 1999 and
due in 2014, and (ii) €1,099 million at 3.75% issued in
February 2000 and due in 2017. The difference between
the issue price and the redemption price (in the event of
non-conversion for the debt maturing in 2017) is amortized
over the life of the instrument at the effective interest
rate for each issue. The unamortized balance at the end
of 2007 was €983 million.

The scheme governing the financial reorganisation of AXA
Sun Life in 2001 (the "Scheme") details arrangements
under which assets from the inherited estate, attributed to
AXA through the reorganisation, may be transferred on a
temporary, or permanent basis to the With Profits Funds as
required to support the capital requirements of these funds, as determined under the scheme.

In the case of a temporary transfer, assets and related
investment income remain attributable to AXA as they will
be returned when they are no longer required to support
the capital requirements of the With Profits Funds, under
the stringent tests set out in the scheme.
If all or part of the assets transferred are unlikely to be
returned in the foreseeable future (taking into consideration the duration of the in force With-Profit policies), then the relevant part of the transfer would be designated permanent.
Only a permanent transfer to the With Profits Funds would
result in a charge against the profit and loss account. The
maximum amount that could be transferred under the Scheme
is capped at the market value of surplus assets in the Non
Profit Funds, which was £1,000 million (€1,364 million) at
December 31, 2007. The actual transfer at that date was nil.

On December 15, 2005, and after authorization on June 29,
2005 by the AXA Supervisory Board, the AXA Group (AXA
and its subsidiaries) and the BNP Paribas Group entered into an agreement that replaces the one in force since September
12, 2001 (and amended on October 26, 2004).
The new agreement maintains the existing provisions in terms of minimal and stable cross-shareholdings (the AXA Group
undertakes initially to hold at least 43,412,598 shares of BNP
Paribas stock; the BNP Paribas Group undertakes initially to hold at least 61,587,465 shares of AXA stock; these amounts
will be adjusted thereafter to reflect the impact of capital transactions, including but not limited to free allotments ol stock or share tenders involving the same company (stock
splits, business re-combinations, etc.), and capital increases involving either BNP Paribas or AXA), and also provides
for a reciprocal repurchase option in the event of a hostile takeover attempt on either AXA or BNP Paribas.
In force for a period of five years as of the date of signature, this agreement is renewable automatically for an initial
period of two years and for successive periods of one year
thereafter, unless one of the two parties decides to terminate beforehand, in which case it is required to give three months notice prior to the next renewal date.
The agreement was made public by the AMF (Autorité des
marchés financiers) on December 21, 2005.

On May 15, 2006, and after authorization on December
21, 2005 by the AXA Supervisory Board, the AXA Group
(the AXA Mutuelles, AXA and its subsidiaries) and the
Schneider Group entered into an agreement that provides
for the maintenance of minimal cross-shareholdings. Under
the terms of this agreement, the AXA Group undertakes
to hold at least 2,583,300 shares of Schneider stock and
the Schneider Group undertakes to hold at least 8,816,681
shares of AXA stock. The number of shares held under this
cross-shareholding agreement will be adjusted as needed to
reflect the impact of capital transactions, including but not limited to free allotments of stock or share tenders involving the same company (stock splits, business re-combinations,
etc.). In addition, the parties have consented to a reciprocal repurchase option in the event of a hostile takeover attempt on either AXA or Schneider.

In force for a period of one year as of the date of signature, this agreement is renewable automatically for successive
periods of one year thereafter, unless one of the two parties decides to terminate beforehand, in which case it is required to give three months notice prior to the next renewal date.
The agreement was made public by the AMF on May 31,
2006.

In addition to other employment-related obligations, various
AXA subsidiaries are required to indemnify their employees
against certain liabilities and costs that they may incur from time to time in performing activities within the scope of their employment duties. These activities may include, for example, service as a director, officer, agent, general partner, or in a similar capacity for (i) an AXA Group company other than
the employee's principal employer or (ii) a company outside
the AXA Group where service is at the request of (or for
the benefit of) the Group (e.g. joint ventures, partnerships, or special-purpose investment companies or funds). The
potential amount of compensation relating to commitments
covered by these obligations cannot be evaluated with any
certainty.

28.3. OTHER ITEMS: RESTRICTION
ON DIVIDEND PAYMENTS TO
SHAREHOLDERS

Some AXA subsidiaries, principally insurance companies,
are subject to restrictions on the amount of funds they may
transfer in the form of cash dividends or otherwise.

In most cases, the amounts available for distribution from
AXA's insurance subsidiaries are limited to net income for the year and retained earnings calculated in accordance with the accounting policies used by the subsidiaries to prepare their financial statements. Further restrictions may be imposed
by the local insurance regulators in countries where AXA
operates. In some cases, amounts available for distribution
are also subject to regulatory capital adequacy tests or the approval of an independent actuary, or subject to individual provisions contained in a company's by-laws.
In accordance with European Union directives, insurance
companies with their registered office in a European Union
member country are required to maintain minimum solvency
ratios which must be supported by capital, retained earnings and reserves and unrealized capital gains on marketable
securities and real estate as reported in regulatory filings in France or subject to approval by local regulators in some countries. AXA's insurance operations in countries outside
the European Union are also subject to local capital adequacy and solvency margin regulations. At December 31, 2007,
AXA's subsidiaries complied with the applicable solvency
and capital adequacy requirements.

NOTE 29 > SUBSEQUENT EVENTS

In the United Kingdom, from January 31,2008, a temporary
deferral period of up to six months was introduced for
certain transactions involving the AXA Life Property
Fund (£1.2 billion or €1.7 billion at December 31, 2007) and
AXA Pension Property Fund (£0.9 billion or €1.3 billion
at December 31, 2007), which is allowed under the terms
of the customer's policy. The transactions affected by the
deferral are fund switches out, surrenders and transfers
out of the fund. The deferred transaction will take place at the unit prices at the time the transaction is processed. The deferral period runs from the date the request is received
by AXA. The imposition of this deferral period, consistent
with policy terms, comes at a time when the demand for
commercial property investment in the United Kingdom has
been declining in recent months and when AXA has seen a
significant increase in the level of withdrawals from these
two Funds which invest in the United Kingdom commercial
property. The contractual deferral period is designed to
provide the funds' managers with sufficient time to liquidate properties in an orderly fashion and at fair prices in order to protect the interests of all investors in the fund. Customers invested in the funds have been notified along with their
advisers. AXA is monitoring the liquidity situation of these funds closely. In the event that sufficient liquidity to honor all outstanding withdrawal requests by the end of the deferral
period cannot be generated through sale of properties held
by the funds and other sources of liquidity available to the funds, AXA U.K., as sponsor of the funds, will be required
to provide the funds with sufficient liquidity to honor these withdrawal requests.

On February 6, 2008, AXA announced it had entered into
an agreement to acquire OYAK's (50%) share in AXA OYAK
Holding A.§. ("AXA OYAK"), a company established by
AXA and OYAK in 1999. Under the terms of the agreement,
AXA will pay a purchase price of $525 million (approximately
€355 million) in cash for OYAK's 50% share in AXA OYAK (in
addition, according to the same agreement, AXA OYAK Holding
will be buying, for $15 million (approximately €10 million), the
1.5% share that Mais Motors, an OYAK joint venture company,
holds in AXA OYAK's non-Life subsidiary). AXA OYAK enjoys
a leading position (10% total market share1) on the fast-

growing Turkish insurance market. Mainly focused on non-
Life, especially motor and property, the company experienced strong top-line growth in the past years and is one of the
most profitable players in the market. The transaction, which was subject to local regulatory approval, is expected to close by early spring of 2008. Following closing, the parties have agreed that AXA OYAK and its subsidiaries will no longer use the OYAK name or trademark.

On February 12, 2008, AXA announced it had reached an
agreement with ING for the acquisition of 100% of the share
capital of its Mexican insurance subsidiary ING Seguros, for a consideration of US$1.5 billion (approximately €1.0 billion).
ING Seguros is the third largest Mexican insurer (12% total
market share, 5.5 million clients), with leading positions in key markets such as Motor (2nd largest player with a 17%
market share) and Health (2nd largest player with a 19%
market share). AXA intends to accelerate and complete the
initiated turnaround of ING Seguros by dedicating seasoned
management capabilities and leveraging the Group's global
platforms and expertise, notably in IT and reinsurance.
Upon completion of the transaction, ING Seguros will be
integrated to AXA's Mediterranean Region unit and benefit
from its know-how in underwriting, claims management, client segmentation, service and brand management. AXA will
finance the transaction with internal resources. Completion of the transaction was subject to customary regulatory approvals and is expected to take place in the course of 2008.

On March 4, 2008, AXA UK announced that it made a formal
offer to purchase 100% of the share capital of SBJ Group.
The purchase, which was unanimously recommended by the
Board of SBJ, was successfully completed on March 19, 2008.
The acquisition of SBJ will complement and enhance AXA's
UK advisory and broking capability, bringing a number of
strengths to the Group, including increased scale, a wider
national presence and access to new market areas.
SBJ, with its strong management team and high quality staff, will represent significant progress towards AXA's stated
strategic aim of building a leading presence in the advisory and broking markets. The businesses will continue to operate independently of AXA's insurance company interests.

(1) As of June 30, 2007 - Source: Association of the Insurance and Reinsurance Companies of Turkey.

NOTE 30 > LITIGATION

30.1.  MATTERS DIRECTLY
CONCERNING AXA SA

AXA SA is involved in lawsuits (both class actions and
individual litigations), investigations, and other actions
(the "Parent Company Litigations") arising in the
various jurisdictions where it does business, including the
following:

In 2007, AXA SA completed the squeeze-out of the
minority shareholders at two German subsidiaries, AXA
Konzern AG ("AKAG") and Kolnische Verwaltungs-AG fur
Versicherungswerte ("KVAG"). Following the effective date
of these squeeze outs in July 2007, certain former AKAG
and KVAG shareholders brought an action alleging that the
cash compensation offered by AXA SA was not adequate.
Management believes that these claims are without merit
and intends to vigorously defend them.

30.2.  MATTERS CONCERNING
AXA SUBSIDIARIES

In addition to the Parent Company Litigations, several AXA
subsidiaries are involved in lawsuits (both class action and individual), investigations, and other actions (the "Subsidiary
Litigations") arising in the various jurisdictions where
they do business. The Subsidiary Litigations include the
following:

30.2.1. United States Matters
In the United States, AXA's U.S. subsidiaries are involved
in a number of lawsuits, investigations and other actions in various states and jurisdictions where they do business. A
detailed description of these matters involving AXA Financial,
Inc. and its subsidiaries (including AXA Equitable and
AllianceBernstein) is included in the annual reports on Form
10-K for the year ended December 31,2007 and subsequent
reports on Form 10-Q, respectively, of AXA Financial, Inc.
(SEC file no. 1-11166), AXA Equitable (SEC file no. 0-25280)
and AllianceBernstein (SEC file no. 000-29961) filed with
the SEC (collectively, the "Subsidiary SEC Reports"). The
Subsidiary SEC Reports are publicly available and copies can be obtained through the SEC's EDGAR system (www.sec.gov),
or on the websites of these companies.

The Subsidiary Litigations include the following matters
concerning AXA Financial, AXA Equitable and AllianceBernstein
which are discussed, among other litigations and related
matters, in the Subsidiary SEC Reports:

AXA Financial and AXA Equitable Matters
A number of lawsuits have been filed against insurers in the
United States involving insurers' sales practices, alleged
agent misconduct or misrepresentation, alleged failure to

properly supervise agents, compensation of intermediaries
and numerous other matters. Some of these actions have
resulted in the award of substantial judgements against
insurers (including material amounts of punitive damages)
or in substantial settlements. In certain jurisdictions, juries have substantial discretion in awarding punitive damages.

AXA Equitable and certain of its subsidiaries, like other life and health insurers in the US, are involved in these types of litigations as well as a wide variety of other matters including the following:

-  A putative class action entitled Stefanie Hirt, eta/, v. The
Equitable Retirement Plan for Employees, Managers and
Agents, etal., was filed in August 2001 in the District Court for the Southern District of New-York against The Equitable
Retirement Plan for Employees, Managers and Agents (the
"Retirement Plan") and The Officers Committee on Benefit
Plans of AXA Equitable Life Insurance Company, as Plan
Administrator. The action was brought by participants in
the Retirement Plan who allege that a change effective
January 1989 in the pension benefit formula from a final
average pay formula to a cash balance formula violates
the Employee Retirement Income Security Act of 1974
("ERISA"). By order dated May 2003, the court certified
the case as a class action, including a sub-class of all
current and former Retirement Plan participants, who
were subject to a 1991 change in application of the cash
balance formula. In September 2006, the court granted
summary judgment in favor of the defendants ruling that
(a) the cash balance provisions of the Retirement Plan do
not violate the age discrimination provisions of ERISA, (b)
while the notice of plan changes provided to participants
in 1990 was not adequate, the notice of plan changes
provided to participants in 1992 satisfied the ERISA notice
requirements regarding delivery and content, and (c) the
claims of the named plaintiffs are barred by statute of
limitations. The Court found that other individual class
members were not precluded from asserting claims for
additional benefit accruals from January 1991 through
January 1993 to the extent that such individuals could
show that the statute of limitations did not bar their
claims. In October 2006, plaintiffs filed a notice of appeal.
Defendants have crossed-appealed. The appeal has been
fully briefed and a court hearing has been scheduled on
April 22, 2008.

-  In September 2004 and November 2004, respectively,
petitions for appraisal entitled Cede & Co v. AXA Financial
Inc. and Highfields Capital, Ltd v. AXA Financial, Inc. were filed in the Delaware Court of Chancery by or on behalf of
certain former MONY stockholders holding approximately
3.6 million shares of MONY common stock. The petitions
sought a judicial appraisal of the value of those shares
pursuant to Section 262 of the General Corporation Law
of the State of Delaware. In February 2005, the Delaware
Court of Chancery consolidated the two actions for all
purposes. Following a trial in April 2007, the court awarded the plaintiffs $24.97 per MONY share held by them plus
interest at an agreed upon rate. The amount awarded
was less than the $31.00 per share paid to all other

shareholders of MONY by AXA Financial in connection
with the acquisition of MONY, which was completed in
2004. The plaintiffs did not appeal this decision, which is
final.

-  In June 2006, AXA Equitable received a demand for
arbitration from Centre Life Insurance Company ("Centre
Life") seekinq to rescind the 100% quota share reinsurance
agreement, effective July 1, 2000, between Centre Life
and AXA Equitable, under which Centre Life reinsures
portions of AXA Equitable's individual disability income
insurance business. The arbitration demand alleges that
AXA Equitable provided Centre Life with inaccurate and
incomplete data upon which Centre Life relied in order to
establish the reinsurance premium paid by AXA Equitable
as consideration in the transaction. In July 2007, Centre
Life filed an amended arbitration claim in which Centre
Life alleges claims substantially similar to those included
in the original arbitration claim and seeks damages of
$191.4 million plus statutory interest and attorneys' fees.
The arbitration is scheduled for March 2008.

-  AXA Equitable and/or AXA Advisors LLC is currently
the subject of four putative class actions filed between
July 2006 and September 2007 in Federal court alleging
certain wage and hour violations with regard to certain
sales personnel. Each of the cases seeks substantially the
same relief under essentially the same theories of recovery:
violation of the Fair Labor Standards Act for failure to
pay minimum wage and overtime and violation of similar
provisions under state labor laws in the respective states.
In September 2007, the parties agreed to consolidate in
the Northern District of California all four pending actions:
Meola v. AXA Advisors and AXA Equitable; Lennon v.
AXA Advisors, et al.; Bolea v. AXA Advisors, LLC and AXA
Equitable, et. al.; and Dhruv v. AXA Advisors, LLC, et al.
Plaintiffs seek compensatory damaqes, restitution of all
wages improperly withheld or deducted, punitive damaqes,
penalties, and attorneys' fees.

-  A putative class action entitled Eagan, etal. v. AXA Equitable
Life Insurance Companywas filed in the District Court for
the Central District of California in December 2006 against
AXA Equitable as plan sponsor and fiduciary for an ERISA
retiree health plan. The action was brought by two plan
participants on behalf of all past and present employees
and agents who received retiree medical benefits from AXA
Equitable at any time after January 1, 2004, or who will
receive such benefits in 2006 or later, excluding certain
retired agents. Plaintiffs allege that (a) AXA Equitable's
adoption of a revised version of its retiree health plan in 1993
(the "1993 Plan") was not authorized or effective, (b) that
AXA Equitable has therefore breached the retiree health
plan by imposing the terms of the 1993 Plan on plaintiffs and other retirees, (c) even if the 1993 Plan is controlling, AXA
Equitable has violated the terms of the retiree health plan
by imposing health care costs and coverage on plaintiffs
and other retirees that are not authorized under the 1993
Plan, and (d) AXA Equitable breached fiduciary duties owed
to plaintiffs and retirees by allegedly misrepresenting and
failing to disclose information to them. The plaintiffs seek compensatory damaqes, restitution and injunctive relief
prohibiting AXA Equitable from violating the terms of the
applicable plan, together with interest and attorneys' fees.
In March 2007, AXA Equitable filed a motion to dismiss. In
September 2007, AXA Equitable answered the amended
complaint. In October 2007, a discovery and motion
schedule was set, with a trial date of May 2009.

AllianceBernstein Matters
On December 18, 2003, AllianceBernstein settled with the
SEC and the Office of the New York State Attorney General
("NYAG") regarding their investigations into trading
practices in the shares of certain mutual funds sponsored
by AllianceBernstein. AllianceBernstein's agreement
with the SEC was reflected in an Order of the SEC dated
December 18, 2003 (amended and restated January 15,
2004). AllianceBernstein's final agreement with the NYAG
was reflected in an Assurance of Discontinuance dated
September 1,2004.

AllianceBernstein has taken a number of initiatives to resolve these matters. Most noteworthy was the establishment
of a $250 million restitution fund to compensate fund
shareholders for the adverse effect of market timing (the
"Restitution Fund") and the reduction of its fees by 20% (on a weighted average basis) with respect to investment advisory
agreements with its sponsored U.S. long-term open-end retail funds for a minimum of five years, commencing on January 1,
2004 (AllianceBernstein has indicated that it does not intend to increase these fees at the end of this period). With the
approval of the independent directors of AllianceBernstein's
U.S. registered mutual fund boards and the staff of the SEC,
AllianceBernstein retained an Independent Distribution
Consultant ("IDC") to develop a plan for the distribution of the Restitution Fund. To the extent it is determined that the harm to mutual fund shareholders caused by market timing
exceeds $200 million, AllianceBernstein will be required
to contribute additional monies to the Restitution Fund.
In September 2005, the IDC submitted to the SEC staff
the portion of his report concerning his methodology for
determining damages and a proposed distribution plan, which
addresses the mechanics of distribution and in February 2006 the final portion of this report was submitted. The Restitution
Fund proceeds will not be distributed until after the SEC has issued an order approving the distribution plan. Until then it is not possible to predict the exact timing, method or amount of the distribution.

In addition to the matters set forth above, AXA Financial,
AXA Equitable and AllianceBernstein, as well as certain of
AXA's other U.S. subsidiaries, are involved in various other types of lawsuits (both class action and individual), regulatory inquiries, investigations or actions, includinq in connection with the ownership and/or management of real estate, asset
management activities, corporate transactions, employee
benefit disputes, alleged discrimination in employment
practices, as well as other matters. For additional details on these matters, please see the Subsidiary SEC Reports.

30.2.2. Other Subsidiary Litigations
Philips Litigation
From 1998 throuqh 2001, subsidiaries of AXA, along with
a syndicate of other insurers, participated in the Philips
worldwide liability program (the "Policy") providing certain insurance covers for Philips N.V. ("Philips") and its subsidiaries on a worldwide basis. Thompson Hayward Aqriculture &
Nutrition LLC ("THAN"), an indirect U.S. subsidiary of Philips, made a claim under the Policy in respect of asbestos-related claims resultinq from its distribution of raw asbestos fiber from 1961 to 1980. The insurers (includinq AXA Group
subsidiaries) commenced a proceeding in the Netherlands
in accordance with the forum selection clause in the Policy

claiming that the Policy was void due to Philips' non-disclosure of material information concerning the existence and nature
of THAN's business in connection with the underwriting and
subscription of the Policy. This Dutch litigation is currently pending. THAN initiated a competing lawsuit in the U.S.
federal District Court for the District of Kansas, claiming
that its asbestos exposure should be covered under the
Policy. The Kansas court dismissed the action for lack of
jurisdiction and THAN's appeal of this decision was dismissed by the 10th Circuit United States Court of Appeals on June
12, 2007. Subsequent to this dismissal, Philips indicated to the insurers that it may put THAN into bankruptcy in the
US. AXA's acquisition of Winterthur Group on December 22,
2006, increased the AXA Group's potential exposure in this
matter because Winterthur Group insurers held a significant
participation in the Philips program. Management believes
that the claims of Philips and its subsidiaries in connection with these matters are without merit and intends to vigorously defend the AXA Group's interests.

RBS Warranty Claim
The Royal Bank of Scotland Group plc ("RBS") filed a lawsuit against Winterthur (UK) Holdings Limited and Winterthur
Swiss Insurance Company (together "Winterthur") on
September 29, 2005. The litigation involves claims for
(a) breach of warranty; and (b) misrepresentation, in
connection with a share purchase agreement dated June 11,
2003 concerning the sale of Churchill Insurance Group plc
by Winterthur (UK) Holdings Limited to RBS. The amount
claimed by RBS is £37.1 million (on RBS's primary case) or
£50.5 million (on RBS's secondary case), plus interest and
costs. A trial is set for October 2008. Management believes
that the claims of RBS in this matter are without merit and
intends to vigorously defend this claim.

WTC Litigation
Subsequent to September 11, 2001, litigation commenced in
New York concerning whether the attack and destruction of
the World Trade Center constituted a single occurrence or
two separate occurrences for property insurance coverage
purposes. The jury verdicts rendered to date in this litigation with respect to the insurance company defendants have been
mixed. A jury verdict for one group of defendants deemed to
have written coverage on a broker's form determined that the attack on the WTC constituted one occurrence for property
insurance coverage purposes. A second jury verdict for the
remaining defendants, which were deemed to have written
coverage on other forms, determined that the attack on the
WTC constituted two occurrences for property insurance
coverage purposes. On May 23, 2007, certain insurers and
all insureds publicly announced that they had reached a
settlement of substantially all issues in dispute among these parties in the litigation and on July 9, 2007, these parties entered into a final settlement agreement. While AXA is not

party to this litigation, certain of its subsidiaries may be affected by the outcome. Management believes, however, that
the ultimate outcome of these matters will not be material to the consolidated financial position or results of operations of the AXA Group, taken as a whole.

In addition to the matters described above, AXA and
certain of its subsidiaries are involved in various legal
actions and proceedings of a character normally incident
to their business. AXA and its subsidiaries are also subject to comprehensive regulation and supervision in each of the
various jurisdictions where the Group operates and, from time to time, are subject to regulatory examinations, investigations and other actions as well as to proposed changes in law and/
or regulation that may significantly impact their business and results of operations. For additional information on these
matters, please see "Additional factors that may affect AXA's
Business" in Part II of this Annual Report. Among the matters discussed therein is proposed legislation recently introduced in the US Congress House of Representatives in 2006 that
would require European insurers that issued policies during
the Holocaust era to furnish information concerning policies in force during that period to a federal registry maintained by the United States and would subject the insurers to
certain sanctions if they fail to do so. This proposed
legislation would also create a federal private right of action permitting introduction of civil litigation in US federal courts in connection with these matters. This legislation is currently pending. Management can not predict with any certainty at
this time whether this proposed legislation will ultimately
be adopted or the magnitude of the potential impact it may
have on the AXA Group if adopted.

Some of the Parent Company Litigations and Subsidiary
Litigations have been brought on behalf of various alleged
classes of claimants, and certain of the claimants in these
actions seek significant or unspecified amounts of damages,
including punitive damages. In some jurisdictions, juries
have substantial discretion in awarding punitive damages.
Although the outcome of any lawsuit cannot be predicted
with certainty, particularly in the early stages of an action, management believes that the ultimate resolution of the
Parent Company Litigations and the Subsidiary Litigations
should not have a material adverse effect on the consolidated financial position of AXA, taken as a whole. However, due
to the nature of such lawsuits and investigations and the
freguency of large damage awards in certain jurisdictions
(particularly the United States) that bear little or no relation to actual economic damages incurred by plaintiffs, AXA's
management cannot make an estimate of loss, if any, or
predict whether or not the Parent Company Litigations or
Subsidiary Litigations will have a material adverse effect on the AXA's consolidated results of operations in any particular period.

PricewaterhouseCoopers Audit 63, rue de Villiers 92208 Neuilly-sur-Seine Cedex	Mazars & Guérard 61, rue Henri Regnault 92400 Courbevoie

Report of the Statutory Auditors on the consolidated financial statements
(for the year ended December 31, 2007)

This is a free translation into English of the report of the Statutory Auditors issued in French and is provided solely for the convenience of English readers. The report of the Statutory Auditors includes information specifically required by
French law in such reports, whether modified or not. This information is presented belo wthe opinion on the consolidated financial statements and includes an explanatory paragraph discussing the Auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or information taken outside of the consolidated financial statements.

This report together with the Statutory Auditors' report addressing financial and accounting information in the Chairman's report on internal control, should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders of AXA
25, avenue Matignon
75008 Paris

Following our appointment as statutory auditors by your
Annual General Meeting, we have audited the accompanying
consolidated financial statements of AXA for the year ended
December 31, 2007.

The consolidated financial statements have been approved
by the Management Board. Our role is to express an opinion
on these financial statements based on our audit.

I  - Opinion on the consolidated financial statements
We conducted our audit in accordance with professional
standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a
test basis, evidence supporting the amounts and disclosures
in the financial statements. An audit also includes assessing the accounting principles used and significant estimates
made by management, as well as evaluating the overall
presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements for
the fiscal year 2007 give a true and fair view of the assets and liabilities and of the financial position of the group as of
December 31, 2007 and of the results of its operations for
the year then ended in accordance with the IFRS adopted by
the European Union.

II  - Justification of our assessments
In accordance with the requirements of Article L.823-9 of
the French Commercial Code relating to the justification of

our assessments, we bring to your attention the following
matters:

-  Your company details in notes 1.7.2, 4.4 and 9 of the
notes to the financial consolidated statements its direct
and indirect exposure to the current market crisis and the
valuation methods it applies to financial assets.
We have assessed the appropriateness of the process put
in place to identify these exposures, of the financial assets valuation, as well as of the information disclosed in the
above mentioned notes.

-  Certain consolidated balance sheet items that are specific to insurance and reinsurance business are estimated on
the basis of statistical and actuarial data, such as actuarial reserves, deferred acquisition costs and their amortization, and the value of business in force. The methods and
assumptions used to calculate the carrying values of these
items are described in notes 1.12,1.6.4 and 1.6.2 of the notes to the consolidated financial statements.
We have assessed the reasonableness of the assumptions
used to calculate these values, particularly with respect to the Group's experience and its regulatory and economic
environments. We also assessed the overall consistency
of these assumptions.

-  The carrying values of purchase goodwill are tested at each closing for recoverability using the methods described in
note 1.6.1 to the consolidated financial statements.
We have assessed whether the valuation approaches used
rely on assumptions that are consistent with the forecasts
that emerge from the strategic plans established by the
AXA Group.

-  Deferred tax assets and liabilities are recorded and
measured using the methods described in note 1.15.1 of
the notes to the consolidated financial statements.

We have verified that the valuation methods used take
into account the nature of tax differences, business plans
established by the Group and, when accounting policies
permit, its intentions.

- Derivatives and hedging activities are recognized in
accordance with the methods and procedures described
in note 1.9 to the consolidated financial statements.
We have assessed whether the hedging activities
recognized in this manner have been duly documented,
and whether this documentation includes an explanation
of the hedging relationship, its efficiency and the Group's
objective in terms of risk management and hedging
strategy.

The assessments were made in the context of our audit of
the consolidated financial statements, taken as a whole,
and therefore contributed to the opinion we formed which
is expressed in the first part of this report.

Ill - Specific verification
In accordance with professional standards applicable in
France, we have also verified, the information given in the
Group's Management Report. We have no matters to report
as to its fair presentation and its consistency with the
consolidated financial statements.

Neuilly-sur-Seine and Courbevoie, March 26, 2008

The Statutory Auditors

PricewaterhouseCoopers Yves Nicolas - Eric Dupont	Audit Mazars & Guérard Patrick de Cambourg - Jean-Claude Pauly

PART VI

CERTAIN ADDITIONAL
INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION		DESCRIPTION OF AXA'S CAPITAL STOCK
- Memorandum and Articles of Association	380	- Transactions involving AXA's registered
- Objects and purposes	380	share capital	382
- Management Board and		- Changes in share capital	383
Supervisory Board members	380	- Dividends	384
		- Form, holding and transfer of securities	384
		- Disclosure requirements when holdings exceed specified thresholds	385
		- Voting rights	385
		- Liquidation rights	386
		- Shareholders' meetings	386
		- Modification of shareholder rights	386
		- Anti-takeover provisions	386
		- Convertible/exchangeable bonds	387

Memorandum and Articles
of Association

We summarize below certain material provisions of applicable
French law and our memorandum and articles of association
("statuts"). You may obtain copies of our statuts in French
from the Greffe of the Paris Trade and Companies Register
(Registre du Commerce et des Sociétés).

MEMORANDUM AND ARTICLES
OF ASSOCIATION

The Company is a holding company organized under the laws
of France as a Société Anonyme (SA){a form of limited liability company), with a Supervisory Board and a Management
Board. The Company's principal office is located at 25, avenue
Matignon, 75008 Paris, France and AXA is registered with the
Paris Trade and Companies Register (Registre du Commerce
et des Sociétés) under number 572 093 920.

OBJECTS AND PURPOSES

Under Article 3 of its statuts AXA's corporate purpose is
generally to:

-  hold equity interests whatever their forms in any French
or foreign companies or businesses, including insurance
companies or businesses,

-  acquire, manage and sell all listed or unlisted shares or securities, including all real and movable property, as well as all rights, listed or unlisted stock, and movable property related to said assets, and

-  perform any and all industrial, commercial, financial,
real estate or movable property transactions, directly or
indirectly related to any of the foregoing.

MANAGEMENT BOARD AND
SUPERVISORY BOARD MEMBERS

In addition to French law provisions, AXA's statuts and the
Supervisory Board's Rules of Procedure include a number of
specific provisions concerning members of the Supervisory
Board and Management Board, including the following:

Compensation
Upon the proposal of the Compensation Committee, the
Supervisory Board approves the amount and terms of
compensation for each of the members of the Management

Board. Members of the Supervisory Board receive a fixed
directors' annual fee, the overall amount of which is
determined by the shareholders at their Annual Meeting and
apportioned by the Supervisory Board among its members.
The Supervisory Board also may authorize that its members
be compensated for the performance of special tasks or
assignments in accordance with the provisions of French
company law. In addition to directors' fees, the Supervisory
Board may decide to grant remuneration to its Chairman and
Vice-Chairman. Any Supervisory Board decision to award
such compensation requires approval of the Supervisory
Board (majority vote) at a duly convened meeting where at
least half the members are present. For further information
please see Part III "Corporate governance, executive
compensation, major shareholders and related matters" of
this Annual Report.

Retirement
Any member of the Management Board who, during a
fiscal year, reaches the age of sixty-five while in office is automatically deemed to have resigned at the end of that
fiscal year. However, when a member of the Management
Board reaches that age, the Supervisory Board may choose to
extend his term of office one or several times, provided that the total extended period does not exceed three years.

Under the Company's statuts the age limit for members of the
Supervisory Board is seventy. Notwithstanding the foregoing, members of the Supervisory Board who have exceeded such
age limit can be appointed by shareholders for a two-year
period, renewable once. However, in any case, the number of
members of the Supervisory Board who have exceeded the
age of seventy shall be no more than one third of the active members of the Supervisory Board.

Shareholding
Article 10 A-2 of AXA's statuts provides that each member of the Supervisory Board must own at least 100 AXA ordinary
shares during his or her term of office.

Neither French law nor AXA's statuts require members
of the Management Board to be shareholders of the
Company. However, the Supervisory Board, acting on
the recommendation of the Compensation Committee,
has adopted guidelines for share ownership applicable to
members of the Management Board. These guidelines provide
that each member of the Management Board is required
to hold a certain number of shares based on his annual
compensation: (i) for the Chairman of the Management

Board: ownership of shares worth at least three times his
total annual compensation, and (ii) for the other members of the Management Board: ownership of shares worth at least
twice their total annual compensation.

As of December 31, 2007, all members of the Management
Board were in compliance with this requirement.

For additional information concerning the respective powers
of the Management and Supervisory Boards, please see
Part III "Corporate governance, executive compensation,
major shareholders and related matters" of this Annual
Report.

Description of AXA's Capital Stock

TRANSACTIONS INVOLVING AXA'S
REGISTERED SHARE CAPITAL

As of December 31, 2007, there were 2,060,753,492 ordinary
shares outstanding, each with a par value of €2.29. All
these ordinary shares were fully paid and non assessable.
These shares began earning dividends on January 1, 2007.

The following table sets forth changes in the number of outstanding ordinary shares from December 31, 2004 to December 31, 2007:

Date	Operations	Number of shares issued or cancelled	Issue or merger premium (in euro)	Number of shares after the operation	Amount of share capital after the operation (in euro)
2005	Exercise of stock options	46,789	305,298	1,908,490,959	4,370,444,296
	Exercise of stock options	2,224,844	17,509,581	1,910,715,803	4,375,539,189
	Exercise of stock subscription warrants	27,983	308,505	1,910,743,786	4,375,603,270
	Share capital increase following the definitive completion of the merger of FINAXA into AXA	299,012,355	4,308,368,615	2,209,756,141	5,060,341,563
	Exercise of stock options	480,947	5,232,868	2,210,237,088	5,061,442,932
	Exercise of stock subscription warrants	6,871	90,044	2,210,243,959	5,061,458,666
	Share capital reduction by cancellation of shares	-19,809,693	-466,353,090	2,190,434,266	5,016,094,469
	New equity issue reserved for employees of AXA (Shareplan2005)	16,252,190	265,440,086	2,206,686,456	5,053,311,984
2006	Share capital reduction (through the cancellation of shares) following the merger of FINAXA into AXA	-337,490,816	-5,379,990,858	1,869,195,640	4,280,458,016
	Exercise of stock options	2,021,262	18,942,856	1,871,216,902	4,285,086,706
	Exercise of stock subscription warrants	4,780	64,773	1,871,221,682	4,285,097,652
	Conversions of bonds	383,322	4,781,199	1,871,605,004	4,285,975,459
	Exercise of stock options	342,06	4,372,946	1,871,947,064	4,286,758,777
	Exercise of stock subscription warrants	14,525	152,438	1,871,961,589	4,286,792,039
	Conversions of bonds	6,749	84,135	1,871,968,338	4,286,807,494
	Exercise of stock options	1,814,067	24,155,528	1,873,782,405	4,290,961,707
	Exercise of stock subscription warrants	19,634	258,328	1,873,802,039	4,291,006,669
	Conversions of bonds	11,826	147,538	1,873,813,865	4,291,033,751
	Exercise of stock subscription warrants	1,326	11,714	1,873,815,191	4,291,036,787
	Exercise of stock options	239,089	3,073,711	1,874,054,280	4,291,584,301
	Exercise of stock options	303,146	2,981,361	1,874,357,426	4,292,278,506
	Exercise of stock subscription warrants	6,120	86,465	1,874,363,546	4,292,292,520
	Conversions of bonds	29,532	1,133,918	1,874,393,078	4,292,360,149
	Share capital increase in connection with the acquisition of Winterthur	208,265,897	3,613,841,064	2,082,658,975	4,769,289,053
	Exercise of stock subscription warrants	353,546	6,484,188	2,083,012,521	4,770,098,673
	Exercise of stock options	2,846,266	43,083,028	2,085,858,787	4,776,616,622

Date	Operations	Number of shares issued or cancelled	Issue or merger premium (in euro)	Number of shares after the operation	Amount of share capital after the operation (in euro)
	Exercise of stock subscription warrants	3,953	47,259	2,085,862,740	4,776,625,675
	Share capital reduction by cancellation of shares	-11,273,270	-279,268,697	2,074,589,470	4,750,809,886
	New equity issue reserved for employees of AXA (Shareplan 2006)	15,472,458	339,536,543	2,090,061,928	4,786,241,815
	Exercise of stock options	2,806,976	34,374,263	2,092,868,904	4,792,669,790
	Exercise of stock subscription warrants	19,352	282,006	2,092,888,256	4,792,714,106
	Conversions of bonds	58	2,184	2,092,888,314	4,792,714,239
2007	Exercise of stock options	607,008	11,581,463	2,093,495,322	4,794,104,287
	Exercise of stock subscription warrants	12,371	164,220	2,093,507,693	4,794,132,617
	Conversions of bonds	36,688	1,374,419	2,093,544,381	4,794,216,632
	Exercise of stock options	3,875,494	57,905,093	2,097,419,875	4,803,091,514
	Exercise of stock subscription warrants	29,340	366,052	2,097,449,215	4,803,158,702
	Conversions of bonds	4	156	2,097,449,219	4,803,158,712
	Exercise of stock options	1,608,041	23,764,903	2,099,057,260	4,806,841,125
	Exercise of stock subscription warrants	578,880	5,081,670	2,099,636,140	4,808,166,761
	New equity issue reserved for employees of AXA (Shareplan 2007)	22,088,600	501,196,189	2,121,724,740	4,858,749,655
	Share capital reduction by cancellation of shares	-63,103,647	-1,754,535,072	2,058,621,093	4,714,242,303
	Exercise of stock options	2,118,017	32,372,471	2,060,739,110	4,719,092,562
	Exercise of stock subscription warrants	13,718	250 991	2,060,752,828	4,719,123,976
12/31/2007	Conversions of bonds	664	24,959	2,060,753,492	4,719,125,497

CHANGES IN SHARE CAPITAL

Capital increase
Pursuant to the statuts of AXA and French law and subject
to the exceptions described below, the share capital of AXA
may be increased only with the approval of two-thirds of
the shareholders present or represented by proxy voting
together as a single class at an extraordinary general
meeting.

Increases in AXA's share capital may be affected by the
issuance of additional ordinary shares which may be:

-  for cash,

-  in satisfaction of indebtedness incurred by AXA,

-  for assets contributed to AXA in kind,

-  by capitalization of existing reserves, profits or share premium,

-  upon conversion, exchange or repayment of securities giving access to shares through AXA shares,

-  upon the exercise of share warrants or other similar
securities consisting of rights to subscribe for ordinary
shares or of stock options, or

-  in place of a cash dividend.

The increase in share capital effected by capitalization
of reserves, profits or share premium, requires a simple
majority of the votes cast at an extraordinary meeting of
shareholders. In the case of an increase in share capital in connection with the payment of a stock dividend (instead of
a cash dividend), the voting and quorum procedures of an
ordinary meeting of shareholders apply.

The shareholders may delegate to the Management
Board the right to carry out any increase in share capital,
provided that the shareholders, acting in an extraordinary
shareholders' meeting, have previously authorized this
increase. The Management Board may further sub-delegate
this right to AXA's Chairman and Chief Executive Officer of
the Management Board.

Capital decrease
As provided in the French Commercial Code, AXA's share
capital may generally be decreased only with the approval
of two-thirds of the shareholders present or represented by
proxy voting together as a single class at an extraordinary
shareholders' meeting. The number of shares may be reduced
in the event that AXA either exchanges or repurchases and
cancels shares. As a general matter, reductions of capital
occur pro-rata among all shareholders, except (1) in the
case of a share repurchase program, or a public tender
offer to repurchase shares ("offre publique de rachat
d'actions" (OPRA)), where such a reduction occurs pro-rata
only among tendering shareholders; and (2) in the case
where all shareholders unanimously consent to a non pro-
rata reduction. AXA may not repurchase more than 10%

of its share capital within 18 months from the date of the
shareholders' meeting authorizing a shares repurchase
program. In addition, AXA may not cancel more than 10%
of its outstanding share capital over any 24-month period
and may not hold more than 10% of its share capital in self-
held shares and shares owned by subsidiaries.

Self-held shares must be fully paid and held by AXA in
registered form. Self-held shares are deemed outstanding
under French law but are not entitled to dividends, voting
rights or preemptive rights.

Cross shareholdings and holding of AXA shares
by AXA subsidiaries
With the exception of treasury shares that may be held by
subsidiaries but which are non-voting, French law prohibits
a company from holding AXA shares if AXA holds more than
10% of that company's share capital. French law also prohibits
AXA from owning any interest in a French company holding
more than 10% of AXA's share capital. In the event of a cross-
shareholding that violates this rule, the Company owning the smaller percentage of shares in the other company must sell
its interests. Until sold, these shares are not entitled to voting rights. Failure to sell the shares held in violation of this rule is a criminal offence under French law.

Preemptive rights
Under French law, shareholders have preemptive rights to
subscribe on a pro-rata basis for additional shares of any
equity securities or other securities giving a right, directly or indirectly, to equity securities issued by AXA for cash.
During the subscription period relating to a particular
offering of shares, shareholders may transfer preferential
subscription rights that they have not previously waived.
In order to issue additional ordinary shares without
preemptive rights, beyond issuances already approved by
AXA shareholders, AXA must obtain the approval of its
shareholders, together in an extraordinary meeting of AXA
shareholders, and voting following a two-thirds majority of
the voting rights.

DIVIDENDS

AXA may distribute dividends to its shareholders from net
income in each fiscal year after deductions for depreciation and provisions, as increased or reduced by any profit or loss carried forward from prior years, and as reduced by the legal reserve fund allocation described below.

Under French law, AXA is required to allocate 5% of its net
income in each fiscal year, after reduction for losses carried forward from previous years, if any, to a legal reserve fund until the amount in that fund equals 10% of the nominal
amount of its share capital. The legal reserve is distributable only upon AXA's liquidation.

Upon proposal by AXA's Management Board and subject to
prior approval by the Supervisory Board, the shareholders
of AXA may decide to allocate all or part of distributable
profits to special or general reserves, to carry them forward to the next fiscal year as retained earnings, or to allocate them to the shareholders as dividends. If AXA has earned a

distributable profit since the end of the previous fiscal year, as reflected in an interim balance sheet certified by its auditors, the Management Board may distribute interim dividends to
the extent of the distributable profit without shareholders
approval in accordance with French law. AXA's statuts require
AXA to distribute dividends between its shareholders pro-rata according to their share holdings in the capital. Dividends are usually paid within the few business days following the date of the shareholders' meeting approving their distribution.
The right to receive the dividend is due to the shareholders at the date of payout.

Under AXA's statuts, the actual dividend payment date is
decided by the Management Board after a prior authorization
by the Supervisory Board. AXA must pay any dividends
within nine months of the end of its fiscal year. Dividends
not claimed within five years of the date of payout become
the property of the French Treasury Department.

Under AXA's statuts, at an ordinary annual general meeting,
the shareholders may grant an option to each shareholder
to receive dividends in either cash or additional ordinary
shares.

FORM, HOLDING AND TRANSFER
OF SECURITIES

French regulations provide that AXA ordinary shares are
not represented by share certificates but by book-entry
only.

AXA's statuts provide that AXA ordinary shares may be held
in registered or bearer form. Any owner of ordinary shares of
AXA may elect to have its ordinary shares held in registered form and registered in its name in an account currently
maintained by BNP Paribas for, and on behalf of AXA, or
held in bearer form and recorded in its name in an account
maintained by an accredited financial intermediary, such as a
French broker, bank or other authorized financial institution.
Any shareholder may, at its expense, change from one form
of holding to the other. Both methods are operated through
Euroclear France (which we refer to in this Annual Report as
"Euroclear"), an organization that maintains share and other securities accounts of French publicly quoted companies and
a central depositary system through which transfers of shares and other securities in French publicly quoted companies
between accredited financial intermediaries are recorded.

When AXA ordinary shares are held in bearer form by a
beneficial owner who is not a resident of France, Euroclear
may agree to issue, upon request by AXA, a bearer depository receipt ("certificat representatif") with respect to such
ordinary shares for use only outside France. In this case, the name of the holder is deleted from the accredited financial
intermediary's books. Shares ownership, represented by
a bearer depository receipt, will pass upon delivery of the
relevant receipt outside France.

Registered ordinary shares must be converted into bearer
shares before being traded on the Euronext Paris and,
accordingly, must be registered in an account maintained
by an accredited intermediary. A shareholder may initiate
a transfer by giving selling instructions to the relevant
accredited intermediary. Ordinary shares held in bearer

form may be transferred through accredited financial
intermediaries and may be traded without further
requirement. A fee or commission is payable to the broker
involved in the transaction, regardless of whether the
transaction occurs within or outside France. Normally, no
registration duty is payable in France, unless a transfer
instrument has been executed in France.

DISCLOSURE REQUIREMENTS
WHEN HOLDINGS EXCEED SPECIFIED
THRESHOLDS

French law provides that any person or entity that, directly or indirectly, acting alone or in concert with other shareholders, becomes the owner of more than 5%, 10%, 15%, 20%, 25%,
33%, 50%, 66%, 90% or 95% of the outstanding share
capital or voting rights of AXA (including through ownership of ADRs representing ADSs), or whose holding falls below any of these thresholds, must notify AXA and the AMF in writing
within five trading days of exceeding or falling below the
relevant level and indicate the number of ordinary shares
and voting rights it holds.

In addition, the statuts of AXA provide that any individual or entity acting alone or in concert with others, that acquires ordinary shares resulting in a direct or indirect holding of
0.5% or more of the outstanding share capital or voting
rights of AXA, including through the acquisition of ADRs
representing the ADSs, must notify AXA by registered letter
with return receipt requested within five days of the date
of the acquisition ("inscription en compte") of the ordinary shares or in the case of a holder of ADRs representing ADSs, within five days of the registration of the ADRs representing the ADSs, as a result of which the shareholder, acting alone or in concert with others, has reached or exceeded that
percentage. The individual or entity must further notify AXA pursuant to the above conditions each time an additional
0.5% threshold is passed. Any shareholder, including any
holder of ADRs representing the ADSs, whose holding falls
below any of these thresholds must also notify AXA. In
addition and to permit holders of ordinary shares to give
the notices required by law and the statuts, AXA is required to publish each month, the number of outstanding AXA
ordinary shares and the corresponding number of voting
rights, if there has been any change during the course of
the month.

French law imposes additional reporting requirements on
persons who, acting alone or in concert with others, acquire more than 10% or 20% of the outstanding shares or voting
rights in AXA. These persons must file with the AMF and
AXA a report disclosing their intentions for the 12-month
period following the acquisition. The report must specify
whether the acquirer intends to continue purchasing shares,
to acquire control of AXA or to seek election of nominees to the Management Board or Supervisory Board. This report
must be filed within ten trading days from the date that
either of these thresholds has been crossed. The report is
published by the AMF. Upon any change of intention, the
acquirer must file a new report.

In order to facilitate compliance with the notification
requirements concerning thresholds, a holder of ADRs

representing ADSs, may deliver any such notification with
respect to ADRs representing ADSs to The Bank of New York,
which will, as soon as practicable, forward the notification to AXA and the AMF.

If a shareholder (including an owner of ADRs representing
ADSs) fails to comply with these notification requirements,
the shareholder will be deprived of voting rights attached to the shares he holds (or underlying its ADRs) in excess of the relevant threshold at all shareholders' meetings held until
the end of a two-year period following the date on which the shareholder has complied with the notification requirements.
Failure to comply with the notification requirements set forth in AXA's statuts will trigger the same voting limitations
upon a request, registered in the minutes of the relevant
shareholders' general meeting, by one or more shareholders
holding 5% or more of the share capital.

Furthermore, any shareholder who fails to comply with these
notification requirements may have all or part of its voting rights (with respect to all of its AXA shares, not only those in excess of the relevant threshold) suspended for a period
of no longer than five years by commercial court decree at
the request of the Chairman of the Management Board, any
AXA shareholder or the AMF. Such shareholders may also be
subject to criminal penalties under French law.

Under applicable French stock market regulations, and
subject to limited exemptions granted by the AMF, any person or persons acting in concert acquiring one-third or more of
the share capital or voting rights of AXA must immediately
notify the AMF and initiate a public tender offer for the
balance of AXA's outstanding share capital. The tender offer must also be extended to all securities issued by AXA that are convertible into or exchangeable for equity securities.

Pursuant to French law and AXA's statuts, AXA may obtain
from Euroclear, at its own cost and at any time, the name,
nationality, address and number of shares held by each
holder of ordinary shares and other equity-linked securities with the right to vote in general meetings of shareholders.
Whenever these holders are not resident in France and hold
such ordinary shares and other equity-linked securities
through accredited financial intermediaries, AXA may obtain
such information from the relevant accredited financial
intermediaries (through Euroclear), at AXA's own cost.
Subject to certain limited exceptions provided by French law, holders who fail to comply with AXA's request for information will not be permitted to exercise voting rights with respect to any such ordinary shares or other equity-linked securities or to receive dividends pertaining thereto, if any, until the date on which these holders comply with AXA's request for
information.

VOTING RIGHTS

Each AXA ordinary share entitles its holder to one vote at
all meetings of AXA shareholders, subject to the provisions
concerning double voting rights described below. As a result of the decision of the General Meeting of the shareholders of the Company held on May 26,1977, each ordinary share fully
paid and held in registered form by the same person for at
least two full fiscal years entitles its holder to double voting rights with respect to such ordinary share at any meeting of

AXA shareholders, whether ordinary or extraordinary. The
double voting right will automatically terminate for any share that has been converted into a bearer share or for which
ownership has been transferred. Any transfer of shares as
a result of inheritance, division of community property by
spouses or donation to a spouse or heir will not affect the
double voting rights of such shares.

In the event of a capital increase by capitalization of existing reserves, profits or share premium, shares granted freely to any shareholder as a result of the holding by that shareholder of shares entitled to double voting rights will also carry double voting rights. Double voting rights may be terminated at any time upon the decision of an extraordinary general meeting
of shareholders, provided that such decision is confirmed by a two-thirds majority of the holders of double voting rights voting separately.

LIQUIDATION RIGHTS

If AXA is liquidated, the assets remaining after it pays its debts, liquidation expenses and all prior claims will first
be used to repay AXA shareholders up to the amount of
the liquidation balance and of the shares par value held
by each shareholder. Any surplus will be divided among
all shareholders, subject to rights arising, if any, from the different classes of shares, in duty proportion of the rights they own in the Company's Capital share.

SHAREHOLDERS' MEETINGS

Under French law, prior to any ordinary and/or extraordinary shareholders' meeting, a notice of Meeting must be
published in the Bulletin des annonces legates obllgatolres, or "BALO", at least 35 days prior to the meeting date (or
15 days if convened, in the event that the Company is subject to a tender offer, for purposes of approving measures the
implementation of which would be likely to cause such tender offer to fail) and must indicate, in particular, the agenda and the proposed resolutions.

At least fifteen days (or six days if convened, in the event that the Company is subject to a tender offer, for purposes
of approving measures the implementation of which would
be likely to cause such tender offer to fail) prior to the date set for the meeting on first call, and at least six days (or four days if convened, in the event that the Company is subject
to a tender offer, for purposes of approving measures the
implementation of which would be likely to cause such tender offer to fail) before any second call, the Company shall send a final notice containing, among other things, the final agenda, place, date and other information in respect of the meeting
by mail to all registered shareholders who have held shares
for more than one month prior to the date of this final notice and publish this final notice in a newspaper as well as in the
BALO.

Shareholders are convened, meet, and deliberate in
accordance with applicable French law and AXA's statuts.
All shareholders are entitled to attend these meetings, either in person or by proxy, provided that they show valid proof of
ID and share ownership. The right to attend the shareholders'

meetings of companies whose stock is traded on a regulated
market or transactions of a central depository is evidenced
by an accounting entry showing the number of shares in
the name of the shareholder of record (or the intermediary
of record for the account) in accordance with the seventh
paragraph of Article L. 228-1 of the French Commercial Code, on the third business day preceding the meeting at midnight
(Paris time), either in the nominee share ownership records
kept by the Company or in the bearer share records kept
by a qualified intermediary. The accounting registration
or recording of the shares in the bearer share accounts on
the books of the qualified intermediary is evidenced by a
certificate of attendance delivered by the latter.

Shareholders may participate either in person, be represented by a spouse, another shareholder or the Chairman of the
meeting, or, as provided for by the statuts and subject
to approval by the Management Board, participate by
videoconference or by any means of telecommunications
allowing shareholders to be identified in accordance with
applicable laws. In addition, a holder of bearershares who is not a French resident may be represented at shareholders'
meetings by an appointed intermediary.

In accordance with applicable laws and regulations,
shareholders may also transmit in paper form and/or, subject to approval by the Management Board published in the notice
of Meeting, proxy or mail voting cards by electronic means.

MODIFICATION OF SHAREHOLDER
RIGHTS

Under French law, shareholders of a French joint stock
corporation (société anonyme) generally have the power
to amend the statuts of the Company. Such an amendment
requires the approval of two-thirds of the shareholders
attending or represented at an extraordinary shareholders'
meeting. However, no such extraordinary shareholders'
meetings may decide (i) to increase the liability of the
shareholders in respect of the company or a third-party;
or (ii) to undermine the individual rights vested in each
shareholder (such as voting rights, the right to distributable profits of the company when allocated as dividends, the right to sell one's shares and the right to sue the company).

ANTI-TAKEOVER PROVISIONS

There are no French anti-takeover statutes similar to the
anti-takeover statutes enacted by certain states in the United
States. However, a number of French law provisions including certain provisions of the European Directive of April 21,2004 concerning takeover bids implemented in France in 2006,
may have certain anti-takeover effects. In the case of AXA,
the relevant provisions include, among other things, the
Company's ability to repurchase its own shares regarding
legal requirements and the existence of AXA shares with
double voting rights.

French law requires mergers and certain consolidations
to be approved by two-thirds of the shareholders present
or represented at the extraordinary general meeting
called to decide on such matters. French law also requires

the affirmative vote of the shareholders of the surviving
corporation of a merger at an extraordinary general meeting.
However, no general meeting of shareholders of the merged
company is required in the case of a merger of a wholly-
owned subsidiary with its parent company.

CONVERTIBLE/EXCHANGEABLE
BONDS

For information on convertible/exchangeable bonds and notes
issued by the Company, see Note 13 "Shareholders' Equity,
Minority Interests and Other Equity" of the Consolidated
Financial Statements included in this Annual Report as Part V.

Appendices

APPENDIX 1		APPENDIX VII
CHAIRMAN OF THE		LIFE & SAVINGS EUROPEAN
SUPERVISORY BOARD'S REPORT		EMBEDDED VALUE PLUS
- Conditions of preparation and organisation		OTHER BUSINESS TANGIBLE
of the Supervisory Board's work	390	NET ASSET VALUE	433
- Internal control procedures implemented
by the Company	390
-Compensation	398	APPENDIX VIII
- Statutory Auditor's Report on internal		SHAREHOLDERS' MEETING -
control procedures implemented		APRIL 22, 2008
by the Company	399	- Agenda	439
		- Reports of AXA's Management Board	441
APPENDIX II		- AXA's Supervisory Board's comments on the Management Board report, and the financial statements	447
OTHER LEGAL INFORMATION
		- Auditors' reports	448
- Annual Information Document	400	- Resolutions submitted by AXA's Management Board	454
- Documents pertaining to the Company	403	- Information concerning the candidates to AXA's Supervisory Board
			462

APPENDIX III		APPENDIX IX
STATEMENT OF THE PERSON		SOCIAL AND ENVIRONMENTAL	472
RESPONSIBLE FOR		INFORMATION
THE ANNUAL REPORT
(DOCUMENT DE RÉFÉRENCE)	404	APPENDIX X
		MANAGEMENT BOARD'S
APPENDIX IV		REPORT-
STATUTORY AUDITORS	405	CORRESPONDENCE TABLE	473

APPENDIX V		APPENDIX XI
FINANCIAL AUTHORIZATIONS		COMMISSION REGULATION
- Valid financial authorizations to issue		OF APRIL 29, 2008
shares or other type of securities		CORRESPONDENCE TABLE	474
as of December 31, 2007	408
- New financial authorizations	409	APPENDIX XII
- Use in 2007 of the various financial		ANNUAL FINANCIAL REPORT
authorizations pertaining		CORRESPONDENCE TABLE	476
to capital increases	409

APPENDIX VI
AXA PARENT COMPANY
FINANCIAL STATEMENTS	410

> APPENDIX I

Chairman of the Supervisory
Board's Report

The present Report presents, according to the provisions of
article L.225-68 of the French Commercial Code, the conditions of preparation and organisation of the Supervisory Board's work
(Part 1) as well as the internal control procedures implemented by the Company (Part 2). The present Report also presents
the principles and the rules adopted by the Supervisory Board in order to determine the compensation and the advantages
granted to the corporate officers (Part 3).

PART 1 > CONDITIONS OF PREPARATION AND
ORGANISATION OF THE SUPERVISORY
BOARD'S WORK

For information on the conditions of preparation and organisation of the Supervisory Board's work please see Part III - "Corporate governance, executive compensation,	major shareholders and related matters", "Supervisory Board" and "Supervisory Board Committees" Sections of this Annual Report.

PART 2 > INTERNAL CONTROL PROCEDURES
IMPLEMENTED BY THE COMPANY

INTRODUCTION

In accordance with article L. 225-68 of the French Commercial
Code, the Chairman of the Supervisory Board has prepared
the report below relating to the internal control procedures implemented by the Company at Group level. In this report,
the term "Group" refers to the Company together with its
direct and indirect subsidiaries falling into the scope of
consolidation of the Company.

The purpose of the internal control system maintened by
AXA is to anticipate and mitigate the risks linked to AXA's
business. Making effective risk management solutions
available to clients presupposes AXA's ability to effectively monitor its own risks. Implementing and monitoring stringent internal control policies and procedures throughout the
Group is critical to AXA's daily operations and long-term
development.

The internal control system maintened by management and
deployed by the various entities of the Group, is designed to ensure, in particular, compliance with applicable laws and
regulations, the reliability of financial information, and the monitoring of operations.

In this context, AXA has decided to adopt the "Internal
Control - Integrated Framework", publicly known as COSO
(Committee Of Sponsoring Organizations) of the Treadway
Commission, the name of the committee that designed this
standard. This report is structured around various COSO
components, with a specific focus on controls in place over
financial and accounting information.

CONTROL ENVIRONMENT

The control environment is the basis of an internal control
system. AXA therefore promotes the establishment of a
disciplined internal control environment throughout the
Group, designed to ensure in particular that:

-  Group strategy, operational objectives, reporting lines with subsidiaries and accountability for executing objectives
are clear,

-  AXA's principal subsidiaries, whether traded on a public stock market or not, have appointed independent (non-executive)
directors to their boards of directors and audit committees,

-  formal guidelines are in place for all businesses and
operations, in particular the Group Compliance and Ethics
Guide, anti-fraud and anti-money laundering policies,

-  operating processes are subject to controls and ongoing
improvement, notably via the Group-wide continuous process
improvement program called "AXA Way" and through the
Sarbanes-Oxley 404 compliance program to evaluate the
Group's internal control over financial reporting,

-  AXA employees have appropriate resources to operate. The
corporate Human Resources Department has implemented
processes for assessing and monitoring AXA employees,
as well as providing ongoing training and development
opportunities.

SETTING AND REVIEWING BUSINESS
OBJECTIVES

Setting business objectives and strategic planning
process
The aim of AXA's strategic planning process is to ensure
coherent Group wide strategies and action plans, and
the three-year forecasts developed by the Group's main
subsidiaries. Subject to various analyses and adjustments
between Group Management (MB, Group Strategic Plan
Steering Committee, Group Management Services (GMS)
teams, including Group Strategic Planning (GSP) and Business
Support and Development (BSD)) and the entities, this process results in a consolidated forecast that is used as the basis for the Group's budget and forms the basis of the objectives contained in each operating unit's annual target letter.

Each year, the principal operating business units of the Group present the following information for each of their business segments (Property & Casualty insurance, life insurance, asset management, banking), with a rolling three-year outlook:

-  analysis of business strategies and entity positioning,

-  quantitative targets (revenues, expenses, profitability,
productivity and quality indicators) based on a central
set of economic forecasts,

-  description of corresponding action plans, including HR
and IT systems aspects,

-  specific information depending on the Group's priorities
-Ambition 2012.

This process enables Group Management to set targets that
are consistent with its ambitions.

Business Support and Development (BSD)
As indicated above, the Group has a decentralized
organization structured around seven business units.

AXA's Management Board maintains ongoing relationships
with all of these BUs through its BSD organization, which
reports back to Group Management on key projects being
considered or under way at business unit level.
Operating units draw up their strategic plans in accordance
with preset targets by the Management Board. The BSD teams
prepare these preset targets, send them to the business units and monitor BUs progress.

In addition, the BSD teams collect and review all the relevant information concerning the business model, the market position or any other issue that may be of interest to the Management
Board. The BSD teams pass on specific information to facilitate and monitor the execution of the strategic plan.

BSD officers also sit on boards of directors of main entities, and are involved in major BU projects, such as acquisitions, partnerships and restructuring.

RISK ASSESSMENT AND
MANAGEMENT

A sophisticated risk management process has been put in
place to ensure that the aforementioned objectives are met.

Corporate governance bodies
Management Board and Supervisory Board
AXA has a dual governance structure, consisting of a
Management Board and a Supervisory Board. To ensure
that Group business is actively managed between Quarterly
Business Reviews, the Management Board's six members meet
generally every week to discuss strategy and operations.

Each Management Board member is assigned responsibility
for some specific aspects of the Company's management,
including finance and control.

Executive Committee
In carrying out its duties, the Management Board is assisted by an Executive Committee, whose composition reflects the
Group's structure. It consists of:

-  the members of the Management Board,

-  the executives of main business units.

The Executive Committee meets quarterly as part of the QBR
process.

QBRs (Quarterly Business Reviews)
Quarterly Business Reviews are divided into two parts:

-  meetings between the Management Board and each
business unit,

-  a meeting attended by Executive Committee members.

In preparation for individual meetings with the Management
Board, each business unit provides the Board with formal
quarterly information updates on its performance, operational questions that are specific to it, and transversal issues.

In 2007, the following transversal issues were examined in
detail:

-  P&C segmented price elasticity,

-  "Accumulator" type business' development,

-  the "Passport 2012" implementation, a tool designed by
HR enabling each employee to formalize his contribution
to the strategic initiative Ambition 2012,

-  Winterthur integration,

-  expense management & productivity.

During the actual review meeting, the Management Board
compares the actual business and performance of each
business unit with the targets set out in the budget and in
the annual target letter. The business unit's performance is also assessed based on the market trends, the competitive
environment and regulatory issues. In this way, quarterly
business reviews enable the Management Board to monitor
operations on a regular basis.

QBRs also provide members of the Executive Committee with
regular and formal opportunities to meet and discuss the
Group's strategic priorities for the years to come, to develop action plans and monitor their execution.

In addition, members of the Executive Committee share their
local achievements during these meetings, and efforts are made to encourage the reuse of winning practices and success stories in areas touching on the business as well as on its people.

Further, the Executive Committee meeting is the venue for
discussion on actions that need to be taken to optimize Group operations.

Internal departments
Risk Management Department
The role of Risk Management is to identify, quantify and
manage the main risks to which AXA is exposed. To this end,
the Risk Management Department develops and deploys a
number of risk measurements, monitoring instruments and
methods, including a set of standardized stochastic modeling tools.

When appropriate, this work leads to the implementation
of decisions that affect the Group's risk profile, helping to reduce the volatility of AXA's earnings through improved
understanding of the risks taken and to optimize capital
allocation.

A central team, Group Risk Management (GRM), supported
by local risk management teams within each operating unit,
coordinates Risk Management for the Group. The types of risk covered include operating risks, asset and liability risks, and asset/liability mismatch risks. The principal control processes that fall under the responsibility of the Risk Management
Department are described below:

-  the local Risk Management Department carries out regular
reviews of the technical reserves established by Property
& Casualty and reinsurance operating units. GRM performs
regular reviews of models followed throughout the Group
in order to ensure the consistency between actuarial and
financial standards,

-  GRM conducts a decentralized review of risk-adjusted
pricing and profitability for new products prior to launch;
this review is centralized for variable annuity products with secondary guarantees, and submitted to the Management
Board,

-  the asset/liability management policy, in place at operating unit level, is monitored and controlled through an annual
detailed analysis of asset/liability matching. This work is
undertaken to validate the strategic allocations of invested assets. In addition, a quarterly reporting process is used
to monitor portfolio developments and detect deviations
from strategic asset allocations as well as with respect to
benchmarks determined with asset managers,

-  economic capital is estimated annually for each product
line and operating unit and then aggregated at the Group
level. This is one of the main uses of the stochastic
modeling tools developed and implemented by the GRM.
This work enables asset, liability and operational risks to
be modeled together,

-  GRM proposes annually to the Management Board, with the
support of AXA Cessions, the main features of the Property
& Casualty reinsurance coverage program of the Group,

-  credit and concentration risks in the Group's asset
portfolios (equities and bonds) are managed by the Risk
Management department and aggregated at the Group
level. GRM also monitors the corresponding exposures on
a monthly basis, and ensures that local operating units
comply with the concentration limits established by the
Group.

Summary findings are then presented to the Management
Board, for decision-making purposes when appropriate.
The Supervisory Board and the Audit Committee are also
informed.

Reinsurance - AXA Cessions
Property & Casualty reinsurance policy is implemented by
operating units with the help of AXA Cessions, a reinsurance company fully dedicated to servicing Group entities.
Operating units define their needs on the basis of cost
constraints and risk exposure reduction targets. With the
main exception of facultative reinsurance operations that
are ceded directly by entities to reinsurers, the majority of treaty reinsurance is ceded to AXA Cessions. AXA Cessions
has state of the art expertise, particularly in carrying out analysis of the Group's exposure to catastrophic risks. Its
role consists also in organizing intra-Group mutualization as well as the cession of some risks towards market reinsurers.
AXA Cessions manages re-insurer counterparty risk through
a Security Committee.

The involvement of AXA Cessions in the Life reinsurance
of AXA operating units is growing. As of today a minority
part of the Group's Life reinsurance cessions are handled
through AXA Cessions as per the Property & Casualty process
described above.

Internal Audit
Several years ago, the Group Audit Department set up a risk-
based planning process for local internal audit teams. The
aim of the risk-based planning process is to identify each
entity's risk exposure and to evaluate the internal control
systems that have been adopted in order to prevent and/or
limit the level of risks.

Determining the main risks faced by a business is a crucial
part of the internal audit planning process. It ensures that internal audit assignments focus on those areas of highest
risk. In addition, internal and external auditors hold meetings to exchange views on the risks that the Group faces and to
consider action plans by the business to mitigate risk.

Group Information System (IS) Department
A dedicated organization, Group IS Department, has been
set up to handle IT risks:

-  Group IS defines Group IT strategy and policy, in particular in relation to information security and IT governance,

-  AXA Technology Services (AXA Tech) is responsible for
supplying IT infrastructure service delivery (servers,
storage, desktops and telecoms) for 80% of the Group,

-  AXA Group Solutions offers AXA subsidiaries shared
IT support application solutions that are consistent with
the Group's general strategy,

-  the IT departments of local operating companies develop
and maintain the software used in the business; 20% of
them also manage their own IT infrastructures.

Group IS sets Information Security standards and monitors
their application.

The Management Board mandates the development and
publication of Information Security policy to the entities,
and is kept informed of implementation status.

Group IS works through Transversal Officers (TOs) to ensure
adequate reporting at Group Management level on strategic
or large-scale projects. The TOs report on implementation
status of Group IS strategy as well as the status of large
projects to the Group COO (Chief Operating Officer) and the
Group CFO (Chief Financial Officer) and maintain ongoing
relationships with all key operating units.

AXA Tech is responsible for ensuring that IT security policy is consistently and transparently implemented at the
infrastructure level, in cooperation with their clients, the operating companies.

Crisis Management and Business Continuity
At Group level, a dedicated team is responsible for defining standard regarding Crisis Management and Business
Continuity, and monitoring their implementation at local
level. In 2007, Crisis Management and Business Continuity
issues faced by AXA entities have been reviewed and this has led the Group team to develop a new ("second generation")
Business Continuity Maturity Model. The existing Standard for
Business Continuity has been rewritten, taking into account
Crisis Management and Crisis Communication aspects,
and the updated Crisis Management & Business Continuity
Standard is to be discussed and approved by the Management
Board in the course of 2008. Then, the updated Standard
and the Business Continuity Maturity Model will be rolled out across the Group in the second half of 2008.

Group Marketing
The Group Marketing Department works closely with
subsidiaries of the Group in seven areas: strategic marketing and customer insight, offer and innovation, quality of service, customer programs, distribution, brand, marketing business
plan and performance monitoring.

For each of these areas, the priority missions are described as below:

-  support Group strategy and develop a set of shared
methods, such as the program conducted with AXA
subsidiaries on service quality, the deployment of a
methodology known as Customer Value Management, and
the identification of significant sources of growth,

-  challenge AXA subsidiaries in their action plans design
and implementation through the drawing up of Marketing
Business Plans,

-  develop a set of key performance indicators, with the
aim of measuring Group and subsidiaries performance,
in particular for customer and distributor satisfaction,
as well as customer retention and distribution network
performance,

-  identify and capitalize on local best practices, knowledge and expertise to step up the pace of their broader adoption
within the Group, such as the measure of advertising
efficiency and the launch of a structure dedicated to the
third-party distribution).

Group Procurement Department
In order to reduce procurement costs and improve the
management of the relationship with its major suppliers and
vendors, AXA has set up a Group Procurement Department.
Its primary missions are to (i) develop procurement expertise based on the Group Procurement Standard within the main
operating units so as to build a talent pool of professional buyers, (ii) negotiate global agreements with suppliers and
vendors in compliance with the Standard, and (iii) reduce
the overall costs and risks by establishing contractual and
ethical standards.

The Management Board approves Group procurement
strategy and is kept informed on its implementation status.

Group Legal Department
(DJC - Direction Juridigue Centrale)
The Group Legal Department is responsible for identifying
and managing the significant legal risks to which the Group
is exposed. It provides expertise and advice on all significant corporate legal matters at the Group level and manages the
legal aspects of transactions undertaken by the Group as
well as significant litigation, regulatory, and compliance
matters. The Group Legal Department works closely with
the Legal Departments of AXA's principal subsidiaries on
legal, regulatory, and compliance matters impacting those
companies.

Finance and Control Department (DCFG)
The role of the DCFG is described in detail in paragraphs
"Monitoring of financial commitments" and "Management
of the Group financial structure".

Planning, Budget, Result and Central Department (PBRC)
The role of the Group's PBRC Department is described in detail in the paragraph "Consolidation Management, Reporting, and
Control over Financial and Accounting Information".

Control Procedures - Definition of Group's
procedures and standards
Compliance Guide
The Group Compliance and Ethics Guide was adopted by the
Management Board in 2004. The Guide applies to all Group
companies and employees, subject to compliance with local
legislation and is available on the Group website (www.axa.
com) under the heading "Corporate Governance".

The Guide was updated in 2005 and a new release
was communicated in March 2006 by the Group Chief
Financial Officer (CFO) to CEOs and Chief Financial Officers
(CFOs), heads of legal departments, of HR and of internal
communications throughout the Group together with local
implementation guidelines. Any problems encountered with,
local adaptation of the Guide due to legal requirements,
distribution, understanding or certification must be reported to Group relevant departments.

Anti-money laundering/Counter terrorist financing
and Anti-fraud procedures
AXA is firmly committed to combating money laundering and
terrorist financing and has maintained a Group AML Charter
since 2002. In line with this charter, each entity is required to introduce procedures based on certain general principles, on top of applicable local regulations, and to appoint an anti-money laundering officer. The "know your customer" principle is crucial in this respect, and is fundamental to all transactions. The Group
Charter is reviewed and adjusted on a regular basis by taking into account international legal and regulatory developments.

As far as the fight against internal fraud is concerned, a formal policy has been put into place and a network of correspondents dedicated to this task was set up in 2005. Internal fraud has been divided up into four specific categories: Fraudulent
Financial Reporting; Misappropriation of Assets; Improper or
Fraudulent Financial Activity; Senior Management Frauds.

The Group monitors internal frauds reported by entities on a semi-annual basis. The Group Internal Fraud Officer organizes annual training days for local Fraud Officers. In 2006, a Group-
led fraud assessment and review was conducted in the Group's major entities. In 2007, the entities reviewed their fraud risk assessments in light of new threats.

Monitoring of financial commitments
Financial commitments are monitored as part of the
consolidation process, under which each subsidiary transmits information to the PBRC (Plan Budget Resultat Centrale).

AXA's financial commitments fall into three main categories.

COLLATERAL, SECURITIES, PLEDGES AND
GUARANTEES
The collateral, securities, pledges and guarantees are
governed by the Supervisory Board's internal regulations,
which set notably an authorized annual limit, along with limits for each type of commitment. They are also subject to a
specific procedure. The DJC and the DCFG are responsible
for supervising these commitments and in particular for
analyzing their legal nature, arranging their prior validation by management, and monitoring their execution. Most of
these commitments are granted to subsidiaries to the ultimate benefit of third-parties, or relate to intra-Group loans.

DERIVATIVES INSTRUMENTS
For managing and optimizing interest rate and exchange rate
risk, the DCFG is authorized to use derivative instruments, mainly interest rate and currency swaps, options, caps and floors. These instruments, which may be either standard or structured, are used as part of strategies reviewed by the Supervisory Board's
Finance Committee. Persons authorized to commit the Company
and trade such transactions are listed in a book of signatures, available for distribution to bank counterparts.

The DCFG is organized in such a way as to separate the
responsibilities of the team in charge of initiating derivatives transactions from those of the team in charge of controlling related risks. The latter is in charge of publishing detailed set of reports, allowing consolidating and controlling interest rate and foreign exchange exposures. Furthermore, derivative transactions are valued on a daily basis by the Group, through an integrated trading, risk and operations management
software. Valuations are individually checked with an external banking source on a semi-annual basis.

Whenever a hedging strategy is implemented, the DCFG
is in charge, if needed, of establishing the necessary
documentation and efficiency testing for the hedging
instruments' classification.

OTHER COMMITMENTS
DCFG is responsible for managing liquidity risk. Therefore,
DCFG determines the required amount of committed credit
facilities needed by the Group to weather a liquidity crisis, and sets constraints on the debt maturity profile.

AXA remains constantly vigilant regarding contractual
documentation clauses that may be binding on the Group. This helps monitor that the AXA Group is not exposed to default
or early repayment clauses that may have a material adverse
effect on its consolidated financial position.

Information about off-balance sheet commitments can be
found in the appendix to the Company's annual financial
statements.

Management of the Group financial structure
The Supervisory Board's Finance Committee and the
Management Board are regularly informed by the CFO of
major projects and changes relating to the management of the
Group's consolidated financial position, and examine reports and forecasts periodically. These forecasts, together with
sensitivity analyses which factor in extreme financial market swing scenarii, are also updated monthly and presented as
part of the Group Management performance indicators.

In addition, the Finance Committee reviews the risk analysis methods, measurement standards and action plans that
allow the Group to maintain a solid financial position. It also determines the scope of action of the Management.

Working in close collaboration with local finance teams, the
DCFG (i) defines and manages subsidiaries' capital adeguacy,
(ii) defines and manages the Group's liquidity policy, and (iii)
coordinates and centralizes the Group's financing policy.

MONITORING GROUP AND SUBSIDIARY CAPITAL
ADEQUACY
Local solvency regulations
Each subsidiary's Finance Department is responsible for
producing regulatory information and for liaising with local regulators.

As part of the recurrent capital allocation process, each
subsidiary sends periodic reports to the DCFG including
actual and forecasted solvency positions, enabling the latter to verify the subsidiaries' capital adequacy with respect to local regulatory constraints.

In addition, subsidiaries carry out simulations that take into account their regulatory requirements using extreme scenarii concerning assets (market value of equities and interest
rate movements). These simulations are consolidated by
the DCFG, enabling the latter to measure each subsidiary's
financial flexibility.

Consolidated solvency
The Group is subject to regulations that require additional
monitoring for insurance companies. Consequently, the PBRC
Department calculates an adjusted solvency margin on the
basis of the Group's consolidated financial statements. This information is transmitted to the ACAM (the French insurance industry supervisory Commission).

The DCFG also maintains a three-year forecast of the
Group's consolidated solvency margin at all times, as well
as sensitivity analyses using extreme equity market and
interest rate scenarii.

LIQUIDITY RISK MONITORING AND MANAGEMENT
The liquidity risk is managed by AXA's various operating
units. The DCFG monitors this risk at the consolidated
level, carrying out standardized measurements of the
maturity of resources available to the Group. To this end,
the DCFG has devised formal principles for monitoring and
measuring resources, along with liquidity risk management
standards:

-  liquidity is managed centrally and conservatively by the
DCFG, through a significant amount of unused confirmed
medium-term credit facilities maintained as a back-up at
all times, and using long-term and mainly subordinated
debt resources,

-  "GIE AXA Tresorerie Europe", an inter-company partnership
(GIE), carries out centralized cash management for AXA
operating units in the Euro zone, using Group standards
designed to ensure liquidity due to the profile of invested
assets, particularly through the ownership of a significant
portfolio of assets defined as eligible by the European
Central Bank(ECB),

-  a liquidity contingency plan at the Group level also provides
AXA with the ability to withstand a liquidity crisis.

GROUP FINANCING POLICY AND MANAGEMENT
OF CONSOLIDATED DEBT
To ensure that the Group has ample financial flexibility, the
DCFG liaises with AXA subsidiaries to coordinate consolidated debt, and also manages this debt in terms of interest rate and exchange rate risk. The DCFG has devised formal principles
for managing and measuring resources in terms of interest
rate and exchange rate risk, with the aim of maintaining
a standardized consolidated position. To this end, it relies on information transmitted by subsidiaries. An accounting
reconciliation is carried out at the end of each half-year
period.

The structure of financial resources and debt ratios are
managed to ensure that they remain compatible with the
Group's financial strength rating targets, even in adverse
circumstances of rising interest rates, declining equity
markets and falling profits. The structure of financial
resources, as well as the repayment schedule and debt
service costs, is managed on the basis of a three-year plan.

Evaluation and Testing of Internal Controls
The Group conducts an annual evaluation of the effectiveness of its internal control over financial reporting and its
disclosure controls and procedures. This evaluation is
designed to support annual certifications required to be filed with the United States Securities and Exchange Commission
(SEC) by AXA's Chief Executive Officer and Chief Financial
Officer under Sections 302,906 and 404 of the US Sarbanes-
Oxley Act (SOX). AXA is subject to SOX as a result of its
listing on the New York Stock Exchange. For the year ended
December 31,2006, Management concluded that the design
and operation of the Group's internal control over financial reporting were effective as of December 31, 2006 based on
criteria established in COSO and that the Group's disclosure controls ans procedures were also effective at that date.

PricewaterhouseCoopers, AXA's financial statement auditor
for its accounts filed with the SEC, delivered an unqualified
"integrated audit" opinion on the Group's consolidated financial statements and internal control over financial reporting for the year ended December 31,2006. PwC's "integrated audit"
opinion can be found in Item 18 of the Group's 2006 Annual
Report on Form 20-F filed with the SEC.

INFORMATION AND COMMUNICATION

Investor Relations
The quality of financial and accounting information depends
upon the production, review and validation of financial
information between the different services of the Group
Finance Department, and on the principle of having a
single source of information. With very few exceptions, all
financial information reported by the Group comes from
the PBRC Department. Exceptions arise occasionally when
the financial markets request management information that
does not originate from the Group's accounting and financial consolidation systems.

Financial and accounting information is monitored in
different ways depending on the medium used, with the aim
of enhancing disclosures in both qualitative and quantitative terms:

Financial communication media (press releases, press and financial market presentations, etc.)
Information issued via these media is produced by the Investor
Relations Department, and is intended to give a clear and
intelligible overview of the Group's business and operations
(e.g., earnings release, merger and acquisition, financing...).
Key announcements are reviewed and validated by the Finance
Department and the Legal Department prior to submission for
approval to the Management Board. Press releases concerning
financial statements are reviewed by the Supervisory Board.
The External Auditors also review press releases concerning
annual and half-year accounts closings.

The Group Financial Communications Department coordinates
relations with analysts and with AXA Group investors.

Annual Report (Document de Référence)
Several departments within AXA (Investor Relations, Internal
Communications and Group Legal) are involved in preparing
the Annual Report. The PBRC Department coordinates
its preparation and ensures the overall consistency of
information. Each contributor works to ensure that the
Annual Report complies with standards and is clear. The
Annual Report is reviewed by the Management Board.

All information contained in these legal documents is
also audited by the External Auditors in accordance with
professional standards applicable in France.

Communications and Sustainable Development
The Communications and Sustainable Development (CSD)
Department defines the Group policy and monitors its
roll out worldwide in terms of internal communications,
press relations (policy, tools and support), sustainable
development, communications to individual shareholders and

corporate philanthropy. CSD has the necessary resources
to release accurate, time sensitive and reliable information and to manage any image impairment risk. In addition,
CSD ensures that information flows smoothly and is shared
throughout the Group. To achieve this aim, it uses a variety of media, including but not limited to, internet and intranet, document databases, periodic in-house publications, and
relies on its internal correspondent network and information processes.

ONGOING ASSESSMENT, MONITORING
AND IMPROVEMENT OF INTERNAL
CONTROL PROCEDURES

Evaluating corporate governance structures
The Supervisory Board and some of its specialized Sub-
Committees use regular self-assessment as a means to
improve performance. The procedures used to evaluate
the Supervisory Board and its Committees are described in
the first section of this report. In accordance with the law, the Supervisory Board exerts a permanent control on the
Management Board.

Group Audit
Role
The Group Audit Department works on behalf of the
Management Board and the Audit Committee to assess the
effectiveness and efficiency of the Group's control systems.
All Group subsidiaries, companies, activities and projects fall within its scope.

The Group Audit Department operates in accordance with
a Charter approved by the Management Board and Audit
Committee.

The internal audit profession has its own international
organization, the Institute of Internal Auditors (IIA), which has drawn up a set of international standards governing practice.
These standards have been recognized by regulators and
adopted by the Group Audit Department, for application
globally.

Organization and resources
AXA's internal audit organization is structured around
a central Group Audit Department that coordinates and
supervises the Group's overall internal audit process and
capability, and internal audit teams set up within Group
subsidiaries. The Group Audit Department operates mainly
through:

-  management of internal audit teams within operating
units,

-  strategic and transversal internal audit assignments.

The head of the Group Audit Department reports to the
Chairman of AXA's Management Board (with a functional
reporting line to AXA's Chief Financial Officer) and also has a direct and regular contact with the Chairman of AXA's Audit
Committee.

Local internal audit teams are placed under the responsibility of a Chief Audit Executive, who reports directly to the

local Chief Executive Officer or Chief Financial Officer or
a member of the local Executive Committee, and also to the
local internal audit committee. These local teams also have
a reporting line to the Group Audit Department.

Scope of operations
The Group Audit Department fulfills its responsibilities as
follows:

-  coordinating internal audit teams, through establishing
internal audit directives and standards, the annual risk-
based audit process, and by monitoring the quality of work
completed,

-  ensuring that adequate resources are made available to
internal audit teams, and monitors on an annual basis the
internal audit teams' performance and coverage,

-  carrying out strategic and transversal internal audits,
which are intended to determine whether the local
business management is effectively fulfilling their
planning, organizational, governance and supervisory
roles. These audit assignments are carried out exclusively
in accordance with the written instructions of the Chairman
of the Management Board.

Local internal audit teams focus mainly on identifying the
key risks facing their business units, and on evaluating the design and operation of associated controls.

Monitoring audit recommendations
Audit assignments generally culminate in a report with a
set of recommendations for the audited unit or business. All
Internal Audit teams in the Group report the major findings
and action plans to their local executive management and
their local Audit Committee.

Group Audit recommendations and related action plans are
subject to regular monitoring, the results of which are submitted to the Management Board and Audit Committee for review.

The Audit Committees in the Group play a strong role in
monitoring the plans, staffing and reporting from the local
Internal Audit teams.

AXA Way
In 2002, AXA launched AXA Way, its continuous process
improvement program designed to optimize customer service
quality, increase market share and develop distribution.
A central unit, at Group level, is in charge of managing a
common methodology, defining standards, setting up global
targets, tracking and monitoring the projects. This unit is also responsible for training local AXA Way teams.

Local operating units develop AXA Way projects with the
support of an AXA Way Leader, and the sponsoring of a
local Chief AXA Way Officer (who is also a member of the
Executive Committee). While these projects are carried
out on the basis of the aforementioned Group method, it is
sufficiently flexible and can be adapted to take local issues into account.

Since the launch of AXA strategic initiative Ambition 2012
in 2005, AXA Way has been enabling the Differentiation
Strategy, aiming to make of AXA the preferred company.
Key strategic processes have been identified, action plans

have been set up and all AXA Way teams are highly engaged
to raise the service quality level for exceeding our Customer expectations.

"Scope" survey to the Group's employees
Since 1993, AXA has conducted periodic surveys that
encourage employees to express their views on what it is
like to work for AXA. Survey findings are communicated to all
AXA employees, and serve as the basis of a formal dialogue
with management that leads to the development of targeted
action plans. A summary of the process and resulting plans
are reviewed by the Management Board. In 2002, the Scope
survey process became an annual event.

Major incident reporting system
In accordance with the AXA Compliance Guide, AXA
employees may submit any concerns they may have regarding
issues related to accounting, internal control, auditing or
fraud directly to the Chairman of AXA's Audit Committee.
AXA employees also have the option of speaking with their
supervisor, or with a representative of their HR, Legal or
Compliance Department or the AXA Legal Department.

In late 2005, the CNIL (Commission Nationale de
l'informatique et des Libertes) adopted and published
guidelines on whistle-blowing hotlines that set forth its
position on the matter. AXA conducted a review of its own
major incident reporting system to ensure compliance with
the CNIL guidelines.

CONSOLIDATION MANAGEMENT,
REPORTING, AND CONTROL OVER
FINANCIAL AND ACCOUNTING
INFORMATION

Principles
The PBRC (Planning, Budgets, Results and Central) Department
within the Group Finance Department is responsible for
consolidation, management reporting and control over financial and accounting information. It works with local PBR units within the finance departments of Group subsidiaries. PBRC policies and procedures allow an adeguate monitoring and supervision
at the decentralized locations.

The PBRC's role encompasses:

-  establishing and distributing consolidation standards and
Group reporting standards, and managing the worldwide
network of PBR teams,

-  managing the Group's economic and accounting reporting
system,

-  managing and coordinating the Group's accounts' into IFRS,

-  coordinating the production of AXA's Document de
Référence filed with the AMF,

-  coordinating AXA's Form 20-F filed with the SEC,

-  developing and using management control tools,

-  analyzing quantitative data on Group business and results, and key performance indicators,

-  liaising with the External Auditors (independent
accountants) and contributing to Audit Committee
meetings as required.

Financial and accounting information is consolidated within
the Finance Department in accordance with International
Financial Reporting Standards (IFRS) as adopted by the
European Union. As it relates to the financial statements
included in this Annual Report, there is no difference between
IFRS as adopted by the E.U. and IFRS as adopted by the
International Accounting Standard Board.

Respective responsibilities of the local and
central PBR Departments
The subsidiaries are responsible for the consolidation
and the control of the financial information produced in
their consolidation sub-group whereas PBRC reviews this
information and produces the Group's consolidated financial
statements and related summaries at Group level.

The role of the PBRC in this process is as follows:

-  upstream of the consolidation and control process, it
is responsible for the information transmission system -
comprised of the consolidation system, consolidation
guidelines, reporting guidelines and guidelines for measuring embedded value - and for issuing instructions to subsidiaries,

-  downstream of the consolidation and control process,
it is responsible for reviewing financial and accounting
information produced by subsidiaries, and for producing the
various outputs, including the Document de Référence,

-  it is also responsible for monitoring and resolving technical accounting issues specific to the Company and the
entities.

The consolidation system is managed and updated by a
dedicated team. Financial accounting data that comply
with the Group's accounting standards and that reflect
consolidation rules under IFRS accounting standards are
entered into the system locally.

This system is also used to deliver the management reporting information used to produce an economic perspective on the
consolidated financial statements. The process through which this management reporting information is produced and
validated is the same as that used to prepare consolidated
financial information.

Group accounting standards, which are consistent with
accounting and regulatory principles for consolidated financial statements, are set forth in the AXA Group Consolidation
Guidelines. Updated regularly by PBRC experts, these guidelines are submitted to AXA's independent auditors for review and
validation before being made available to AXA subsidiaries.

Control mechanisms
As indicated in the previous paragraph, AXA subsidiaries are responsible for controlling the financial information produced locally for consolidation purposes. In this respect, the CFO of each entity sign offs on the accuracy of consolidated figures reported through Magnitude (consolidation tool of the Group)
and their compliance with both the Group accounting manual
and instructions.

Moreover, the review and analysis of financial and accounting information, which is consolidated using the aforementioned
system and accompanied by comments from subsidiaries that
make up the various consolidation sub-groups, are carried

out by teams that liaise with subsidiaries on a full-time basis.
In particular, these teams review:

-  restatements of local GAAP to comply with Group
Standards and consolidation principles,

-  all items in the financial statements, including:

• information provided to the Investor Relations
Department,

• notes to the consolidated financial statements,

• all additional information to the notes and published in
the Group's interim and annual report,

-  the analysis of results, shareholders' equity and the main balance sheet items,

-  the activity and management reports.

This organization is used for all AXA Group publications,
i.e. interim and annual consolidated financial statements,
quarterly revenue releases, and an annual statement of
embedded value.

In all cases, the procedures are those described above, along with close collaboration with the Statutory Auditors of the
Group, which generally work as follows:

-  all changes in accounting standards are anticipated in
collaboration with AXA's accountants and its statutory
auditors and implemented after approval adopted by the
internal accountants, as well as the statutory auditors,

-  the main audit issues are addressed and resolved in
the phase prior to accounts closing through "clearance
meetings" with local and central statutory auditors, and
local and central finance teams,

-  the principal options for closing the consolidated accounts are presented to the Management Board and then to the
Audit Committee,

-  the auditing of financial and accounting data is finalized at the accounts closing stage in meetings attended by local

and central finance teams, as well as local and central
statutory auditors who present the outcome of their audit
work.

Other information
Along with work relating to the preparation of financial
statements, the PBRC Department produces monthly activity
reports, quarterly profitability reports and one half-year
and two full-year sets of forecasts for internal use, and
consolidates the financial data contained in the budget and
the strategic plan. The PBRC team and the statutory auditors identify risks and validate the proposed accounting principles and accounts closing options, working on both annual and
half-year financial statements.

CONCLUSION

By implementing the aforementioned structures of corporate
governance and human resources, as well as the internal
departments, procedures and standards described above,
AXA has set up an internal control system that is considered as being adapted to the risks of its business.

Naturally, this system is not foolproof. However, it does
constitute a robust control structure for a global organization such as AXA.

Neither the control environment nor the control system is
static. Consequently, AXA remains attentive to changes in
this area, so that continuous improvements can be made to
its own internal control system.

PART 3 > COMPENSATION

For information on the principles and the rules adopted
by the Supervisory Board in order to determine the
compensation and the advantages granted to the
corporate officers please see Part III - "Corporate

governance, executive compensation, major shareholders and related matters", "Full disclosure on executive and employees compensation and share in capital" Section 3.2 of this Annual Report.

PricewaterhouseCoopers Audit 63, rue de Villiers 92208 Neuilly-sur-Seine Cedex	Mazars & Guerard 61, rue Henri Regnault 92400 Courbevoie

Report of the Statutory Auditors, prepared in compliance with the Article L.225-235 of the French Commercial Code, on the report prepared by the Chairman of the AXA Supervisory Board pertaining to the internal control procedures relating to the preparation and treatment of financial and accounting information

(For the year ended December 31, 2007)

This is a free translation into English of the Statutory Auditors' report issued in French and is provided solely for the convenience of English readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders of AXA
25, avenue Matignon
75008 Paris

In our capacity as Statutory Auditors of AXA, and in compliance with the requirements of the Article L.225-235 of the French
Commercial Code, we hereby submit our report on the report
prepared by the Chairman of the Supervisory Board of your
Company pursuant to Article L.225-68 of the aforementioned
Code, for the year ended December 31, 2007.

It is the role of the Chairman of the Supervisory Board to
give an account, in his report, notably of the conditions in which the duties of the Supervisory Board are prepared
and organized and of the internal control procedures in
place within the company. It is our responsibility to report to you our observations on the information set out in the
Chairman's report on the internal control procedures
relating to the preparation and processing of financial and
accounting information to establish the consolidated financial statements in accordance with IFRS, as adopted by the
European Union.

We performed our procedures in accordance with professional
standards applicable in France. These require us to perform
procedures to assess the fairness of the information set out in the Chairman's report on the internal control procedures
relating to the preparation and processing of financial and
accounting information to prepare the consolidated financial statements in accordance with IFRS, as adopted by the
European Union. These procedures notably consisted of:

-  Reviewing the internal control procedures pertaining to
the preparation and treatment of accounting and financial
information used to establish the consolidated financial
statements in accordance with IFRS, as adopted by the
European Union, and underlying the information disclosed in
the Chairman's report and in the existing documentation;

-  Reviewing the work serving as the basis for the information and data provided in this report and the existing
documentation;

-  Assessing if the potential material deficiencies of internal control procedures relating to the preparation and
processing of financial and accounting information that
we may have identified in the course of our mission are
appropriately disclosed in the Chairman's report.

On the basis of these procedures, we have no matter to report in connection with the information contained in the report of the Chairman of the Supervisory Board, which was prepared
in accordance with the requirements of Article L.225-68 of
the French Commercial Code, relating to the internal control procedures applied within the Company in connection with the preparation and treatment of accounting and financial information used to establish the consolidated financial statements in
accordance with IFRS, as adopted by the European Union.

Neuilly-sur-Seine and Courbevoie, March 25, 2008

The Statutory Auditors

PricewaterhouseCoopers Audit Yves Nicolas - Eric Dupont	Mazars & Guerard Patrick de Cambourg - Jean-Claude Pauly

> APPENDIX II

OTHER LEGAL INFORMATION

ANNUAL INFORMATION DOCUMENT Pursuant to Article 222-7 of the AMF General Regulations, the table below sets forth all information published or otherwise made public by the Company over of the previous twelve months, in one or more States that are party to the
Agreement on the European Economic Area (EEA) or in one
or more countries outside the EEA in order to fulfill the legal or regulatory obligations in those countries with respect to financial instruments, issuers of financial instruments or
financial markets.

Information published over the previous 12 months	Where the information can be obtained

Press releases (a)	www.amf-france.org
www.axa.com
AXA1Q07 revenues up 34%, driven by strong organic growth and Winterthur integration (05/10/2007)
AXA 2007 annual Shareholders' Meeting approves all resolutions, of which: free shares attribution plan to all AXA employees as part of the Company wide project Ambition 2012, appointment of two new directors, Jean-Martin Folz and Giuseppe Mussari (05/14/2007)
AXA has completed the sale of Winterthur's US property & casualty insurance operations (06/01/2007)
AXA to sell its Dutch operations to SNS Reaal for €1,750 million (06/04/2007)
AXA launches its second securitization of motor insurance risks on a Pan-European portfolio
(06/04/2007)
AXA and BNP Paribas to join forces on the Ukrainian property & casualty insurance market (06/08/2007)
AXA to hold today an investor conference on AllianceBernstein and AXA UK activities (06/21/2007)
AXA allocates 50 free shares to all AXA employees worldwide (07/02/2007)
AXA announces the success of its second securitization of motor insurance risk (07/06/2007)
AXA to sell its operations in Taiwan to China Life Insurance Co. Ltd (07/25/2007)
AXA and BNP Paribas extend their partnership to take the 3rd place on the Ukrainian property & casualty insurance market (07/27/2007)
Strong first half 2007 performance (08/09/2007)
AXA launches its 2007 employee share offering (Shareplan 2007) (08/20/2007)
AXA has completed the sale of its Dutch insurance operations (09/06/2007)
AXA and Bao Minh Insurance enter into a strategic partnership in the Vietnamese insurance market
(09/12/2007)
AXA announces the subscription prices for 2007 employee share offering (Shareplan 2007)
(09/18/2007)
AXA joins the Dow Jones Sustainability STOXX and World Indices (09/19/2007)
AXA launches €100 million research fund to promote academic research (10/10/2007)
The climatic challenge: businesses spring into action! (10/18/2007)
AXA and BMPS finalize their partnership agreement on the Italian financial protection market
(10/19/2007)
Filing of AXA's Annual Report on Form 20-F for the year ended December 31,2006 (10/29/2007)
9M07 activity indicators confirm AXA's sustained growth momentum (11/08/2007)
AXA reinforces its partnership with BMPS (11/09/2007)
AXA to hold today in Paris its investor conference on Ambition 2012 (11/13/2007)
Renewed success of AXA employee share offering in 2007: total subscription up by 47% (11/29/2007)

(a) Press releases issued prior to May 10, 2007 were listed in the Annual Information Document of AXA's FY 2006 Annual Report.

Information published over the previous 12 months	Where the information can be obtained
AXA creates AXA Bank Europe to enhance the coordination of AXA's European retail banking operations
(12/03/2007)
AXA to take a stake in Russia's 2nd largest insurer Reso Garantia (12/21/2007)
AXA records very strong FY07 top line growth (01/31/2008)
Appointments: Group IT, AXA Technology Services, Central & Eastern Europe Region (01/31/2008)
AXA to buy-out Oyak's 50% stake in AXA Oyak, Turkey's 2nd largest insurer (02/06/2008)
AXA acquires leading Mexican insurer ING Seguros (02/12/2008)
Appointment release: AXA recruits a new brand Director (02/21/2008)
AXA records solid performance in full year 2007 (02/28/2008)
Chair of the AXA Supervisory Board (02/28/2008)
Appointment release: appointments at AXA Mediterranean Region (03/04/2008)
Appointment release: appointment in Mexico (03/05/2008)
AXA Research Fund: applications open and financing available (03/18/2008)
Bulletin of Required Legal Notices Publications (BALO)	www.journal-officiel.gouv.fr
2006 Annual Financial Statements before Shareholders' Meeting (04/25/2007)
Turnover 1st quarter of 2007 (05/14/2007)
2006 Annual Financial Statements after Shareholders' Meeting (06/01/2007)
Turnover 2nd quarter of 2007 (08/13/2007)
2007 Half Year Financial Statements (10/15/2007)
Turnover 3rd quarter of 2007 (11/12/2007)
Turnover 4th quarter of 2007 (02/04/2008)
Notice of Meeting (Shareholders' Meeting to be held on 04/22/2008) (02/29/2008)
Documents filed with the Trade Registry (Greffe)	www.infogreffe.fr
Extract of the minutes of the Shareholders' Meeting of 05/14/2006 regarding the appointment of new members of the Supervisory Board (06/18/2007)
Bylaws as at 05/14/2007 (06/04/2007)
Extract of the minutes of the Shareholders' Meeting of 05/14/2006 regarding the modifications of the Bylaws (06/04/2007)
Bylaws as at 07/16/2007 (07/06/2007)
Extract of the minutes of the Management Board of 07/16/2007 regarding the increase of the share capital (07/26/2007)
Bylaws as at 11/28/2007 (12/07/2007)
Extract of the minutes of the Management Board of 11/28/2007 regarding the increase of the share capital (12/07/2007)
Bylaws as at 12/17/2007 (12/26/2007)
Extract of the minutes of the Management Board of 07/17/2007 regarding the decrease of the share capital (12/26/2007)
Extract of the minutes of the Management Board of 01/07/2008 regarding the increase of the share capital (02/01/2008)
Decision of the Chairman of the Management Board of 01/24/2008 regarding the increase of the share capital (02/01/2008)
Bylaws as at 01/24/2008 (02/01/2008)
Documents at the disposal of the Shareholders	Headquarters of the Company 25, avenue Matignon 75008 Paris - France
Ordinary and Extraordinary General Meeting - May 14, 2007
copy of the "BALO dated March 14,2007 containing the Notice of Meeting dated April 6,2007 and a copy of a Legal Advertisement Newspaper "La Gazette du Palais" dated April 7, 2007 containing the Notice of Convening
A copy of the convening file sent to the shareholders as well as all documents at the disposal of the shareholders (R.225-81 and R.225-86)
Copies and acknowledgement of receipts of the recorded delivery letters sent to Statutory Auditors

Information published over the previous 12 months		Where the information can be obtained
The attendance sheet signed by the present members
The shareholders' proxies to a person
The vote by correspondence
The 2006 financial statements ("BALO" dated April 25, 2007)
The Management Board Report
The Report of the Chairman of the Supervisory Board
The Supervisory Board comments on the Management Board Report and on the 2006 financial statements	;
The Auditors' reports
The projects of resolutions
A copy of the bylaws
Transactions on AXA shares		www.axa.com www.amf-france.org
Disclosure of trading in the Company's shares by members of the Management Board and the Supervisory Board
01/03/2007 Kip Condron	09/25/2007 Jacques Tabourot
01/12/2007 Kip Condron	09/28/2007 Henri de Castries
01/25/2007 Leo Apotheker	10/01/2007 François Pierson
02/23/2007 Norbert Dentressangle	10/01/2007 Denis Duverne
02/27/2007 Norbert Dentressangle	10/12/2007 Henri de Castries
03/26/2007 Alfred Bouckaert	10/30/2007 Jacques Tabourot
03/26/2007 Kip Condron	11/15/2007 Denis Duverne
03/29/2007 Kip Condron	11/28/2007 Henri de Castries
03/29/2007 Alfred Bouckaert	11/28/2007 Kip Condron
04/21/2007 Denis Duverne	11/28/2007 Alfred Bouckaert
04/21/2007 Francois Pierson	11/28/2007 Claude Brunet
04/21/2007 Henri de Castries	11/28/2007 Denis Duverne
04/21/2007 Claude Brunet	11/28/2007 Claude Bébéar
05/09/2007 Jacques Tabourot	11/28/2007 Jacques Tabourot
06/14/2007 Denis Duverne	12/14/2007 Claude Bébéar
06/15/2007 Claude Bébéar	12/14/2007 Denis Duverne
07/02/2007 Francois Pierson	12/14/2007 Henri de Castries
08/10/2007 Norbert Dentressangle	12/17/2007 Denis Duverne
09/06/2007 Denis Duverne	12/17/2007 Claude Brunet
09/20/2007 Claude Brunet	12/17/2007 Henri de Castries
09/24/2007 Denis Duverne	02/08/2008 Claude Bébéar
09/24/2007 Henri de Castries	03/14/2008 Francois Pierson
Disclosure of trading in own shares by the Company
From April 2 to April 3, 2007	From August 20 to August 24, 2007
From April 16 to April 20, 2007	From August 27 to August 31, 2007
From April 23 to April 27,2007	From September 3 to September 7, 2007
From April 30 to May 4, 2007	From September 10 to September 14, 2007
From May 7 to May 11, 2007	From September 17 to September 21, 2007
From June 4 to June 8, 2007	From September 24 to September 27, 2007
From June 11 to June 13, 2007	From November 14 to November 16, 2007
From August 9 to August 10, 2007	On November 19, 2007
From August 13 to August 17, 2007	On December 28,2007

Information published over the previous 12 months	Where the information can be obtained
Six month reports on AXA's liquidity agreement
As of June 30, 2007 As of December 31, 2007
Disclosures of share ownership thresholds	www.amf-france.org
-
Official public notice of shareholders' agreement clauses	www.amf-france.org
-
Documents published abroad (20-F / 6-K)	www.sec.gov
Form 6-K for May 2007: Press Release issued on May 10, 2007 by AXA, announcing its first quarter revenues
Form 6-K for June 2007: Press Release issued on June 4,2007 by AXA, announcing the sale of its principal Dutch insurance operations to SNS Reaal
Free Translation of AXA's French Document de Référence for the year ended December 31, 2006 filed with the AMF (the French stock exchange regulatory authority) on April 20, 2007
Form 20-F (submitted as June 28, 2007)
Form 6-K for August 2007: Press Release issued on August 9, 2007 by AXA, announcing first half 2007 performance
Form 6-K for November 2007: Press Release issued on November 8, 2007 by AXA, announcing first nine months 2007 activity indicators
Press Release issued on November 13, 2007 by AXA, announcing the investor conference on Ambition 2012 to be held on November 13, 2007
Form 6-K for January 2008: Press Release issued on January 31, 2008 by AXA, announcing its full year 2007 activity indicators
Form 6-K for February 2008: Press Release issued on February 28, 2008 by AXA, announcing its consolidated earnings for the full year 2007

DOCUMENTS PERTAINING
TO THE COMPANY

The following documents may be consulted at the AXA Group

Legal Department located 21, avenue Matignon - 75008 Paris

(France) during normal business hours in 2008 and in 2009

until the filing of AXA's next Annual Report (Document de

Référence):

- The Bylaws of the Company;

-  The reports and other documents prepared by any expert
at the Company's request, any part of which is included
onto or referred to in this Annual Report;

-   The parent Company financial statements as well as the
consolidated financial statements of the Company for each
of the two financial years preceding the publication of this
Annual Report.

> APPENDIX III

Statement of the person responsible
for the Annual Report
(Document de Référence)

STATEMENT OF THE PERSON RESPONSIBLE

I, the undersigned, having taken all reasonable care to ensure that such is the case, hereby certify that the information
contain in this Annual Report (Document de Référence) is, to the best of my knowledge, in accordance with the facts and
contains no material omission likely to affect this import.

I confirm that, to the best of my knowledge, the financial
statements have been drawn up in accordance with applicable
accounting standards and accurately show the position
of the assets and liabilities, the financial position and the profit or loss of the Company and of all businesses and
firms included within the scope of the consolidated Group,
and that the Management Report, the various sections of

which are mentioned on page 473 of the present Annual
Report, accurately reflects the evolution of the business,
the results and the financial position of the Company and
of all businesses and firms included within the scope of
the consolidated Group, and describes the main risks and
contingencies which they are faced with.

The Statutory Auditors have provided me with a letter of
completion of assignment, whereby they state that they have
verified the information relating to the financial position and the financial statements contained in this document, and that they have perused the entire document.

Paris, March 28,2008

Henri de Castries
Chairman of the Management Board

PERSON RESPONSIBLE FOR FINANCIAL INFORMATION

Denis Duverne
Member of the Management Board,
Group Chief Financial Officer

AXA
25, avenue Matignon, 75008 Paris

> APPENDIX IV

Statutory Auditors

The Statutory Auditors are:

INCUMBENT AUDITORS

PRICEWATERHOUSECOOPERS AUDIT:
63, rue de Villiers - 92208 Neuilly-sur-Seine, represented
by Mr. Yves Nicolas and Mr. Eric Dupont, first appointed on
February 28,1989. The current appointment is for a term of
6 years, until the Annual General Meeting of the shareholders called to approve the financial statements for the fiscal
year 2011.

Membership in a professional body:
PricewaterhouseCoopers Audit is registered as an
independent auditor with the Compagnie Régionale des
Commissaires aux Comptes de Versailles.

MAZARS & GUÉRARD:
Exaltis - 61, rue Henri Régnault - 92075 Paris-La Defense
Cedex, represented by Mr. Patrick de Cambourg and
Mr. Jean-Claude Pauly, first appointed on June 8,1994. The
current appointment is for a term of 6 years, until the Annual
General Meeting of the shareholders called to approve the
financial statements for the fiscal year 2009.

Membership in a professional body:
Mazars & Guérard is registered as an independent auditor
with the Compagnie Régionale des Commissaires aux
Comptes de Paris.

ALTERNATE AUDITORS

Mr. Patrick Frotiée: 63, rue de Villiers - 92208 Neuilly-
sur-Seine, first appointed on May 17, 1995. The current
appointment is for a term of 6 years, until the Annual General
Meeting of the shareholders called to approve the financial
statements for the fiscal year 2011.

Mr. Jean Louis Simon: Exaltis - 61, rue Henri Régnault -
92075 Paris-La Defense Cedex, first appointed on April 21,
2004. The current appointment is for a term of 6 years, until the Annual General Meeting of the shareholders called to
approve the financial statements for the fiscal year 2009.

FEES PAID TO STATUTORY AUDITORS IN 2007 AND 2006

Pursuant to Article 222-8 of the AMF General Regulations,
the table below shows the fee amounts paid by AXA to each
of the statutory auditors in charge of auditing the Group's
financial statements, distinguishing between the fees for, on the one hand, the legal mission of statutory auditors of the statements, as well as the diligence directly related to them, and, on the other hand, for other services.

	Amounts (before VAT)
	2007	2006
Audit
Statutory audit and certification examination of local and consolidated financial statements	43,969	48,417
Parent company (AXA SA)	3,214	4,520
Fully consolidated subsidiaries	40,755	43,897
Other diligences and services directly related to the statutory auditors' mission	4,521	5,718
Parent company (AXA SA)	326	1,057
Fully consolidated subsidiaries	4,195	4,661
Sub-total	48,490	54,134
Other services rendered by the networks to the fully integrated subsidiaries
Legal, tax and employment consulting	4,796	4,474
Other	457	242
Sub-total	5,253	4,717
TOTAL	53,743	58,851
Affiliated Companies/Mutual funds	10,571	8,930
TOTAL	64,314	67,781

					(in Euro thousand)
PricewaterhouseCoopers		Mazars & Guérard
	%	Amounts (before VAT)%
2007	2006	2007	2006	2007	2006
82%	82%	7,160	4,830	91%	89%
6%	8%	571	756	7%	14%
76%	75%	6,589	4,074	84%	75%
8%	10%	296	355	4%	7%
1%	2%		258	0%	5%
8%	8%	296	97	4%	2%
90%	92%	7,455	5,185	95%	95%

9%	8%	52	33	1%	1%
1%	0%	330	233	4%	4%
10%	8%	382	266	5%	5%
100%	100%	7,837	5,451	100%	100%
		1,297	1,635
		9,134	7,086

> APPENDIX V

Financial authorizations

VALID FINANCIAL AUTHORIZATIONS TO ISSUE SHARES OR OTHER TYPE OF
SECURITIES AS OF DECEMBER 31, 2007

The authorizations to issue shares or other type of securities that were valid as of December 31, 2007 are summarized in the tables below:

Issues with preferential subscription rights granted to shareholders
Securities	Maximum nominal amount in case of debt instruments issuance in Euro	Maximum nominal amount of the capital increase in Euro	Term	Expiration
Capitalization of reserves, earnings or premiums	-	1 billion(a)	26 months	July 14, 2009
Ordinary shares and other securities granting a claim to shares of the Company through subscription, conversion, exchange, redemption, presentation of a warrant or otherwise (d)	6 billion(b)	1.5 billion(c)	26 months	July 14, 2009

Issues without preferential subscription rights granted to shareholders
Securities	Maximum nominal amount in case of debt instruments issuance in Euro	Maximum nominal amount of the capital increase in Euro	Term	Expiration
Ordinary shares or securities granting a claim to shares of the Company at maturity through subscription, conversion, exchange, redemption, presentation of a warrant or otherwise(d)	6 billion(b)	1 billion(c)	26 months	July 14, 2009
Shares or other securities giving access to the capital, reserved for employees	-	150 million(a)	26 months	July 14, 2009
Performance shares (actions gratuites)	-	0.5% of the share capital(e)	38 months	June 20, 2008
Restricted shares (actions gratuites) Ambition 2012 Plan(f)	-	0.7% of the share capital(g)	38 months	July 14, 2010
Shares issued in connection with the exercise of stock options	-	2.5% of the share capital(h)	38 months	June 20, 2008

(a) Independent ceiling.

(b) The aggregate nominal value of debt instruments associated with the issue of securities with or without preferential subscription rights may not exceed the global upper limit of €6 billion. This upper limit is separate and distinct from the amount of the securities that give the right to grant debt securities with no claim to the share capital of the Company (ceiling of €2 billion).

(c) The aggregate nominal value of the capital increase with or without preferential subscription rights may not exceed the global upper limit of €1.5 billion.

(d) Including the issue of ordinary shares or securities for up to 10% of the share capital in accordance with the terms and conditions determined by the Shareholders' Meeting of May 14, 2007, in the event of a public offer initiated by the Company, in consideration for contributions in kind for up to 10% of the share capital, or as result of a securities issue by subsidiaries of AX A.

(e) At the date of the Shareholders' Meeting of April 20, 2005.

(f) Existing shares and/or issued shares.

(g) At the date on which restricted shares are granted by the Management Board,

(h) At the date on which options are granted by the Management Board.

NEW FINANCIAL AUTHORIZATIONS The following authorizations to issue shares or securities granting a claim to shares of the Company require the	shareholders' consent. They will be submitted to the shareholders for approval on April 22, 2008:

Issues without preferential subscription rights

Securities	Maximum nominal amount of the capital increase in Euro	Term	Expiration
Performance shares (actions gratuites)	1% of the share capital(a)	38 months	June 22, 2011
Shares issued in connection with the exercise of stock options	2% of the share capital(b)	38 months	June 22, 2011
Shares or other securities giving access to the capital, reserved for employees	100 million(c)	18 months	October 22, 2009
Shares reserved to a category of beneficiaries in connection with offerings reserved for employees	100 million(c)	18 months	October 22, 2009

(a) At the date on which performance shares are granted by the Management Board.

(b) At the date on which options are granted by the Management Board.

(c) Common ceiling.

USE IN 2007 OF THE VARIOUS FINANCIAL AUTHORIZATIONS PERTAINING
TO CAPITAL INCREASES

Equity issue reserved for employees
By virtue of the authorization granted by the shareholders at the Annual General Meeting of May 14,2007 (23rd resolution), the Management Board increased share capital in one offering, through the issue of shares to employees of the Group under
the Shareplan 2007 program. The shareholders waived their
preferential subscription rights so that this offering could be made to employees. In the countries that met the legal and
tax requirements, two investment options were proposed
in 2007:

-  the traditional plan, offered in 35 countries,

-  the leveraged plan, offered in 35 countries.

New mutual funds with direct voting rights have been created to allow beneficiaries, in most cases, to directly exercise their voting rights at AXA's Shareholders' Meeting.

The Shareplan 2007 program was carried out through a share
issue that took place in November and was open to all Group
employees in 36 countries through voluntary contributions.

Approximately 44,000 employees in 36 countries took part
in Shareplan 2007, and participating employees invested a
total of approximately €552 million (versus €375 million
invested in November 2006), as follows:

-  €74 million in the traditional plan (versus €51.8 million in
November 2006);

-  €478.3 million in the leveraged plan (versus €323.7 million in November 2006).

AXA issued in November 2007 a total of approximately
22 million new ordinary shares each with a par value of
€2.29, all of which were entitled to dividends for 2007.

Performance / restricted shares and stock options
Stock options
In 2007, by virtue of the authorization granted by the
shareholders at the Annual General Meeting of April 20,2005
(26th resolution), 9,745,234 stock options giving the right to their beneficiaries to subscribe new AXA ordinary shares
have been granted by the AXA Management Board.

Performance / restricted shares
In 2007, by virtue of the authorizations granted by the
shareholders at the Annual General Meeting of April 20,2005
(25th resolution) and May 14, 2007 (24th resolution),
6,369,332 performance / restricted shares have been
granted by the AXA Management Board (i.e. 782,432 shares
by virtue of the 2005 authorization and 5,586,900 shares
by virtue of the 2007 authorization). No later than at the end of the acquisition period of the shares, which can be 2009
or 2011 depending on the country of its beneficiary, the AXA
Management Board will decide whether these performance /
restricted shares are existing or newly issued AXA shares.

> APPENDIX VI

AXA Parent Company
financial statements

MANAGEMENT BOARD'S REPORT

Parent company financial statements
Net income
Net income for the year ended December 31, 2007 was
€1,765 million, compared with €1,433 million for the year
ended December 31, 2006.

Dividends received from subsidiaries amounted to
€2,177 million, corresponding to an increase of €596 million from the previous year.

Dividends received from European companies reached
€1,830 million, which represented an increase of €550 million compared with 2006, including €741 million from AXA France
Assurance as a result of the high level of capital gains realised in 2006. The main contributors were again AXA France
Assurance and AXA Holdings Belgium, which generated
€1,415 million and €110 million respectively. AXA RE, whose
activities were sold during 2006, distributed €143 million,
corresponding to the whole amount of its 2006 earnings and
its reserves available for distribution. AXA UK did not pay a dividend in 2007 owing to the local financing of acquisitions.

Dividends from insurance companies outside Europe
contributed to a total of €213 million, up €103 million
principally due to the €80 million dividends paid by AXA
Canada. AXA Financial did not pay any dividend, as the
priority has been given to grant loans for $700 million from the US insurance subsidiaries to AXA SA.

The income received from financial subsidiaries came to
€134 million, down €58 million, including €92 million linked to Compagnie Financière de Paris, which paid out in 2006
an exceptional dividend of €121 million. On the other hand,
the dividend paid by AXA Investment Managers reached
€73 million, compared to €26 million in 2006, reflecting its earnings' increase.

Net financial expenses, including interest expenses net of
interests from loans and investments, totaled €538 million,
compared to €334 million in 2006.

Financial income increased by €149 million to €450 million:

-  Income from loans and receivables grew by €102 million,
€50 million of which were attributable to the interests
on the loans taken on by AXA SA and initially granted by
the Crédit Suisse Group to Winterthur subsidiaries, and
€52 million to the new loans granted to subsidiaries to
finance their development.

-  The €100 million increase in income from swaps, was
essentially driven by the derivative instruments used

to hedge net investments in foreign subsidiaries. The
Company benefited both from an increase in Euro interest
rates on swaps' receiving legs and from depreciation in
the US Dollar, which reduced its borrowing costs, as well
as from an increase in its debts denominated in foreign
currencies with interest rates more favourable than the
Euro one, such as in Yen.

-  Conversely, income from cash holdings fell by €55 million.
During 2006, the Company received €106 million financial
income on proceeds from Winterthur financing, between
the date of issuance, and the closing date. This was partially offset by a surplus cash position averaging €1.5 billion
in 2007, which generated €40 million in net treasury
income.

Financial charges increased by €354 million to €988 million.
Interests on the perpetual deeply subordinated notes
increased by €192 million owing to the issuances completed
during the second half of 2006 to finance the acquisition of
Winterthur and to issues of £700 million and €750 million
during 2007. In addition, the loans granted by subsidiaries
to the Company generated €61 million of additional financial charges.

Lastly, interest payments on commercial paper grew by
€70 million as a result of an average outstanding amount
higher by €1.5 billion in 2007, and the rise in short term
interest rates.

Operating charges came to €232 million, up €42 million,
owing primarily to initiatives taken to by the Group to promote its brand, notably following the Winterthur acquisition.

The net gain on capital operations, which stood at
€421 million in 2006, came to €318 million in 2007, broken
down as follows:

-  Net foreign-exchange gains of €564 million, versus
€533 million in 2006, owing principally to the renewal of
net foreign-currency investment hedges, which matured
during the financial year and in respect of which AXA SA
benefited from a more favorable exchange rate vis-à-vis
the Euro, giving rise to a €480 million gain. In addition,
hedging of the 2007 earnings made by the Group's
consolidated units against currency fluctuations generated
a gain of €105 million net of the cost of these protections, which were implemented through currency options.

-  Capital gains, net of provision release, amounted
to €288 million and primarily included the gain of
€350 million linked to the transfer of AXA Japan Holding
shares within the Group.

-  Allowances to provisions for contingent liabilities amounted to €287 million, well up from €104 million in 2006, and
primarily comprised the annual allowance of €92 million
for redemption premiums on bond issues, as well as a
financial provision of €159 million reflecting the negative
mark-to-market of an equity swap negotiated with another
subsidiary of the Group covering an equity portfolio.

-  Allowances to provisions for financial investments
amounted to €112 million, including €103 million related
to AXA RE given the exceptional dividend payment.

-  Net exceptional items amounted to €155 million and
notably comprised a charge of €149 million arising from the
repurchase in January 2007 of the option to convert the
convertible bonds maturing in 2014 in order to eliminate
the potentially dilutive impact of these bonds.

The net income tax benefit amounted to €40 million,
compared with a loss of €46 million in 2006. This change
was related principally to an increase of financial charges
and to a reduced taxation of unrealized foreign exchange
differences at year-end 2007.

Balance sheet
At December 31, 2007, total assets were €55,608 million,
versus €51,707 million at December 31, 2006.

ASSETS
Intangible fixed assets totaled €322 million. They mainly
included the AXA brand contributed by FINAXA as part of the
merger in 2005 and valued at €307 million based on brand
royalties billed to Group subsidiaries and to the Mutuelles AXA.

Investments in subsidiaries net of valuation allowances,
totaled €47,733 million, versus €46,756 million at year-end
2006, representing an increase of €977 million.

-  AXA SA acquired full ownership of Hispanowin,
Winterthur's Spanish holding company for €1,584 million
from Winterthur Swiss Insurance Company,

-  AXA SA increased its investment in AXA Investment
Managers by €118 million through notably the buy-out of
the shares in the latter owned by AXA Nederland,

-  AXA Life Europe, a company created to write unit-linked
life insurance contracts with guaranteed minimum features
via its various branches in several European countries,
received a capital injection of €111 million,

-  on the opposite, Winterthur Swiss Insurance Company
repurchased some of its own shares from AXA SA, for a
book value of €367 million,

-  in connection with the restructuring measures carried
out following the acquisition of Winterthur in 2006,
the Company sold some AXA Holding Japan shares to
Winterthur Life for a €488 million book value.

Receivables from subsidiaries amounted €3,142 million, up
€96 million from €3,046 million at end 2006, €1,269 million
of which were attributable to new loans granted to support
subsidiaries' growth, offset by the repayment of loans
amounting to €1,191 million granted to Financiere Solutions, an entity financing Winterthur's subsidiaries.

Other fixed assets increased by €500 million, including
€264 million in AXA shares, mainly intended to cover share-
based compensations and €153 million in bonds, including
€82 million related to the securitization of a pan-European
personal motor insurance portfolio.

Loans decreased by €449 million, with €499 million linked
to the repayment of a short term advance granted in 2006
to GIE AXA Trésorerie Europe.

Tax receivables chiefly showed €36 million in surplus tax
payments.

Miscellaneous receivables totaled €337 million as at
December 31, 2007, mainly coming from financial interests
receivables.

Marketable securities, which amounted to €437 million,
represented the Company's investment in mutual funds
managed by the Group.

Cash equivalents came to €2,542 million, in anticipation of
the financing of the acquisitions of a stake in Russia's second largest insurer Reso Garantia, which was announced late
2007, and of the third largest Mexican insurer ING Mexico,
which was announced early 2008.

Cash instruments, which amounted to €105 million, included
€87 million related to the remainder of the premium, spread
over ten years, paid in January 2007 in respect of the call
options put in place to eliminate the dilutive impact of the convertible bonds maturing in 2017.

LIABILITIES
Shareholders' equity, before 2007 net income and after
payment of dividends in respect of the prior year was
€28,768 million. This represents a reduction of €1,188 million, which was attributable to:

-  the cancellation of 63 million AXA shares with a value
of €1,899 million under the share repurchase program
aimed at controling dilution resulting from the exercise
of stock subscription options and employees' Shareplan
program, and at hedging the allotment of free shares to
employees,

-  offset in part by an increase in shareholders' equity of
€707 million, including €552 million through the issue
of shares to employees of the Group, Shareplan, and
€144 million through the exercise of stock options.

Other shareholders' equity includes perpetual deeply
subordinated notes, which amounted to €6,323 million
compared to €4,824 million in 2006, representing an increase of €1,499 million. To finance the repayment of maturing
borrowings, two new perpetual deeply subordinated notes
were issued during 2007 for €750 million and £700 million,
representing a total amount of €1,755 million. In addition,
positive currency effects came to €309 million.

Provisions for contingent liabilities stood at €1,166 million.
They mainly consist in €514 million in provisions for the
redemption of premiums on bonds, €153 million for exchange-
rate risks and €227 million for the possible repayment
of tax savings to subsidiaries belonging to the French tax
consolidation group.

Subordinated debts amounted to €6,891 million, down
€1,085 million from €7,976 million at end-2006 as a result of the redemption of two perpetual deeply subordinated notes,
one in an amount of $400 million and the other in an amount
of €559 million, representing a total of €833 million, plus
€252 million in favourable currency effects.

Financial debts rose by €3,602 million to €8,576 million,
including €978 million linked to commercial paper issues, with
€1,950 million corresponding to short-term loans granted by
Group entities and €790 million in debt in connection with
the acquisition of Hispanowin.

The €937 million in other payables principally included a
current account advance of €790 million vis-à-vis Winterthur
Swiss Insurance Company in connection with the acquisition of
Hispanowin shares, plus €122 million in accrued expenses.

Unrealized foreign exchange gains amounted to €1,118 million in 2007, up from €663 million at December 31, 2006. This
item reflects the positive effects derived from the revaluation of foreign currency-denominated loans and liabilities at the balance sheet exchange rate. This item recorded an increase
on the previous year owing primarily to the appreciation in
the Euro against the US Dollar.

Appropriation of earnings
The amount available for the appropriation of 2007 earnings
comprises:

-  net income for the year €1,765,325,129

-  allocation to retained earnings €713,797,107
representing a total for appropriation of: €2,479,122,236

The Management Board proposes that this amount be
appropriated as follows:

-  dividend €2,472,904,190

-  allocation to retained earnings €6,218,046

The corresponding dividends on the shares owned by the
Company at the time of the dividend payment, if any, will be allocated to retained earnings.

BALANCE SHEET

Assets

					(in euro millions)
	December 31, 2007
	Gross carrying value	Amortizations and provisions	Net carrying value	Net carrying value as at December 31, 2006	Net carrying value as at December 31, 2005
FIXED ASSETS
INTANGIBLE ASSETS	322	-	322	322	324
TANGIBLE ASSETS
Land	-	-	-	-	2
Buildings and other fixed assets	1	-	1	2	7
FINANCIAL ASSETS
Investments in subsidiaries	48,310	577	47,733	46,756	37,428
Receivables from subsidiaries	3,152	10	3,142	3,046	2,483
Other financial assets	776	-	776	228	106
Loans	72	12	60	510	13
	52,633	599	52,034	50,864	40,363
CURRENT ASSETS
OPERATING RECEIVABLES
Tax receivables	40	-	40	3	274
Receivables and subsidiaries' current accounts	337	2	335	333	427
Securities	437	-	437	-	-
Cash instruments	105	-	105	60	6
Cash and cash equivalents	2,542	-	2,542	317	320
Prepaid expenses	8	-	8	8	6
	3,468	2	3,466	722	1,033
PREPAYMENTS AND ACCRUED INCOME
Deferred charges	246	191	55	57	36
Bond redemption premiums	4	-	4	4	4
Unrealized foreign exchange losses	50	-	50	60	85
TOTAL ASSETS	56,401	792	55,608	51,707	41,521

Liabilities

			(in euro millions)
	As at December 31, 2007	As at December 31, 2006	As at December 31, 2005
SHAREHOLDERS' EQUITY
CAPITAL
Ordinary shares	4,719	4,793	4,286
CAPITAL IN EXCESS OF NOMINAL VALUE
Issue premiums	15,910	17,030	13,235
Merger and contribution premiums	1,060	1,058	1,058
RESERVES
Legal reserve	479	433	433
Specific reserves for long term capital gains	2,016	2,016	2,016
Other reserves	3,866	3,866	3,866
Retained earnings	714	1,531	2,029
Tax driven provision	4	-	-
Net income for the financial year	1,765	1,433	1,137
	30,533	32,160	28,060
OTHER SHAREHOLDERS' EQUITY
Perpetual subordinated notes	6,323	4,824	892
	6,323	4,824	892
PROVISIONS FOR CONTINGENT LIABILITIES	1,166	817	1,139
LIABILITIES
SUBORDINATED DEBTS	6,891	7,976	8,214
FINANCIAL DEBTS	8,576	4,974	2,468
OPERATING PAYABLES
Tax payables	-	98	1
Social payables	1	1	1
OTHER PAYABLES
Debts on fixed assets	54	54	54
Other	937	114	229
Cash instruments	-	15	-
Deferred income	9	10	2
	16,469	13,242	10,969
PREPAYMENTS AND ACCRUED EXPENSE
Unrealized foreign exchange gains	1,117	663	461
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	55,608	51,707	41,521

INCOME STATEMENT

			(in euro millions)
		2007	2006	2005
I. RESULT ON ORDINARY ACTIVITIES
FINANCIAL & OPERATING REVENUES
Dividends received from subsidiaries		2,178	1,581	1,420
Revenues on short-term investments		450	301	369
Releases and expense transfers				1
Other revenues		7	7	7
	I	2,635	1,889	1,796
OPERATING EXPENSES
External expenses and other expenses		(220)	(180)	(178)
Tax expenses		(2)	(1)	(1)
Payroll and compensation		(5)	(6)	(6)
Interest expense		(988)	(635)	(551)
Allowances: for depreciation of buildings and deferred charges		(12)	(10)	(19)
Other expenses
	II	(1,228)	(832)	(755)
OPERATING PROFIT	(III = l + II)	1,407	1,057	1,041
CONTRIBUTION ON COMMON OPERATIONS	IV	-	-	-
FINANCIAL OPERATIONS ON SECURITIES
Net income on sales of short-term securities		-	-	2
INVESTMENT RESULT ON SECURITIES	V	-	-	2
PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	(VI = III + IV + V)	1,407	1,057	1,043
II. RESULT ON CAPITAL OPERATIONS
Proceeds from the sale of fixed assets		1,916	115	16
Releases of provisions for contingent liabilities		2	2	21
Releases of equity shares provisions		24	66	36
Foreign exchange result		564	533	(220)
Net book value on the sale of fixed assets		(1,633)	(102)	(29)
Allowances to provisions for contingent liabilities		(287)	(104)	(108)
Allowances to equity shares provisions		(112)	(89)	(15)
Exceptional result		(155)	-	(230)
	VII	318	421	(529)
INCOME TAX BENEFIT / EXPENSE	VIII	40	(45)	623
lll. NET INCOME FOR THE FINANCIAL YEAR	VI + VII +VIII	1,765	1,433	1,137

FINANCIAL RESULTS OVER THE PAST FIVE YEARS

				(in euro millions)
	01/01/2003 12/31/2003	01/01/2004 12/31/2004	01/01/2005 12/31/2005	01/01/2006 12/31/2006	01/01/2007 12/31/2007
1 - CLOSING BALANCE SHEET SUMMARY
a) Ordinary shares (nominal value)	4,072	4,370	4,286	4,793	4,719
b) Ordinary shares (numbers in million)	1,778	1,908	1,872	2,093	2,061
c) Bonds convertible into shares (numbers in million)	126	16	16	16	7(a)
2 - INCOME STATEMENT SUMMARY
a) Gross revenues before sales tax	1,474	1,349	1,788	1,882	2,628
b) Pre-tax income from continuing operations, before depreciation, amortization and releases	846	660	1,061	1,067	1,420
c) Income tax expense / benefit	(32)	30	623	(46)	40
d) Net after-tax income after depreciation, amortization and releases	863	519	1,137	1,433	1,765
e) Net dividend distribution	676	1,164	1,647	2,218	2,473
3 - PER SHARE DATA
a) After tax income, before depreciation, amortization and releases	0.51	0.33	0.65	0.75	1.08
b) After tax income, after depreciation, amortization and releases	0.49	0.27	0.61	0.68	0.86
c) Net dividend per share	0.38	0.61	0.88	1.06	1.20(b)

(a) Since January 2007, only the AXA's 2017 bonds can still be converted (6.6 millions bonds as at December 31, 2007). In order to neutralize the dilutive impact of the 2017 convertible bonds, AXA has purchased from a banking counterparty, for a total cash amount equivalent to the payment proposed to "bondholders 2017", call options on the AXA shares with an automatic exercise feature. This feature is such that one option is automatically exercised upon each conversion of a convertible bond. Consequently, each issuance of a new share resulting from the conversion of a bond will be offset by the delivery by the bank to AXA (and subsequent cancellation) of an AXA share; the issuance of a share in respect of the conversion of the bond and the cancellation by AXA of the AXA share received will offset each other.

(b) Dividend of €1.20 per share proposed to the Shareholders' Meeting on April 22, 2008, based on 2,060,753,492 outstanding shares.

STATEMENT OF CASH FLOWS

		(in euro millions)
	From 01/01/2007 to 12/31/2007	From 01/01/2006 to 12/31/2006	From 01/01/2005 to 12/31/2005
CASH INFLOWS
Profit on ordinary activities before tax	1,407	1,057	1,043
Loss due to cancellation of bonds	-	-	236
Result on capital operations before tax	318	421	(530)
Income tax expense/benefit	40	(46)	623
Changes in reserves and amortization	462	(288)	146
Cash flow for the year	2,228	1,144	1,518
Increases in shareholders' equity	703	4,605	356
New borrowings	4,959	7,074	1,075
Sale or decrease in fixed assets
- Tangible fixed assets	3	8	3
- Financial assets	4,622	1,934	2,373
TOTAL CASH INFLOWS	12,515	14,765	5,325
CASH OUTFLOWS
Dividends paid out during the year	2,203	1,635	1,164
Repayments of financial debts	1,025	835	1,033
Purchase of fixed assets
- Tangible fixed assets	-	-	3
- Financial assets	4,450	12,447	1,768
Reduction of capital	1,899	305	1,794
TOTAL CASH OUTFLOWS	9,577	15,222	5,762
CHANGE IN WORKING CAPITAL	2,938	(457)	(436)
Short-term equivalents
Change in:
- operating receivables	462	(307)	216
- operating payables	15	(79)	72
- cash and cash equivalents	2,461	(71)	(724)
TOTAL	2,938	(457)	(436)

SUBSIDIARIES AND PARTICIPATING INTERESTS

	Share capital	Other shareholders' equity	Percentage of capital held	Gross Book Value of securities held
	1	2	3	4
A. DETAILED INFORMATION CONCERNING SUBSIDIARIES AND INVESTMENTS ACCOUNTING FOR IN EXCESS OF 1% OF AXA'S SHAREHOLDERS' EQUITY
1) Subsidiaries (at least 50%-owned)
CIE FINANCIÈRE DE PARIS 137, rue Victor Hugo - 92687 LEVALLOIS-PERRET	9	38	99.99%	184
AXA GLOBAL RISKS 140, Frenchurch Street EC3M 6BL LONDON	100	(51)	100.00%	109
AXA ASSISTANCE 12 bis, boulevard des Frères Voisins - 92130 ISSY-LES-MOULINEAUX	42	15	99.99%	48
AXA CANADA(b) 2020 rue University - MONTREAL - QUEBEC H 3A 2A5	272	365	100.00%	104
AXA LIFE EUROPE Wolfe Tone Street - DUBLIN - IRLANDE	1	242	100.00%	243
AXA EQUITY AND LAW PLC 5 Old Broad Street London EC2N 1AD	1	1,444	99.96%	1,133
AXA OYAK HOLDING AS Meclisi Mebusan caddasi n 81 Oyak hann - Salipazari 80040 - ISTANBUL	128	4	50,00%	74
AXA PARTICIPATION 2 23, avenue Matignon - 75008 PARIS	3	497	100.00%	455
AXA FRANCE ASSURANCE 26, rue Drouot - 75009 PARIS	378	3,537	100.00%	3,415
AXA JAPAN HOLDING COMPANY LIMITED 1-17-3 Shirokane - Minato-ku 108 - 8020 TOKYO	1,276	1,684	78.01%	3,185
VINCI B.V. Graadt van Roggenweg 500 - Postbus 30800 3503 AP UTRECHT - PAYS-BAS	1,439	2,587	100.00%	4,285
AXA GENERAL INSURANCE HONG KONG 30th F, Hong Kong Telecom Tower, Taikoo Place, 979 King's Road QUARRY BAY - HONG KONG	14	25	99.99%	65
LOR PATRIMOINE 23, avenue Matignon - 75008 PARIS	53	-	99.99%	53
AXA RE PARIS 39, rue du Colisée - 75008 PARIS	444	197	99.99%	984
AXA UK PLC(b) 5 Old Broad Street London EC2N 1AD	1,414	3,693	78.31%	4,556
AXA MEDITERRANEAN HOLDING Calle monseñor Palmer numéro 1 - PALMA DE MALLORCA	98	1,158	100.00%	2,149
OUDINOT PARTICIPATIONS 39, rue du Colisée - 75008 PARIS	9,150	3,657	100.00%	12,299
AXA ITALIA SpA 15, Via Leopardi - 20123 MILANO	624	63	98.24%	715
AXA LIFE HONG KONG 151 Gloucester Road - Wan Chai - HONG KONG	5	1	100.00%	90
AXA HOLDING MAROC 120, avenue hassan II - CASABLANCA 21000	209	16	100.00%	229
AXA PORTUGAL COMPANHIA DE SEGUROS Rua Gonçalo Sampaio n° 39 - 4002-001 PORTO	37	37	83.01%	72

(a) For Insurance companies: gross written premiums.

For real estate companies: rental revenues.

For holding companies: dividends.

For financial services companies: gross banking revenues.

(b) Consolidated data.

						(in euro millions)
Net Book Value of securities held	Loans and cash advances given by the company still outstanding	Guarantees and commitments given by the company	Last closing revenues available (a)	Last closing result available	Dividends received	Closing date and other observations
5	6	7	8	9	10	11

59	10	-	4	13	29	Dec. 31, 2007
60	-	15		11	-	Dec. 31, 2007
48	28	-	809	19	4	Dec. 31, 2007
104	-	-	1,085	136	80	Dec. 31, 2007
243	-	121	-	-	-	Dec. 31, 2007
1,133	-	-	-	-	-	Dec. 31, 2007
74	-	-	-	-	13	Dec. 31, 2007
455	-	-	20	24	27	Dec. 31, 2007
3,415	-	-	1,504	1,471	1,415	Dec. 31, 2007
3,185	-	-	-	(67)	-	Sept. 30, 2007
4,285	"	"	33	29	36	Dec. 31, 2007
65			68	12	9	Dec. 31, 2007
53	-	-	-	3	-	Dec. 31, 2007
881	150	38	900	240	142	Dec. 31, 2007
4,556	409	454	9,740	480	-	Dec. 31, 2007
2,149	500	9	174	182	-	Dec. 31, 2007
12,299	-	-	-	-	-	Dec. 31, 2007
715	-	-	45	43	44	Dec. 31, 2007
7	-	-	-	-	-	Dec. 31, 2007
229	-	-	40	7	-	Dec. 31, 2007
72	-	-	384	28	24	Dec. 31, 2007

	Share capital	Other shareholders' equity	Percentage of capital held	Gross Book Value of securities held
	1	2	3	4
SAINT-GEORGES RE 9, avenue de Messine - 75009 PARIS	10	4	99.99%	82
AXA HOLDINGS BELGIUM 25, boulevard du Souverain - 1170 BRUXELLES	453	1,499	84.30%	3,885
AXA TECHNOLOGY SERVICES Les collines de I'Arche - 76 route de la Demi-lune - 92057 PARIS LA DÉFENSE	25	1	99.78%	73
KYOBO AUTO ASSURANCE 395-70 Shindaebang-dong, Dongjak-gu - SEOUL	94	6	90.08%	154
WINTERTHUR EUROPE ASSURANCE Avenue des Arts 56 B-1000 BRUXELLES	200	8	99.99%	610
WINTERTHUR SWISS INSURANCE COMPANY General Guisan-str, 40 CH-8401 - WINTERTHUR	104	473	100.00%	5,171
AXA INVESTMENT MANAGERS Coeur Défense - Tour B - La Défense 4 - 100, esplanade du Général de Gaulle - 92932 PARIS LA DÉFENSE	52	732	53.81%	334
2) Participating interests (10 to 50%-owned)
AXA KONZERN AG Colonia - Allee 10 - 20 - 51067 KÖLN	80	1,186	34.63%	2,120
BAO MINH INSURANCE CORPORATION 26 Ton That Dam, Districk 1, Ho Chi Minh City - VIETNAM	18	4	16.60%	53
AXA ASIA PACIFIC HOLDING LIMITED(b) 47 Collins Street - MELBOURNE Victoria 3000	401	1,094	44.36%	541
SUB-TOTAL A				47,470
B. GENERAL INFORMATION ABOUT OTHER UNITS AND PARTICIPATING INTERESTS
1) Subsidiaries not shown in section A
a) French subsidiaries (total) b) Foreign subsidiaries (total)				161 205
2) Participating interests not shown in section A
a) in French companies (total) b) in foreign companies (total)				39 33
TOTAL(A+B)				47,908

(a) For Insurance companies: gross written premiums.
For real estate companies: rental revenues.

For holding companies: dividends.

For financial services companies: gross banking revenues.

(b) consolidated data.

						(in euro millions)
Net Book Value of securities held	Loans and cash advances given by the company still outstanding	Guarantees and commitments given by the company	Last closing revenues available (a)	Last closing result available	Dividends received	Closing date and other observations
5	6	7	8	9	10	11
33	-	-	-	14	14	Dec. 31, 2007
3,885	-	-	891	1,218	110	Dec. 31, 2007
27	-	270	1	1	-	Dec. 31, 2007
154	-	-	203	-	-	Dec. 31, 2007
610	-	-	714	12	-	Dec. 31, 2007
5,171	-	1,563	1,949	1,527	8	Dec. 31, 2007
334	369		72	42	73	Dec. 31, 2007

2,120	235	-	143	137	18	Dec. 31, 2007
53	-	-	61	4	-	Dec. 31, 2007
541	768	-	-	542	92	Dec. 31, 2007
47,016	2,469	2,471	18,840	6,128	2,138

116 145	52 66	18 14			17 18

35 19					1
47,332	2,587	2,503	18,840	6,128	2,175

NOTES TO THE FINANCIAL STATEMENTS
AS AT DECEMBER 31,2007

Net income for the period ended December 31, 2007 was
€1,765 million, compared with €1,433 million at December 31,
2006.

Total assets at December 31, 2007 were €55,608 million,
compared with €51,707 million at December 31, 2006.

1.  HIGHLIGHTS

The significant account movements are presented in the
tables in these notes.

2. ACCOUNTING PRINCIPLES

2.1  General principles
The financial statements as at December 31, 2007 are
prepared and presented in accordance with the provisions
of the 1999 Chart of Accounts.

AXA SA has applied CRC regulation 2000-06 relating to
liabilities since January 1,2002. Application of this regulation has had no impact on the company's financial statements.

AXA has applied regulations 2002-10 relating to depreciation and amortisation of assets since January 1, 2005, as
amended by CRC regulation 03-07, and 2004-06 relating
to the definition, recognition and measurement of assets.
Application of this regulation has had no impact on the
Company's financial statements.

2.2  Presentation of the financial statements
Balance sheet
Intangible assets include concessions, patents and brands, as well as goodwill of merger.

Tangible assets include investments in real estate broken down into land and buildings, as well as fixtures and fittings.

Financial assets are represented by (i) subsidiaries and affiliates plus related receivables and (ii) other financial assets and loans.

Securities are classified using the following criteria:

-  Investments in subsidiaries and affiliates are securities representing at least 10% of the share capital of the issuing company plus those which AXA deems held for the long
term.

-  Other financial assets comprise securities representing
less than 10% of the share capital and not investments in
subsidiaries and affiliates.

Treasury shares acquired through a liquidity contract and the share buyback program is classified as "Other investments", as are mutual fund units acquired through the liquidity contract.

Income
The statement of income distinguishes between ordinary
operations and capital operations.

-  Ordinary operations include dividends, income from other
investments, financial expenses, operating expenses and
income from transactions in investments.

-  Capital operations include gains or losses on the disposal of investments in subsidiaries and affiliates and portfolio
management investments, impairment allowances and
reversals in respect of these securities and related
receivables, gains and losses arising from exchange rate
movements, charges and reversals of provisions for risks
and charges, plus exceptional income and expense.

-  Disposals of investments in subsidiaries and affiliates
are measured using the weighted average unit cost
method.

To improve the transparency of the financial statements,
charges and releases of provisions for exchange rate risk are recognised under translation variance; similarly, charges and reversals of provisions for tax repayment risk are recognised directly under tax.

2.3. Tangible assets
Tangible assets are recognised at acquisition cost or transfer value. Buildings are depreciated using the straight line
method over fifty years, and fitting out work is depreciated over five or ten years as appropriate.

2.4  Intangible assets
Intangible assets totalled €322 million. They mainly included the AXA brand contributed by FINAXA as part of the merger
in 2005 and valued at €307 million based on brand royalties
billed to Group subsidiaries and to the Mutuelles AXA.

2.5  Financial assets
Financial assets are measured at acquisition cost or transfer cost. At the balance sheet date, the acquisition cost is
compared with the fair value, and the lower of these two
values is then recognised in the balance sheet.

The fair value of investments in subsidiaries and affiliates is their going concern value for the firm. This may be
determined as a function of either the share price or
equity, including unrealised gains, and prospects for the
subsidiary.

This multivariate analysis reflects the long-term nature of
ownership of subsidiaries and excludes factors relating to
short-term market volatility. Net book value is compared
with the going concern value, which is the value of the
assets and expected profits of existing and new business,
taking into account the entity's future prospects. The value of future profits is estimated on the basis of calculations

of the European Embedded Value of the Life, Savings and
Pensions businesses published by the Group, or similar
calculations for other activities.
For other investments, the fair value is the share price for listed securities and the likely trading value for unlisted
securities.

2.6.  Receivables
Receivables are measured at nominal value. An impairment
provision is charged in the event of risk of non-recovery.

2.7.  Marketable securities
At the balance sheet date, the acquisition cost is compared
with the fair value, which is the realisable value, for SICAV and FCP mutual funds, and with the average share price
in the last month before the balance sheet date for other
securities.

2.8. Asset accrual account
Expenses charged over more than one period are loan issue
costs which are spread over the lifetime of the issue, or for a maximum of 10 years where there is no predetermined
maturity for the loan.

2.9. Subordinated bonds

AXA SA has issued two subordinated bonds:

-  2.5% bonds, maturity January 1,2014:9,185,581 bonds with
a par value of €165 and a redemption value of €230.88
were in circulation at December 31,2007. The redemption
premium amounts to €606 million.

-  3.75% bonds, maturity January 1, 2017: 6,636,946 bonds
with a par value of €165.50 and a redemption value of
€269.16 were in circulation at December 31, 2007. The
redemption premium amounts to €688 million.

These bonds have been recognised using the single
transaction approach. The redemption premium, being the
difference between the value at par and the redemption
value of the bond issue, was not recognised as a liability
at the time of the bond issue. Redemption premiums have
been amortised since 2002 and will be until maturity of the
issue, using the compound interest method. The yield to
maturity used is the rate which enables future payment of
the redemption premium, assuming the two bonds were
issued on January 1, 2002, namely 2.84% for the 1999
issue and 3.29% for the 2000 issue. The charge for the
period amounts to €92 million, and the existing provision
at December 31, 2007 is €514 million. The unamortised
balance of €780 million is recognized as an off-balance
sheet commitment.

On January 11, 2007, the meetings of holders of AXA's
2014 and 2017 convertible bonds were held to vote on an
amendment of the final conversion dates of the bonds to
January 26,2007 in exchange for a cash payment in respect
of the value of the conversion option.
The General Meeting of 2014 convertible bondholders
accepted the amendment. As a result, holders who did not
convert their bonds by January 26,2007 received €16.23 per
bond on January 31,2007. The payment by AXA SA amounted

to €149 million and was recognized through the income
statement.

The General Meeting of 2017 bondholders did not approve the
amendment. As a result, to fully neutralise the dilution impact of the 2017 convertible bonds, AXA bought call options on
AXA shares with an automatic exercise mechanism from a
bank counterparty for a total cash amount equivalent to the
payment proposed to bondholders. This €96 million premium
is spread over the residual ten-year term of the bond.

2.10.  Retirement benefit obligations
For the purpose of discounting benefit commitments,
additional provisions have been recognised to cover future
retirement benefit obligations and post-retirement benefits.
The value measured has given rise to an adjustment of the
provision, the total value of which is posted to the balance sheet as a liability, amounted to €21 million at December 31,
2007.

2.11.  Unrealized foreign exchange gains/losses
Foreign currency receivables and liabilities are adjusted at the balance sheet date exchange rate. The matching item
for this adjustment is a translation variance asset account
where the difference is an unrealized loss, and a translation variance liability account where there is an unrealized gain.
These items do not pass through the income statement but
a provision for foreign exchange risk is created to recognize unrealized losses relating to the translation variance
asset.

A translation variance asset relating to a debt which is
hedged by the purchase of a currency future does not give
rise to recognition of a provision. The same is done true for loans which are hedged from origination through exchange
rate swaps. If a loan or borrowing generates an unrealized
translation loss, but is hedged, a provision for unhedged risk is registered.

2.12.  Derivative products

-  Interest rate swaps: these transactions are recognised
by applying the accrued interest method. A distinction
is made in the income statement and balance sheet
between income from the principal transaction, which is
the subject of the swap, and the net income from the swap
transaction. The nominal value of the swaps serving as
bases for interest rate swaps is recognised off-balance
sheet.

-  Derivative products qualifying as hedges against
foreign exchange risk (exchange rate or currency
swaps, currency futures purchases) are recognised off-
balance sheet as a reciprocal liability and receivable
commitment. For currency options, the premium paid
on acquisition is recognized as an asset on the balance
sheet in the "cash instruments" account. At the moment
the option is exercised, the premium is recorded in the
income statement. The same is true when the option is
not exercised at term. For option sales, a provision for
risks and charges is recognized to take into account
the unrealized loss. Other derivative instruments are
recognized under off-balance sheet at their nominal value.
Unrealized losses arising from the estimated market value

of these financial instruments give rise to recognition of
a provision for foreign exchange loss.

- Equity derivative products: equity option rights paid or
received are posted to a suspense account on payment
or receipt of funds. At the balance sheet date, if the
option has not been exercised, the rights received
representing possible income are not recognized in the
income statement. A provision is created against rights
paid if it is likely, given market trends, that the option will not be exercised. When the option is exercised, this forms
a supplement to the acquisition price of the underlying,
and a supplement to the sale price where the option is
sold.

2.13. Other shareholder's equity
Perpetual deeply subordinated notes are classified as "Other shareholder's equity" where, as for ordinary shares, there is no contractual obligation to remit cash or any other financial asset.

Other shareholder's equity includes €6,323 million of
perpetuals deeply subordinated notes, an increase of
€1,499 million from the 2006 figure of €4,824 million. In
order to finance maturing issues, two new bonds were issued
in 2007 in the amounts of €750 million and £700 million,

totalling €1,755 million. Favourable currency effects on
perpetual subordinated bonds amount to €309 million.

2.14. Provisions for risks and charges
The Company heads a tax consolidation regime group.
The tax consolidation regime provides that tax savings
should be recognized directly in the Company's financial
statements. However, a provision for the return of tax
savings is recognised where there is a high probability
that the benefit will accrue to subsidiaries as a result of
the prospect of future taxable income resulting from the
Group's strategic planning.

3. NOTES TO THE BALANCE SHEET
(IN MILLIONS OF EUROS)

3.0. Movements in intangible assets
This account includes the AXA brand, transferred by FINAXA
at the time of the merger, and valued at €307 million. It
also includes €16 million of goodwill recognised following the complete transfer of assets and liabilities between Société de
Gestion Civile Immobilière (SGCI) and the Company.

3.1. Movements in financial assets (before provisions)

				(in Euro million)
	Gross value at 31/12/2006	Acquisitions	Disposals	Gross value at 31/12/2007
Investments in subsidiaries	47,255	2,750(a)	1,696(b)	48,309
Receivables on affiliates	3,056	5,083	4,987	3,152
Other financial assets	233	4,086(c)	3,543	776
Loans	530	43	500(d)	72
TOTAL	51,074	11,962	10,726	52,310

(a)   Of which:

- Acquisition from Winterthur Swiss Insurance Company of 100% of Hispanowin, Winterthur's Spanish holding company, for €1,584 million.

- €118 million increase in investment in AXA Investment Managers, in particular by purchasing shares owned by AXA Nederland.

- €111 million capitalisation of AXA Life Europe.

(b)  Of which:

- Purchase by Winterthur Swiss Insurance Company of a share of its own stock for a €367 million book value.

- Sale of AXA Holding Japan shares to Winterthur Life, the net book value of which was €488 million.

(c)   Of which €264 million increase in AXA shares, mainly intended to cover share-based compensations plans , and €153 million relating to bonds, of which €82 million in respect of securitisation of a pan-European portfolio of individual motor insurance.

(d)  Of which €499 million in repayment of the short-term advance to GIE AXA Trésorerie.

3.2. Movement in provisions for impairment of financial assets

				(in Euro million)
	Provisions at December 31, 2006	Allowances	Releases	Provisions at December 31, 2007
Investments in subsidiaries	500	112	35	577
Receivables from affiliates	10	-	-	10
Long-term investments and receivables	5	-	5	-
Loans	20	-	8	12
TOTAL	535	112	48	599

3.3. Statement of receivables by maturity

				(in Euro million)
	Gross value	Less than 1 year	1 to 5 years	More than 5 years
Receivables on affiliates	3,152	277	698	1,177
Tax receivables	40	40	-	-
Loans	72	10	44	18
Miscellaneous receivables	337	337	-	-
TOTAL	3,601	1,664	742	1,195

3.4. Miscellaneous receivables and subsidiaries' current accounts

(in Euro million)
Income receivable	39
Miscellaneous debtors	175
Accrued interest on swaps	37
Subsidiaries' current accounts	86
TOTAL	337

3.5. Expenses payable over more than one period

				(in Euro million)
	Gross value	Amount amortised at 31/12/2006	Charge for the period	Net value at 31/12/2007
Bond issue expenses	99	86	5	8
Other debt issue expenses	76	22	7	47
Investment acquisition expenses	71	71	-	-
TOTAL	246	179	12	55

Since January 1, 2007, acquisition expenses on investments
in affiliates are capitalised (included in the purchase price)
and are subject to amortization over five years.

3.6. Unrealized foreign exchange losses
This mainly comprises €45 million of translation variance
recognised on loans in foreign currencies.

3.7. Share capital AXA's share capital is represented by 2,060,753,492 shares with a par value of €2.29, giving a total value of €4,719,125,496.68 at December 31, 2007.

3.8. Movement in equity

	Total € million (and € per share)
	31/12/2006	31/12/2007
Net income	1,433	1,765
Per share	0,68	0,86
Movement in equity compared with opening balance	4,099	(1,626)
Per share	1,96	(0,79)
Proposed dividend(a)	2,218	2,473
Per share	1,06	1,20

(a) Proposed to April 22, 2008 on Annual General Meeting.

(in Euro million)
Equity at December 31, 2006	32,159
Capital increase for employees	552
Exercise of equity instruments	152
Capital reduction (relating to purchase of shares)(a)	(1,899)
Other	3
Dividends paid out	(2,203)
Net income for the period	1,765
Tax driven provision	4
Equity at December 31, 2007	30,533

(a) Cancellation of 63 million AX A shares with a value of €1,899 million under the share purchase program aimed at controlling dilution resulting from share-based compensations and employees' Shareplan progam.

3.9. Other shareholder's equity Other equity amounts to €6,323 million, compared with €4,824 million in 2006.	In 2007, the Company issued two perpetual deeply subordinated notes for €750 million and £700 million.

				(in Euro million)
	Montant au 31/12/2006	Emissions	Variation de change	Montant au 31/12/2007
Perpetual Deeply Subordinated Notes (nominal)	4,729	1,755	279	6,205
Accrued interests	95	118	95	118
TOTAL	4,824	1,873	374	6,323

3.10 Provisions for risks and charges

				(in Euro million)
	Value at beginning of period	Allowances for the period	Releases for the period (provisions used)	Releases for the period (provisions not used)	Value at end of period
Provisions for deferred taxes	267	6	18(a)	-	255
Provisions for real estate	3	-	-	-	3
Provisions for subsidiary risks	2	2	-	-	4
Provision for foreign exchange losses	82	71	_	_	153
Provisions for social commitments	20	3	1	_	22
Other provisions for risks	22	195(b)	2	-	215
Amortization of bond redemption premiums	421	92	_	_	513
TOTAL	817	369	21	-	1,165

(a) This reversal is net of charges: it represents total tax to be recognised in respect of movements in deficits between December 31, 2006 and December 31, 2007.
The €255 million provision for deferred tax includes a €227 million provision for the risk of tax savings being paid back to consolidated subsidiaries.

(b) This charge includes a €159 million financial provision reflecting the negative mark to market for an equity swap with another Group subsidiary to hedge an equity portfolio.

3.11. Subordinated bonds

			(in Euro million)
	Value at December 31, 2007	Less than one year	More than 5 years
Perpetual subordinated notes	734	12	722
Subordinated perpetual EMTN	892	12	880
Subordinated bonds 2.5% 2014	1,554	38	1,516
Subordinated bonds 3.75% 2017	1,139	41	1,098
Redeemable subordinated bond 6.75% 2020 (€)	1,083	3	1,080
Redeemable subordinated bond 8.60% 2030 ($)	851	3	849
Redeemable subordinated bond 7.125% 2020 (£)	445	1	444
Other subordinated debt	192	2	190
TOTAL	6,891	112	6,779

Subordinated debts amounted to €6,891 million, compared
with €7,976 million in 2006. This €1,085 million reduction was due to the repayment of two perpetual subordinated bonds,
one in the amount of $400m and the other €559 million,
for a total of €833 million, plus €252 million of exchange
rate gains.

The perpetual subordinated notes are perpetual bonds.
The Company has the option of deferring payment of the

coupons under certain conditions. Nonetheless, the coupons
must be paid when these conditions cease to be met or on
redemption of the instruments. Where payment is deferred
for an extended period, the coupons remain payable by law.
Similarly, in the absence of dividends being paid, unpaid
coupons accumulated over years will be recognized as
payable on any liquidation. These instruments are classified as debt on the basis of this contractual obligation to pay the coupons.

3.12. Financing debt

				(in Euro million)
	Value at December 31, 2007	Less than 1 year	1 to 5 years	More than 5 years
Euro Medium Term Notes	1,039	-	39	1,000
Deposits for collateral contracts	289	289	-	-
Medium Term Negotiable Notes	30	-	30	-
Loans granted by Group entities	4,658	1,367	3,291	-
Commercial paper and bank overdrafts	2,488	2,488	-	-
Accrued interests	71	71	-	-
TOTAL	8,576	4,215	3,360	1,000

3.13. Statement of operating liabilities

			(in Euro million)
	Value	Less than 1 year	1 to 5 years
Asset-related payables(a)	54	-	54
Other payables(b) and tax and social security liabilities	937	937	-
TOTAL	991	937	54

(a) Remaining capital to be called up

(b) Of which €790 million of current account in respect of Winterthur Swiss Insurance Company for the acquisition of Hispanowin shares, and €122 million of expenses payable.

Unrealized foreign exchange gains amounted to €1,118 million in 2007, compared with €663 million at December 31,2006.
This account is the matching item for exchange rate gains
arising from the revaluation of foreign-currency denominated liabilities and receivables at the balance sheet date exchange rate. This account shows an increase compared with the

prior period, which is mainly due to the euro's appreciation against the dollar. These are unrealized gains representing
the foreign currency position at the balance sheet date;
they are not recognized through the income statement, in
accordance with accounting regulations.

4. NOTES TO THE STATEMENT OF INCOME

4.1. Executive remuneration - Directors' fees - Other remuneration (net of rebilling) The Company had 5 employees at the balance sheet date.	€1,100 k €5,800 k

4.2 Income tax
Income tax amounted to €40 million, compared with an
expense of €46 million in 2006. This movement was mainly
due to a rise in financing expense and lower tax on translation variance unrealized at the 2007 balance sheet date.

			(in Euro million)
	Income before tax	Tax(a)	Net income
Ordinary income	1,407	258(b)	1,665
Income from capital operations	318	(248)(c)	70
Other tax		30	30
Total	1,725	40	1,765

(a) Dividends received from investments in subsidiaries are under the fiscal "parent-subsidiary" regime and are tax-exempt.

(b) The tax expense includes the deduction or taxation of unrealized income or expense not recognized in the income statement, such as on and off-balance sheet translation variance.

(c) A positive sign indicates tax income.

5. OFF-BALANCE SHEET COMMITMENTS

5.1. Summary of off-balance sheet commitments

	(in Euro million)
	Notional value (Commitments given)	Market value
Financial futures instruments
Foreign exchange Forward	209	(3)
Swaps
Interest rate swaps	46,055	(402)
Equity swap	2,363	(173)
Foreign Exchange swaps (short term)	5,822	5
Cross Currency swaps (long term)	20,830	1,536
Options
Caps	290	(26)
Foreign Exchange Options	883	32
Equity options	1,786	0
Other commitments	Commitments given	Commitments received
Credit lines (authorized but not drawn)	1,285	6,268
Internal group guarantees and securities
Commitments to buy back shares and bonds from Group entities	672
Other commitments (financial guarantees given to Group entities)	5,828	611
Subordinated bond redemption premium (see § 2.9 of this note)	780

5.2 Commitments in respect of shareholder pacts
On December 15, 2005, and after authorization on June 29,
2005 by the AXA Supervisory Board, the AXA Group (AXA
and its subsidiaries) and the BNP Paribas Group entered
into an agreement that replaces the one in force since
September 12, 2001 (and amended on October 26, 2004).
The new agreement maintains the existing provisions in terms of minimal and stable cross-shareholdings (the AXA Group
undertakes initially to hold at least 43,412,598 shares of BNP
Paribas stock; the BNP Paribas Group undertakes initially to hold at least 61,587,465 shares of AXA stock; these amounts
will be adjusted thereafter to reflect the impact of capital transactions, including but not limited to free allotments of stock or share tenders involving the same company (stock
splits, business re-combinations, etc.), and capital increases involving either BNP Paribas or AXA), and also provides
for a reciprocal repurchase option in the event of a hostile takeover attempt on either AXA or BNP Paribas.
In force for a period of five years as of the date of signature, this agreement is renewable automatically for an initial
period of two years and for successive periods of one year
thereafter, unless one of the two parties decides to terminate beforehand, in which case it is required to give three months notice prior to the next renewal date.
The agreement was made public by the AMF (Autorité des
marchés financiers) on December 21, 2005.

On May 15, 2006, and after authorization on December
21, 2005 by the AXA Supervisory Board, the AXA Group
(the AXA Mutuelles, AXA and its subsidiaries) and the
Schneider Group entered into an agreement that provides
for the maintenance of minimal cross-shareholdings. Under
the terms of this agreement, the AXA Group undertakes
to hold at least 2,583,300 shares of Schneider stock and
the Schneider Group undertakes to hold at least 8,816,681
shares of AXA stock. The number of shares held under this
cross-shareholding agreement will be adjusted as needed to
reflect the impact of capital transactions, including but not limited to free allotments of stock or share tenders involving the same company (stock splits, business re-combinations,
etc.). In addition, the parties have consented to a reciprocal repurchase option in the event of a hostile takeover attempt on either AXA or Schneider.

In force for a period of one year as of the date of signature, this agreement is renewable automatically for successive
periods of one year thereafter, unless one of the two parties decides to terminate beforehand, in which case it is required to give three months notice prior to the next renewal date.
The agreement was made public by the AMF on May 31,
2006.

6. SENSITIVITY

By virtue of its business, AXA SA is mainly exposed to interest rate and exchange rate risk in financial markets. The table below shows an estimate of changes in the fair	value of debt, loans and hedging instruments in the event of a 1% rise in the interest rate curve or a 10% depreciation of the euro.

Change in fair value
Sensitivity	Interest rates: +1%	Exchange rate: +10%(a)
Debts(b)	(4.5%) (i)	3.8% (ii)
Loans(c)	2% (i)	4.5% (ii)
Derivatives(d)	15.8% (i)	(129.7%) (ii)

(a)  10% depreciation of the euro.

(b)  External debt (excluding intra-group debt) before hedging.

(c)  Loans are net of internal refinancing.

(d)  Both eligible and ineligible derivatives under IFRS.

(i) A 1% rise in interest rates leads to a 4.5% decrease in the fair value of debt, a 2% increase in the fair value of loans, and a 15.8% rise in the fair value of derivatives.

(ii) A 10% depreciation of the euro leads to a 3.8% increase in the fair value of debt, a 4.5% increase in the fair value of loans and a 129.7% decrease in the fair value of derivatives.

The information on fair value presented above should be used with care

- Since these estimates are based on the use of measurements such as interest rates and spreads at the balance sheet date; such measurements may fluctuate over time.

- And because there are a number of possible ways to perform these calculations.

The information used for calculating the fair value of financing debt is market prices at the end of the period, using (i)
market rates for each currency, (ii) AXA's average spread by maturity and for the main currencies, distinguishing between subordinated debt and senior debt, and (iii) options included in issue contracts, such as issuer redemption options.

This note does not omit any material commitment or any which might become material in the future.

7. OTHER INFORMATION

(in Euro million)
Affiliated companies (consolidated entities) (value net of provisions for impairment)
Investments	€47,462 million
Of which:
- AXA Konzern AG	€2,120 million
- AXA Italia S.p.A.	€715 million
- AXA France Assurance	€3,415 million
- AXA UK Plc	€4,556 million
- AXA Holdings Belgium	€3,885 million
- Oudinot Participations	€12,299 million
- AXA Japan Holding Company Limited	€3,185 million
- Vinci BV	€4,285 million
- AXA Ré Paris	€881 million
- AXA Equity & Law Plc	€1,133 million
- AXA Mediterranean Holding	€2,149 million
- AXA Asia Pacific Holding	€541 million
- Winterthur Swiss Insurance Company	€5,171 million
- Winterthur Europe Assurances	€610 million
Receivables relating to affiliated	€3,278 million
Payables relating to affiliated	€5,690 million
Financial income and expense in respect of affiliates
Financial expense	€133 million
Financial income	€2,341 million

PricewaterhouseCoopers Audit 63, rue de Villiers 92208 Neuilly-sur-Seine Cedex	Mazars & Guerard 61, rue Henri Regnault 92400 Courbevoie

Report of Statutory Auditors on the Company's financial statements

(For the year ended December 31, 2007)

This is a free translation into English of the Statutory Auditors' report issued in French and which is provided solely for the convenience of English readers. The Statutory Auditors'report includes information specifically required by French law in all audit reports, whether qualified or not, which is presented below in the opinion on the financial statements. This information includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole, and not to provide separate assurance on individual account captions or information taken outside of the consolidated financial statements.

This report, together with the Statutory Auditors' report addressing financial and accounting information in the
Chairman's report on internal control, should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders of AXA
25, avenue Matignon
75008 Paris

In compliance with the assignment entrusted to us by the
shareholders, we hereby submit our report for the year
ended December 31, 2007 on:

-  the audit of the financial statements of AXA, as attached to this report,

-  the justifications of our assessments,

-  the specific verifications and information required by
French law.

The above mentioned financial statements are the
responsibility of the Management Board. Our role is to
express an opinion on these financial statements based on
our audit.

I - Opinion on the Company's financial statements
We conducted our audit in accordance with the professional
standards applicable in France, which require that we plan
and perform the audit to obtain reasonable assurance
about whether the financial statements are free of material
misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the
financial statements. An audit also includes assessing the
accounting principles used and significant estimates made
by management as well as evaluating the overall financial
statement presentation. We believe that our audits provide
a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the Company's financial position and its assets and
liabilities as of December 31, 2007 and of the results of

its operations for the year then ended in accordance with
accounting rules and principles applicable in France.

II - Justifications of our assessments
In accordance with the requirements of Article L.823-9 of
the French Commercial Code relating to the justification of
our assessments, we would like to bring to your attention
the following matters:

-  Financial assets are recorded using the methods applying to each category and described in paragraph 2.5 of the notes
to the financial statements. We have assessed whether the
impairment tests performed by the Company depending
on the invested assets situation and the volatility of
financial markets are appropriate and we also assessed the
reasonableness of the resulting provisions. On investments
in subsidiaries for which impairment is based on the value
in use and the intent to hold, we have assessed the data
used to determine the value in use of the main investments
in this portfolio and obtained confirmation of the intent to hold.

-  In accordance with the policies described in paragraph
2.9, liabilities are recorded at the year-end for redemption premiums on convertible notes issued by the Company
whenever the prevailing stock price is lower than the
discounted redemption value of the underlying note.
We have tested the reasonableness of the assumptions
used to establish these estimates against factors such as
stock price volatility and the maturities of outstanding
convertible notes issued by the Company.

The assessments were made in the context of our audit of
the financial statements, taken as a whole, and therefore
contributed to the formation of our opinion expressed in the first part of this report.

Ill - Specific verifications and information
In addition, we have carried out specific verifications required by law, in accordance with the professional standards
applicable in France.

We have no matter to report regarding:

- the fairness of the management report provided by
the Management Board and the documents remitted to
the Shareholders on the Company's financial situation
and financial statements, and their conformity with the
financial statements,

- the fairness of the information provided in the Management
Board report on compensation and benefits paid to AXA
executives, as well as commitments made to them when
they assumed, changed or ceased to exercise their duties,
or thereafter.

As required by law, we have verified that the information
pertaining to equity and controlling interests of the Company and to the identity of owners of equity interest in the
Company has been duly disclosed in the aforementioned
Management Board Report.

Neuilly-sur-Seine and Courbevoie, March 25, 2008

The Statutory Auditors

PricewaterhouseCoopers Audit Eric Dupont - Yves Nicolas	Mazars & Guerard Patrick de Cambourg - Jean-Claude Pauly

> APPENDIX VII

Life & Savings European Embedded
Value plus Other Business Tangible
Net Asset Value

2007 LIFE & SAVINGS EUROPEAN EMBEDDED VALUE		Euro million - Group share
	ANAV	VIF	EEV
Opening Life & Savings EEV at 12/31/06	15,562	22,828	38,390
Subsidiary ownership structure changes	(1,003)	-	(1,003)
Other Modeling changes and opening adjustments	692	(578)	114
Adjusted opening Life & Savings EEV	15,251	22,250	37,501
Total Return on Life & Savings EEV	2,736	2,273	5,009
Capital Flows	(1,645)	-	(1,645)
Exchange rate movements impact	(734)	(1,301)	(2,036)
Life & Savings EEV of acquired / disinvested business	131	(470)	(340)
Closing Life & Savings EEV at 12/31/07	15,738	22,752	38,490
OPERATING RETURN ON LIFE & SAVINGS EEV			11%
TOTAL RETURN ON LIFE & SAVINGS EEV			13%
Change	1%	-	-
Change at constant FX	6%	5%	6%
Change at constant FX and scope	5%	7%	6%

2007 LIFE & SAVINGS NEW BUSINESS VALUE		Euro million,except when otherwise noted Group share
	2006	2007	Change	Change at comparable basis
Annual Premium Equivalent (APE)	7,343	7,694	5%	8%
Present Value of Expected Premiums (PVEP)	68,783	70,152	2%	6%
New Business Value (NBV)	1,705	1,772	4%	8%
NBV/APE	23.2%	23.0%	- 0.2 pts	0.1 pts
NBV/PVEP	2.5%	2.5%	0.0 pts	0.0 pts

Change is on a comparable basis: at constant exchange rates, methodology and scope.

"Embedded Value" (EV) is a valuation methodology often
used for long term insurance business. It attempts to measure the present value of cash available to shareholders now
and in the future. "European Embedded Value" (EEV) is a
refinement of this methodology based on Principles issued
by the CFO Forum of European insurers, which AXA adopted
during 2005.

AXA publishes EEV only for its Life & Savings business. The
value can be considered in two pieces,

1) "Adjusted Net Asset Value" (ANAV) which measures the
current balance sheet wealth,

2) "Value of Inforce" (VIF) which measures the present
value of future shareholder profits for business currently
in the portfolio, adjusted for the cost of holding capital
that can not be distributed while the business is in
force.

"Life & Savings New Business Value" (NBV) measures the
value of new business sold during the year. It includes the VIF on new business, and also the upfront costs associated with
acquiring new business (often called "strain"). Therefore NBV combines elements which increase VIF balances from one
year to the next and elements which reduce the ANAV from

one year to the next. Life & Savings EEV does not include
any value for future sales.

"Life & Savings Annualized Premium Equivalent" (APE) is
a measure of new business volume which includes sales of
regular recurring premium business at 100% but sales of
single premium business at only 10%. The "APE Margin" is
the ratio of NBV to APE.

"Life & Savings Present Value of Expected Premium" (PVEP)
is a measure of new business volume which includes the
present value of the future premiums expected to be received over time for business sold in the current year. The "PVEP
Margin" is the ratio of NBV to PVEP.

In addition to Life & Savings EEV, AXA calculates a "Group
EV" which adds to the Life & Savings EEV the Tangible Net
Asset Value for other-than-life businesses.

The Group EV is not an estimate of AXA's "fair value",
regardless of how one might define "fair value". It does not include the value of business to be sold in the future, nor
does it include any value for future profits from existing
business for other-than-life businesses i.e. Property &
Casualty, International Insurance, Asset Management and
Other Financial Services.

The Group EV can be reconciled to Life & Savings IFRS
Shareholder's equity as follows (in Euro million):

	Euro million - Group share
	Life & Savings	Other than Life & Savings	Total
Shareholders' equity at 12/31/2007	33,488	12,153	45,642
Net unrealized capital gains not included in Shareholders' equity	683	1,394	2,077
Excluded perpetual debts (TSS/TSDI)		(7,781)	(7,781)
Mark to Market of debt		(77)	(77)
Excluded Intangibles	(17,833)	(9,339)	(27,172)
Unrealized capital gains projected in Life & Savings VIF & other Stat-GAAP adjustments	(599)		(599)
Life & Savings Adjusted Net Asset Value (ANAV) + Other Business Tangible Net Asset Value (TNAV)	15,738	(3,650)	12,088
Life & Savings VIF	22,752		22,752
Group EV = Life & Savings EEV + Other Business TNAV at 12/31/2007	38,490	(3,650)	34,840

The Life & Savings ANAV is derived by aggregating the local
regulatory (statutory) balance sheets and reconciling with
the Life & Savings IFRS shareholders' equity on the following main adjustments:

-  Addition of unrealized capital gains/losses not included in
Shareholders' equity,

-  Elimination of the value of intangibles,

-  Subtraction of unrealized capital gains included in the
projection of future cash flows (VIF),

-  Adjustment for the differences between AXA's consolidated accounting basis and local regulatory bases.

Adding the Life & Savings VIF to the Life & Savings ANAV
completes the Life & Savings EEV.

The Tangible Net Asset Value ("TNAV") for other-than-life
business is reflecting the consolidated IFRS shareholders'
equity adjusted for the elimination of all intangible assets and all debt (TSS/TSDI) that are treated as equity in IFRS.

The TNAV for other-than-life business is adjusted also for
any unrealized capital gains or losses not already included in equity and the impact of the mark to market of debt.

The Group EV equals the Life & Savings EEV plus the Other
Business TNAV.

The Life & Savings ANAV can be further segmented into two pieces: 1) the Required Capital which represents an amount consistent with obtaining a AA rating at each operation, net	of implicit items that can support capital requirements, and 2) the Free Surplus, which represents the excess of ANAV over the Required Capital.

	Euro million - Group share
	2006	2007
Required Capital	12,675	13,565
Free Surplus	2,887	2,174
Life & Savings ANAV	15,562	15,738

The Life & Savings VIF calculation by its nature involves
many assumptions about the future. For Life & Savings EEV,
AXA has adopted a "market-consistent" approach to setting
asset return assumptions. Each cash flow is discounted at
an appropriate discount factor, so that starting with Euro 1 of bond or of equity, projecting expected cash flows, and
discounting, will simply give Euro 1 of value. Mechanically, this can be described in a short-cut as assuming that all assets
will earn the risk-free rate defined by the current market in the future. However, cash flows are projected not only in
a single scenario, but rather a stochastic set of scenarios
is created, with the set maintaining the market-consistent
condition that Euro 1 of any asset projected into the future gives a present value of Euro 1. Future earnings available to shareholders are assessed across this range of stochastic
scenarios, with the present value being the Life & Savings
VIF. Our major assumptions include:

-   Actuarial assumptions reflect best estimates based on
recent experience.

-   No productivity gains are assumed in future expenses,
while future inflation averaging 2.2% was assumed in
2006 and 2007.

-   Expenses are adjusted for non-recurring expenses and
one-time strategic spending.

-   Some benefit from future mortality improvement on Life
business is included, while annuity business does have an
allowance for the costs of longevity increasing in all markets.

-   Non-financial risks are provided for through the cost
of holding capital consistent with the level to obtain a
AA rating at each operation.

-   A weighted average tax rate of 33.4% in 2006 and 32.4%
in 2007.

As described above, the Life & Savings VIF valuation under
AXA's market-consistent framework does not depend on
assumed future asset returns, but rather on the actual risk-
free yield curves observable in the market on each valuation date (consistent with financial market practices for valuing assets, the swap curve is used as the basis for risk-free
yields). The Life & Savings VIF valuation also depends on
stochastic projections of multiple scenarios, rather than a
single scenario. For comparison to traditional Embedded
Values and other techniques, AXA performs a calculation
that determines the "Implied Risk Discount Rate" (IDR) which would equate the cash flows from a single scenario with "real world" economic assumption to the Life & Savings VIF. The
following table summarizes the "real world" assumptions for
2006 and 2007 used in determining the IDRs:

Fl Return		Equity Return		Cash Return		Real Estate Return
2006	2007	2006	2007	2006	2007	2006	2007
5.25%	5.58%	7.69%	8.05%	3.59%	4.09%	6.13%	7.34%

Separate IDRs are calculated for the total inforce portfolio at the end of the year and the new business sold during the year:	2006 IDR shown in these tables are for AXA including Winterthur, although Winterthur NBV written in 2006 was before the acquisition was final and was not part of AXA's 2006 results.

VIF IDR		In addition to providing a comparison basis to other valuation techniques, the VIF IDR for 2006 also provides an element of the movement analysis between 2006 and 2007.
2006	2007
7.57%	7.61%

NBV IDR
2006	2007
6.24%	6.05%

The following table presents an analysis of the movement of Life & Savings EEV between 2006 and 2007:

Euro million - Group share
Life & Savings EEV
Opening Life & Savings EEV at 12/31/06	38,390
Subsidiary ownership structure changes	(1,003)
Other opening adjustment	114
Adjusted opening Life & Savings EEV	37,501
Operating performance from existing business:	2,457
Expected return on VIF + Required capital (Unwind of IDR)	2,526
Expected return on surplus	90
Operational experience changes	131
Operational assumption changes	(291)
New Business Value	1,772
Operating Return on Life & Savings EEV	4,229
Current year investment experience	781
Change in investment assumptions
Total Return on Life & Savings EEV	5,009
Capital Flows	(1,645)
Exchange rate movements impact	(2,036)
Life & Savings EEV of acquired / disinvested business	(340)
Closing Life & Savings EEV at 12/31/07	38,490

Subsidiary ownership structure changes reflects impacts
from transfers which were made between Group companies
of shares in other Group entities. At the total Life & Savings level the impact is to reduce EV by €-1,003 million although at the total Group level the impact is nil.

Operating performance from existing business considers
the movements in EEV related to the business inforce at the
beginning of the year, excluding the investment impacts
that are shown below. The total operating performance of
€2,457 million is analyzed in several components:

-   Expected return on VIF + Required capital (Unwind of
IDR) of €2,526 million is the mechanical effect of rolling
forward the beginning of year VIF at the prior year Implied
Risk Discount Rate (the unwind calculation is based on IDR
multiplied by VIF + Required Capital).

-   Expected return on surplus of €90 million is the expected
after-tax profit on surplus assets (using the illustrative
real world investment scenarios used to calculate IDR for
the prior year) in excess of those supporting the VIF. The
expected return is not large because (i) AXA generally
does not retain large free surplus balances within its Life &
Savings operations and (ii) the expected return on surplus
is lower than the IDR.

-   Operational experience changes of €131 million is the
impact of actual versus expected experience for items like
mortality, expenses, lapse rates, etc.

-   Operational assumptions changes of €-291 million is the
impact on VIF of changes in future assumptions for items
like mortality, expenses, lapse rates, etc.

2007 New Business Value of €1,772 million reflects the
strain (first year loss) and VIF impacts described above.

Operating Return on Life & Savings EEV of €4,229
million is the combination of the New Business Value and
the operating performance from existing business as just
outlined. It represents 11% of the Opening Life & Savings
EEV.

Current year investment experience of €781 million includes
(i) the variance in experience during 2007 from that expected in the illustrative real world investment scenario at the end of 2006, and (ii) the change in value created by reflecting
year-end 2007 yield curves and investment conditions in the
EEV rather than those of year-end 2006.

Change in investment assumptions is zero. This line would
reflect changes to investment assumptions such as volatilities and correlations between asset classes, which are not directly driven by investment market data observed at year-end. For
2007 no such changes were made.

Total Return on Life & Savings EEV before currency effects
and capital flows of €5,009 million combines the Operating
Return with the Investment impacts. It represents 13% of the
Opening Life & Savings EEV.

Capital flows of €-1,645 million reflect net transfers out of the Life & Savings segment in 2007 including dividends paid, received and capital injections.

Exchange rate movements impact of €-2,036 million is
predominantly due to the strengthening of the Euro versus
the Dollar and the Yen. This amount does not reflect the
impact of AXA's foreign currency hedging program which is
in the Holdings segment.

Life & Savings EEV of acquired/disinvested business

of €-340 million was mainly related to the disposal of
the Netherlands partially offset by realized Life & Savings
Segment gains with this sale and MPS acquisition in
Italy.

Closing Life & Savings EEV of €38,490 million is the total
value at the end of the year, representing the prior year
balance plus opening adjustments, plus Total Return, plus
capital flows, plus EEV of acquired/disinvested business and the exchange rate impact.

The following table provides an analysis of movement of the Group EV between 2006 and 2007:

		Euro million - Group share
	Life & Savings EEV	Other business TNAV	Total
Group EV = Life & Savings EEV + Other Business TNAV at 12/31/06	38,390	(2,758)(a)	35,632
Subsidiary ownership structure changes	(1,003)	1,003	-
Other Modeling changes and opening adjustments	114	(187)	(73)
Adjusted opening Group EV = Life & Savings EEV + Other Business TNAV	37,501	(1,942)	35,559
Operating return	4,229	2,577 (b)	6,806
Current year investment experience	781	(1,205)	(424)
Total Return	5,009	1,372	6,382
Dividends paid - received	(1,708)	(510)	(2,218)
Capital Flows	63	(629)	(565)
Exchange rate movements impact	(2,036)	1,342	(694)
Acquired / Disinvested business	(340)	(1,196)	(1,536)
Share and Convertible buy back	-	(2,319)	(2,319)
Other issued capital	-	232	232
Closing Group EV = Life & Savings EEV + Other Business TNAV at 12/31/07	38,490	(3,650)	34,840
Operating Return on Group EV	-	-	19%
Total Return on Group EV	-	-	18%
Change	-	- 32%	-2%
Change at constant FX and scope	6%	- 38%	4%

(a) Other business tangible net asset value 2006 has been adjusted to correct the mark-to-market of debt and correction of Goodwill in Group Share amount to tie to the updated one in the Financial Supplement

(b) Other Business operating return = underlying earnings (€2,293m) + normative 4.5% capital growth on equity investments (€448m) - Net interest charge on TSS & TSDI (€290m) + elimination of expense for equity-settled share based compensation (€127m).

The Other Business Tangible Net Asset Value's decrease
of 32% (38% decrease at constant currency and scope) to
€-3 650 million was due to the dividends paid to shareholders and share buybacks as well as the elimination of intangibles from the acquired business, which more than offset the
positive contribution of the operating return and exchange
rate movements of other business.

The 19% operating return on Group EV was driven by the
very solid business performance of the year in all business
segments (Life & Savings, Property & Casualty and Asset
Management). Group EV return, unlike Life & Savings EEV
return, benefits from debt leverage as the debt is allocated to the Other Business segment.

LIFE & SAVINGS EUROPEAN EMBEDDED VALUE SENSITIVITIES

The sensitivity of the Life & Savings EEV and NBV to changes in major assumptions has been calculated as follows for the 2007 values (measured in Euro million, Group share):

LIFE & SAVINGS EEV SENSITIVITIES		Euro million - Group share
	Life & Savings EEV Impact	Life & Savings NBV Impact
Estimated upward parallel shift of 100 bp in reference interest rates	318	230
Estimated downward parallel shift of 100 bp in reference interest rates	(1,416)	(400)
10% higher value of equity markets at start of projection	1,594	45
10% lower value of equity markets at start of projection	(1,639)	(53)
10% higher value of real estate at start of projection	491	10
10% lower value of real estate at start of projection	(493)	(11)
Overall 10% decrease in the lapse rates	1,179	151
Overall and permanent decrease of 10% in expenses	1,164	103
5% lower mortality rate for annuity business	(158)	(2)
5% lower mortality rate for life business	550	60
Upward parallel shift of 25% of the volatility on equity markets	(746)	(107)
Upward parallel shift of 25% of the volatility on bonds	(372)	(42)

An independent actuarial consultancy, Tillinghast, was hired by AXA to perform a review on the Life & Savings EEV, and
has issued the following statement of opinion:

"Tillinghast, the insurance consulting business of Towers
Perrin, has assisted AXA in developing the methodology and
has reviewed the assumptions used in the Life & Savings
European Embedded Value (EEV) at December 31, 2007,
and the 2007 Life & Savings New Business Value (NBV) for
the principal life operations of the AXA Group. Our review
included the analysis of movement in embedded value from
December 31, 2006, and the sensitivities shown above.

Tillinghast has concluded that the methodology and
assumptions comply with the EEV Principles. In particular:

-  The methodology makes allowance for the aggregate risks
in the covered business through the market consistent
methodology described in Section V of the EEV Report,
which includes a stochastic allowance for the cost of
financial options and guarantees;

-  The operating assumptions have been set with appropriate
regard to past, current and expected future experience;

-  The economic assumptions used are internally consistent
and consistent with observable market data; and

-  For participating business, the assumed bonus rates,
and the allocation of profit between policyholders

and shareholders, are consistent with the projection
assumptions, established company practice and local
market practice.

The methodology and assumptions used also comply with the
EEV Guidance (noting the disclosed exception concerning the
treatment of affiliated investment management companies,
where the value of their profits for managing assets for the Life &
Savings segment are not included in the Life & Savings EEV).

Tillinghast has also performed limited high-level checks
on the results of the calculations and has confirmed that
any issues discovered do not have a material impact on the
disclosed embedded values, new business values, analysis
of movement, and sensitivities. Tillinghast has not, however, performed detailed checks on the models and processes
involved.

In arriving at these conclusions, Tillinghast relied on data and information provided by AXA. This opinion is made solely to
AXA in accordance with the terms of Tillinghast's engagement letter. To the fullest extent permitted by applicable law,
Tillinghast does not accept or assume any responsibility,
duty of care or liability to anyone other than AXA for or in connection with its review work, the opinions it has formed, or for any statement set forth in this opinion."

> APPENDIX VIII

Shareholders' Meeting
April 22, 2008

AGENDA

ORDINARY RESOLUTIONS

First resolution
Approval of the Company's financial statements for 2007 -
parent only

Second resolution
Approval of the consolidated financial statements for 2007

Third resolution
Earnings appropriation and declaration of a dividend of €1.20 per share

Fourth resolution
Approval of the Auditors' Special Report on regulated
agreements

Fifth resolution
Appointment of Mr. Francois Martineau to serve as a member
of the Supervisory Board

Sixth resolution
(Not approved by the Management Board)
Appointment of Mr. Francis Allemand to serve as a member
of the Supervisory Board, upon the recommendation of the
employee shareholders of the AXA Group

Seventh resolution
(Not approved by the Management Board)
Appointment of Mr. Gilles Bernard to serve as a member
of the Supervisory Board, upon the recommendation of the
employee shareholders of the AXA Group

Eighth resolution
(Not approved by the Management Board)
Appointment of Mr. Alain Chourlin to serve as a member
of the Supervisory Board, upon the recommendation of the
employee shareholders of the AXA Group

Ninth resolution
Appointment of Ms. Wendy Cooper to serve as a member
of the Supervisory Board, upon the recommendation of the
employee shareholders of the AXA Group

Tenth resolution
(Not approved by the Management Board)
Appointment of Mr. Rodney Koch to serve as a member of
the Supervisory Board, upon the recommendation of the
employee shareholders of the AXA Group

Eleventh resolution
(Not approved by the Management Board)
Appointment of Mr. Hans Nasshoven to serve as a member
of the Supervisory Board, upon the recommendation of the
employee shareholders of the AXA Group

Twelfth resolution
(Not approved by the Management Board)
Appointment of Mr. Frederic Souhard to serve as a member
of the Supervisory Board, upon the recommendation of the
employee shareholders of the AXA Group

Thirteenth resolution
(Not approved by the Management Board)
Appointment of Mr. Jason Steinberg to serve as a member
of the Supervisory Board, upon the recommendation of the
employee shareholders of the AXA Group

Fourteenth resolution
(Not approved by the Management Board)
Appointment of Mr. Andrew Whalen to serve as a member
of the Supervisory Board, upon the recommendation of the
employee shareholders of the AXA Group

Fifteenth resolution
Authorization granted to the Management Board to purchase
the Company's shares

EXTRAORDINARY RESOLUTIONS

Sixteenth resolution
Authorization granted to the Management Board to allot free
shares to employees and eligible corporate officers of the
AXA Group

Seventeenth resolution
Authorization granted to the Management Board to allot stock purchase and/or stock subscription options to employees and
eligible corporate officers of the AXA Group

Eighteenth resolution
Authorization granted to the Management Board to increase
the Company's share capital by the issue of shares or other
securities with a claim on the Company's share capital,
reserved for members of the Company's savings plan

Nineteenth resolution
Authorization granted to the Management Board to increase
the Company's share capital, with waiver of the preferential subscription rights, to a category of beneficiaries

Twentieth resolution
Authorization granted to the Management Board to reduce
the share capital through the cancellation of shares

Twenty-first resolution
Authorization to comply with all formal requirements in
connection with this Meeting

REPORTS OF AXA'S MANAGEMENT BOARD

REPORT OF AXA'S MANAGEMENT
BOARD ON THE PROPOSED
RESOLUTIONS

To the Shareholders of AXA:

We have called you to this joint Ordinary and Extraordinary
Meeting to submit a number of resolutions for your
consideration, pertaining to:

-  Approval of the parent Company and consolidated financial statements of AXA for the year ended December 31,
2007, determination of the dividend payable in respect
of 2007, and approval of the special report submitted by
the Statutory Auditors on regulated agreements (I);

-  Appointment of two new members to the Supervisory
Board (II);

-  Renewal of the authorizations relative to the stock
repurchase program and the cancellation of shares (III);

-  Renewal of the authorizations granted to the Management
Board to grant stock subscription or purchase options as
well as free shares to eligible employees of the AXA Group
(IV); and

-  Renewal of the authorization granted to the Management
Board to issue equity securities or other types of securities with a claim on the share capital of the Company through
the Company savings plans (V).

I - Approval of annual financial statements
Ordinary resolutions 1 to 4
The first items on the agenda pertain to the approval of AXA's parent Company (first resolution) and consolidated (second
resolution) financial statements. AXA's parent company
financial statements for the year ended December 31,
2007 show a profit of 1,765 million euros, compared with
1,433 million euros for the year ended December 31, 2006,
which is an increase of 23%. The consolidated financial
statements for fiscal year 2007 show net income Group share
of 5,666 million euros, compared with 5,085 million euros for the preceding fiscal year, which is an increase of 11.43%. For more information on AXA's financial statements for 2007 and
on the business of the Company during the 2007 fiscal year
or since January 1st, 2008, please refer to the Management
Board Report that is included in the 2007 Annual Report
(Document de Référence) filed with the AMF (Autorité des
marchés financiers) which is available, in accordance with
applicable legislation, in particular on AXA's website (www.
axa.com).

The purpose of the third resolution is to determine
the appropriation of earnings for fiscal year 2007.
The amount available for earnings appropriation is
2,479,122,236 euros, which is comprised of earnings for the
period ended of 1,765,325,129 euros and retained earnings
of 713,797,107 euros. Accordingly, the Management Board
of your Company has decided to recommend this year the
payment of a dividend of 1.20 euros per share, representing
a global distribution of 2,472,904,190 euros, which is an
increase of 11.47% compared with last year. The rest of the
distributable earnings, a total of 6,218,046 euros, will be
allocated to Retained Earnings. If approved, this dividend
would be paid out on April 29,2008 and the ex-dividend date
would be on April 24,2008. In accordance with the Bylaws of
AXA, this proposed earnings appropriation and the date of
the dividend payout were approved by the Supervisory Board
of your Company at its Meeting on February 27, 2008.

The proposed dividend entitles eligible recipients to the 40%
tax relief set forth in paragraph 2°, of Article 158.3 of the
French General Tax Code (Code General des Impots). It applies to natural persons resident in France for tax purposes, and it amounts to 0.48 euros per share. As a reminder, Article 117
quater of the French General Tax Code, as it results from
the 2008 Finance Act, provides that natural persons who
are French residents for tax purposes, and whose income is
eligible for the 40% tax relief may, barring certain exceptions, opt to have an 18% flat deduction at source, calculated on
the basis of the gross amount of income received.

Exercising the option for a flat deduction at source is binding and have to be renewed at each payment. However, the
aforementioned option leads to the loss of the 40% tax relief mentioned above, of the lump-sum abatement of 1,525 euros
or 3,050 euros, depending on marital status, and of the tax
credit ceiling on other distributions that the natural person has received in the course of the same calendar year.

The flat deduction at source, which is done immediately, is
paid by the institution in charge of payment within the first two weeks of the month following the date of the dividend
payout. The welfare taxes (CSG, CRDS and welfare deduction)
due by the persons who are French residents for tax purposes are in any case paid at the date of the dividend payout.

Pursuant to the relevant provisions of Article 243 bis of
the French General Tax Code, the table below summarizes
dividend payout information, with and without the 40% tax
relief, in the previous three fiscal years.

	Fiscal year 2004	Fiscal year 2005	Fiscal year 2006
Dividend per share	€0.61(a)	€0.88(b)	€1.06(c)
Dividend with tax relief	€0.61(a)	€0.88(b)	€1.06(c)
Dividend without tax relief	-	-	-

(a) This amount of distributable dividend entitled the natural persons resident in France for tax purposes to a 50% tax relief.
This dividend payout was made in 2005.

(b) This amount of distributable dividend entitled the natural persons resident in France for tax purposes to a 40% tax relief.
This dividend payout was made in 2006.

(c) This amount of distributable dividend entitled the natural persons resident in France for tax purposes to a 40% tax relief.
This dividend payout was made in 2007.

In the fourth resolution, you are being asked to approve
the special report of the Statutory Auditors on the so-called regulated agreements. It is specified under this resolution
that no new regulated agreements were entered into in fiscal year 2007. There are three agreements that were authorized
in years prior to 2007 that remained in force in 2007: they
are the shareholders agreement with the Schneider group
on the maintenance of cross-shareholdings, the shareholders
agreement with the BNP Paribas group on the maintenance
of cross-shareholdings, and the contract with France Telecom pertaining to the AXA Group's communications networks.

II - Appointment of new members
to the Supervisory Board
Ordinary resolutions 5 to 14
Appointment of Mr. François Martineau
(5th resolution)
The term of office of Mr. Claude Bébéar as a member of
the Supervisory Board, is set to expire at the close of
this Meeting. Accordingly, you are being asked to appoint
Mr. François Martineau to replace him for a term of four
years, pursuant to Article 10 of the Bylaws of your Company.
If appointed, Mr. François Martineau's term of office would
therefore expire at the close of the Shareholders' Meeting
called in 2012 to approve the financial statements for the
fiscal year ending on December 31, 2011. The Supervisory
Board, following the recommendation of its Selection,
Ethics, Governance and Human Resources Committee,
has issued a favorable opinion on the appointment of
Mr. François Martineau to serve as a member of the AXA
Supervisory Board. The Supervisory Board has assessed the
independence of Mr. François Martineau on the basis of the
recommendations contained in the Report AFEP / MEDEF
dated 2002 and came to the conclusion that Mr. Martineau
shall be considered as independent. A brief biography
of Mr. François Martineau appears in the exhibits to this
report.

Appointment of a member of the Supervisory Board on
the recommendation of the employee shareholders of
the AXA Group (6th to 14th resolutions)
The term of office of Mr. Jacques Tabourot as a member of
the Supervisory Board, who was appointed in 2004 on the
recommendation of the employee shareholders mentioned
in Article L.225-102 of the French Commercial Code (Code
de commerce), is set to expire at the close of this Meeting.
Accordingly, we are asking you to designate his replacement, who will serve for a term of four years. In compliance with
applicable regulations and with Article 10. C of the Bylaws
of your Company, in early 2008 the Management Board
conducted the process of consulting AXA Group employee
shareholders, via a direct consultation of the latter (the
"Direct Process") and via a vote of the Supervisory Boards
of FCPE (Fonds Communs de Placement d'Entreprise)
mutual-type funds with indirect voting rights (the "Indirect
Process"). Once these consultations were completed, seven
candidates were selected under the direct process (for
each of these candidates, the percentage of votes received
during the official voting process is indicated): Ms. Wendy
Cooper (44.56%) and Messrs Francis Allemand (3.51%),
Gilles Bernard (4.12%), Alain Chourlin (2.91%), Rodney Koch
(7.68%), Jason Steinberg (4.28%) and Andrew Whalen
(19.01%). Under the indirect process, two candidates were
selected: Mr. Frederic Souhard, designated by the French

FCPE Group, and Mr. Hans Nasshoven, designated by the
International FCPE Group. The proposed appointment of
each candidate is the subject of a separate resolution, and
you, the Shareholders, are being asked to vote on each one
of them. A short biography of each candidate may be found
in the exhibits to this report.

It falls within the competence of the Management Board to
issue an opinion on every proposed resolution that is submitted to the Shareholders. As a consequence, the Management
Board has decided to recommend that the shareholders vote
in favor of the ninth resolution (Appointment of Ms. Wendy
Cooper to serve as a member of the Supervisory Board, upon
the recommendation of the employee shareholders of the
AXA Croup) and, consequently, to reject resolutions 6 to 8
as well as 10 to 14. This recommendation of the Management
Board was approved by the AXA Supervisory Board, after its
own Selection, Ethics, Governance and Human Resources
Committee issued a positive opinion on the appointment of
Ms. Wendy Cooper to serve as a member of the Supervisory
Board.

Both the Management Board and the Supervisory Board
believe that Ms. Wendy Cooper is the best candidate to
serve as an employee shareholders representative on the
AXA Supervisory Board for the following reasons: (i) she
received strong support from the employee shareholders
with direct voting rights during the preliminary phase for
selection of candidates, (ii) the nomination of Ms. Cooper
as a Board member would internationalize and feminize the
Supervisory Board, and (iii) the American employees of AXA's subsidiaries in the US hold, behind France, the largest portion of assets in the Group employees savings plans.

The Management Board also recommends that the
shareholders vote in favor of only one of the sixth to
the fourteenth resolutions, and that they reject the
others, because the Bylaws of your Company request
Board designated on the recommendation of the employee
shareholders. It should be noted, however, that in the event that several of the resolutions numbering from the sixth to
the fourteenth receive more votes in favor than a majority
of all the votes cast by the shareholders present at the
Meeting or duly represented, only that resolution receiving
the highest number of votes in favor shall be considered as
having passed; the other resolutions in the aforementioned
series shall be considered as rejected.

Ill - Authorization enabling the Company to buy
shares of its own stock and, as the case may be,
to cancel these shares
Ordinary resolution 15 and extraordinary resolution 20
The Management Board requests that Shareholders once
again authorize the Board to purchase up to 10% of the
Company's outstanding share capital, or 5% of the total
number of shares comprising the share capital in the case
of shares acquired by the Company for the purpose of holding them for subsequent payment or tender in a merger, spin-off
or contribution.

These shares may be acquired for the purpose of: a)
optimizing the liquidity of AXA securities, notably to foster regular and liquid trading in the securities through a liquidity contract that complies with the AFEI Code of conduct approved by the AMF, entered into with an investment services provider in compliance with the market practice accepted by the AMF;
b) (i) hedging stock options offered to some or all employees or eligible corporate officers of the AXA Group, (ii) granting free shares to employees and former employees enrolled
in a company savings plan, and (iii) granting free shares to employees and eligible corporate officers of the AXA Group
in connection with the provisions of Articles L.225-197-1 and following of the French Commercial Code, c) holding and
tendering such shares later in payment or in exchange, in
connection with potential external growth acquisitions, in
compliance with the market practice accepted by the AMF, d)
delivering shares upon the exercise of rights attached to bonds with an immediate or future claim on shares of the Company, e)
cancelling some or all of these shares, subject to Shareholders approval of the 20th resolution hereinafter, which authorizes this cancellation and/or, more generally, f) performing all
operations in compliance with the laws and regulations in
force, it being specified that in the event the Management
Board intends to use this authorization to purchase stock
for objectives other than those explicitly mentioned above,
the shareholders will be informed beforehand by any means
allowed under applicable regulations.

The maximum unit price of purchase may not exceed
45 euros.

The acquisition, sale or transfer of these shares may
be completed and paid for by all appropriate means in
accordance with applicable laws and regulations, including
through open market transactions or private agreements,
over-the-counter and in particular through block trades, by
using financial derivatives or warrants or, more generally,
through securities with a claim on shares of the Company,
or through public offerings, at such time as the Management
Board shall decide.

In the event of a public offer on the Company's shares,
the Company may opt to pursue the execution of its stock
repurchase program in accordance with Article 232-17 of the
AMF's General Regulations, but only if (i) the offer to purchase
Company shares is paid for exclusively in cash and (ii) the
repurchase transactions are conducted within the context of
the pursuit of a program that is under way, are consistent with the objectives mentioned in points b) and d) above and not
likely to compromise the success of the offer. In this respect, the Management Board believes it is important that the
Company may, if need be, repurchase shares of its own stock
even in the event of a public offer, in order to comply with its obligations vis-a-vis bond holders that have an immediate or future claim on shares of the Company (objective d) described above) or for the purpose of hedging stock purchase options
or free shares plans (objective b) described above).

The Management Board recommends that this authorization
would cancel and replace the unused portion of the
authorization granted by the Shareholders at their Meeting
of May 14,2007, under the thirteenth resolution. If passed, it will remain in force for a period of not more than 18 months, starting from the date of this Shareholders' Meeting.

In compliance with Article 12 of the Bylaws of your Company, this resolution was approved by the Supervisory Board of
AXA at its meeting on February 27, 2008.

In the 20th resolution, the Shareholders are also being
asked to grant full authority to the Management Board,
which may delegate such authority, to cancel in one or more
times, the shares acquired by the Company by virtue of the
15th resolution submitted to this General Meeting, within the limit of 10% of the Company's share capital in any given 24-
month period, and to reduce the Company's share capital
accordingly, pursuant to the relevant provisions of Article
L.225-209 of the French Commercial Code.

IV - Authorizations to be granted to the Management
Board to allot free shares and stock options
Free allotments of shares - Extraordinary resolution 16
Pursuant to the relevant provisions of Articles L.225-197-1 and following of the French Commercial Code, we are recommending that you authorize the Management Board, for a period of thirty-
eight months starting from the date of this Meeting, to freely allot existing shares or shares of the Company to be issued, in one or more times, to members of personnel chosen from among the
employees and eligible corporate officers of the AXA Group.

The rationale behind freely allotting these shares is to reward and retain the best talents by associating them with the intrinsic performance of the AXA Group and of their entity as well as the performance of the AXA share price on the medium-term (2 to
4 years). At first, the number of free shares initially granted is determined for each entity, usually regarding its participation to the Group earnings as for the previous fiscal year. The
allotment finally granted will be decided by the Management
Board for each beneficiary according to the following criteria:
the importance of the job, the importance of the individual in the job, the importance of the individual in the future i.e. his potential and the quality of the individual contribution.

The total number of freely allotted shares offered by virtue of this authorization may not exceed 1% of the number of
shares comprising the Company's share capital on the date
the Management Board decides their allotment, it being
specified that this upper limit is independent from the ceiling provided for stock options in the 17th resolution and from the ceilings set in the other financial authorizations proposed to this Meeting or adopted by the Annual General Meeting of
May 14, 2007 and that are still in force.

These shares would be considered as definitively granted after an acquisition period of at least two years, and the beneficiaries would then have to hold their freely allotted shares for a minimum period of two years as of the definitive grant date. However, the
Management Board may decide not to impose or to reduce this
mandatory holding period for shares whose acquisition period has been set to last for at least four years. Moreover, AXA's policy is that freely allotted shares be definitely granted under the conditions that (i) the beneficiary is still employed by the
AXA Group at the date of the definitive grant and that (ii) some conditions of collective performance, measuring both the AXA
Group performance and the beneficiary's entity performance,
have been fulfilled. Those performance conditions are being
modified each year depending on the strategic targets of the
AXA Group. As an example, the targets used in 2007 were
related to the underlying earnings and adjusted earnings, both for the AXA Group and the entity of the beneficiary. In 2006, the performance targets were for both the AXA Group and the
entities, the underlying earnings, the P&C revenue and the New
Business Value in Life.

Pursuant to the provisions of applicable law, as for the shares freely granted to the eligible corporate officers according to the aforementioned authorization, the Supervisory Board
may decide that those shares may not be disposed of for
as long as the beneficiaries hold their positions, or it may specify the number of shares that those beneficiaries must
own as registered shareholders for as long as they hold their positions.

The aforementioned authorization would cancel and replace
the unused portion of that given by the Shareholders at
their Annual Meeting held on April 20, 2005 under the
25th resolution, which also authorized the Management
Board to freely allot Company shares. However, this
authorization would not cancel and replace the one granted
to the Management Board under the 24th resolution by the
Shareholders at their Annual Meeting held on May 14,2007,
which authorized the Management Board to grant free shares
to all employees of the AXA Group in connection with the
"Ambition 2012" plan (24th resolution). In fact, these two
authorizations address very different objectives and are
completely separate from one another.

By virtue of the aforementioned 24th resolution passed by
the Shareholders on May 14, 2007, the Management Board
of your Company granted 50 free shares of stock to nearly
112,000 AXA employees worldwide, working in 54 different
countries, on July 1st, 2007. In 2009, the Management Board
plans to make a second grant of 50 free shares of stock
to all AXA employees, provided that at year-end 2008 the
Group's performance and achievements are in line with its
Ambition 2012 plan objectives, measured on the basis of
the following two criteria: underlying earnings per share
above 2.41 euros (net of interest on TSS and TSDI debt) and
a customer satisfaction index higher than 82%.

The Bylaws of your Company require that the Management
Board obtain the prior consent of the Supervisory Board if
it decides to make use of this authorization. As provided for by law, the Management Board shall inform the Shareholders
at the Annual General Meeting of all transactions carried out by virtue of this authorization.

For more information on AXA's policy regarding free allotment of shares, please refer to the Section "Executive Compensation"
of the 2007 Annual Report (Document de Référence) filed with the AMF (Autorité des marchés financiers).

Stock subscription or purchase options -
Extraordinary resolution 17
Pursuant to Articles L.225-177 to L.225-185 of the French
Commercial Code, we are asking you to authorize the
Management Board, for a period of thirty-eight months
starting from the close of this Meeting, to grant to some
or all employees and eligible corporate officers of the AXA
Group, in one or more times, stock subscription and/or stock purchase options, giving the right to subscribe newly issued shares or to purchase existing shares acquired through
shares repurchase programs carried out by the Company in
accordance with the law.

The aim of stock subscription or purchase options is to
encourage beneficiaries to take an active interest in the
development of their company by allowing them to share in
the possible appreciation of the value of the shares to which these options entitle them. Grant criteria used for options

are similar to those used for freely allotted shares and that are described above.

The terms and conditions proposed by the Management
Board for setting the purchase or subscription price for
the shares acquired through the exercise of options are the
following.

The Management Board shall determine, on the day it grants
the options, the subscription or purchase price of the shares in accordance and within the limits set forth by applicable
laws, provided that such price shall not be lower than the
average price of the Company's shares on the Paris Stock
Exchange over the twenty trading days preceding the date
on which the Management Board grants the options.

All options so granted shall be exercised within a period of ten years commencing from the grant date. In accordance with
applicable legislation, as for the options granted to the eligible corporate officers, the Supervisory Board may prohibit the
exercise of options for as long as their beneficiaries hold their positions or immediate resale with the obligation to own in
registered form all or some of the shares that result from
the exercise of options for as long as they hold their position.
Notwithstanding the foregoing, if the Supervisory Board
decides to prohibit, pursuant to the provisions of Article
L.225-185 of the French Commercial Code, the exercise of the options for as long as the beneficiaries hold their positions, the deadline for exercise shall not expire before a minimum
period of six months starting from the date the prohibition
ends. The period for exercising the options will be postponed accordingly.

The total number of subscription options granted under this
authorization shall not entitle beneficiaries to subscribe to a number of shares exceeding 2% of the number of shares
comprising the share capital of the Company on the date on which the Management Board grants such options, an amount that is
separate from the ceiling set under the resolution concerning the free allotment of shares (16th resolution of this Meeting) and from the ceilings set in the other financial authorizations proposed to this Meeting or adopted by the Annual General Meeting of
May 14,2007 and that are still in force.

As provided for by law, the Management Board would have
all necessary powers to determine the list of option grantees as well as the number of options to be granted to each one,
and to set the other terms and conditions governing these
options.

This authorization, if granted, would cancel and replace the unused portion of that granted by the Shareholders at their
Annual General Meeting held on April 20, 2005 under the
twenty-sixth resolution, which authorized the Management
Board to grant stock options.

As provided for by law, the Management Board shall inform
each year the Shareholders at the ordinary General Meeting
of transactions carried out within the framework of this
authorization.

For more information on AXA's policy regarding stock
subscription and purchase options, please refer to the
Section "Executive Compensation" of the 2007 Annual
Report (Document de Référence) filed with the AMF (Autorité
des marchés financiers).

V - Authorizations to be granted to the Management
Board to issue equity securities or other securities
with a claim on the capital of the Company through
employees savings plan
Under the 18th resolution, we are asking the Shareholders,
as provided for by Articles L.225-138-1 and L.225-129-
6 of the French Commercial Code, and Articles L.443-1
and following of the French Labor Code, to authorize the
Management Board, with the option of sub-delegation to
any person authorized by law, to increase the share capital, in one or several offerings, at its sole discretion, through the issue of shares or other securities granting access to
the Company's share capital, and reserved for employees
or former employees, who are enrolled in AXA's employer-
sponsored Company savings plan, for a period of eighteen
months and up to a maximum nominal amount of 100 million
euros. This authorization would also entail a waiver by the
Shareholders of their preferential subscription rights with
respect to equity securities or other securities issued by
virtue of this delegation in favor of members of a company
savings plan, possibly for free allotment. It also entails a waiver of their preferential subscription right to subscribe to shares that the Company may issue for any securities that may be issued by virtue of this resolution.

In accordance with applicable laws, the discount off the
average price of the Company's shares on the Paris Stock
Exchange over the twenty trading days prior to the day
on which the Management Board formally determines the
opening date of the subscription period, shall not exceed
20%. However the subscription price shall not be higher than this average.

However, you would also be authorizing the Management
Board to reduce or waive the aforementioned discount, as
it deems appropriate, in particular to take into account new international accounting standards, or locally applicable
legal, accounting, tax or social provisions.

Continuing on from the 18th resolution, the 19th resolution
proposes to authorize the Management Board to decide to
increase the share capital of the Company, in one or more
times, these issues of shares being reserved to the category of beneficiaries having the following characteristics: any bank or any entity held by such bank, which, at the request of the
Company, participates in the implementation of a structured
offer for employees and corporate officers of entities
affiliated to the Company within the meaning of Articles
L.225-180 of the French Commercial Code and L.444-3 of
the French Labor Code and incorporated outside France.

Such a capital increase would allow employees and corporate
officers of entities of the AXA Group, who are residents in
certain countries outside France, to benefit from an offer as close as possible, in terms of economic profile and taking
into account legal or tax constraints that may exist locally, to the offer which would be made to the other employees of
the group pursuant to the use of a 18th resolution.

Total nominal amount of shares that may be issued by virtue
of this authorization will be limited to 100 million euros and will be deducted from the total nominal amount of shares that may be issued pursuant to the 18th resolution of this Meeting so as the total amount of the capital increase that could
result from the implementation of the 18th and 19th resolutions should not exceed 100 million euros of nominal value.

The subscription price of the shares issued pursuant to this authorization shall not be more than 20% lower than the
average of the quoted price of the shares of the Company
on the Paris Stock Exchange during the twenty trading days
preceding the decision setting the subscription opening date to a capital increase realised by virtue of the eighteenth
resolution, or higher than this average; the Management
Board shall be entitled to decide to reduce or cancel any
discount so granted, as it deems appropriate, in order to
take into account, legal, social, tax or accountancy regulatory rules applicable locally.

In the event the Management Board would decide to use
the authorizations above, supplementary reports will be
established by the Management Board and the Statutory
Auditors, in compliance with the legislation currently in
force.

VI - Formalities
Extraordinary resolution 21
This 21st resolution grants full authority to carry out all
formal publication, filing and other requirements, as the case may be, following this Annual Meeting.

SUPPLEMENTARY MANAGEMENT
BOARD REPORT - CAPITAL INCREASE
RESERVED FOR AXA GROUP
EMPLOYEES (NOVEMBER 28, 2007)

At its meeting on May 28, 2007, the AXA Management Board
decided to increase the share capital of the Company by
issuing a maximum number of 65,502,183 shares of the
Company for employees of the AXA Group companies, in
France and abroad.

This issuance was conducted within the framework of the
authorization granted to the Management Board under the
twenty-third resolution adopted by the Shareholders at their
Meeting on May 14, 2007, by virtue of the relevant provisions of Articles L.225-138-1 and L.225-129-6 and following of the
French Commercial Code and L.443-1 of the French Labour
Code.

The decision of the Shareholders' Meeting mentionned above
entailed the waiver by Shareholders of their preferential
subscription rights to the shares or securities to be issued and, as the case may be, freely allotted to employees of the
Group, and a waiver of the preferential subscription rights
to the ordinary shares of stock that the aforementioned
securities may give access.

This authorization was granted to the Management Board
for a period of 26 months as of the date of the Shareholders'
Meeting in guestion, for the purpose of increasing the
Company's share capital in one or more issues, acting on
the basis of its own deliberations, by issuing shares reserved for Group employees or former employees, provided they
are members of the AXA Group employee savings plan (Plan
d'Epargne d'Entreprise du Groupe) or the International
Employee Stock Purchase Plan (IESPP), up to a maximum
nominal amount of 150 million euros.

In addition to the traditional plan for increasing capital for the benefit of employees, the Group offered investment
leverage plans. In connection with this investment leverage
plan, several different mutual funds were set up for French
residents and for residents of other countries.

The holders of fund units were entitled to an investment
leverage mechanism, which allowed them to limit their
personal contribution to 10% of the subscription price for
these shares, while also being guaranteed - via a swap made
by the fund - that the break-up value of their units upon fund wind-up and/or at maturity, or in cases provided for by law, in the event of any early redemption before this date, would be equal to their personal contribution and a percentage of
the gain on all of the shares for which they have subscribed via the fund.

Fund regulations, approved by the AMF (Autorité des marchés
financiers) on July 3,2007 and July 13,2007, provide further details on this operation.

The subscription price, decided by the Management Board
at its Meeting on September 17, 2007, was based on a
reference price equal to the arithmetical average of the 20
opening stock price quotes for the AXA shares on Eurolist
by Euronext Paris S.A. over a period of 20 trading days from
August 20, 2007 through September 14, 2007.

In connection with the traditional plan, for all countries
(including Germany), the subscription price was equal to
80% of this reference price (or its counter-value in local
currency), and in connection with the investment leverage
plan, for all countries (excluding Germany, where it was equal to 100% of the reference price), the subscription price was
equal to 85.75% of this reference price (or its counter-value in local currency).

Employees subscribed for a total of €50,582,894 (nominal
value) in this reserved capital increase, duly noted by the
Management Board on November 28, 2007, consisting in
the issuance of:

-  3,186,392 new shares subscribed at a price of €23.23
each under the traditional plan, earning dividends as from
January 1, 2007,

-  17,023,582 new shares subscribed at a price of €24.89
each under the investment leverage plan (excluding
Germany), earning dividends as from January 1, 2007,

-  1,878,626 shares with stock warrants subscribed at a price of €29.03 each, earning dividends as of January 1, 2007,
under the investment leverage plan in Germany.

Impact of the capital increase
A shareholder who holds 1% of AXA's share capital prior
to this capital increase reserved for employees, would hold
0.989% after the increase, which represents a decrease of
1.04%.

For the shareholder who holds 1 share of AXA stock prior
to the completion of this capital increase reserved for
employees, the percentage share in AXA's consolidated
shareholders' equity would increase by 0.15% based on the
financial statements dated June 30, 2007, from €21.80 to
€21.83.

The announcement made by the Management Board
on November 29, 2007, relating to the issuance of
22,088,600 new shares, did not have any material impact
on the AXA share price on the date it was released.

The Management Board

AXA SUPERVISORY BOARD'S COMMENTS ON
THE MANAGEMENT BOARD'S REPORT AND
THE FINANCIAL STATEMENTS

Dear Shareholders,

Your Supervisory Board met nine times in 2007. In accordance with applicable regulations and AXA's Bylaws, the Board
completed all the checks and controls on the operations and
business of the Management Board it deems appropriate,
based on the works of its four special-purpose Committees
(Selection, Ethics, Governance and Human Resources
Committee, which held three meetings; Compensation
Committee, which held three meetings; Finance Committee,
which held four meetings; Audit Committee, which held
seven meetings).

Your Supervisory Board, in particular, sought to ensure
particularly that its own organization resulted in good
corporate governance of the Company.

In accordance with applicable laws, the Management
Board submitted to the Supervisory Board for its review
AXA's financial statements for 2007 (Company's financial
statements - parent only - and the consolidated financial
statements) as well as the Management Board's report on
the Company's and the Group's business for the financial
year elapsed.

The Supervisory Board states to the Shareholders' Meeting
that it does not have any comment on the financial statements and report submitted by the Management Board.

In addition, the Supervisory Board reviewed the financial
resolutions put to the vote at your Meeting, and requiring
its prior authorisation. These resolutions were approved by
the Supervisory Board, which does not have any objections
or specific remarks in respect thereof.

Furthermore, as Mr. Claude Bébéar's term of office as a
member of the Board is set to expire at the close of the
Meeting of April 22, 2008, the Management Board asks you
to consider the appointment of Mr. François Martineau to
replace him. Following the recommendation of its Selection,
Ethics, Governance and Human Resources Committee, the

Board has issued a favourable opinion on the appointment of
Mr. Martineau, whose know-how and skills as an international lawyer will constitute an important contribution to the
Supervisory Board.

The term of office of Mr. Jacques Tabourot, who was
appointed by the Shareholders' Meeting in 2004 on the
recommendation of the employee shareholders of the AXA
Group, is also due to expire at the close of the Meeting of
April 22,2008. This Meeting is also required to replace him.
Amongst the nine candidates whom you are called to vote
on, the Supervisory Board, following the recommendation
on its Selection, Ethics, Governance and Human Resources
Committee, issued a favourable opinion on the appointment
of Ms. Wendy Cooper, whose nomination is recommended by
the Management Board.

Consequently, the Board recommends you to approve
the 2007 financial statements as well as all of the other
resolutions put to the vote at your Meeting and approved
by the Management Board.

The 2007 financial year has been another very good year
in terms of results, which confirms the profitability and the strong internal growth pace of the AXA Group, its capacity to manage significant external growth transactions constituting a valuable contribution and the relevance of the Group
strategy.

We would like to thank specially the employees of the AXA
Group and the Management Board for the quality of their
work and their high commitment to the success of the
Company.

The Supervisory Board is confident that the AXA Group has
the ability to ensure the long-term growth of the Group with ambitous objectives.

The Supervisory Board

AUDITORS' REPORTS

PricewaterhouseCoopers Audit 63, rue de Villiers 92208 Neuilly-sur-Seine Cedex	Mazars & Guérard 61, rue Henri Régnault 92400 Courbevoie

Special report of the Statutory Auditors on the free allotment of existing or new shares reserved for employees and corporate officers
(Article L.225-197-1 of the French Commercial Code)
(Annual Meeting of Shareholders of April 22, 2008 - 16th resolution)

This is a free translation into English of the Statutory Auditors' report issued in French and is provided solely for the convenience of English readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders of AXA
25, avenue Matignon
75008 Paris

In our capacity as Statutory Auditors of AXA, and in
accordance with the relevant terms of Article L.225-197-1 of the French Commercial Code, we have prepared this report
on the proposed free allotment of existing or new shares to
some or all employees and eligible corporate officers of the
Company and its affiliated companies or economic interest
groups, within the meaning of Article L.225-197-2 of the
French Commercial Code.

Your Management Board is asking that you grant it the
authority to freely allot shares, either existing or new. The
Management Board is required to prepare a special report
on this transaction that it wishes to undertake. Our role is to examine this report and to report to you of any comments
we may have on information that are disclosed to you in
connection with the proposed transaction.

Given the absence of professional standards with respect to
this type of transaction, which was made possible under laws passed on December 30, 2004 and on December 30, 2006,
we have performed the procedures that we deemed
necessary. In particular, we have verified that the conditions proposed and set forth in the Management Board report are
consistent with the requirements of relevant legislation on
this type of transaction.

We have no particular observations to make on the
information given in the Management Board report on the
proposed free allotment of shares.

Neuilly-sur-Seine and Courbevoie, March 25, 2008

The Statutory Auditors

PricewaterhouseCoopers Audit Eric Dupont - Yves Nicolas	Mazars & Guérard Patrick de Cambourg - Jean-Claude Pauly

PricewaterhouseCoopers Audit 63, rue de Villiers 92208 Neuilly-sur-Seine Cedex	Mazars & Guérard 61, rue Henri Régnault 92400 Courbevoie

Special report of the Independent Auditors on stock purchase or stock subscription options granted to eligible employees
(Annual Meeting of Shareholders of April 22, 2008 -17th resolution)

This is a free translation into English of the statutory auditors' report issued in French and which is provided solely for the convenience of English readers. This report should be read in conjunction with, and construed in accordance with,
French law and professional auditing standards applicable in France.

To the Shareholders of AXA
25, avenue Matignon
75008 Paris

In our capacity as Statutory Auditors of AXA and in
accordance with the terms of our assignment pursuant to
Article L.225-177 and the second paragraph of Article R.225-
144 of the French Commercial Code, we hereby submit our
report on stock purchase or subscription options granted to
some or all employees and to some or all eligible corporate
officers of the Company or any of its affiliated companies or any economic interest groups within the meaning of Article
L.225-180 of the French Commercial Code.

It is the responsibility of the Management Board to establish a report on the reasons for, on the terms under which these
stock purchase and/or stock subscription options may be

granted, and on the proposed modalities for the purpose
of determining the purchase or subscription price. Our
role is to express a conclusion on the projected terms and
conditions under which the subscription or purchase price
is established.

We performed our work in accordance with the standards of
our profession applicable in France. Those standards require that we plan and perform the review required to check that
the terms and conditions for setting the subscription or
purchase price are mentioned in the Management Board
Report, that they comply with legislation in force, and that they do not appear to be manifestly inappropriate.

We have no particular matter to express on the projected
terms and conditions.

Neuilly-sur-Seine and Courbevoie, March 25, 2008 The Statutory Auditors

PricewaterhouseCoopers Audit Eric Dupont - Yves Nicolas	Mazars & Guérard Patrick de Cambourg - Jean-Claude Pauly

PricewaterhouseCoopers Audit 63, rue de Villiers 92208 Neuilly-sur-Seine Cedex	Mazars & Guérard 61, rue Henri Régnault 92400 Courbevoie

Special report of Statutory Auditors on the equity issue reserved for employees
(Annual Meeting of Shareholders held on April 22, 2008 -18th resolution)

This is a free translation into English of the Statutory Auditors' report issued in French and is provided solely for the convenience of English readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders of AXA
25, avenue Matignon
75008 Paris

In our capacity as Statutory Auditors of AXA, and in accordance with Article L.225-135 and following of the French Commercial
Code, we hereby submit our report on the proposed capital
increase with preferential subscription rights waived, for up to a nominal amount of 100 million euros, by issuing shares
or other securities giving a claim to the share capital of the
Company reserved for employees and former employees
of your Company and affiliated companies or economic
interest groups within the meaning of Article L.225-180 of
the aforementioned French Commercial Code, a transaction
that is being submitted for your consideration and vote.

This capital increase is being submitted to your approval
pursuant to Articles L.225-129-6 of the French Commercial
Code and L.443-5 of the French Labour Code.

Your Management Board is asking that you, acting on the basis of its report, delegate, over a period of 18 months, to it the authority to determine the terms of this transaction and is
proposing that you waive your preferential subscription rights to any shares issued by virtue of this delegation.

Your Management Board is required to prepare a report in
compliance with Articles R.225-113 and R.225-114 of the French
Commercial Code. Our role is to assess on the fairness of the financial information taken from the financial statements, on the proposed waiver of preferential subscription rights and
on certain other disclosures pertaining to the issuance and
contained in this report.

It is specified that:

- The discount may not exceed 20% of the average prices
of the AXA stock on the Paris Stock Exchange during the

twenty trading days preceding the Management Board's
decision setting the starting date of subscription.

-  The Management Board may reduce or eliminate the
aforementioned discount, as it deems appropriate, in
particular to take into account the new international
accounting standards, or, inter alia, locally applicable legal, accounting, tax or social regulations.

-  The Management Board may also substitute all or part of
the discount with the allotment of shares or other securities with a claim to the Company's capital, in application of the provisions indicated in its report.

We performed our work in accordance with the standards of
our profession applicable in France. These standards require us to perform procedures to examine and verify the content
of the Management Board report on this transaction and
the methods used to determine the issue price of the equity
securities to be created.

Notwithstanding subsequent review of the terms and
conditions under which any of these capital increases may
be decided, we have nothing to report in connection with
the information given on the basis used to calculate the
subscription price of the equity securities to be issued, as disclosed in the Management Board report.

As the amount of the issue price is not yet determined, we
express no conclusion on the final terms and conditions
under which the capital increase will be carried out and
consequently on the proposal that is made to you to waive
your preferential subscription rights.

In compliance with Article R.225-116 of the French Commercial
Code, we will prepare a supplementary report when and if
your Management Board makes use of this authorization.

Neuilly-sur-Seine and Courbevoie, March 25, 2008 The Statutory Auditors

PricewaterhouseCoopers Audit Eric Dupont - Yves Nicolas	Mazars & Guérard Patrick de Cambourg - Jean-Claude Pauly

PricewaterhouseCoopers Audit 63, rue de Villiers 92208 Neuilly-sur-Seine Cedex	Mazars & Guérard 61, rue Henri Régnault 92400 Courbevoie

Report of the Statutory Auditors on the capital increase with waiver of the preferential subscription rights of the Shareholders reserved for a category of beneficiaries
(Annual Meeting of Shareholders held on April 22, 2008 -19th resolution)

This is a free translation into English of the Statutory A uditors' report issued in French and which is pro vided solely for the convenience of English readers. This report should be read in conjunction with, and construed in accordance with,
French law and professional auditing standards applicable in France.

To the Shareholders of AXA
25, avenue Matignon
75008 Paris

In our capacity as Statutory Auditors of AXA, and in
accordance with the terms of our assignment pursuant to
Articles L.225-135 and following of the French Commercial
Code, we hereby submit our report on the contemplated
increase of the share capital with preferential subscription rights waived, up to a maximum nominal amount of
€100 million, and reserved for a category of beneficiaries,
on which you are being asked to deliberate and vote.

Acting on the basis of its report, your Management Board
is asking you to delegate to it full authority, for a period of eighteen months, to determine the terms and conditions of
this transaction and to waive your preferential subscription rights.

It is the responsibility of your Management Board to prepare a report in accordance with Articles R.225-113 and R.225-
114 of the French Commercial Code. We are required to give
our opinion on the fairness of the figures taken from the
financial statements, on the proposal to waive the preferential subscription rights and on other disclosures pertaining to the issuance and contained in this report.

It is understood that:

-  the aggregate nominal amount which may result from
this resolution and the 18th resolution shall not exceed the nominal amount of EUR 100,000,000.00;

-  your Management Board is asking you to waive the
preferential subscription rights of the shareholders to the
shares to be issued in connection with this authorization
and to reserve the subscription to the category of
beneficiaries having the following characteristics: any bank or any entity held by such bank, which, at the request
of the Company, participates in the implementation of a
structured offer for employees and corporate officers of
companies or economic interest groups affiliated to the
Company within the meaning of Articles L.225-180 of the

French Commercial Code and L.444-3 of the French Labour
Code, which are residents in certain countries outside
France, and having an economics profile, similar to the
offer which would be made in connection with a capital
increase conducted under the 18th resolution;

-  the Management Board may grant a discount on the
subscription price of the new shares that shall not be
more than 20% than the average of the quoted price of
the shares of the Company on the Paris Stock Exchange
during the twenty trading days preceding the decision
of the Management Board setting the subscription
opening date to a capital increase realised by virtue of
the 18th resolution;

-  the Management Board shall be entitled to reduce or cancel any discount so granted in order to take into account new
international accounting standards, inter alia, locally
applicable legal, accounting, tax or social provisions.

We performed our work in accordance with the standards of
our profession applicable in France. Those standards require that we plan and perform procedures to verify the fairness
of the information provided in the report of the Management
Board and the fairness of the terms and conditions under
which the issue price is being determined.

Notwithstanding subsequent review of the terms and
conditions under which the proposed share capital increase
may be conducted, we have no particular observations to make with respect to the methods used to determine the issue price that are described in the report of the Management Board.

As the amount of the issue price is not yet determined, we
express no conclusion on the final terms and conditions
under which the capital increase will be carried out and
consequently on the proposal that is made to you to waive
your preferential subscription rights.

In compliance with Article R.225-116 of the French Commercial
Code, we will prepare a supplementary report when and if
your Management Board makes use of this authorization.

Neuilly-sur-Seine and Courbevoie, March 25, 2008 The Statutory Auditors

PricewaterhouseCoopers Audit Eric Dupont - Yves Nicolas	Mazars & Guérard Patrick de Cambourg - Jean-Claude Pauly

PricewaterhouseCoopers Audit 63, rue de Villiers 92208 Neuilly-sur-Seine Cedex	Mazars & Guérard 61, rue Henri Régnault 92400 Courbevoie

Special report of the Statutory Auditors on the reduction
of share capital by cancellation of repurchased shares
(Annual Shareholders' Meeting of April 22, 2008 - 20th resolution)

This is a free translation into English of the Statutory Auditors' report issued in French and which is provided solely for the convenience of English readers. This report should be read in conjunction with, and construed in accordance with,
French law and professional auditing standards applicable in France.

To the Shareholders of AXA
25, avenue Matignon
75008 Paris

In our capacity as Statutory Auditors of AXA and as required under the provisions of Article L.225-209, paragraph 7, of the
French Commercial Code in the event of a reduction of capital by cancellation of repurchased shares, we hereby present
our report on our assessment of the reasons for and terms
of the proposed capital reduction.

We performed our work in accordance with the standards
applicable in France. Those standards require that we plan
and perform procedures to assess whether the reasons for
and terms of the capital reduction are proper.

This transaction is related to the share repurchase program
under which the Company may repurchase its own shares up

to a maximum of 10% of its share capital under the conditions set forth in Article L.225-209 of the French Commercial Code.
This program is also being submitted for approval by the
Shareholders' Meeting (15th resolution), and would be granted for a period of eighteen months.

The Management Board is asking you to delegate to it full
authority, for a period of eighteen months, to cancel shares purchased under the proposed share repurchase program
up to a maximum of 10% of the share capital per 24-month
period.

We have no matters to report as to the reasons for and
terms of the proposed capital reduction, provided that such a transaction is subject to your prior approval of the proposed share repurchase program.

Neuilly-sur-Seine and Courbevoie, March 25, 2008 The Statutory Auditors

PricewaterhouseCoopers Audit Eric Dupont - Yves Nicolas	Mazars & Guérard Patrick de Cambourg - Jean-Claude Pauly

PricewaterhouseCoopers Audit 63, rue de Villiers 92208 Neuilly-sur-Seine Cedex	Mazars & Guérard 61, rue Henri Régnault 92400 Courbevoie

Supplementary report of the Statutory Auditors on the capital increase reserved for employees with waiver of the preferential subscription rights
(Management Board Meeting of November 28, 2007)

This is a free translation into English of the Statutory Auditors' report issued in French and which is provided solely for the convenience of English readers. This report should be read in conjunction with, and construed in accordance with,
French law and professional auditing standards applicable in France.

To the Shareholders of AXA
25, avenue Matignon
75008 Paris

In our capacity as Statutory Auditors of AXA and pursuant to the provisions of Article R.225-116 of the French Commercial
Code, we hereby present a supplementary report to our
special report of April 10, 2007 on the issuance of shares
with waiver of the preferential subscription rights as decided by the Annual General Meeting of May 14, 2007.

This Meeting delegated authority to the Management Board to
carry out such transactions over a period of twenty-six months, up to a maximum nominal amount of €150 million.

Exercising the powers entrusted to it, the Management Board
decided, at its Meeting of November 28, 2007, to conduct
a capital increase of a nominal amount of €50,582,894 via
the issuance of:

-  3,186,392 new shares at a subscription price of €23.23
each under the classic plan reserved for employees of
the Company, of affiliated companies that are directly
or indirectly controlled by the Company, and of affiliated
economic interest groups, and earning dividends as from
January 1, 2007;

-  17,023,582 new shares at a subscription price of €24.89
each under the investment leverage plan reserved for
employees of the Company, of affiliated companies that
are directly or indirectly controlled by the Company (except for German employees), and of affiliated economic interest
groups, and earning dividends as from January 1, 2007;

-  1,878,626 shares with stock warrants attached at a
subscription price of €29.03 each, earnings dividends as
from January 1,2007, under the investment leverage plan
offered to employees in Germany.

It is the responsibility of the Management Board to prepare
a supplementary report in accordance with Articles R.225-
115 and R.225-116 of the French Commercial Code. We are

required to give our opinion on the fairness of the figures
taken from the financial statements, on the proposal to waive the shareholders' preferential subscription rights and on
certain other information provided in this report.

We performed our work in accordance with the standards of
our profession applicable in France. Those standards require that we plan and perform procedures to verify:

-  the fairness of the figures taken from the interim financial statements on June 30, 2007, prepared under the
responsibility of the Management Board in accordance with
the same methods and pursuant to the same presentation
as the last financial statements. We conducted a limited
review of those interim financial statements in accordance
with the professional standards applicable in France;

-  the conformity of the terms and conditions of the
transaction with the delegation of authority granted
by the Annual General Meeting, and the fairness of the
information provided in the supplementary report of the
Management Board on the calculation of the subscription
price and its amount.

We have no matters to report on:

-  the fairness of the figures taken from the Company's
financial statements and given in the supplementary
report of the Management Board;

-  the conformity of the terms and conditions of the
transaction with the delegation of authority granted by
the Annual General Meeting of May 14, 2007 and with the
information provided at that Meeting;

-  the proposal to waive the shareholders' preferential
subscription rights, which you have already approved, and
the calculation method of the subscription price and final
amount of the issue price;

-  the presentation of the impact of the issue on the position of holders of shares or securities giving access to the share capital based on the shareholders' equity and the stock
price.

Neuilly-sur-Seine and Courbevoie, November 30, 2007 The Statutory Auditors

PricewaterhouseCoopers Audit Eric Dupont - Yves Nicolas	Mazars & Guérard Patrick de Cambourg - Jean-Claude Pauly

RESOLUTIONS SUBMITTED
BY AXA'S MANAGEMENT BOARD

ORDINARY RESOLUTIONS

First resolution
Approval of the Company's financial statements
for 2007 - parent only
The Shareholders, having fulfilled the quorum and majority
requirements pertaining to ordinary general meetings,
and having reviewed the Management Board Reports, the
Supervisory Board Report relative to the Management Board
Report and the financial statements for the year ended
December 31,2007, and the Auditors' Report on the financial
statements,

hereby approve the financial statements of AXA (the
"Company") for the year ended December 31, 2007 as
presented, together with the transactions reflected therein
or referred to in the aforementioned reports, showing a profit of €1,765,325,129.

Second resolution
Approval of the consolidated financial statements
for 2007
The Shareholders, having fulfilled the quorum and majority
requirements pertaining to ordinary general meetings,
and having reviewed the Management Board Reports, the
Supervisory Board Report relative to the Management
Board Report and the financial statements for the year
ended December 31, 2007, and the Auditors' Report on the
consolidated financial statements,

hereby approve the Company's consolidated financial
statements for the year ended December 31, 2007 as
presented, together with the transactions reflected therein
or referred to in the aforementioned reports.

Third resolution
Earnings appropriation and declaration of a dividend
of €1.20 per share
The Shareholders, having fulfilled the quorum and majority
requirements pertaining to ordinary general meetings, upon
the proposal of the Management Board and having noted that
earnings for the year ended December 31, 2007 amount to
€1,765,325,129,

hereby note that earnings for the year ended December 31,
2007 increased by prior-year retained earnings bring the
distributable earnings amount up to: €2,479,122,236

hereby resolve to allocate the total distributable earnings
as follows:

-  to the payment of a dividend of €2,472,904,190

-  to retained earnings €6,218,046

The Shareholders further resolve that the dividend of €1.20
for each of the 2,060,753,492 ordinary share earning
dividends as from January 1st, 2007, shall be made available for payment on April 29, 2008.

In accordance with paragraph 2° of Article 158.3 of the French
General Tax Code (Code Generaldes Impdts), natural persons
resident in France for tax purposes will be eligible for 40%
tax relief on the dividend, or €0.48 per share.

Other than the dividend referred to above, no other earnings, whether or not eligible for the above-mentioned 40% tax
relief, are distributed pursuant to this General Meeting.

For information, the following dividends per share, dividends with tax relief and dividends without tax relief were granted for the preceding three fiscal years:

	Fiscal year 2004	Fiscal year 2005	Fiscal year 2006
Dividend per share	€0.61(a)	€0.88(b)	€1.06(c)
Dividend with tax relief	€0.61(a)	€0.88(b)	€1.06(c)
Dividend without tax relief	-	-	-

(a) This amount of distributable dividend entitled the natural persons resident in France for tax purposes to 50% tax relief. This dividend payout was made in 2005.

(b) This amount of distributable dividend entitled the natural persons resident in France for tax purposes to 40% tax relief. This dividend payout was made in 2006.

(c) This amount of distributable dividend entitled the natural persons resident in France for tax purposes to 40% tax relief. This dividend payout was made in 2007.

As for the dividend received from January 1st, 2008, the
beneficiaries who have opted for a flat deduction at source
will not be entitled to the aforementioned tax relief.

In the event that the Company holds certain of its own shares at the time dividends are made available for payment, the
corresponding dividends shall be appropriated to retained
earnings.

Fourth resolution
Approval of the Auditors' Special Report on regulated
agreements
The Shareholders, having fulfilled the quorum and majority
requirements pertaining to ordinary general meetings, and
having reviewed the Auditors' Special Report on agreements
falling within the scope of Article L.225-86 of the French
Commercial Code (Code de commerce), hereby approve the
aforementioned report, which does not mention the existence
of any new regulated agreements falling within the scope of
the aforementioned Article and that were concluded during
the year ended December 31, 2007.

Fifth resolution
Appointment of Mr. Francois Martineau to serve as a
member of the Supervisory Board
The Shareholders, having fulfilled the quorum and majority
requirements pertaining to ordinary general meetings,
hereby appoint Mr. Francois Martineau to serve as a member
of the Supervisory Board, replacing Mr. Claude Bébéar whose
term of office expires at the end of this General Meeting, for a four-year term, as provided for in Article 10 of the Company's
Bylaws, expiring at the close of the General Meeting
of Shareholders in 2012 called to approve the financial
statements for the year ending December 31, 2011.

Sixth resolution
(Not approved by the Management Board)
Appointment of Mr. Francis Allemand to serve
as a member of the Supervisory Board, upon the
recommendation of the employee shareholders
of the AXA Group
The Shareholders, having fulfilled the quorum and majority
requirements pertaining to ordinary general meetings, having reviewed the Management Board Report, and Article 10. C
of the Company's Bylaws in particular, and upon the
recommendation of the employee shareholders mentioned
in Article L.225-102 of the French Commercial Code,

-  hereby appoint Mr. Francis Allemand to serve as a member
of the Supervisory Board, replacing Mr. Jacques Tabourot,
whose term of office expires at the end of this General
Meeting, for a four-year term, as provided for in Article 10. C of the Company's Bylaws, expiring at the close of the General
Meeting of Shareholders in 2012 called to approve the financial statements for the year ending December 31, 2011;

-  also decide that (i) in the event that several of the
resolutions numbering from the sixth to the fourteenth
resolution receive more votes in favor than a majority of
all the votes to which the shareholders present today or
duly represented may cast, only that resolution receiving
the highest number of votes in favor shall be considered as
having passed; the other resolutions in the aforementioned
series shall be considered as rejected; and finally decide
that (ii) in the event that none of the resolutions numbering from the sixth to the fourteenth resolution receive more
votes in favor than a majority of all the votes to which the shareholders present today or duly represented may cast,
then no candidate shall be appointed to serve as a member
of the Supervisory Board by the present General Meeting.

Seventh resolution
(Not approved by the Management Board)
Appointment of Mr. Gilles Bernard to serve as
a member of the Supervisory Board, upon the
recommendation of the employee shareholders
of the AXA Group
The Shareholders, having fulfilled the quorum and majority
requirements pertaining to ordinary general meetings, having reviewed the Management Board Report, and Article 10. C
of the Company's Bylaws in particular, and upon the
recommendation of the employee shareholders mentioned
in Article L.225-102 of the French Commercial Code,

-  hereby appoint Mr. Gilles Bernard to serve as a member of the
Supervisory Board, replacing Mr. Jacques Tabourot, whose
term of office expires at the end of this General Meeting,

for a four-year term, as provided for in Article 10. C of the
Company's Bylaws, expiring at the close of the General
Meeting of Shareholders in 2012 called to approve the financial statements for the year ending December 31, 2011;

-  also decide that (i) in the event that several of the
resolutions numbering from the sixth to the fourteenth
resolution receive more votes in favor than a majority of
all the votes to which the shareholders present today or
duly represented may cast, only that resolution receiving
the highest number of votes in favor shall be considered as
having passed; the other resolutions in the aforementioned
series shall be considered as rejected; and finally decide
that (ii) in the event that none of the resolutions numbering from the sixth to the fourteenth resolution receive more
votes in favor than a majority of all the votes to which
the shareholders present today or duly represented may
cast, then no candidate shall be appointed to serve as a
member of the Supervisory Board by the present General
Meeting.

Eighth resolution
(Not approved by the Management Board)
Appointment of Mr. Alain Chourlin to serve as
a member of the Supervisory Board, upon the
recommendation of the employee shareholders
of the AXA Group
The Shareholders, having fulfilled the quorum and majority
requirements pertaining to ordinary general meetings, having reviewed the Management Board Report, and Article 10. C
of the Company's Bylaws in particular, and upon the
recommendation of the employee shareholders mentioned
in Article L.225-102 of the French Commercial Code,

-  hereby appoint Mr. Alain Chourlin to serve as a member of the
Supervisory Board, replacing Mr. Jacques Tabourot, whose
term of office expires at the end of this General Meeting,
for a four-year term, as provided for in Article 10. C of the
Company's Bylaws, expiring at the close of the General
Meeting of Shareholders in 2012 called to approve the financial statements for the year ending December 31, 2011;

-  also decide that (i) in the event that several of the
resolutions numbering from the sixth to the fourteenth
resolution receive more votes in favor than a majority of
all the votes to which the shareholders present today or
duly represented may cast, only that resolution receiving
the highest number of votes in favor shall be considered as
having passed; the other resolutions in the aforementioned
series shall be considered as rejected; and finally decide
that (ii) in the event that none of the resolutions numbering from the sixth to the fourteenth resolution receive more
votes in favor than a majority of all the votes to which the shareholders present today or duly represented may cast,
then no candidate shall be appointed to serve as a member
of the Supervisory Board by the present General Meeting.

Ninth resolution
Appointment of Ms. Wendy Cooper to serve as
a member of the Supervisory Board, upon the
recommendation of the employee shareholders
of the AXA Group
The Shareholders, having fulfilled the quorum and majority
requirements pertaining to ordinary general meetings, having reviewed the Management Board Report, and Article 10. C
of the Company's Bylaws in particular, and upon the

recommendation of the employee shareholders mentioned
in Article L.225-102 of the French Commercial Code,

-  hereby appoint Ms. Wendy Cooper to serve as a member
of the Supervisory Board, replacing Mr. Jacques Tabourot,
whose term of office expires at the end of this General
Meeting, for a four-year term, as provided for in Article 10. C of the Company's Bylaws, expiring at the close of the General
Meeting of Shareholders in 2012 called to approve the financial statements for the year ending December 31,2011;

-  also decide that (i) in the event that several of the
resolutions numbering from the sixth to the fourteenth
resolution receive more votes in favor than a majority of
all the votes to which the shareholders present today or
duly represented may cast, only that resolution receiving
the highest number of votes in favor shall be considered as
having passed; the other resolutions in the aforementioned
series shall be considered as rejected; and finally decide
that (ii) in the event that none of the resolutions numbering from the sixth to the fourteenth resolution receive more
votes in favor than a majority of all the votes to which the shareholders present today or duly represented may cast,
then no candidate shall be appointed to serve as a member
of the Supervisory Board by the present General Meeting.

Tenth resolution
(Not approved by the Management Board)
Appointment of Mr. Rodney Koch to serve as
a member of the Supervisory Board, upon the
recommendation of the employee shareholders
of the AXA Group
The Shareholders, having fulfilled the quorum and majority
requirements pertaining to ordinary general meetings, having reviewed the Management Board Report, and Article 10. C
of the Company's Bylaws in particular, and upon the
recommendation of the employee shareholders mentioned
in Article L.225-102 of the French Commercial Code,

-  hereby appoint Mr. Rodney Koch to serve as a member of the
Supervisory Board, replacing Mr. Jacques Tabourot, whose
term of office expires at the end of this General Meeting,
for a four-year term, as provided for in Article 10. C of the
Company's Bylaws, expiring at the close of the General
Meeting of Shareholders in 2012 called to approve the financial statements for the year ending December 31,2011;

-  also decide that (i) in the event that several of the
resolutions numbering from the sixth to the fourteenth
resolution receive more votes in favor than a majority of
all the votes to which the shareholders present today or
duly represented may cast, only that resolution receiving
the highest number of votes in favor shall be considered as
having passed; the other resolutions in the aforementioned
series shall be considered as rejected; and finally decide
that (ii) in the event that none of the resolutions numbering from the sixth to the fourteenth resolution receive more
votes in favor than a majority of all the votes to which
the shareholders present today or duly represented may
cast, then no candidate shall be appointed to serve as a
member of the Supervisory Board by the present General
Meeting.

Eleventh resolution
(Not approved by the Management Board)
Appointment of Mr. Hans Nasshoven to serve as
a member of the Supervisory Board, upon the

recommendation of the employee shareholders
of the AXA Group
The Shareholders, having fulfilled the quorum and majority
requirements pertaining to ordinary general meetings, having reviewed the Management Board Report, and Article 10. C
of the Company's Bylaws in particular, and upon the
recommendation of the employee shareholders mentioned
in Article L.225-102 of the French Commercial Code,

-  hereby appoint Mr. Hans Nasshoven to serve as a member
of the Supervisory Board, replacing Mr. Jacques Tabourot,
whose term of office expires at the end of this General
Meeting, for a four-year term, as provided for in Article 10. C of the Company's Bylaws, expiring at the close of the General
Meeting of Shareholders in 2012 called to approve the financial statements for the year ending December 31,2011;

-  also decide that (i) in the event that several of the
resolutions numbering from the sixth to the fourteenth
resolution receive more votes in favor than a majority of
all the votes to which the shareholders present today or
duly represented may cast, only that resolution receiving
the highest number of votes in favor shall be considered as
having passed; the other resolutions in the aforementioned
series shall be considered as rejected; and finally decide
that (ii) in the event that none of the resolutions numbering from the sixth to the fourteenth resolution receive more
votes in favor than a majority of all the votes to which the shareholders present today or duly represented may cast,
then no candidate shall be appointed to serve as a member
of the Supervisory Board by the present General Meeting.

Twelfth resolution
(Not approved by the Management Board)
Appointment of Mr. Frederic Souhard to serve
as a member of the Supervisory Board, upon the
recommendation of the employee shareholders
of the AXA Group
The Shareholders, having fulfilled the quorum and majority
requirements pertaining to ordinary general meetings, having reviewed the Management Board Report, and Article 10. C
of the Company's Bylaws in particular, and upon the
recommendation of the employee shareholders mentioned
in Article L.225-102 of the French Commercial Code,

-  hereby appoint Mr. Frederic Souhard to serve as a member
of the Supervisory Board, replacing Mr. Jacques Tabourot,
whose term of office expires at the end of this General
Meeting, for a four-year term, as provided for in Article 10. C of the Company's Bylaws, expiring at the close of the General
Meeting of Shareholders in 2012 called to approve the financial statements for the year ending December 31,2011;

-  also decide that (i) in the event that several of the
resolutions numbering from the sixth to the fourteenth
resolution receive more votes in favor than a majority of
all the votes to which the shareholders present today or
duly represented may cast, only that resolution receiving
the highest number of votes in favor shall be considered as
having passed; the other resolutions in the aforementioned
series shall be considered as rejected; and finally decide
that (ii) in the event that none of the resolutions numbering from the sixth to the fourteenth resolution receive more
votes in favor than a majority of all the votes to which
the shareholders present today or duly represented may
cast, then no candidate shall be appointed to serve as a
member of the Supervisory Board by the present General
Meeting.

Thirteenth resolution
(Not approved by the Management Board)
Appointment of Mr. Jason Steinberg to serve as
a member of the Supervisory Board, upon the
recommendation of the employee shareholders
of the AXA Group
The Shareholders, having fulfilled the quorum and majority
requirements pertaining to ordinary general meetings, having reviewed the Management Board Report, and Article 10. C
of the Company's Bylaws in particular, and upon the
recommendation of the employee shareholders mentioned
in Article L.225-102 of the French Commercial Code,

-  hereby appoint Mr. Jason Steinberg to serve as a member
of the Supervisory Board, replacing Mr. Jacques Tabourot,
whose term of office expires at the end of this General
Meeting, for a four-year term, as provided for in Article 10. C of the Company's Bylaws, expiring at the close of the General
Meeting of Shareholders in 2012 called to approve the financial statements for the year ending December 31,2011;

-  also decide that (i) in the event that several of the
resolutions numbering from the sixth to the fourteenth
resolution receive more votes in favor than a majority of
all the votes to which the shareholders present today or
duly represented may cast, only that resolution receiving
the highest number of votes in favor shall be considered as
having passed; the other resolutions in the aforementioned
series shall be considered as rejected; and finally decide
that (ii) in the event that none of the resolutions numbering from the sixth to the fourteenth resolution receive more
votes in favor than a majority of all the votes to which the shareholders present today or duly represented may cast,
then no candidate shall be appointed to serve as a member
of the Supervisory Board by the present General Meeting.

Fourteenth resolution
(Not approved by the Management Board)
Appointment of Mr. Andrew Whalen to serve as
a member of the Supervisory Board, upon the
recommendation of the employee shareholders
of the AXA Group
The Shareholders, having fulfilled the quorum and majority
requirements pertaining to ordinary general meetings, having reviewed the Management Board Report, and Article 10. C
of the Company's Bylaws in particular, and upon the
recommendation of the employee shareholders mentioned
in Article L.225-102 of the French Commercial Code,

-  hereby appoint Mr. Andrew Whalen to serve as a member
of the Supervisory Board, replacing Mr. Jacques Tabourot,
whose term of office expires at the end of this General
Meeting, for a four-year term, as provided for in Article 10. C of the Company's Bylaws, expiring at the close of the General
Meeting of Shareholders in 2012 called to approve the financial statements for the year ending December 31,2011;

-  also decide that (i) in the event that several of the
resolutions numbering from the sixth to the fourteenth
resolution receive more votes in favor than a majority of
all the votes to which the shareholders present today or
duly represented may cast, only that resolution receiving
the highest number of votes in favor shall be considered as
having passed; the other resolutions in the aforementioned
series shall be considered as rejected; and finally decide that
(ii) in the event that none of the resolutions numbering from the sixth to the fourteenth resolution receive more votes
than a majority of all the votes to which the shareholders
present today or duly represented may cast, then no

candidate shall be appointed to serve as a member of the
Supervisory Board by the present General Meeting.

Fifteenth resolution
Authorization granted to the Management Board to
purchase the Company's shares
The Shareholders, having fulfilled the quorum and majority
requirements pertaining to ordinary general meetings, and
having reviewed the Management Board Report:

1)   Hereby authorize the Management Board, pursuant
to Articles L.225-209 and following of the French
Commercial Code, to purchase a maximum of 10% of the
total number of shares comprising the Company's share
capital at any given time, or 5% of the total number of
shares comprising the Company's share capital in the
case of shares acquired by the Company for the purpose
of holding them for subsequent payment or tender in a
merger, spin-off or contribution, it being specified that
these limits may be assessed at any time whatsoever, by
applying the percentage to an adjusted amount of equity
capital after the completion of capital transactions that
may affect it after the date of this Meeting. The number of
shares of its own stock that the Company can hold at any
given time must not exceed 10% of the shares comprising
its outstanding share capital;

2)  Resolve that these shares may be acquired for the purpose of: a) optimizing the liquidity of AXA securities, notably to foster regular and liquid trading in the securities through
a liquidity contract that complies with the Association
Française des Entreprises d'lnvestissement (AFEI) Code of
conduct approved by the Autorité des marchés financiers
(AMF) entered into with an investment service provider
in compliance with the market practice accepted by the
AMF, b) (i) hedging stock options offered to some or all
employees or eligible corporate officers of the Company
and/or affiliated entities or economic interest groups as
defined in Article L.225-180 of the French Commercial
Code, (ii) granting free shares to employees and former
employees enrolled in a company savings plan sponsored
by the Company or the AXA Group and/or (iii) granting
free shares to some or all employees or eligible corporate
officers of the Company and/or its affiliated entities or
economic interest groups as defined in Article L.225-197-
2 of the French Commercial Code, in accordance with the
provisions of Articles L.225-197-1 and following of the
French Commercial Code, c) holding shares for subsequent
payment or exchange in connection with potential external
growth acquisitions, in compliance with the market
practice accepted by the AMF, d) delivering shares upon
exercise of rights attached to bonds giving access to the
Company's share capital by way of repayment, conversion,
exchange, presentation of a warrant or in any other
manner e) canceling some or all of these shares subject
to shareholders approval of the twentieth resolution
hereinafter, which authorizes this cancellation, and/or,
more generally, f) performing all operations in compliance
with the laws and regulations in force;

3)  Resolve that the maximum purchase price per share shall
not exceed €45. However, the Management Board may, in
the event of transactions involving the Company's share
capital, in particular a modification of the shares nominal
value, a capital increase via the capitalization of reserves, a stock split or a re-bundling of shares, adjust the maximum
purchase price indicated above to take into account the
impact of such transactions on the value of the share;

4)  Determine, pursuant to Article R.225-151 of the French
Commercial Code, that the maximum global amount
allocated to the share repurchase program under this
resolution is €9,273,390,705, corresponding to no more
than 206,075,349 shares acquired on the basis of the
maximal unit price of €45 determined above, and of the
share capital as of February 18th, 2008 (date on which the
Management Board approved this resolution);

5)  Resolve that the acquisition, sale or transfer of these
shares may be completed and paid for by all appropriate
means in accordance with applicable laws and regulations,
including through open market transactions or private
agreements, over-the-counter and in particular through
block trades, by using financial derivatives or warrants or, more generally, through securities with a claim on shares
of the Company, or through public offerings, at such time
as the Management Board shall decide;

6)  Resolve that, in the event of a public offer on the AXA
shares, the Company may opt to pursue the execution of its
share repurchase program in accordance with Article 232-
17 of the AMF general regulations, and only if (i) the offer to purchase Company shares is paid for exclusively in cash and
if (ii) the repurchase transactions are conducted pursuant
to a program that is under way, related to the objectives
mentioned above in points b) and d) of paragraph 2) above
and not likely to compromise the success of the offer.

The Shareholders grant full authority to the Management
Board, which may delegate this authority as it deems
appropriate and in accordance with applicable laws, to
implement this authorization, to determine the terms and
conditions in accordance with applicable laws and this
resolution, and in particular the power to execute share trading orders, conclude any agreements including for the purpose
of complying record-keeping requirements on buy and sell
transactions, file all required disclosures with the AMF or any other such organizations, comply with all formal, legal and
other requirements and, as a general matter, take all measures necessary or appropriate in connection therewith.

This authorization replaces and renders null and void
the unused portion of the authorization granted by the
Shareholders at their Meeting of May 14, 2007, under the
thirteenth resolution. It shall remain in force for a period of not more than 18 months, starting from the date of this
Meeting.

EXTRAORDINARY RESOLUTIONS

Sixteenth resolution
Authorization granted to the Management Board to
allot free shares to employees and eligible corporate
officers of the AXA Group
The Shareholders, having fulfilled the quorum and majority
requirements pertaining to extraordinary general meetings,
and having reviewed the Management Board Report and
the Auditors' Special Report, pursuant to the provisions of
Articles L.225-197-1 and following of the French Commercial
Code, authorize the Management Board to allot free existing
shares or shares of the Company to be issued, in accordance
with the terms and conditions set forth below.

These shares may be granted, in one or several times, to
some or all employees and eligible corporate officers of the

Company and its affiliated companies or economic interest
groups within the meaning of Article L.225-197-2 of the
French Commercial Code.

The total number of freely allotted shares granted by virtue of this authorization may not exceed 1% of the number
of shares comprising the Company's share capital on the
day of their allotment by the Management Board, it being
specified that this upper limit does not take into account the number of shares that may be issued in connection with any
adjustments made to safeguard the rights of the beneficiaries of free share allotments.

These shares shall be definitively granted:

i) either, for all or some part of the shares granted, after a minimum acquisition period of four years has expired,

ii) or after a minimum acquisition period of two years has
expired.

These shares shall be subject to a minimum holding period of two years, commencing on the date as of which these shares
are definitively granted. Notwithstanding the foregoing, the
Management Board may decide not to impose or to shorten
this mandatory holding period for shares whose acquisition
period has been set to last for at least four years.

The grant of shares shall be definitive, as shall the option of freely transferring, selling or assigning these shares,
before the end of the acquisition period determined by
the Management Board in case of a disablement of the
beneficiary as set forth under Article L.225-197-1 of the
French Commercial Code.

This authorization automatically entails in favor of the
beneficiaries of freely allotted shares a waiver by the
Shareholders of (i) their preferential subscription rights to any shares that are issued for free allotment by virtue of this resolution, (ii) their rights on any part of the reserves, profits or premiums which will be capitalised for the purpose of this allotment and (iii) any existing shares freely allotted. The corresponding capital increase shall be considered definitely completed by sole virtue of the definitive granting of the
freely allotted shares to their beneficiaries.
The Shareholders hereby empower the Management Board,
acting within the limits set forth above, to do whatever is
necessary to give effect to this extraordinary resolution, in particular to:

-  Determine the eligible beneficiaries of shares and the
number of shares granted to each;

-  Determine the dates, terms and conditions under which
these shares may be granted, in particular the period
following which these grants shall be considered as
definitive and, if need be, the required holding period for
each beneficiary;

-  Determine the conditions, notably regarding the
performance of the Company, of the AXA Group or of
its affiliated entities, as well as, if need be, the criteria according to which the shares will be allotted;

-  Determine if the freely allotted shares are to be issued
or existing, and in the event that newly issued shares
are granted, increase the share capital through the
capitalization of reserves, profits or premiums, set the
amount and the nature of reserves, profits or premiums to
be incorporated into the capital, record the amount of any
capital increase, amend the Bylaws accordingly and , more

generally, take all subsequent formalities or measures that
may be required;

-  Stipulate the possibility, during the acquisition period, of making adjustments to the number of free allotted shares
as a result of possible operations on the Company's share
capital in order to preserve the beneficiaries' rights;
provided that the shares allotted as a consequence of
these adjustments, if any, will be deemed allotted on the
same day as for the shares initially granted;

-  More generally, with the option of sub-delegation, record the dates on which the shares are definitively granted and
the dates as of which these shares may be sold according to
applicable legal restrictions, conclude any agreements, draw up any documents, carry out the related formalities and filings and accomplish any other actions that may be required.

As provided for by law, the Management Board shall inform
the Shareholders at their ordinary General Meeting of all
transactions carried out by virtue of this authorization.

This authorization, which cancels and replaces the unused
portion of that given by the Shareholders on April 20, 2005
under the twenty-fifth resolution, is granted for a period of
38 months as of the date of this Meeting.

Seventeenth resolution
Authorization granted to the Management Board to
allot stock purchase and/or stock subscription options
to employees and eligible corporate officers of the
AXA Group
The Shareholders, having fulfilled the quorum and majority
requirements pertaining to extraordinary general meetings,
and having reviewed the Management Board Report and the
Auditors' Special Report,

1)   Hereby authorize the Management Board, in accordance
with Articles L.225-177 and following of the French
Commercial Code, to grant, in one or more times,
Company's stock purchase and/or stock subscription
options to some or all employees and to some or all
eligible corporate officers of the Company or any of its
affiliated companies or any economic interest groups
within the meaning of Article L.225-180 of the French
Commercial Code.
The total number of options granted under this
authorization shall not entitle option holders to subscribe
to a number of shares exceeding 2% of the share capital
of the Company on the date on which the Management
Board grants such options, it being specified that this
upper limit does not take into account the number of
shares to be issued, as the case may be, in connection
with adjustments that may be necessary to safeguard the
rights of option holders, as the law provides.

2)  The Management Board shall determine, on the day it
grants the options, the subscription or purchase price
of the shares in accordance with the terms and within
the limits set forth by applicable laws, provided that
such price shall not be lower than the average price of
the Company's shares on the Paris Stock Exchange over
the twenty trading days preceding the date on which the
Management Board grants the options.
During the option's validity period, their price shall
not be modified, unless the Company carries out one
of the financial or securities transactions specified by

applicable law. In this event and acting in accordance
with applicable laws, the Management Board shall take
the measures necessary to safeguard the interests of the
the options holders, taking into account the impact of the
transaction(s). The Management Board may temporarily
suspend the right to exercise options in the event of a
financial transaction that gives rise to an adjustment
pursuant to Article L.225-181, paragraph 2 of the French
Commercial Code, or in the event of any other financial
transaction for which it deems useful the suspension of
said right.

3)  This authorization automatically entails a waiver by the
Shareholders of their preferential subscription rights, in
favor of the beneficiaries of subscription options, to the
shares that will be issued as options are exercised.

4)  The Management Board shall determine the terms and
conditions under which the options shall be granted. Said
terms and conditions may include clauses prohibiting
the immediate resale of all or part of such shares;
notwithstanding the foregoing, the maximum period of
this prohibition is set at three years starting from the
option exercise date. As an exception to the foregoing,
the Supervisory Board may, acting in accordance with
applicable legislation with respect to the corporate
officers of the Company concerned, enact clauses
prohibiting the exercise of options for as long as they
hold their position or immediate resale with the obligation
to hold in registered form all or part of the shares that
result from the exercise of options for as long as they hold their position.
Purchase and subscription options shall be exercised
before the expiration date determined by the
Management Board, which may not exceed 10 years
starting from the grant date. Notwithstanding the
foregoing, in case of a prohibited exercise of these
options imposed by the Supervisory Board to a corporate
officer pursuant to the provisions of Article L.225-185 of
the French Commercial Code, the deadline for exercise
shall not expire before a minimum period of six months
starting from the date the prohibition expires and will
be postponed accordingly.
Options shall not be granted to persons who personally
own a portion of share capital that exceeds the upper
threshold provided for by law.
No stock subscription and/or purchase options whatsoever
shall be granted less than twenty trading days after the
detachment from the shares of a coupon entitling the
bearer to a dividend or a capital increase, or during the
ten trading days before and after the date when the
consolidated financial statements or parent financial
statements are made public.

5)  The Shareholders hereby grant all powers to the
Management Board, as provided for by law, the Company's
Bylaws, and this authorization, to implement this
resolution and notably to determine the type of options
granted (stock subscription options or stock purchase
options), set the price and conditions of the granting of
options, determine the list of beneficiaries and the number
of options granted to each of them, determine the option
period(s) and the other terms under which the options may
be exercised, determine the terms and conditions under
which the price and number of shares to be subscribed or
purchased shall be adjusted in accordance with prevailing
regulations, undertake or have undertaken all formalities

required to finalize the capital increase(s) to be carried
out in accordance with this authorization, amend the
Bylaws accordingly and, more generally, to do whatever
is necessary to implement this resolution.

As provided for by law, the Management Board shall inform
the Shareholders at their ordinary General Meeting of
transactions carried out pursuant to this authorization.

This authorization, which cancels and replaces the unused
portion of that granted by the Shareholders on April 20,2005 under the twenty-sixth resolution, is granted for a period of
38 months as of the date of this Meeting.

Eighteenth resolution
Authorization granted to the Management Board
to increase the Company's share capital by the issue
of shares or other securities with a claim on
the Company's share capital, reserved for members
of the Company's savings plan
The Shareholders, having fulfilled the quorum and majority
requirements pertaining to extraordinary general meetings,
having reviewed the Management Board Report and the
Auditors' Special Report, drawn up in compliance with
legislation currently in force,

1)   Hereby authorize the Management Board in accordance
with Articles L.225-138-1 and L.225-129-6 of the French
Commercial Code, and Articles L.443-1 and following of
the French Labor Code, to issue equity, in one or several
offerings, at its sole discretion, through the issue of shares or other securities granting access to the Company's share
capital, and reserved for employees or former employees
of the Company and its affiliated companies or economic
interest groups within the meaning of Article L.225-
180 of the French Commercial Code and Article L.444-
3 of the French Labor Code, who are enrolled in AXA's
employer-sponsored Company savings plan, provided the
issue of shares may be paid either in cash or through
the incorporation of reserves, earnings or premiums and
the free allotment of shares or other securities granting
access to capital to employees;

2)  Hereby resolve that the nominal amount of shares issued
by virtue of this resolution shall not exceed 100 million
euros. Furthermore, this maximum amount does not take
into account the face value of ordinary shares that may
be issued for the purpose of making any adjustments that
may be required to safeguard the rights of holders of
securities with a claim on the Company's share capital,
pursuant to applicable laws, provided that the aggregate
nominal amount of capital increase which may result from
this resolution and the nineteenth resolution shall not
exceed the nominal amount of 100 million euros;

3)  Resolve that this authorization entails a waiver by the
Shareholders of their preferential subscription rights with
respect to shares or other securities issued by virtue of
this authorization for members of a company savings plan,
as well as with respect to shares or other securities to be
issued, possibly for free allotment, in connection with this resolution. It also entails a waiver of their preferential right to subscribe to ordinary shares to which these securities
may give access;

4)  Hereby resolve that pursuant to Article L.443-5 of the
French Labor Code, the discount off the average price
of the Company's shares on the Paris Stock Exchange

during the twenty trading days preceding the day on
which the Management Board formally determines the
opening date of the subscription period shall not exceed
20%. Notwithstanding the foregoing, the Shareholders
expressly authorize the Management Board to reduce
or waive the aforementioned discount, as it deems
appropriate, in particular to take into account the new
international accounting standards, or, inter alia, locally
applicable legal, accounting, tax or social regulations. The
Management Board may also substitute all or part of the
discount with the allotment of shares or other securities
with a claim on the Company's share capital, in accordance
with the provisions below;

5)  Resolve that the Management Board shall be allowed
to make grants of free shares or other securities giving
immediate or deferred access to the share capital of
the Company, it being understood that the total benefit
resulting from this grant ("abondement") may not exceed
applicable legal or regulatory thresholds;

6)  Resolve that the characteristics of any other securities giving access to the share capital of the Company shall
be determined by the Management Board in accordance
with the conditions set forth in applicable laws and
regulations;

7)  Within the limits and under the terms and conditions
stipulated hereinabove, the Shareholders hereby grant
full authority to the Management Board to determine the
terms and conditions of such transactions, in particular:

- to decide whether the issues may be subscribed by
eligible employees directly or through employee mutual
funds;

- to reduce, if it deems appropriate, the number of
companies participating in the offer compared with
the number of companies eligible for the employer-
sponsored company savings plan;

- to determine the procedures and conditions of
the issuances that will be effected by virtue of this
authorization, in particular regarding the terms of full
payment, dividend earning and subscription price, in
accordance with applicable legislation;

- to determine the opening and closing dates of the
subscription period;

- to set the deadline for full payment of the shares or
other securities subscribed;

- to record the amount of the capital increase to be carried out in accordance with the number of shares or other
securities with a claim on the Company's share capital
subscribed;

- at its sole discretion and as it deems appropriate, to
charge the expenses related to the capital increases
to the amount of the resulting premiums, and to draw
from this amount the sums required to bring the legal
reserve to one-tenth of the new share capital resulting
from each increase;

- to take all measures and undertake all subsequent
formalities necessary regarding the share capital
increases, in particular those pertaining to the listing of
the securities thereby created, and more generally to do
whatever is necessary to implement this resolution.

The Management Board may delegate, to any person
authorized by law, full authority to carry out the share capital increase, as well as the authority to postpone it, to the extent and in accordance with the terms and conditions that it may
define in advance.

This authorization, which cancels and replaces the unused
portion of that granted by the Shareholders at their Meeting of May 14, 2007 under the twenty-third resolution, shall
remain in force for a period of 18 months as from the date
of this Meeting.

Nineteenth resolution
Authorization granted to the Management Board to
increase the Company's share capital with waiver of
the preferential subscription rights, to a category of
beneficiaries

The Shareholders, having fulfilled the quorum and majority
requirements pertaining to extraordinary general meetings,
having reviewed the Management Board Report and the
Auditors' Special Report, and in compliance with the French
Commercial Code, notably the provisions of its Articles L.225-
129 and following and L.225-138:

1)   Authorize the Management Board to decide to increase
the share capital of the Company, in one or more times,
through the issue of ordinary shares within the limit of
a maximum number of shares representing a nominal
amount of 100 million euros, these issues being reserved
to the category of beneficiaries defined hereafter
provided that the aggregate amount that may be carried
out under this resolution and the eighteenth resolution
of this Meeting shall not exceed the nominal amount of
100 million euros;

2)  Decide to waive the preferential subscription rights
of the shareholders to the shares to be issued under
this authorization and to reserve the subscription to
the category of beneficiaries having the following
characteristics: any bank or any entity held by such bank,
which, at the request of the Company, participates in the
implementation of a structured offer for employees and
corporate officers of companies or economic interest
groups affiliated to the Company within the meaning of
Articles L.225-180 of the French Commercial and L.444-3
of the French Labor Code, incorporated outside France,
allowing them to benefit from an offer as close as possible, in terms of economic profile, to an offer that would be
made under the 18th resolution;

3)  Decide that the subscription price of the shares issued
pursuant to this authorization shall not be more than
20% lower than the average of the quoted price of the
shares of the Company on the Paris Stock Exchange
during the twenty trading days preceding the decision
setting the subscription opening date to a capital
increase realised by virtue of the eighteenth resolution,
or higher than this average; the Management Board shall
be entitled to decide to reduce or cancel any discount
so granted in order to take into account, legal, social,
tax or accountancy regulatory rules applicable locally;

4)  Decide that the Management Board will have full powers,
with authority to subdelegate such powers within the
limits of the law, to implement this authorization, and in
particular to:

- Set the date and the subscription price of the shares
to be issued, as well as the other terms and conditions
of the issues, including, the date (which may be

retroactive) on which the shares to be issued will
pay dividends, and the terms of payment of the issue
price;

- Set the list of beneficiaries of the cancellation of the
preferential subscription rights within the category
above defined as well as the number of shares to be
subscribed by each of them;

- Record the amount of the capital increase and amend
the Bylaws accordingly;

- Offset expenses against the amount of the issue
premium if it deems appropriate;

- Take any measures necessary to complete the issues;

- Carry out all formalities following the capital increases
and generally do whatever is necessary.

Any issue of shares pursuant to this resolution shall be
completed within 18 months as from the date of this
Meeting.

Twentieth resolution
Authorization granted to the Management Board
to reduce the share capital through the cancellation
of shares
The Shareholders, having fulfilled the quorum and majority
requirements pertaining to extraordinary general meetings,
and having reviewed the Management Board Report and the
Auditors' Special Report,

1)   Hereby authorize the Management Board, pursuant
to the provisions of Article L.225-209 of the French
Commercial Code and subject to the approval of the
fifteenth resolution hereabove, to cancel, in one or more
times, the shares acquired by the Company by virtue of
the fifteenth resolution of this General Meeting, within
the limit of 10% of the Company's share capital within
any given 24-month period, and to reduce the Company's
share capital accordingly;

2)  Grant full authority to the Management Board, which may
delegate such authority, to effect this capital reduction
or reductions, and in particular to decide the amount of
such capital reduction, to determine its terms, to amend
the Bylaws accordingly and, more generally, to undertake
all steps and formalities and make all disclosures that are
required.

This authorization, which cancels and replaces the unused
portion of the prior authorization granted by the Shareholders at their Meeting of May 14, 2007 under the twenty-fifth
resolution, shall remain in force for a period of 18 months as from the date of this Meeting.

Twenty-first resolution
Authorization to comply with all formal requirements
in connection with this Meeting
The Shareholders, having fulfilled the quorum and majority
requirements pertaining to extraordinary meetings, hereby
grant full authority to the bearer of an original, an extract or a copy of these minutes to comply with all formal publication, filing and other requirements and more generally to do
whatever is necessary.

INFORMATION CONCERNING THE CANDIDATES
TO AXA'S SUPERVISORY BOARD

Appointment as a member of the Supervisory Board

FRANÇOIS MARTINEAU Born on June 11,1951 Principal function Attorney at Law Number of AXA shares Number of AXA shares held as of December 31, 2007: -

CURRENT MANDATES AND POSITIONS

Partner

SCP Lussan & Associes

Vice-Chairman and director

Bred Banque Populaire

Assurances Mutuelles Le Conservateur

Associations Mutuelles Le Conservateur

Director

Conservateur Finance

AXA Assurances IARD Mutuelle

AXA Assurances Vie Mutuelle

PREVIOUS MANDATES AND POSITIONS
HELD DURING THE LAST 5 YEARS

Not applicable

EDUCATION

Philosophy Degree - University of Paris IV

Law Masters - University of Paris I

Graduate of the Institute of Political Sciences

(SciencesPo Paris)

Certificat d'Aptitude a la Profession d'Avocat (CAPA)

PROFESSIONAL EXPERIENCE

1976

Attorney at Law, Paris Bar

1981

"Conference" Secretary

1985

Lecturer at the University of Paris 1: Civil Procedure

1995

Professor at the Paris Bar School (EFB)

1998

Honorary Professor at the Law and Political Sciences School
of Lima (Peru)

1996

Expert at the Council of Europe: various missions in Eastern
Europe countries regarding the reform of the Code of
the Judicial Organization, the reform of the magistrates
and lawyers training and the revision of the Code of civil
procedure

Since 1987

Partner of SCP Lussan & Associes, law firm

Appointment as a member of the Supervisory Board, upon the recommendation of the employee shareholders of the AXA Group (not approved by the Management Board)

FRANCIS ALLEMAND

Born on January 27,1955

Principal function
Member of the European Works Council and staff representative - AXA Belgium (Belgium)

Number of AXA shares
Number of units held as of December 31, 2007 in AXA Mutual funds invested in AXA shares: 214

CURRENT MANDATES AND POSITIONS

Member
European Works Council and staff representative - AXA
Belgium (Belgium)

PREVIOUS MANDATES AND POSITIONS
HELD DURING THE LAST 5 YEARS

Not applicable

EDUCATION

Humanities - Science

PROFESSIONAL EXPERIENCE For 30 years Works in AXA Belgium (Belgium)

Appointment as a member of the Supervisory Board, upon the recommendation of the employee shareholders of the AXA Group (not approved by the Management Board)

GILLES BERNARD

Born on July 16,1953

Principal function
Auditing Consultant - AXA France

Number of AXA shares
Number of units held as of December 31, 2007 in AXA Mutuals funds invested in AXA shares: 8,142

CURRENT MANDATES AND POSITIONS

Auditing Consultant
AXA France

Chairman
AXA Actions Relais France 2007 Mutual fund

PREVIOUS MANDATES AND POSITIONS
HELD DURING THE LAST 5 YEARS

Chairman
AXA Actions Relais 2005 et 2006 Mutual fund
AXA Diversifies 2002 to 2004 Mutual fund

EDUCATION

Ecole Nationale d'Assurance

PROFESSIONAL EXPERIENCE Since 1983 Works in AXA - Life underwriting division - Internal Audit - Safety and security division

Appointment as a member of the Supervisory Board, upon the recommendation of the employee shareholders of the AXA Group (not approved by the Management Board)

ALAIN CHOURLIN

Born on June 22,1946

Principal function
Company Secretary of the North-East Region Distribution and Sales division - AXA France

Number of AXA shares
Number of units held as of December 31, 2007 in AXA Mutuals funds invested in AXA shares: 8,632

CURRENT MANDATES AND POSITIONS

Company Secretary
North-East Region Distribution and Sales division - AXA
France

PREVIOUS MANDATES AND POSITIONS
HELD DURING THE LAST 5 YEARS

Head of Sales
East Region - AXA Assurances

Head of Distribution
North-East Region - AXA France

EDUCATION

Masters in Economic Sciences

PROFESSIONAL EXPERIENCE

Since 1973

Works in AXA

- Head of Sales in the East Region - AXA Assurances

- Head of the Distribution in the North-East Region - AXA
France

- Company Secretary of the North-East Region Distribution
and Sales division - AXA France

Appointment as a member of the Supervisory Board, upon the recommendation of the employee shareholders of the AXA Group (approved by the Management Board)

WENDY E. COOPER

Born on July 21,1950

Principal function
Senior Vice President & Associate General Counsel AXA Equitable (United States)

Number of AXA shares
Number of AXA shares and/or AXA ADR held on December 31, 2007:22,786 plus 404 units held in the 401(k) Plan of AXA Equitable

CURRENT MANDATES AND POSITIONS

Senior Vice President & Associate General Counsel
AXA Equitable (United States)

Employee of AXA Equitable, responsible for the Government
Relations function representinq the Company's legislative
and regulatory positions before U.S. Congress, state
legislatures, state insurance departments, state and national trade associations and other external audiences (manages
6 persons).

PREVIOUS MANDATES AND POSITIONS
HELD DURING THE LAST 5 YEARS

Not applicable

EDUCATION

Fordham Law School, New York, NY J.D.
Associate Editor Fordham Law Review
Allegheny College, Meadville, PA B.A.
Magna Cum Laude, Phi Beta Kappa

PROFESSIONAL EXPERIENCE

1981 - 1987

Assistant Counsel to New York Governors Carey and
Cuomo

August 1987 - March 1995

First Deputy Superintendent of Insurance of the New York
Insurance Department

January 1990 - June 1990

Acting Superintendent of Insurance of the New York
Insurance Department

May 1995

Joined The Equitable, predecessor to AXA Equitable as Vice
President & Associate General Counsel

Since September 1999

Senior Vice President & Associate General Counsel AXA
Equitable (United States)

Appointment as a member of the Supervisory Board, upon the recommendation of the employee shareholders of the AXA Group (not approved by the Management Board)

RODNEY KOCH

Born on May 28,1959

Principal function
Lead Developer & AXA Way Greenbelt - Syracuse Operations Center - IT - Distribution - AXA Financial, Inc. (United States)

Number of AXA shares
Number of AXA shares and/or AXA ADR held on December 31, 2007: 3,941 plus 628 units held in the 401(k) Plan of AXA Equitable

CURRENT MANDATES AND POSITIONS

Lead Developer & AXA Way Greenbelt
"Help Desk Triage Team"

Syracuse Operations Center - IT -

Distribution - AXA Financial, Inc. (United States)

PREVIOUS MANDATES AND POSITIONS
HELD DURING THE LAST 5 YEARS

2005-2007

WebStation and AXA Partners Siebel System Support

2004-2005

Licensing Appointment & Registration System Development

2002-2004

MONY Partners Contact Management System Development
& Support

EDUCATION

M.B.A. - Syracuse University
B.S. - Accounting, Illinois State

Professional Certifications

Certified Management Accountant (CMA)

Passed Certified Public Accountant Exam (not licensed)

CLU, ChFC, FLMI

Competent Toast Master

Certified Siebel Consultant

PROFESSIONAL EXPERIENCE

2000 - 2001

MONY IVR Technical Team Lead

1998 - 2000

MONY Enterprise Architect

Professional Associations
2006 - 2008

Project Management Institute - Member

1983 - 2008

Institute of Management Accountants - Member

1989-1999

GUIDE International (IBM North America User Group)

- Project/Group Manager (1989-1993)

- Board of Directors - Treasurer (1993-1995)

- Delegate to SHARE Europe Conference (1994)

- Managing Director of Marketing (1995-1999)

Appointment as a member of the Supervisory Board, upon the recommendation of the employee shareholders of the AXA Group (not approved by the Management Board)

HANS NASSHOVEN

Born on December 2nd, 1950

Principal function
Member of the Works Council of Head Office in AXA Service AG (Germany)

Number of AXA shares
Number of units held on December 31,2007 in AXA Mutual funds invested in AXA shares: 246

CURRENT MANDATES AND POSITIONS

Member of the Works Council of Head Office

AXA Service AG (Germany)

Delegate

General Works Council

Expert IT advisor

General Works Council

Member

AXA's European Works Council

Chairman of the Board

AXA Hearts in Action Germany

Chairman of the Supervisory Board

AXA Plan 2002-2006 Germany

PREVIOUS MANDATES AND POSITIONS
HELD DURING THE LAST 5 YEARS

Not applicable

EDUCATION

Nixdorf Computer AG Apprenticeship as toolmaker

(1965-1969)

Training course at Nixdorf Academy to become programmer

(1969-1971)

PROFESSIONAL EXPERIENCE 1972-1975 IT Developer Sector: Administration Affairs (American Embassy in Bonn) 1975 IT - Developer Sector: Accounting, Mortgages, acquired knowledge of Works Constitutions Act

Appointment as a member of the Supervisory Board, upon the recommendation of the employee shareholders of the AXA Group (not approved by the Management Board)

FREDERIC SOUHARD

Born on March 8,1956

Principal function
Régleur de sinistres - AXA France

Number of AXA shares
Number of units held as of December 31, 2007 in AXA Mutuals Funds invested in AXA shares: 2,352

CURRENT MANDATES AND POSITIONS

Régleur de sinistres

AXA France

Chairman

Actionnariat Salaries AXA Mutual fund

Economic Commission of the Group Works Council for France

Member

AXA's European Works Council
Group Works Council for France
Central Works Council - AXA France

PREVIOUS MANDATES AND POSITIONS
HELD DURING THE LAST 5 YEARS

Not applicable

EDUCATION

Finance and Accounting Degree (DUT)

PROFESSIONAL EXPERIENCE

For more than 15 years
Worked in the Accounting Department (private individual and
professional sinisters) - AXA France.
Currently, full-time dedicated to elective and representative mandates at the level of the Group European Works Council,
the Group Works Council in France and the Group Works
Council of AXA France.

Appointment as a member of the Supervisory Board, upon the recommendation of the employee shareholders of the AXA Group (not approved by the Management Board)

JASON STEINBERG

Born on July 19,1973

Principal function
AXA Way Black Belt - AXA Equitable (United States)

Number of AXA shares
Number of AXA shares and/or AXA ADR held on December 31, 2007: 3,040 plus 2,254 units held in the 401(k) Plan of AXA Equitable

CURRENT MANDATES AND POSITIONS

AXA Way Black Belt
AXA Equitable (United States): to lead Six Sigma improvement projects that redesign business processes to increase
revenue and productivity and reduce costs in an effort
to improve customer satisfaction. Partner with business
representatives together with senior level sponsorship to
assess current processes, generate solutions and implement
improvements.

PREVIOUS MANDATES AND POSITIONS
HELD DURING THE LAST 5 YEARS

Manager of the Departments
Accumulator Commissions,
Accumulator Death Claims,
Accumulator Disbursements, and
Accumulator Fund Transfers Processing

EDUCATION

Bachelors of Science in Business and Economics - State
University of New York at Oneonta

PROFESSIONAL EXPERIENCE

From 1994 to 1998

Assistant Branch Manager, Branch Operations Coordinator
and Head Teller at Fleet Bank (now Bank of America - United
States)

From 1998 to 2006

Manager, Accumulator Operations at AXA Financial, Inc.
(United States)

Since February 2006

Black Belt, AXA Way at AXA Financial, Inc. (United States)

Appointment as a member of the Supervisory Board, upon the recommendation of the employee shareholders of the AXA Group (not approved by the Management Board)

ANDREW WHALEN

Born on September 6,1956

Principal function
Branch Asset Management Specialist - AXA Financial, Inc. (United States)

Number of AXA shares
Number of AXA shares and/or AXA ADR held on December 31, 2007: 414 plus 10,375 units held in the 401(k) Plan of AXA Equitable

CURRENT MANDATES AND POSITIONS

Branch Asset Management Specialist
AXA Financial, Inc. (United States)

PREVIOUS MANDATES AND POSITIONS
HELD DURING THE LAST 5 YEARS

Not applicable

EDUCATION

Marketing Degree from SUNY at Plattsburgh
CLU Degree (1992)
ChFC Degree (1994)

PROFESSIONAL EXPERIENCE

Since 1985
Branch Asset Management Specialist at AXA Financial, Inc.
(facilitate the sales of investment products in the Upstate
NY branch offices this includes the AXA Equitable Variable
Annuity lineup as well as the LPL Investement platform).

> APPENDIX IX

Social and environmental information

In accordance with the relevant provisions of the French
Commercial Code resulting from the New Economic
Regulations Act (Loi sur les Nouvelles Régulations
Economiques) adopted in May 2001, the Company herewith
discloses the way in which it takes into account the social and environmental consequences of its business and activities.

Further information on AXA Group's social and environmental
activities or practices is available in the Activity and
Sustainable Development Report and on AXA Group's
website (www.axa.com), notably within the "Corporate
Responsibility" section. The 2007 Activity and Sustainable
Development Report will be available online at www.axa.com
or upon request to the Individual Shareholders Department,
25 Avenue Matignon, 75008 Paris, France.

SOCIAL INFORMATION

As a holding company, the Company has no other active
employees than the French members of its Management
Board. Detailed information on their remuneration is provided in Part III, section 3.2 of this Annual Report.

The provisions of the master agreement ("Accord-cadre") on
work organization, scheduling and the reduced workweek,
signed on February 1, 2000, do not apply to the Company's
employees.

AXA SA employees are not eligible for "participation"
benefits as provided for in the agreement on Group profit-
sharing dated March 24, 2006 and signed within the Group
Union Representation, but they do benefit from a share in the organization's profits. In 2007, the total profit sharing-based amount ("interessement") distributed to AXA SA employees
was 77,670 euros. AXA SA employees also benefit from the
Group's Savings Plan.

The Company, having essentially an activity of holding
company, has no material local employment or regional
development impacts, nor does it resort to subcontracting.

In 2006, AXA's Supervisory Board adopted a new version
of its Compliance and Ethics Guide, available via its public
(www.axa.com) and private (Group intranet) websites. The
purpose of this Guide is to describe the Group's main internal regulations aimed at ensuring that all AXA Group entities
and their employees share a common understanding of
applicable ethical norms and practices, and that employee
work is performed in compliance with said norms.

AXA SA contributes to social actions such as the AXA
Research Fund (a partnership between AXA SA and academic
circles launched in 2007 and providing a €100 million
funding over 5 years), the "Vocation Patrimoine" program
(an international world heritage protection program in
partnership with the UNESCO), and the acquisition of
several "national treasures" (in collaboration with the Louvre
Museum, the Quai Branly Museum, and the Museum of Fine
Arts of Lyon). More detailed information on these initiatives is available on www.axa.com.

In addition to national regulations, AXA has, in February
2003, adhered and committed to respect and promote the
ten guiding principles of the United Nations Global Compact
relating to human rights, labour rights, the environment
and the fight against corruption. These principles are
essentially based on the Universal Declaration of Human
Rights, the International Labour Organization's Declaration
on Fundamental Principles and Rights at Work, the Rio
Declaration on Environment and Development and the United
Nations Convention against Corruption.

ENVIRONMENTAL INFORMATION

Because AXA SA is a holding company, its activity has no
significant impact on the environment. Being fully aware of
environmental issues at stake, however, AXA has defined
several environmental and sustainable development
objectives for its main operating entities.

Within this framework, AXA has fixed quantitative objectives for the 2007-2009 period with regards to energy, C02
emissions, and paper and water consumption, as follows:

-  Power consumption (kWh/FTE): 5% reduction.

-  C02 emissions (T/FTE): 5% reduction.

-  Water consumption (m3/FTE): 5% reduction.

-  Paper consumption (T/FTE): 2.5% reduction.

In addition to these core objectives, a further area for
action has been identified: a more effective electronic waste management, notably in connection with the Waste Electronic
and Electrical Equipment (WEEE) Directive.

All the above objectives are regularly monitored, including via an annual reporting process, in order to assist local entities in gradually defining and implementing action plans. More
information on this toplc (policy, procedures, programs and
results) is or will be available on www.axa.com and in the
2007 Activity and Sustainable Development Report.

> APPENDIX X

Management Board's Report -
Correspondence table

This Document de Référence includes all the compulsory
matters required to be covered in the Management Board's
Report of AXA established pursuant to articles L.225-100
and L.225-100-2 of the French Commercial Code.

You will find below the references to the extracts of the Document de Référence corresponding to the parts of the Management Board's Report as approved by the Management Board of the Company.

PAGES
SECTIONS
1.	Business and trends / Earnings / Financial position and key performance indicators	44 to 113 and 410 to 430
2.	Use of financial instruments by the Company when relevant for assessing its assets and liabilities, financial position, and profits and losses	110 to 113; 176 to 194 and 316 to 333
3.	Description of major risk factors and uncertainties	166 to 194
4.	Acquisition of significant equity interests in companies headquartered in France	n/a
5.	Events subsequent to fiscal year end / Outlook	54; 372 and 106
6.	Dividend distributions over the last three years	8
7.	Information on market and liquidity risks (interest rate, exchange rate and stock price fluctuation risk)	176 to 194
8.	Purchase and sale of the Company's own shares	155
9.	Executive compensation	132 to 153
10.	Transactions involving Company stock competed in 2007 by corporate officers	150 to 153
11.	Directorships and positions held by corporate officers of the Company	118 to 122 and 125 to 127
12.	Relevant provisions in the event of a public takeover bid on the Company	386 to 387
13.	Capital ownership	156 to 157
14.	Employee shareholders	158 to 159
15.	Adjustment of the rights of holders of securities with a claim on the capital of the Company	n/a
16.	Social and environmental information	472
17.	Research and development activities	n/a
EXHIBITS
18.	Table of the capital increase delegations	408 to 409
19.	Table of the Company's financial results over the last five years	416
20.	Chairman of the Supervisory Board's Report	390 to 398

> APPENDIX XI

Commission Regulation of April 29,2004
Correspondence table

Annual Report (Document de Référence) filed with the AMF on March 28, 2008
Pages
	INFORMATION ITEMS - ANNEX 1 OF THE COMMISSION REGULATION N° 809/2004	404
1.	Person responsible

2.	Statutory Auditors	405

3.	Selected financial information	4 to 5

4.	Risk factors	39 to 43 and 166 to 194

5.	Information about the issuer
	5.1. History and development of the issuer 5.2. Investments	9 to 11 49 to 52

6.	Business overview	18 to 34 and 44 to 47

7.	Organizational structure
	7.1. Brief description of the Group 7.2. List of significant subsidiaries	13 to 16 218 to 224

8.	Property, plants and eguipment	n/a

9.	Operating and financial review	55 to 105 and 197 to 375

10.	Capital resources
10.1. Capital resources
10.2. Sources and amounts of cash flows
10.3. Borrowing requirements and funding structure
10.4. Restrictions on the use of capital resources
	10.5. Anticipated sources of funds needed	271 to 281 110 to 113; 202 to 203 and 270 110 to 113 and 300 to 307 110 to 113 110 to 113

11.	R&D, patents and licenses	n/a

12.	Trend information	54; 106 and 372

13.	Profits forecasts or estimates	n/a

14.	Administrative, Management, and Supervisory bodies and senior management
	14.1. Information on members of the Administrative, Management or Supervisory bodies	116 to 128
	14.2. Administrative, Management and Supervisory bodies' conflicts of interests	127 to 128 and 148 to 150

15.	Remuneration and benefits
	15.1. Amount of remuneration paid	132 to 153
	15.2. Amounts set aside or accrued to provide pension, retirement or similar benefits	136

16.	Board practices
	16.1. Date of expiration of the current term of office	117 and 124
16.2. Information about members of the management bodies' service contracts
	with the issuer or any of its subsidiaries	122 and 127
	16.3. Information on the Audit Committee and the Remuneration Committee	122 to 124
	16.4. Statement of compliance with the country of incorporation's corporate governance regime	116

17.	Employees
	17.1. Number of employees	130 to 131
	17.2. Shareholdings and stock options	142 to 143 and 148 to 153
	17.3. Arrangements for involving the employees in the capital of the issuer	158 to 159

18.	Major shareholders	156 to 159

19.	Related party transactions	158 to 159 and 366 to 367

20.	Financial information concerning the issuer's assets and liabilities, financial position and profits and losses
	20.1. Historical financial information *	197 to 375
	20.2. Pro forma financial information	n/a
	20.3. Financial statements	198 to 204
	20.4. Auditing of historical annual financial information	376 to 377
	20.5. Age of latest financial information	401
	20.6. Interim and other financial information	401
	20.7. Dividend policy	195
	20.8. Legal and arbitration proceedings	373 to 375
	20.9. Significant change in the issuer's financial or trading position	49 to 54 and 110 to 113

21.	Additional information
	21.1. Share capital	156 to 158 and 382 to 384
	21.2. Memorandum and Articles of association	116; 380 to 381 and 383 to 387

22.	Material contracts	n/a

23.	Third party information and statement by experts and declarations of any interest	n/a

24.	Documents on display	403

25.	Information on holdings	14 to 16 and 218 to 224

OTHER PERIODICAL INFORMATION REQUIRED
BY THE AMF GENERAL REGULATIONS

Annual Information Document (art. 222-7)		400 to 403

Compensation paid to Statutory Auditors in 2007 and 2006 (art. 222-8)		406 to 407

Description of the Company's own share buyback program (art. 241-2)		154 to 155

Pursuant to Article 28 of Commission Regulation (EC) n° 809/2004 of April 29, 2004, the following items are incorporated by reference:

- AXA's consolidated financial statements for the year ended December 31, 2006 and the Statutory Auditors' report on them, respectively presented on pages 250-438 and on pages 439-440 of the Annual Report (Document de Référence) n° D07-0362 filed with the AMF (Autorité des Marchés Financiers) on April 20, 2007;

- AXA's consolidated financial statements for the year ended December 31, 2005 and the Statutory Auditors' report on them, respectively presented on pages 232-396 and on pages 397-398 of the Annual Report (Document de Référence) n° D06-0267 filed with the AMF (Autorité des Marchés Financiers) on April 13, 2006.

APPENDIX XII

Annual Financial Report
Correspondence table

This Document de Référence includes all the components
of the Annual Financial Report (Rapport Financier Annuel)
referred to in paragraph 1 of article L.451-1-2 of the French
Monetary and Financial Code as well as in article 222-3 of
the AMF General Regulations.

You will find below the references to the extracts of the Document de Référence corresponding to the various parts of the Annual Financial Report.

SECTIONS	PAGES
Financial statements of the Company-parent only	413 to 430
Consolidated financial statements of the Group	197 to 375
Management Board's Report	473
Statement made by the person responsible for the Annual Financial Report	404
Report of the statutory auditors on the financial statements of the Company-parent only	431 to 432
Report of the statutory auditors on the consolidated financial statements of the Group	376 to 377
Statutory auditors' fees	406 to 407
Report of the Chairman of the Supervisory Board on the conditions of preparation and organization of the Board's work and on internal control procedures	390 to 398
Report of the statutory auditors on the Report of the Chairman of the Supervisory Board	399

Contacts Readers can address any comments and questions on this document to:

Analysts and Institutional Investors

In Paris, AXA Group

Financial Communication Department

25, avenue Matignon - 75008 Paris - France

Tel.: + 33 (0) 1 40 75 57 00

E-mail: infos.web@axa.com - Internet: www.axa.com

In New York, AXA Financial

Financial Communication Department

1290, avenue of the Americas

New York, NY 10104-USA

Tel.: + 1 212 314 2902 - Fax: + 1 212 707 1805

Individual Shareholders

AXA Group

Individual Shareholder Communications

25, avenue Matignon - 75008 Paris - France

Tel.: + 33 (0) 1 40 75 48 43 - Fax: + 33 (0) 1 40 75 59 54

E-mail: actionnaires.web@axa.com

Conception WPRINTEL Realisation DESIGN MEDIA Annual Report 2007 - Document de Référence This Annual Report is also available on the Company's website at www.axa.com.